As filed with the Securities and Exchange Commission on March 11, 2005

Registration No. 333-111882

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EARLE M. JORGENSEN COMPANY

(Exact name of Registrant as specified in its charter)

Delaware	5051	95-0886610
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10650 Alameda Street

Lynwood, California 90262

(323) 567-1122

(Address and telephone number of registrant’s principal executive offices)

William S. Johnson

Vice President, Chief Financial Officer and Secretary

Earle M. Jorgensen Company

10650 Alameda Street

Lynwood, California 90262

(323) 567-1122

(Name, address and telephone number of agent for service)

Copy to:

Mark A. Conley, Esq.

Katten Muchin Zavis Rosenman

2029 Century Park East, Suite 2600

Los Angeles, CA 90067

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective and the effective time of the merger of Earle M. Jorgensen Holding Company, Inc. with and into EMJ Metals LLC, a wholly owned subsidiary of the Registrant, as described in the Agreement and Plan of Merger and Reorganization, dated as of December 17, 2004, amended as of January 28, 2005, and further amended as of March 3, 2005, included as Annex A to the proxy statement/prospectus forming a part of this registration statement.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission (the Commission) of which this proxy statement/prospectus is a part is effective. This proxy statement/prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Earle M. Jorgensen Holding Company, Inc. 10650 Alameda Street Lynwood, California 90262

March     , 2005

Dear Stockholder:

Earle M. Jorgensen Holding Company, Inc., or Holding, and its wholly owned subsidiary, Earle M. Jorgensen Company, or EMJ, have agreed to a merger and associated financial restructuring pursuant to which a wholly owned subsidiary of EMJ will acquire Holding and you will become a stockholder of EMJ. Preferred stockholders will receive cash consideration in addition to shares of EMJ common stock.

Concurrently with the merger and financial restructuring, EMJ expects to consummate a public offering of its common stock. The price of the EMJ common stock issued in the public offering will establish its value as consideration in the merger and financial restructuring and the net cash proceeds of the public offering will be used to pay the cash portion of the consideration for the Holding notes, series A preferred stock and series B preferred stock. Consummation of the merger and financial restructuring is conditioned on completion of the public offering.

Our board of directors approved the merger agreement and the merger, subject to the condition that the public offering price of the EMJ common stock is not less than $7.00 per share and the public offering results in not less than $100,000,000 of net proceeds to EMJ. You should consider the proposed merger and financial restructuring based on the possibility that this “worst case” scenario could actually occur (in which case you will receive one share of EMJ common stock for each share of Holding common stock, merger consideration consisting of $246.01 in cash and 81.52 shares of EMJ common stock for each share of Holding series A preferred stock and merger consideration consisting of $301.23 in cash and 99.82 shares of EMJ common stock for each share of Holding series B preferred stock).

The preliminary prospectus for the public offering, however, reflects a public offering price of EMJ’s common stock of $15.00 per share, and net proceeds of the public offering equal to $279,750,000, which would result in you receiving:

•	one share of EMJ common stock for each share of Holding common stock you own;

•	merger consideration having a value of $816.68, consisting of $688.21 in cash and 8.56 shares of EMJ’s common stock for each share of Holding series A preferred stock you own; and

•	merger consideration having a value of $1,000, consisting of $842.70 in cash and 10.49 shares of EMJ’s common stock for each share of Holding series B preferred stock you own.

Approval of the merger and financial restructuring requires the affirmative vote of a majority of (a) all issued and outstanding shares of Holding common stock and series B preferred stock, voting together as a class, but excluding the shares of such stock held by Kelso Investment Associates IV, L.P., or KIA IV, and its affiliates; and (b) all issued and outstanding shares of series A preferred stock, voting separately as a class, but excluding the shares of series A preferred stock held by affiliates of KIA IV. We have scheduled a special meeting of stockholders of Holding to obtain this approval. The meeting will be held on April 13, 2005, at 10:00 a.m., Eastern Time, at the offices of Katten Muchin Zavis Rosenman located at 575 Madison Avenue, New York, New York 10022-2585. Our board of directors unanimously adopted and approved the merger agreement and the merger and financial restructuring and recommends that you vote “for” approval of the merger agreement and the merger and financial restructuring. Some of our directors have potential conflicts of interest arising from their relationship with KIA IV and its affiliates that are more fully described in “Additional Summary Information—Interests of Certain Persons in Matters to be Acted Upon” at page 5 and “Certain Relationships and Related Transactions” at page 153 of the attached proxy statement/prospectus.

The attached proxy statement/prospectus provides you with detailed information about the merger and financial restructuring and the special meeting. Please carefully review the entire proxy statement/prospectus, including the matters discussed under “ Risk Factors” beginning on page 21 of the attached proxy statement/prospectus, before voting.

David M. Roderick Chairman of the Board	Maurice S. Nelson, Jr. President, Chief Executive Officer and Chief Operating Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be offered pursuant to this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated March     , 2005, and is first being mailed to stockholders on or about March     , 2005.

Earle M. Jorgensen Holding Company, Inc. 10650 Alameda Street Lynwood, California 90262

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON APRIL 13, 2005

We will hold a special meeting of stockholders of Earle M. Jorgensen Holding Company, Inc., or Holding, on April 13, 2005 at 10:00 a.m., Eastern Time, at the offices of Katten Muchin Zavis Rosenman located at 575 Madison Avenue, New York, New York 10022-2585. The purpose of the special meeting is to allow you to consider and vote on a proposal to adopt and approve an Agreement and Plan of Merger and Reorganization, or merger agreement, dated as of December 17, 2004, amended as of January 28, 2005, and further amended as of March 3, 2005, by and among Earle M. Jorgensen Holding Company, Inc., Earle M. Jorgensen Company, or EMJ, and EMJ Metals LLC, a newly formed, wholly owned subsidiary of EMJ, pursuant to which Holding will merge with and into EMJ Metals LLC, with EMJ Metals LLC as the survivor. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

The accompanying proxy statement/prospectus describes the proposed merger, the merger agreement and related matters in more detail. We encourage you to read the entire document carefully. In particular, you should carefully consider the discussion entitled “Risk Factors” beginning on page 21. The proxy statement/prospectus sets forth certain appraisal rights that may exist in the event the proposed merger is approved.

The board of directors of Holding set March 1, 2005 as the record date for the special meeting. As a result, holders of record of Holding’s series A preferred stock, series B preferred stock and common stock at the close of business on March 1, 2005 are entitled to notice of, and to vote with respect to, all matters applicable to such classes of securities to be acted upon at the special meeting or any adjournment or postponement thereof. A complete list of such stockholders will be available at the headquarters of Holding at 10650 Alameda Street, Lynwood, California 90262, for examination by any stockholder of Holding, for any purpose related to this special meeting, during normal business hours for a period of ten days prior to this special meeting.

All stockholders are cordially invited to attend the special meeting in person. However, whether or not you plan to attend the special meeting in person, you are urged to promptly submit your proxy (1) by completing, signing, dating and returning the enclosed proxy card(s) in the envelope provided, (2) by telephone or (3) over the Internet. The proxy card(s) requires no postage if mailed in the United States in the enclosed, self-addressed return envelope. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before your shares have been voted at the special meeting, including by attending the meeting and voting your shares in person.

Your vote is important. If you fail to vote, this will have certain results. If you own shares directly, your failure to vote those shares or an abstention will have the same effect as a vote against the merger and financial restructuring. If you are a participant in the stock bonus plan and your capital stock has been allocated to a rollover account and you fail to direct the plan’s trustee as to how those shares are to be voted, the trustee will not vote those shares. This will also have the same effect as a vote against the merger and financial restructuring. If you are a participant in the stock bonus plan and your capital stock has not been allocated to a rollover account and you fail to direct the plan’s trustee as to how those shares are to be voted or fail to provide instruction with respect to the proposal referenced on your instruction card(s), the trustee will vote those shares at the direction of the benefits committee in favor of the merger and financial restructuring.

You should not send Holding stock certificates with your proxy card(s). After completion of the merger, the exchange/paying agent will send you written instructions for exchanging Holding stock certificates for cash and/or EMJ stock certificates.

If you have any questions, or need assistance in voting your proxy, you may call William S. Johnson, our corporate secretary, at (323) 567-1122.

By order of the Board of Directors

William S. Johnson VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY

Lynwood, California

March     , 2005

i

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

v

QUESTIONS AND ANSWERS REGARDING THE MERGER AND FINANCIAL RESTRUCTURING

Q: WHAT AM I BEING ASKED TO VOTE ON AT THE MEETING?

A: Earle M. Jorgensen Holding Company, Inc., or Holding, has entered into an agreement and plan of merger and reorganization, or merger agreement, with Earle M. Jorgensen Company, or EMJ, and EMJ Metals LLC, a newly formed wholly owned subsidiary of EMJ. Holding has also entered into an exchange agreement with EMJ, Kelso Investment Associates, L.P., or KIA I, Kelso Equity Partners II, L.P., or KP II, KIA III — Earle M. Jorgensen, L.P., or KIA III, and Kelso Investment Associates IV, L.P., or KIA IV. The merger agreement and the exchange agreement set forth the terms of the proposed merger and associated financial restructuring. A copy of each of the merger agreement and exchange agreement is attached to this proxy statement/prospectus as Annex A and Annex B, respectively. For a description of each, see “Material Provisions of the Merger Agreement and Exchange Agreement.”

The purpose of the special meeting to be held on April 13, 2005 is to allow the stockholders of Holding to consider and vote on a proposal to adopt and approve the merger agreement and the merger and financial restructuring. You are receiving these materials in connection with Holding’s solicitation of proxies for the special meeting and because this document is also EMJ’s prospectus for the shares of common stock that it will issue in the merger and financial restructuring.

Q: HOW WILL THE MERGER AND FINANCIAL RESTRUCTURING RELATE TO THE CONCURRENT INITIAL PUBLIC OFFERING OF EMJ COMMON STOCK?

A: Concurrently with the merger and financial restructuring, EMJ expects to consummate a public offering of shares of its common stock. As reflected in EMJ’s public offering preliminary prospectus dated March     , 2005, relating to the EMJ public offering, EMJ currently expects to sell 20,000,000 shares in the public offering and receive net proceeds of approximately $279,750,000 based on an assumed public offering price of $15.00 per share, the mid-point of the range described on the cover of the public offering preliminary prospectus. See “Q: HOW WILL THE MERGER CONSIDERATION AND THE CONSIDERATION TO BE ISSUED IN EXCHANGE FOR THE HOLDING NOTES BE DETERMINED?” The net proceeds of the public offering will be allocated to the payment of the cash portion of the exchange consideration of the Holding notes and the cash portion of the merger consideration of the series A preferred stock and the series B preferred stock. There can be no assurance that the public offering price will be equal to the assumed mid-point of the range or within the range or that the net proceeds of the public offering will be equal to $279,750,000, as we have assumed.

Completion of the merger and financial restructuring is conditioned upon (1) consummation of the public offering of EMJ common stock at a public offering price that is not less than $7.00 and (2) the public offering resulting in at least $100,000,000 of net proceeds to EMJ. When voting on the proposed merger and financial restructuring you should consider that this “worst case” scenario could actually occur, and, if you are a Holding stockholder, you may receive the merger consideration set forth under “Q: WHAT WILL THE MERGER CONSIDERATION BE IF THE PUBLIC OFFERING PRICE IS $7.00 PER SHARE AND THE PUBLIC OFFERING RESULTS IN $100,000,000 OF NET PROCEEDS TO EMJ?” The closing of the public offering is conditioned upon, and will occur on the same day as, the closing of the merger and financial restructuring.

Q: WHAT IS THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND HOLDING’S BOARD OF DIRECTORS?

A: A special committee of Holding’s board of directors, consisting of Messrs. Mason and Nelson, has unanimously approved the merger agreement and the merger and financial restructuring and unanimously recommended that Holding’s board of directors approve the merger agreement and the merger and financial restructuring. Holding’s board of directors unanimously adopted and approved the merger agreement and the merger and financial restructuring and recommended that its stockholders vote “FOR” the approval of the merger agreement and the merger and financial restructuring.

Q: WHY WAS THE SPECIAL COMMITTEE FORMED?

A: The special committee was formed because of potential conflicts of interest arising from the relationship of certain directors of Holding with Kelso and its affiliates. As of the record date, KIA IV, the other Kelso funds and Kelso affiliates, including one of our directors, held 8,259,799 shares of Holding common stock, which represented 73.8% of the issued and outstanding shares of Holding common stock, and 24,519 shares of series A preferred stock, which represented 42.6% of the issued and outstanding shares of series A preferred stock. As of the record date, KIA IV also held approximately $257,100,000 of the Holding notes (including accrued but unpaid interest through September 29, 2004) and warrants to purchase 2,937,915 shares of Holding common stock, which represented all of the outstanding Holding notes and all of the outstanding Holding warrants. Kelso designates five of seven Holding and EMJ directors, two of whom are also principals of Kelso; and Kelso provides financial advisory services to Holding and EMJ for a fee and reimbursement of expenses. These relationships make Kelso and its affiliates interested parties in the proposed transaction. To eliminate the effects of potential conflicts of interest arising from the interests of Kelso and its affiliates in evaluating, negotiating and recommending strategic alternatives to Holding’s board of directors, including a possible financial restructuring, Holding’s board of directors formed the special committee, composed of two directors who are not affiliated with, and were not designated by, Kelso. See “Additional Summary Information—Interests of Certain Persons in Matters to be Acted Upon” beginning at page 5.

Q: WHY IS HOLDING’S BOARD OF DIRECTORS RECOMMENDING THAT I VOTE FOR THE MERGER?

A: Holding’s board of directors believes that the merger and financial restructuring is in the best interests of Holding and its stockholders for the following reasons:

•	The merger and financial restructuring and the public offering, which is a condition to closing the merger and financial restructuring, will result in:

–	the exchange of all outstanding Holding notes, including interest accrued through September 29, 2004, valued at approximately $257,100,000, for shares of EMJ common stock and cash, which will stop the accretion of interest at the rate of 18% per annum (currently resulting in interest accruals of approximately $48,900,000 per year) that adversely affects the value of each class of capital stock owned by Holding’s stockholders;

–	the conversion of all shares of series A preferred stock issued and outstanding as of the date of this proxy statement/prospectus, valued at approximately $47,000,000 in the aggregate (including dividends accrued through September 29, 2004), and all shares of series B preferred stock issued and outstanding as of the date of this proxy statement/prospectus, valued at approximately $27,900,000 in the aggregate (all accumulated dividends have been paid in-kind through September 29, 2004), into shares of EMJ common stock and cash, which will stop the accretion of dividends at rates of 18% and 15½% per annum, respectively (currently resulting in dividend accruals of approximately $11,200,000 per year in the aggregate), that adversely affects the value of the Holding common stock;

–	the elimination of the liquidation preference of the Holding notes relative to Holding’s capital stock and the elimination of the liquidation preference of Holding’s preferred stock relative to Holding’s common stock;

–	simplification of Holding’s capital structure;

–

the receipt by the holders of the series A preferred stock of cash for at least (a) 30.1% of their existing investment, based on the closing condition that the public offering results in at least $100,000,000 of net proceeds to EMJ, and (b) 84.3% of their existing investment, assuming the public offering results in $279,750,000 of net proceeds to EMJ (before taking into account estimated offering expenses payable by EMJ, as set forth under “Use of Proceeds” in the public offering preliminary prospectus); and

–	the receipt by the holders of the series B preferred stock of cash for at least (a) 30.1% of their existing investment, based on the closing condition that the public offering results in at least $100,000,000 of net proceeds to EMJ, and (b) 84.3% of their existing investment, assuming the public offering results in $279,750,000 of net proceeds to EMJ (before taking into account estimated offering expenses payable by EMJ, as set forth under “Use of Proceeds” in the public offering preliminary prospectus).

•	No strategic transaction alternative likely to be available now or in the immediate future would result in equal or better compensation to Holding’s stockholders, other than Kelso and its affiliates, after providing for the repayment of the Holding notes.

•	Upon completion of the merger and financial restructuring and the public offering, EMJ will have greater flexibility to pursue capital markets transactions and strategic transactions that are not currently available.

•	The holders of the series A and series B preferred stock will receive a portion of their merger consideration in cash and, therefore, will be able to diversify a portion of their investments in the securities of Holding.

•	Completion of the merger and financial restructuring and public offering transactions will provide the holders of Holding’s capital stock more liquidity in their investments in EMJ.

For more detail see the recommendations of the special committee and Holding’s board of directors, beginning on pages 52 and 55, respectively.

Q: WHAT WILL HAPPEN AS A RESULT OF THE MERGER AND FINANCIAL RESTRUCTURING?

A: As a result of the merger and financial restructuring, Holding and EMJ Metals, LLC, a wholly owned subsidiary of EMJ, will be combined, Holding will cease to exist as the parent company of EMJ, and Holding’s securityholders will become the stockholders of EMJ. Holding currently has four different securities (other than warrants and options to purchase its common stock) outstanding:

•	Holding notes that bear interest at 18% per annum compounded semiannually and have priority over all of the other securities of Holding on liquidation;

•	series A preferred stock that is entitled to a cumulative annual dividend of 18% and has priority over the series B preferred stock and common stock of Holding on liquidation;

•	series B preferred stock that is entitled to cumulative quarterly dividends of 15½% per annum and has priority over Holding common stock on liquidation; and

•	common stock that does not pay dividends and is the lowest ranking security of Holding on liquidation.

As a result of the merger and financial restructuring, (1) each owner of Holding notes, series A preferred stock and Series B preferred stock will receive cash and EMJ common stock in exchange for his, her or its Holding securities, (2) each owner of Holding common stock will receive EMJ common stock and (3) EMJ will have only one class of securities issued and outstanding.

Q: WHAT WILL I RECEIVE IN THE MERGER?

A: Each share of Holding’s common stock will be converted into one share of EMJ’s common stock. Assuming that the public offering price is $15.00, the mid-point of the range described on the cover of the public offering preliminary prospectus, and the net proceeds of the public offering applied to payment of the cash portion of the merger and exchange consideration are $279,750,000 (before taking into account estimated offering expenses payable by EMJ, as set forth under “Use of Proceeds” in the public offering preliminary prospectus), in the merger and financial restructuring:

•	each share of series A preferred stock will be converted into merger consideration equal to $816.68 (which is equal to the appraised value as of March 31, 2004, including accumulated and unpaid dividends from April 1, 2004 through September 29, 2004) consisting of $688.21 in cash and 8.56 shares of EMJ’s common stock; and

•	each share of series B preferred stock will be converted into merger consideration equal to $1,000 (which is equal to the liquidation value of each share of series B preferred stock (all accumulated dividends have been paid in-kind through September 29, 2004)) consisting of $842.70 in cash and 10.49 shares of EMJ’s common stock.

There can be no assurance, however, that the public offering price will be equal to the mid-point of, or within, the range described above, or that the net proceeds of the public offering will be equal to $279,750,000, as we have assumed. Our board of directors approved the merger agreement and the merger subject to the nonwaivable condition that the public offering price of the EMJ common stock is not less than $7.00 per share and the public offering results in not less than $100,000,000 of net proceeds to EMJ, and you should consider the proposed merger and financial restructuring based on the possibility that this “worst case” scenario could actually occur (in which case you will receive merger consideration having a value of $816.68 consisting of $246.01 in cash and 81.52 shares of EMJ common stock for each share of Holding series A preferred stock you own and merger consideration having a value of $1,000, consisting of $301.23 in cash and 99.82 shares of EMJ common stock for each share of Holding series B preferred stock you own). A change in the public offering price from the assumed price will affect the number of shares of EMJ common stock received in exchange for each share of series A preferred stock and series B preferred stock. See “Q: HOW WILL THE PUBLIC OFFERING PRICE OF THE EMJ COMMON STOCK AFFECT THE MERGER CONSIDERATION?” A change in the net proceeds of the public offering will affect the amount of cash and the number of shares of EMJ common stock received in exchange for each share of series A preferred stock and series B preferred stock. See “Q: HOW WILL THE AMOUNT OF NET PROCEEDS OF THE PUBLIC OFFERING AFFECT THE MERGER CONSIDERATION?” Fractional shares will be paid in cash in lieu of EMJ common stock.

Q: WHAT ARE THE OTHER COMPONENTS OF THE MERGER AND FINANCIAL RESTRUCTURING?

A: Assuming that the public offering price is $15.00, the mid-point of the range described on the cover of the public offering preliminary prospectus, and the net proceeds of the public offering applied to payment of the cash portion of the merger and exchange consideration are $279,750,000 (before taking into account estimated offering expenses payable by EMJ, as set forth under “Use of Proceeds” in the public offering preliminary prospectus), the merger and financial restructuring also provides that:

•	Holding’s indebtedness will be exchanged for an aggregate of $216,631,383 in cash and 2,695,862 shares of EMJ’s common stock;

•	the outstanding warrants to purchase shares of Holding common stock will be exchanged for 2,935,956 shares of EMJ’s common stock;

•	the obligations of Holding to issue 3,053,668 shares of common stock under the outstanding Holding stock option agreements will be assumed by EMJ. Upon exercise of such options, EMJ will be obligated to issue an equal number of shares of its common stock at the same exercise price and on the same terms and conditions as provided in the Holding stock option agreements and stock option plan;

•

EMJ will establish a new stock incentive plan and the aggregate number of shares of its common stock available for issuance under the plan will equal 5% of the total number of shares of EMJ common stock issued and outstanding after giving effect to the consummation of the merger and financial restructuring and public offering. (See “Management—Stock Incentive Plan” at page 146); and

•	as soon as practicable after, and conditioned upon consummation of, the public offering, EMJ will pay a taxable bonus to its employees on the closing date who are also participants in the stock bonus plan in an aggregate amount of $8,500,000.

Q: HOW WILL THE MERGER CONSIDERATION AND THE CONSIDERATION TO BE ISSUED IN EXCHANGE FOR THE HOLDING NOTES BE DETERMINED?

A: Concurrently with the merger and financial restructuring, EMJ expects to consummate a public offering of its common stock. The price of a share of EMJ common stock in the public offering will be used in calculating the number of shares of EMJ common stock to be issued as merger consideration and exchange consideration. For the purpose of this proxy statement/prospectus, we have assumed that the public offering price of the EMJ common stock will be $15.00, the mid-point of the range described on the cover of the public offering preliminary prospectus, and that the net proceeds of the public offering applied to the payment of the cash portion of the merger and exchange consideration will be $279,750,000 (before taking into account estimated offering expenses payable by EMJ, as set forth under “Use of Proceeds” in the public offering preliminary prospectus). There can be no assurance, however, that the public offering price will be equal to the assumed mid-point of, or within, the range or that the net proceeds of the public offering will be equal to approximately $279,750,000, as we have assumed.

Upon completion of the public offering, all of the net proceeds of the public offering will be applied pro rata to the payment of the Holding notes, the series A preferred stock and the series B preferred stock in the proportion that their respective amounts bear to the aggregate value of the Holding notes, issued and outstanding as of the closing date (including interest accrued through September 29, 2004), and the series A preferred stock and the series B preferred stock, issued and outstanding as of the closing date (including dividends accreted or paid in-kind through September 29, 2004). The aggregate value of the series A preferred stock outstanding as of the record date was approximately $47,000,000, the aggregate value of the series B preferred stock outstanding as of the record date was approximately $27,900,000 and the aggregate value of the Holding notes as of the record date was approximately $257,100,000 (including accrued interest and dividends through September 29, 2004). Accordingly, approximately 14.2% of the net proceeds will be applied to the series A preferred stock, 8.4% of the net proceeds will be applied to the series B preferred stock, and 77.4% of the net proceeds will be applied to the Holding notes. The balance of the respective values of the series A preferred stock, the series B preferred stock and the Holding notes outstanding as of the closing date will be converted into or exchanged for EMJ common stock at the public offering price.

The underwriters in the public offering have the option to purchase up to an additional 3,000,000 shares of common stock from EMJ at the public offering price within 30 days after consummation of the public offering to cover over-allotments. Net proceeds, if any, from the exercise of such option will be applied pro rata to the payment of the Holding notes, series A preferred stock and series B preferred stock in proportion to the aggregate value of these respective securities in lieu of the issuance of shares of EMJ common stock. In order to provide for the possible exercise of the over-allotment option, EMJ is authorized to holdback for a period of 30 days after closing, from the exchange consideration for the Holding notes and the merger consideration for the shares of series A preferred stock shares and series B preferred stock, shares of EMJ common stock sufficient to provide for the exercise of the over-allotment option. Promptly after the end of the 30 day period, EMJ will release the cash and/or shares of EMJ common stock to the holders of the Holding notes, series A preferred stock and series B preferred stock after giving effect to the exercise of the over-allotment option, if any. Unless otherwise noted, the disclosure in this proxy statement/prospectus does not reflect the underwriters exercise of their over-allotment option.

Q: WHAT WILL THE MERGER CONSIDERATION BE IF THE PUBLIC OFFERING PRICE IS $7.00 PER SHARE AND THE PUBLIC OFFERING RESULTS IN $100,000,000 OF NET PROCEEDS TO EMJ?

A: The consummation of the merger and financial restructuring is subject to the nonwaivable condition that the public offering price of the EMJ common stock is not less than $7.00 per share and the public offering results in net proceeds of at least $100,000,000 to EMJ. The following table illustrates the number of shares of EMJ common stock and the amount of cash that will be paid to the Holding securityholders if this “worst case” scenario actually occurs and the public offering price of the EMJ common stock is $7.00 per share and the net proceeds of the public offering are $100,000,000.

	Shares of EMJ Common Stock Issued in the Merger and Financial Restructuring
	Per Share Merger Consideration			EMJ Common Stock Ownership
	Shares of EMJ Common Stock	Cash		Aggregate Shares Issued		Shares Issued to Employees (1)	Employees % Ownership (2)
Offering price of $7.00 per share; net proceeds of $100,000,000
Common Stock	1.00	$—		14,130,840	(3)	2,542,610	4.06%
Series A preferred stock	81.52	246.01		4,693,620		2,694,005	4.30
Series B preferred stock	99.82	301.23		2,783,276		2,781,169	4.44
Holding notes	—	77,437,492	(4)	25,661,689	(4)	—	—

(1)	Represents shares of EMJ common stock expected to be issued directly to employees and to the stock bonus plan upon conversion of Holding capital stock.
(2)	Employee percentage ownership was calculated based on 62,589,226 shares of EMJ common stock expected to be outstanding upon completion of the merger and financial restructuring and the public offering if the offering price of the EMJ common stock is $7.00 per share and the net proceeds to EMJ from the public offering are $100,000,000. The number of shares of EMJ common stock issued does not include 3,103,668 shares of EMJ common stock issuable upon the exercise of stock options that are expected to be outstanding at closing and 2,461,547 shares of EMJ common stock that are reserved for issuance to the stock bonus plan pursuant to Holding’s obligation to make a special contribution to the stock bonus plan, as described under “Q: HOW DOES THE AMENDED CONSENT ORDER AND RELEASE ENTERED INTO BY HOLDING, THE STOCK BONUS PLAN AND THE DEPARTMENT OF LABOR AFFECT THE MERGER AND FINANCIAL RESTRUCTURING?”
(3)	Represents shares issued as merger and exchange consideration for the Holding common stock and warrants.
(4)	Represents the aggregate cash consideration and number of shares of EMJ common stock that would be received by the holder of the Holding notes upon exchange of the Holding notes.

Q: HOW WILL THE PUBLIC OFFERING PRICE OF THE EMJ COMMON STOCK AFFECT THE MERGER CONSIDERATION?

A: We have assumed for purposes of the disclosure in this proxy statement/prospectus that the public offering price will be $15.00 per share of EMJ common stock, the mid-point of the range described on the cover of the public offering preliminary prospectus. The actual public offering price will be determined when the public offering is priced, which is expected to occur soon after the special meeting. If the public offering price is greater than $15.00, the holders of the series A preferred stock, the series B preferred stock and the Holding notes will receive fewer shares of EMJ common stock for their Holding securities. If the public offering price is less than $15.00, the holders of the series A preferred stock, the series B preferred stock and the Holding notes will receive more shares of EMJ common stock for their Holding securities.

The completion of the merger and financial restructuring is conditioned upon (1) the simultaneous completion of the public offering at a public offering price that is not less than $7.00 and (2) the public offering resulting in at least $100,000,000 of net proceeds to EMJ.

The following table illustrates how the public offering price will affect the number of shares issued to the Holding securityholders, assuming that the net proceeds of the offering are $279,750,000 (before taking into account estimated offering expenses payable by EMJ, as set forth under “Use of Proceeds” in the public offering preliminary prospectus). For purposes of the following table, we have assumed the following four different potential public offering price scenarios: (1) $14.00 per share, the low end of the range described on the cover of the public offering preliminary prospectus, (2) $15.00 per share, the mid-point of the range described on the cover of the public offering preliminary prospectus, (3) $16.00 per share, the high end of the range described on the cover of the public offering preliminary prospectus, and (4) $7.00 per share, the lowest price permitted under the merger agreement.

	Shares of EMJ Common Stock Issued in the Merger and Financial Restructuring
	Per Share Merger Consideration			EMJ Common Stock Ownership
	Shares of EMJ Common Stock	Cash		Aggregate Shares Issued		Shares Issued to Employees(1)	Employees % Ownership(2)
Offering price of $14.00 per share; net proceeds of $279,750,000
Common stock	1.00	$—		14,132,938	(3)	2,542,610	6.5%
Series A preferred stock	9.18	688.21		528,304		303,231	0.8%
Series B preferred stock	11.24	842.70		313,279		313,042	0.8%
Holding notes	—	216,631,383	(4)	2,888,424	(4)	—	—
Offering price of $15.00 per share; net proceeds of $279,750,000
Common stock	1.00	$—		14,133,078	(3)	2,542,610	6.8%
Series A preferred stock	8.56	688.21		493,083		283,016	0.8%
Series B preferred stock	10.49	842.70		292,394		292,173	0.8%
Holding notes	—	216,631,383	(4)	2,695,862	(4)	—	—
Offering price of $16.00 per share; net proceeds of $279,750,000
Common stock	1.00	$—		14,133,201	(3)	2,542,610	7.0%
Series A preferred stock	8.03	688.21		462,266		265,327	0.7%
Series B preferred stock	9.83	842.70		274,120		273,912	0.8%
Holding notes	—	216,631,383	(4)	2,527,371	(4)	—	—
Offering price of $7.00 per share; net proceeds of $279,750,000
Common stock	1.00	$—		14,130,840	(3)	2,542,610	4.0%
Series A preferred stock	18.35	688.21		1,056,607		606,462	0.9%
Series B preferred stock	22.47	842.70		626,559		626,085	1.0%
Holding notes	—	216,631,383	(4)	5,776,848	(4)	—	—

(1)	Represents shares of EMJ common stock expected to be issued directly to employees and to the stock bonus plan upon conversion of the Holding capital stock.
(2)	Employee percentage ownership was calculated based on 39,291,517 shares of EMJ common stock at $14.00 per share, 37,614,418 shares of EMJ common stock at $15.00 per share, 36,146,957 shares of EMJ common stock at $16.00 per share and 64,447,997 shares of EMJ common stock at $7.00 per share, expected to be outstanding upon completion of the merger and financial restructuring and the public offering. In each case, the number of shares of EMJ common stock issued does not include 3,103,668 shares of EMJ common stock issuable upon the exercise of stock options that are expected to be outstanding at closing and 2,461,547 shares of EMJ common stock that are reserved for issuance to the stock bonus plan pursuant to Holding’s obligation to make a special contribution to the stock bonus plan, as described under “Q: HOW DOES THE AMENDED CONSENT ORDER AND RELEASE ENTERED INTO BY HOLDING, THE STOCK BONUS PLAN AND THE DEPARTMENT OF LABOR AFFECT THE MERGER AND FINANCIAL RESTRUCTURING?”
(3)	Represents shares issued as merger and exchange consideration for the Holding common stock and warrants.
(4)	Represents the aggregate number of shares of EMJ common stock and cash consideration that would be received by the holder of the Holding notes upon exchange of the Holding notes.

Q: HOW WILL THE AMOUNT OF NET PROCEEDS OF THE PUBLIC OFFERING AFFECT THE MERGER CONSIDERATION?

A: We have assumed for purposes of the disclosure in this proxy statement/prospectus that the public offering will yield net proceeds of $279,750,000 (before taking into account estimated offering expenses payable by EMJ, as set forth under “Use of Proceeds” in the public offering preliminary prospectus), based on a public offering price of $15.00, the mid-point of the range described on the cover of the public offering preliminary prospectus and 20,000,000 shares of EMJ common stock being sold in the public offering, described on the cover of the public offering preliminary prospectus. If the net proceeds are greater than $279,750,000, we will pay more cash and, if the public offering price is the same as the mid-point of the range set forth on the cover of the public offering preliminary prospectus, issue fewer shares to the holders of the series A preferred stock, the series B preferred stock and the Holding notes. Conversely, if the net proceeds are less than $279,750,000, we will pay less cash and, if the public offering price is the same as the mid-point of the range set forth on the cover of the public offering preliminary prospectus, issue more shares to the holders of the series A preferred stock, the series B preferred stock and Holding notes.

The following table illustrates how the changes in the net proceeds of the public offering will affect the number of shares issued to the Holding securityholders, assuming that the price at which shares are sold in the offering is $15.00. For purposes of the following table, we have assumed four different potential scenarios, for the net proceeds received by EMJ in the public offering: (1) $279,750,000 of net proceeds, the estimated net proceeds (before taking into account estimated offering expenses payable by EMJ) as set forth under “Use of Proceeds” in the public offering preliminary prospectus, (2) $325,000,000 of net proceeds, (3) $225,000,000 of net proceeds, and (4) $100,000,000 of net proceeds, the minimum net proceeds required by the merger agreement.

	Shares of EMJ Common Stock to be Issued in the Merger and Financial Restructuring
	Per Share Merger Consideration			EMJ Common Stock Ownership
Net Proceeds of $279,750,000	Shares of EMJ Common Stock	Cash		Aggregate Shares Issued		Shares Issued to Employees(1)		Employees % Ownership(2)
Common stock	1.00	$—		14,133,078	(3)	2,542,610	(3)	6.8%
Series A preferred stock	8.56	688.21		493,083		283,013		0.8%
Series B preferred stock	10.49	842.70		292,394		292,176		0.8%
Holding notes	—	216,631,383	(4)	2,695,862	(4)	—		—

Net Proceeds of $325,000,000
Common stock	1.00	$—		14,133,078	(3)	2,542,610	(3)	6.7%
Series A preferred stock	1.14	799.53		65,815		37,776		0.1%
Series B preferred stock	1.40	979.00		39,027		38,998		0.1%
Holding notes	—	251,671,848	(4)	359,831	(4)	—		—

Net Proceeds of $225,000,000
Common stock	1.00	$—		14,133,078	(3)	2,542,610	(3)	6.8%
Series A preferred stock	17.54	553.52		1,010,055		579,743		1.6%
Series B preferred stock	21.48	677.77		598,954		598,501		1.6%
Holding Notes	—	174,234,357	(4)	5,522,331	(4)	—		—

Net Proceeds of $100,000,000
Common stock	1.00	$—		14,133,078	(3)	2,542,610	(3)	6.9%
Series A preferred stock	38.04	246.01		2,190,356		1,257,202		3.4%
Series B preferred stock	46.58	301.23		1,298,862		1,297,879		3.5%
Holding Notes	—	77,437,492	(4)	11,975,455	(4)	—		—

(1)	Represents shares of EMJ common stock expected to be issued directly to employees and to the stock bonus plan upon conversion of the Holding capital stock.

(2)	Employee percentage ownership was calculated based on 37,614,418 shares of EMJ common stock and net proceeds of $279,750,000, 37,832,783 shares of EMJ common stock and net proceeds of $325,000,000, 37,350,209 shares of EMJ common stock and net proceeds of $225,000,000 and 36,746,992 shares of EMJ common stock and net proceeds of $100,000,000, expected to be outstanding upon completion of the merger and financial restructuring and the public offering. In each case, the number of shares of EMJ common stock issued does not include 3,103,668 shares of EMJ common stock issuable upon the exercise of stock options that are expected to be outstanding at closing and 2,461,547 shares of EMJ common stock that are reserved for issuance to the stock bonus plan pursuant to Holding’s obligation to make a special contribution to the stock bonus plan as described under “Q: HOW DOES THE AMENDED CONSENT ORDER AND RELEASE ENTERED INTO BY HOLDING, THE STOCK BONUS PLAN AND THE DEPARTMENT OF LABOR AFFECT THE MERGER AND FINANCIAL RESTRUCTURING?”
(3)	Represents shares issued as merger and exchange consideration for the Holding common stock and warrants.
(4)	Represents the aggregate number of shares of EMJ common stock and cash consideration and number of shares of EMJ common stock that would be received by the holder of the Holding notes upon exchange of the Holding notes.

Q: WHAT WILL THE KELSO FUNDS AND OTHER KELSO AFFILIATES, THE STOCK BONUS PLAN, AND THE OTHER STOCKHOLDERS OF HOLDING RECEIVE IN THE MERGER AND FINANCIAL RESTRUCTURING?

A: Assuming for the purposes of the disclosure in this proxy statement/prospectus that the public offering price will be $15.00 per share of EMJ common stock, the mid-point of the range described on the cover of the public offering preliminary prospectus, and that the net proceeds of the public offering applied to the payment of the cash portion of the merger and exchange consideration will be $279,750,000 (before taking into account estimated offering expenses payable by EMJ, as set forth under “Use of Proceeds” in the public offering preliminary prospectus), the following table provides specific information regarding the cash and the number of shares of EMJ common stock to be received as merger or exchange consideration by the Kelso funds and other Kelso affiliates, the stock bonus plan and other stockholders of Holding who are not affiliated with Kelso, after giving effect to the merger and financial restructuring and the public offering, with respect to each component of the debt and equity securities of Holding held by such parties prior to the merger and financial restructuring. See also “Security Ownership of Certain Beneficial Owners and Management” at pages 150-152.

	Number of Shares of Holding stock or Cash Value of Holding Notes(1)		Merger and Exchange Consideration
			Cash	Shares of EMJ Common Stock
Kelso Funds and Other Kelso Affiliates

Holding notes	$257,069,318		$216,631,383	2,695,862
Series A preferred stock	24,519		16,874,467	209,994
Holding common stock	8,259,799		—	8,259,799
Holding warrants	2,937,915		—	2,935,956

Total			$233,505,850	14,101,611

Stock Bonus Plan

Series A preferred stock	32,889		$22,634,699	281,677
Series B preferred stock	27,861		23,478,130	292,173
Holding common stock(2)	2,454,119		—	2,454,119

Total			$46,112,829	3,027,969

Other Stockholders of Holding

Series A preferred stock	165		$113,535	1,413
Series B preferred stock	21		17,786	221
Holding common stock	483,204	(3)	—	483,204	(3)

Total			$131,321	484,838

(1)	Represents the aggregate principal amount of Holding notes, number of shares of Holding capital stock and number of shares of Holding stock underlying warrants held by the applicable holder.
(2)	The holdings of the stock bonus plan are as of the date of this proxy statement/prospectus, without giving effect to the up to 2,461,547 shares of common stock to be contributed to the stock bonus plan pursuant to Holding’s obligation to make a special contribution to the stock bonus plan.
(3)	Excludes shares issuable upon the exercise of 3,103,668 options to purchase EMJ common stock that are expected to be outstanding at closing.

Q: WHAT WILL THE RELATIVE OWNERSHIP INTERESTS OF THE KELSO FUNDS AND OTHER KELSO AFFILIATES, THE STOCK BONUS PLAN AND THE OTHER STOCKHOLDERS THAT ARE NOT AFFILIATED WITH KELSO BE AFTER CONSUMMATION OF THE MERGER AND FINANCIAL RESTRUCTURING AND THE PUBLIC OFFERING?

A: Assuming for the purposes of the disclosure in this proxy statement/prospectus that the public offering price will be $15.00 per share of EMJ common stock, the mid-point of the range described on the cover of the public offering preliminary prospectus, and that the net proceeds of the public offering applied to the payment of the cash portion of the merger and exchange consideration will be $279,750,000 (before taking into account estimated offering expenses payable by EMJ, as set forth under “Use of Proceeds” in the public offering preliminary prospectus), the following table provides specific information regarding the number of shares of EMJ common stock and the relative percentage ownership of EMJ common stock held by the Kelso funds and other Kelso affiliates, the stock bonus plan and other stockholders of Holding who are not affiliated with Kelso, after giving effect to the merger and financial restructuring and the public offering, compared to the debt and equity securities of Holding held by such parties prior to the merger and financial restructuring. See also “Security Ownership of Certain Beneficial Owners and Management” at pages 150-152.

	Prior to Merger and Financial Restructuring and Offering					After Merger and Financial Restructuring and Offering
	Holding Common Stock and Warrants	Holding Notes	Series A Preferred Stock	Series B Preferred Stock	Percentage of Holding Common Stock(1)	EMJ Common Stock	Percentage of EMJ Common Stock(2)
Kelso Funds and other Kelso affiliates	11,197,714	$257,069,318	24,519	—	79.2%	14,101,611	37.5%
Stock Bonus Plan(3)	2,454,119	—	32,889	27,861	17.4%	3,027,969	8.0%
Other stockholders of Holding or EMJ(4)	483,204	—	165	21	3.4%	20,484,838	54.5%

(1)	The percentage of Holding common stock was calculated including shares issuable upon the exercise of warrants and excluding shares issuable upon the exercise of 3,053,668 options to purchase Holding common stock and up to 2,461,547 shares of Holding common stock to be contributed to the stock bonus plan pursuant to Holding’s obligation to make a special contribution to the stock bonus plan.
(2)	The percentage of EMJ common stock was calculated including shares issued in the merger and financial restructuring and the public offering and excluding shares issuable upon the exercise of 3,103,668 options to purchase EMJ common stock that are expected to be outstanding at closing and up to 2,461,547 shares of Holding common stock to be contributed to the stock bonus plan pursuant to Holding’s obligation to make a special contribution to the stock bonus plan.
(3)	The holdings of the stock bonus plan are as of the date of this proxy statement/prospectus, without giving effect to the up to 2,461,547 shares of common stock to be contributed to the stock bonus plan pursuant to Holding’s obligation to make a special contribution to the stock bonus plan.
(4)	The “Other stockholders of Holding or EMJ” are all stockholders other than the Kelso funds and other Kelso affiliates and the stock bonus plan. The columns showing ownership of shares of EMJ common stock after the merger and financial restructuring includes the shares of EMJ common stock to be issued in the initial public offering. The holdings do not include shares issuable upon the exercise of stock options of Holding or EMJ, as applicable.

Q: HOW WILL SHARES OF EMJ COMMON STOCK BE VALUED FOLLOWING THE MERGER AND FINANCIAL RESTRUCTURING?

A: Following the consummation of the merger and financial restructuring and the public offering, EMJ will cease obtaining appraisals for its common stock and the value of shares of EMJ common stock will be established by trading on the New York Stock Exchange. All of the shares of EMJ common stock issued in connection with the merger and financial restructuring and the public offering will be registered under the Securities Act of 1933, as amended, or the Securities Act, in accordance with this registration statement and the registration statement on Form S-1 filed in connection with the public offering and listed for trading on the New York Stock Exchange under the trading symbol “JOR.” This means the shares issued pursuant to the merger and financial restructuring and public offering transactions will be freely tradable without restriction or further registration under the Securities Act, unless held by an “affiliate” as that term is defined in Rule 144 under the Securities Act or subject to the terms of certain lock-up agreements, transfer restriction agreements or restrictions on transfer contained in the stock bonus plan. See “Material Provisions of the Merger Agreement and Exchange Agreement—Federal Securities Law Consequences” at page 91, “Transfer Restrictions—Lock-up Agreements” at page 91, “Transfer Restrictions—Transfer Restriction Agreements” at page 92, “Comparison of Securities and Stockholder Rights” at page 98 and “Transfer Restrictions—Stock Bonus Plan Restrictions” at page 92. The underwriters in the public offering have informed us that they intend to make a market in EMJ common stock. However, the underwriters are not obliged to make a market in EMJ common stock and any market-making may be discontinued at anytime without prior notice. Therefore, an active trading market for EMJ common stock may not develop or, if it does develop, may not continue. As a result, the market price for EMJ common stock, as well as your ability to sell EMJ common stock, could be adversely affected. Therefore, you should not view the public offering price as any indication of the prices that will prevail in the trading market.

Pursuant to Section 262 of the Delaware General Corporation Law, any holder of any class of Holding capital stock that does not wish to accept the merger consideration may dissent from the merger and financial restructuring and elect to have the fair value of such stockholder’s shares of Holding capital stock (exclusive of any element of value arising from the accomplishment or expectation of the merger and financial restructuring) judicially determined and paid to the stockholder in cash, together with the fair rate of interest. See “Q: WHAT RIGHTS DO I HAVE IF I OPPOSE THE MERGER AND FINANCIAL RESTRUCTURING” at page QA-16.

Q: WHO IS ELIGIBLE TO VOTE ON THE MERGER AND FINANCIAL RESTRUCTURING?

A: Each holder of record of the common stock, series A preferred stock and series B preferred stock of Holding as of March 1, 2005, the record date, is eligible to vote. Each such holder will have one vote for each share of capital stock owned by him, her or it. Holding’s stock bonus plan is the record owner of certain shares of common stock, series A preferred stock and series B preferred stock. Each participant in Holding’s stock bonus plan will be entitled to instruct the trustee of the stock bonus plan how to vote the shares of Holding common stock, series A preferred stock and series B preferred stock allocated to the participant’s account.

Q: IF I OWN SHARES OF SERIES A PREFERRED STOCK AND SHARES OF COMMON STOCK OR SERIES B PREFERRED STOCK, EITHER DIRECTLY OR AS A PARTICIPANT IN HOLDING’S STOCK BONUS PLAN, WHAT WILL I RECEIVE WITH RESPECT TO THE VOTING OF MY SHARES?

A: If you own shares of Holding’s series A preferred stock directly, you will receive a yellow proxy card to vote your shares. If you own shares of Holding’s common stock or series B preferred stock directly, you will receive a white proxy card to vote your shares. If you own shares of series A preferred stock and shares of either common stock or series B preferred stock, directly, you will receive two proxy cards, one yellow proxy card to vote your shares of series A preferred stock, and one white proxy card to vote your shares of common stock and/or series B preferred stock. UNLESS VOTING BY INTERNET, BY TELEPHONE OR IN PERSON, TO HAVE ALL OF YOUR SHARES OF SERIES A PREFERRED STOCK AND SHARES OF COMMON STOCK AND/OR SERIES B PREFERRED STOCK VOTED, YOU MUST RETURN BOTH THE YELLOW PROXY CARD

AND THE WHITE PROXY CARD IN ACCORDANCE WITH THE DIRECTIONS DISCUSSED BELOW. See “Q: HOW DO I VOTE ON THE MERGER AND FINANCIAL RESTRUCTURING?”

If you own shares of Holding’s series A preferred stock as a participant in Holding’s stock bonus plan, you will receive a yellow instruction card to direct the vote of your shares. If you own shares of Holding’s common stock or series B preferred stock as a participant in Holding’s stock bonus plan, you will receive a white instruction card to direct the vote of your shares. If you own shares of series A preferred stock and shares of either common stock or series B preferred stock as a participant in Holding’s stock bonus plan, you will receive two instruction cards, one yellow instruction card to vote your shares of series A preferred stock, and one white instruction card to vote your shares of common stock and/or series B preferred stock. UNLESS VOTING BY INTERNET, BY TELEPHONE OR IN PERSON, TO HAVE ALL OF YOUR SHARES OF SERIES A PREFERRED STOCK AND SHARES OF COMMON STOCK AND/OR SERIES B PREFERRED STOCK VOTED, YOU MUST RETURN BOTH THE YELLOW INSTRUCTION CARD AND THE WHITE INSTRUCTION CARD IN ACCORDANCE WITH THE DIRECTIONS DISCUSSED BELOW. See “Q: HOW DO I VOTE ON THE MERGER AND FINANCIAL RESTRUCTURING?”

Q: HOW DO I VOTE ON THE MERGER AND FINANCIAL RESTRUCTURING?

A: If you own your shares of Holding capital stock directly (i.e., not through the stock bonus plan), you may use the enclosed proxy card(s) to vote. Just indicate on your proxy card(s) how you want to vote, sign your proxy card(s) and mail it in the enclosed postage-paid envelope as soon as possible so that your shares of capital stock will be represented at the special meeting. Your proxy must be received by Holding c/o American Stock Transfer & Trust Company, or AST, not later than the day prior to the special meeting. You may attend the special meeting and vote your shares of capital stock in person, rather than voting by proxy. Stockholders of record can also vote by telephone or on the Internet. If you are a stockholder of record, please refer to your proxy card(s). Each such stockholder may vote by calling the toll-free telephone number noted on the proxy cards (available to stockholders within the United States only) or by accessing the website for Internet voting noted on the proxy cards. Telephone and Internet voting are available 24 hours a day and will be accessible until 11:59 p.m. (Eastern Time) on April 12, 2005. IF YOU VOTE BY TELEPHONE OR ON THE INTERNET, YOU DO NOT NEED TO RETURN YOUR PROXY CARD(S). See “The Special Meeting—Proxies, Voting and Revocation” at page 79.

Shares of series A preferred stock, series B preferred stock and/or common stock represented at the special meeting by properly executed proxies received prior to or at the special meeting, and not revoked, will be voted at the special meeting, and at any adjournments or postponements of that meeting, in accordance with the instructions on those proxies. If a proxy is duly executed and submitted without voting instructions or fails to vote on one or more of the proposals referenced on the proxy card, the shares of series A preferred stock, series B preferred stock and/or common stock represented by that proxy will be voted “FOR” the approval of the merger agreement and the merger and financial restructuring. If you vote your shares against the merger or financial restructuring pursuant to the terms of the merger agreement, but failed to give instructions on adjournment the proxy holder cannot exercise discretion to vote in favor of the adjournment or postponement of the special stockholders’ meeting, if an adjournment or postponement is sought to obtain additional votes to approve the merger.

If you are a participant in Holding’s stock bonus plan, you are entitled to instruct the trustee as to how to vote the capital stock of Holding held in your stock bonus plan account. You have been provided with instruction card(s) to instruct the trustee how to vote. You should indicate on your instruction card(s) how you want your shares to be voted and mail the instruction card(s) in the enclosed postage paid envelope to the trustee of Holding’s stock bonus plan. It must be received by the trustee c/o AST not later than two days prior to the special meeting. Participants in Holding’s stock bonus plan can also instruct the trustee by telephone or on the Internet. If you are a participant in Holding’s stock bonus plan, please refer to your instruction card(s). Each participant may instruct the trustee by calling the toll-free telephone number noted on the instruction card(s) (available to participants within the United States only) or by accessing the website for providing instructions via the Internet noted on the instruction card(s). Providing instructions by telephone or the Internet may be accomplished 24 hours a day and will be accessible until 11:59 p.m. (Eastern Time) on April 11, 2005, two days prior to the date of the special meeting. IF YOU INSTRUCT THE TRUSTEE BY TELEPHONE OR ON THE INTERNET, YOU DO NOT NEED TO RETURN YOUR INSTRUCTION CARD(S). See “The Special Meeting—Participants in Holding’s Stock Bonus Plan” at page 78.

If you are a participant in the stock bonus plan and your capital stock has not been allocated to a rollover account and you fail to validly deliver the instruction card(s) to the trustee c/o AST as to how those shares are to be voted or fail to instruct the trustee c/o AST concerning the proposal referenced on the instruction card(s), the trustee will vote those shares for the adoption and approval of the merger agreement and the merger and financial restructuring as directed by the benefits committee.

Q: WHAT VOTE IS REQUIRED TO APPROVE THE MERGER AND FINANCIAL RESTRUCTURING?

A: The approval of the merger and financial restructuring will require:

•	the approval of a majority of the issued and outstanding shares of Holding’s common stock and series B preferred stock, voting together as a class;

•	the approval of a majority of the issued and outstanding shares of Holding’s series A preferred stock, voting separately as a class;

•	the approval of a majority of the issued and outstanding shares of Holding’s common stock and series B preferred stock, voting together as a class, but excluding shares of such stock owned by the Kelso funds and other Kelso affiliates; and

•	the approval of a majority of the issued and outstanding shares of Holding’s series A preferred stock, voting separately as a class, but excluding shares of such stock owned by the Kelso funds and other Kelso affiliates.

As of the record date, Kelso and its affiliates, including one of our directors, held an aggregate of 8,259,799 shares of Holding common stock, which represented 73.8% of the issued and outstanding shares of common stock and 73.6% of the issued and outstanding shares of Holding common stock and series B preferred stock, and KIA I held 24,519 shares of Holding’s series A preferred stock, which represented 42.6% of Holding’s issued and outstanding shares of series A preferred stock. Each of the Kelso funds has agreed to vote all of the Holding common stock and series A preferred stock owned by it in favor of the merger and financial restructuring. Therefore, as a practical matter, the determination of whether or not the merger and financial restructuring is approved will turn on the vote of the stockholders other than Kelso and its affiliates.

Q: WHAT IF I DO NOT CAST A VOTE?

A: If you own shares directly, the failure to vote those shares or an abstention will have the same effect as a vote against the merger and financial restructuring.

If you are a participant in the stock bonus plan and your capital stock has been allocated to a rollover account and you fail to direct the trustee as to how those shares are to be voted, the trustee will not vote those shares. This will have the same effect as a vote against the merger and financial restructuring.

If you are a participant in the stock bonus plan and your capital stock has not been allocated to a rollover account and you fail to direct the trustee as to how those shares are to be voted, the trustee will vote those shares at the direction of the benefits committee in favor of the merger and financial restructuring.

Q: HOW CAN I CHANGE MY VOTE?

A: If you own your shares directly, you may revoke your proxy. A proxy may be revoked by the person who executed it at, or before, the special meeting by: (1) delivering to American Stock Transfer & Trust Company a written notice of revocation of a previously-delivered proxy bearing a later date than the proxy; (2) duly executing, dating and delivering to American Stock Transfer & Trust Company a subsequent proxy; or (3) attending the special meeting and voting in person. Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy. In addition, if you voted by telephone or the Internet and you desire to revoke your proxy or change your vote, you may revoke your proxy or recast your vote by telephone or via the Internet at any time 24 hours a day until 11:59 p.m. (Eastern time) on April 12, 2005.

If you are a participant in Holding’s stock bonus plan, you must notify the trustee of Holding’s stock bonus plan if you desire to change the instructions you gave the trustee of Holding’s stock bonus plan with respect to the voting of the shares held in your stock bonus plan account, and you may do so by submitting a new instruction card(s), which must be received by the trustee, c/o American Stock Transfer & Trust Company, prior to 11:59 p.m. (Eastern time) on April 11, 2005, two days prior to the special meeting. In addition, if you instructed the trustee of the stock bonus plan with respect to the voting of the shares held in your stock bonus plan account by telephone or the Internet and you desire to revoke or change those instructions, you may revoke or change your instructions by telephone or via the Internet at any time 24 hours a day until 11:59 p.m. (Eastern time) on April 11, 2005, two days prior to the date of the special meeting.

To get a new proxy or instruction card, you must call Holding’s corporate secretary, William S. Johnson, at (323) 567-1122.

Q: WHAT IF I RECEIVE MORE THAN ONE PROXY CARD OR INSTRUCTION CARD?

A: This may mean your Holding shares are registered in different ways (for example you own Holding stock directly and through the stock bonus plan), you own both series A preferred stock and series B preferred stock or common stock, or your shares are in more than one account. Please provide voting instructions for all proxy cards and instruction cards you receive to ensure that all of your Holding shares are voted at the special meeting. See “Q: IF I OWN SHARES OF SERIES A PREFERRED STOCK AND SHARES OF COMMON STOCK OR SERIES B PREFERRED STOCK, EITHER DIRECTLY OR AS A PARTICIPANT IN HOLDING’S STOCK BONUS PLAN, WHAT WILL I RECEIVE WITH RESPECT TO THE VOTING OF MY SHARES?”

Q: WHAT ARE THE PRINCIPAL NEGATIVE CONSEQUENCES OF THE MERGER AND FINANCIAL RESTRUCTURING?

A: As a result of the merger and financial restructuring and the public offering, Holding stockholders will lose certain rights and benefits that they currently have:

Series A preferred stockholders will lose:

•	the preference that they have over the series B preferred stock and the common stock with respect to dividends and the proceeds of a liquidation, including a sale transaction;

•	the right to receive dividends at the rate of 18% per annum, which dividends are not paid on a current basis and can only be realized upon the exercise of put rights on termination of employment, diversification of a participant’s account in accordance with the terms of the stock bonus plan or upon a liquidation, including a sale of Holding;

•	certain class voting rights that enable the holders of a majority of the series A preferred stock to block a transaction, such as a sale transaction, that adversely affects their rights; and

•	the right of the holders of a majority of the series A preferred stock to elect one member of the Holding board of directors.

Series B stockholders will lose:

•	the preference that they have over the common stock with respect to dividends and the proceeds of a liquidation, including a sale transaction; and

•	the right to receive dividends at the current rate of 15½% per annum, which dividends are paid in additional shares of series B preferred stock and can only be realized upon the exercise of put rights on termination of employment, diversification of a participant’s account in accordance with the terms of the stock bonus plan or upon a liquidation, including a sale of Holding.

Holders of common stock will suffer significant dilution of their voting power. In addition, upon consummation of the merger and financial restructuring and the public offering, the Holding stockholders agreement will terminate, including the right of the employee common stockholders to appoint two members of the board of directors pursuant to that agreement.

For more detail see “Risk Factors” beginning on page 21 and “Additional Summary Information— Comparison of Securities and Stockholder Rights” beginning on page 3.

Q: WHAT STEPS DID THE SPECIAL COMMITTEE AND HOLDING’S BOARD OF DIRECTORS TAKE TO DETERMINE THAT THE PRICE PER SHARE I WILL RECEIVE IN THE PROPOSED MERGER AND FINANCIAL RESTRUCTURING IS FAIR TO ME FROM A FINANCIAL POINT OF VIEW?

A: The special committee engaged Wachovia Capital Markets, LLC, or Wachovia Securities, as its financial advisor to assist it in connection with a potential merger and financial restructuring of Holding, and Wachovia Securities has provided a written opinion addressed to the special committee that, as of December 16, 2004, and subject to and based upon assumptions made, procedures followed, matters considered and limitations of the review undertaken, the aggregate consideration to be received by the stockholders of Holding, other than Kelso and its affiliates, in connection with the merger and financial restructuring pursuant to the merger agreement is fair from a financial point of view to such stockholders of Holding. The fairness opinion of Wachovia Securities compares the value of the cash and new EMJ common stock to be received in the merger and financial restructuring to the value of the Holding common stock, series A preferred stock and series B preferred stock owned by the stockholders, other than Kelso and its affiliates, prior to consummation of the transaction. Wachovia Securities performed its valuation analysis in support of its fairness opinion as of December 16, 2004, using current financial information for Holding and EMJ and other available industry information. At the request of the special committee and the board of directors of Holding, Wachovia Securities updated its valuation analysis in support of its fairness opinion as of March 1, 2005 using current financial information for Holding and EMJ and other available industry information and made a further report to the special committee and the Holding board of directors on March 3, 2005. The special committee and the board of directors of Holding determined that an updated analysis, and not a new fairness opinion, would be sufficient at this time in light of the required delivery of an updated fairness opinion immediately prior to the special meeting of stockholders. Delivery of an updated fairness opinion by Wachovia Securities immediately prior to the special meeting of stockholders, using current financial information of Holding and EMJ and other available industry information and reaching the same conclusion as to fairness of the transaction as the December 16, 2004 opinion, is a condition to closing that cannot be waived by Holding. For a more detailed discussion of the reasons for the determination of the special committee and Holding’s board of directors, see the discussions beginning on pages 52 and 55, respectively. For a more detailed discussion of the Wachovia Securities fairness opinion, see the discussions beginning on page 58.

Q: WHAT STEPS DID THE BENEFITS COMMITTEE TAKE ON BEHALF OF THE STOCK BONUS PLAN TO EVALUATE THE PROPOSED MERGER AND FINANCIAL RESTRUCTURING?

A: The benefits committee engaged Duff & Phelps, LLC, or Duff & Phelps, as its financial advisor to assist it in connection with a potential merger and financial restructuring of Holding, and Duff & Phelps has provided a written opinion addressed to the benefits committee that, as of December 16, 2004, and subject to and based upon assumptions made, procedures followed, matters considered and limitations of the review undertaken, (1) the aggregate consideration to be received by the stock bonus plan in connection with the merger and financial restructuring of Holding and its subsidiaries and the public offering is fair to the stock bonus plan and its participants from a financial point of view, and (2) the consideration to be received by the stock bonus plan pursuant to the merger agreement in exchange for the (a) series A preferred stock, (b) series B preferred stock and (c) Holding common stock, considered independently in each case, is not less than the respective fair market value of such securities. The fairness opinion of Duff & Phelps compares the value of the cash and new EMJ common stock to be received in the merger and financial restructuring to the value of each of the Holding securities owned by the stock bonus plan and the participants prior to the proposed transaction. Duff & Phelps performed its valuation analysis in support of its fairness opinion as of December 16, 2004, using current financial information for Holding and EMJ and other available industry information. At the request of the benefits committee, Duff & Phelps updated its valuation analysis in support of its fairness opinion as of March 2, 2005 using current financial information for Holding and EMJ and other available industry information and made a further report to the benefits committee, the special committee and the Holding board of directors on March 3, 2005. The benefits committee determined that an updated analysis, and not a new fairness opinion, would be sufficient at this time in light of the required delivery of an updated fairness opinion immediately prior to the special meeting of stockholders. Delivery of an updated fairness opinion by Duff & Phelps immediately prior to the special meeting of stockholders, using current financial information of Holding and EMJ and other available industry information and reaching the same conclusion as to fairness of the transaction as the December 16, 2004 opinion, is a condition to closing that cannot be waived by Holding. For a more detailed discussion of the Duff & Phelps fairness opinion, see the discussions beginning on page 68.

Based on all of the information available to them, including their familiarity with EMJ, its business, financial condition and prospects, the fairness opinion, presentation and analyses provided by Duff & Phelps and management’s projections for EMJ’s next fiscal year, the members of the benefits committee determined in good faith that the stock bonus plan would receive not less than the fair market value for each class of Holding’s equity securities converted into cash and/or EMJ common stock in the merger and financial restructuring.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER AND FINANCIAL RESTRUCTURING TO ME?

A: If the merger is completed, the conversion of shares of Holding common stock by Holding stockholders into shares of EMJ common stock should generally be a nontaxable transaction for federal income tax purposes for Holding common stockholders. The conversion of series A preferred stock and series B preferred stock into cash and shares of EMJ common stock will generally cause a Holding stockholder (other than the stock bonus plan) to recognize gain, if any, to the extent of the cash received, but not a loss, for federal income tax purposes. If your Holding shares are held in the stock bonus plan the conversion of the shares will be a nontaxable transaction for federal income tax purposes. To review the tax consequences of the merger and financial restructuring in greater detail, see “Material Federal Income Tax Consequences” beginning on page 106. Your tax consequences will depend on your personal situation. You should contact your own tax advisors for a full understanding of the applicable federal, state, local, foreign, and other tax consequences to you resulting from the merger and financial restructuring.

Q: WHAT RIGHTS DO I HAVE IF I OPPOSE THE MERGER AND FINANCIAL RESTRUCTURING?

A: In addition to voting against the merger and financial restructuring, under Section 262 of the Delaware General Corporation Law, any holder of any class or series of Holding capital stock who does not wish to accept the merger consideration may dissent from the merger and financial restructuring and elect to have the fair value of such stockholder’s shares of Holding capital stock (exclusive of any element of value arising from the accomplishment or expectation of the merger and financial restructuring) judicially determined and paid to the stockholder in cash, together with the fair rate of interest, if any, provided that the stockholder complies with Section 262 of the Delaware General Corporation Law. A participant in the stock bonus plan who wishes to have the trustee exercise appraisal rights must request in writing that the trustee exercise such rights on the participant’s behalf if the participant elects to exercise such rights in lieu of voting for the merger and financial restructuring and receiving the applicable merger consideration. Requests for the trustee to exercise appraisal rights should be sent to Wells Fargo Bank, N.A., Institutional Trust Group, 707 Wilshire Boulevard, 10th Floor, MAC #2818-101, Los Angeles, CA 90017, Attention: Indra Sharma. The trustee has advised us that when a participant requests the trustee to exercise appraisal rights, the trustee will exercise such rights. If, however, you have failed to perfect or have effectively withdrawn or lost your right to appraisal and payment under Delaware law, your shares will be deemed to have been converted, as of the effective time of the merger and financial restructuring, into the right to receive the merger consideration and your shares will no longer be dissenting shares. The procedures for exercising dissenter’s rights are described under “Appraisal Rights” on pages 88-91.

Q: WHEN DO YOU EXPECT THE MERGER AND FINANCIAL RESTRUCTURING TO BE COMPLETED?

A: We intend to complete the merger and financial restructuring as soon as possible after the special meeting and at the same time as completion of the public offering of EMJ common stock, which we expect will be three or four business days after the special meeting. However, because we do not know exactly when the public offering will be completed and because we must satisfy other conditions before we can close the merger and financial restructuring, we cannot predict exactly when we will close the merger and financial restructuring.

Q: IF THE MERGER AND FINANCIAL RESTRUCTURING IS COMPLETED, WHEN CAN I EXPECT TO RECEIVE THE MERGER CONSIDERATION FOR MY SHARES OF HOLDING STOCK?

A: Promptly after the merger and financial restructuring is completed, each record owner will receive detailed instructions from American Stock Transfer & Trust Company, our exchange/paying agent, regarding the surrender of your stock certificates in exchange for the merger consideration in the form of cash and/or shares of EMJ common stock. You should not send your stock certificates to us or anyone else until you receive those detailed instructions. The stock bonus plan trustee will take all necessary action to exchange the share certificates issued in the name of the stock bonus plan.

Q: WHAT WILL HAPPEN TO MY SHARES OF HOLDING STOCK AFTER THE MERGER AND FINANCIAL RESTRUCTURING?

A: After completion of the merger and financial restructuring, each of your shares of Holding capital stock will represent solely the right to receive the applicable merger consideration in the form of cash and/or shares of EMJ’s common stock. The EMJ common stock will be listed for trading on the New York Stock Exchange under the symbol “JOR.”

Q: HOW DOES THE AMENDED CONSENT ORDER AND RELEASE ENTERED INTO BY HOLDING, THE STOCK BONUS PLAN AND THE DEPARTMENT OF LABOR AFFECT THE MERGER AND FINANCIAL RESTRUCTURING?

A: Holding, the stock bonus plan and the United States Department of Labor, or DOL, agreed to amend the consent order and release applicable to the stock bonus plan in December 2004. The amended consent order was entered on January 3, 2005. Pursuant to the amended consent order, Holding is no longer required to use the appraisal methodology followed in the past by its appraisal firm in performing the annual appraisal for the stock bonus plan, and the Holding guaranty that certain shares of common stock held by the stock bonus plan will be repurchased at a price that is not less than $4.25 per share has been reduced to $2.15 per share. The amended consent order provides for termination of the floor price upon consummation of a transaction such as the merger and financial restructuring.

To offset the reduction in the appraised value of shares of Holding common stock that will result from the change in appraisal methodology, Holding committed to make contributions over the next two years to its stock bonus plan, a supplemental stock bonus plan and a special cash bonus plan. The aggregate economic effect of the Holding commitment is to issue and/or pay to each stock bonus plan participant 1.0817 additional shares of common stock (or, in certain cases where the participant is no longer employed by EMJ, its cash equivalent) with respect to each share of common stock held by the stock bonus plan. The compensating contributions will be made in the form of contributions of Holding common stock (or, after the merger and financial restructuring,

EMJ common stock) to the stock bonus plan, the allocation of units (equivalent to a share of Holding common stock) to the accounts of certain employees in a supplemental stock bonus plan and the payment of cash bonuses to former employees of EMJ who still have shares of Holding common stock in the stock bonus plan, all in a manner that complies with the requirements of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974, or ERISA.

Q: WHAT DO I NEED TO DO NOW?

A: This proxy statement/prospectus contains important information regarding the special meeting, the merger agreement and the merger and financial restructuring, as well as information about EMJ and Holding. It also contains important information about what Holding’s board of directors and the special committee considered in approving the merger agreement and the merger and financial restructuring. We urge you to read this proxy statement/prospectus carefully, including its appendices, and vote your shares. You may also want to review the public offering preliminary prospectus. Please see “Where You Can Find Additional Information About Us” at page 156 for instructions if you wish to read and copy the registration statement on Form S-4 and all of its exhibits and schedules, which we filed with the Commission and which contains this proxy statement/prospectus; or if you wish to read and copy the registration statement on Form S-1 and all of its exhibits and schedules, which we filed with the Commission in connection with the public offering and which contains the public offering preliminary prospectus.

WHO CAN HELP ANSWER YOUR QUESTIONS

If you would like additional copies of this document, or if you would like to ask any additional questions about the merger and financial restructuring, you should contact:

Earle M. Jorgensen Company	Katten Muchin Zavis Rosenman
10650 Alameda Street	2029 Century Park East, Suite 2600
Lynwood, California 90262	Los Angeles, California 90067
(323) 567-1122	(310) 788-4690
Attention: William S. Johnson	Attention: Mark A. Conley, Esq.
Vice President, Chief Financial Officer and Secretary

ADDITIONAL SUMMARY INFORMATION

THIS SUMMARY HIGHLIGHTS ONLY SOME OF THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. WE URGE YOU TO READ CAREFULLY THE ENTIRE DOCUMENT AND OTHER DOCUMENTS REFERRED TO IN THIS DOCUMENT TO FULLY UNDERSTAND THE MERGER AND FINANCIAL RESTRUCTURING PROPOSAL. IN PARTICULAR, YOU SHOULD READ THE DOCUMENTS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE MERGER AGREEMENT AND THE FORM OF EARLE M. JORGENSEN COMPANY’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, WHICH ARE ATTACHED AS ANNEX A AND ANNEX C, RESPECTIVELY.

In this proxy statement/prospectus, we sometimes refer to:	as:

Agreement and Plan of Merger and Reorganization, dated as of December 17, 2004, amended as of January 28, 2005, and further amended as of March 3, 2005, among Holding, EMJ and EMJ Metals LLC	merger agreement

Benefits Committee of the Board of Directors of Earle M. Jorgensen Holding Company, Inc.	benefits committee

Earle M. Jorgensen Company, a Delaware corporation and wholly owned subsidiary of Holding	we, us, our, EMJ or the Company

Earle M. Jorgensen Employee Stock Ownership Plan	Holding’s stock bonus plan or the stock bonus plan

Earle M. Jorgensen Holding Company, Inc., a Delaware corporation	Holding

Earle M. Jorgensen Holding Company, Inc. Stock Option Plan	Holding’s stock option plan or the stock option plan

EMJ Metals LLC, a Delaware limited liability company and wholly owned subsidiary of EMJ, formed to effect the merger	EMJ Metals LLC

Exchange Agreement, dated as of December 17, 2004, and amended as of March 3, 2005, among Holding, EMJ and the Kelso funds	exchange agreement

Holding’s 13% Cumulative Preferred Stock, $.01 par value	series A preferred stock

Holding’s Variable Rate Cumulative Preferred Stock, $.01 par value	series B preferred stock

Kelso & Company, L.P.	Kelso

Kelso Equity Partners II, L.P.	KEP II

Kelso Investment Associates, L.P.	KIA I

KIA III - Earle M. Jorgensen, L.P.	KIA III

Kelso Investment Associates IV, L.P., the controlling stockholder of Holding and holder of the Holding notes	KIA IV

Kelso Partners I, L.P.	KP I

Kelso Partners III, L.P.	KP III

Kelso Partners IV, L.P.	KP IV

KIA I, KEP II, KIA III and KIA IV collectively	Kelso funds

Preliminary prospectus of EMJ, dated as of March , 2005, relating to EMJ’s proposed initial public offering of its common stock	public offering preliminary prospectus

In this proxy statement/prospectus, we sometimes refer to:	as:

Series A Variable Rate Notes issued by Holding to KIA IV, which are due on June 30, 2013	Holding notes

Securities and Exchange Commission	Commission

Special Committee on Recapitalization of the Board of Directors of Earle M. Jorgensen Holding Company, Inc.	special committee

United States Department of Labor	Department of Labor or DOL

United States Internal Revenue Code of 1986, as amended	Internal Revenue Code

About the Companies

Earle M. Jorgensen Company

We are a leading distributor of metal bar and tubular products used by North American manufacturing companies and have been in business for over 80 years. We purchase over 25,000 different metal products in large quantities from primary producers, including a broad mix of carbon, alloy and stainless steel and aluminum bar, tubular and plate products. We sell these metal products in smaller quantities to over 35,000 customers spanning various industries, including machine tools, industrial equipment, transportation, fluid power, oil, gas and energy, fabricated metal, construction and agricultural equipment. We distribute our broad range of metal products and provide our customers value-added metal processing and inventory management services from our distribution network of 35 strategically located service and processing centers in the United States and Canada.

Our metal processing services consist of cutting to length, burning, sawing, honing, shearing, grinding, polishing and performing other similar services on most of the metal products we sell, all to customer specifications. As part of our inventory management services, we schedule deliveries in the quantities and at the times required by just-in-time manufacturing processes employed by a growing number of leading manufacturing companies and provide our customers with an on-time product delivery guarantee.

In the 12 months ended December 31, 2004, we had revenues of $1,474.7 million, net income of $62.9 million and EBITDA of $139.9 million. “EBITDA” is defined and discussed in footnote 4 under the heading “Selected Consolidated Financial and Other Data.” During fiscal 2004 and the first nine months of fiscal 2005, we handled approximately 7,900 and 8,100 sales transactions per business day, respectively, at an average sale price of approximately $520 and $750 per transaction, respectively.

During the past several years, we have focused our management efforts on automating and reconfiguring our facilities to increase workflow, enhancing our information management systems to improve customer service, and streamlining our management structure, reducing headcount and decreasing corporate overhead to reduce costs. We believe that our efficient operating structure enables us to achieve gross profit per employee levels that are considerably higher than those of our major competitors. From the end of fiscal 1998 to December 31, 2004, we reduced our total headcount by approximately 23% to 1,693 employees. Comparing fiscal 1998 to the 12 months ended December 31, 2004, we increased our tons shipped per employee by approximately 89% to 467 in the 12 months ended December 31, 2004 and EBITDA per employee by approximately 190% to $84,824 in the 12 months ended December 31, 2004, based on the average number of employees in the applicable period.

We were formed on May 3, 1990, when affiliates of Kelso & Company, L.P., a private investment firm, acquired control of and combined two leading metals distributors, Earle M. Jorgensen Company (founded in 1921) and Kilsby-Roberts Holding Co. (successor to C.A. Roberts Company, founded in 1915). In connection with the combination of these two companies, we became a wholly owned subsidiary of Earle M. Jorgensen Holding Company, Inc., or Holding.

Our principal executive offices are located at 10650 Alameda Street, Lynwood, California 90262, and our telephone number is (323) 567-1122.

Earle M. Jorgensen Holding Company, Inc.

Holding was formed in 1990 to be our parent company. Holding has no operations and no significant assets other than EMJ common stock. Holding has three classes of outstanding capital stock: common stock, series A preferred stock and series B preferred stock. As of the date of this proxy statement/prospectus, KIA IV, the other Kelso funds and other Kelso affiliates, including one of our directors, held 8,259,799 shares of Holding common stock, which represented 73.8% of the issued and outstanding shares of Holding common stock, and 24,519 shares of Holding series A preferred stock, which represented 42.6% of the issued and outstanding shares of Holding series A preferred stock. As of the date of this proxy statement/prospectus, KIA IV also held approximately $257,100,000 of the Holding notes (including accrued but unpaid interest through September 29, 2004) and warrants to purchase 2,937,915 shares of Holding common stock, which represented all of the outstanding Holding notes and all of the outstanding Holding warrants. After the merger and financial restructuring, Holding will cease to exist and the noteholder and stockholders of Holding will become stockholders of EMJ. Holding is located at 10650 Alameda Street, Lynwood, California 90262. Its telephone number is (323) 567-1122.

EMJ Metals LLC

EMJ Metals LLC was formed as a wholly owned subsidiary of EMJ in order to effect the merger. Prior to the merger and financial restructuring, EMJ Metals LLC will have no assets or operations other than incident to its formation. After the merger and financial restructuring, EMJ Metals LLC will continue to be a subsidiary of EMJ. EMJ has no plans to contribute assets to EMJ Metals LLC or conduct any of its business through EMJ Metals LLC. EMJ Metals LLC is located at 10650 Alameda Street, Lynwood, California 90262. Its telephone number is (323) 567-1122.

Comparison of Securities and Stockholder Rights (Page 98)

Holding currently has three classes of equity securities—the series A preferred stock, the series B preferred stock and common stock. The Holding capital stock is subordinate to approximately $257,100,000 of indebtedness represented by the Holding notes.

As a result of the merger and financial restructuring, all of Holding’s series A preferred stock, series B preferred stock and notes will be converted into or exchanged for cash and EMJ common stock and all of Holding’s common stock will be converted into EMJ common stock. The holders of all of Holding’s capital stock will benefit from the elimination of accruing interest on the Holding notes at the rate of 18% per annum, compounding semiannually, and the elimination of the first right of the holders of the Holding notes to receive the proceeds of any sale or other liquidation of Holding or EMJ.

As a result of the merger and financial restructuring, the former holders of the series A preferred stock will no longer be entitled to:

•	a fixed dividend of 18% per annum;

•	a preference upon liquidation over series B preferred stock and common stock;

•	the right to elect one member to the board of directors because dividends have not been paid; and

•	the right to a class vote on certain transactions, such as a merger or sale of Holding, and changes to the terms of the series A preferred stock that would have adversely affected their rights.

However, the former holders of the series A preferred, as holders of EMJ common stock after the merger and financial restructuring, will receive the following benefits:

•	the right to directly participate in the increase (or decrease) in the equity value of EMJ, together with other holders of EMJ common stock; and

•	more liquidity with respect to shares of EMJ common stock held by the stock bonus plan and shares of EMJ common stock that are owned directly than they had with the series A preferred stock, subject to restrictions imposed by Rules 144 and 145 of the Securities Act, applicable lock-up agreements, transfer restriction agreements and limitations on the ability of participants to transfer shares of common stock held in the stock bonus plan. See “Material Provisions of the Merger Agreement and Exchange Agreement—Federal Securities Law Consequences” at page 91, “Transfer Restrictions—Lock-up Agreements” at page 91, “Transfer Restrictions—Transfer Restriction Agreements” at page 92, “Comparison of Securities and Stockholder Rights” at page 98 and “Transfer Restrictions—Stock Bonus Plan Restrictions” at page 92.

The holders of the series A preferred stock will also receive cash for a portion of their investment, giving them the opportunity to diversify their savings into alternative investments other than EMJ capital stock if they wish.

As a result of the merger and financial restructuring, the former holders of the series B preferred stock will no longer be entitled to:

•	a fixed dividend of 15 1/2% per annum; and

•	a preference upon liquidation over the common stock.

However, the former holders of series B preferred stock, as holders of EMJ common stock after the merger and financial restructuring, will receive the following benefits:

•	the right to directly participate in any increase (or decrease) in the equity value of EMJ, together with the other holders of common stock; and

•	more liquidity with respect to shares of EMJ common stock held by the stock bonus plan and shares of EMJ common stock that are owned directly than they had with the series B preferred stock, subject to restrictions imposed by Rules 144 and 145 of the Securities Act, applicable lock-up agreements, transfer restriction agreements and limitations on the ability of participants to transfer shares of common stock held in the stock bonus plan. See “Material Provisions of the Merger Agreement and Exchange Agreement—Federal Securities Law Consequences” at page 91, “Comparison of Securities and Stockholder Rights” at page 98 and “Transfer Restrictions—Stock Bonus Plan Restrictions” at page 92.

The holders of series B preferred stock will also receive cash for a portion of their investment, giving them the opportunity to diversify their savings into alternative investments other than EMJ capital stock if they wish.

The former holders of Holding common stock will have essentially the same rights after the merger and financial restructuring as they have currently, except that they will have more liquidity with respect to shares of EMJ common stock held by the stock bonus plan and shares of EMJ common stock that are owned directly than they had with the shares of Holding common stock, subject to restrictions imposed by Rules 144 and 145 of the Securities Act, applicable lock-up agreements, transfer restriction agreements and limitations on the ability of participants to transfer shares of common stock held in the stock bonus plan. See “Material Provisions of the Merger Agreement and Exchange Agreement - Federal Securities Law Consequences” at page 91, “Transfer Restrictions—Lock-up Agreements” at page 91, “Transfer Restrictions—Transfer Restriction Agreements” at

page 92, “Comparison of Securities and Stockholder Rights” at page 98 and “Transfer Restrictions—Stock Bonus Plan Restrictions” at page 92. In addition to transfer restrictions under securities laws and a lack of a trading market, the shares of series A preferred stock, series B preferred stock and Holding common stock currently held by EMJ employees can only be sold after termination of employment or in limited quantities after age 55 pursuant to the diversification provisions of the stock bonus plan. While the limitations on the ability of participants to transfer shares of common stock held in the stock bonus plan are expected to continue after the completion of the merger and financial restructuring and the public offering, EMJ has amended the stock bonus plan effective at the closing of the merger and financial restructuring to increase the ability of participants to diversify the investment in EMJ common stock in their accounts. See “Description of Capital Stock, Certificate of Incorporation and Bylaws—Stock Bonus Plan” at page 96.

Notwithstanding that EMJ common stock will have substantially the same rights as Holding’s common stock, because the number of shares of our common stock outstanding following the merger and financial restructuring will be significantly greater than the number of shares of Holding common stock currently outstanding, the percentage share ownership held by holders of Holding common stock will decrease. As a result, the voting rights of these holders will be diluted. In addition, upon consummation of the merger and financial restructuring and the public offering, the Holding stockholders agreement will be terminated and the employee stockholders will no longer have the right to designate two members of the board of directors. For a more detailed discussion, see the section of this proxy statement/prospectus entitled “Risk Factors—The voting power of the existing holders of common stock of Holding will be diluted significantly. The right of employee stockholders to designate directors will cease upon termination of the Holding stockholders agreement, and the right of the holders of series A preferred stock to designate a director will cease.”

The Special Meeting (Page 77)

A special meeting of stockholders of Holding will be held on April 13, 2005, at 10:00 a.m., Eastern Time, at the offices of Katten Muchin Zavis Rosenman located at 575 Madison Avenue, New York, New York 10022-2585.

Solicitation of Proxies and Expenses

Neither Holding nor EMJ has engaged the services of a proxy solicitor. We intend to use the services of our officers and employees to solicit proxies on behalf of Holding, none of whom shall receive additional compensation for doing so. The cost of solicitation of proxies on behalf of Holding will be borne by us.

Interests of Certain Persons in Matters to be Acted Upon

Certain of Holding’s directors and executive officers have interests in the merger and financial restructuring that are different from, or in addition to, the interests of Holding’s stockholders generally and that may be regarded as significant in evaluating the merger and financial restructuring proposal.

As of the date of this proxy statement/prospectus, KIA IV, the other Kelso funds and Kelso affiliates, including Frank Nickell, one of our directors, held 8,259,799 shares of Holding common stock, which represented 73.8% of the issued and outstanding shares of Holding common stock, and 24,519 shares of Holding series A preferred stock, which represented 42.6% of the issued and outstanding shares of Holding series A preferred stock. The Kelso funds have agreed to vote all of the Holding capital stock owned by them in favor of the merger agreement and the merger. As of the date of this proxy statement/prospectus, KIA IV also held approximately $257,100,000 of the Holding notes (including accrued but unpaid interest through September 29, 2004) and warrants to purchase 2,937,915 shares of Holding common stock, which represented all of the outstanding Holding notes and all of the outstanding Holding warrants. Upon consummation of the merger and financial restructuring and the public offering, the Kelso funds and other Kelso affiliates will own 14,101,611 shares of our common stock, representing 37.5% of our issued and outstanding common stock, and receive $233,505,850, assuming a public offering price of $15.00 per share, the mid-point of the range shown on the cover of the public offering preliminary prospectus, and net proceeds of the public offering of $279,750,000 (before taking into account estimated offering expenses payable by EMJ, as set forth under “Use of Proceeds” in the public offering preliminary prospectus).

In connection with the formation of EMJ, we agreed to pay Kelso an annual fee of $1,250,000 for financial advisory services and to reimburse it for out-of-pocket expenses incurred in connection with rendering these services. Kelso waived this annual fee for fiscal years 2000, 2001, 2002, 2003 and 2004 and has not received any of this annual fee in fiscal 2005. Amounts paid to Kelso in fiscal years 2000, 2001, 2002, 2003, 2004 and 2005 for reimbursement of expenses incurred by directors designated by KIA IV in attending our board meetings were not significant. We paid Kelso a fee of $6,250,000 to terminate EMJ’s obligation to pay fees to Kelso under its financial advisory agreement with Kelso. Kelso’s obligation to provide financial advisory services and our obligations with respect to the reimbursement of expenses and indemnification of Kelso are still in effect.

Two of our directors, Mr. Nickell and David Wahrhaftig, are general partners of partnerships that control KIA IV and KIA III, Kelso funds that collectively hold a substantial portion of Holding’s common stock, all of Holding’s notes and all of the warrants to purchase Holding common stock as described above. Mr. Nickell is also the general partner of a partnership that controls the Kelso affiliate that owns 24,519 shares of Holding’s series A preferred stock.

Each of David Roderick, William Marquard and John Rutledge is one of the nominees of Kelso on our board of directors and beneficially owns shares of Holding common stock as set forth in “Security Ownership of Certain Beneficial Owners and Management.” Kelso & Companies, Inc. is the general partner of Kelso, which is a private investment firm that manages Kelso investment funds, such as KIA III and KIA IV. Mr. Roderick is a member of the board of directors of Kelso & Companies, Inc. and in the past served on the board of directors of other Kelso portfolio companies, including American Standard, Inc., a former Kelso portfolio company. Mr. Roderick received annual fees of $70,000 in 2001, 2002 and 2003 for his service as a director of Kelso & Companies, Inc. On December 17, 2004, Holding paid Mr. Roderick a bonus of $202,640 as compensation for his service as chairman of the Holding and EMJ boards of directors. Mr. Marquard is a member of the board of directors of Kelso & Companies, Inc. and until July 2004, was a director and Chairman of the Board of Arkansas Best Corporation, a former Kelso portfolio company. He also was the Chairman of the Board of American Standard, Inc. and a director of Mosler, Inc. during Kelso’s ownership. Mr. Marquard received annual fees of $140,000 in 2001, 2002 and 2003 for his service as a director of Kelso & Companies, Inc. Messrs. Roderick, Marquard and Rutledge have invested in Kelso transactions in the past and may invest in Kelso transactions in the future.

Maurice S. Nelson, Jr. is president, chief executive officer and a member of the special committee and the boards of directors of EMJ and Holding. EMJ paid Mr. Nelson a bonus of $3,500,000 for his services to EMJ in calendar 2004 (fiscal 2005), including, without limitation, his efforts to improve the operating performance of EMJ and his efforts to implement the merger and financial restructuring and the public offering. On December 16, 2004, Holding paid Mr. Nelson a cash payment of $3,006,000 (equal to the difference between the appraised value of the Holding common stock as of March 31, 2004 of $13.76 and the exercise price of $5.41 per share) in consideration of the redemption of options to purchase 360,000 shares of Holding common stock. Mr. Nelson has agreed for a period of two years following the closing of the public offering to not sell any shares of our common stock acquired by him upon conversion of Holding capital stock in the financial restructuring or by the exercise of Holding stock options that are converted into our stock options in the financial restructuring. In consideration of this transfer restriction, we have extended the exercise period of Mr. Nelson’s outstanding stock options two years to January 31, 2009. On December 17, 2004, Mr. Nelson entered into a retention agreement with EMJ whereby we will pay Mr. Nelson a stay bonus of $3,000,000 on March 31, 2007 if he continues to serve as our president and chief executive officer until the second anniversary of the closing of the public offering. Mr. Nelson will also be paid this bonus if his employment with EMJ (1) terminates due to his death, (2) is terminated by us due to his permanent disability or without cause (as defined in the retention agreement and including a material breach of the transfer restriction described above) or (3) is terminated by Mr. Nelson for good reason (as described in the retention agreement). See “Management—Retention Agreement” at page 145 and “Certain Relationships and Related Transactions” at page 153.

Concurrently with the amendment of the consent order and after the redemption of Mr. Nelson’s options, Holding amended its stock option plan to adjust the exercise price and the number of shares of Holding common stock that can be purchased pursuant to each option grant to offset the reduction in the appraised value of the Holding common stock resulting from the change in valuation methodology required by the amended consent order for the stock bonus plan. As a result of this change, Mr. Nelson’s remaining options to purchase 960,000 shares of Holding common stock at an exercise price of $5.41 per share were converted into options to purchase 1,693,538 shares of Holding’s common stock at an exercise price of $3.07 per share. In addition, after giving effect to the amendment to the Holding stock option plan, Messrs. Roderick, Marquard and Rutledge hold options to purchase 176,410, 70,564 and 70,564 shares of Holding common stock, respectively, at weighted-average exercise prices of $3.32, $3.39 and $3.39, respectively. In connection with the merger and financial restructuring, all of the issued and outstanding options to purchase shares of Holding common stock will be converted into options to purchase an equal number of shares of EMJ common stock at the same exercise price. Upon pricing of the public offering, each of Messrs. Roderick, Marquard, Rutledge, Mason and O’Donnell will receive a grant of options to purchase 10,000 shares of EMJ common stock at an exercise price equal to the initial public offering price. Such options will vest in full on the six month anniversary of the date of grant.

Conditions to Completion of the Merger Under the Merger Agreement (Page 84)

The completion of the merger and financial restructuring depends on the satisfaction of a number of conditions, including, but not limited to, the following:

•	entering of an amended consent order with respect to the litigation brought by the Department of Labor against Holding and the stock bonus plan, which was done on January 3, 2005;

•	adoption of certain amendments to the stock bonus plan, a supplemental stock bonus plan and a cash bonus plan providing for the special contribution with respect to shares of Holding common stock held by the stock bonus plan, which was done on December 17, 2004;

•	execution and delivery of a transfer restriction agreement by the executive officers and members of senior management, as described under “Transfer Restrictions—Transfer Restriction Agreements” at page 92.

•	approval by the Holding board of directors of the price range of EMJ common stock set forth on the cover of the public offering preliminary prospectus and ratification and confirmation by the Holding board of its approval of the merger agreement, the exchange agreement and the transactions contemplated thereby, which was done on March 3, 2005;

•	approval of the merger agreement and the merger and financial restructuring by the holders of Holding’s capital stock;

•	absence of any legal prohibition or restraint that would prevent consummation of the merger and financial restructuring;

•	absence of any stop order suspending the effectiveness of the registration statement of which this proxy statement/prospectus is a part;

•	stockholders of Holding shall not have exercised dissenter’s rights with respect to more than 5% of the issued and outstanding shares of any class of the capital stock of Holding;

•	amendment and restatement of EMJ’s certificate of incorporation;

•	receipt of consent and/or an amendment under our credit agreement, which was received on December 14, 2004;

•	receipt by EMJ of a tax opinion from Katten Muchin Zavis Rosenman, counsel to Holding;

•	receipt of updated fairness opinions from Wachovia Securities and Duff & Phelps, dated as of the pricing of the public offering, in each case based on the current financial information of Holding and EMJ and other industry information then-available, and in each case stating the same conclusion as to fairness as the opinions delivered when the transaction was approved by the board of directors;

•	completion of the EMJ public offering at a price of not less than $7.00 per share of EMJ common stock and resulting in not less than $100,000,000 of net proceeds to EMJ;

•	assumption by EMJ of all obligations of Holding with respect to the stock bonus plan, the supplemental stock bonus plan and a former employees bonus plan;

•	approval for listing of the shares of EMJ common stock to be issued in the merger and financial restructuring on the New York Stock Exchange subject to official notice of issuance; and

•	assumption by EMJ of all obligations of Holding with respect to the outstanding Holding stock options and written notice to each holder of Holding stock options of such assumption.

Options

Holding adopted the Earle M. Jorgensen Holding Company, Inc. Stock Option Plan, effective January 30, 1997, as amended, for the purpose of providing an equity incentive program for our employees and directors. Concurrently with the amendment of the consent order, Holding amended its stock option plan to offset the adverse effect on the value of the stock options because of the reduction in the appraised value of the Holding common stock resulting from the change in valuation methodology required by the amended consent order. Pursuant to the amendment, the number of shares of Holding common stock that could be purchased upon the exercise of Holding stock options was increased by a factor of 1.7641 and the exercise price of each outstanding stock option was reduced by multiplying the original exercise price by a factor of 0.5669. Holding also increased the number of shares reserved for issuance under the stock option plan to 4,000,000. At the effective time of the merger and financial restructuring, each stock option issued by Holding under the stock option plan, whether vested or unvested, that is then outstanding and unexercised pursuant to the Holding stock option plan will be assumed by us and become an option to purchase an equal number of shares of our common stock, at a per share exercise price equal to the exercise price of such Holding stock option. These options will be subject to the same vesting schedules as the Holding stock options.

In addition, EMJ has adopted a new stock incentive plan that will become effective upon consummation of the merger and financial restructuring and the public offering. Shares of common stock will be available for issuance under EMJ’s new stock incentive plan in an aggregate amount equal to 5% of the total number of shares of EMJ common stock issued and outstanding after giving effect to the consummation of the merger and financial restructuring and public offering. To date, no awards have been granted under EMJ’s new stock incentive plan. (See “Management—Stock Incentive Plan” at page 146.) Upon pricing of the public offering, each of Messrs. Roderick, Marquard, Rutledge, Mason and O’Donnell will receive a grant of options to purchase 10,000 shares of our common stock at an exercise price equal to the initial public offering price. Such options will vest in full on the six month anniversary of the date of grant.

Public Offering Bonus

As soon as practicable after, and conditioned upon consummation of, the public offering, EMJ has committed to pay a taxable bonus (1) in the aggregate amount of $7,500,000 to its employees on the date of this proxy statement/prospectus who are also participants in the stock bonus plan, to be allocated to such employees in the proportion that the number of shares of Holding common stock allocated to an employee’s stock bonus plan account on December 16, 2004 bears to the aggregate number of shares of Holding common stock allocated to the stock bonus plan accounts of all such employees, which bonus is expected to be approximately $3.27 per share of Holding common stock held in the stock bonus plan and (2) in the aggregate amount of $1,000,000 to participants who are not participants in the EMJ management incentive plan or the EMJ sales bonus plan and are scheduled to receive the above-referenced employee bonus in an amount that is less than the maximum bonus that could be allocated to such participants (approximately $3,337), to be allocated to such employees in an amount that is equal to the difference between such maximum and the amount of the bonus described in clause (1), except if the participant has been employed for less than one year, such person will receive a prorated amount based on actual days of service.

Effective Time of Merger and Financial Restructuring

The merger and financial restructuring will become effective as of the date and time specified in the merger agreement and otherwise in accordance with the Delaware General Corporation Law, which is expected to occur as soon as practicable after stockholder approval of the merger agreement and the merger and financial restructuring and the satisfaction or waiver of all other conditions to closing contained in the merger agreement and at the same time as closing of the public offering of EMJ’s common stock.

Termination of the Merger Agreement (Page 85)

Holding may terminate the merger agreement, even after adoption by its stockholders, if its board of directors determines to do so by a majority vote.

Appraisal Rights (Page 88)

Holding’s stockholders are entitled to appraisal rights under the Delaware General Corporation Law. EMJ may terminate the merger agreement and the merger and financial restructuring if the holders of more than 5% of the issued and outstanding shares of any class of Holding capital stock elect to exercise appraisal rights.

Accounting Treatment (Page 106)

For accounting purposes, our reorganization will be accounted for as a transfer of assets and exchange of shares between entities under common control. As such, the transaction will be accounted for in a manner similar to a pooling-of-interests. Accordingly, the financial position and results of operations of Holding will be included in our consolidated financial statements on a historical cost basis.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF EMJ

The following table presents our selected consolidated financial and other data for the periods and as of the date presented below. We derived the data for the fiscal years ended March 31, 2002, 2003 and 2004 and as of March 31, 2003 and 2004 from our audited consolidated financial statements for those periods that are included in this proxy statement/prospectus. We derived the data for the fiscal years ended March 31, 2000 and 2001 and as of March 31, 2000, 2001 and 2002 from our audited consolidated financial statements for those periods that are not included in this proxy statement/prospectus. We derived the data for the nine months ended January 1, 2004 and December 31, 2004 and as of December 31, 2004 from our unaudited consolidated financial statements for those periods that are included in this proxy statement/prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations and fiscal position for those periods and as of that date. Results for the nine months ended December 31, 2004 are not necessarily indicative of results for the full fiscal year. We derived the data for the 12 months ended December 31, 2004 from our audited consolidated financial statements for the fiscal year ended March 31, 2004 and our unaudited consolidated financial statements for the nine months ended January 1, 2004 and December 31, 2004 that are included in this proxy statement/prospectus. You should read the following information along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, each of which is included elsewhere in this proxy statements/prospectus.

EARLE M. JORGENSEN COMPANY

	Fiscal Year Ended March 31,					Nine Months Ended,		Twelve Months Ended
	2000	2001	2002	2003	2004	January 1, 2004	December 31, 2004	December 31, 2004
(in thousands)						(unaudited)		(unaudited)
Statement of Operations Data:
Revenues	$938,252	$1,059,681	$895,058	$919,927	$1,040,367	$718,301	$1,152,589	$1,474,655
Costs of sales	662,803	767,263	641,991	658,562	754,266	518,394	828,735	1,064,607
Gross profit	275,449	292,418	253,067	261,365	286,101	199,907	323,854	410,048
Expenses(1)	208,058	228,542	204,713	210,277	216,629	154,970	220,091	281,750
Income from operations	67,391	63,876	48,354	51,088	69,472	44,937	103,763	128,298
Net interest expense(2)	41,595	44,855	42,545	47,206	51,093	38,205	40,534	53,422
Income before income taxes	25,796	19,021	5,809	3,882	18,379	6,732	63,229	74,876
Net income	23,987	17,798	5,354	2,382	15,252	5,284	52,932	62,900

Cash Flow Data:
Capital expenditures	$9,525	$14,475	$24,531	$15,335	$10,530	$6,781	$19,606	$23,355
Dividends paid(3)	13,372	5,514	14,963	35,587	5,781	4,762	9,866	10,885

Other Data (unaudited):
EBITDA(4)	$77,342	$74,911	$59,803	$62,457	$80,756	$53,425	$112,543	$139,874
COLI effect(5)	(717)	(2,374)	(1,738)	(1,752)	(561)	(829)	(3,804)	(3,536)
Revenues per employee(6)	484	517	496	539	639	440	693	894
EBITDA per employee(4)(6)	40	37	33	37	50	33	68	85
Average number of employees	1,938	2,051	1,805	1,706	1,628	1,634	1,663	1,649
Tons shipped	601,532	679,610	581,243	603,310	662,213	463,986	571,065	769,292

	Fiscal Year Ended March 31,					December 31,
	2000	2001	2002	2003	2004	2004
	(in thousands)
						(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$21,660	$23,758	$21,300	$20,030	$15,528	$5,760
Total working capital	165,148	156,309	154,936	150,205	139,463	226,147
Total assets	464,374	484,264	443,998	490,741	536,480	628,051
Long-term debt	282,943	266,539	289,300	328,207	305,762	344,428
Total debt	285,547	270,184	292,895	330,537	309,738	346,748
Total stockholders’ equity (deficit)	(14,365)	(3,151)	(15,786)	(48,016)	(37,359)	8,605

(1)	Expenses include restructuring charges aggregating $2,432, $3,320, and $1,861 for the fiscal years ended March 31, 2000, 2001 and 2002 in connection with workforce reductions and consolidations and losses from the sale of significant assets in those fiscal years and a special compensation charge of $2,000 in connection with a payment to our chief executive officer in fiscal 2001.
(2)	Net interest expense includes amortization and write-off of debt issue costs aggregating $1,482, $1,482, $1,792, $1,416, $1,323, $992, $989 and $1,320 for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004, the nine months ended January 1, 2004 and December 31, 2004 and the 12 months ended December 31, 2004, respectively, net of interest income of $636, $1,179, $164, $83, $81, $67, $25 and $39 for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004, the nine months ended January 1, 2004 and December 31, 2004 and the 12 months ended December 31, 2004, respectively.
(3)	Represents dividends paid to Holding in connection with the repurchase of its capital stock from terminated EMJ employees, as required by the terms of Holding’s stockholders agreement and Holding’s stock bonus plan. In fiscal 2003, we also paid a dividend to Holding of $25,000 to be used to repay a portion of the Holding notes.
(4)	“EBITDA” represents net income before net interest expense, provision for income taxes and depreciation and amortization. Consistent with Item 10(e) of Regulation S-K promulgated under the Securities Act, our EBITDA has not been adjusted to exclude any other non-cash charges or liabilities, such as LIFO adjustments of $(9,022), $887, $590, $(3,354), $14,343, $500, $42,505 and $56,348 and accruals for stock bonus plan contributions and postretirement benefits aggregating $2,862, $11, $249, $498, $619, $563, $611 and $667 for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004, the nine months ended January 1, 2004 and December 31, 2004 and the 12 months ended December 31, 2004, respectively. In addition, our EBITDA has not been adjusted for the following items: provisions for workforce reductions and consolidations and losses from the sale of significant assets aggregating $2,432, $3,320 and $1,861 for the fiscal years ended March 31, 2000, 2001 and 2002, respectively; special compensation of $2,000 payable to our chief executive officer in fiscal 2001; excise tax of $1,919 related to an IRS settlement in fiscal 2002; and a loss of $12,278 related to early retirement of debt in fiscal 2003. We believe EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of company performance in our industry. Our management believes that EBITDA is useful in evaluating our operating performance between periods and compared to that of our competitors because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary between periods and for different companies for reasons unrelated to overall operating performance. As a result, our management uses EBITDA as a significant component when measuring our performance in connection with determining incentive compensation. EBITDA is not a recognized measure of operating income, financial performance or liquidity under U.S. generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. Therefore, while providing useful information, our EBITDA should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with U.S. generally accepted accounting principles and should not be construed as an indication of a company’s operating performance or as a measure of liquidity. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. A reconciliation of net income to EBITDA for each of the respective periods indicated is as follows:

	Fiscal Year Ended March 31,					Nine Months Ended		Twelve Months Ended
	2000	2001	2002	2003	2004	January 1, 2004	December 31, 2004	December 31, 2004
(in thousands)						(unaudited)		(unaudited)
Reconciliation of EBITDA:
Net income	$23,987	$17,798	$5,354	$2,382	$15,252	$5,284	$52,932	$62,900
Depreciation and amortization	9,951	11,035	11,449	11,369	11,284	8,488	8,780	11,576
Net interest expense	41,595	44,855	42,545	47,206	51,093	38,205	40,534	53,422
Provision for income taxes	1,809	1,223	455	1,500	3,127	1,448	10,297	11,976

EBITDA	$77,342	$74,911	$59,803	$62,457	$80,756	$53,425	$112,543	$139,874

(5)	We are the owner and beneficiary of life insurance policies on (1) all former non-union employees of a predecessor company, including certain current employees of EMJ, and (2) key man life insurance policies on certain current and former executives of EMJ. The effect of these company owned life insurance policies (COLI) on our pre-tax income consists of premium expense, policy dividend growth, and proceeds (death benefits) (which are reported as general and administrative expense) and policy interest expense on policy borrowings (which is reported as a component of interest expense). Under current U.S. federal tax law, the policy dividend growth is not currently taxable, the premium is non-deductible, the proceeds (death benefits) are tax exempt and the interest is deductible up to 96% of the contract rate.

	Fiscal Year Ended March 31,					Nine Months Ended		Twelve Months Ended
	2000	2001	2002	2003	2004	January 1, 2004	December 31, 2004	December 31, 2004
(in thousands)						(unaudited)		(unaudited)
Calculation of COLI effect:

Cash surrender value—policy dividend growth	$14,029	$13,010	$13,521	$17,156	$17,751	$12,411	$15,381	$20,721
Cash surrender value—insurance premium	(2,101)	(2,217)	(2,325)	(2,866)	(3,081)	(2,544)	(2,756)	(3,293)
Proceeds (death benefits)	—	1,230	3,062	1,754	4,851	4,359	318	810

Total operating income impact of COLI	11,928	12,023	14,258	16,044	19,521	14,226	12,943	18,238

Cash surrender value—interest	(12,645)	(14,397)	(15,996)	(17,796)	(20,082)	(15,055)	(16,747)	(21,774)

Total pre-tax income impact of COLI	$(717)	$(2,374)	$(1,738)	$(1,752)	$(561)	$(829)	$(3,804)	$(3,536)

(6)	Calculated based on the average number of employees during the applicable period.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF HOLDING

The following table presents Holding’s selected consolidated financial and other data for the periods and as of the date presented below. We derived the data for the fiscal years ended March 31, 2002, 2003 and 2004 and as of March 31, 2003 and 2004 from Holding’s audited consolidated financial statements for those periods that are included in this proxy statement/prospectus. We derived the data for the fiscal years ended March 31, 2000 and 2001 and as of March 31, 2000, 2001 and 2002 from Holding’s audited consolidated financial statements for those periods that are not included in this proxy statement/prospectus. We derived the data for the nine months ended January 1, 2004 and December 31, 2004 and as of December 31, 2004 from Holding’s unaudited consolidated financial statements for those periods that are included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations and fiscal position for those periods and as of that date. Results for the nine months ended December 31, 2004 are not necessarily indicative of results for the full fiscal year. We derived the data for the 12 months ended December 31, 2004 from Holding’s audited consolidated financial statements for the fiscal year ended March 31, 2004 and Holding’s unaudited consolidated financial statements for the nine months ended January 1, 2004 and December 31, 2004 that are included in this proxy statement/prospectus. You should read the following information along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Holding’s consolidated financial statements and the related notes, each of which is included elsewhere in this proxy statement/prospectus.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

	Year Ended March 31,					Nine Months Ended		Twelve Months Ended
	2000	2001	2002	2003	2004	January 1, 2004	December 31, 2004	December 31, 2004
(in thousands)						(unaudited)		(unaudited)
Statement of Operations Data:
Revenues	$938,252	$1,059,681	$895,058	$919,927	$1,040,367	$718,301	$1,152,589	$1,474,655
Costs of sales	662,803	767,263	641,991	658,562	754,266	518,394	828,735	1,064,607
Gross profit	275,449	292,418	253,067	261,365	286,101	199,907	323,854	410,048
Expenses (1)	208,023	228,498	204,684	210,250	216,609	154,949	220,091	281,751
Income from operations	67,426	63,920	48,383	51,115	69,492	44,958	103,763	128,297
Net interest expense (2)	64,313	69,951	72,433	82,486	89,927	63,587	61,976	88,316
Net income (loss)	1,304	(7,254)	(24,505)	(32,871)	(23,562)	(20,077)	38,074	34,589
Cash Flow Data:
Capital expenditures	$9,525	$14,475	$24,531	$15,335	$10,530	$6,781	$19,606	$23,355
Purchase of stock (3)	13,372	5,514	14,963	10,587	5,781	4,762	9,866	10,885
Other Data (unaudited):
EBITDA(4)	$77,377	$74,955	$59,832	$62,484	$80,776	$53,446	$112,543	$139,873
COLI effect (5)	(717)	(2,374)	(1,738)	(1,752)	(561)	(829)	(3,804)	(3,536)
Revenues per employee (6)	484	517	496	539	639	440	693	894
EBITDA per employee (4)(6)	40	37	33	37	50	33	68	85
Average number of employees	1,938	2,051	1,805	1,706	1,628	1,634	1,663	1,649
Tons shipped	601,532	679,610	581,243	603,310	662,213	463,986	571,065	769,292

	Year Ended March 31,					December 31,
	2000	2001	2002	2003	2004	2004
(in thousands)						(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$21,690	$23,779	$21,372	$45,413	$15,646	$6,133
Total working capital	159,175	149,501	146,800	165,897	129,252	222,691
Total assets	464,708	484,625	444,506	516,580	537,191	629,107
Long-term debt	408,748	416,419	467,781	540,747	531,135	590,310
Total debt	411,352	420,064	471,376	543,077	535,111	592,630
Total stockholders’ equity (deficit)	(146,359)	(160,197)	(202,690)	(245,171)	(273,295)	(241,014)

(1)	Expenses include restructuring charges aggregating $2,432, $3,320 and $1,861 for the fiscal years ended March 31, 2000, 2001 and 2002 in connection with workforce reductions and consolidations and losses from the sale of significant assets in those fiscal years and a special compensation charge of $2,000 in connection with a payment to our chief executive officer in fiscal 2001.
(2)	Net interest expense includes amortization and write-off of debt issue costs aggregating $1,482, $1,482, $1,792, $1,416, $1,323, $992, $989 and $1,320 for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004, the nine months ended January 1, 2004 and December 31, 2004 and the 12 months ended December 31, 2004, respectively, net of interest income of $505, $1,179, $164, $394, $159, $145, $25 and $39 for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004, the nine months ended January 1, 2004 and December 31, 2004 and the 12 months ended December 31, 2004, respectively.
(3)	Represents the repurchase of capital stock from terminated EMJ employees, as required by the terms of Holding’s stockholders agreement and Holding’s stock bonus plan. In fiscal 2003, excludes cash payment made by EMJ to pay a dividend to Holding of $25,000 in fiscal 2004 used to pay a portion of Holding’s notes.
(4)	“EBITDA” represents net income before net interest expense, provision for income taxes and depreciation and amortization. Consistent with Item 10(e) of Regulation S-K promulgated under the Securities Act, our EBITDA has not been adjusted to exclude any other non-cash charges or liabilities, such as LIFO adjustments of $(9,022), $887, $590, $(3,354), $14,343, $500, $42,505 and $56,348 and accruals for stock bonus plan contributions and postretirement benefits aggregating $2,862, $11, $249, $498, $619, $563, $611 and $667 for the fiscal years ended March 31, 2000, 2001, 2002, 2003, 2004 and the nine months ended January 1, 2004 and December 31, 2004 and the 12 months ended December 31, 2004, respectively. In addition, our EBITDA has not been adjusted for the following items: provisions for workforce reductions and consolidations and losses from the sale of significant assets aggregating $2,432, $3,320 and $1,861 for the fiscal years ended March 31, 2000, 2001 and 2002, respectively; special compensation of $2,000 payable to our chief executive officer in fiscal 2001; excise tax of $1,919 related to an IRS settlement in fiscal 2002; and a loss of $12,278 related to early retirement of debt in fiscal 2003. We believe EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of company performance in our industry. Our management believes that EBITDA is useful in evaluating our operating performance between periods and compared to that of our competitors because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary between periods and for different companies for reasons unrelated to overall operating performance. As a result, our management uses EBITDA as a significant component when measuring our performance in connection with determining incentive compensation. EBITDA is not a recognized measure of operating income, financial performance or liquidity under U.S. generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. Therefore, while providing useful information, our EBITDA should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with U.S. generally accepted accounting principles and should not be construed as an indication of a company’s operating performance or as a measure of liquidity. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. A reconciliation of net income to EBITDA for each of the respective periods indicated is as follows:

	Year Ended March 31,					Nine Months Ended		Twelve Months Ended
	2000	2001	2002	2003	2004	January 1, 2004	December 31, 2004	December 31, 2004
(in thousands)						(unaudited)		(unaudited)
Reconciliation of EBITDA:
Net income	$1,304	$(7,254)	$(24,505)	$(32,871)	$(23,562)	$(20,077)	$38,074	$34,589
Depreciation and amortization(4)	9,951	11,035	11,449	11,369	11,284	8,488	8,780	11,576
Net interest expense	64,313	69,951	72,433	82,486	89,927	63,587	61,976	88,316
Provision for income taxes	1,809	1,223	455	1,500	3,127	1,448	3,713	5,392

EBITDA	$77,377	$74,955	$59,832	$62,484	$80,776	$53,446	$112,543	$139,873

(5)	We are the owner and beneficiary of life insurance policies on (1) all former non-union employees of a predecessor company, including certain current employees of EMJ, and (2) key man life insurance policies on certain current and former executives of EMJ. The effect of these company owned life insurance policies (COLI) on our pre-tax income consists of premium expense, policy dividend growth, and proceeds (death benefits) (which are reported as general and administrative expense) and policy interest expense on policy borrowings (which is reported as a component of interest expense). Under current U.S. federal tax law, the policy dividend growth is not currently taxable, the premium is non-deductible, the proceeds (death benefits) are tax exempt and the interest is deductible up to 96% of the contract rate.

	Fiscal Year Ended March 31,					Nine Months Ended		Twelve Months Ended
	2000	2001	2002	2003	2004	January 1, 2004	December 31, 2004	December 31, 2004
(in thousands)						(unaudited)		(unaudited)
Calculation of COLI effect:

Cash surrender value—policy dividend growth	$14,029	$13,010	$13,521	$17,156	$17,751	$12,411	$15,381	$20,721
Cash surrender value—insurance premium	(2,101)	(2,217)	(2,325)	(2,866)	(3,081)	(2,544)	(2,756)	(3,293)
Proceeds (death benefits)	—	1,230	3,062	1,754	4,851	4,359	318	810

Total operating income impact of COLI	11,928	12,023	14,258	16,044	19,521	14,226	12,943	18,238

Cash surrender value—interest	(12,645)	(14,397)	(15,996)	(17,796)	(20,082)	(15,055)	(16,747)	(21,774)

Total pre-tax income impact of COLI	$(717)	$(2,374)	$(1,738)	$(1,752)	$(561)	$(829)	$(3,804)	$(3,536)

(6)	Calculated based on the average number of employees during the applicable period.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Earle M. Jorgensen Company

The following unaudited pro forma condensed combined consolidated balance sheet as of December 31, 2004, and the unaudited pro forma condensed combined consolidated statement of operations for the fiscal year ended March 31, 2004, and nine months ended December 31, 2004, are based on the historical financial statements of EMJ and Holding after giving effect to the merger and financial restructuring and public offering as a combination of entities under common control and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined consolidated financial statements.

The pro forma information is based on the assumptions set forth in the notes to such information. Pro forma adjustments are necessary to reflect the combination and new capital structure. Pro forma adjustments are also necessary to reflect the reduction of interest expense related to the Holding notes.

The unaudited pro forma condensed combined consolidated financial statements should be read in conjunction with EMJ’s and Holding’s historical consolidated financial statements and accompanying notes for their fiscal year ended March 31, 2004, and nine months ended December 31, 2004, included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined consolidated financial statements are not intended to represent or be indicative of the consolidated results of operations or financial condition of the combined company that would have been reported had the merger and financial restructuring and public offering been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of the combined company.

These pro forma condensed combined consolidated financial statements do not include the effect of recording the obligation of EMJ to contribute 2,461,547 common shares to Holding’s stock bonus plan to their fair value at the assumed public offering price of $15.00 per share. The contribution of the common shares to Holding’s stock bonus plan is subject to Internal Revenue Code limits on the amounts that EMJ can contribute to a defined contribution plan in any year for any one individual. At December 31, 2004, EMJ had accrued $16,270,826 based on a fair value of $6.61 per share. At $15.00 per share (the mid-point of the range described on the cover of the public offering preliminary prospectus), EMJ would incur an additional non-cash charge of $20,652,379 ($15.00 minus $6.61 multiplied by 2,461,547). EMJ will be required to adjust the expense associated with the contribution obligation at the end of each accounting period, which will fluctuate based on the fair market value of the common shares to be contributed until such time as the shares can be contributed to the Holding’s stock bonus plan.

For the purpose of additional analysis, the unaudited pro forma condensed combined consolidated financial statements present the condensed consolidated balance sheets and statements of operations of EMJ and Holding prior to the consolidation along with details of intercompany eliminations, which result in the consolidated condensed balance sheet as of December 31, 2004 and the consolidated condensed statement of operations for the fiscal year ended March 31, 2004 and the nine months ended December 31, 2004.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

Earle M. Jorgensen Company and Earle M. Jorgensen Holding Company, Inc.

	As of December 31, 2004
	EMJ (a)	Holding (b)	Eliminations (c)	Consolidated EMJ Holding (d)	Pro Forma Adjustments		Pro Forma
	(dollars in thousands)
Assets
Current assets:
Cash	$5,760	$373	$—	$6,133	$—		$6,133
Accounts receivable, less allowance for doubtful accounts	173,871	—	—	173,871	—		173,871
Inventories	281,307	—	—	281,307	—		281,307
Other current assets	8,976	—	—	8,976	—		8,976

Total current assets	469,914	373	—	470,287	—		470,287

Net property, plant and equipment, at cost	117,896	—	—	117,896	—		117,896
Intercompany	—	(122,132)	122,132	—	—		—
Investment in subsidiaries	—	17,142	(17,142)	—	—		—
Cash surrender value of life insurance policies	31,820	—	—	31,820	—		31,820
Debt issue costs, net of accumulated amortization	5,920	—	—	5,920	—		5,920
Other assets	2,501	683	—	3,184	—		3,184

Total assets	$628,051	$(103,934)	$104,990	$629,107	$—		$629,107

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$158,060	$—	$—	$158,060	$—		$158,060
Accrued liabilities	65,870	3,439	390	69,699	(11,188	)(e)	66,365
					8,500	(f)
					(646	)(f)
Deferred income taxes	17,517	—	—	17,517	—		17,517
Current portion of long-term debt	2,320	—	—	2,320	—		2,320

Total current liabilities	243,767	3,439	390	247,596	(3,334)		244,262

Long-term Debt	344,428	245,882	—	590,310	(245,882	)(e)	344,428
Deferred income taxes	17,869	—	—	17,869	—		17,869
Other long-term liabilities	13,382	964	—	14,346	—		14,346
Stockholder’s equity:
Preferred and common stock subject to redemption	—	—	75,494	75,494	(75,494	)(e)	—
Series A preferred stock not subject to redemption	—	24,755	(3,538)	21,217	(21,217	)(e)	—
Series B preferred stock not subject to redemption	—	31,018	(28,702)	2,316	(2,316	)(e)	—
Common stock	—	133	(26)	107	(107	)(e)	—
Capital in excess of par value	21,194	99,130	(41,883)	78,441	274,084	(e)	352,525
Reclassification to value	—	—	(16,641)	(16,641)	16,641	(e)	—
Preferred stock, $.01 par value; 200 shares authorized and no shares issued, actual and adjusted	—	—	—	—	—		—
Common stock, $.01 par value; 2,800 shares authorized and 128 shares issued and outstanding, actual; 80,000,000 shares authorized and 37,848,598 shares issued and outstanding, as adjusted	—	—	—	—	38		38
Foreign currency translation adjustment	1,268	—	—	1,268	—		1,268
Additional minimum pension liability	(2,625)	—	—	(2,625)	—		(2,625)
Accumulated deficit	(11,232)	(443,814)	119,896	(335,150)	(7,854	)(f)	(343,004)
Treasury stock	—	(65,441)	—	(65,441)	65,441	(e)	—

Total stockholder’s equity (deficit)	8,605	(354,219)	104,600	(241,014)	249,216		8,202

Total liabilities and stockholder’s equity	$628,051	$(103,934)	$104,990	$629,107	$—		$629,107

See accompanying notes.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

(a)	EMJ’s unaudited consolidated condensed balance sheet as of December 31, 2004, as reported elsewhere in this proxy statement/prospectus, which in the opinion of management reflects all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of our fiscal position.

(b)	Unaudited balance sheet accounts of Holding as of December 31, 2004, prior to consolidation with EMJ.

(c)	Intercompany eliminating adjustments with respect to the consolidation of Holding and EMJ as of December 31, 2004.

(d)	Holding’s unaudited consolidated condensed balance sheet as of December 31, 2004, as reported elsewhere in this proxy statement/prospectus, which in the opinion of management reflects all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of our results of operations.

(e)	The adjustments to effect the merger and financial restructuring (based on shares and values at December 31, 2004), assuming that the public offering price will be $15.00 per share of EMJ common stock, the mid-point of the range described on the cover of the public offering preliminary prospectus, and net proceeds of the public offering are $279,750,000 (before taking into account estimated offering expenses payable by EMJ, as set forth under “Use of Proceeds” in the public offering preliminary prospectus), include the following:

•	Exchange of all issued and outstanding Holding debt and accrued interest thereon totaling $257,069,318 for $214,864,512 in cash and 2,813,654 shares of EMJ common stock.

•	Exchange of warrants to purchase 2,937,915 shares of Holding common stock for 2,935,956 shares of EMJ common stock, net of the exercise price of $0.01 per share.

•	Conversion of 11,249,312 issued and outstanding shares (not including 2,089,224 shares held in treasury and retired) of Holding common stock into 11,249,312 shares of EMJ common stock. The difference between the number of shares of Holding common stock converted into EMJ common stock at December 31, 2004 and the number of shares converted at the date of the merger and financial restructuring is attributable to the shares repurchased from former employees who cashed out their stock bonus plan accounts and former employees who exercised put rights pursuant to the Holding stockholder agreement.

•	Conversion of 59,893 shares of Holding’s series A preferred stock (not including 187,654 shares held in treasury and retired) into $682.60 in cash and 8.94 shares of EMJ common stock. The difference between the number of shares of Holding’s series A preferred stock at December 31, 2004 and the number of shares at the date of the merger and financial restructuring is attributable to the shares repurchased from former employees who cashed out their stock bonus plan accounts.

•	Conversion of 28,718 shares of Holding’s series B preferred stock (not including 2,300 held in treasury and retired) into $835.82 in cash and 10.95 shares of EMJ common stock. The difference between the number of shares of Holding’s series B preferred stock at December 31, 2004 and the number of shares at the date of the merger and financial restructuring is attributable to the shares repurchased from former employees who cashed out their stock bonus plan accounts.

•	The adjustment to the caption “reclassification to value” represents the cumulative changes in the market value, based on annual appraisals, related to the shares of Holding’s preferred stock and common stock which are converted in the merger and financial restructuring. This will be eliminated as a result of the existing Holding preferred stock and common stock being converted for a combination of cash and EMJ’s common stock.

•	Upon completion of the merger and financial restructuring and the public offering, subject to the assumptions herein, 37,848,598 shares of EMJ common stock will be issued and outstanding.

(f)	Contingent upon consummation of the merger and financial restructuring and the public offering, EMJ has committed to pay a taxable bonus to its employees on the closing date who are also participants in the stock bonus plan in the aggregate amount of $8,500,000, net of income taxes at the estimated fiscal 2005 effective annual tax rate.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

Earle M. Jorgensen Company and Earle M. Jorgensen Holding Company, Inc.

	Fiscal Year Ended March 31, 2004
	EMJ (a)	Holding (b)	Consolidated EMJ Holding (c)	Pro Forma Adjustments		Pro Forma
	(dollars in thousands)
Revenues	$1,040,367	$—	$1,040,367	$—		$1,040,367
Cost of sales	754,266	—	754,266	—		754,266

Gross profit	286,101	—	286,101	—		286,101
Expenses
Warehouse and delivery	135,421	—	135,421	—		135,421
Selling	38,254	—	38,254	—		38,254
General and administrative	42,954	(20)	42,934	—		42,934

Total expenses	216,629	(20)	216,609	—		216,609

Income from operations	69,472	20	69,492	—		69,492
Interest expense, net	51,093	38,834	89,927	(38,834	)(d)	51,093

Income before income taxes	18,379	(38,814)	(20,435)	38,834		18,399
Income tax expense	3,127	—	3,127	—		3,127	(e)

Net income (loss)	$15,252	$(38,814)	$(23,562)	$38,834		$15,272

See accompanying notes.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

(a)	EMJ’s consolidated condensed statement of operations for the fiscal year ended March 31, 2004 as reported elsewhere in this proxy statement/prospectus.
(b)	Statement of operations accounts of Holding for the fiscal year ended March 31, 2004 prior to consolidation with EMJ.
(c)	Holding’s unaudited consolidated condensed statement of operations for the fiscal year ended March 31, 2004 as reported elsewhere in this proxy statement/prospectus.
(d)	Reduction of interest expense resulting from the exchange of the Holding notes for cash and shares of newly issued EMJ common stock.
(e)	Adjustment has not been made to income tax expense as EMJ has a net operating loss carryforwards in the United States and a corresponding valuation allowance on its deferred income tax assets for the fiscal year ended March 31, 2004.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

Earle M. Jorgensen Company and Earle M. Jorgensen Holding Company, Inc.

	Nine Months Ended December 31, 2004
	EMJ (a)	Holding (b)	Consolidated EMJ Holding (c)	Pro Forma Adjustments		Pro Forma
	(dollars in thousands)
Revenues	$1,152,589	$—	$1,152,589	$—		$1,152,589
Cost of sales	828,735	—	828,735	—		828,735

Gross profit	323,854	—	323,854	—		323,854
Expenses
Warehouse and delivery	116,052	—	116,052	—		116,052
Selling	34,972	—	34,972	—		34,972
General and administrative	69,067	—	69,067	—		69,067

Total expenses	220,091	—	220,091	—		220,091

Income from operations	103,763	—	103,763	—		103,763
Interest expense, net	40,534	21,442	61,976	(21,442	)(d)	40,534

Income before income taxes	63,229	(21,442)	41,787	21,442		63,229
Income tax expense	10,297	(6,584)	3,713	6,584	(e)	10,297

Net income (loss)	$52,932	$(14,858)	$38,074	$14,858		$52,932

See accompanying notes.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

(a)	EMJ’s unaudited consolidated condensed statement of operations for the nine months ended December 31, 2004 as reported elsewhere in this proxy statement/prospectus, which in the opinion of management reflects all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of our results of operations.
(b)	Unaudited statement of operations accounts of Holding for the nine months ended December 31, 2004 prior to consolidation with EMJ.
(c)	Holding’s unaudited consolidated condensed statement of operations for the nine months ended December 31, 2004 as reported elsewhere in this proxy statement/prospectus, which in the opinion of management reflects all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of our results of operations.
(d)	Reduction of interest expense resulting from the exchange of the Holding notes for cash and shares of newly issued EMJ common stock.
(e)	Income tax expense has been adjusted based on estimated effective income tax rates for fiscal year 2005.

RISK FACTORS

You should carefully consider the risks described below before deciding how to vote on the proposed merger and financial restructuring. By voting in favor of the merger and financial restructuring, you will be choosing to invest in the common stock of EMJ. If any of the following risk factors occurs, then our business, financial condition or results of operations could be materially and adversely affected. In that event, the value of our common stock could decline significantly, and you might lose all or part of your investment.

Risks relating to the merger and financial restructuring

The amount of cash and number of shares of EMJ common stock the holders of series A preferred stock, series B preferred stock and Holding notes will receive as consideration in connection with the merger and financial restructuring is uncertain and will depend on the pricing of a share of EMJ common stock in the public offering and the amount of net proceeds received by EMJ as a result of the public offering.

Upon consummation of the merger and financial restructuring, the holders of series A preferred stock, series B preferred stock and Holding notes will receive a combination of cash and shares of EMJ common stock in exchange for their securities. The amount of cash and number of shares of EMJ common stock to be received by the holders of those securities is uncertain and ultimately will be determined when the public offering price of the EMJ common stock and the net proceeds of the public offering are determined at the time of the public offering. For purposes of disclosure in this proxy statement/prospectus, we have made certain assumptions concerning the public offering price of the EMJ common stock and the net proceeds of the public offering.

Our board of directors approved the merger agreement and the merger subject to the nonwaivable condition that the public offering price of the EMJ common stock is not less than $7.00 per share and the public offering results in not less than $100,000,000 of net proceeds to EMJ, and you should consider the proposed merger and financial restructuring based on the possibility that this “worst case” scenario could actually occur (in which case you will receive $246.01 in cash and 81.52 shares of EMJ common stock for each share of Holding series A preferred stock you own and $301.23 in cash and 99.82 shares of EMJ common stock for each share of Holding series B preferred stock you own). See “Q: WHAT WILL THE MERGER CONSIDERATION BE IF THE PUBLIC OFFERING PRICE IS $7.00 PER SHARE AND THE PUBLIC OFFERING RESULTS IN $100,000,000 OF NET PROCEEDS TO EMJ?” beginning at page QA-5.

The public offering preliminary prospectus, however, reflects a public offering price of EMJ’s common stock of $15.00 per share (the mid-point of the range described on the cover of the public offering preliminary prospectus). If the public offering price is greater than the assumed price of $15.00, the holders of the series A preferred stock, the series B preferred stock and the Holding notes will receive fewer shares of EMJ common stock for their Holding securities than estimated on page QA-7 of this proxy statement/prospectus. Similarly, if the public offering price is less than the assumed price of $15.00, the holders of the series A preferred stock, the series B preferred stock and the Holding notes will receive more shares of EMJ common stock for their Holding securities than estimated on page QA-6 of this proxy statement/prospectus. See “Q: WHAT WILL I RECEIVE IN THE MERGER?” at page QA-3 and “Q: HOW WILL THE PUBLIC OFFERING PRICE OF THE EMJ COMMON STOCK AFFECT THE MERGER CONSIDERATION?” at page QA-6.

With respect to the net proceeds of the public offering, we have assumed that the net proceeds will be $279,750,000. Assuming the public offering price is $15.00, if the net proceeds are greater than $279,750,000, we will pay more cash and issue fewer shares to the holders of the series A preferred stock, the series B preferred stock and the Holding notes than was estimated on page QA-7 of this proxy statement/prospectus. Conversely, assuming the offering price is $15.00, if the net proceeds are less than $279,750,000, we will pay less cash and issue more shares to the holders of the series A preferred stock, the series B preferred stock and the Holding notes than was estimated on page QA-7 of this proxy statement/prospectus. See “Q: HOW WILL THE AMOUNT OF NET PROCEEDS OF THE PUBLIC OFFERING AFFECT THE MERGER CONSIDERATION?” at page QA-8.

The value of the shares of EMJ common stock to be received by the holders of Holding common stock will depend on the public offering price.

The merger and financial restructuring provides that each share of Holding common stock will convert into Holding common stock on a one-for-one basis. The value of the EMJ common stock to be received by the holders of Holding common stock will depend on the actual public offering price, which may be above or below the public offering price we have assumed for the purposes of the disclosure in this proxy statement/prospectus or the appraised value of the Holding common stock as of March 31, 2004 (using the new methodology required by the amended consent order).

Holders of series A preferred stock and series B preferred stock will lose their right to receive dividends and their liquidation preferences.

In the merger and financial restructuring, each share of series A preferred stock will convert into a combination of cash and shares of EMJ’s common stock having an aggregate value equal to $816.68, the appraised value of $749.42 per share as of March 31, 2004, plus accrued dividends at the rate of 18% per annum through September 29, 2004, and each share of series B preferred stock will convert into a combination of cash and shares of EMJ’s common stock having an aggregate value equal to $1,000 the liquidation value of each share of series B preferred stock (all accumulated dividends have been paid in-kind through September 29, 2004). As a result, current holders of series A preferred stock and series B preferred stock will no longer be entitled to a fixed dividend or liquidation amount (including upon a deemed liquidation upon a sale or conveyance of, or transfer or sale of substantially all of the assets of, EMJ) or other priority over any other class of securityholders. Instead, current holders of series A preferred stock and series B preferred stock will hold the most junior securities issued by EMJ, with no right to receive a fixed amount of dividends or a distribution upon liquidation at any specific times. Former holders of series A preferred stock and series B preferred stock will lose their right to dividends accruing from and after September 29, 2004, but they will participate as holders of common stock in changes in the equity value of EMJ.

The voting power of the existing holders of capital stock of Holding will be diluted significantly. The right of employee stockholders to designate directors will cease upon termination of the Holding stockholders agreement, and the right of the holders of series A preferred stock to designate a director or block certain transactions will cease.

The number of shares of our common stock outstanding following the merger and financial restructuring and the public offering will be significantly greater than the number of shares of common stock of Holding currently outstanding. As a result of the merger and financial restructuring and the public offering, the percentage ownership of the common stock of EMJ held by holders of common stock of Holding will decrease, thereby diluting the voting rights of these holders. After the merger and financial restructuring, the shares of our common stock held by current stockholders of Holding, assuming the public offering price and net proceeds of the public offering as described above, 20,000,000 shares are issued in the public offering (as set forth on the cover of the public offering preliminary prospectus) and no exercise of the outstanding options and excluding the special contribution of up to 2,461,547 shares of EMJ common stock to the stock bonus plan, will represent only 46.8% of EMJ’s voting power, or approximately 39.2% if the underwriters exercise their over-allotment option in full in the public offering, compared with 100% of the voting power held by holders of common stock of Holding at present. The exercise of all outstanding stock options and the special contribution of up to 2,461,547 shares of EMJ common stock to the stock bonus plan will further dilute the voting power held by holders of common stock.

In addition, upon completion of the merger and financial restructuring, the Holding stockholders agreement will be terminated and the employee stockholders will cease to have the right to designate two directors of Holding and EMJ that was provided under that agreement. In addition, the holders of series A preferred stock will no longer have the right to designate a director of EMJ and will no longer have the right to block certain transactions, including a sale of EMJ to a third party.

Alternatives to the proposed merger and financial restructuring and the public offering may not be available to us and any available alternatives may achieve less favorable results.

We believe that the completion of the merger and financial restructuring and public offering is in the best interest of our stockholders. If our financial restructuring is not completed through the merger and public offering, our board of directors may determine that it is necessary to pursue other strategic and capital markets alternatives. An alternative financial restructuring arrangement or plan, a refinancing of the Holding notes, or a sale of Holding or EMJ may not be available, or if available, may not be on terms as favorable to our equity holders, other than Kelso and its affiliates, as the terms of the merger and financial restructuring proposed in this proxy statement/prospectus.

Risks related to receiving our common stock as part of the merger and exchange consideration

You will incur dilution in the future as a result of the exercise of stock options and the contribution of shares of common stock to Holding’s stock bonus plan.

You will incur dilution if the holders of options to purchase shares of our common stock at prices below our net tangible book value per share exercise their options after the merger and financial restructuring and the public offering. Upon consummation of the merger and financial restructuring and the public offering, there will be 3,053,668 shares of common stock that will be issuable upon the exercise of outstanding stock options that were converted from the former Holding stock options, with a weighted average exercise price of $3.35 per share, and 50,000 shares of common stock that will be issuable upon the exercise of options that will be granted to certain non-officer directors on the date of the pricing of the public offering at an exercise price equal to the initial public offering price. In the future, EMJ expects to grant additional options under its new stock incentive plan to certain employees, executive officers and directors. The contribution, after consummation of the merger and financial restructuring and the public offering, of up to 2,461,547 shares of common stock to Holding’s stock bonus plan pursuant to the proposed amendment to Holding’s stock bonus plan may cause you to incur further dilution. In addition, our certificate of incorporation will permit the issuance of up to 80,000,000 shares of common stock. Thus, in addition to the shares reserved for issuance pursuant to outstanding stock options, our stock incentive plan and our stock bonus plan, we have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by the investors who receive our shares in the merger and financial restructuring.

Sales of a substantial number of shares of our common stock following the merger and financial restructuring and the public offering may adversely affect the market price of our common stock or our ability to raise additional capital.

Sales of a substantial number of shares of our common stock in the public market following the merger and financial restructuring and the public offering, or the perception that large sales could occur, could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities. Shares of our common stock outstanding upon consummation of the merger and financial restructuring and the public offering will be freely tradable without restriction or further registration under the federal securities laws, unless held by “affiliates” of EMJ or Holding within the meaning of Rule 144 under the Securities Act or subject to lock-up agreements, limitations on the ability of participants to transfer shares of common stock held in Holding’s stock bonus plan or transfer restriction agreements. See “Material Provisions of the Merger Agreement and Exchange Agreement—Federal Securities Law Consequences” at page 91, “Comparison of Securities and Stockholder Rights” at page 98, “Transfer Restrictions—Stock Bonus Plan Restrictions” at page 92 and “Transfer Restrictions—Transfer Restriction Agreements” at page 92. Shares of EMJ common stock exchanged for shares of Holding capital stock that were held by affiliates of Holding at the time of the merger and financial restructuring or that are held by affiliates of EMJ will be “restricted securities” and will be subject to the volume and manner of sale restrictions of Rules 144 and/or 145.

We, each of our directors, each of our executive officers, the Kelso funds and each of their affiliates that will own our common stock following the merger and financial restructuring and the public offering, the stock bonus plan, and certain other stockholders have agreed for a period of 180 days after the date of the public offering preliminary prospectus, subject to extensions in certain limited circumstances, to not, without the prior written consent of the lead underwriters in the public offering, Credit Suisse First Boston LLC and Goldman, Sachs & Co., directly or indirectly, offer to sell, sell, pledge or otherwise dispose of any shares of our common stock, subject to certain permitted exceptions. Following the expiration of the lock-up period, all of the shares of common stock subject to these agreements will be available for sale in the public market, subject to the restrictions on sales by affiliates under the Securities Act, limitations on the ability of participants to transfer shares of common stock held in Holding’s stock bonus plan and transfer restriction agreements. Pursuant to transfer restriction agreements, our executive officers and district managers have agreed to limit their right to sell their shares of EMJ common stock for a period of up to two years after the consummation of the public offering without the prior written consent of EMJ.

Following the effectiveness of the registration statement on Form S-1 under the Securities Act in connection with the public offering, we intend to file a registration statement on Form S-8 under the Securities Act covering (1) 3,053,668 shares of common stock that will be issuable upon exercise of options under the Holding stock option plan upon our assumption of those options in connection with the consummation of the merger and financial restructuring and (2) shares of common stock that will be issuable pursuant to our new stock incentive plan. Accordingly, subject to applicable vesting requirements and exercise with respect to options, the provisions of Rules 144 and 145 with respect to affiliates and, if applicable, expiration of the 180-day lock-up agreements and the transfer restriction agreements, shares registered under the registration statement on Form S-8 will be available for sale in the open market. In addition, we have granted the Kelso funds and Mr. Nelson registration rights with respect to their shares of our common stock, including the shares of our common stock they will own upon consummation of the merger and financial restructuring and the public offering.

Shares of EMJ common stock held by the stock bonus plan can be transferred only if the participant meets certain requirements specified in the stock bonus plan.

Shares of EMJ common stock held by the stock bonus plan can be transferred only if the participant meets certain requirements specified in the stock bonus plan. The shares of EMJ common stock held by the stock bonus plan may be sold (1) by the trustee of the stock bonus plan upon direction from an eligible participant who has attained age 55 and completed ten years of service in accordance with the diversification provisions of the stock bonus plan, (2) by the participant following distribution to such participant upon termination of employment, and (3) by the trustee of the stock bonus plan upon direction from the benefits committee, if the benefits committee determines that the sale of the EMJ common stock is required for the benefits committee to exercise its fiduciary duties. Effective at closing of the public offering, EMJ has amended the stock bonus plan to provide that shares of EMJ common stock will become eligible for diversification in increments of 25% of the balance of shares of EMJ common stock in each participant’s account each six months after the consummation of the public offering commencing six months after consummation of the public offering, with all shares of EMJ common stock in a participant’s account being eligible for diversification 24 months after consummation of the public offering.

Because the Kelso funds and other Kelso affiliates will continue to have the ability to significantly influence us after the merger and financial restructuring and the public offering, your influence as public stockholders over significant corporate actions will be limited and there may be circumstances in which the interests of the Kelso funds and other Kelso affiliates could be in conflict with us or your interests as public stockholders.

After the completion of the merger and financial restructuring and the public offering, assuming the public offering price of EMJ common stock is $15.00, the mid-point of the range described on the cover of the public offering preliminary prospectus, 20,000,000 shares of common stock are issued in the public offering (as set forth on the cover of the public offering preliminary prospectus) and net proceeds of $279,750,000 from the public offering (before taking into account estimated offering expenses payable by EMJ, as set forth under “Use of Proceeds” in the public offering preliminary prospectus), the Kelso funds and other Kelso affiliates will control approximately 37.5% of our outstanding common stock, or approximately 31.1% if the underwriters exercise their over-allotment option in full in the public offering. As a result, after the merger and financial restructuring and public offering, the Kelso funds and other Kelso affiliates will continue to have the power to significantly influence all matters submitted to our stockholders, including the election of our directors and amendments to our certificate of incorporation. The Kelso funds and other Kelso affiliates also will have the ability to significantly influence the approval or disapproval of any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that any such transaction is in their own best interests. So long as the Kelso funds and other Kelso affiliates continue to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence our decisions.

Further, in deciding how to vote on matters concerning us, the Kelso funds may be influenced by interests that conflict with our interests or your interests. These conflicts may not be resolved in our or your favor. For example, the Kelso funds, through their significant ownership in us, may seek to cause us to take actions that, in their judgment, enhances their investment in us, but which might involve risks to, or otherwise adversely affect, us or you. In addition, after the merger and financial restructuring and public offering, a number of our board members will continue to be associated with the Kelso funds. Furthermore, we have agreed with the Kelso funds that for so long as the Kelso funds own in excess of 20% of our issued and outstanding common stock, the Kelso funds will be entitled to designate two directors, and for so long as the Kelso funds own in excess of 10% of our issued and outstanding common stock, the Kelso funds will be entitled to designate one director, to be included in the slate of directors nominated by us for election to our board of directors in our annual proxy statement. These relationships could create or appear to create potential conflicts of interest when these individuals are faced with decisions that could have different implications for us and the Kelso funds.

Our common stock does not have a trading history, and you may not be able to trade our common stock if an active trading market does not develop.

Prior to the public offering, there has been no public market for our common stock. We have applied for listing of our common stock on the New York Stock Exchange under the symbol “JOR.” Although the underwriters in the public offering have informed us that they intend to make a market in our common stock, they are not obligated to do so, and any market-making may be discontinued at any time without prior notice. Therefore, an active trading market for our common stock may not develop or, if it does develop, may not continue. As a result, the market price of our common stock, as well as your ability to sell our common stock, could be adversely affected. You should not view the public offering price as any indication of prices that will prevail in the trading market.

The value of your investment may be subject to sudden decreases due to the potential volatility of the price of our common stock.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to various factors, which could also cause variations in our quarterly results of operations. These factors may include the factors discussed in other risk factors and the following factors:

•	press releases or publicity relating to us or our competitors or relating to trends in the metals service industry;

•	changes in the legal or regulatory environment affecting our business;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	the operating and stock performance of other companies that investors may deem comparable;

•	developments affecting us, our customers or our suppliers;

•	inability to meet securities analysts’ and investors’ quarterly or annual estimates or targets of our performance; and

•	general domestic or international economic, market and political conditions.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the public offering price or the value of the shares at the closing of the merger and financial restructuring. In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. In the past, some stockholders have brought securities class action lawsuits against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation, regardless of whether we are ultimately successful, could result in substantial costs and divert management’s attention and resources.

Because we do not anticipate paying dividends on our common stock in the foreseeable future, you should not expect to receive dividends on shares of our common stock.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. In addition, our domestic credit facility prohibits us from paying, and the indenture for our 9 3/4% senior secured notes limits our ability to pay, dividends after the merger and financial restructuring. We are restricted from paying cash dividends and making other distributions to our stockholders under the indenture unless 50% of our consolidated net income, as adjusted, exceeds prior distributions to stockholders, subject to certain other limitations. As a result of these limitations and our expectation that we will not pay dividends in the near future, our common stock may be less attractive to investors that seek dividend payments.

Provisions of our certificate of incorporation and our bylaws could delay or prevent a takeover of us by a third party.

Our certificate or incorporation and our bylaws could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the price of our common stock and your rights as a holder of our common stock. For example, our certificate of incorporation and bylaws will (1) permit our board of directors to issue one or more series of preferred stock with rights and preferences designated by our board and (2) impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholder meetings. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our board. See “Description of our Capital Stock, Certificate of Incorporation and Bylaws” for additional information on the anti-takeover measures applicable to us. In addition, our domestic credit facility and the indenture for our 9 3/4% senior secured notes contain limitations on our ability to enter into change of control transactions.

Risks relating to our business

The prices we pay for metals may fluctuate due to a number of factors beyond our control, which could adversely affect our operating results if we cannot pass on higher metal prices to our customers.

We purchase large quantities of carbon, alloy and stainless steel, aluminum and other metals, which we sell to a variety of end-users. The prices we pay for these metals and the prices we charge for our products may change depending on many factors outside of our control, including general economic conditions (both domestic and international), competition, production levels, import duties and other trade restrictions, currency fluctuations and surcharges imposed by our suppliers. For example, in the past year our suppliers have added various surcharges to the price of metals related to increases in the costs of scrap, energy, raw material and other inputs. These surcharges may or may not continue in the future and could be increased, decreased or eliminated by the suppliers that have imposed them.

Our service centers maintain substantial inventories of metal to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase metal in quantities we believe to be appropriate to satisfy the anticipated needs of our customers based on information derived from customers, market conditions, historic usage and industry research. Our commitments for metal purchases are generally at prevailing market prices in effect at the time we place our orders or at the time of shipment. During periods of rising prices for metal, we may be negatively impacted by delays between the time of metal price increases and price increases in our products if we are unable to pass these increases on to our customers. In addition, when metal prices decline, customer demands for lower prices could result in lower sale prices for our products and, as we use existing inventory that we purchased at higher metal prices, lower margins. Consequently, during periods in which we use this existing inventory, the effects of changing metal prices could adversely affect our operating results.

The average price of metals that we purchase has increased for the past 15 months at the rate of approximately 2.3% per month. While we have seen no evidence that enables us to predict when these price increases will slow or stop, we do not expect the trend of increasing prices to continue throughout the current calendar year. We anticipate that metal prices for the products we purchase will moderate and level off during 2005, which could have an adverse effect on our results of operations.

We operate in an industry that is subject to cyclical fluctuations and any downturn in general economic conditions or our customers’ industries could negatively impact our revenues, gross profit and net income.

The metals service center industry is cyclical, impacted by both market demand and metals supply. Periods of economic slowdown or recession in the United States, Canada or other countries, or the public perception that these may occur, would decrease the demand for our products and adversely affect our pricing. For example, the general slowing of the economy in fiscal 2002 and fiscal 2003 adversely impacted our product sales and pricing. While we experienced significantly improved sales volumes and pricing in fiscal 2004 and in the first nine months of fiscal 2005, this trend may not continue. Changing economic conditions could depress or delay demand for our products, which could adversely affect our revenues, gross profit and net income.

We sell many products to industries that are cyclical, such as the industrial equipment, oil, gas and energy, construction and agricultural equipment, and transportation industries. The demand for our products is directly related to, and quickly impacted by, demand for finished goods manufactured by our customers in these industries, which may change as a result of the general U.S., Canadian or worldwide economy, domestic exchange rates, energy prices or other factors beyond our control. If we are unable to accurately project the product needs of our customers over varying lead times, we may not have sufficient inventory to be able to provide sought-after products on a timely basis. In addition, if we are not able to increase sales of products to customers in other industries when one or more of the cyclical industries that we serve is experiencing a decline, our revenues, gross profit and net income may be adversely affected.

The price of metals is subject to fluctuations in the supply and demand for metals worldwide and changes in the worldwide balance of supply and demand could negatively impact our revenues, gross profit and net income.

Metal prices are volatile due to, among other things, fluctuations in foreign and domestic production capacity, metals consumption and foreign currency rates. For example, in the past few years, China has significantly increased its consumption of metals and metal products. This large and growing demand for metals has significantly affected the metals industry, diverting supply to China and contributing to the recent increase in metal prices. If, in the future, China experiences a downturn in general economic conditions or increases its internal production of metals, its demand for metals produced outside of China could decrease. Such a decrease could cause a reduction in metal prices globally, which could adversely affect our revenues, gross profit and net income. Additionally, significant currency fluctuations in the United States or abroad could negatively impact our cost of metals and the pricing of our products. Recently, the decline in the dollar relative to foreign currencies resulted in increased prices for metals and metal products in the United States as imported metals became relatively more expensive. If, in the future, the dollar increases in value relative to foreign currencies, the domestic market may be more attractive to foreign producers, resulting in increased supply that could cause decreased metal prices and adversely affect our revenues, gross profit and net income.

We compete with a large number of companies in the metals service center industry, and if we are unable to compete effectively, our revenues, gross profit and net income may decline.

We compete with a large number of other general-line distributors and specialty distributors in the metals service center industry. Competition is based principally on price, inventory availability, timely delivery, customer service, quality and processing capabilities. Competition in the various markets in which we participate comes from companies of various sizes, some of which have greater financial resources than we do and some of which have more established brand names in the local markets we serve. Accordingly, these competitors may be better able to withstand changes in conditions within our customers’ industries and may have greater operating and financial flexibility than we have. To compete for customer sales, we may lower our prices or offer increased services at a higher cost to us, which could reduce our revenues, gross profit and net income.

If our customers, which are primarily North American manufacturing and industrial companies, relocate operations or outsource functions overseas, we would lose their business.

Our customer base is located in the United States and Canada and consists primarily of manufacturing and industrial companies. We do not currently operate facilities outside of North America. Therefore, in the event our customers relocate production operations or outsource particular functions overseas, we would lose their business, which could have an adverse effect on our revenues, gross profit and net income.

If we were to lose any of our primary suppliers or otherwise be unable to obtain sufficient amounts of necessary metals on a timely basis, we may not be able to meet our customers’ needs and may suffer reduced sales.

Because we have no long-term contracts to purchase metals, our primary suppliers of carbon, alloy and stainless steel, aluminum or other metals could curtail or discontinue their delivery of these metals to us in the quantities we need. Our ability to meet our customers’ needs and provide value-added inventory management services depends on our ability to maintain an uninterrupted supply of metal products from our suppliers. If our suppliers experience production problems, lack of capacity or transportation disruptions, the lead times for receiving our supply of metal products could be extended and the cost of our inventory may increase. If, in the future, we are unable to obtain sufficient amounts of the necessary raw materials at competitive prices and on a timely basis from our traditional suppliers, we may not be able to obtain these metals from acceptable alternative sources at competitive prices to meet our delivery schedules. Even if we do find acceptable alternative suppliers, the process of locating and securing these alternatives may be disruptive to our business, which could have an adverse impact on our ability to meet our customers’ needs and reduce our sales, gross profit and net income. In addition, if a significant domestic supply source is discontinued and we cannot find acceptable domestic alternatives, we may need to find a foreign source of supply. Dependence on foreign sources of supply could lead to longer lead times, increased price volatility, less favorable payment terms and certain tariffs and duties.

Our business may be adversely affected by our “on-time or free” delivery guarantee if we are unable to deliver our products on a timely basis.

We provide customers with an “on-time or free” delivery guarantee. Therefore, significant disruptions to timely deliveries of our products could lead to increased customer credits, harm to our reputation and a loss of market share.

As a decentralized business, we depend on both senior management and our key operating employees; if we are unable to attract and retain these individuals, our ability to operate and grow our business may be adversely affected.

Because of our decentralized operating style, we depend on the efforts of our senior management, including our chief executive officer, Maurice S. Nelson, Jr., and key operating employees. We may not be able to retain these individuals or attract and retain additional qualified personnel when needed. Other than a retention agreement with Mr. Nelson, whereby we have agreed to pay Mr. Nelson a bonus of $3.0 million if he continues to serve as our president and chief executive officer until the second anniversary of the consummation of the public offering or if his employment is terminated under certain circumstances, we do not have employment agreements with any of our officers or employees in the United States, which may mean they may have less of an incentive to stay with us when presented with alternative employment opportunities. In addition, our senior management and key operating employees hold stock options that have vested and common stock in Holding’s stock bonus plan. These individuals may, therefore, be more likely to leave us if the shares of our common stock significantly appreciate in value. The loss of any key officer or employee will require remaining officers and employees to direct immediate and substantial attention to seeking a replacement. Our inability to retain members of our senior management or key operating employees or to find adequate replacements for any departing key officer or employee on a timely basis could adversely affect our ability to operate and grow our business.

Damage to our computer infrastructure and software systems could harm our business.

The unavailability of any of our information management systems for any significant period of time could have a material adverse effect on our operations. In particular, our ability to deliver products to our customers when needed, collect our receivables and manage inventory levels successfully largely depends on the efficient operation of our computer hardware and software systems. Through our information management systems, we track and allocate inventory among all of our locations, improve customer service through better order and product reference data and monitor operating results. Difficulties associated with upgrades, installations of major software or hardware, and integration with new systems could lead to business interruptions that could harm our reputation, increase our operating costs and decrease our profitability. In addition, these systems are vulnerable to, among other things, damage or interruption from power loss, computer system and network failures, loss of telecommunications services, operator negligence, physical and electronic loss of data, or security breaches and computer viruses.

We have outsourced the maintenance and operation of our hardware to a third-party service provider that also provides us with backup systems in the event that our information management systems are damaged. It is possible that the backup facilities and other protective measures we take could prove to be inadequate. Moreover, it is possible that an event or disaster at our service provider’s facilities could materially and adversely affect our ability to meet our customers’ needs and the ability of each of our locations to operate efficiently.

Our business could be adversely affected by a disruption to our Chicago facility’s operations.

During the first nine months of fiscal 2005, our Chicago facility processed and shipped an average of 2,355 inventory line items per day, or approximately 23% of the line items shipped from all of our facilities during that period. Our Chicago facility serves its regional customers and also supplies products to all of our other service centers. Therefore, any disruption to our operations at this facility could adversely impact the performance of our other service centers and impair our ability to deliver products and services to our customers throughout the United States on a timely basis. Our operations at the Chicago facility could be disrupted in the event of:

•	damage to, or inoperability of, its automated warehouse system;

•	a hardware or software error, failure or crash;

•	a power or telecommunications failure; or

•	fire, flood or other natural disaster.

Any disruption could damage our reputation, cause customers to cease purchasing metals from us and cause customers to incur substantial losses. We could be subject to claims or litigation with respect to these losses. Our property and business interruption insurance may not adequately compensate us for all losses we may incur.

If we do not successfully implement our satellite operations growth strategy, our ability to grow our business could be impaired.

A key aspect of our growth strategy is the establishment of “satellite” operations, a physical presence in geographic markets (1) in which we have several significant customers or there are several potential customers that have a demand for our products and services and (2) that is supported by inventory, inside salespeople and the general management of one of our larger service centers. We may not be able to identify suitable locations for these operations or enter into agreements to purchase or lease locations upon satisfactory terms. In addition, we could fail to generate, or suffer a loss of, or a decrease in, purchases by one or more significant customers served by a satellite location, which could prevent us from realizing the expected benefits of such satellite location. Any of these occurrences could impair our ability to grow our business.

Labor disruptions could adversely affect our operations.

We have entered into collective bargaining agreements with union locals at our facilities that expire on staggered dates through 2010, including one agreement that expires in the next 12 months and covered 22 employees at our Toronto, Canada facility as of December 31, 2004. We are currently in negotiations to renew this union contract. An arbitration hearing is scheduled for March 11, 2005. If we are unable to renegotiate the contract at that time, the union can strike and we may be required to lock-out union employees beginning on March 12, 2005. If such a lock-out occurs, our management has a contingency plan to ensure that operational disruptions are minimized and customers’ needs are met without significant delay. Nonetheless, a work stoppage at one of our facilities that lasts for a significant period of time could cause us to lose sales, incur increased costs and adversely affect our ability to meet customers’ needs.

Our ability to consummate a change of control transaction could be hampered by the consequences it triggers under our debt instruments, including the required repurchase of our 9 3/4% senior secured notes and the possible acceleration of repayment of our domestic credit facility.

If in the future we experience a “change of control” as defined under the indenture for our 9 3/4% senior secured notes, we are required to make a “change of control offer,” to purchase all of our 9 3/4% senior secured notes issued and then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued interest thereon, as of the date of purchase. Any change of control under the indenture also would constitute a default under our domestic credit facility pursuant to which the lenders under our credit facility could accelerate and require immediate payment of all of the then outstanding obligations under our credit facility.

If in the future we experience a change of control, it is likely that we would be unable to repay all of our obligations under our domestic credit facility, our 9 3/4% senior secured notes and any other indebtedness that might become payable upon the occurrence of the change of control. Accordingly, it is likely that a prospective acquiror of all or substantially all of our assets or of more than 50% of our common stock would, in order to avoid the occurrence of a default under our indebtedness, either fund our purchase of the notes tendered in the change of control offer or seek to refinance our notes, and credit facility and other indebtedness. Such funding or refinancing may have the effect of delaying, deferring or preventing such an acquisition.

If the merger and financial restructuring and the public offering result in an ownership change, the availability of certain tax benefits for us will be adversely affected and our tax liability may increase.

We had net operating loss carryforwards, or NOLs, available for U.S. federal income tax purposes of $20.4 million as of December 31, 2004. In addition, significant additional NOLs may be generated as a result of our operations and the repayment of the Holding notes with the proceeds of the public offering. However, Holding will likely not be permitted an interest deduction for U.S. federal income tax purposes for accrued but previously non-deductible interest on the Holding notes to the extent that these notes are retired with our stock. We expect that the merger and financial restructuring and the public offering will result in an ownership change within the meaning of Section 382 of the Internal Revenue Code. As a result of such ownership change, there will likely be specific limitations on our ability to use our NOLs from periods prior to the merger and financial restructuring and the public offering. This could result in an increase in our U.S. federal income tax liability in future taxable periods, which could adversely affect our cash flow from operations.

Holding may recognize cancellation of indebtedness income as a result of the merger and financial restructuring and the public offering, which may adversely affect the availability of certain tax benefits for us.

If the fair market value of the EMJ common stock and cash that is issued to retire the Holding notes is less than the amount of such indebtedness (including accrued interest) that is retired, Holding may recognize taxable “cancellation of indebtedness” income to the extent of this shortfall. Available NOLs may be utilized to offset such cancellation of indebtedness income. However, even if any cancellation of indebtedness income is fully offset by available NOLs, a tax liability may still result for alternative minimum tax purposes. Any NOLs used to offset cancellation of indebtedness income would be unavailable to offset our future operating income.

We are subject to various environmental and employee safety and health regulations, which could subject us to significant liabilities and compliance expenditures.

We are subject to extensive federal, state and local environmental laws and regulations concerning air emissions, wastewater discharges, underground storage tanks and solid and hazardous waste disposal at or from our facilities. Our operations are also subject to various employee safety and health laws and regulations, including those concerning occupational injury and illness, employee exposure to hazardous materials and employee complaints. Environmental and employee safety and health regulations are comprehensive, complex and frequently changing. Some of these laws and regulations are subject to varying and conflicting interpretations. We may be subject from time to time to administrative and/or judicial proceedings or investigations brought by private parties or governmental agencies with respect to environmental matters and employee safety and health issues. For example, there are currently remediation and/or investigation activities at certain former facilities where soil and/or groundwater contamination is present, and we have been notified of a potential claim relating to possible off-site contamination of river sediments from one of these facilities, which is our former Forge facility located in Seattle, Washington. As of December 31, 2004, we accrued approximately $0.3 million with respect to the Forge facility for expected environmental investigation and remediation costs in fiscal 2005 for compliance and sampling work in connection with an Administrative Order of Consent (AOC) that we executed at the request of the United States Environmental Protection Agency. We have also accrued $0.5 million for clean-up and monitoring activities we have agreed to undertake at our former facility at Clinton Drive in Houston, Texas. These amounts may not be sufficient to cover our costs under the AOC or our agreement with the current owners of the Houston facility or other costs or liabilities that may arise in the future in connection with the Forge facility or the Houston facility.

We also entered into (1) a funding and participation agreement with the current owners of the Forge facility that requires us to fund 85% of the costs incurred in connection with the investigation activities to be performed under the AOC and (2) an agreement with the current owners of the Houston facility to indemnify the owners for pre-existing environmental issues at the Houston facility based on Texas Commission for Environmental Quality industrial/ commercial standards. We do not carry environmental insurance coverage. Proceedings and investigations with respect to environmental matters and any employee safety and health issues could result in substantial costs to us, divert our management’s attention and result in significant liabilities, fines or the suspension or interruption of our service center activities. Some of our current properties are located in industrial areas with histories of heavy industrial use. The location of these properties may require us to incur expenditures and to establish environmental liabilities for costs that arise from causes other than our operations. Future events, such as changes in existing laws and regulations or their enforcement, new laws and regulations or the discovery of conditions not currently known to us, could create material compliance or remedial liabilities and costs which may constrain our operations or make such operations more costly.

Our operating results have fluctuated, and are expected to continue fluctuating, depending on the season, and such fluctuations may adversely affect our stock price.

Many of our customers are in seasonal businesses, including customers in the construction equipment and agricultural industries. In addition, our revenues in the months of July, November and December traditionally have been lower than in other months because of increased vacation days and holiday closures for various customers. Consequently, you should not rely on our results of operations during any particular quarter as an indication of our results for a full year or any other quarter. In addition, if analysts and investors inaccurately estimate our results of operations in one or more future quarters and our operating results fall below expectations, our stock price may decline.

The beneficial effects of our company owned life insurance policies will decline in future years as the insured employees die and the value of the remaining policies decreases.

EMJ currently benefits from the net after-tax cash flow effects of its company owned life insurance policies derived from borrowings against the insurance policies, death benefit proceeds and deductibility of interest payments on the insurance policy loans. Based on actuarial analysis, we expect the value of the net benefit to us will begin to decline in 2035 as the number of insured employees who have died increases and aggregate value of the remaining policies decreases.

Risks relating to our indebtedness

Our substantial indebtedness could impair our financial condition and reduce the funds available to us for other purposes and our failure to comply with the covenants contained in our debt instruments could result in an event of default that could adversely affect our operating results.

We are, and after the merger and financial restructuring and the public offering will continue to be, highly leveraged and have substantial debt service obligations. As of December 31, 2004, on a pro forma basis assuming consummation of the merger and financial restructuring and the public offering, our total consolidated debt would have been approximately $346.7 million. Our substantial indebtedness could adversely affect us in the following ways:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;

•	a significant portion of our cash flow from operations must be dedicated to the payment of interest and principal on our debt (including the maturity of our credit facility in 2006), which reduces the funds available to us for our operations or other purposes;

•	some of our debt is, and will continue to be, at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates;

•	because we may be more leveraged than some of our competitors, our debt may place us at a competitive disadvantage;

•	our leverage will increase our vulnerability to economic downturns and limit our ability to withstand adverse events in our business by limiting our financial alternatives; and

•	our ability to capitalize on significant business opportunities and to plan for and respond to competition and changes in our business may be limited.

Our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants that limit our ability to incur additional debt, including to finance future operations or other capital needs, and to engage in other activities that we may believe are in our long-term best interests, including to dispose of or acquire assets. Our failure to comply with these covenants may result in an event of default which, if not cured or waived, could accelerate the maturity of our indebtedness or prevent us from accessing availability under our domestic credit facility. If our indebtedness is accelerated, we may not have sufficient cash resources to satisfy our debt obligations and we may not be able to continue our operations as planned.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our annual debt service obligations until March 3, 2010, when our domestic credit facility is expected to mature, will be primarily limited to interest payments on our 9 3/4% senior secured notes, our domestic credit facility, our industrial revenue bonds and principal payments on our industrial revenue bonds. The principal payments on our outstanding industrial revenue bonds are approximately $1.2 million in fiscal 2006, $0.7 million in fiscal 2007 and $2.2 million in the aggregate thereafter through fiscal 2010. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. For example, we may not generate sufficient cash flow from operations to repay our domestic credit facility when it matures in fiscal 2010 or our 9 3/4% senior secured notes when they mature in fiscal 2013. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we expect to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We may not be able to consummate any such transaction at all or on a timely basis or on terms, and for proceeds, that are acceptable to us. Furthermore, these transactions may not be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to timely refinance our obligations on acceptable terms, could adversely affect our ability to serve our customers and could cause us to discontinue our operations as planned. Our domestic credit facility is secured by a first priority lien on all of our domestic inventory and accounts receivable. Our ability to refinance our 9 3/4% senior secured notes or seek additional financing could be impaired as a result of this security.

OTHER FACTORS TO CONSIDER

If the merger and financial restructuring is not approved by Holding’s stockholders or otherwise is not consummated, the compounding interest of the Holding notes and the compounding dividends on the series A preferred stock and the series B preferred stock will continue to grow, which, in turn, may have a negative effect on the value of Holding’s equity securities, particularly the Holding common stock.

Presently, the Holding notes accumulate interest at 18% per annum, compounded annually, and the aggregate principal amount of this indebtedness as of September 29, 2004 was approximately $257,100,000. The series A preferred stock accumulates dividends at the rate of 18% per annum and provides that dividends are not declared unless Holding is able to pay such dividends in cash. To date, no dividends have been declared and the aggregate value of the series A preferred stock issued and outstanding as of the record date was approximately $47,000,000, including accumulated dividends through September 29, 2004. The series B preferred stock accumulates dividends at rates between 15 1/2% per annum and 19 1/2% per annum, paid quarterly. Dividends have been paid through the issuance of additional shares of series B preferred stock. The aggregate value of the series B preferred stock issued and outstanding as of the record date was approximately $27,900,000, including accumulated dividends through September 29, 2004. Unless measures are taken to reduce or eliminate the accretion of interest and dividends on the Holding notes, the series A preferred stock and series B preferred stock, through either a restructuring transaction similar to that contemplated by the merger and financial restructuring, a refinancing or a strategic transaction, notwithstanding EMJ’s strong financial performance in fiscal year 2004 and so far in fiscal year 2005, the net income of EMJ may not be sufficient to overcome the adverse impact of the accumulating interest and dividends on the value of Holding’s equity securities.

In addition, if the merger and financial restructuring and the public offering are not consummated and other acceptable financial restructuring or strategic transaction alternatives are not available: (1) the equity incentives of EMJ’s management would be rendered ineffective due to the diminution in value of Holding’s equity securities, (2) EMJ’s ability to attract and retain employees might be reduced due, in particular, to a deterioration in the value of their retirement savings as a consequence of the diminution in value of Holding’s equity securities and (3) there would be misalignment of employee incentives because of differences in the allocation of common stock, series A preferred stock and series B preferred stock among EMJ’s employees based on historical factors without regard to responsibility or performance (see “The Merger and Financial Restructuring — Recommendation of the Special Committee” at page 52).

THE AMENDED CONSENT ORDER

In March 2002, the DOL filed suit against EMJ, Holding, the stock bonus plan and former members of our benefits committee alleging that the valuations of Holding’s common stock used to make contributions to the stock bonus plan for plan years 1994 to 2000 contained significant errors resulting in the common stock contributed to the stock bonus plan in those years being overvalued.

On January 27, 2003, a settlement agreement, or consent order, was reached among the parties that included the following provisions: (1) Holding was prohibited from making further common stock contributions to the stock bonus plan until its common stock became publicly traded; (2) Holding was required to continue to obtain annual appraisals using methodologies consistent with prior appraisals and to use such appraised values as the purchase price for repurchases of common stock as was done in the past; and (3) if the annual appraised value of Holding common stock was less than $4.25 per share, Holding was required to repurchase shares of Holding common stock from departing employees at a price of $4.25, known as the floor price guaranty, with respect to those shares that were originally contributed to the stock bonus plan for the plan years 1994-2000.

In late February 2004, after EMJ initially filed the registration statement, of which this proxy statement/prospectus is a part, with the Commission on January 13, 2004, the DOL requested meetings with Wells Fargo

Bank, N.A., the trustee of the stock bonus plan, and the benefits committee to review their procedures in connection with their respective evaluations of the initially proposed terms of the merger and financial restructuring and other strategic alternatives, as well as compliance of the initially proposed transaction with the provisions of the consent order. However, the DOL review of the transaction resulted in delays that, combined with other transactional requirements, precluded the consummation of the merger and financial restructuring on the terms originally proposed, and in May 2004, the legal counsel of the benefits committee advised the DOL and the stock bonus plan trustee that the special committee and the benefits committee had reached that conclusion.

In its review, the DOL urged the benefits committee to consider changes to the merger and financial restructuring that would eliminate on a going-forward basis the valuation methodology that was agreed upon in the DOL consent order. In response, the special committee, the benefits committee and their respective advisors held various discussions over the next several months to develop an alternative transaction similar to the initially proposed merger and financial restructuring that would also eliminate on a going-forward basis the valuation methodology that was agreed to in the DOL consent order, and reviewed the alternative transaction with Kelso to determine that it would be acceptable to it. Representatives of the special committee and the benefits committee then presented the alternative transaction proposal to the DOL. On August 18, 2004, the benefits committee proposed to the DOL an amendment to the consent order that would eliminate on a going-forward basis the valuation methodology that was agreed to in the consent order. Representatives of Holding and EMJ indicated that they intended to pursue a merger and financial restructuring and public offering as described in this proxy statement/prospectus, but that consummation of such a transaction would not be a condition to amending the consent order. See “The Merger and Financial Restructuring—The Background of the Merger and Financial Restructuring.”

Holding and the benefits committee agreed with the DOL to amend the consent order that settled the DOL litigation, and an amended consent order was entered by the court on January 3, 2005. The amendment provides that:

•	to the extent that the stock bonus plan is required to obtain appraisals after the date of the amended consent order, the appraisals will be prepared in accordance with generally accepted appraisal principles and the stock bonus plan will no longer be required to use the appraisal methodology that historically had been employed, which as of March 31, 2004 resulted in an appraised value of $13.76 per share of Holding common stock;

•	after the date of the amended consent order, all repurchases of Holding common stock from stock bonus plan participants who elect to put shares of Holding common stock to Holding or to sell shares of Holding common stock to Holding in connection with diversification of their account will be at an appraised value based on the new methodology, which as of March 31, 2004 resulted in an appraised value of $7.80 per share of Holding common stock;

•	the floor price guaranty was reduced from $4.25 to $2.15 per share to reflect the changes in the appraisal methodology and the effect of the special contribution, and after the date of a reorganization or similar event, such has the merger and financial restructuring, the floor price guaranty will cease; and

•	upon completion of the merger and financial restructuring and the public offering, the shares of common stock held by the stock bonus plan will no longer be valued by appraisal and the participants will cease to have the right to put shares of Holding common stock to Holding or EMJ.

In order to offset the change of the appraisal methodology as a result of the amended consent order, Holding has decided to implement a program to make a special contribution of additional shares of Holding common stock or common stock equivalents to (1) the stock bonus plan, (2) a supplemental stock bonus plan and (3) a cash bonus plan. Holding has committed to make a special contribution of 1.0817 shares of Holding common stock or its equivalent with respect to each share of Holding common stock held by the stock bonus plan. This amount is equal to (a) the difference between the appraised value as of March 31, 2004 using the old methodology and the appraised value as of March 31, 2004 using the new methodology, divided by (b) the appraised value as of March 31, 2004 using the new methodology, adjusted for the dilutive effect of such contribution. After giving effect to the special contribution, the stock bonus plan participants holding Holding common stock will continue to have shares of Holding common stock with the same aggregate value, notwithstanding the change in valuation methodology, which otherwise would have had the effect of reducing the aggregate value of their equity interests. As of January 12, 2005, there were 2,454,119 shares of Holding common stock in the stock bonus plan eligible for the special contribution. The special contribution will consist of 2,461,547 shares of Holding common stock or its equivalent and cash bonuses paid through the new cash bonus plan of $1,056,465 in the aggregate to participants who are no longer employed by EMJ. We charged approximately $17.3 million in the aggregate to expenses for the third quarter of fiscal 2005 with respect to our commitment in December 2004 to make the special contribution.

To ensure compliance with the Internal Revenue Code and ERISA requirements, the first contribution will be made after the completion of the plan year ending March 31, 2005. Due to certain Internal Revenue Service rules limiting the amount of contributions that can be made in a single year, the contributions will be made over two years, and affected participants who are no longer employed by EMJ may have to receive at least part of the program benefits in cash payments outside the stock bonus plan. Holding has adopted an amendment to the stock bonus plan that provides for stock contributions for the plan years ending March 31, 2005 and March 31, 2006. To the extent legally permissible, each participant will receive 1.0817 additional shares of Holding common stock for each share of Holding common stock which remained in their account as of the date of the amended consent order. Other Internal Revenue Service rules limit contributions that discriminate in favor of highly compensated employees. To the extent participants do not receive their full allocation under the stock bonus plan over the two years, the program benefits will be provided under a cash bonus plan or through credits of units under a phantom stock plan called the supplemental stock bonus plan. The program has been designed to ensure that each participant will receive the equivalent value of their allocation of the special contribution determined as of the date of the amended consent order, whether or not they continue to be employed by EMJ or continue to be a plan participant.

If the merger and financial restructuring and the public offering are consummated, EMJ will assume Holding’s obligations under all aspects of the program and the stock contributions will be made in EMJ common stock.

THE MERGER AND FINANCIAL RESTRUCTURING

The Background of the Merger and Financial Restructuring

Holding and EMJ were formed in a transaction completed in May 1990. A total of approximately $475 million was required to consummate the transaction, of which approximately $125 million was financed by equity investments in Holding and the balance was financed with indebtedness incurred by EMJ. During the period since 1990, Holding has become progressively more leveraged. Upon completion of the transaction in May 1990, Holding’s capitalization was as follows:

Security	No. of Shares	Aggregate Value of Stock
Common stock, $0.01 par value at a purchase price of $10.00 per share	9,815,000	$98,150,000
Series A preferred stock, $0.01 par value at a purchase price of $100.00 per share	247,570	$24,757,000

In addition, EMJ issued $75.0 million in aggregate principal amount of its variable rate subordinated notes to KIA IV. The notes had an interest rate of 14% per annum, payable in cash every six months. In September 1990, Holding completed an offering of 338,000 shares of its common stock at $10.00 per share primarily to employees of EMJ. In October 1990, KIA IV exchanged $20.0 million in principal amount of EMJ’s variable rate subordinated notes for 2.0 million newly issued shares of Holding common stock.

In December 1991, Holding created the series B preferred stock and contributed 6,567 shares to Holding’s stock bonus plan. An additional 6,687 shares and 5,287 shares of series B preferred stock were contributed to Holding’s stock bonus plan in December 1992 and August 1993, respectively.

In March 1993, Holding and EMJ were restructured and EMJ’s variable rate subordinated notes were exchanged for the Holding notes. After completion of this transaction, as of March 31, 1993, Holding’s capitalization was as follows:

Security	Aggregate Value of Securities
Holding notes	$55,000,000
Series A preferred stock, 247,546 shares, having an appraised value of $120.18 per share, as of March 31, 1993	$29,750,000
Series B preferred stock, 16,600 shares, having an appraised value of $1,000 per share, as of March 31, 1993	$16,600,000
Common stock, 15,462,676 shares, having an appraised value of $8.06 per share, as of March 31, 1993	$124,629,000

Since March 31, 1993, the balances of Holding’s securities have changed as follows:

•	The Holding notes have accumulated interest at 18% per annum, compounding semi-annually. A cash interest payment of $41.3 million was made in May 1998. In addition, a cash interest payment of $25.3 million was made in June 2003. All other interest payments have been paid by issuing additional Holding notes.

•	The series A preferred stock accumulated dividends at the rate of 13% per annum from May 3, 1990 through December 31, 2002 and thereafter at 18% per annum. Since March 31, 1993, Holding has repurchased 189,973 shares of series A preferred stock. The series A preferred stock provides that dividends are not declared unless Holding is able to pay the dividend in cash. No dividends have been declared. Therefore, dividends have accumulated and are reflected in the appraised value.

•	The series B preferred stock accumulated dividends at rates between 15 1/2% per annum and 19 1/2% per annum, paid quarterly. Dividend payments have been paid through the issuance of additional shares of series B preferred stock. Since March 31, 1993, Holding has repurchased 39,196 shares of series B preferred stock.

•	Holding has contributed approximately 4,162,000 shares of common stock to Holding’s stock bonus plan and repurchased approximately 4,880,000 shares of common stock from departing employees.

The resulting Holding capital structure at March 31, 2003 was as follows:

Security	No. of Shares	Aggregate Amount/ Appraised Value
Holding senior notes	—	$196,715,000
Series A preferred stock, having an appraised value of $607.51 per share as of March 31, 2003	65,641	$39,878,000
Series B preferred stock, having an appraised value of $1,000 per share as of March 31, 2003	27,081	$27,081,000
Common stock, having an appraised value of $5.46 per share as of March 31, 2003	11,636,844	$65,537,000

The compounding interest on the Holding notes and the compounding dividends on the series A preferred stock and series B preferred stock led our management to explore ways to create a simpler Holding capital structure without accreting securities. The amount of the Holding notes, series A preferred stock and series B preferred stock and the financial performance of EMJ until the beginning of 2004, limited Holding’s available options to refinance or otherwise alter the Holding capital structure.

From time to time, Mr. Nelson discussed Holding’s capital structure with representatives of Kelso. Among other things, Mr. Nelson expressed his concern about the adverse effect of the significant interest and dividend obligations of Holding on the value of the Holding common stock. Mr. Nelson and representatives of Kelso continued to discuss Holding’s capital structure and the alternatives available to change the structure or otherwise mitigate the effects of the accreting interest and dividends on the Holding common stock. These discussions were complicated by separate ongoing negotiations with the Department of Labor relating to their investigation of the stock bonus plan.

On March 8, 2002, the Department of Labor broke off settlement discussions and filed suit against EMJ, Holding, the stock bonus plan and members of the benefits committee. The lawsuit alleged that the valuations of Holding’s common stock used to make contributions to the stock bonus plan for plan years 1994 to 2000 contained significant errors resulting in the common stock contributed to the stock bonus plan in those years being overvalued.

In May 2002, we completed a refinancing of substantially all of EMJ’s operating company indebtedness. In connection with the refinancing, we paid a dividend of $25.0 million to Holding for the purpose of paying a portion of the Holding notes. In connection with the refinancing, KIA IV, as holder of the Holding notes, agreed to extend the maturity of the Holding notes from June 30, 2008 to June 30, 2013, and Mr. Nelson and Kelso agreed to explore restructuring alternatives for Holding after completion of that refinancing. The application of the dividend was subsequently deferred until June 30, 2003, when it was applied to the payment of interest on the Holding notes.

In July 2002, Kelso asked Wachovia Securities to meet with our senior management and review Holding’s capital structure and evaluate strategic alternatives. Wachovia Securities agreed on the understanding that Wachovia Securities would not be engaged by Kelso or Holding and would not be compensated for the work, but that Wachovia Securities would be considered for any future work involving a financial restructuring or other strategic alternatives for Holding. Prior to that time, Wachovia Securities had not provided any services to or with respect to EMJ or Holding.

On August 5, 2002, Wachovia Securities met with Messrs. Nelson, McCaffery and Johnson of Holding and Mr. Conley of Katten Muchin Zavis Rosenman, or KMZR, Holding’s legal counsel. Mr. Sanders of Wachovia Securities discussed his background, his past involvement in other transactions with Kelso and his understanding that he had been asked to discuss with management their concerns about Holding’s capital structure, to review the financial condition of Holding and to evaluate the strategic alternatives available to Holding. As part of this discussion, Mr. Sanders disclosed that, prior to July 2002 when Wachovia Securities first was asked to meet with our senior management and review Holding’s capital structure and evaluate strategic alternatives, Wachovia Securities and its various predecessor firms were engaged to provide advisory services to two companies owned or controlled by Kelso or its affiliates and unaffiliated with EMJ or Holding (other than through Kelso ownership). He also disclosed that Wachovia Securities and its various predecessor firms and affiliates had acted as lenders to companies owned or controlled by Kelso or its affiliates prior to that date, none of which was affiliated with EMJ or Holding (other than through Kelso ownership). Mr. Sanders also discussed his personal, historical involvement with Kelso, including, while still in private legal practice, prior to his joining Wachovia Securities, providing services to and sitting on the boards of directors of three Kelso portfolio companies.

In September 2002, Wachovia Securities met and discussed their analysis with representatives of Kelso. Wachovia Securities made the following observations:

•	Wachovia Securities’ valuation of Holding noted the potential for an adverse impact on equity values of Holding due to the accretion of the Holding notes and the series A preferred stock and series and B preferred stock;

•	Wachovia Securities noted that management had expressed apprehension that declining equity values could cause employees to leave the Company;

•	Continued operation under the current capital structure would not resolve concerns about Holding’s equity value without significant improvement in operating company performance above current forecasts;

•	Wachovia Securities’ view that there did not appear to be any opportunity for a sale of the Company or a strategic combination at that time that would yield a valuation of Holding that would be acceptable to the various constituencies of Holding;

•	Wachovia Securities’ view that without a financial restructuring (1) access to the markets for public offerings was still very limited in general and that the outlook for the metals industry in particular was very uncertain, (2) a public offering at a valuation that would be acceptable to the various constituencies of Holding, and not dilutive of existing holders, was not feasible, and (3) it was unlikely that the proceeds of a public offering would be sufficient to redeem the Holding notes and the series A preferred stock and series and B preferred stock; and

•	A financial restructuring could facilitate other strategic alternatives.

In September 2002, we asked our legal counsel to outline the approval requirements and practical obstacles to a financial restructuring, and to review the issues with Kelso.

In December 2002, Holding and the Department of Labor resumed settlement negotiations, leading to a settlement agreement, or consent order, on January 27, 2003 that included the following provisions:

•	Holding was prohibited from making further common stock contributions to the stock bonus plan until its common stock becomes publicly traded;

•	Holding was required to obtain annual appraisals using methodologies consistent with prior appraisals and to use such appraised values as the purchase price for repurchases of common stock as was done in the past; and

•	If the annual appraised value of Holding common stock was less than $4.25 per share, Holding was required to repurchase shares of Holding common stock from departing employees at a price of $4.25, known as the floor price guaranty, for shares that were originally contributed to the stock bonus plan for the plan years 1994-2000.

In April 2003, Mr. Nelson met Mr. Sanders and outlined to him an alternative proposal for the repurchase of the capital stock held by Holding’s stock bonus plan and all other employee-owned Holding capital stock at a discounted price. Subsequently, senior management forwarded the proposal to Kelso for its review. The proposal stipulated that the funds for the purchase could come from the $25.0 million dividend to Holding in 2002 and additional borrowings of $35.0 million under our credit facility, subject to receipt of necessary consents. Shortly thereafter, Kelso advised Mr. Nelson that Kelso did not believe the proposal was practicable. Kelso also stated that it was engaged in continuing internal discussions as to the advisability of a Holding financial restructuring.

Company management and Kelso continued discussions regarding a financial restructuring from April through July 2003.

On July 29, 2003, at a meeting of the Holding board of directors, Mr. Nickell stated that Kelso was prepared to engage in negotiations for a financial restructuring. The Holding board of directors then formed a special committee of independent directors to develop, consider, evaluate and negotiate a financial restructuring, and to consider and evaluate other strategic alternatives for Holding. After considering the qualifications and relationships of Holding’s directors with Kelso, the Holding board appointed Mr. Nelson and Mr. Mason to serve on the special committee. The Holding board of directors also authorized the benefits committee to coordinate efforts with the trustee of Holding’s stock bonus plan to consider, evaluate and negotiate a recapitalization, restructuring or other strategic alternative on behalf of the stock bonus plan.

On August 27, 2003, the special committee met with and engaged KMZR as legal counsel. In making its selection of counsel, the special committee considered the firm’s experience in similar transactions, its familiarity with Holding and EMJ and the provisions of our indebtedness and the Holding notes, equity securities and stock bonus plan and KMZR’s familiarity with management and management’s concerns about the capital structure.

After considering proposals from Wachovia Securities and one other investment banking firm, the special committee selected Wachovia Securities to serve as its financial advisor in connection with a possible financial restructuring of Holding. When making the proposal for Wachovia Securities, Mr. Sanders disclosed that, prior to July 2002 when Wachovia Securities first was asked to meet with our senior management and review Holding’s capital structure and evaluate strategic alternatives, Wachovia Securities and its various predecessor firms were engaged to provide advisory services to two companies owned or controlled by Kelso or its affiliates and unaffiliated with EMJ or Holding (other than through Kelso ownership). He also disclosed that Wachovia Securities and its various predecessor firms and affiliates had acted as lenders to companies owned or controlled by Kelso or its affiliates prior to that date, none of which was affiliated with EMJ or Holding (other than through Kelso ownership). Mr. Sanders also discussed his personal, historical involvement with Kelso, including, while still in private legal practice, prior to his joining Wachovia Securities, providing services to and sitting on the boards of directors of three Kelso portfolio companies. The members of the special committee expressed a number of reasons for their determination, including Wachovia Securities’ familiarity with the capital structure of Holding and its problems, Wachovia Securities’ familiarity with management and its concerns about the capital structure, Wachovia Securities’ experience in dealing with Kelso on behalf of adverse parties in other situations, and the experience of the Wachovia Securities team in similar financial restructuring transactions.

On September 17, 2003, Messrs. Mason, McCaffery and Johnson met with Wachovia Securities and KMZR to review Wachovia Securities’ preliminary analysis of Holding’s financial condition, the strategic alternatives and a financial restructuring plan. Representatives of Wachovia Securities specifically reviewed the strategic alternatives potentially available to the Company other than a financial restructuring. Wachovia Securities identified a variety of factors to be considered by the Company in evaluating potential strategic alternatives, including valuation, liquidity, certainty and the potential for Holding stockholders to participate in future growth or appreciation of equity value. Wachovia Securities evaluated alternatives based on a wide range of valuations for the Company using a variety of valuation methodologies.

Wachovia Securities first evaluated the possibility of a public offering of equity securities. They observed that, at that time, access to the markets for public offerings was still very limited in general, and that the outlook for the metals industry was particularly uncertain. Wachovia Securities believed that a public offering at a valuation that would be acceptable to the various constituencies of Holding would not be feasible given then current and anticipated market conditions. In addition, it was unlikely that the proceeds of a public offering would be sufficient to pay off the Holding notes, the series A preferred stock and the series B preferred stock in full. The ability to effect a common stock public offering at a satisfactory valuation would be adversely affected by the presence in the post-offering capital structure of outstanding Holding notes, the series A preferred stock and the series B preferred stock.

Wachovia Securities then addressed the prospects for a strategic combination or other sale of the Company. Wachovia Securities identified several potential strategic partners and presented an evaluation of the prospects of consummating a transaction with each of them. Wachovia Securities noted that there did not appear to be any opportunity for a sale of the Company or a strategic combination at that time that, in their view, would yield a valuation of Holding that would be acceptable to various constituencies of Holding. Wachovia Securities also analyzed the financing capacity of potential candidates to acquire Holding. Wachovia Securities concluded that, at that time, based on publicly available information and additional information proprietary to Wachovia Securities, the most likely acquiring parties would not be interested in a transaction involving EMJ. Wachovia Securities arrived at this conclusion after consulting with its personnel who were in regular contact with metal service center companies. Among the reasons Wachovia Securities reached this conclusion were the following: (1) no potential acquiring party had approached EMJ management or Kelso regarding a potential transaction, despite the knowledge in the industry that EMJ was majority owned by Kelso, a private equity group, and would therefore be receptive to serious acquisition proposals, (2) the universe of potential strategic acquirers was limited because of the small number of companies involved in the metal service center industry with the size and financial capacity to acquire EMJ, and the financial condition and/or strategic direction of those companies that seemed to be likely candidates did not appear to be consistent with either a common stock or a cash acquisition of the magnitude necessary for EMJ, (3) the universe of potential financial sponsor acquirers was limited by the leverage constraints in the market which, in conjunction with EMJ’s already high level of debt, would likely prohibit valuation levels that the Holding’s board of directors would find acceptable, and (4) the capital structure of EMJ presented structural complexities which could adversely affect the valuation of EMJ by any potential acquiror or strategic partner. In addition, Wachovia Securities believed that potential acquisition candidates would be unlikely to find sufficient financing to pay a significant portion of the purchase price in cash. Based on the special committee’s evaluation of the materials and analysis provided by Wachovia Securities, the special committee determined that it should continue to work toward a financial restructuring transaction.

On September 18, 2003, a meeting was scheduled with the trustee of the stock bonus plan to brief the trustee on the contemplated financial restructuring transaction. On September 22, 2003, the trustee informed the representatives of the special committee that because the trustee would be directed by the stock bonus plan participants or the benefits committee of the stock bonus plan in connection with the approval of such a transaction, the trustee would not be making any discretionary decisions as to the desirability of any transaction. Accordingly, it was not necessary to involve the trustee with respect to the structuring and negotiation of the terms of the financial restructuring.

After consultation with its legal advisors, the special committee determined that it would recommend to Holding’s benefits committee that the benefits committee engage a financial advisor to assist it in considering, evaluating and negotiating the terms of the financial restructuring on behalf of the stock bonus plan.

On October 2, 2003, after receiving a presentation from Duff & Phelps, LLC, the benefits committee selected Duff & Phelps to serve as its financial advisor. Duff & Phelps indicated it had been engaged from time to time to perform valuation work for certain Kelso portfolio companies. The benefits committee expressed its desire to work with Duff & Phelps for a number of reasons, including Duff & Phelps’ familiarity with Holding, the stock bonus plan and the benefits committee from its work in the DOL litigation, Duff & Phelps’ detailed understanding of the past appraisals of Holding and its capital stock, and Duff & Phelps’ extensive experience in dealing with ESOPs, stock bonus plans and the special ERISA issues affecting those plans.

On October 13, 2003, Wachovia Securities met with the special committee, Messrs. McCaffery and Johnson, Duff & Phelps and the legal counsel to the special committee to make a presentation outlining their analysis of the financial condition of Holding, the alternatives available to Holding to deal with Holding’s capital structure and a proposal for a financial restructuring.

Wachovia Securities and the members of the special committee considered general objectives of a financial restructuring proposal from the perspective of the special committee and its constituencies, principally the employee stockholders of Holding, including the following:

•	to treat the employee stockholders fairly and provide them with the best available opportunity for preserving current value without sacrificing the opportunity for future appreciation;

•	to align incentives for management and employees with other stockholders and to provide an equity incentive for employees;

•	to be cognizant of the fact that the vast majority of the employee ownership is in a retirement savings plan; and

•	to recognize that the current capital structure is likely to adversely affect preferred and common equity value.

The special committee and its advisors also considered the competing priority claims arising from KIA IV’s ownership of the Holding notes and the employee put rights under the Holding stockholders agreement and the stock bonus plan and the need to balance those claims to achieve an effective compromise.

As a result of discussions with its advisors, the special committee developed a financial restructuring proposal in which all securityholders would receive common stock of EMJ at the most recent appraised value of $5.46 per share, without any additional consideration being allocated for interest and dividend accruals since March 31, 2003. The special committee also stated that any transaction should afford employees the opportunity to quit or retire and resell their stock to EMJ at the March 31, 2003 valuation and that the floor price guaranty from the consent order be continued.

Duff & Phelps observed that the proposal would be most favorable to the holders of Holding common stock, which included many employee stockholders, but noted that Kelso was the owner of approximately two-thirds of the common stock on a fully diluted basis. The proposal would be least favorable to the holders of the Holding notes, the series A preferred stock and the series B preferred stock. Duff & Phelps indicated that they would complete their valuation due diligence and evaluate the proposal as outlined and provide comments and suggestions.

On October 17, 2003, representatives of Duff & Phelps met with Messrs. Nelson, McCaffery and Johnson for diligence purposes and to discuss their views of the proposal with them as members of the benefits committee.

On October 21, 2003, the special committee met with its financial and legal advisors, Messrs. McCaffery and Johnson and representatives of Duff & Phelps to receive and discuss comments. Duff & Phelps said that they were generally supportive of the special committee’s proposal, but suggested that stock bonus plan participants be entitled to a floor price guaranty of $5.46 for the put rights applicable to the shares of EMJ common stock received by stock bonus plan participants as merger consideration in exchange for their series A and B preferred stock.

After discussing the proposal with its advisors, the special committee directed Wachovia Securities to make a proposal to Kelso as follows:

•	all securities of Holding outstanding upon completion of the merger and financial restructuring would be exchanged for or converted into common stock of EMJ using the appraised value of $5.46 per share of the common stock of Holding as of March 31, 2003 to calculate the number of shares of EMJ common stock to be issued;

•	a floor price guaranty of $5.46 that would apply if participants in the stock bonus plan exercised their put rights following a termination of employment with respect to the shares of EMJ common stock issued to the stock bonus plan as merger consideration in exchange for shares of preferred stock of Holding; and

•	voluntary continuation of the floor price guaranty with respect to shares of EMJ common stock issued to the stock bonus plan as merger consideration in exchange for the shares of common stock of Holding contributed to the stock bonus plan for plan years 1994-2000, as provided in the consent order in the litigation involving the DOL, and continued use of the same methodology in future appraisals prepared for the stock bonus plan.

After the meeting, the benefits committee met to review the proposal. The benefits committee unanimously (except for Mr. Hoffman who was absent) supported the proposal.

On October 21, 2003, Wachovia Securities submitted the special committee’s proposal to Kelso. On October 22, 2003, Kelso responded to the proposal and indicated that they would be willing to agree to a financial restructuring that resulted in all of Holding’s securities, including the Holding notes, being converted into EMJ common stock based on a price of $5.46 per share, but that they would not agree to a floor price applicable to put rights for the EMJ common stock issued to the stock bonus plan in exchange for shares of Holding’s series A preferred stock and series B preferred stock.

Between October 22, 2003 and November 3, 2003, the special committee and Kelso negotiated over alternative formulations for a floor price applicable to puts by stock bonus plan participants of shares of EMJ common stock received as merger consideration for shares of Holding series A preferred stock and series B preferred stock. On November 3, 2003, the special committee proposed to Kelso that a floor price guaranty of $5.46 per share of EMJ common stock be available to the former holders of the series A preferred stock and the series B preferred stock only until March 31, 2005. If a participant in the stock bonus plan terminated his employment on or prior to March 31, 2005, the purchase price for the common stock issued as merger consideration for the Holding preferred stock would be the greater of the applicable appraised value and $5.46 per share.

On November 6, 2003, Kelso advised the special committee and its advisors that it had been approached by an investment banking firm that was interested in evaluating the feasibility of a high-yield debt financing that would partially refinance the Holding notes. Kelso advised that the investment banking firm was reviewing the appropriateness of refinancing transactions on behalf of several of Kelso’s portfolio companies given the then-current availability of high-yield financing. Kelso asked management and counsel to consider the feasibility of such a transaction. Management provided additional financial information to Kelso, and counsel outlined the mechanics for a combined refinancing and financial restructuring.

Over the next several days, Mr. Nelson and Wachovia Securities expressed their views to Kelso that a partial refinancing without a concurrent financial restructuring would not be acceptable to the special committee. The special committee and its advisors made several inquiries about the possible structure for such a transaction, particularly whether such a transaction would involve debt forgiveness in connection with KIA IV receiving a cash payment for a portion of the Holding notes. Kelso advised that the investment bankers thought that debt forgiveness would be impractical because it could adversely affect the market for a refinancing.

In an effort to resolve open issues, Wachovia Securities asked whether Kelso would drop consideration of the refinancing if the special committee withdrew its request for the floor price. After internal discussion, Kelso indicated that if the proposed floor price for the preferred stock was withdrawn, they would no longer consider a high-yield refinancing.

On November 21, 2003, after consideration of the alternatives and discussions with Wachovia Securities and Duff & Phelps, the special committee decided to withdraw the floor price proposal and proceed with finalizing the details of a financial restructuring. In lieu of the floor price proposal, the special committee requested that the financial restructuring provide an opportunity for a limited period of time for employees who elect to terminate their employment to receive payment on their stock bonus plan account at the greater of March 31, 2003 and March 31, 2004 valuations. Kelso agreed to that provision.

On November 25, 2003, counsel to the special committee circulated a draft of a proposed merger agreement providing for the financial restructuring.

Kelso and its representatives negotiated several drafts of the merger agreement and related documents with the special committee and its representatives. In the course of such negotiations, the special committee and Kelso agreed that the value of the Holding notes, series A preferred stock and series B preferred stock would be fixed as of November 30, 2003 (in the case of the series A preferred stock and series B preferred stock, on the same basis as the prior appraisal) and would include accrued interest and dividends through such date, but not thereafter. On December 8, 2003, Kelso and the special committee agreed in principal on all significant terms of the transaction.

On December 11, 2003, Duff & Phelps met with the members of the benefits committee to deliver its fairness opinion orally and review their underlying analysis and the reasons for their conclusions. Based on all of the information available to them, including their familiarity with EMJ, its business, financial condition and prospects, the fairness opinion, presentation and analysis provided by Duff & Phelps and management’s projections for EMJ’s next fiscal year, the members of the benefits committee concluded that the stock bonus plan would receive adequate consideration (as that term is defined under ERISA) for each class of Holding’s equity securities converted into EMJ common stock in the merger and financial restructuring. The benefits committee also determined that (1) shares held by the stock bonus plan that are not allocated to a rollover account for which a participant fails to provide the trustee with voting instructions shall be voted for adoption and approval of the merger agreement and the merger and financial restructuring and (2) participants will be advised in the disclosure materials that their shares held in the stock bonus plan will be voted accordingly.

On December 11, 2003, in a separate meeting, the special committee met with Wachovia Securities, Duff & Phelps and management to receive the oral fairness opinions of Wachovia Securities and Duff & Phelps and to review its underlying analysis and reasons for its conclusions. After discussion, the special committee unanimously determined to approve the merger agreement and the merger and financial restructuring and to recommend to the Holding board of directors their approval of the merger agreement and the merger and financial restructuring.

On December 11, 2003, after the meeting of the special committee, the Holding board of directors met with the special committee and its advisors. As part of this discussion, Mr. Sanders disclosed that, prior to July 2002 when Wachovia Securities was first asked to meet with our senior management and review Holding’s capital structure and evaluate strategic alternatives, Wachovia Securities and its various predecessor firms were engaged to provide advisory services to two companies owned or controlled by Kelso or its affiliates and were also engaged in late 2003 to provide advisory services to another company owned or controlled by Kelso or its affiliates and unaffiliated with EMJ or Holding (other than through Kelso ownership). In addition, Wachovia Securities and its various predecessor firms have acted as lenders to companies owned or controlled by Kelso or its affiliates both prior to and after July 2002, none of which was affiliated with EMJ or Holding (other than through Kelso ownership). Mr. Sanders also discussed his personal, historical involvement with Kelso, including, while still in private legal practice, prior to joining Wachovia Securities, providing services to and sitting on the boards of directors of three Kelso portfolio companies. After reviewing the reports of the special committee and its advisors, all of the members of the Holding board of directors present at the meeting (Messrs. Marquard and Rutledge were absent) adopted and approved the merger agreement and the merger and financial restructuring and recommended its approval to the stockholders of Holding. On December 11, 2003, all of the members of the EMJ board of directors present at the meeting (Messrs. Marquard and Rutledge were absent) also met and approved the transaction.

Following approval of the merger agreement and the merger and financial restructuring by the boards of directors of Holding and EMJ on December 11, 2003, the parties executed the merger agreement on December 18, 2003, and EMJ initially filed its registration statement, of which this proxy statement/prospectus is a part, with the Commission on January 13, 2004. EMJ then apprised Wells Fargo Bank, N.A., as trustee of the stock bonus plan, of the status of the transaction and anticipated vote on the merger and provided Wells Fargo with materials related to the review and consideration of the proposed transaction by the benefits committee of the stock bonus plan and the draft disclosure materials for the solicitation of votes of the stock bonus plan participants, including the initial filing of the registration statement. In February and March 2004, members of the benefits committee and its representatives had various discussions and exchanged correspondence and other written materials with Wells Fargo regarding the merger, the procedures followed by the benefits committee in evaluating the merger and other strategic alternatives and the disclosures to be made to stock bonus plan participants regarding the merger in seeking the approval of the merger by these participants.

In late February 2004, the Department of Labor requested meetings with Wells Fargo and the benefits committee to review their procedures in connection with their respective evaluations of the proposed transaction and other strategic alternatives, as well as compliance of the proposed transaction with the provisions of the consent order. Representatives of Wells Fargo and the benefits committee met with the Department of Labor on March 16, 2004 and March 18, 2004, respectively. In addition, on March 15, 2004, Holding and the stock bonus plan received a subpoena from the Department of Labor requesting that they provide to the Department of Labor certain materials regarding the merger and the stock bonus plan. Holding and the benefits committee responded in full to the subpoena.

The Department of Labor review of the transaction resulted in delays that, combined with other transactional requirements, precluded the consummation of the merger and financial restructuring on the terms originally proposed, and in May 2004, the legal counsel of the benefits committee advised the Department of Labor and the stock bonus plan trustee that the special committee and the benefits committee had reached that conclusion. In its review, the Department of Labor urged the benefits committee to consider changes to the merger and financial restructuring that would eliminate on a going-forward basis the valuation methodology that was agreed upon in the DOL consent order.

During the next few weeks, the special committee, the benefits committee and their respective advisors developed an alternative transaction similar to the initially proposed merger and financial restructuring that would also eliminate on a going-forward basis the valuation methodology that was agreed to in the consent order, and reviewed the alternative transaction with Kelso to determine that it would be acceptable to them. On June 14, 2004, representatives of the special committee, the benefits committee and their respective advisors outlined a proposal to the Department of Labor to amend the consent order and eliminate use of the old valuation methodology that included the following:

•	amend the consent order to eliminate the provisions requiring use of the old valuation methodology and the floor price guaranty;

•	make a special contribution to the stock bonus plan (or comparable benefits under other programs) with respect to the shares of Holding common stock contributed to the stock bonus plan from 1994 through 2000 to offset the adverse effect on the value of such common stock resulting from the change in valuation methodology; and

•	complete a merger and financial restructuring transaction similar to the merger and financial restructuring originally proposed that would result in the conversion of the Holding common stock, series A preferred stock and series B preferred stock into, and the exchange of the Holding notes for, EMJ common stock.

That proposal contemplated that the number of shares to be contributed to the stock bonus plan in the special contribution would be calculated based on the ratio of the value of the Holding common stock using the old methodology and the value of the Holding common stock using the new valuation methodology. The proposal also provided that the special contribution would be made primarily in the form of shares of Holding common stock, but, to comply with certain provisions of the Internal Revenue Code limiting contributions to a stock bonus plan, the special contribution would be made in two increments in April 2005 and April 2006, a portion of the contribution would be made by creating a supplemental stock bonus plan and crediting the accounts under the stock bonus plan of certain participants with phantom stock units and a portion of the special contribution would be satisfied by making cash payments.

The representatives of the Department of Labor indicated that in general terms an amendment to the consent order and a transaction along the lines of the new proposal would be feasible, but that they would like to see more specific details of such a proposal based on a new appraisal of Holding as of March 31, 2004.

In June and July 2004, EMJ began to receive serious indications of interest from investment banking firms regarding the possibility of a public offering. Representatives of EMJ and their advisors discussed with the investment bankers a possible transaction involving a concurrent merger and financial restructuring and public offering, in which the value of the EMJ common stock issued in exchange for Holding securities in the merger and financial restructuring would be based on the offering price of the EMJ common stock and a substantial portion of the net proceeds of the public offering would be used to pay the exchange consideration for the Holding notes and the merger consideration for the series A preferred stock and the series B preferred stock.

On July 29, 2004, the representatives of the special committee and the benefits committee reported to the board of directors on the status of the discussions with the Department of Labor, and the board of directors discussed and decided to continue to pursue an amendment of the consent order along the lines initially proposed to the Department of Labor, but not contingent on the occurrence of a merger and financial restructuring or a public offering. The board also directed management to continue to meet with investment bankers and pursue a concurrent merger and financial restructuring and public offering contingent upon amendment of the consent order.

On August 18, 2004, the benefits committee sent its proposal for an amendment of the consent order together with the annual appraisal of Holding as of March 31, 2004, a separate sheet showing how the appraisal would change if the consent order was amended as proposed and documents necessary to implement the special contribution to the stock bonus plan. The proposal was essentially the same as the one outlined on June 14, 2004, except that it was not contingent on a merger and financial restructuring. The benefits committee informed the Department of Labor that Holding and EMJ still were diligently pursuing a merger and financial restructuring and concurrent public offering.

The special committee and the benefits committee met with their advisers on August 20, 2004 to prepare a proposal for the terms of the merger and financial restructuring. On September 2, 2004, representatives of the special committee had a conference call with representatives of Kelso to discuss the proposal in detail. As a result of those discussions and several additional conversations, the special committee and Kelso agreed on general terms of the merger and financial restructuring as follows:

•	Holding would merge into a newly formed subsidiary of EMJ and the securities of Holding would convert into or be exchanged for a combination of cash and EMJ common stock as follows:

–	each share of Holding common stock would convert into one share of EMJ common stock;

–	each share of series A preferred stock would convert into $686.81 in cash (which amount was equal to the liquidation value of a share of series A preferred stock plus all accumulated and unpaid dividends through September 29, 2004);

–	the Holding notes would be exchanged for a combination of cash and EMJ common stock equal to approximately $257,100,000 (the aggregate amount of principal and accrued interest through September 29, 2004); and

–	each share of series B preferred stock would convert into a combination of cash and EMJ common stock equal to $1,000, which amount was equal to the liquidation value of a share of series B preferred stock (all accumulated dividends have been paid in-kind through September 29, 2004).

•	The merger and financial restructuring would be concurrent with a public offering of the common stock of EMJ, and the public offering price of the EMJ common stock would establish the value of the EMJ common stock to be used as merger consideration and exchange consideration in the merger and financial restructuring.

The special committee also proposed, and Kelso agreed to consider, that the net proceeds of the offering would be allocated to the merger and exchange consideration (1) first, to the payment in cash of the series A preferred stock; (2) second, to the payment to the Holding notes, until the Holding notes have received an amount that is equal to 76.8% of all distributions from clause (1) and this clause (2); and (3) third, to the payment of the Holding notes and the Holding series B preferred stock in the proportion that these respective amounts represent of the aggregate remaining amounts of the Holding Notes and the series B preferred stock. Because the series A preferred stock was to be paid in full in cash, the holders of the series A preferred stock would have no right to vote on the transaction.

The proposed merger and financial restructuring was contingent on agreement with the DOL on an amended consent order and the making of a special contribution to the stock bonus plan substantially as proposed to the Department of Labor, and completion of a concurrent public offering of EMJ common stock on terms satisfactory to EMJ and Kelso.

The special committee and Kelso agreed that negotiations with respect to the treatment of the Holding stock options and the shares of Holding common stock held by the stock bonus plan that were not the result of employer contributions to the stock bonus plan would be deferred until after agreement had been reached with the DOL on the proposed amended consent order.

During September 2004, EMJ proceeded with preparations for a public offering and filed its registration statement on Form S-1, of which the public offering preliminary prospectus is a part, with the Commission on October 1, 2004. At the same time, representatives of the special committee and the benefits committee continued to have discussions with the DOL.

In October 2004, Kelso and its representatives negotiated several drafts of the merger agreement and related documents with the special committee and its representatives. On October 15, 2004, the special committee, after consulting with the benefits committee, requested a change in the terms of the transaction. The benefits committee requested that the holders of the series A preferred stock receive a combination of cash and EMJ common stock equal to the appraised value of the series A preferred stock as of March 31, 2004, plus dividends accrued from April 1, 2004 through September 29, 2004, for a total of $816.68 per share of series A preferred stock. As a result of such change, the series A preferred stock would not receive a preferential allocation of cash proceeds and a lower redemption price, but would receive cash and EMJ common stock and a higher appraised value. Kelso and the special committee agreed to such change and that the net proceeds of the public offering should be applied to the Holding notes, the series A preferred stock and the series B preferred stock outstanding at closing in the same proportion that their respective aggregate values as of September 29, 2004 bear to the aggregate values of the Holding notes, the series A preferred stock and the series B preferred stock as of September 29, 2004.

On October 15, 2004, the DOL provided the representatives of the benefits committee with comments on the proposed amended consent order. On October 27, 2004, the benefits committee submitted to the DOL a revised amended consent order and a memorandum outlining the program for the special contribution to the stock bonus plan.

On November 5, 2004, Kelso submitted a proposal to management and the benefits committee and its advisors for the treatment of the Holding stock options, the treatment of the shares of Holding common stock held by the stock bonus plan that were not the result of contributions to the stock bonus plan, and the liquidity of shares of common stock held by the stock bonus plan, executive officers and certain other management of EMJ. Kelso proposed that (1) the Holding stock options would be modified by increasing the number of shares of Holding common stock issuable upon exercise of an option and reducing the exercise price, (2) the special contribution to the stock bonus plan would be increased to cover all shares of Holding common stock held by the stock bonus plan, not just the shares of Holding common stock contributed to plan for plan years 1994 – 2000, (3) the stock bonus plan would be amended to provide for a gradual increase in the ability of plan participants to diversify their account holdings of EMJ common stock after the consummation of a public offering, (4) executive officers and senior management of EMJ would agree to restrictions on their ability to sell their holdings of EMJ common stock for a period of two years after a public offering and (5) EMJ would establish a new stock incentive plan with authorized shares equal to approximately 5% of the EMJ common stock expected to be outstanding after consummation of the merger and financial restructuring and the public offering to be granted by the EMJ board of directors or compensation committee over the next three years.

On November 15, 2004, management and the benefits committee met with its advisors and discussed the Kelso proposals and the status of negotiations with the DOL. On November 17, 2004, the DOL indicated that it had agreed in principle on a draft of the amended consent order. After further discussion with and internal review by the DOL, Holding, EMJ the benefits committee and the DOL agreed on the form of the amended consent order, and the order was entered on January 3, 2005.

Representatives of Kelso and the special committee negotiated changes in the merger agreement, the exchange agreement and related documents. The benefits committee asked for an additional bonus payable to employees with Holding common stock allocated to their accounts in the stock bonus plan. In response to discussions with representatives of the benefits committee, EMJ agreed to pay a taxable bonus (1) in the aggregate amount of $7.5 million to its employees on the date of this proxy statement/prospectus who are also participants in the stock bonus plan to be allocated to such employees in the proportion that the number of shares of Holding common stock allocated to an employee’s stock bonus plan account on December 16, 2004 bears to the aggregate number of shares of Holding common stock allocated to the stock bonus plan accounts of all such employees, which bonus is expected to be approximately $3.27 per share of Holding common stock held in the stock bonus plan and (2) in the aggregate amount of $1.0 million to participants who are not participants in the EMJ management incentive plan or the EMJ sales bonus plan and are scheduled to receive the above-referenced employee bonus in an amount that is less than the maximum bonus that could be allocated to such participants (approximately $3,337) which will be allocated to such employees in an amount that is equal to the difference between such maximum and the amount of the bonus described in clause (1), except if the participant has been employed for less than one year, such person will receive a prorated amount based on actual days of service.

On December 15, 2004, Duff & Phelps met with the members of the benefits committee to deliver its fairness opinion orally and review their underlying analysis and the reasons for their conclusions. The benefits committee considered the terms of the proposed merger and financial restructuring and related transactions as set forth in the merger agreement and the exchange agreement and as outlined to them by Holding’s advisors. The benefits committee considered the analysis of Duff & Phelps and the advantages and disadvantages of the transaction to the holders of Holding common stock and preferred stock and the potential effects on such stockholders of the accretion of interest and dividends on the Holding notes and dividends on the Holding preferred stock in the future. The benefits committee considered the merger and financial restructuring in the context of the need to determine the fairness of the transaction without knowing with certainty the price of the EMJ common stock that would be established in the public offering. The benefits committee determined the minimum price of EMJ common stock and the minimum net proceeds of the public offering that would result in the participants in the stock bonus plan receiving not less than the fair market value for each class of Holding’s equity securities held by the stock bonus plan. Based on all of the information available to them, including their familiarity with EMJ, its business, financial condition and prospects, the fairness opinion, presentation and analysis provided by Duff & Phelps and management’s projections for EMJ’s next fiscal year, the members of the benefits committee concluded that under the terms of the transaction, including a minimum price of $5.00 per share of EMJ common stock in the public offering and a minimum of $100,000,000 of net proceeds from the public offering, the stock bonus plan would receive not less than the fair market value for each class of Holding’s equity securities converted into EMJ common stock or EMJ common stock and cash in the merger and financial restructuring. The benefits committee also determined that (1) shares held by the stock bonus plan that are not allocated to a rollover account for which a participant fails to provide the trustee with voting instructions shall be voted for adoption and approval of the merger agreement and the merger and financial restructuring and (2) participants will be advised in the disclosure materials that their shares held in the stock bonus plan will be voted accordingly.

On December 16, 2004, in a separate meeting, the special committee met with Wachovia Securities, Duff & Phelps and management to receive the oral fairness opinions of Wachovia Securities and Duff & Phelps and to review the underlying analysis of such opinions. The members of the special committee reviewed the merger agreement, the exchange agreement and the related documents providing for the merger and financial restructuring with the special committee’s advisors. They discussed the advantages and disadvantages of the transaction to the Holding stockholders other than Kelso, the potential effects on such stockholders of the accretion of interest on the Holding notes and dividends on the Holding preferred stock in the future and the need to take advantage of the current opportunity to address the problems of Holding’s capital structure while the Company has access to the capital markets. The special committee considered the transaction and the fairness presentations of Wachovia Securities and Duff & Phelps in the context of the need to determine the fairness of the transaction without knowing with certainty the price of the EMJ common stock that would be established by or the net proceeds that would result from the public offering. The special committee determined the minimum offering price and minimum net proceeds that would result in a transaction that it believed would be fair to the Holding stockholders other than Kelso. The analyses of Wachovia Securities and Duff & Phelps were considered by the special committee in determining the minimum price together with the many other factors described in detail below under “Recommendation of the Special Committee.” After discussion and consideration of the foregoing, the special committee unanimously determined to approve the merger agreement and the merger and financial restructuring, including a minimum price of $5.00 per share of EMJ common stock in the public offering and a minimum of $100,000,000 of net proceeds from the public offering, and to recommend to the Holding board of directors its approval of the merger agreement and the merger and financial restructuring.

On December 16, 2004, after the meeting of the special committee, the Holding board of directors met with the special committee and Holding’s advisors. The members of the board of directors reviewed the merger agreement, the exchange agreement and the related documents providing for the merger and financial restructuring with Holding’s advisors. They also received the oral fairness opinions of Wachovia Securities and Duff & Phelps providing their analysis of the fairness of the transaction. As part of this discussion, Mr. Sanders reviewed and updated his prior disclosure regarding involvement by Wachovia Securities and its various predecessor firms with other companies owned or controlled by Kelso or its affiliates both prior to and after July 2002. Mr. Sanders also reviewed his prior personal, historical involvement with Kelso and Kelso portfolio companies. He had nothing new to add to the prior disclosures. The members of the board discussed the advantages and disadvantages of the transaction to the Holding stockholders other than Kelso. The board of directors considered the transaction in the context of the need to determine the fairness of the transaction without knowing with certainty the price of the EMJ common stock that would be established by or the net proceeds that would result from the public offering. The board of directors determined the minimum offering price and minimum net proceeds that would result in a transaction that it believed would be fair to the Holding stockholders other than Kelso. The analyses of Wachovia Securities and Duff & Phelps were considered by the board of directors in determining the minimum price together with the many other factors described below under “Recommendation of the Board of Directors.” After reviewing the reports of the special committee and its advisors and discussing the foregoing, the Holding board of directors unanimously adopted and approved the merger agreement and the merger and financial restructuring, including a minimum price of $5.00 per share of EMJ common stock in the public offering and a minimum of $100,000,000 of net proceeds from the public offering, and recommended its approval to the stockholders of Holding. The Holding board of directors reserved the right to review and confirm its approval of the transaction based on the price range received from the underwriters for inclusion in the public offering preliminary prospectus. On December 16, 2004, the EMJ board of directors also met and approved the transaction.

Following approval of the merger agreement and the merger and financial restructuring by the boards of directors of Holding and EMJ, the parties executed the merger agreement on December 17, 2004, and EMJ filed an amendment to the registration statement of which this proxy statement/prospectus is a part with the Commission.

On January 28, 2005, the boards of directors of Holding and EMJ approved and the parties executed a first amendment to the merger agreement making receipt of the tax opinion and the minimum conditions for the price of the EMJ common stock and the net proceeds of the public offering nonwaivable conditions precedent to the closing of the merger and financial restructuring.

On March 3, 2005, the benefits committee of Holding met with its financial advisor, legal counsel and legal counsel to the special committee to review the terms of the transaction, current financial information of EMJ, current industry information and an estimated pricing range and size of the offering. The benefits committee also received an updated financial and comparative analysis from Duff & Phelps based on current financial information of EMJ and current information about the industry and comparable public companies. The benefits committee did not request an updated fairness opinion at this time, because it believed that an updated financial and comparative analysis would be sufficient for its review of the terms of the merger and financial restructuring. The benefits committee took into account the requirement in the merger agreement that Duff & Phelps would deliver an updated fairness opinion immediately prior to the special stockholders meeting. The members of the benefits committee discussed the analysis with Duff & Phelps, and after the presentation and discussion they did not have any significant questions regarding the analysis or the methodology. The members of the benefits committee reviewed the transaction based on the current financial information of EMJ and current information about the industry and comparable public companies and the updated analysis of Duff & Phelps. They also considered again the reasons for their approval of the transaction in December 2004. Taking all of these considerations into account, the benefits committee voted unanimously to confirm its approval of the transaction and recommended an increase in the minimum condition with respect to the price of the EMJ common stock in the public offering from $5.00 to $7.00 per share of EMJ common stock. The benefits committee believed that an increase in the minimum price was appropriate in light of the financial performance of EMJ, the updated projections of EMJ’s management and the estimated pricing range for the offering. These factors and the analysis of Duff & Phelps, including their conclusion as to the range of value for the Holding common stock, were useful in assisting the benefits committee to determine the minimum price. The benefits committee also discussed and approved a change in the terms of the merger and financial restructuring to provide that the net proceeds of the exercise of the over-allotment option, if any, would be allocated pro rata to the Holding notes, the series A preferred stock and the series B preferred stock in proportion to the aggregate value of the respective securities.

On March 3, 2005, the special committee of Holding met with its financial advisor, the financial advisor to the benefits committee and legal counsel to the special committee to review the terms of the transaction, current financial information of EMJ, current industry information and an estimated pricing range and size of the offering. The special committee also received an updated financial and comparative analysis from Wachovia Securities and from Duff & Phelps, in each case based on current financial information of EMJ and current information about the industry and comparable public companies. The special committee and the board of directors of Holding did not request updated fairness opinions at this time, because they believed that updated financial and comparative analyses would be sufficient for their review of the terms of the merger and financial restructuring. The board of directors took into account the requirement in the merger agreement that Wachovia Securities and Duff & Phelps would deliver updated fairness opinions immediately prior to the special stockholders meeting. The members of the special committee discussed the analyses with Wachovia Securities and Duff & Phelps, and after the presentation and discussion they did not have any significant questions regarding the analysis or the methodology. The members of the special committee reviewed the reasons for their approval and recommendation of the merger and financial restructuring in December 2004, as described below under “Recommendation of the Special Committee,” all of which continued to be applicable. They also reviewed the current financial information of EMJ and the current information about the industry and the comparable public companies and the updated analyses of Wachovia Securities and Duff & Phelps. Taking all of these considerations into account, the special committee voted unanimously to confirm its approval of the transaction and recommended an increase in the minimum condition with respect to the price of the EMJ common stock in the public offering from $5.00 to $7.00 per share of EMJ common stock. The special committee believed that an increase in the minimum price was appropriate in light of the financial performance of EMJ, the updated projections of EMJ’s management and the estimated pricing range for the offering. The analyses of Wachovia Securities and Duff & Phelps were two of many factors that the members of the special committee considered in assessing the enterprise value of Holding and the range of value of the Holding common stock and determining the minimum condition for the price of a share of EMJ common stock in the public offering. The special committee also discussed and recommended a change in the terms of the merger and financial restructuring to provide that the net proceeds of the exercise of the over-allotment option, if any, would be allocated pro rata to the Holding notes, the series A preferred stock and the series B preferred stock in proportion to the aggregate value of the respective securities.

On March 3, 2005, the board of directors of Holding met with its financial advisor, the financial advisor to the benefits committee and legal counsel to the special committee to review the terms of the transaction, current financial information of EMJ, current industry information and an estimated pricing range and size of the offering. The Holding board of directors also received an updated financial and comparative analysis from Wachovia Securities and from Duff & Phelps, in each case based on current financial information of EMJ and current information about the industry and comparable public companies. The members of the Holding board of directors discussed the information and the updated analyses with its advisors. The members of the board of directors discussed the analyses with Wachovia Securities and Duff & Phelps, and after the presentation and discussion they did not have any significant questions regarding the analysis or the methodology. The members of the board of directors reviewed the reasons for their approval and recommendation of the merger and financial restructuring in December 2004, all of which continued to be applicable. They also reviewed the current financial information of EMJ and the current information about the industry and the comparable public companies and the updated analyses of Wachovia Securities and Duff & Phelps. Taking all of these considerations into account, the special committee voted unanimously to confirm its approval of the transaction and determined to increase the minimum condition with respect to the price of the EMJ common stock in the public offering from $5.00 to $7.00 per share of EMJ common stock. The analyses of Wachovia Securities and Duff & Phelps were two of many factors that the members of the Holding board of directors considered in assessing the enterprise value of Holding and the range of value of the Holding common stock and determining the minimum condition for the price of a share of EMJ common stock in the public offering. The board of directors also discussed and approved a change in the terms of the merger and financial restructuring to provide that the net proceeds of the exercise of the over-allotment option, if any, would be allocated pro rata to the Holding notes, the series A preferred stock and the series B preferred stock in proportion to the aggregate value of the respective securities. The board of directors also voted to set the record date for the special meeting of stockholders as March 1, 2005 and date and time of the special meeting as 10:00 am Eastern Time on April 13, 2005.

On March 3, 2005, the boards of directors of Holding and EMJ approved and the parties executed a second amendment to the merger agreement and a first amendment to the exchange agreement changing the minimum condition for the price of the EMJ common stock in the public offering to $7.00 per share and changing the allocation of the net proceeds of the exercise of the over-allotment option, if any.

Recommendation of the Special Committee

The special committee evaluated and negotiated the transaction based on the interests of all of the stockholders of Holding other than Kelso and its affiliates. The special committee identified the following as its principal goals in evaluating the merger and financial restructuring against other alternatives:

•	stopping the accretion of interest on the Holding notes and dividends on the outstanding Holding series A preferred stock and series B preferred stock;

•	completing a transaction that is fair to the holders (other than Kelso and its affiliates) of each class of Holding’s outstanding equity securities;

•	eliminating the liquidation preference of the Holding notes relative to Holding’s capital stock and eliminating the liquidation preference of Holding’s preferred stock relative to Holding’s common stock; and

•	simplifying Holding’s capital structure.

The special committee unanimously determined that the merger and financial restructuring are fair and in the best interests of Holding and its stockholders, other than Kelso and its affiliates, and recommended that Holding’s board of directors adopt and approve the merger agreement and the merger and financial restructuring. The special committee also recommended that the Holding board of directors recommend to the Holding stockholders that they approve and adopt the merger agreement and the merger and financial restructuring. In the course of reaching its decision, the special committee consulted with Holding’s management, the special committee’s legal counsel and financial advisor, and Holding’s benefits committee, its legal counsel and its financial advisor, and considered the following material factors:

1.	The information provided to the special committee and its financial advisor as to our financial condition, future prospects and available alternatives, including:

•	concerns about the long-term ability of Holding to service the accreting interest on the Holding notes and accreting dividends on the series A preferred stock and series B preferred stock based on the cyclical nature of the industry and management’s financial projections;

•	concerns that current economic conditions, a robust metals service center industry, record financial results for EMJ and the availability of capital markets for a public offering by EMJ would not continue indefinitely;

•	concerns about the effect of Holding’s capital structure on management’s equity incentives and the ability of EMJ to retain its employees;

•	concerns about the effect that a deterioration in the value of Holding’s equity securities could have on the retirement savings of our employees;

•	concerns about the misalignment of employee incentives because of the differences in the allocation of common stock, series A preferred stock and series B preferred stock among our employees based on historical factors without regard for responsibility or performance; and

•	the likelihood that delay in taking action to effect changes in our capital structure would likely adversely impact the value of Holding’s equity securities.

2.	The agreement to the terms of the amended consent order, the change in the appraised value of Holding’s common stock resulting from the change in valuation methodology required by the amended consent order, and the special contribution to the stock bonus plan and the adjustment in the exercise price of the Holding stock options and the number of shares subject to the Holding stock options to offset the effect on the value of the Holding common stock resulting from the change in valuation methodology.

3.	The special committee’s belief, based on negotiations between the special committee and Kelso and discussions with its financial and legal advisors, that a financial restructuring of Holding and a concurrent public offering of EMJ common stock represents the most attractive currently obtainable value for Holding’s preferred and common stockholders as a whole.

4.	The special committee’s belief, based on its negotiations with Kelso, that KIA IV would not agree to exchange the Holding notes for cash and EMJ common stock and relinquish its rights to accrual of interest and its priority unless the holders of the series A preferred stock and the series B preferred stock also agreed to convert their securities into cash and EMJ common stock and relinquish their corresponding rights to accrual of dividends and their preferences and the terms of the exchange of the Holding notes were no less favorable to KIA IV, as holder of the Holding notes, than the terms provided to the holders of the series A preferred stock and the series B preferred stock.

5.	The benefit to the holders of the series A preferred stock, the series B preferred stock and the Holding common stock of converting Holding’s accreting indebtedness to cash and common stock and the benefit to the holders of the common stock of converting Holding’s accreting series A preferred stock and series B preferred stock to cash and common stock as a result of the merger and financial restructuring.

6.	The benefit to the holders of the series A preferred stock, the series B preferred stock and the Holding common stock of eliminating the priority of the Holding notes with respect to the proceeds of a sale or other liquidation, and the benefit to the holders of the Holding common stock of eliminating the priority of the series A preferred stock and the series B preferred stock with respect to the proceeds of a sale or other liquidation.

7.	The special committee’s belief that no strategic transaction alternative likely to be available now or in the immediate future would result in equal or better compensation to Holding’s stockholders, other than Kelso and its affiliates, after providing for the repayment of the Holding notes. This belief was based upon the special committee’s financial advisor’s review of the most likely potential candidates for a strategic transaction. The advice was based on an assessment of the available financing capacity and apparent or announced strategies of the potential candidates, market multiples in comparable transactions, and the absence of meaningful expressions of interest in EMJ by third parties in the past several years and during the extended period while it has been public knowledge that EMJ has been working to effect a financial restructuring.

8.	The increased flexibility of EMJ to pursue capital markets transactions or strategic transactions after consummation of the merger and financial restructuring and the public offering that are not currently available.

9.	The fact that the stockholders of EMJ would participate in proportion to the number of shares of EMJ common stock held by them in the proceeds of any strategic transaction after the merger and would no longer be subordinate to and subject to the priority of the Holding notes.

10.	The fact that holders of the series A preferred stock and series B preferred stock would receive a portion of their merger consideration in cash and thereby would have the ability to diversify a portion of their investment in the stock bonus plan.

11.

The opinion of Wachovia Securities, the financial advisor to the special committee, that as of the date of its opinion, and subject to and based upon assumptions made, procedures followed, matters considered and limitations of the review undertaken, the aggregate consideration to be received by the stockholders of Holding, other than Kelso and its affiliates, in connection with the merger pursuant to the merger agreement is fair, from a financial point of view, to such stockholders of Holding.

12.	The opinion of Duff & Phelps, the financial advisor to Holding’s benefits committee, that as of the date of its opinion, and subject to and based upon assumptions made, procedures followed, matters considered and limitations of the review undertaken, (1) the aggregate consideration to be received by the stock bonus plan in connection with the merger and financial restructuring of Holding and its subsidiaries and the public offering is fair to the stock bonus plan and its participants from a financial point of view, and (2) the consideration to be received by the stock bonus plan pursuant to the merger agreement in exchange for the (a) series A preferred stock, (b) series B preferred stock and (c) Holding common stock, considered independently, in each case, is not less than the respective fair market value of such securities.

13.	The historical appraised values of Holding and its equity securities in the annual appraisals prepared for Holding’s stock bonus plan, including the most recent appraisal as adjusted by Duff & Phelps to give effect to the change in valuation methodology required by the amended consent order and the valuation analyses prepared by Wachovia Securities in connection with the fairness opinion.

14.	The ability of the Holding stockholders (including stock bonus plan participants) who do not support the merger to exercise dissenter’s rights under Delaware law.

The special committee also considered that:

•	As a result of the series A preferred stock and the series B preferred stock being converted into cash and shares of EMJ common stock, former holders of the series A preferred stock and the B preferred stock would no longer be entitled to a fixed dividend or liquidation amount (including upon a deemed liquidation upon a sale or conveyance of, or transfer or sale of substantially all of the assets of, the Company) or other priority over any other class of securityholders;

•	As a result of the merger and financial restructuring, the former holders of the series A preferred stock would no longer be entitled to a blocking right with respect to certain transactions, including a sale of EMJ to a third party;

•	The merger and financial restructuring would have the effects of decreasing the percentage of common stock ownership by current holders of Holding common stock, thereby effectively diluting the voting rights of these holders, and terminating the rights of the employee stockholders to designate two directors;

•	Holders of Holding common stock (more than 90% of which shares are held by the Kelso funds) who had not acquired their Holding common stock at a price based on the old methodology did not receive the benefits of an adjustment to offset the effects of the change in valuation methodology required by the amended consent order; and

•	The public offering price may be more than, equal to, or less than the fair market value of the shares as determined by the appraisal as of March 31, 2004.

The special committee discussed and determined that the considerations listed above addressed the material information and material factors considered by the special committee in its consideration of the merger, including material factors that support the merger as well as those that may weigh against it, but concluded that, in view of the variety of factors and the amount of information considered, it was not practicable to, and therefore, the special committee did not, specifically make assessments of, quantify or otherwise assign relative weights to the various factors and analyses considered in reaching its determination. The special committee acknowledged that in considering the material factors described above, individual members of the special committee may have given different weight to different factors and it was not necessary that they agree on the weight assigned to various factors. The special committee considered all these factors as a whole and believed the factors supported its decision to recommend that the Holding board of directors adopt and approve the merger and the merger agreement and that Holding’s stockholders approve and adopt the merger and the merger agreement.

Recommendation of the Board of Directors

Holding’s board of directors consists of eight directors, two of whom serve on the special committee, and one of whom joined the board on January 1, 2005 and did not participate in discussions prior to such date. In reporting to Holding’s board of directors its determination and recommendations, the special committee, with its legal and financial advisors participating, discussed this transaction and the alternative transactions described in the following paragraph with the other members of Holding’s board of directors on several occasions, and discussed the process the special committee underwent to reach its determination that the terms of the merger agreement and the merger and financial restructuring, including the aggregate consideration payable to Holding’s stockholders, are fair and in the best interests of Holding and its stockholders, other than Kelso and its affiliates.

Prior to settling on the transaction now under consideration, the special committee and the board of directors of Holding considered and approved a merger and financial restructuring in December 2003 similar to the transaction currently under consideration. That transaction was not completed because of delays arising from the review of the transaction by the DOL and the concerns expressed by the DOL regarding the methodology used to value the common stock of Holding. In the summer of 2004, the special committee and the board of Holding considered another transaction similar to the merger and financial restructuring as originally proposed, except that the transaction would not have been completed until after amending the consent order with the DOL to change the valuation methodology. That transaction did not involve a public offering. The special committee and the Holding board of directors decided to pursue the transaction currently under consideration because the public markets appeared to be available for a public offering of the EMJ common stock and the Holding directors were concerned about problems that might arise from consummating a merger and financial restructuring using an appraised value to establish the value of the EMJ common stock, followed shortly thereafter by a public offering in which the EMJ common stock would be valued differently. The special committee and the Holding board of directors decided that it was preferable to do both transactions concurrently and to use the public offering price to value the EMJ common stock. While the merger and financial restructuring has been under consideration, the special committee and the board of directors of Holding also have considered a capital markets transaction to refinance the Holding notes with high-yield indebtedness that would be publicly traded. The special committee is opposed to such a transaction because they believe it would not benefit the common or preferred stockholders of Holding and it would not eliminate the accretion of interest on the Holding indebtedness and dividends on the Holding preferred stock or the priority of the indebtedness and the preferred stock over the Holding common stock.

Holding’s board of directors determined by a unanimous vote that the terms of the merger agreement and the merger and financial restructuring are fair and in the best interests of Holding and its stockholders, other than Kelso and its affiliates. Holding’s board of directors considered the following factors in reaching this determination and recommending that its stockholders vote “FOR” adoption and approval of the merger agreement and the merger and financial restructuring:

1.	The unanimous recommendation of the special committee.

2.	The opinion of Wachovia Securities, the financial advisor to the special committee, that as of the date of its opinion, and subject to and based upon assumptions made, procedures followed, matters considered and limitations of the review undertaken, the aggregate consideration to be received by the stockholders of Holding, other than Kelso and its affiliates, in connection with the merger pursuant to the merger agreement is fair, from a financial point of view, to such stockholders of Holding.

3.

The opinion of Duff & Phelps, the financial advisor to Holding’s benefits committee, that as of the date of its opinion, and subject to and based upon assumptions made, procedures followed, matters considered and limitations of the review undertaken, (1) the aggregate consideration to be received by the stock bonus plan in connection with the merger and financial restructuring of Holding and the public offering is fair to the stock bonus plan and its participants from a financial point of view, and (2) the consideration to be received by the stock bonus plan pursuant to the merger agreement in exchange for the (a) series A preferred stock, (b) series B preferred stock and (c) Holding common stock, considered independently, in each case, is not less than the respective fair market value of such securities.

4.	The board’s independent analysis of the factors referred to above as having been taken into account by the special committee.

5.	The following additional procedural factors:

•	the special committee consisted of two directors who are not affiliated with, and were not nominated by, Kelso, but who were appointed by the Holding board of directors to consider and negotiate the transaction;

•	the special committee retained and was advised by its own independent financial advisor to assist it in evaluating the merger agreement and the merger and financial restructuring and provide it with financial advice and by legal counsel of its choice;

•	the benefits committee of Holding also retained and was advised by its own legal counsel and independent financial advisor to assist it in evaluating the merger agreement and the merger and financial restructuring on behalf of the stock bonus plan and the holders of each separate class of Holding’s stock by the participants in the plan;

•	the special committee, in consultation with the benefits committee, engaged in extensive negotiations and deliberations in evaluating the merger agreement and the merger and financial restructuring;

•	the fact that the value of the EMJ common stock for purposes of calculating the merger consideration and the exchange consideration will be determined in a public offering; and

•	the merger agreement and the merger and financial restructuring must be approved by: (a) a majority of the shares of Holding’s common stock and series B preferred stock voting together as a class, excluding the shares of such stock owned by Kelso and its affiliates, and (b) a majority of the shares of series A preferred stock voting separately as a class, excluding the shares of such stock owned by Kelso and its affiliates.

Holding’s board of directors discussed and determined that the considerations listed above address the material information and material factors considered by Holding’s board of directors in its consideration of the merger, including material factors that support the merger as well as those that may weigh against it, but concluded that in view of the variety of factors and the amount of information considered, it was not practicable to, and therefore, the board of directors did not, specifically make assessments of, quantify or otherwise assign relative weights to the various factors and analyses considered in reaching its determination. Holding’s board of directors acknowledged that in considering the material factors described above, individual members of Holding’s board of directors may have given different weight to different factors and it was not necessary that they agree on the weight assigned to various factors. Holding’s board of directors relied on the experience and expertise of Wachovia Securities, as financial advisor, for quantitative analysis of the financial terms of the merger. The determination was made after collectively considering all of these factors.

Holding’s board of directors recommends that our stockholders vote “FOR” the adoption and approval of the merger agreement and the merger and financial restructuring.

In considering the recommendation of Holding’s board of directors with respect to the merger agreement and the merger and financial restructuring, you should be aware that some directors and executive officers of Holding have interests in the merger and financial restructuring that are different from, or in addition to, the interests of Holding’s stockholders generally. See “Certain Relationships and Related Transactions” beginning on page 153.

Certain Projections

In connection with their review of the merger and financial restructuring and the approval of the terms and conditions of the transaction, the Holding board of directors asked management to prepare projections for calendar year 2005 and fiscal year 2006. These projections were updated in February 2005 in connection with the meetings of the benefits committee, the special committee and the board of directors of Holding held on March 3, 2005 to review the merger and financial restructuring. The projections and the updated projections were furnished to the members of Holding’s board of directors (which includes affiliates of Kelso) and to Wachovia Securities and Duff & Phelps. These projections were prepared on the assumption that EMJ would continue its business and operations as currently conducted.

The projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information or United States generally accepted accounting principles, consistently applied, and are included in this proxy statement/prospectus only because such information was provided to Holding’s financial advisors and affiliates of certain stockholders of Holding. These projections are forward-looking statements and are based on a number of expectations and assumptions with respect to industry performance, general business and economic conditions and other matters, including those discussed in EMJ’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004, under the heading “Forward-Looking Statements,” and are subject to significant economic and competitive uncertainties and contingencies, many of which are beyond EMJ’s and Holding’s control. There can be no assurance that the projections will be realized, and actual results may be materially higher or lower than those shown. The inclusion of these projections should not be regarded as an indication that EMJ or Holding, or their respective affiliates or representatives, considered or consider such data to be a reliable prediction of future events, and such data should not be relied upon as such. None of EMJ or Holding or any of their respective affiliates or representatives has made or makes any representations to any person regarding the ultimate performance of EMJ compared to the information contained in the projections, and none of them intends to provide any update or revision thereof. See “Risk Factors” beginning on page 21.

A summary of the key financial projections provided to Wachovia Securities, Duff & Phelps and the Holding board of directors prior to delivery by Wachovia Securities and Duff & Phelps of their fairness opinions on December 16, 2004, is set forth below. The projections do not give effect to the merger and financial restructuring or the public offering.

PROJECTED FINANCIAL INFORMATION

	CY 2005	FY 2006
	Dollars in Thousands
Revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$1,437,198	$1,401,055
Gross Profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	397,059	400,930
Total Expenses . . . . . . . . . . . . . . . . . . . . . . . . . .	239,819	273,168
Reported EBIT. . . . . . . . . . . . . . . . . . . . . . . . . . .	157,240	127,762

A summary of the updated financial projections provided to Wachovia Securities, Duff & Phelps and the Holding board of directors prior to the meetings on March 3, 2005, is set forth below.

UPDATED PROJECTED FINANCIAL INFORMATION

	CY 2005	FY 2006
	Dollars in Thousands
Revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$1,676,173	$1,645,748
Gross Profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	456,383	449,250
Total Expenses . . . . . . . . . . . . . . . . . . . . . . . . . .	269,933	261,268
Reported EBIT. . . . . . . . . . . . . . . . . . . . . . . . . . .	186,450	187,982

Opinion of Wachovia Capital Markets, LLC to the Special Committee of Earle M. Jorgensen Holding Company, Inc.

On August 25, 2003, the special committee retained Wachovia Securities to act as its financial advisor in connection with a possible financial restructuring of Holding. The special committee selected Wachovia Securities to act as its financial advisor based on Wachovia Securities’ qualifications, expertise and reputation and its knowledge of Holding’s and EMJ’s respective business and affairs. On August 20, 2004 and again on December 20, 2004, the special committee extended the engagement of Wachovia Securities to serve as its financial advisor in connection with the revised merger and financial restructuring transaction. On December 16, 2004, the special committee held a meeting, in which Wachovia Securities participated, to evaluate the merger and financial restructuring. At that meeting, Wachovia Securities rendered its oral opinion, confirmed in writing as of December 16, 2004, that, as of the date of its opinion, and subject to and based upon assumptions made, procedures followed, matters considered and limitations of the review undertaken, the aggregate consideration to be received by the stockholders of Holding, other than Kelso and its affiliates, in connection with the merger and financial restructuring pursuant to the merger agreement is fair, from a financial point of view, to such stockholders of Holding.

The full text of Wachovia Securities’ opinion, dated as of December 16, 2004, which is attached as Annex F to this proxy statement/prospectus, sets forth, among other things, the assumptions made, procedures followed, matters considered, and limitations of the review undertaken by Wachovia Securities, which are described below. You are urged to, and should, read Wachovia Securities’ opinion carefully and in its entirety.

Wachovia Securities’ opinion, which is directed to the special committee, addresses only the fairness, from a financial point of view, of the aggregate consideration to be received by the stockholders of Holding, other than Kelso and its affiliates, in connection with the merger and financial restructuring pursuant to the merger agreement.

With the consent of the special committee, Wachovia Securities’ opinion did not address Holding’s underlying business decision to proceed with or effect the merger and financial restructuring, nor did it constitute a recommendation to any Holding stockholder as to how any stockholder should vote with respect to the merger. Wachovia Securities was neither asked to, nor did it, offer any opinion as to any term of the merger agreement or the form of the merger and financial restructuring, other than as to the fairness, from a financial point of view, as of the date of the opinion and subject to and based on the assumptions made, procedures followed, matters considered and limitations of the review undertaken, of the aggregate consideration to be received by the stockholders of Holding, other than Kelso and its affiliates, in connection with the merger and financial restructuring pursuant to the merger agreement. In rendering its opinion, Wachovia Securities assumed, with the consent of the special committee, that each party to the merger agreement would comply with all the material terms of the merger agreement, including, without limitation, consummation of the transactions contemplated by the exchange agreement.

In arriving at its opinion, Wachovia Securities, among other things:

•	Reviewed the merger agreement and the exchange agreement, including the financial terms of the merger and the exchange.

•	Reviewed the initial filing of the registration statement on Form S-1 (dated October 1, 2004) for the proposed initial public offering and the draft of the second amendment to the registration statement of which this proxy statement/prospectus is a part (dated November 19, 2004) for the proposed merger and financial restructuring.

•	Reviewed certain business, financial, and other information regarding EMJ that was publicly available.

•	Reviewed certain business, financial, and other information regarding Holding and its prospects that was furnished to Wachovia Securities by, and that Wachovia Securities has discussed with, the management of Holding.

•	Reviewed certain business, financial, and other information regarding EMJ and its prospects that was furnished to Wachovia Securities by, and that Wachovia Securities has discussed with, the management of EMJ.

•	Compared certain business, financial, and other information regarding Holding with similar information regarding certain publicly traded companies that Wachovia Securities deemed relevant.

•	Compared the proposed financial terms of the merger agreement and the exchange agreement with the financial terms of certain other business combinations and transactions that Wachovia Securities deemed relevant.

•	Developed discounted cash flow models for Holding based upon management’s estimates.

•	Reviewed the potential pro forma impact of the merger on EMJ’s financial statements.

•	Reviewed the valuation of Holding’s capital stock as of March 31, 2003 prepared by Houlihan Lokey Howard & Zukin.

•	Reviewed the valuation of Holding’s capital stock as of March 31, 2004 prepared by Duff & Phelps.

•	Considered other information, such as financial studies, analyses, and investigations as well as financial, economic and market criteria, that Wachovia Securities deemed relevant.

In connection with its review, Wachovia Securities relied upon the accuracy and completeness of the foregoing financial and other information, and Wachovia Securities did not assume any responsibility for any independent verification of such information. Wachovia Securities relied upon assurances of the management of Holding and EMJ that they were not aware of any facts or circumstances that would make such information about Holding or EMJ inaccurate or misleading. With respect to projections and financial forecasts, Wachovia Securities relied on estimates prepared by management of Holding and EMJ. Wachovia Securities assumed that the projections, financial forecasts, estimates, judgments, and all assumptions expressed by management of Holding and EMJ were reasonably formulated and that they were the best currently available projections, financial forecasts, estimates and judgments of management of Holding and EMJ. Wachovia Securities discussed the projections, financial forecasts, estimates and judgments, as well as the assumptions on which they were based, with management of Holding and EMJ, but Wachovia Securities assumed no responsibility for, and expressed no view of, such projections, financial forecasts, estimates, judgments or the assumptions upon which they were based. In arriving at its opinion, Wachovia Securities did not conduct any physical inspection or assessment of the facilities of EMJ and did not make and was not provided with any evaluations or appraisals of the assets or liabilities of either of Holding or EMJ. Wachovia Securities relied on advice of counsel of Holding as to all legal matters with respect to Holding and the transactions contemplated by the merger agreement.

In rendering its opinion, Wachovia Securities assumed that the transactions contemplated by the merger agreement and the exchange agreement would be consummated on the terms described in the merger agreement and the exchange agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third-party consents or approvals, no restrictions would be imposed that would have a material adverse effect on such transactions or other actions contemplated by the merger agreement.

The opinion does not address any other aspect of the merger and financial restructuring or any related transaction, nor does the opinion address the merits of the underlying decision by Holding, the special committee or the board of directors of Holding to enter into the merger agreement nor the relative merits of the merger compared with other business strategies that may have been considered by Holding, the special committee and the board of directors of Holding.

Wachovia Securities’ opinion is necessarily based on economic, market, financial and other conditions and information that were made available to it and that could be evaluated as of December 16, 2004. Although subsequent developments may affect its opinion, Wachovia Securities does not have any obligation to update, revise or reaffirm its opinion.

The financial analyses summarized below include information presented in tabular format. Wachovia Securities believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analysis, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of Wachovia Securities’ financial analyses.

No limitations were imposed by the special committee on the scope of Wachovia Securities’ investigation or the procedures to be followed by Wachovia Securities in rendering its opinion. In connection with the preparation and delivery of its opinion, Wachovia Securities performed a variety of financial and comparative analyses, which are described below.

In arriving at its opinion, Wachovia Securities did not ascribe a specific range of value to Holding or EMJ, but rather made its determination on the basis of the multiple financial and comparative analyses described below. In addition, Wachovia Securities did not consider, nor did it express any opinion with respect to, the relative values, rights or priorities of the common stock, series A preferred stock or series B preferred stock of Holding compared to either or both such other class or classes of capital stock.

Summary of Analyses. The following is a summary of the material financial and comparative analyses utilized by Wachovia Securities in arriving at its opinion.

Comparable Public Companies Trading Multiples Analysis. Wachovia Securities compared financial and operating data of Holding to the following selected publicly traded companies in the distribution and value-added processing services industry for metal goods:

A.M. Castle & Co.	Reliance Steel & Aluminum Co.
Metals USA	Russel Metals, Inc.
Novamerican Steel, Inc.	Ryerson Tull, Inc.
Olympic Steel, Inc.	Worthington Industries, Inc.

Utilizing publicly available information for each of the comparable companies, Wachovia Securities calculated, among other things, the multiples, based upon closing stock prices on December 13, 2004, of enterprise value (defined as equity market value plus net debt) to earnings before interest, taxes, depreciation and amortization (EBITDA) for the latest 12 month (LTM) period, and enterprise value to estimated EBITDA for the 12 month periods ending December 31, 2004 (CY2004E EBITDA) and December 31, 2005 (CY2005E EBITDA).

The high, low and median multiples for the selected comparable companies were as follows:

Enterprise Value to LTM EBITDA(1)

High	7.0x
Low	3.4x
Median	4.1x

(1)	The relevant data for A.M. Castle & Co. was not included in this table because it was deemed outside a reasonable range of values.

Enterprise Value to CY2004E EBITDA(1)

High	10.5x
Low	2.9x
Median	4.2x

(1)	The relevant data for A.M. Castle & Co., Novamerican Steel, Inc., Olympic Steel, Inc. and Ryerson Tull Inc. were not included in this table. Analyst projections of EBITDA were not available through published sources for these companies.

Enterprise Value to CY 2005E EBITDA(1)

High	9.0x
Low	5.4x
Median	6.2x

(1)	The relevant data for A.M. Castle & Co., Novamerican Steel, Inc., Olympic Steel, Inc. and Ryerson Tull Inc. were not included in this table. Analyst projections of EBITDA were not available through published sources for these companies.

Discounted Cash Flow Analysis. Wachovia Securities performed discounted cash flow analyses to estimate a range of present enterprise values, assuming Holding continued to operate as a stand-alone entity. Wachovia Securities determined the range of present values of Holding by calculating the sum of (1) the present value of projected free cash flows of Holding over the four fiscal year period of Holding from 2006 through 2009, (2) the present value of the estimated perpetuity value of Holding in fiscal year 2009, and (3) the cash surrender value of the corporate-owned life insurance assets. In calculating a perpetuity value, Wachovia Securities assumed growth rates ranging from 1% to 5% during the perpetuity period, with particular focus on growth rates between 2% to 4%. The projected free cash flows and Adjusted EBITDA (as defined below) of Holding used by Wachovia Securities in its analysis were reviewed by management. The free cash flows and terminal value were discounted to present value using discount rates (based on the weighted average cost of capital) ranging from 8% to 12%, with particular focus on discount rates between 9% to 11%. Wachovia Securities viewed this range of discount rates as appropriate for companies with the risk characteristics of Holding and was based upon several factors, including Wachovia Securities’ knowledge of Holding and the industry in which it operates, the business risks of Holding, and the overall interest rate environment as of December 13, 2004.

Wachovia Securities utilized its discounted cash flow analysis to compute representative ranges of enterprise values for Holding. In computing the representative ranges of the value of the stock held by the stockholders of Holding, other than Kelso and its affiliates, before and after the merger and financial restructuring, including the consummation of the public offering, Wachovia Securities added to its computed representative range of enterprise value for Holding the cash surrender value of Holding’s company owned life insurance assets, deducted from that total the net debt of both Holding and EMJ, and then gave effect to the respective liquidation preferences of the series A preferred stock and series B preferred stock. Based upon the foregoing, before giving effect to the merger and financial restructuring, including the consummation of the public offering, Wachovia Securities determined that Holding had an enterprise value ranging from approximately $560 million to $819 million, resulting in a range of multiples of 3.7x to 5.4x to calendar year 2005 estimated Adjusted EBITDA of Holding.

The discounted cash flow analyses of Holding do not necessarily indicate actual values or actual future results and do not purport to reflect the prices at which any securities of Holding may trade at the present or at any time in the future. Discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the numerous assumptions that must be made, including earnings growth rates, perpetuity values and discount rates.

Comparable Transactions Analysis. Using publicly available information, Wachovia Securities considered selected transactions in the distribution and value-added processing services industry for metal goods that it deemed to be relevant. Specifically, Wachovia Securities reviewed the following transactions:

Target	Acquiror

Integris Metals Corp.	Ryerson Tull, Inc.
International Steel Group	Ispat International NV
Precision Strip Inc.	Reliance Steel & Aluminum Co.
Delta Tubular Processing	Lone Star Technologies Inc.
Leroux Steel, Inc.	Russel Metals, Inc.
Inland Steel, Inc.	Ryerson Tull, Inc.
Chatham Steel, Corp.	Reliance Steel & Aluminum Co.
Instel Southwest LP	Metals USA, Inc.

Using publicly available information concerning each of the target companies, Wachovia Securities calculated, based upon historical financial information for the latest reported 12 months immediately preceding the announcement of each of the transactions, the following multiples: enterprise value to LTM sales, and enterprise value to LTM EBITDA.

The high, low, median and mean multiples for the selected comparable transactions were as follows:

Enterprise Value to LTM Sales

High	2.1x
Low	0.2x
Median	0.6x
Mean	0.8x

Enterprise Value to LTM EBITDA

High	15.6x
Low	4.2x
Median	7.1x
Mean	8.9x

Wachovia Securities utilized its selected comparable public companies trading multiples, discounted cash flow and comparable transactions analyses to compute representative ranges of enterprise values for Holding. In computing the representative ranges of the value of the stock held by the stockholders of Holding, other than Kelso and its affiliates, before and after the merger and financial restructuring, including the consummation of the initial public offering, Wachovia Securities added to its computed representative range of enterprise value for Holding the cash surrender value of Holding’s company owned life insurance assets, deducted from that total the net debt of both Holding and EMJ, and then gave effect to the respective liquidation preferences of the series A preferred stock and series B preferred stock. Based upon the foregoing, before giving effect to the merger and financial restructuring, and applying enterprise value multiples of 5.5x to 7.5x to Holding’s estimated EBITDA, after deducting net income from the company owned life insurance assets and excluding certain non-recurring charges (the Adjusted EBITDA) for the calendar year ending December 31, 2005 (2005E), Wachovia Securities determined that the total value of the stock of Holding held by stockholders, other than Kelso and its affiliates, ranged from $149.8 million to $282.2 million, or 27.4% to 33.1% of Holding’s total stockholder value. After giving effect to the merger and financial restructuring, and using the same enterprise value multiples, assuming gross proceeds of $250 million from the initial public offering and using a 15% discount to EMJ’s equity value after the consummation of the initial public offering (as commonly applied by underwriters in initial public offerings), Wachovia Securities determined that the total value of EMJ common stock to be received by the stockholders of Holding, other than Kelso and its affiliates, would range from $68.5 million to $181.1 million, or 14.6% to 24.9% of EMJ’s total stockholder value.

Wachovia Securities also assessed the potential value of the stock held by the stockholders of Holding, other than Kelso and its affiliates, before and after the merger and financial restructuring, including the consummation of the initial public offering, as of the end of Holding’s fiscal years ending March 31, 2006 and March 31, 2007. Wachovia Securities applied a multiple of 5.5x to Adjusted EBITDA for the subsequent 12 month period, respectively, as projected by Holding, to compute the enterprise value of Holding for each such fiscal year. Wachovia Securities added to its computed representative range of enterprise value for Holding the cash surrender value of Holding’s company owned life insurance assets, deducted from that total the net debt of both Holding and EMJ, and then gave effect to the respective liquidation preferences of the series A preferred stock and series B preferred stock. The enterprise value as of the end of Holding’s fiscal years ending March 31, 2006 and March 31, 2007 declined from the enterprise value of Holding as of September 29, 2004 due to a projected decline in the Adjusted EBITDA over those periods as reflected in Holding’s projections.

Based upon the foregoing, before giving effect to the merger and the financial restructuring, Wachovia Securities determined that the total value of Holding common stock to be held by stockholders of Holding, other than Kelso and its affiliates, would decline from $149.8 million as of September 29, 2004 to $0.0, or 0.0% of Holding’s total stockholder value, as of March 31, 2006 and March 31, 2007. After giving effect to the merger and the financial restructuring, using the same enterprise value multiple and assuming gross proceeds of $250 million from the initial public offering, Wachovia Securities determined that the total value of EMJ common stock to be received by the stockholders of Holding, other than Kelso and its affiliates, would decline from $68.5 million as of September 29, 2004 to $33.7 million as of March 31, 2006 and $26.3 million as of March 31, 2007, or, in each case, 14.6% of EMJ’s total stockholder value. Wachovia Securities compared the values of the EMJ common stock to be held by EMJ stockholders other than Kelso and its affiliates, after giving effect to the merger and financial restructuring as of March 31, 2006 and March 31, 2007, with the total value of Holding common stock and preferred stock to be held by stockholders of Holding, other than Kelso and its affiliates, as of such dates if the merger and the financial restructuring did not occur and determined that the values of the EMJ common stock would be higher as of such dates than the values of the Holding securities.

Updated Analysis

On March 3, 2005, at the request of Holding, Wachovia Securities presented an updated analysis of the value of Holding’s common stock to the special committee and the board of directors of Holding.

Wachovia Securities’ updated analysis was based on the same methodology as described above, but took into account the current pricing and indicated valuation multiples for the identified comparable public companies, as well as revised financial projections for Holding as provided by management. Other key variables used in Wachovia Securities’ analysis, including the number of common and preferred shares outstanding, the number of options outstanding, Holding company debt and preferred stock values, including accruals of interest and dividends, and operating company debt and the book values of all current assets and current liabilities, were updated to reflect actual balances as of January 31, 2005, and the cash surrender value of corporate-owned life insurance was updated to reflect actual values as of December 31, 2004. Although accretion of interest and dividends on Holding’s subordinated debt, series A preferred stock, and series B preferred stock will be frozen as of September 29, 2004 for purposes of the merger and financial restructuring, for the purpose of its updated analysis Wachovia Securities assumed that such accretion continued through December 31, 2004 to reflect the estimated value of Holding’s common stock in the absence of the transaction. This assumption, regarding continued accretion of interest and dividends through December 31, 2004, in the absence of the merger and financial restructuring, had the effect of decreasing the estimated common equity value by approximately $15.0 million.

Comparable Public Companies Trading Multiples Analysis. Wachovia Securities’ updated comparable public companies trading multiples analysis was based on the same group of public companies as its prior analysis, but was updated to reflect market pricing and reported financial performance available as of March 1, 2005. Wachovia Securities compared financial and operating data of Holding to the following selected publicly traded companies in the distribution and value-added processing services industry for metal goods:

A.M. Castle & Co.	Reliance Steel & Aluminum Co.
Metals USA	Russel Metals, Inc.
Novamerican Steel, Inc.	Ryerson Tull, Inc.
Olympic Steel, Inc.	Worthington Industries, Inc.

Utilizing publicly available information for each of the comparable companies, Wachovia Securities calculated, among other things, the multiples, based upon closing stock prices on March 1, 2005, of enterprise value (defined as equity market value plus net debt) to earnings before interest, taxes, depreciation and amortization (EBITDA) for the latest 12 month (LTM) period, and enterprise value to estimated EBITDA for the 12 month periods ending December 31, 2005 (CY2005E EBITDA) and December 31, 2006 (CY2006E EBITDA).

The high, low and median multiples for the selected comparable companies were as follows:

Enterprise Value to LTM EBITDA(1)

High	7.6x
Low	3.5x
Median	5.4x

(1)	The relevant data for A.M. Castle & Co. was not included in this table because it was deemed outside a reasonable range of values.

Enterprise Value to CY2005E EBITDA(1)

High	6.9x
Low	5.8x
Median	6.0x

(1)	The relevant data for A.M. Castle & Co., Novamerican Steel, Inc., Olympic Steel, Inc. and Ryerson Tull Inc. were not included in this table. Analyst projections of EBITDA were not available through published sources for these companies.

Enterprise Value to CY 2006E EBITDA(1)

High	7.4x
Low	5.9x
Median	6.6x

(1)	The relevant data for A.M. Castle & Co., Novamerican Steel, Inc., Olympic Steel, Inc., Ryerson Tull, Inc., and Worthington Industries, Inc. were not included in this table. Analyst projections of EBITDA were not available through published sources for these companies.

Discounted Cash Flow Analysis. Based on the revised financial projections for Holding, and leaving other variables constant (i.e., assumptions regarding discount rates, long-term growth rates, and terminal capitalization multiples), Wachovia Securities determined that Holding had an enterprise value ranging from approximately $578 million to $837 million, resulting in a range of multiples of 2.6x to 3.8x to calendar year 2005 estimated Adjusted EBITDA of Holding.

The discounted cash flow analyses of Holding do not necessarily indicate actual values or actual future results and do not purport to reflect the prices at which any securities of Holding may trade at the present or at any time in the future. Discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the numerous assumptions that must be made, including earnings growth rates, perpetuity values and discount rates.

Comparable Transactions Analysis. Using publicly available information, Wachovia Securities considered selected transactions in the distribution and value-added processing services industry for metal goods that it deemed to be relevant. Specifically, Wachovia Securities reviewed the following transactions:

Target	Acquiror

Integris Metals Corp.	Ryerson Tull, Inc.
International Steel Group	Ispat International NV
Precision Strip Inc.	Reliance Steel & Aluminum Co.
Delta Tubular Processing	Lone Star Technologies Inc.
Leroux Steel, Inc.	Russel Metals, Inc.
Inland Steel, Inc.	Ryerson Tull, Inc.
Chatham Steel, Corp.	Reliance Steel & Aluminum Co.
Instel Southwest LP	Metals USA, Inc.

Using publicly available information concerning each of the target companies, Wachovia Securities calculated, based upon historical financial information for the latest reported 12 months immediately preceding the announcement of each of the transactions, the following multiples: enterprise value to LTM sales, and enterprise value to LTM EBITDA.

The high, low, median and mean multiples for the selected comparable transactions were as follows:

Enterprise Value to LTM Sales

High	2.1x
Low	0.2x
Median	0.6x
Mean	0.8x

Enterprise Value to LTM EBITDA

High	15.6x
Low	4.2x
Median	7.1x
Mean	8.9x

Wachovia Securities utilized its selected comparable public companies trading multiples, discounted cash flow and comparable transactions analyses to compute representative ranges of enterprise values for Holding. In computing the representative ranges of the value of the stock held by the stockholders of Holding, other than Kelso and its affiliates, before and after the merger and financial restructuring, including the consummation of the initial public offering, Wachovia Securities added to its computed representative range of enterprise value for Holding the cash surrender value of Holding’s company owned life insurance assets, deducted from that total the net debt of both Holding and EMJ, and then gave effect to the respective liquidation preferences of the series A preferred stock and series B preferred stock. Based upon the foregoing, before giving effect to the merger and financial restructuring, and applying enterprise value multiples of 4.0x to 6.0x to Holding’s estimated EBITDA, after deducting net income from the company owned life insurance assets and excluding certain non-recurring charges (the Adjusted EBITDA) for the calendar year ending December 31, 2005 (2005E), Wachovia Securities determined that the total value of the stock of Holding held by stockholders, other than Kelso and its affiliates, ranged from $150.9 million to $343.6 million, or 26.7% to 34.0% of Holding’s total stockholder value. After giving effect to the merger and financial restructuring, and using the same enterprise value multiples, assuming gross proceeds of $250 million from the initial public offering and using a 15% discount to EMJ’s equity value after the consummation of the initial public offering (as commonly applied by underwriters in initial public offerings), Wachovia Securities determined that the total value of EMJ common stock to be received by the stockholders of Holding, other than Kelso and its affiliates, would range from $73.7 million to $237.6 million, or 15.3% to 27.6% of EMJ’s total stockholder value.

Wachovia Securities also assessed the potential value of the stock held by the stockholders of Holding, other than Kelso and its affiliates, before and after the merger and financial restructuring, including the consummation of the initial public offering, as of the end of Holding’s fiscal years ending March 31, 2006 and March 31, 2007. Wachovia Securities applied a multiple of 4.0x to Adjusted EBITDA for the subsequent 12 month period, respectively, as projected by Holding, to compute the enterprise value of Holding for each such fiscal year. Wachovia Securities added to its computed representative range of enterprise value for Holding the cash surrender value of Holding’s company owned life insurance assets, deducted from that total the net debt of both Holding and EMJ, and then gave effect to the respective liquidation preferences of the series A preferred stock and series B preferred stock. The enterprise value as of the end of Holding’s fiscal years ending March 31, 2006 and March 31, 2007 declined from the enterprise value of Holding as of December 31, 2004 due to a projected decline in the Adjusted EBITDA over those periods as reflected in Holding’s projections.

Based upon the foregoing, before giving effect to the merger and the financial restructuring, Wachovia Securities determined that the total value of Holding common stock to be held by stockholders of Holding, other than Kelso and its affiliates, would decline from $150.9 million as of December 31, 2004 to $0.0, or 0.0% of Holding’s total stockholder value, as of March 31, 2006 and March 31, 2007. After giving effect to the merger and the financial restructuring, using the same enterprise value multiple and assuming gross proceeds of $250 million from the initial public offering, Wachovia Securities determined that the total value of EMJ common stock to be received by the stockholders of Holding, other than Kelso and its affiliates, would decline from $73.7 million as of December 31, 2004 to $7.7 million as of March 31, 2006 and $2.0 million as of March 31, 2007, or, in each case, 15.3% of EMJ’s total stockholder value. Wachovia Securities compared the values of the EMJ common stock to be held by EMJ stockholders other than Kelso and its affiliates, after giving effect to the merger and financial restructuring as of March 31, 2006 and March 31, 2007, with the total value of Holding common stock and preferred stock to be held by stockholders of Holding, other than Kelso and its affiliates, as of such dates if the merger and the financial restructuring did not occur and determined that the values of the EMJ common stock would be higher as of such dates than the values of the Holding securities.

Conclusion. In presenting its updated analysis on March 3, 2005, Wachovia Securities did not render an updated opinion as to the fairness of the merger and financial restructuring.

General. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Wachovia Securities did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

In performing its analyses, Wachovia Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Holding’s and EMJ’s control. No company, transaction or business used in the analyses described above is identical to Holding or the proposed merger. Any estimates contained in Wachovia Securities’ analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of Wachovia Securities’ analysis of the fairness, from a financial point of view, as of the date of the opinion and subject to and based on the assumptions made, procedures followed, matters considered and limitations of the review undertaken, of the aggregate consideration to be received by the stockholders of Holding, other than Kelso and its affiliates, in connection with the merger pursuant to the terms of the merger agreement and were conducted in connection with the delivery by Wachovia Securities of its opinion dated as of December 16, 2004, to the special committee.

The consideration to be paid to stockholders of Holding in the merger agreement was determined through negotiations among Holding, EMJ and EMJ Metals LLC, members of their respective senior management teams and their respective advisors, and was approved by the special committee and the board of directors of Holding. Wachovia Securities did not recommend any specific consideration to Holding or that any given consideration constituted the only appropriate consideration for the merger and financial restructuring.

Wachovia Securities’ opinion to the special committee was one of the many factors taken into consideration by the special committee and the board of directors of Holding in making their determination to approve the merger. Wachovia Securities’ analyses summarized above should not be viewed as determinative of the opinion of the special committee or the board of directors of Holding with respect to Holding’s value or of whether the special committee or the board of directors of Holding would have been willing to consider different financial terms for the merger and financial restructuring.

Wachovia Securities is a nationally recognized investment banking and advisory firm and a subsidiary of Wachovia Corporation. Wachovia Securities, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Wachovia Securities sold its limited partner position in Kelso Investment Associates VI, L.P., a Delaware limited partnership, in January 2003 to an investor that is unaffiliated with Wachovia Securities, Holding or EMJ, and Wachovia Securities and its affiliates currently have outstanding loan commitments to several portfolio companies of Kelso. Wachovia Securities and its affiliates (including Wachovia Corporation and its affiliates) have provided and may in the future provide banking services, including, but not limited to, investment banking services, to Holding, EMJ or Kelso and its affiliates for which it has been or will be paid fees. Prior to July 2002, when Wachovia Securities was asked to meet with our senior management and review Holding’s capital structure and evaluate strategic alternatives, Wachovia Securities and its various predecessor firms provided advisory services to two companies owned or controlled by Kelso and its affiliates and were paid an investment banking fee in connection with those services. In November 2003, Peebles, Inc., a portfolio company of a Kelso affiliate, engaged Wachovia Securities in connection with its sale to Stage Stores, Inc. and paid Wachovia Securities an investment banking fee upon the closing of that transaction in November 2003.

Holding has paid Wachovia Securities a fee of $100,000, which represented a non-refundable advisory fee paid to Wachovia Securities upon its acceptance of the engagement. The full amount of this fee became fully earned and payable at the time Wachovia Securities accepted the engagement, and no part of such fee was contingent upon the delivery of a fairness opinion by Wachovia Securities or the approval or consummation of the merger and the exchange. Holding also paid Wachovia Securities an additional non-refundable cash fee of $75,000 per month (commencing on March 1, 2004) up to the maximum aggregate amount of $225,000. In addition, Holding paid Wachovia Securities a fee of $500,000, which represented a non-refundable cash fee paid to Wachovia Securities upon the delivery of its fairness opinion to the special committee. The full amount of this fee became fully earned and payable at the time Wachovia Securities rendered its fairness opinion, and no part of such fee was contingent upon the approval or consummation of the merger and the exchange. Holding has also agreed to pay Wachovia Securities an additional fee of approximately $325,000 for its financial advisory services in connection with the merger and financial restructuring, which additional fee is contingent on the consummation of the merger and financial restructuring. If the merger and financial restructuring is consummated, Wachovia Securities will be entitled to aggregate compensation of $1,150,000. Holding has also agreed to reimburse Wachovia Securities for its expenses incurred in performing its services and to indemnify Wachovia Securities and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Wachovia Securities or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Wachovia Securities’ engagement and any related transactions.

Opinion of Duff & Phelps, LLC to the Benefits Committee and Board of Directors of Earle M. Jorgensen Holding Company, Inc.

On October 1, 2003, Holding’s benefits committee retained Duff & Phelps to provide financial advisory services with respect to the proposed transaction and to render an opinion as to the fairness of the proposed transaction, from a financial point of view, to the participants in the stock bonus plan. On December 11, 2003, Duff & Phelps delivered its final presentation and a written opinion letter to the benefits committee in connection with the merger and financial restructuring as originally proposed. Duff & Phelps continued to provide financial advisory services in connection with discussions with the DOL and negotiations with Kelso on a revised merger and financial restructuring. On October 21, 2004, Holding’s benefits committee formally extended its retention of Duff & Phelps to provide financial advisory services with respect to the revised merger and financial restructuring transaction and to render an opinion as to the fairness of the revised transaction, from a financial point of view, to the participants in the stock bonus plan.

On December 14, 2004, Duff & Phelps delivered a draft written summary presentation of its underlying analysis to the benefits committee. On December 15, 2004, Duff & Phelps participated in a conference call with the benefits committee to discuss its previously transmitted written presentation and to answer any questions regarding its analysis and conclusions. On December 16, 2004, Duff & Phelps participated in two additional conference calls with the special committee and the board of directors of Holding, also to discuss its previously transmitted written presentation and to answer any questions regarding its analysis and conclusions. On December 16, 2004, Duff & Phelps delivered its final presentation and written opinion letter to the benefits committee stating, in part, that as of December 16, 2004 and based upon and subject to the factors and assumptions set forth in its opinion: (1) the aggregate consideration to be received by the stock bonus plan in connection with the merger and financial restructuring of Holding and its subsidiaries and the public offering is fair to the stock bonus plan and its participants from a financial point of view, and (2) the consideration to be received by the stock bonus plan pursuant to the merger agreement in exchange for the series A preferred stock, series B preferred stock and Holding common stock, considered independently in each case, is not less than the respective fair market value of such securities.

The full text of Duff & Phelps’ opinion, dated as of December 16, 2004, which is attached as Annex G to this proxy statement/prospectus, sets forth, among other things, the assumptions made, procedures followed, matters considered, and limitations of the review undertaken by Duff & Phelps, which are described below. You are urged to, and should, read Duff & Phelps’ opinion carefully and in its entirety.

In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries, as it deemed necessary and appropriate under the circumstances. Duff & Phelps’ due diligence with regard to the merger and financial restructuring included, but was not limited to, the items summarized below.

•	Held discussions with the following individuals at EMJ:

•	Mr. Maurice S. Nelson, Jr., president, chief executive officer and chief operating officer

•	Mr. R. Neil McCaffery, executive vice president

•	Mr. William S. Johnson, chief financial officer and vice president

•	Subsequent telephonic discussions were held with EMJ management; members of the benefits committee; O’Melveny & Meyers, legal counsel to the benefits committee; members of the special committee of Holding’s board of directors; Katten Muchin Zavis Rosenman, legal counsel to the special committee; and Wachovia Securities, financial advisor to the special committee;

•	Visited EMJ’s headquarters in Lynwood, California;

•	Reviewed relevant agreements, including, but not limited to:

•	Agreement and Plan of Merger and Reorganization (draft—dated November 9, 2004);

•	Exchange Agreement (draft—dated November 10, 2004);

•	Form S-4 Registration Statement, including Amendments thereto (draft—dated December 16, 2004);

•	Amended and Restated Certificate of Incorporation of Earle M. Jorgensen Company;

•	Stockholders Agreement of Earle M. Jorgensen Company;

•	Consent Order and Release by and between Elaine L. Chao, Secretary of the United States Department of Labor and EMJ dated January 27, 2003;

•	Amended Consent Order (draft—dated November 17, 2004); and

•	Lock-Up Agreement (draft—dated October 2004);

•	Reviewed the valuation of Holding capital stock as of March 31, 2003 and March 31, 2004 prepared by Houlihan, Lokey, Howard & Zukin and Duff & Phelps, respectively;

•	Reviewed EMJ’s financial statements and Commission filings, including the annual report on Form 10-K for the years ended March 31, 2001 through 2004 and quarterly reports on Form 10-Q for the periods ended September 29, 2003 and 2004;

•	Reviewed Holding’s audited financial statements for the fiscal years ended March 31, 2001 through 2004;

•	Reviewed Holding’s internal financial statements for the fiscal years ended March 31, 2001 through 2004 and the six-month periods ended September 29, 2003 and 2004;

•	Reviewed financial projections prepared by EMJ management for the fiscal years ended March 31, 2005 through 2008 and for the calendar year ended December 31, 2005;

•	Reviewed and analyzed market trading prices and indicated valuation metrics for comparable public companies;

•	Reviewed other operating, financial and legal information regarding EMJ and Holding;

•	Reviewed pertinent economic and industry information; and

•	Reviewed and prepared other studies, analyses and investigations as Duff & Phelps deemed appropriate.

Duff & Phelps also took into account its assessment of general economic, market and financial conditions, and its experience in securities and business valuation, in general, and with respect to transactions similar to the merger and financial restructuring. In particular. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of EMJ’s or Holding’s solvency or of any specific assets or liabilities (contingent or otherwise). Duff & Phelps’ opinion should not be construed as a credit rating, solvency opinion, an analysis of EMJ’s or Holding’s credit worthiness or otherwise as tax advice or as accounting advice. In rendering its opinion, Duff & Phelps relied upon the fact that the benefits committee, EMJ and Holding have been advised by counsel as to all legal matters with respect to the merger and financial restructuring, including whether all procedures required by law to be taken in connection with the merger and financial restructuring have been duly, validly and timely taken; and Duff & Phelps did not make, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In preparing its forecasts, performing its analysis and rendering its opinion with respect to the merger and financial restructuring, Duff & Phelps: (1) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including EMJ and Holding management, and did not attempt to independently verify such information, (2) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same, and (3) assumed that the final versions of all documents reviewed by them in draft form conform in all material respects to the drafts reviewed. Duff & Phelps’ opinion further assumes that information supplied and representations made by EMJ and Holding management are substantially accurate regarding EMJ, Holding, and the merger and financial restructuring. Neither Holding management nor its board of directors placed any limitations upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its opinion.

In its analysis and in connection with the preparation of its opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the merger and financial restructuring. Duff & Phelps has also assumed that all of the conditions precedent required to implement the merger and financial restructuring will be satisfied and that the merger and financial restructuring will be completed in accordance with the merger agreement that was provided for its review.

The basis and methodology for Duff & Phelps’ opinion have been designed specifically for the express purposes of the benefits committee, the special committee and the board of directors and may not translate to any other purposes.

To the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps’ opinion is based proves to be untrue in any material respect, its opinion cannot and should not be relied upon.

Duff & Phelps prepared its opinion effective as of December 16, 2004. The opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps’ opinion should not be construed as creating any fiduciary duty on Duff & Phelps’ part to any party.

Duff & Phelps’ opinion is not a recommendation as to how any stockholder should vote or act with respect to any matters relating to the merger and financial restructuring, or whether to proceed with the merger and financial restructuring or any related transaction, nor does it indicate that the consideration received is the best possible attainable under any circumstances. The decision as to whether to proceed with the merger and financial restructuring or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Duff & Phelps’ opinion is based. As a result, the opinion and presentation of Duff & Phelps was only one of many factors taken into consideration by the benefits committee, the special committee and the board of directors in making their respective determinations with respect to the merger and financial restructuring.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In addition, the process of preparing a fairness opinion necessarily requires a broad range of subjective judgments with respect to appropriate comparable companies, appropriate multiples of various selected financial data, appropriate discount rates and other financial and other factors. Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the merger and financial restructuring. Analyses and estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

In preparing its opinion, Duff & Phelps performed certain financial and comparative analyses summarized in the following paragraphs. Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors it considered, without considering all such analyses and factors, could create an incomplete view of the analyses and the process underlying its opinion. While the conclusions reached in connection with each analysis were considered carefully by Duff & Phelps in arriving at its opinion, Duff & Phelps made various subjective judgments in arriving at its opinion and did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion. Although these paragraphs include some information in tabular format, those tables are not intended to stand alone, and must be read together with the full text of each summary and the limitations and qualifications in the opinion.

Duff & Phelps’ analysis was comprised of two primary components: (1) an analysis of the probable range of fair market value of Holding’s securities on a pre-transaction basis, and (2) an analysis of the fair market value of the consideration to be received by the stock bonus plan assuming the consummation of the merger and financial restructuring.

In its pre-transaction analysis, Duff & Phelps derived a range of enterprise values for EMJ’s operations using a discounted cash flow analysis, a comparable public company analysis and a comparable transaction analysis. Each of these analyses is summarized below.

Discounted Cash Flow Analysis. Duff & Phelps performed a discounted cash flow analysis to derive indications of total enterprise value. A discounted cash flow analysis is designed to provide insight into the intrinsic value of a business based on the projected earnings and capital requirements as well as the net present value of projected debt-free cash flows. Duff & Phelps based its discounted cash flow analysis on projections of debt-free cash flows of Holding for the remainder of fiscal 2005 and fiscal years ending March 31, 2006 through 2008. These projections were provided by Holding’s management and were not independently verified by Duff & Phelps. In its analysis, Duff & Phelps used discount rates ranging from 10.0% to 11.0% to reflect the overall risk associated with Holding’s operations and financial performance. Duff & Phelps calculated a terminal value at the end of 2008 using two methods: a constant growth dividend discount model, which incorporated a range of perpetuity growth rates from 4.5% to 5.5%, and the capitalization of EBITDA method using an EBITDA multiple in the range of 7.5x to 8.5x.

Duff & Phelps’ discounted cash flow analysis yielded a total enterprise value for Holding ranging from $668 million to $859 million.

Comparable Public Company Analysis. Duff & Phelps’ comparable company analysis was based on a selected group of comparable public companies. No company used in this analysis is identical to Holding, and, accordingly, a comparable company analysis involves complex and subjective considerations and judgments concerning differences in financial and operating characteristics of businesses and other factors that affect trading prices of the various companies being compared.

In the selection of comparable public companies, Duff & Phelps used multiple databases to identify domestic public companies that are the most similar to EMJ from an investment perspective. It is unusual that any public company is identical, or a close substitute, for a private company. Typically, however, public companies can be identified which have a similar product line, customer base, or other business attributes which would cause an investor to group the companies in the same broad industry class for investment purposes. Duff & Phelps ultimately included the eleven companies listed below in the comparison group based on their investment risks, products and services offered, and target markets:

• A. M. Castle & Co.	• Olympic Steel, Inc.
• Commercial Metals Company	• Quanex Corporation
• Friedman Industries, Incorporated	• Reliance Steel and Aluminum Co.
• Gibraltar Industries, Inc.	• Ryerson Tull, Inc.
• Metals USA, Inc.	• Steel Technologies Inc.
• Novamerican Steel Inc.

Duff & Phelps then compared selected financial information of Holding with corresponding data of the selected comparable public companies. Duff & Phelps derived valuation multiples based on the ratio of total enterprise value to latest 12 months EBITDA and earnings before interest and taxes (EBIT) and total enterprise value to projected calendar year 2005 EBITDA and EBIT. The table below summarizes the valuation multiples for the eleven comparable public companies:

Company Name	Enterprise Value	Enterprise Value as a Multiple of
		LTM EBITDA		Projected EBITDA		LTM EBIT		Projected EBIT
A.M. Castle & Co.	$281	3.8	x	NA		4.4	x	NA
Commercial Metals Company	1,649	4.7		4.4	x	5.8		5.4	x
Friedman Industries, Incorporated	57	8.7		NA		10.1		NA
Gibraltar Industries, Inc.	942	8.4		7.2		10.7		8.8
Metals USA, Inc.	550	3.8		5.7		3.8		5.8
Novamerican Steel Inc.	397	3.9		NA		4.2		NA
Olympic Steel, Inc.	316	3.5		3.5		3.9		3.9
Quanex Corporation	1,195	8.1		8.0		12.1		12.1
Reliance Steel & Aluminum Co.	1,741	5.2		6.5		6.0		7.9
Ryerson Tull, Inc.	792	2.2		7.9		2.3		10.1
Steel Technologies Inc.	422	5.9		5.1		7.4		6.3

Mean	$758	5.3	x	6.1	x	6.4	x	7.5	x
Median	$550	4.7	x	6.1	x	5.8	x	7.1	x

Notes:

NA =  Not available. Analyst projections of EBITDA and EBIT were not available through published sources for A.M. Castle & Co, Friedman Industries, and Novamerican Steel.

LTM EBITDA and EBIT Multiples have been adjusted for LIFO charges, if any.

Based on an assessment of current valuation multiples and a comparison of Holding with the selected public companies in terms of size, growth, profitability and other relevant quantitative and qualitative factors, Duff & Phelps selected the following ranges of valuation multiples for Holding: 4.5x to 5.0x latest 12 months EBITDA; 5.5x to 6.0x projected calendar year 2005 EBITDA; 5.0x to 5.5x latest 12 months EBIT; and 6.0x to 6.5x projected calendar year 2005 EBIT.

Duff & Phelps then applied the selected valuation multiples to Holding’s adjusted EBITDA and EBIT for the twelve months ended September 29, 2004 as well as projected EBITDA and EBIT for calendar year ending December 31, 2005 as provided by management. Both EBITDA and EBIT as reported in Holding’s financial statements were adjusted by Duff & Phelps to remove the effect of certain non-recurring expenses, and also to remove the effect of any income and expenses associated with Holding’s corporate-owned life insurance, which was accounted for separately in the analysis. In addition, with respect to latest 12 months EBIT and EBITDA, Duff & Phelps made an adjustment to remove LIFO reserve expenses from Holding’s income as well as that of the selected comparable companies. The application of selected multiples to the relevant financial measures is summarized in the table below.

(in $000s)	Representative Level		Selected Range of Valuation Multiples		Indicated Range of Enterprise Values
EBITDA—LTM	$164,100	×	4.5x–5.0x	=	$738,450–$820,500
EBITDA—Projected Calendar 2005	$151,500	×	5.5x–6.0x	=	$833,250–$909,000
EBIT—LTM	$152,700	×	5.0x–5.5x	=	$763,500–$839,850
EBIT—Projected Calendar 2005	$138,600	×	6.0x–6.5x	=	$831,600–$900,900

As shown above, Duff & Phelps’ comparable company analysis yielded a total enterprise value for Holding ranging from $738 million to $909 million. Duff & Phelps did not consider any one of these value indications to be any more or less significant than any other indication in arriving at its conclusions.

Comparable Transaction Analysis. Similar to the comparable public company analysis, Duff & Phelps used multiple databases and resources to identify comparable controlling interest transactions involving companies with similar product lines, customers, or other business attributes. Duff & Phelps identified seven pending or completed comparable transactions for which adequate financial data was available.

The range of valuation multiples identified from the controlling transaction search was not used to directly value Holding. Instead, the range of valuation multiples was examined in conjunction with the discounted cash flow and comparable company analyses to assess the reasonableness of the concluded value of Holding. After consideration of various factors, including differences in business characteristics and company specific profitability, as well as changes in industry-wide conditions since the announcement of the identified transactions, it was Duff & Phelps’ opinion that the observed transaction multiples provided reasonable support for its valuation conclusions under the above-described methodologies.

Concluded Range of Enterprise Values—Operations. Based on its discounted cash flow and comparable public company analyses, Duff & Phelps determined that a range of enterprise values from $715 million to $860 million was reasonable.

Adjustments to Enterprise Value. To allocate total enterprise value across Holding’s preferred and common equity securities, Duff & Phelps reduced its concluded enterprise values by the amount of operating company debt and the September 29, 2004 balance of the Holding debt, net of cash. This resulted in total equity value ranging from $120.1 million to $265.1 million. Next, Duff & Phelps added the $46.2 million cash surrender value of Holding’s corporate-owned life insurance policy to arrive at a range of total equity values between $166.3 million and $311.3 million, which was then allocated among the series A preferred stock, series B preferred stock and common stock.

Preferred Stock Analysis. In connection with ongoing administration of the stock bonus plan, Duff & Phelps prepared an appraisal of the series A preferred stock as of March 31, 2004. The appraised value as of that date was $749.42 per share. Duff & Phelps determined that any change in value since March 31, 2004 is solely attributable to the passage of time and the accompanying accretion of additional dividends. Additional accretion at 18% per annum was calculated from March 31, 2004 to September 29, 2004, resulting in a value of $816.68 per share, or an aggregate value of $48.98 million based on 59,971 shares issued and outstanding.

Duff & Phelps followed the same methodology in determining the fair market value of the series B preferred stock. However, on September 29, 2004—the cut-off date for dividend accretion under the terms of the merger and financial restructuring—dividends on the series B preferred stock were paid by Holding in the form of additional shares of such stock. Because dividends are current as of the cut-off date, Duff & Phelps valued the series B preferred stock at its liquidation preference of $1,000 per share, or an aggregate value of $28.72 million based on 28,718 shares issued and outstanding.

Concluded Range of Common Equity Values. Duff & Phelps’ determination of common equity value was derived by deducting the aggregate value of series A preferred stock and series B preferred stock from the total equity value. Duff & Phelps also deducted its estimated value of outstanding common stock options. Common stock options were valued in a range from $6.9 million to $28.5 million using the Black-Scholes option valuation model. Based on the range of total equity value outlined above, Duff & Phelps determined that the aggregate value of Holding’s common equity ranged from $81.7 to $205.1 million on a fully diluted basis.

Finally, dividing its concluded fully diluted common equity value by 16.69 million common shares resulted in rounded values ranging from $5.00 per share to $12.25 per share on a pre-transaction, fully diluted basis.

It should be noted that Duff & Phelps’ calculation of per share value is based on 16.69 million shares of common stock, which includes 11.25 million shares issued and outstanding, 2.94 million shares underlying warrants, and the special contribution of 2.50 million shares. The special contribution shares were included in this calculation based on Duff & Phelps’ understanding that Holding and the DOL will enter into the amended consent order, and Holding will commit to making the related special contribution, regardless of whether or not the merger and financial restructuring is completed.

Conclusion

Duff & Phelps’ fairness opinion conclusion was based on an assessment of the total consideration to be received for each class of security, and the stock bonus plan as a whole, and a comparison of such consideration with the value of participants’ holdings on a pre-transaction basis.

With regard to both classes of Holding preferred stock, holders will receive a combination of cash and EMJ common stock with a total value equal to the September 29, 2004 fair market value of their pre-transaction holdings. Duff & Phelps reasoned that because a portion of the consideration will consist of cash, and because the number of shares of EMJ common stock that will be received as the non-cash portion of the consideration will be determined based on a market price, that total consideration will, by definition, represent market value. Based on the foregoing, as long as the public offering takes place within the size and pricing parameters set forth as conditions to closing, it was Duff & Phelps opinion that the series A preferred stock and series B preferred stock will receive consideration that is not less than their respective fair market values.

With respect to holders of Holding common stock, the consideration to be received is limited to an exchange for new EMJ common stock. Duff & Phelps further reasoned that if the new EMJ common stock, which will also be sold to the public and used to redeem the Holding notes and preferred stock, were priced too low, then existing Holding common stock holders would be unfairly diluted and the value of their existing holdings would decrease. However, as long as the offering price is determined in the open market and is equal to or greater than $5.00 per share, then by definition all securities will have been sold and/or exchanged at their fair market value.

Updated Analysis

On March 3, 2005, at the request of Holding, Duff & Phelps presented an updated analysis of the value of Holding’s common stock to the benefits committee, the special committee, and the board of directors of Holding.

Duff & Phelps’ updated analysis was based on the same methodology as described above, but took into account the current pricing and indicated valuation multiples for the identified comparable public companies, as well as revised financial projections for Holding as provided by management. Other key variables used in Duff & Phelps’ analysis, including the number of common and preferred shares outstanding, the number of options outstanding, the cash surrender value of corporate-owned life insurance, Holding company debt and preferred stock values, including accruals of interest and dividends, and operating company debt and the book values of all current assets and current liabilities, were also updated to reflect actual balances as of December 31, 2004. Although accretion of interest and dividends on the Holding notes, series A preferred stock, and series B preferred stock will be frozen as of September 29, 2004 for purposes of the merger and financial restructuring, for the purpose of its updated analysis Duff & Phelps assumed that such accretion continued through December 31, 2004 to reflect the estimated value of Holding’s common stock in the absence of the transaction. The assumption regarding continued accretion of interest and dividends through December 31, 2004 had the effect of decreasing the estimated aggregate value of common equity by approximately $14.5 million, or approximately $1.00 per share on a fully diluted basis.

Discounted Cash Flow Analysis. Based on the revised financial projections for Holding, and leaving other variables constant (i.e. assumptions regarding discount rates, long-term growth rates, and terminal capitalization multiples), Duff & Phelps’ discounted cash flow analysis yielded a total enterprise value for Holding ranging from $706 million to $899 million.

Comparable Public Company Analysis. Duff & Phelps’ updated comparable company analysis was based on the same group of public companies as its prior analysis, but was updated to reflect market pricing and reported financial performance available as of February 28, 2005.

The table below summarizes updated valuation multiples for the selected comparable companies based on the ratio of total enterprise value to latest 12 months EBITDA and earnings before interest and taxes (EBIT) and total enterprise value to projected calendar year 2005 EBITDA and EBIT:

	Enterprise Value	Enterprise Value as a Multiple of
Company Name		LTM EBITDA		Projected EBITDA		LTM EBIT		Projected EBIT
A.M. Castle & Co.	$355	4.8	x	NA		5.5	x	NA
Commercial Metals Company	2,635	5.1		5.8		5.9		7.0
Friedman Industries, Incorporated	57	5.1		NA		5.6		NA
Gibraltar Industries, Inc.	1,030	8.8		7.9		11.1		9.8
Metals USA, Inc.	752	4.3		7.6		4.3		7.8
Novamerican Steel Inc.	907	7.2		NA		7.7		NA
Olympic Steel, Inc.	345	3.1		3.9		3.3		4.3
Quanex Corporation	1,554	9.2		5.8		13.0		7.1
Reliance Steel & Aluminum Co.	1,924	4.2		6.9		4.6		8.3
Ryerson Tull, Inc.	866	2.2		8.5		2.3		10.7
Steel Technologies Inc.	531	5.9		6.0		7.1		7.1

Mean	$996	5.4	x	6.5	x	6.4	x	7.8	x
Median	$866	5.1	x	6.4	x	5.6	x	7.5	x

Notes:

NA = Not available. Analyst projections of EBITDA and EBIT were not available through published sources for A.M. Castle & Co., Friedman Industries and Novamerican Steel.

LTM EBITDA and EBIT Multiples have been adjusted for LIFO charges, if any.

Based on an assessment of current valuation multiples and a comparison of Holding with the selected public companies in terms of size, growth, profitability and other relevant quantitative and qualitative factors, Duff & Phelps selected the following ranges of valuation multiples for Holding: 4.0x to 4.5x latest 12 months EBITDA; 5.0x to 5.5x projected calendar year 2005 EBITDA; 4.5x to 5.0x latest 12 months EBIT; and 5.5x to 6.0x projected calendar year 2005 EBIT.

Duff & Phelps then applied the selected valuation multiples to Holding’s adjusted EBITDA and EBIT for the twelve months ended December 31, 2004 as well as projected EBITDA and EBIT for calendar year ending December 31, 2005 as provided by management. As with the prior analysis, both EBITDA and EBIT as reported in Holding’s financial statements were adjusted by Duff & Phelps to remove the effect of certain non-recurring expenses, and also to remove the effect of any income and expenses associated with Holding’s corporate-owned life insurance, which was accounted for separately in the analysis. With respect to latest 12 months EBIT and EBITDA, Duff & Phelps made an adjustment to remove LIFO reserve expenses from Holding’s income as well as that of the selected comparable companies. With respect to Projected Calendar 2005 EBIT and EBITDA, Duff & Phelps did not make any adjustment to remove LIFO reserve expenses from Holding’s income or from the income of the selected comparable companies, because such information was not available. The application of selected multiples to the relevant financial measures is summarized in the table below.

(in $000s)	Representative Level		Selected Range of Valuation Multiples		Indicated Range of Enterprise Values
EBITDA—LTM	$212,600	x	4.00x - 4.50x	=	$850,400 - $ 956,700
EBITDA—Projected Calendar 2005	$189,300	x	5.00x - 5.50x	=	$946,500 - $1,041,150
EBIT—LTM	$201,000	x	4.50x - 5.00x	=	$904,500 - $1,005,000
EBIT—Projected Calendar 2005	$176,000	x	5.50x - 6.00x	=	$972,400 - $1,060,800

As shown above, Duff & Phelps’ comparable company analysis yielded a total enterprise value for Holding ranging from $850 million to $1.06 billion. Duff & Phelps did not consider any one of these value indications to be any more or less significant than any other indication in arriving at its conclusions.

Concluded Range of Enterprise Values—Operations. Based on its discounted cash flow and comparable public company analyses, Duff & Phelps determined that a range of enterprise values from $790 million to $925 million was reasonable.

Adjustments to Enterprise Value. To allocate total enterprise value across Holding’s preferred and common equity securities, Duff & Phelps reduced its concluded enterprise values by the amount of operating company debt and Holding debt, net of cash, and added in the cash surrender value of Holding’s corporate-owned life insurance policy to arrive at a range of total equity values between $181 million and $316 million, which was then allocated among series A preferred stock, series B preferred stock and common stock.

Concluded Range of Common Equity Values. Duff & Phelps’ determination of common equity value was derived by deducting the aggregate value of series A preferred stock and series B preferred stock from total equity value. Duff & Phelps also deducted its estimated value of outstanding common stock options. Based on the range of total equity value outlined above, Duff & Phelps determined that the aggregate value of Holding’s common equity ranged from $121 to $236 million on a fully diluted basis.

Finally, dividing its concluded fully diluted common equity value by 16.63 million common shares resulted in rounded values ranging from $7.00 per share to $14.00 per share on a pre-transaction, fully diluted basis. Duff & Phelps rounded its concluded per share value to the nearest whole dollar at both the high and low end of its range. Although in its previous analysis it had rounded both values to the nearest $0.25 per share, Duff & Phelps determined that rounding to the nearest whole dollar for its updated analysis would be more consistent with the typical manner in which underwriters estimate the price range for, and ultimately price, a company’s initial public offering.

Conclusion. In presenting its updated analysis on March 3, 2005, Duff & Phelps did not render an updated opinion as to the fairness of the merger and financial restructuring. However, Duff & Phelps did note that, in its opinion, there had been a material increase in the value of Holding’s equity as compared with the concluded range of value in its prior analysis. In addition, Duff & Phelps recommended that the benefits committee consider making its final approval of the merger and financial restructuring subject to a minimum public offering price of $7.00 per share.

Other

Duff & Phelps is a nationally recognized investment banking firm that is regularly engaged to render financial opinions in connection with mergers and acquisitions, tax matters, ESOP and ERISA matters, corporate planning, and other purposes. Previously, Duff & Phelps has provided Holding with: (1) financial advisory services with respect to Holdings’ litigation with the Department of Labor, (2) the appraisal of capital stock for administration of the stock bonus plan, and (3) a fairness opinion in connection with a prior attempt to consummate a merger and financial restructuring.

Holding has paid Duff & Phelps a fee of $125,000 in connection with the services provided by it under this engagement and $200,000 in connection with the prior fairness opinion. No portion of Duff & Phelps’ fees was contingent upon consummation of the merger and financial restructuring or the conclusion reached by Duff & Phelps in its fairness opinion. Holding has also agreed to reimburse Duff & Phelps for its expenses incurred in performing its services and to indemnify Duff & Phelps and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Duff & Phelps or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Duff & Phelps’ engagement and any related transactions. Additional professional services beyond advising the benefits committee, providing the fairness opinion, and assisting with this proxy statement/prospectus, including the preparation of the updated analysis and the disclosure with respect to such analysis, and the delivery of the updated fairness opinion immediately prior to the special meeting of stockholders, will be billed on an hourly basis at Duff & Phelps’ standard rates.

THE SPECIAL MEETING

Date, Time and Place of the Special Meeting

The special meeting will be held on April 13, 2005, at 10:00 a.m. (Eastern Time) at the offices of Katten Muchin Zavis Rosenman located at 575 Madison Avenue, New York, New York 10022-2585.

Purpose of the Special Meeting

The purpose of the special meeting is to allow the stockholders of Holding to consider and vote on a proposal to adopt the Agreement and Plan of Merger and Reorganization, dated as of December 17, 2004, amended as of January 28, 2005, and further amended as of March 3, 2005, by and among Holding, EMJ, and EMJ Metals LLC, pursuant to which Holding will merge with and into EMJ Metals LLC with EMJ Metals LLC as the survivor, and EMJ will pay cash and issue shares of its common stock in exchange for the capital stock of Holding and the Holding notes. If the merger and financial restructuring is completed, each issued and outstanding share of Holding’s common stock will automatically be converted into one share of our common stock, each share of Holding’s series A preferred stock will automatically be converted into a combination of cash and shares of our common stock having a value of $816.68, and each share of Holding’s series B preferred stock will automatically be converted into a combination of cash and shares of our common stock having a value of $1,000.00.

Record Date, Shares Entitled to Vote and Voting Power

Holding’s board of directors has fixed the close of business on March 1, 2005 as the record date for determining those stockholders entitled to notice of, and to vote at, the special meeting. Only holders of record on the record date are entitled to notice of, and to vote at, the special meeting. On the record date, there were 57,573 shares of series A preferred stock issued and outstanding, 27,882 shares of series B preferred stock issued and outstanding and 11,197,122 shares of Holding’s common stock issued and outstanding.

Stockholders of record on the record date will be entitled to one vote per share of capital stock owned by them. Holders of Holding’s common stock and series B preferred stock will vote together as a class on the merger proposal and at any adjournment or postponement of that meeting. Holders of series A preferred stock will vote as a separate class on the merger proposal and at any adjournment or postponement of that meeting.

Quorum and Vote Required

Holding’s bylaws require the presence, in person or by duly executed proxy, of holders of a majority of the issued and outstanding shares of (1) Holding’s common stock and series B preferred stock, voting together as a class, and (2) Holding’s series A preferred stock, voting separately as a class, at the special meeting to constitute a quorum at the special meeting for the merger proposal. For purposes only of determining the presence or absence of a quorum for the merger proposal, Holding intends to count abstentions as present at the special meeting. Abstentions are not, however, counted as votes cast and, therefore, have the same effect as a vote “AGAINST” the merger.

Under the provisions of Holding’s amended and restated certificate of incorporation and the Delaware General Corporation Law, approval of the merger agreement and the merger and financial restructuring requires the affirmative vote of a majority of the issued and outstanding shares of Holding’s common stock and series B preferred stock voting together as a class, and a majority of the issued and outstanding shares of Holding’s series A preferred stock voting separately as a class. However, because of the substantial ownership of the common stock and series A preferred stock by the Kelso funds and other Kelso affiliates, the merger agreement establishes the following thresholds requiring the affirmative vote of: (a) a majority of the issued and outstanding shares of Holding’s common stock and series B preferred stock, voting together as a class, (b) a majority of the issued and outstanding shares of Holding’s common stock and series B preferred stock, voting together as a class, but excluding the shares of such stock owned by the Kelso funds and other Kelso affiliates, (c) a majority of the issued and outstanding shares of series A preferred stock, voting separately as a class, and (d) a majority of the issued and outstanding shares of series A preferred stock, voting separately as a class, but excluding the shares of such stock owned by the Kelso funds and other Kelso affiliates.

As of the record date, Kelso and its affiliates, including one of our directors, held an aggregate of 8,259,799 shares of Holding common stock, which represented 73.8% of the issued and outstanding shares of Holding common stock and 73.6% of the issued and outstanding shares of Holding common stock and series B preferred stock, and KIA I held 24,519 shares of the series A preferred stock, which represented 42.6% of Holding’s issued and outstanding shares of series A preferred stock. Each of the Kelso funds has agreed to vote all of the Holding capital stock owned by it in favor of the merger and financial restructuring. Therefore, as a practical matter, the determination of whether or not the merger and financial restructuring is approved will turn on the vote of the stockholders other than Kelso and its affiliates.

Participants in Holding’s Stock Bonus Plan

Each participant in Holding’s stock bonus plan, as a beneficial owner of shares of Holding’s capital stock, is entitled to instruct the trustee as to how to vote the capital stock of Holding held in his or her account. For purposes of effecting this vote, each participant will be provided with an instruction card(s), which he or she will be asked to complete and return to the trustee of Holding’s stock bonus plan Wells Fargo Bank, N.A., Institutional Trust Group, c/o American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038, Attention: Proxy Department, by 11:59 p.m. (Eastern time) on April 11, 2005, two days prior to the special meeting, through which he or she will instruct the trustee of the stock bonus plan as to how his or her shares are to be voted. Participants in Holding’s stock bonus plan can also instruct the trustee by telephone or on the Internet. If you are a participant in Holding’s stock bonus plan, please refer to your instruction card(s). Each participant may instruct the trustee by calling the toll-free telephone number noted on the instruction card(s) (available to participants within the United States only) or by accessing the website for providing instructions via the Internet noted on the instruction card(s). Providing instructions by telephone or the Internet may be accomplished 24 hours a day and will each be accessible until 11:59 p.m. (Eastern Time) on April 11, 2005, two days prior to the special meeting. Telephone and Internet voting allow for confirmation that a participant’s instructions have been properly recorded. The telephone and Internet voting procedures are designed to authenticate participants by using individual control numbers. IF YOU INSTRUCT THE TRUSTEE ON THE TELEPHONE OR ON THE INTERNET, YOU DO NOT NEED TO RETURN YOUR INSTRUCTION CARD(S).

If a participant’s capital stock has been allocated to a rollover account and the participant fails to instruct the trustee as to how those shares are to be voted, the trustee will not vote those shares and the effect will be the same as a vote against the merger and financial restructuring. IF A PARTICIPANT’S CAPITAL STOCK HAS NOT BEEN ALLOCATED TO A ROLLOVER ACCOUNT AND THE PARTICIPANT FAILS TO INSTRUCT THE TRUSTEE AS TO HOW THOSE SHARES ARE TO BE VOTED OR FAILS TO INSTRUCT THE TRUSTEE WITH RESPECT TO ONE OR MORE OF THE PROPOSALS ON THE INSTRUCTION CARD(S), INCLUDING BY SUBMITTING THE DULY EXECUTED INSTRUCTION CARD(S) WITHOUT VOTING INSTRUCTIONS, THE TRUSTEE WILL VOTE THOSE SHARES AT THE DIRECTION OF THE BENEFITS COMMITTEE IN FAVOR OF THE MERGER AND FINANCIAL RESTRUCTURING. If you instructed the trustee to vote your shares against the merger or financial restructuring pursuant to the terms of the merger agreement by mail, telephone or the Internet, or failed to give instructions on adjournment, the benefits committee will not direct the trustee to vote your shares in favor of the adjournment or postponement of the special stockholders’ meeting, if an adjournment or postponement is sought to obtain additional votes to approve the merger. At all times, the benefits committee and the trustee shall be subject to fiduciary responsibility rules of ERISA, which supercedes any otherwise applicable state laws. The fiduciary responsibility rules of ERISA require that the benefits committee and the trustee execute their duties for the exclusive benefit of the participants in Holding’s stock bonus plan, in a manner that a prudent person would act under the circumstances.

Proxies, Voting and Revocation

Shares of Holding’s capital stock represented at the special meeting by properly executed proxies received prior to, or at, the special meeting, and not revoked, will be voted at the special meeting, and at any adjournment or postponement of that meeting, in accordance with the instructions on those proxies. In addition, stockholders of record, other than participants in Holding’s stock bonus plan, as discussed above, can also vote by telephone or on the Internet. If you are a stockholder of record, other than a participant in Holding’s stock bonus plan, please refer to your proxy card(s). Each such stockholder may vote by calling the toll-free telephone number noted on the proxy card(s) (available to stockholders within the United States only) or by accessing the website for Internet voting noted on the proxy card(s). Telephone and Internet voting are available 24 hours a day and will each be accessible until 11:59 p.m. (Eastern Time) on April 12, 2005. Telephone and Internet voting allow for confirmation that a stockholder’s instructions have been properly recorded. The telephone and Internet voting procedures are designed to authenticate stockholders by using individual control numbers. IF YOU VOTE BY TELEPHONE OR ON THE INTERNET, YOU DO NOT NEED TO RETURN YOUR PROXY CARD(S).

If a proxy is duly executed and submitted without voting instructions, the shares of series A preferred stock, series B preferred stock and/or common stock represented by that proxy will be voted “FOR” the approval of the merger agreement and the merger and financial restructuring. Proxies are being solicited on behalf of Holding’s board of directors.

For stockholders who do not own their shares through the stock bonus plan, a proxy may be revoked at any time before it is voted at the special meeting by the person who executed it by:

•	delivering to American Stock & Transfer Company at 59 Maiden Lane, New York, New York 10038, Attention: Proxy Department, a written notice of revocation of a previously-delivered proxy bearing a later date than the proxy;

•	duly executing, dating and delivering to American Stock & Transfer Company a subsequent proxy; or

•	attending the special meeting and voting in person. Attendance at the special meeting will not, in and of itself, constitute a revocation of a previously delivered proxy and the giving of a proxy will not affect a stockholder’s right to attend the meeting and vote in person.

In addition, if you voted by telephone or the Internet and you desire to revoke your proxy or change your vote, you may revoke your proxy or recast your vote by telephone or via the Internet at any time 24 hours a day until 11:59 p.m. (Eastern time) on April 12, 2005.

Instructions to Stock Bonus Plan Trustee Concerning Change or Revocation

If you are a participant in the stock bonus plan and you desire to revoke or change your instructions to the trustee of the stock bonus plan concerning the voting of your shares held in your stock bonus plan account, you must submit a new instruction card(s) to the trustee c/o American Stock Transfer & Trust Company prior to 11:59 p.m. (Eastern time) on April 11, 2005, two days prior to the date of the special meeting, if you desire to withdraw or change your instructions. To get a new instruction card a participant must call William S. Johnson at (323) 567-1122. If you instructed the trustee of the stock bonus plan concerning the voting of your shares held in your stock bonus plan account by telephone or the Internet and you desire to withdraw or change your instructions, you may revoke or change your instructions prior to 11:59 p.m. (Eastern time) on April 11, 2005, two days prior to the date of the special meeting.

Solicitation of Proxies and Expenses

Neither Holding nor EMJ has engaged the services of a proxy solicitor. We intend to use the services of our employees and others to solicit proxies on behalf of Holding, none of whom will receive additional compensation for so acting. The cost of solicitation of proxies on behalf of Holding will be borne by us.

MATERIAL PROVISIONS OF THE MERGER AGREEMENT AND EXCHANGE AGREEMENT

Background

The following summary describes the material terms and conditions of the merger agreement and exchange agreement, copies of which are attached as Annex A and Annex B, respectively, to this proxy statement/prospectus and are incorporated herein by reference. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and exchange agreement, and not this summary or any other information contained in this proxy statement/prospectus. This summary is qualified in its entirety by reference to the merger agreement and exchange agreement. The stockholders of Holding are encouraged to read the entire merger agreement and exchange agreement as well as this proxy statement/prospectus before making any decisions regarding the merger or the other transactions described herein.

The Merger

The merger agreement provides that Holding will merge with and into EMJ Metals LLC, our wholly owned subsidiary, at the time the merger becomes effective. EMJ Metals LLC will be the entity surviving the merger and will remain our wholly owned subsidiary. The separate existence of Holding will cease following the merger and financial restructuring and all of the rights, privileges, property, powers and franchises of Holding shall vest in EMJ Metals LLC, and all of the debts, liabilities and duties of Holding shall become the debts, liabilities and duties of EMJ Metals LLC. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware.

Closing of the Merger and Financial Restructuring; Effective Time

The parties intend to complete the merger and financial restructuring as soon as possible after the special meeting and concurrently with the consummation of the public offering, which we expect will be three or four business days after the special meeting. However, because the parties do not know exactly when the public offering will be completed and because they must satisfy other conditions before they can close the merger and financial restructuring, the parties cannot predict exactly when they will close the merger and financial restructuring.

Consideration to be Received in the Merger

Assuming that the public offering price is $15.00, the mid-point of the range described on the cover of the public offering preliminary prospectus, and net proceeds of the public offering applied to payment of the cash portion of the merger and exchange consideration are $279,750,000 (before taking into account estimated offering expenses payable by EMJ, as set forth under “Use of Proceeds” in the public offering preliminary prospectus), at the effective time of the merger and financial restructuring, each share of capital stock of Holding (other than shares held by dissenting stockholders and shares held by us, Holding or EMJ Metals LLC) automatically will be converted into the right to receive the merger consideration as follows:

•	each share of common stock of Holding held by any stockholder of Holding will convert into one share of our common stock;

•	each share of series A preferred stock held by any stockholder of Holding will convert into $688.21 in cash and 8.56 shares of EMJ’s common stock, which merger consideration is equal in the aggregate to $816.68, which is equal to the appraised value as of March 31, 2004, including accumulated and unpaid dividends from April 1, 2004 through September 29, 2004; and

•	each share of series B preferred stock held by any stockholder of Holding will convert into $842.70 in cash and 10.49 shares of EMJ’s common stock, which merger consideration is equal in the aggregate to $1,000, which is equal to the liquidation value of each share of series B preferred stock (all accumulated dividends have been paid in-kind through September 29, 2004).

Notwithstanding the foregoing, if the underwriters elect to exercise their over-allotment option to purchase additional shares of EMJ common stock in the public offering, the net proceeds received from such a sale will be applied pro rata to the payment of the Holding notes, the series A preferred stock and the series B preferred stock in the proportion that the aggregate value of the respective securities bear to the aggregate value of all of such securities in lieu of the issuance of shares of EMJ common stock pursuant to the merger agreement and the exchange agreement. In order to provide for the possible exercise of the over-allotment option, EMJ is authorized to holdback for a period of 30 days after closing from the merger consideration issued to the holders of the series A preferred stock and the series B preferred stock shares of EMJ common stock sufficient to provide for the exercise of the over-allotment option.

There can be no assurance that the public offering price will be equal to the assumed mid-point of, or within, the range described above, or that the net proceeds of the public offering will be equal to $279,750,000, as we have assumed. Our board of directors approved the merger agreement and the merger subject to the nonwaivable condition that the public offering price of the EMJ common stock is not less than $7.00 per share and the public offering results in not less than $100,000,000 of net proceeds to EMJ, and you should consider the proposed merger and financial restructuring based on the possibility that this “worst case” scenario could actually occur (in which case you will receive $246.01 in cash and 81.52 shares of EMJ common stock for each share of Holding series A preferred stock you own and $301.23 in cash and 99.82 shares of EMJ common stock for each share of Holding series B preferred stock you own).

Holders of capital stock of Holding will have the right under Delaware law to dissent from the merger and receive the fair value of their shares in cash, as described in “Appraisal Rights” on page 88. All treasury shares held by us or by Holding will be cancelled pursuant to the merger agreement.

Procedures for Exchanging Holding Capital Stock

Immediately after the effective time of the merger and financial restructuring, we will mail a letter of transmittal to Holding’s stockholders, which will include detailed instructions on how Holding’s stockholders may exchange their share certificates for certificates representing the shares of our common stock and, with respect to preferred stockholders, cash that they are entitled to receive in connection with the merger and financial restructuring. After completion of the merger and financial restructuring, former Holding stockholders who have delivered properly completed letters of transmittal to the exchange/paying agent with their share certificates will be entitled to receive the applicable merger consideration consisting of share certificates representing our common stock and, with respect to preferred stockholders, cash that each such stockholder of Holding is entitled to receive pursuant to the merger agreement. Until surrendered, such certificates evidencing the capital stock of Holding will represent solely the right to receive the per share consideration allocable to the shares of Holding capital stock represented by such certificates. Each surrendered certificate will then be cancelled. Do not mail your stock certificates at this time. If your share certificates have been lost, stolen or destroyed, you will be entitled to the merger consideration only by signing an affidavit to that effect and delivering a reasonable indemnity to protect us against claims by another party related to your share certificates.

Treatment of Options

At the effective time, all options to purchase shares of Holding common stock will be assumed by us. The number of shares of our common stock issuable upon exercise of each assumed option will be equal to the number of shares of Holding common stock issuable upon exercise of such options prior to the effective time of the merger and financial restructuring. The exercise price for such assumed options will be equal to the exercise price in effect for such options prior to the effective time and the provisions concerning the terms and vesting of such options will be substantially the same as such provisions prior to the effective time. See “Management—Holding Stock Option Plan” at page 146.

Directors and Officers

Our directors and officers holding office immediately prior to the effective time will continue to be our directors and officers following the merger and financial restructuring. The directors and officers of Holding will cease to hold such offices following the merger and financial restructuring.

Representations and Warranties

The merger agreement contains various customary representations and warranties from us and each of Holding and EMJ Metals LLC relating to, among other things: (1) organizational and similar matters; (2) the authorization, execution, delivery and enforceability of the merger agreement and related matters; and (3) (a) the absence of the need (except as specified) for governmental or other filings, permits, authorizations, consents or approvals with respect to the merger agreement and the transactions contemplated thereby, (b) the absence of conflicts under charter documents and bylaws (and/or operating agreement as applicable), (c) required consents and approvals and (d) the absence of violations of laws. In addition, Holding has made representations and warranties with respect to, among other things, (1) details of its capitalization, (2) accuracy and fair presentation of its financial statements, (3) lack of untrue statements or omission of material facts contained in this proxy statement/prospectus, and (4) receipt of and conclusions referenced in opinions of financial advisors to Holding’s board of directors and benefits committee. We have made representations and warranties with respect to, among other things, (1) details of our capitalization, (2) documents filed with the Commission and the accuracy of information contained therein and in accompanying financial statements; (3) approvals of Holding, (4) lack of untrue statements or omission of material facts contained in this proxy statement/prospectus, and (5) validity of shares to be issued in connection with the merger and exchange.

The representations and warranties contained in the merger agreement do not survive beyond the effective time.

Conduct of Business Before the Merger

We have agreed with Holding, as follows:

•	to cooperate to effect the prompt filing of a registration statement (of which this proxy statement/prospectus forms a part) with the Commission, and to the extent it may be necessary, to amend or supplement the registration statement;

•	to register shares of our common stock in connection with an initial public offering, and to the extent it may be necessary, to amend or supplement the applicable registration statement;

•	that neither we nor Holding will, with certain limited exceptions, from the date of the merger agreement through the effective time of the merger, (1) amend our respective organizational documents, except for the amendment and restatement of our certificate of incorporation and bylaws in connection with the merger, (2) declare, set aside or pay any dividend or other distribution or payment in cash, stock or property in respect of shares of our respective capital stock, or make any direct or indirect redemption, retirement, purchase or acquisition of any of our respective capital stock, except for dividends, distributions or acquisitions required in connection with existing obligations to repurchase capital stock from our employees or employees of Holding who have terminated their employment pursuant to and in accordance with the terms of the stock bonus plan or the Holding stockholders agreement, or (3) issue or agree to issue, any shares of, or rights of any kind to acquire any shares of our respective capital stock;

•	to use all commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the merger and make effective the other transactions contemplated by the merger agreement;

•

the authorization of the merger agreement and approval of the merger and the transactions contemplated thereby will require the affirmative vote of: (1) a majority of the issued and outstanding shares of

Holding common stock and series B preferred stock, voting together as a class, (2) a majority of the issued and outstanding shares of Holding common stock and series B preferred stock, voting together as a class, but excluding the shares of such stock owned by the Kelso funds and other Kelso affiliates, (3) a majority of the issued and outstanding shares of Holding series A preferred stock, voting separately as a class and (4) a majority of the issued and outstanding shares of Holding series A preferred stock, voting separately as a class, but excluding the shares of such stock owned by the Kelso funds and other Kelso affiliates. The special meeting of Holding stockholders has been called for the purpose of obtaining the stockholder approvals required to consummate the merger and financial restructuring, including from any person with “pass-through” voting rights under the stock bonus plan of Holding;

•	to take any action required to be taken under state securities or “blue sky” laws in connection with the issuance of our common stock to be issued in the merger and the exchange;

•	to assume all of the obligations of Holding under the stock bonus plan, the supplemental stock bonus plan and the former employees bonus plan;

•	to adopt a bonus plan providing for the payment of a taxable bonus to EMJ employees on the closing date who are also participants in the stock bonus plan in the aggregate amount of $8.5 million;

•	to cause the shares of common stock to be issued in the merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•	to assume all of the options issued by Holding and all related obligations;

•	to deliver to Holding a copy of each filing made, each notice given and each consent obtained by us during the pre-closing period;

•	to use commercially reasonable efforts to obtain an amendment, waiver and/or consent of or with respect to our credit agreement providing for any changes necessary in connection with the merger, which was received on December 14, 2004; and

•	to cause EMJ Metals LLC to be treated (at all relevant times) as a “disregarded as an entity separate from” the Company within the meaning of Treasury Regulation 301.7701-3(b)(ii), promulgated under the Internal Revenue Code.

Holding has agreed to:

•	deliver to us a letter identifying all persons and entities who, in the opinion of Holding, may be its “affiliates” for purposes of Rule 145 under the Securities Act;

•	use its reasonable best efforts to cause the delivery to us of letter agreements from each person or entity identified in the letter delivered by Holding to us, pursuant to which each such person or entity shall, among other things, covenant and agree not to sell, transfer or otherwise dispose of the common stock received by such person or entity in the merger, except in compliance with the requirements of Rule 145 under the Securities Act; and

•	promptly after the registration statement of which this proxy statement/prospectus is a part has been declared effective, mail to its stockholders proxy materials, including this proxy statement/ prospectus and the related form of proxy.

Additionally, each party to the merger agreement has agreed to:

•	make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the merger and the other transactions contemplated by the merger agreement;

•	use all reasonable efforts to obtain each consent (if any) required to be obtained in connection with the merger or any of the other transactions contemplated by the merger agreement;

•	use all reasonable efforts to lift any restraint, injunction or other legal bar to the merger;

•	use all reasonable efforts to take all actions to consummate and make the merger and the other transactions contemplated by the merger agreement effective as soon as possible; and

•	take no action, directly or indirectly, (1) that would prevent the transactions contemplated by the merger agreement and the exchange agreement from qualifying as a tax-free reorganization under section 368 of the Internal Revenue Code or (2) inconsistent with the treatment of (a) the transactions contemplated by the merger agreement and the exchange agreement as a reorganization under section 368 of the Internal Revenue Code or (b) the exchanges contemplated by such agreements as having been effected pursuant to the plan of such reorganization.

Conditions to the Completion of the Merger under the Merger Agreement

Our obligations, and the obligations of Holding and EMJ Metals LLC to complete the merger are subject to the satisfaction or valid waiver of the following conditions:

•	the approval of the merger agreement and the merger and financial restructuring by the holders of Holding’s capital stock;

•	stockholders of Holding shall not have exercised dissenter’s rights with respect to more than 5% of the issued and outstanding shares of any class of the capital stock of Holding;

•	the absence of any legal prohibition or restraint that would prevent consummation of the merger and financial restructuring;

•	the registration statement, of which this proxy statement/prospectus is a part of, shall have been declared effective;

•	absence of any stop order suspending the effectiveness of the registration statement of which this proxy statement/prospectus is a part;

•	entering of an amended consent order with respect to the litigation brought by the Department of Labor against Holding and the stock bonus plan, which was done on January 3, 2005;

•	adoption of certain amendments to the stock bonus plan, a supplemental stock bonus plan and a cash bonus plan providing for the special contribution with respect to shares of Holding common stock held by the stock bonus plan, which was done on December 17, 2004;

•	execution and delivery of a transfer restriction agreement by EMJ and each of its executive officers and district managers;

•	approval for listing of the shares of EMJ common stock to be issued in the merger and financial restructuring on the New York Stock Exchange, subject to official notice of issuance;

•	approval by the Holding board of directors of the price range of EMJ common stock set forth on the cover of the public offering preliminary prospectus and ratification and confirmation by the Holding board of its approval of the merger agreement, the exchange agreement and the transactions contemplated thereby, which was done on March 3, 2005;

•	amendment and restatement of EMJ’s certificate of incorporation;

•	receipt of consent and/or an amendment under our credit agreement, which was received on December 14, 2004;

•	assumption by EMJ of all obligations of Holding with respect to the outstanding Holding stock options and written notice to each holder of Holding stock options of such assumption;

•	assumption by EMJ of all obligations of Holding with respect to Holding’s stock bonus plan, the supplemental stock bonus plan and a former employees bonus plan;

•	adoption by EMJ of a new stock incentive plan, which was done on December 16, 2004;

•	execution and delivery by EMJ and Mr. Nelson of his retention agreement, which was done on December 17, 2004;

•	payment of the termination fee by EMJ to Kelso pursuant to the amended financial advisory agreement, which was done on January 10, 2005;

•	proper filing of the certificate of merger with the Secretary of State of the State of Delaware; and

•	all material consents and approvals of third parties, including governmental authorities, of the merger and the related transactions being received.

Our obligations and the obligations of EMJ Metals LLC to complete the merger are subject to the satisfaction or valid waiver of the following additional conditions:

•	the accuracy of all representations and warranties made by Holding in the merger agreement and in any certificate or other writing delivered by Holding pursuant to the merger agreement; and

•	Holding having performed in all material respects all of its covenants and obligations under the merger agreement to be performed by it at or prior to the effective time.

Holding’s obligations to complete the merger are subject to the satisfaction or valid waiver of the following additional conditions:

•	the accuracy of all representations and warranties made by us and EMJ Metals LLC in the merger agreement and in any certificate or other writing delivered by Holding pursuant to the merger agreement; and

•	each of us and EMJ Metals LLC having performed in all material respects all of its covenants and obligations under the merger agreement to be performed by it at or prior to the effective time and the Kelso funds having performed all of their respective obligations under the Exchange Agreement.

Holding’s obligations to complete the merger are subject to the satisfaction of the following additional conditions, which cannot be waived:

•	receipt of a tax opinion from Katten Muchin Zavis Rosenman, counsel to Holding, by EMJ;

•	receipt of an updated fairness opinion from Wachovia Securities stating substantially the same conclusions as to the fairness of the merger and financial restructuring as set forth in the opinion delivered on December 16, 2004, dated as of the date of the pricing of the public offering;

•	receipt of an updated fairness opinion from Duff & Phelps stating substantially the same conclusions as to the fairness of the merger and financial restructuring as set forth in the opinion delivered on December 16, 2004, dated as of the date of the pricing of the public offering; and

•	the public offering must close concurrently with the merger, and the price per share in the public offering must not be less than $7.00 and the amount of the net cash proceeds to EMJ in the public offering must be not less than $100,000,000.

The obligations of KIA IV to exchange the Holding notes and warrants of Holding are subject to the concurrent consummation of the merger.

Termination of the Merger Agreement

The merger agreement may be terminated by the mutual written consent of us and Holding at any time prior to the merger.

The merger agreement may be terminated by us or Holding if:

•	the merger is not consummated by April 30, 2005, subject to certain limited exceptions;

•	if there is a legal action or proceeding in place permanently restraining, enjoining or otherwise prohibiting the merger; or

•	if at the special meeting or at any adjournment or postponement thereof, the stockholders of Holding shall have failed to adopt the merger agreement by (1) a majority of the issued and outstanding shares of Holding common stock and series B preferred stock, voting together as a class, (2) a majority of the issued and outstanding shares of Holding common stock and series B preferred stock, voting together as a class, but excluding the shares of such stock owned by the Kelso funds and other Kelso affiliates, (3) a majority of the issued and outstanding shares of series A preferred stock, voting separately as a class, and (4) a majority of the issued and outstanding shares of series A preferred stock, voting separately as a class, but excluding the shares of such stock owned by the Kelso funds and other Kelso affiliates.

The merger agreement may be terminated by us if Holding stockholders have exercised dissenter’s rights with respect to more than 5% of the issued and outstanding capital stock of any class of Holding.

Expenses

We will be responsible for and bear all of the costs and expenses of Holding, the Kelso funds and EMJ Metals LLC, including, without limitation, expenses of legal counsel, accountants, brokers, finders and other advisors, incurred in connection with evaluating, negotiating and consummating the proposed transaction incident to the merger agreement.

Amendment or Waiver of the Merger Agreement

The parties may amend any provision of the merger agreement only through an express written instrument signed by all parties or their respective successors and permitted assigns.

The Exchange Agreement

For the purpose of this proxy statement/prospectus, the parties have assumed that the public offering price of the EMJ common stock will be $15.00, the mid-point of the range described on the cover of the public offering preliminary prospectus, and that the net proceeds of the public offering applied to the payment of the cash portion of the merger and exchange consideration will be $279,750,000 (before taking into account estimated offering expenses payable by EMJ, as set forth under “Use of Proceeds” in the public offering preliminary prospectus). The exchange agreement was entered into concurrently with the merger agreement and provides that:

•	each of the Kelso funds will vote all of the shares of Holding capital stock owned by them in favor of the merger;

•	immediately prior to the effective time, KIA IV will exchange the Holding notes for 2,695,862 shares of our common stock and $216,631,383 in cash based on the approximately $257,100,000 aggregate principal amount of, and accrued but unpaid interest on the Holding notes as of September 29, 2004; and

•	immediately prior to the effective time, KIA IV will exchange all of the warrants of Holding for 2,935,956 shares of our common stock based on warrants to purchase 2,937,915 shares of Holding common stock outstanding as of the date of this proxy statement/prospectus.

Notwithstanding the foregoing, if the underwriters elect to exercise their over-allotment option to purchase additional shares of EMJ common stock in the public offering, the net proceeds received from such a sale will be applied pro rata to the payment of the Holding notes, the series A preferred stock and the series B preferred stock in the proportion that the aggregate value of the respective securities bear to the aggregate value of all of such securities in lieu of the issuance of shares of EMJ common stock pursuant to the merger agreement and the exchange agreement.

In order to provide for the possible exercise of the over-allotment option, EMJ is authorized to holdback for a period of 30 days after closing, from the exchange consideration issued to the holder of the Holding notes, shares of EMJ common stock sufficient to provide for the exercise of the over-allotment option.

The exchange agreement contains various customary representations and warranties from us, Holding and the Kelso funds relating to, among other things: (1) organizational and similar matters; (2) the authorization, execution, delivery and enforceability of the exchange agreement and related matters; and (3) (A) absence of conflicts under charter documents and bylaws (and/or operating agreement and/or partnership agreement, as applicable), (B) absence of conflicts with or violation of laws, (C) absence of any defaults under other agreements as a consequence of becoming a party to the exchange agreement and (D) required consents and approvals having been obtained. In addition, we have also represented and warranted that (1) the common stock we will issue in the exchange will be validly issued, fully paid, non-assessable and free of liens and each recipient of such common stock will be vested with good and marketable title to such common stock and (2) the common stock we will issue in exchange for the Holding notes and warrants will be (A) registered pursuant to an effective registration statement and (B) listed for trading on the New York Stock Exchange under the symbol “JOR.” Each of the Kelso funds also represented and warranted that (1) it is the record and beneficial owner of Holding’s capital stock and Holding notes which are to be exchanged free and clear of any liens or encumbrances of any kind and (2) no broker, finder or investment banker is entitled to receive any fees or commissions in connection with the exchange.

The representations and warranties contained in the exchange agreement do not survive beyond the earlier of the effective time of the merger or, in the case of certain representations and warranties, termination of the merger agreement.

Pursuant to the exchange agreement, Holding, EMJ and its subsidiaries agreed to take no action, directly or indirectly, that (1) would prevent the transactions contemplated by the merger agreement and the exchange agreement from qualifying as a tax-free reorganization under section 368 of the Internal Revenue Code, or (2) would be inconsistent with the treatment of (A) the transactions contemplated by the merger agreement and the exchange agreement as a reorganization under section 368 of the Internal Revenue Code or (B) the exchanges contemplated by such agreements as having been effected pursuant to the plan of such reorganization. EMJ further agreed to cause EMJ Metals LLC to be treated (at all relevant times) as “disregarded as an entity separate from” EMJ within the meaning of Treasury Regulation 301.7701-3(b)(ii), promulgated under the Internal Revenue Code.

Pursuant to the exchange agreement, KIA IV has agreed that from and after September 29, 2004 through the effective time, accruals of interest on the Holding notes will be suspended, and will not be payable at or after the effective time.

Pursuant to the exchange agreement, each of the Kelso funds has agreed to:

•	not sell, transfer or otherwise encumber their shares of Holding capital stock and their Holding notes;

•	take any action that would have the effect of preventing or disabling such stockholder from performing its obligations under the exchange agreement;

•	solicit or participate in any discussions or negotiations regarding any proposal that might result in a transaction other than the transaction contemplated by the merger agreement;

•	waive until the effective time of the merger, or if earlier, the date the merger agreement is terminated pursuant to its terms, its right to declare Holding in default and accelerate payment of all amounts due on the Holding notes on account of the failure to pay any interest or any other amounts due and payable from September 29, 2004 through the effective time of the merger (pertains to KIA IV only);

•	use their reasonable best efforts to take all appropriate action and all things necessary to consummate and make effective the merger agreement, the exchange agreement and the merger and financial restructuring; and

•	vote in favor of the merger agreement and the merger and the other transactions and undertakings contemplated thereby.

Appraisal Rights

Under Section 262 of the Delaware General Corporation Law, any holder of any class or series of Holding capital stock who does not wish to accept the shares of our common stock and cash to be issued pursuant to the merger agreement may dissent from the merger and elect to have the fair value of the stockholder’s shares of Holding capital stock (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to the stockholder in cash, together with a fair rate of interest, if any, provided that the stockholder complies with the provisions of Section 262 of the Delaware General Corporation Law. The following discussion is not a complete statement of the law pertaining to appraisal rights under Delaware law, and is qualified in its entirety by the full text of Section 262, which is provided in its entirety as Annex H to this proxy statement/prospectus. All references in Section 262 to “stockholders” and in this summary to a “stockholder” are to the record holder of the shares of capital stock as to which appraisal rights are asserted.

A person having a beneficial interest in shares of capital stock held of record in the name of another person, such as a trustee, broker or nominee (e.g., participants in Holding’s stock bonus plan), must act promptly to cause the record holder to follow properly the steps summarized below in a timely manner to perfect appraisal rights. Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of the special meeting, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that the appraisal rights are available and include in the notice a copy of Section 262. This proxy statement/prospectus constitutes the notice to the holders of Holding capital stock, and the applicable Delaware law provisions are attached to this proxy statement/prospectus as Annex H. Any stockholder who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review carefully the following discussion and Annex H to this proxy statement/prospectus because failure to comply with the procedures specified in Section 262 in a timely and proper manner will result in the loss of appraisal rights. It is important to note that under Section 262, only the record holder of the shares of Holding capital stock is entitled to assert appraisal rights for the shares of Holding capital stock registered in that Holder’s name. Because of the complexity of the procedures for exercising the right to seek appraisal of Holding shares, we recommend that stockholders who consider exercising these rights seek the advice of counsel.

Any holder of any class or series of Holding capital stock wishing to exercise the right to dissent from the merger and demand appraisal under Section 262 (whether on its own behalf or in its capacity as record holder for capital stock beneficially held by another) must satisfy each of the following conditions:

•	the stockholder must deliver to us a written demand for appraisal of the stockholder’s shares before the vote on the merger agreement at the special meeting, which demand will be sufficient if it reasonably informs us of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of the holder’s shares specifying the class or series;

•	the stockholder must not vote his or her shares of Holding capital stock in favor of the merger agreement. Because a proxy which does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement. A stockholder who owns more than one class of Holding capital stock may vote each class of capital stock differently and may exercise dissenters rights with respect to any class of capital stock for which all of such holders shares are not voted in favor of the merger agreement; and

•

the stockholder must continuously hold the shares from the date of making the demand through the effective time. Accordingly, a stockholder who is the record holder of shares of Holding capital stock on the date the written demand for appraisal is made, but who thereafter transfers the shares prior to the effective time, will lose any right to appraisal in respect of that stockholder’s shares.

Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to approve and adopt the merger agreement will constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any such proxy or vote.

Only a holder of record of shares of Holding capital stock issued and outstanding immediately prior to the effective time is entitled to assert appraisal rights for the shares of Holding capital stock registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the stockholder of record, fully and correctly, as that stockholder’s name appears in our records, should specify the stockholder’s name and mailing address, the number of shares of Holding capital stock owned, including class or series, and that the stockholder intends thereby to demand appraisal of the stockholder’s Holding capital stock. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is duly acting as agent for the owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners, while not exercising these rights with respect to the shares held for other beneficial owners. Participants in Holding’s stock bonus plan who wish to exercise appraisal rights must direct the trustee in writing to exercise their appraisal rights with respect to shares held in their stock bonus plan accounts, which direction must be received by the trustee no later than two days prior to the date of the special meeting. The trustee has advised us that it will exercise appraisal rights if directed to do so by a participant. The written demand to the record holder, including the directions to the trustee of the stock bonus plan, should set forth the number and class of shares as to which appraisal is sought. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by a nominee.

A stockholder who elects to exercise appraisal rights under Section 262 should mail or deliver a written demand to: Earle M. Jorgensen Holding Company, Inc., 10650 Alameda Street, Lynwood, California 90262, Attention: William S. Johnson, Corporate Secretary. A participant in Holding’s stock bonus plan who elects to exercise appraisal rights under Section 262 should mail or deliver a written demand to: Wells Fargo Bank, N.A., Institutional Group, 707 Wilshire Boulevard, 10th Floor, MAC #2818-101, Los Angeles, California 90017, Attention Indra Sharma.

Within ten days after the effective time, the surviving company must send a notice as to the effectiveness of the merger to each former stockholder of Holding who has made a written demand for appraisal in accordance with Section 262 and who has not voted in favor of the merger agreement. Within 120 days after the effective time, but not thereafter, either the surviving company or any dissenting stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of Holding capital stock held by all dissenting stockholders. We are under no obligation to and have no present intent to file a petition for appraisal. Stockholders seeking to exercise appraisal rights should not assume that the surviving company will file such a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods in the manner prescribed in Section 262. Inasmuch as we have no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify that stockholder’s previous written demand for appraisal. In any event, at any time within 60 days after the effective time (or at any time thereafter with the written consent of Holding), any stockholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the merger consideration. Under the merger agreement, Holding has agreed to give us prompt notice of any demands for appraisal received by it, withdrawals of these demands, and any other instruments served in accordance with Delaware law and received by us and relating thereto. We shall direct all negotiations and proceedings with respect to demands for appraisal under Delaware law. We shall not, except with the prior written consent of Holding, make any payment with respect to any demands for appraisal, offer to settle, or settle any such demands.

Within 120 days after the effective time, any stockholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of these shares. The surviving corporation must mail the statement to the stockholder within ten days of receipt of the request or within ten days after expiration of the period for delivery of demands for appraisals under Section 262, whichever is later.

A stockholder filing a timely petition for appraisal with the Delaware Court of Chancery must deliver a copy to the surviving corporation, which will then be obligated within 20 days to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares. After notice to these stockholders, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights.

After determining the stockholders entitled to an appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a dissenting stockholder, the Delaware Court of Chancery also may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all of the shares entitled to appraisal. STOCKHOLDERS CONSIDERING SEEKING APPRAISAL SHOULD BE AWARE THAT THE FAIR VALUE OF THEIR SHARES AS DETERMINED UNDER SECTION 262 COULD BE MORE THAN, THE SAME AS OR LESS THAN THE MERGER CONSIDERATION THEY WOULD RECEIVE UNDER THE MERGER AGREEMENT IF THEY DID NOT SEEK APPRAISAL OF THEIR SHARES.

In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., 457 A.2d 701 (Del. 1983), the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In the Weinberger case, the Delaware Supreme Court stated that “elements of future value, including the nature of the enterprise, that are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the effective time, be entitled to vote the shares subject to the demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date prior to the effective time).

Any stockholder may withdraw his or her demand for appraisal and accept the merger consideration by delivering to the surviving corporation a written withdrawal of the stockholder’s demand for appraisal, except that (1) any such attempt to withdraw made more than 60 days after the effective time will require written approval of the surviving corporation and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon terms as deemed just by the Delaware Court of Chancery. If the surviving corporation does not approve a stockholder’s request to withdraw a demand for appraisal when such approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be lower than the value of the merger consideration.

FAILURE TO COMPLY STRICTLY WITH ALL OF THE PROCEDURES SET FORTH IN SECTION 262 WILL RESULT IN THE LOSS OF A STOCKHOLDER’S STATUTORY APPRAISAL RIGHTS. CONSEQUENTLY, ANY STOCKHOLDER WISHING TO EXERCISE APPRAISAL RIGHTS IS URGED TO CONSULT LEGAL COUNSEL BEFORE ATTEMPTING TO EXERCISE SUCH RIGHTS.

THE COMPANY MAY ELECT TO TERMINATE THE MERGER AGREEMENT AND REFUSE TO COMPLETE THE MERGER AND FINANCIAL RESTRUCTURING IF STOCKHOLDERS HOLDING IN EXCESS OF 5% OF THE ISSUED AND OUTSTANDING SHARES OF ANY CLASS OF HOLDING CAPITAL STOCK PROPERLY EXERCISE THEIR DISSENTER’S RIGHTS.

Federal Securities Law Consequences

The registration statement of which this proxy statement/prospectus is a part does not cover any resales of the EMJ common stock to be received by stockholders upon completion of the merger and financial restructuring, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

All shares of EMJ common stock received by Holding stockholders in the merger will be freely transferable, without restriction or further registration under the federal securities laws, except that shares of EMJ common stock received by persons who are deemed to be “affiliates” within the meaning of Rule 144 under the Securities Act of Holding at the time of Holding’s special meeting or of EMJ, may be resold by them only in accordance with the volume and manner of sale restrictions of Rule 144 or Rule 145, as applicable, under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates generally include directors, executive officers and the holders of 10% or more of the outstanding shares of capital stock. Shares of EMJ common stock received by Holding stockholders in the merger may also be subject to restrictions on transfer contained in lock-up agreements, the stock bonus plan and transfer restriction agreements.

TRANSFER RESTRICTIONS

Lock-up Agreements

Certain stockholders have entered into lock-up agreements in connection with the public offering. Holding’s stock bonus plan, each of our directors, each of our executive officers, the Kelso funds and each of their affiliates that will own EMJ common stock following the public offering, and certain other stockholders have agreed for a period of 180 days from the date of the public offering preliminary prospectus, subject to limited exceptions, not to (1) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of EMJ common stock or securities substantially similar to EMJ common stock, including, but not limited to, options or warrants to acquire shares of EMJ common stock or securities convertible into or exchangeable or exercisable for any shares of EMJ common stock owned by them; (2) enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of EMJ common stock, whether any of these transactions are to be settled by delivery of EMJ common stock or other securities, in cash or otherwise; or (3) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, prior written consent of Credit Suisse First Boston LLC and Goldman, Sachs & Co. However, in the event that either (1) during the last 17 days of the lock-up period, EMJ releases earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, EMJ announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Goldman, Sachs & Co. waive, in writing, such an extension. Each of Credit Suisse First Boston LLC and Goldman, Sachs & Co. has advised us that it has no present intention to, and has not been advised of any circumstances that would lead it to, grant an early release of this restriction. Credit Suisse First Boston LLC and Goldman, Sachs & Co. may, however, at any time without notice, release all or any portion of the shares subject to these lock-up agreements. Any early waiver of the lock-up agreements which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of our shares, may not be accompanied by an advance public announcement by us.

Transfer Restriction Agreements

Our executive officers and district managers have entered into transfer restriction agreements limiting their right to sell shares of EMJ common stock beneficially owned by them directly or indirectly through the stock bonus plan, as of and after giving effect to the consummation of the merger and financial restructuring. Pursuant to the transfer restriction agreements, our executive officers and district managers may not sell shares of EMJ common stock owned by them except as follows: up to (1) 25% of such shares at any time after the six month anniversary of the closing of the public offering until the 12 month anniversary of the closing of the public offering, (2) 50% of such shares at any time after the 12 month anniversary of the closing of the public offering until the 18 month anniversary of the public offering, (3) 75% of such shares at any time after the 18 month anniversary of the closing of the public offering until the 24 month anniversary of the closing of the public offering, and (4) 100% of such shares after the 24 month anniversary of the closing of the public offering. Shares of stock contributed to the stock bonus plan in connection with the special contribution, when contributed, will be treated as shares owned by an executive officer or district manager as of the consummation of the merger and final restructuring.

Mr. Nelson has agreed that he will not sell any shares of EMJ common stock beneficially owned by him, directly or indirectly through the stock bonus plan, as of and after giving effect to the consummation of the merger and financial restructuring, until after the 24 month anniversary of the consummation of the public offering.

Stock Bonus Plan Restrictions

The shares of our common stock held by the stock bonus plan may be sold: (1) by the trustee of the stock bonus plan upon direction from an eligible participant who has attained age 55 and completed ten years of service in accordance with the diversification provisions of the stock bonus plan, (2) by the participant following distribution to such participant upon termination of employment, and (3) by the trustee of the stock bonus plan upon direction from the benefits committee, if the benefits committee determines that the sale of the EMJ common stock is required for the benefits committee to fulfill its fiduciary duties. EMJ has amended the stock bonus plan to provide that, in addition to the existing diversification provisions, effective upon the consummation of the public offering, shares of EMJ common stock will become eligible for diversification in increments of 25% of the balance of shares of EMJ common stock in each participant’s account each six months after the consummation of the public offering commencing six months after consummation of the public offering, with all shares of EMJ common stock in a participant’s account being eligible for diversification 24 months after consummation of the public offering.

DESCRIPTION OF OUR CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS

The following summary describes the material terms of our capital stock and is subject to, and qualified by, applicable law and the provisions of our certificate of incorporation and bylaws, which are attached hereto as Annexes C and D.

Upon consummation of the merger and financial restructuring and the public offering, our certificate of incorporation will authorize us to issue 90,000,000 shares of capital stock, of which 80,000,000 shares are designated common stock and 10,000,000 shares are designated preferred stock. We currently have 128 shares of common stock outstanding, all of which are held by Holding, and no shares of preferred stock outstanding. Upon consummation of the merger and financial restructuring and the public offering, assuming that the public offering price is $15.00 per share, the mid-point of the range as described on the cover of the public offering preliminary prospectus, and net proceeds of $279,750,000 resulting from the sale of 20,000,000 shares of EMJ common stock in the offering as described on the cover of the public offering preliminary prospectus, we will have 37,614,418 shares of common stock and no shares of preferred stock outstanding. Upon consummation of the merger and financial restructuring and the public offering, we will assume the obligations of Holding to issue up to 3,053,668 shares of its common stock under issued and outstanding stock options and will reserve 3,053,668 shares of our common stock for issuance upon the exercise of such options. Upon consummation of the merger and financial restructuring and the public offering, we will assume the obligations of Holding to make a special contribution of up to 2,461,547 additional shares of Holding common stock or common stock equivalents in the aggregate to (1) the stock bonus plan and (2) a supplemental stock bonus plan, and we have reserved 2,461,547 shares of our common stock for issuance in connection with the special contribution.

In addition, EMJ has reserved for issuance under EMJ’s new stock incentive plan 1,880,721 shares of common stock, which is equal to 5% of the total number of shares of EMJ common stock issued and outstanding immediately after the consummation of the merger and financial restructuring and the public offering. On the date of the pricing of the public offering, we will grant to certain of our non-officer directors options exercisable for an aggregate of 50,000 shares of our common stock at an exercise price equal to the initial public offering price pursuant to the stock incentive plan. To date, no other awards have been granted under EMJ’s new stock incentive plan. (See “Management—Stock Incentive Plan” at page 146.)

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote per share. Subject to any voting rights granted to holders of any preferred stock, the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote on the subject matter, other than the election of directors, will generally be required to approve matters voted on by our stockholders. Directors will be elected by plurality of the votes of the shares present in person or represented by a proxy at the meeting entitled to vote on the election of directors.

Dividends

Subject to the rights of holders of any outstanding preferred stock, the holders of outstanding shares of our common stock will share ratably on a per share basis in any dividends declared from time to time by our board.

Other Rights

Subject to the rights of holders of any outstanding preferred stock, upon our liquidation, dissolution or winding up, we will distribute any assets legally available for distribution to our stockholders, ratably among the holders of our common stock outstanding at that time. All shares of our common stock offered by us in the merger and financial restructuring and the public offering, when duly issued and paid for, will be, fully paid, nonassessable and not subject to redemption.

Preferred Stock

Our board of directors, without stockholder approval, may issue preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series, to the extent that those are not fixed in our certificate of incorporation. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our board may authorize the issuance of preferred stock that ranks senior to our common stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, our board can fix the limitations and restrictions, if any, upon the payment of dividends on common stock to be effective while any shares of preferred stock are outstanding.

Anti-Takeover Effects of Certificate of Incorporation, Bylaw, Indenture and Domestic Credit Facility Provisions

Although we have elected not to be governed by Section 203 of the Delaware General Corporation Law, our certificate of incorporation, bylaws, indenture and domestic credit facility contain provisions, summarized below, that may delay, defer or inhibit a future acquisition of us that stockholders might consider in their best interest, including takeover attempts that might result in a premium over the market price for the shares held by stockholders.

Issuance of Preferred Stock

The issuance of preferred stock pursuant to the board’s authority described above may adversely affect the rights of the holders of our common stock. For example, preferred stock issued by us may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our common stock. Accordingly, the ability of our board of directors to issue undesignated preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock. We have no present intention to issue shares of preferred stock.

Advance Notice Requirements

Our bylaws impose advance notice requirements for stockholder proposals and nominations of directors to be considered at meetings of stockholders.

Bylaw Amendments

Our certificate of incorporation permits our board of directors to amend, alter or repeal our bylaws, except to the extent otherwise provided therein, without the assent or vote of stockholders.

Indenture for Our Notes and Domestic Credit Facility

If, in the future, we experience a “change of control” as defined under the indenture for our 9 3/4% senior secured notes, we are required to make an offer, a “change of control offer,” to purchase all of our 9 3/4% senior secured notes issued and then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued interest thereon, as of the date of purchase. Any change of control under the indenture also would constitute a default under our domestic credit facility pursuant to which the lenders under the credit facility could accelerate and require immediate payment of all of the then outstanding obligations under the credit facility. These provisions may delay, defer or inhibit a future acquisition of us.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation contains provisions that eliminate the personal liability of our directors to us or our stockholders for monetary damages for breach of their fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or stock repurchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

These provisions do not affect a director’s responsibilities under any other laws, including the federal securities laws or state or federal environmental laws.

Our bylaws also contain provisions that require us to indemnify our directors, and permit us to indemnify our officers and employees, to the fullest extent permitted by Delaware law. However, we are not obligated to indemnify any such person:

•	with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense; or

•	for any amounts paid in settlement, without our prior written consent, of an action in respect of which we would otherwise indemnify such person.

We have entered into indemnification agreements with each of our directors and executive officers providing for the indemnification described above. We believe that these limitations on liability are essential to attracting and retaining qualified persons as directors and executive officers. We have directors’ and officers’ liability insurance and will obtain amended coverage in connection with the public offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “JOR.”

Regulation M

EMJ, Holding, their affiliates and certain other persons participating in the merger and financial restructuring and the public offering will be subject to liability under anti-manipulation rules of the federal securities laws and must comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or Exchange Act, including Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchase and sales of shares of EMJ common stock. Under these rules and regulations, persons engaged in the distribution of EMJ common stock, including issuers, selling stockholders and affiliated purchasers participating in the sale or distribution:

•	may not engage in any stabilization activity in connection with EMJ common stock;

•	must furnish each broker which offers resale shares covered by this proxy statement/prospectus with the number of copies of this proxy statement/prospectus and any supplement which are required by the broker; and

•	may not bid for or purchase any EMJ common stock or attempt to induce any person to purchase any EMJ common stock other than as permitted under the Exchange Act during the applicable restricted period, which generally speaking, begins five days prior to the date of pricing of the EMJ common stock to be issued in the public offering and continues until the person’s participation in the distribution is completed.

Stock Bonus Plan

Holding maintains a stock bonus plan for the benefit of our nonunion employees who meet certain service requirements. Since April 1, 1999 (when Holding’s employee stock ownership plan was amended and became the stock bonus plan), the amount of annual contributions is calculated as a percentage (as determined by our board of directors based on the achievement of our performance objectives) of total cash compensation (as defined in the stock bonus plan) and may be made by us in cash or by Holding in shares of Holding capital stock. Participants become 20% vested in their account balances after one year of continuous service. Participants vest an additional 20% for each year of service thereafter and become fully vested at age 65 or upon completion of five years of service, retirement, disability or death. Following the occurrence of a participant’s termination of service (as defined in the stock bonus plan), retirement, disability, or death, the stock bonus plan is required to either distribute the vested balance in stock or, in limited cases, cash depending upon the investment of the participant’s plan account. If termination is due to retirement, disability, death, plant closure or job elimination, distribution will occur in a single sum as soon as is practicable on or after the March 31st, June 30th, September 30th or December 31st that is either the date of termination or first follows the date of termination. If termination occurs for any other reason, the distribution occurs as soon as is practicable after March 31st if that is the date of termination or, if termination is any other date, after the next March 31st following such date of termination.

Upon consummation of the merger and financial restructuring, shares distributed to a participant in Holding’s stock bonus plan pursuant to plan terms will be transferable subject to the following limitations: (1) shares received by any “affiliate” within the meaning of Rule 144 under the Securities Act may be resold only in transactions permitted by Rule 144 or Rule 145 under the Securities Act or as otherwise permitted under the Securities Act; (2) shares received by certain participants will be subject to restrictions on transfer contained in lock-up agreements entered into by such participants; and (3) shares received by certain participants will be subject to restrictions on transfer contained in transfer restriction agreements entered into by such participants.

With respect to a participant’s diversification rights before benefits are distributed under the stock bonus plan, current plan provisions will be maintained and a participant will be able to diversify his or her account under the stock bonus plan after having attained age 55 and completed ten years of service. Generally, under such provisions, participants who meet these requirements can elect to diversify certain accounts invested in Holding common stock into other specified investments during an election period of six consecutive years beginning with the year in which they become first eligible for diversification. For each of the first five years in the election period, diversification may not exceed 25% of the relevant shares (less all shares previously diversified). Diversification in the last year of the election period may not exceed 50% of the relevant shares (less all shares previously diversified). Except for their diversification rights, participants may not currently sell shares in their accounts.

Holding, however, has amended the stock bonus plan to provide that after completion of the public offering shares held in all participant accounts invested in EMJ common stock will become eligible for diversification, as follows: (1) up to 25% of such accounts at any time after the six month anniversary of the closing of the public offering until the 12 month anniversary of the closing of the public offering; (2) up to 50% of such accounts at any time after the 12 month anniversary of the closing of the public offering until the 18 month anniversary of the public offering; (3) up to 75% of such accounts at any time after the 18 month anniversary of the public offering until the 24 month anniversary of the closing of the public offering; and (4) up to 100% of such accounts at any time after the 24 month anniversary of the closing of the public offering. The shares eligible for diversification as provided above will be those shares of EMJ common stock allocated to such accounts as of the closing of the public offering, plus additional shares contributed to the stock bonus plan pursuant to the special contribution, which will be eligible for diversification as provided above immediately following the special contributions.

At January 31, 2005, shares of Holding series A preferred stock, Holding series B preferred stock and Holding common stock owned by the plan totaled 32,889, 27,861 and 2,454,119 shares, respectively. Series B preferred stock shares include dividends declared and paid in-kind for each of the first two quarters of fiscal 2005. For the fiscal years ended March 31, 2002, 2003 and 2004 and the nine months ended December 31, 2004, contributions payable to the plan totaled $2.8 million, $2.8 million, $2.8 million and $2.9 million, respectively. The contributions for fiscal years 2002 and 2003 have been paid in cash and the fiscal 2004 contribution was paid in cash in October 2004.

In 1984, 1985 and 1986, EMJ’s predecessor purchased life insurance policies to provide, among other things, a separate source for funds to repurchase capital stock, including capital stock distributed by the plan, from departing employees. Certain of these policies allow EMJ to borrow against the cash surrender value of such company owned life insurance policies. As of December 31, 2004, EMJ has borrowed $203.9 million against the cash surrender value of such policies to fund renewal premiums, accrued interest on previous borrowings and working capital needs. The net cash surrender value available for future borrowings was approximately $21.6 million as of December 31, 2004. EMJ’s domestic credit facility and other resources are also available, subject to certain limitations, to satisfy stock repurchase obligations as they arise.

On March 8, 2002, EMJ was sued by the Department of Labor for alleged breaches of fiduciary duty by former members of our benefits committee in relying on the valuations of the Holding common stock prepared by our independent appraiser, which allegedly resulted in prohibited transactions. This matter was settled in January 2003 and an amendment to the related consent order was entered in January 2005. See “The Amended Consent Order” at page 34 and “Business-Legal Proceedings” at page 136 for additional information concerning the amended consent order and release and a special contribution of additional shares of common stock to the stock bonus plan with respect to the shares of Holding common stock held by the stock bonus plan.

Pursuant to applicable provisions of ERISA, it is permissible to eliminate any investment alternative available under the stock bonus plan, if appropriate, and therefore the shares of EMJ common stock held by the stock bonus plan may be sold at any time if such shares are eliminated as an investment alternative.

Although neither Holding nor EMJ has expressed any intent to terminate the stock bonus plan, they have the right to terminate or amend the provisions of the plan at any time. In the event of any termination, participants become fully vested to the extent of the balances in the participant’s separate account and receives a put option with respect to Holding stock allocated to the participant’s account. Upon the closing of the merger and financial restructuring and the public offering, however, participants will no longer have the right to exercise their put options with respect to the common stock allocated to their accounts. Upon consummation of the merger and financial restructuring, (1) the Holding common stock allocated to participants’ accounts will be converted into shares of EMJ common stock; (2) the series A preferred stock allocated to participants’ accounts will be converted into shares of EMJ common stock and cash; and (3) the Holding series B preferred stock will be converted into shares of EMJ common stock and cash.

COMPARISON OF SECURITIES AND STOCKHOLDER RIGHTS

Upon completion of the merger and financial restructuring, you will become stockholders of EMJ. Your rights will continue to be governed by Delaware law and will be governed by our amended and restated certificate of incorporation, amended and restated bylaws and stock bonus plan. Because both Holding and EMJ are organized under the laws of Delaware, differences in your rights arise from differences in the respective certificates of incorporation, bylaws, stockholders agreement and stock bonus plan of Holding and EMJ.

The following is a summary of the material differences between the rights of the holders of the equity securities of Holding and the holders of our common stock into which the Holding securities will be converted in the merger and financial restructuring. The summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to the governing corporate instruments of Holding and us, which you should read. Copies of the governing corporate instruments of Holding are on file with the Commission, and the forms of our new certificate of incorporation and bylaws are attached hereto as Annexes C and D. To find out where you can get copies of these documents, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information About Us” on page 156.

Holding Common Stock	EMJ Common Stock

Authorized Capital. 19,500,000 shares, $.01 par value, are authorized for issuance and 11,197,122 shares are issued and outstanding as of the date of this proxy statement/prospectus. Warrants to purchase 2,937,915 shares of common stock an exercise price of $0.01 per share and options to purchase 3,053,668 shares of common stock at a weighted average exercise price of $3.35 per share are issued and outstanding as of the date of this proxy statement/prospectus.

Authorized Capital. 80,000,000 shares, $.001 par value, are authorized for issuance and, assuming that the public offering price is $15.00 per share, the mid-point of the range as described on the cover of the public offering preliminary prospectus dated             , 2005, and the sale of 20,000,000 shares of EMJ common stock in the offering as described on the cover of the public offering preliminary prospectus, 37,614,418 shares will be issued and outstanding immediately following the merger and financial restructuring and public offering transactions. On the date of the pricing of the public offering, we will grant to certain of our non-officer directors options exercisable for 50,000 shares of our common stock. In addition, upon consummation of the merger and financial restructuring, options to purchase 3,053,668 shares of common stock at a weighted average exercise price of $3.35 per share will be assumed and outstanding. Upon consummation of the merger and financial restructuring and the public offering, we will assume the obligations of Holding to make a special contribution of up to 2,461,547 additional shares of Holding common stock or common stock equivalents in the aggregate to (1) the stock bonus plan and (2) a supplemental stock bonus plan, respectively, and we have reserved 2,461,547 shares of our common stock for issuance in connection with the special contribution.

Upon consummation of the merger and financial restructuring and public offering, EMJ will have authorized and reserved for issuance under EMJ’s new stock incentive plan shares of EMJ common stock in an aggregate amount equal to 5% of the total number of shares of EMJ common stock issued and outstanding immediately after giving effect to the merger and financial restructuring and the public offering.

Rank. Holding’s common stock is junior to all series of its preferred stock with respect to dividends and rights on liquidation and winding up.	Rank. EMJ’s common stock will be the only class of equity securities outstanding.
Voting. Each share of Holding’s common stock is entitled to one vote per share.	Voting. Each share of EMJ’s common stock is entitled to one vote per share.
Election of Directors. The Holding stockholders agreement provides for a board of directors consisting of at least seven members, at least two of whom are (1) to be nominated by management stockholders owning a majority of the shares of common stock owned by such management stockholders and (2) reasonably acceptable to Kelso, and five of whom shall be designated by Kelso.	Election of Directors. EMJ’s amended and restated bylaws provide for a board of directors consisting of not less than three nor more than nine members. Following completion of the financial restructuring and public offering transactions, EMJ’s common stock will not be the subject of any stockholders agreement, such as the Holding stockholders agreement. However, EMJ has agreed to enter into a nominating agreement with the Kelso funds that provides that for so long as the Kelso funds own in excess of 20% of our issued and outstanding common stock, the Kelso funds will be entitled to designate two directors, and for so long as the Kelso funds own in excess of 10% of our issued and outstanding common stock, the Kelso funds will be entitled to designate one director, to be included in the slate of directors nominated by us for election to our board of directors in our annual proxy statement.
Approval Rights. A majority vote of the holders of common stock and the series B preferred stock, voting together as a class, is required to approve any merger.	Approval Rights. A majority vote of the holders of common stock of EMJ will be required to approve any merger.
Puts and Calls. Holding’s stockholders agreement provides that, upon termination of employment, management stockholders have the right to put their shares of common stock to Holding and Holding has the right to purchase their shares of common stock at fair market value; provided that management stockholders do not have a put right on voluntary termination of employment. Fair market value is equal to the most recent appraised value, until six months into a fiscal year, and thereafter, is equal to a value based on the weighted average (based on a 365 or 366 day year) of the previous appraised value and the value determined at the next appraisal. This right terminates upon the earlier of March 24, 2008 or the closing of an initial public offering of Holding’s common stock.	Puts and Calls. Upon completion of the merger and financial restructuring and the public offering, the Holding stockholders agreement will be terminated along with all put and call provisions contained in that stockholders agreement, and thereafter, shares of EMJ common stock will be publicly-tradable, listed on the New York Stock Exchange and not subject to any put or call provisions.
Tag and Drag. The Holding stockholders agreement provides that (1) if Kelso and its affiliates sell more than 15% of their aggregate shares of Holding common stock to a third party or parties unaffiliated with Kelso, the employee stockholders may participate pro rata in such transaction on the same terms and conditions as Kelso and its affiliates, and (2) if Kelso and its affiliates sell all of their common stock to a third party or parties unaffiliated with Kelso, such third party may require the employee stockholders to sell their shares to it on the same terms and conditions.	Tag and Drag. Upon completion of the merger and financial restructuring and the public offering, the Holding stockholders agreement will be terminated, along with all tag and drag provisions contained in that stockholders agreement and thereafter, shares of EMJ common stock will be publicly-tradable, listed on the New York Stock Exchange and not subject to any tag or drag provisions.

Restrictions on Transfer. If an employee stockholder elects to transfer his shares to a third party, except for a permitted transfer, Holding, the stock bonus plan and other stockholders have a right of first refusal to purchase such common stock on the same terms as the proposed transaction.	Restrictions on Transfer. Upon completion of the merger and financial restructuring and the public offering, the shares of EMJ common stock held directly by the former Holding stockholders will not be subject to restrictions on transfer, except for certain lock-up agreements to be entered into by the directors, executive officers and district managers of EMJ and the Kelso funds, certain transfer restriction agreements to be entered into by the executive officers and district managers of EMJ, and securities law restrictions under Rules 144 and 145 under the Securities Act applicable to shares of EMJ common stock held by an “affiliate” of Holding or EMJ as that term is defined in Rule 144 under the Securities Act. Upon completion of the merger and financial restructuring and the public offering, the shares of EMJ common stock held by the stock bonus plan will be subject to restrictions on transfer contained in the lock-up agreements, provisions of the stock bonus plan which restrict participants from selling EMJ common stock except in connection with a termination of employment or upon satisfaction of certain diversification eligibility requirements and securities law restrictions under Rules 144 and 145 under the Securities Act applicable to shares of EMJ common stock held by an “affiliate” of Holding or EMJ.

Distribution and Put Rights under Stock Bonus Plan. Participants in Holding’s stock bonus plan are entitled to receive distribution of the shares they hold through the stock bonus plan upon termination of their employment. If termination is due to retirement, disability, death, plant closure or job elimination, distribution shall occur in a single sum as soon as is practicable on or after March 31st, June 30th, September 30th or December 31st that is either the date of termination or follows the date of termination. If termination occurs for any other reason, distribution shall occur as soon as is practicable after March 31st if that is the date of termination or, if termination is any other date, after the next March 31st following such date of termination. In either case, following a distribution of shares from Holding’s stock bonus plan to any participant, the participant has two option periods of 60 days during which the participant can put his shares to us at the appraised value as of the immediately preceding appraisal date. One option period commences on the distribution date and the second option period commences on the date as of which the appraisal for the next plan year is made available to participants.	Distribution and Put Rights under Stock Bonus Plan. In connection with the merger and financial restructuring and the public offering, Holding and EMJ will amend the stock bonus plan to eliminate “put” rights.

Amendment to the DOL Consent Order and Release. The amendment to the consent order and release between Holding and the DOL, which was effective as of January 3, 2005, adjusted the requirements that shares of common stock contributed to the stock bonus plan as employer contributions in plan years 1994 through 2000 be repurchased at a price that is not less than $4.25 to reflect the special contribution of Holding common stock. The floor price guaranty was reduced to $2.15 per share of Holding common stock. In order to offset the change in appraisal methodology, Holding has committed to make special contributions over the next two years to its stock bonus plan, a new supplemental stock bonus plan and a new special cash bonus plan. The aggregate economic effect of the Holding commitment is to issue and/or pay to each stock bonus plan participant 1.0817 additional shares of common stock (or, in certain cases where the participant has left EMJ, its cash equivalent) with respect to each share of common stock now held by the stock bonus plan. The compensating contributions will be made in the form of contributions to the stock bonus plan, the allocation of units to the accounts of certain employees in a supplemental stock bonus plan and the payment of cash bonuses, in each case, in a manner that complies with the requirements of the Internal Revenue Code and ERISA.	Amendment to the DOL Consent Order and Release. Any obligations of Holding outstanding upon completion of the financial restructuring and public offering transactions in connection with the amendment to the DOL consent order and release will be assumed and performed by us in connection with our assumption of the stock bonus plan. Pursuant to the terms of the amended consent order, upon consummation of the merger and financial restructuring, the floor price guaranty terminates, and upon consummation of the public offering, the “put” rights will be eliminated and the obligation to obtain appraisals of EMJ common stock will cease.

Dividend Requirement. None.	Dividend Requirement. None.

Holding series A preferred stock

Authorized Capital. 600,000 shares, $.01 par value, are authorized for issuance and, as of the date of this proxy statement/prospectus, 57,573 shares are issued and outstanding.	Authorized Capital. Holders of series A preferred stock will receive cash and shares of our common stock in the merger that will have the rights listed above, be publicly-tradable and be listed on the New York Stock Exchange. There will be no shares of series A preferred stock issued and outstanding after the merger and financial restructuring.

Rank. The series A preferred stock is senior to all classes of common and preferred stock with respect to dividends and rights on liquidation and winding up. The liquidation preference entitles Holders of series A preferred stock to receive cash equal to $100 per share, plus all accrued but unpaid dividends in the event of a voluntary or involuntary liquidation of Holding. A sale, conveyance, transfer or exchange of substantially all of the property or assets of Holding also triggers this liquidation preference.

Dividend. The series A preferred stock is entitled to receive cumulative dividends at 18% per annum (this rate was increased from 13% in December 2002), which is payable in cash only. No dividends may be declared unless the corporation possesses sufficient cash and is otherwise legally permitted to pay the dividends in cash. Dividends on the series A preferred stock are payable each December 31st. Dividends have not been declared on the series A preferred stock because Holding is unable to pay the cash portion of the dividends. Undeclared dividends have accumulated through September 29, 2004 and are reflected in the appraised value of the series A preferred stock.

Voting. The series A preferred stock is entitled to one vote per share on all matters for which such shares are entitled to vote.

Election of Directors. The holders of series A preferred stock are currently entitled to appoint one member to Holding’s board of directors because dividends have not been timely paid. The holders of series A preferred stock will continue to appoint one director until all cumulative dividends on the series A preferred stock have been paid in full.

Approval Rights. The holders of the series A preferred stock have certain approval rights. Approval of a majority of the holders of series A preferred stock, voting as a single class, is required to approve a merger, if the merger consideration is something other than cash and, if the merger consideration is cash, the cash is less than the liquidation preference plus all accrued but unpaid dividends. A vote of 2/3 of the issued and outstanding shares is required to approve (1) any class of stock having priority over the series A preferred stock, (2) reclassification of any shares of stock into the series A preferred stock, (3) the authorization of any series of security authorized to purchase any of the series A preferred stock and (4) any amendment of our certificate of incorporation that adversely affects the rights of the series A preferred stock. Unanimous approval of the holders of series A preferred stock affected is required to (a) reduce or change the dividend rate, (b) reduce the liquidation value or (c) waive any obligation to pay dividends or make redemption payments. Changes to Holding’s stockholders’ agreement affecting the rights of holders of the series A preferred stock require approval of (x) Holding and Kelso and (y) the stockholders owning a majority of the series A preferred stock.

Puts and calls. Holding’s stockholders’ agreement provides that, upon termination of employment, management stockholders have the right to put their shares of series A preferred stock to Holding and Holding has the right to purchase the shares of series A preferred stock at fair market value. This right terminates upon the earlier of March 24, 2008 or the closing of an initial public offering of Holding’s common stock.

Distribution and Put Rights under the Stock Bonus Plan. Participants in Holding’s stock bonus plan are entitled to receive distribution of the shares they hold through the stock bonus plan upon termination of their employment. If termination is due to retirement, disability, death, plant closure or job elimination, distribution shall occur in a single sum as soon as is practicable on or after March 31st, June 30th, September 30th or December 31st that is either the date of termination or follows the date of termination. If termination occurs for any other reason, distribution shall occur as soon as is practicable after March 31st if that is the date of termination or if termination is any other date, after the next March 31st following such date of termination. In either case, following a distribution of shares from Holding’s stock bonus plan to any participant, the participant has two option periods of 60 days during which the participant can put his shares to us at the appraised value as of the immediately preceding appraisal date. One option period commences on the distribution date and the second option period commences on the date as of which the appraisal for the next plan year is made available to participants.

Redemption. Holding may redeem shares of the series A preferred stock at $100 per share plus payment of an amount equal to all accrued but unpaid dividends through the redemption date; provided unless the full cumulative dividends on all outstanding shares of series A preferred stock were paid or contemporaneously are declared and paid for all past dividend periods, no series A preferred stock may be redeemed unless all such shares are redeemed.

Holding Series B Preferred Stock

Authorized Capital. 100,000 shares, $.01 par value, are authorized for issuance and, as of the date of this proxy statement/prospectus, 27,882 shares are issued and outstanding.	Authorized Capital. Holders of series B preferred stock will receive cash and shares of our common stock in the merger that will have the rights listed above, be publicly-tradable and be listed on the New York Stock Exchange. There will be no shares of series B preferred stock issued and outstanding after the completion of the merger and financial restructuring.

Rank. The series B preferred stock is (1) junior to the series A preferred stock and (2) senior to the common stock, with respect to dividends and rights on liquidation and winding up.

Dividend. The series B preferred stock is entitled to receive cumulative dividends at a variable interest rate per annum. The applicable dividend rate was initially set at 15.5% of the liquidation value per annum, and is adjusted annually on or prior to each June 30 (contemporaneously with and based on the annual appraisal of the series B preferred stock held by the stock bonus plan); provided that the interest rate may not increase or decrease by more than 500 basis points from the initial rate. Dividend payments on the series B preferred stock are payable in cash or in-kind (via the issuance of common stock or series B preferred stock of equivalent value) on each March 31st, June 30th, September 30th and December 31st. Any dividends paid in-kind must be paid and have been paid at the applicable dividend rate plus 150 basis points.

Voting. The series B preferred stock is entitled to one vote per share on all matters for which such shares are entitled to vote.

Election of Directors. No voting rights.

Approval Rights. In the event of any amendment to Holding’s certificate of incorporation adversely affecting the interests the holders of the series B preferred stock, the holders of series B preferred stock would be entitled to vote as a class on such amendment (Section 242 of the DGCL). A majority vote of the holders of common stock and the series B preferred stock, voting together as a class is required to approve any merger.

Redemption. The Corporation may redeem shares of the series B preferred stock at $1,000 per share plus payment of an amount equal to all accrued, but unpaid dividends through the redemption date; provided unless the full cumulative dividends on all series B preferred stock were paid or contemporaneously are declared and paid for all past dividend periods, no series A preferred stock may be redeemed unless all such shares are redeemed.

Distribution and Put Rights under the Stock Bonus Plan. Participants in Holding’s stock bonus plan are entitled to receive distribution of the shares they hold through the stock bonus plan upon termination of their employment. If termination is due to retirement, disability, death, plant closure or job elimination, distribution shall occur in a single sum as soon as is practicable on or after March 31st, June 30th, September 30th or December 31st that is either the date of termination or follows the date of termination. If termination occurs for any other reason, distribution shall occur as soon as is practicable after March 31st if that is the date of termination or if termination is any other date, after the next March 31st following such date of termination. In either case, following a distribution of shares from Holding’s stock bonus plan to any participant, the participant has two option periods of 60 days during which the participant can put his shares to us at the appraised value as of the immediately preceding appraisal date. One option period commences on the distribution date and the second option period commences on the date as of which the appraisal for the next plan year is made available to participants.

ACCOUNTING TREATMENT

For accounting purposes our merger and financial restructuring will be accounted for as a transfer of assets and exchange of shares between entities under common control. As such, the transaction will be accounted for in a manner similar to a pooling-of-interests. Accordingly, the financial position and results of operations of Holding will be included in our consolidated financial statements on a historical cost basis.

FEDERAL INCOME TAX CONSEQUENCES

Material Federal Income Tax Consequences

The following summary discusses the material United States federal income tax consequences of the merger to Holding stockholders. The discussion assumes that the Holding stockholders currently hold their Holding stock and will continue to hold that stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of his, her or its personal circumstances or to stockholders subject to special treatment under the United States federal income tax laws, including:

•	insurance companies;

•	financial institutions or trusts;

•	dealers in securities or foreign currency;

•	traders that mark to market;

•	tax-exempt organizations;

•	pass-through entities (e.g. partnerships) or persons who hold our common stock through pass-through entities;

•	stockholders whose functional currency is not the U.S. dollar;

•	stockholders who hold their shares as part of a hedge, appreciated financial position, straddle or conversion transaction;

•	stockholders who hold or have acquired the Holding stock or are acquiring EMJ capital stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan (other than Holding’s stock bonus plan); and

•	foreign corporations, foreign partnerships or other foreign entities and individuals who are not citizens or residents of the United States.

Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws, and does not consider the effect of the merger for United States federal alternative minimum tax purposes. Accordingly, holders of Holding stock are urged to consult their own tax advisors regarding the specific tax consequences to them of the merger, including the applicability and effect of federal, state, local and foreign income or other tax laws applicable to their particular circumstances.

This discussion is based upon the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions thereof, all as of the date of hereof, and all of which are subject to change, possibly with retroactive effect. Neither EMJ nor Holding has requested a ruling from the Internal Revenue Service with respect to any of the United States federal income tax consequences of the merger and, as a result, there can be no assurance that the Internal Revenue Service will not disagree with or successfully challenge any of the statements made below. The following discussion is not binding on the IRS.

Statements of law and conclusions of law in this portion of the disclosure are the opinion of Katten Muchin Zavis Rosenman, counsel to Holding, EMJ and EMJ Metals LLC. The opinions of Katten Muchin Zavis Rosenman are predicated on the merger and financial restructuring being consummated in accordance with the terms of the merger agreement and the exchange agreement as described herein, and on certain factual representations made by us, including, but not limited to, the representation by us that at least 50% of the value of Holding stock will be exchanged for EMJ stock in the merger. In connection with making this representation, Holding and EMJ evaluated the outcome of the financial restructuring under several scenarios and conditions which are summarized on pages QA-5 through QA-9. As it relates to the tax consequences of certain Holding stockholders, this discussion assumes that the series A preferred stock and series B preferred stock will be converted in the merger to a combination of cash and EMJ common stock. If the merger and financial restructuring are not consummated in accordance with the terms of the merger agreement and the exchange agreement, or if any of the factual representations made by us is inaccurate, incomplete or untrue as of the effective date of the merger and financial restructuring, the tax opinions of Katten Muchin Zavis Rosenman may be invalid and thus cannot be relied upon.

Katten Muchin Zavis Rosenman is of the opinion that the merger will qualify as a reorganization pursuant to section 368(a) of the Internal Revenue Code and that each of Holding and EMJ will be a party to such reorganization within the meaning of section 368(b) of the Internal Revenue Code. Consistent with this characterization, the following discussion summarizes the material United States federal income tax consequences of the merger to the Holding stockholders. If the IRS were to successfully challenge this characterization, certain of the tax consequences would be different.

Holding Common Stock: Receipt of EMJ Common Stock

No Gain or Loss. A Holding common stockholder who, pursuant to the merger, receives only EMJ common stock in exchange for Holding common stock will not recognize any gain or loss upon such exchange, except in respect of cash received in lieu of a fractional share of EMJ common stock (as discussed below under “Cash Received in Lieu of a Fractional Share of EMJ Common Stock”).

Tax Basis. The aggregate adjusted tax basis of EMJ common stock received in the merger generally will be equal to the aggregate adjusted tax basis of the Holding common stock surrendered therefor, decreased by the amount of any tax basis allocable to any fractional share interest in EMJ common stock for which cash is received.

Holding Period. The holding period of EMJ common stock received in the merger will include the period during which the shares of Holding common stock were held.

Series A Preferred Stock and Series B Preferred Stock: Receipt of Cash and EMJ Common Stock

Gain But No Loss. A holder of series A preferred stock or series B preferred stock who, pursuant to the merger, receives a combination of cash and EMJ common stock in exchange for series A preferred stock or series B preferred stock will recognize gain, but not loss in an amount equal to the lesser of:

•	the amount of gain realized with respect to the series A preferred stock or the series B preferred stock; and

•	the amount of cash received (other than cash received in lieu of a fractional share of EMJ common stock, which will be taxed as discussed below under “Cash Received in Lieu of a Fractional Share of EMJ Common Stock”).

The amount of gain realized with respect to the series A preferred stock or series B preferred stock exchanged will equal the excess, if any, of:

•	the sum of the cash received plus the fair market value of EMJ common stock received, over

•	the Holding stockholder’s adjusted tax basis in such series A preferred stock or series B preferred stock.

For this purpose, gain or loss must be calculated separately for each identifiable block of shares of series A preferred stock or series B preferred stock surrendered in the merger, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Holders are urged to consult their tax advisors regarding the manner in which cash and EMJ common stock shares should be allocated among different blocks of their series A preferred stock or series B preferred stock surrendered in the merger.

Any gain recognized will be treated as capital gain unless, as discussed below under “Possible Treatment of Cash as a Dividend,” the receipt of the cash has the effect of the distribution of a dividend for U.S. federal income tax purposes, in which case such gain will be treated as ordinary dividend income to the extent of the Holding stockholder’s ratable share of accumulated earnings and profits of EMJ. Any capital gain will be long-term capital gain if, as of the date of the exchange, the holding period for the shares of series A preferred stock or series B preferred stock exchanged is more than one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation.

Tax Basis. The aggregate adjusted tax basis of EMJ common stock received in the merger generally will be equal to the aggregate adjusted tax basis of the shares of series A preferred stock or series B preferred stock (reduced by the basis in any fractional share of series A preferred stock or series B preferred stock for which cash is received) surrendered in the merger, reduced by the amount of cash received by the holder in the merger (excluding any cash received in lieu of a fractional share), and increased by the amount of gain recognized by the holder in the merger (including any portion of the gain that is treated as a dividend, as described below under “Possible Treatment of Cash as a Dividend,” but excluding any gain or loss resulting from fractional shares).

Holding Period. The holding period of EMJ common stock received in the merger will include the holding period of the series A preferred stock or series B preferred stock exchanged therefor.

Possible Treatment of Cash as a Dividend

For purposes of determining whether the gain recognized by a holder of series A preferred stock or series B preferred stock will be treated as capital gain or a dividend, the holder of series A preferred stock or series B preferred stock is treated as if it first exchanged all of its shares of series A preferred stock or series B preferred stock solely for EMJ common stock and then EMJ immediately redeemed a portion of the EMJ common stock in exchange for the cash the holder actually received (excluding cash received instead of fractional shares). The gain recognized in this deemed redemption will be treated as capital gain, and not as dividend, if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.” The exchange would be substantially disproportionate with respect to the holder if the holder’s percentage interest in EMJ common stock (including stock constructively owned by the holder) immediately after the merger (1) is less than 50% of the total voting power of EMJ common stock and (2) is less than 80% of the voting power and value, respectively, of what the percentage interest would have been if, hypothetically, the holder had received solely EMJ common stock in exchange for all series A preferred stock or series B preferred stock shares owned or constructively owned by the holder before the merger. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of EMJ common stock. The Internal Revenue Service has indicated that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal (an interest of less than 1% of the outstanding existing common stock should satisfy this requirement) and who exercises no control with respect to corporate affairs will experience a “meaningful reduction” if that stockholder experiences any reduction in its percentage stock ownership in connection with a transaction such as the merger. For purposes of these analyses, the series A preferred stock or series B preferred stock stockholder would be deemed to own any shares of EMJ common stock owned, or constructively owned, by certain persons related to such series A preferred stock or series B preferred stock stockholder or that are subject to an option held by the series A preferred stock or series B preferred stock stockholder or a related person.

These rules are complex and dependent upon the specific factual circumstances particular to each Holding stockholder. Consequently, each holder is urged to consult its tax advisor as to the application of these rules to the particular facts relevant to such holder. Holding stockholders that are corporations are urged to consult their tax advisors regarding their eligibility for a dividends received deduction and the treatment of the dividend as an “extraordinary dividend” under section 1059 of the Internal Revenue Code. Additionally, holders of series A preferred stock and series B preferred stock are urged to consult their tax advisors regarding the potential characterization of merger consideration that is received in respect of dividend arrearages on series A preferred stock or series B preferred stock under section 305 of the Internal Revenue Code and the potential characterization of the merger consideration under section 306 of the Internal Revenue Code. Because the application of sections 1059, 305 and 306 depends in part on a stockholder’s particular circumstances, Katten Muchin Zavis Rosenman does not express an opinion as to the application of these provisions to any particular stockholder, and urges Holding stockholders to consult their own tax advisors.

Cash Received in Lieu of a Fractional Share of EMJ Common Stock

A Holding stockholder who receives cash instead of a fractional share of EMJ common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of that fractional share by EMJ. Unless, as to any Holding stockholders, the receipt of cash in lieu of a fractional share of EMJ common stock is essentially equivalent to a dividend, a Holding stockholder who receives cash in lieu of a fractional share of EMJ common stock generally will recognize gain or loss equal to the difference between the amount of cash received and the Holding stockholder’s tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is more than one year.

Effect of Possible Alternative Characterization

A successful challenge by the Internal Revenue Service to the reorganization status of the merger could result in significant adverse tax consequences to Holding stockholders. A Holding stockholder would generally recognize taxable gain or loss on each share of Holding stock surrendered equal to the difference between the basis of such share and the fair market value, as of the effective time of the merger, of the EMJ stock plus any cash received in exchange therefor. In such event, a stockholder’s aggregate basis in the EMJ common stock received would equal its fair market value, and the stockholder’s holding period for such EMJ stock would begin the day after the effective time of the merger.

Information Reporting and Backup Withholding

Unless you comply with certain reporting and/or certification procedures or are an exempt recipient under applicable provisions of the Internal Revenue Code and Treasury regulations, cash payments in exchange for your Holding stock in the merger will be subject to “backup withholding” at a rate of 28% for federal income tax purposes. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Each Holding stockholder will be required to retain records and file with such stockholder’s United States federal income tax return a statement setting forth certain facts relating to the merger.

Stock Bonus Plan

Notwithstanding the foregoing, with respect to shares of Holding stock held in Holding’s stock bonus plan, consideration received in the merger and financial restructuring by the stock bonus plan on account for participants in the stock bonus plan will not be taxed currently to such participants, provided that the stock bonus plan maintains its tax-exempt status. Taxation to such participants will occur upon the distribution of a participant’s account balance to such participant, generally at ordinary income tax rates.

The preceding summary of the U.S. federal income tax consequences of the merger does not purport to be a complete analysis or discussion of all potential tax effects relevant to the merger. This discussion may not apply to a particular stockholder in light of the stockholder’s particular circumstances. You are urged to consult your own tax advisors as to the specific tax consequences to you of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, foreign and other applicable tax laws and the effect of any proposed changes in the tax laws.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF EMJ

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. This discussion and the projections on pages 57 and 58 contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including the risks discussed in “Risk Factors” and elsewhere in this prospectus. Our fiscal year ends March 31 of each applicable year.

Overview

We are a leading distributor of metal bar and tubular products used in North American manufacturing processes and have been in business for over 80 years. We purchase over 25,000 different metal products in large quantities from primary producers, including a broad mix of carbon, alloy and stainless steel and aluminum bar, tubular and plate products. We sell these metal products in smaller quantities to over 35,000 customers spanning various industries, including machine tools, industrial equipment, transportation, fluid power, oil, gas and energy, fabricated metal, and construction and agricultural equipment. We distribute our broad range of metal products and provide our customers value-added metal processing and inventory management services from our distribution network of 35 strategically located service and processing centers in the United States and Canada.

The metals service center industry is affected by market demand and metals supply. The most advantageous business conditions for the leading metals service centers in North America that have strong supply relationships with metals producers occur when domestic demand is strong and worldwide supply is limited. After many quarters of weak industrial economic conditions in the United States, the metals service center industry began to experience growth in sales volume and increases in prices during the last calendar quarter of 2003. This growth, which has continued throughout 2004, has been due to growing demand for metal products in North America and emerging countries, led by China. This significant increase in demand has changed the balance of supply and demand for metal products, which has correspondingly increased prices and reduced the supply of certain metals. Another factor currently affecting metal prices and availability in North America is favorable exchange rates that are helping end-users that export their finished products and hurting the supply of traditionally less expensive foreign raw material coming to North America. During the first two quarters of fiscal 2005 our gross margin percentage increased as compared to the same period of fiscal 2004, mainly because of our ability to increase our selling prices to our customers due to the higher costs of most of our products. Improved customer demand, along with limited supplies of many metals and the efforts of our sales force allowed us to pass through increased pricing to our customers. Our gross margin percentage increased because we passed those price increases on to our customers before we received higher cost material in our inventory. However, during the third quarter of fiscal 2005 and the current quarter, we received higher cost material into our inventory and the rate of mill price increases, along with our selling prices, slowed, which has caused our gross margins to decline in the third quarter and is expected to cause our gross margins to decline in the fourth quarter of fiscal 2005. LIFO charges have made and will make a significant contribution to this compression of reported gross margin percentage in the third and fourth quarter of fiscal 2005 and for the full fiscal year. We anticipate that customer demand in 2005 will remain strong but the greater availability of material and the leveling off of price increases could cause a decline in our gross profit margins and EBITDA (as defined and discussed in footnote 4 under the heading “Selected Consolidated Financial and Other Data of EMJ”).

We believe that the metals service center industry will continue to increase its role as a valuable intermediary between primary metals producers and end-users, principally as a result of (1) the metals producers’ efforts to increase sales to larger volume purchasers in order to increase production efficiency and (2) increased demand by end-users for value-added services and small order quantities in order to reduce their costs and capital expenditures associated with the production process. We also believe that customer demand will continue to be strong and that the availability of certain steel and aluminum products will remain tight in the near future. While the tight supply of steel and aluminum could disrupt our ability to meet our customers’ material requirements, we believe that our extensive inventory of core products, excellent customer service, excellent supplier relationships, broad network of facilities, proprietary technology, automated warehouse system and experienced management team have differentiated, and will continue to differentiate, us in the marketplace.

During the last several years, we have focused our management efforts on automating and reconfiguring our facilities to increase workflow, enhancing our information management systems to improve customer service, and streamlining our management structure, reducing headcount and decreasing corporate overhead to reduce costs. We believe our results reflect these improvements and the increased demand for our metal products. For example:

•	during fiscal 2004 and the first nine months of fiscal 2005, we handled approximately 7,900 and 8,100 sales transactions per business day, respectively, at an average sale price of approximately $520 and $750 per transaction, respectively;

•	our tons shipped from stock inventory during the first nine months of fiscal 2005, which constituted 93.4% of our revenues from the sale of metal products for such period, was 23.1% higher compared to the first nine months of fiscal 2004;

•	in the first nine months of fiscal 2005, tons shipped from stock inventory per employee, based on the average number of employees during the first nine months, increased approximately 21% to 343 compared to the first nine months of fiscal 2004;

•	in the first nine months of fiscal 2005, our EBITDA (as defined and discussed in footnote 6 under the heading “Selected Consolidated Financial and Other Data”) per employee, based on the average number of employees in the period, increased 107.0% to $67,675 from the first nine months of fiscal 2004; and

•	our operating margin for the first nine months of fiscal 2005 and fiscal 2004 was 9.0% and 6.3%, respectively.

Revenues

We derive substantially all of our revenues from the sale and processing of metal products. The pricing for most of our sales, which varies substantially across product lines, is set at the time of the sale. We do, however, make approximately 10% of our sales under arrangements that fix the price for a period of time. These arrangements are generally for no more than three months. When we enter into a fixed price arrangement, we typically enter into a corresponding supply arrangement with our supplier to cover the commitment to our customer. These corresponding supply arrangements limit the risk of fluctuating prices negatively impacting our margins on these fixed price arrangements.

Cost of Sales

Our cost of sales consists of the costs we pay for metals and related inbound freight charges. We account for inventory on a LIFO (last-in-first-out) basis. We calculate LIFO adjustments as of March 31 of each fiscal year. Interim estimates of the charge or credit are determined based on inflationary or deflationary purchase cost trends and inventory levels. During periods of extreme fluctuations in the inflation or deflation of inventory average costs interim LIFO estimates may not fully indicate the ultimate charge or credit for our fiscal years ended March 31.

Gross Profit

Historically, we have attempted to maintain our gross profit margins by increasing our prices as the cost of our materials increased. As a result, if prices increase and we are successful in maintaining the same gross profit margin, we generate more gross profit dollars. Conversely, if prices decline and we are not successful in maintaining the same gross profit margin, we will typically generate fewer gross profit dollars. Our average selling price in the first nine months of fiscal 2005 increased 39.2% from the first nine months of fiscal 2004.

Expenses

Our expenses primarily consist of (1) warehouse and delivery expenses, which include occupancy costs, compensation and employee benefits for warehouse personnel, processing, shipping and handling costs, (2)

selling expenses, which include compensation and employee benefits for sales personnel, and (3) general and administrative expenses, which include compensation for executive officers and general management, expenses for professional services primarily attributable to accounting and legal advisory services, data communication and computer hardware and maintenance, partially offset by dividend income attributable to our company owned life insurance policies. The majority of our operating expenses are variable and fluctuate with changes in tons shipped. In addition, expenses in fiscal 2003 included a loss on early termination of debt, as described below.

Company Owned Life Insurance

We are the owner and beneficiary of life insurance policies on (1) all former non-union employees of a predecessor company, including certain current employees of EMJ, and (2) key man life insurance policies on certain current and former executives of EMJ and predecessor companies. These policies, by providing payments to us upon the death of covered individuals and by permitting company borrowings against the cash surrender value of these policies, are designed to provide us cash to repurchase shares held by employees in Holding’s stock bonus plan and shares held individually by employees following the termination of their employment. Cash surrender value of the life insurance policies, which was $235.7 million as of December 31, 2004 (against which we have borrowed $203.9 million), increases by a portion of the amount of premiums paid and by dividend income earned under the policies. As specified in the terms of the insurance policies, the rates for dividends payable on the policies correspondingly increase when borrowings are outstanding under the policies. This increase in dividends is greater than the increase in the associated interest expense we incur in connection with borrowing against the cash surrender value of the policies. Dividend income earned under the policies was $17.8 million in fiscal 2004, $17.2 million in fiscal 2003, $13.5 million in fiscal 2002, $15.4 million in the first nine months of fiscal 2005 and $12.4 million in the first nine months of fiscal 2004 and is reported as an offset to general and administrative expenses in our consolidated statements of operations. The effect of these company owned life insurance policies on our pre-tax income, which we refer to as COLI effect, is discussed in footnote 5 under the heading “Selected Consolidated Financial and Other Data of EMJ” at page 10.

Segment

We operate in one reportable segment—the metals service center industry—through our network of 35 service and processing centers strategically located throughout North America, including four service centers in Canada.

Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Management believes the critical accounting policies and areas that require the most significant estimates, assumptions and judgments to be used in the preparation of our consolidated financial statements are revenue recognition, allowances for doubtful accounts, inventory reserves, accounting for stock options, pension and other postretirement benefits, insurance reserves, incentive compensation, contingencies and income tax accounting. Because of the uncertainty inherent in these matters, actual results could differ significantly from the estimates, assumptions and judgments we use in applying these critical accounting policies.

Revenue Recognition.

We recognize revenue when products are shipped to our customers, title has passed and collectibility is reasonably assured. Revenues are shown net of returns and allowances, which historically have been less than 0.2% of gross revenues.

Allowances for Doubtful Accounts.

Accounts receivable consist primarily of amounts due to us from our normal business activities. We establish allowances for doubtful accounts based on estimates of losses related to customer receivable balances. We develop estimates by using formulas or standard quantitative measures based on accounts aging, historical losses (adjusted for current economic conditions) and, in some cases, evaluating specific customer accounts for risk of loss. We assess our allowances for doubtful accounts on a quarterly basis. Our provision for estimated losses and our write-offs for doubtful accounts recorded during each of the fiscal years ended March 31, 2002, 2003 and 2004 was less than 0.5% of each fiscal year’s revenues. However, significant changes in specific markets that we serve that result in the deterioration of the financial condition of our customers in those markets and, therefore, negatively impact those customers’ ability to make payments to us, could require an increase in our allowances or cause our allowances to be insufficient to cover actual write-offs.

Inventory Reserves.

Inventories largely consist of raw material purchased in bulk quantities from various mill suppliers to be sold to our customers. An allowance for excess inventory is maintained to reflect the expected unsaleability of specific inventory items based on condition, recent sales activity and projected market demand. This allowance represented less than 2% of our total inventory as of March 31, 2002, 2003 and 2004.

Accounting for Stock Options.

The financial statements for the reporting periods, prior to April 1, 2004 account for employee stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Financial Accounting Standards Board (FASB) interpretations. Accordingly, compensation costs for employee stock options were measured as the excess, if any, of the estimated market price of Holding common stock at the date of grant over the appraised value, as of the latest valuation date, of the common stock on the date of grants.

During the third quarter ending December 31, 2004, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, under the modified-prospective transition method, for all employee awards granted, modified or settled after April 1, 2004, as permitted by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure-An Amendment of FASB Statement No. 123. In accordance with SFAS No. 123, we estimated the fair value of options using an option-pricing model, which takes into account assumptions such as the dividend yield, the risk-free interest rate, and the expected life of the options. Our common stock is not currently traded on a national securities exchange or an over-the-counter market, and therefore an effectively zero percent volatility was used. The dividend yield is excluded from the calculation, as it is our present intention to retain all future earnings. As a result of the adoption of SFAS No. 123, and in accordance with its provisions, we recorded a non-cash stock compensation charge of $1,557,000 in the third quarter of fiscal 2005 for the modifications, as defined in SFAS No. 123, made to the outstanding options of Holding during the quarter. See “Management—Holding Stock Option Plan” for a discussion of the modification to outstanding Holding options.

Pension and Other Postretirement Benefits.

We develop our pension and postretirement benefit costs and credits from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension and postretirement benefit costs or credits may occur in the future due to changes in the assumptions, in addition to changes resulting from fluctuations in our related headcount. In April 2004, we made an annual contribution of $700,000 to our hourly employee pension plan as a result of changes in assumptions. We expect to make annual payments of $700,000 over the next four years and $400,000 thereafter to meet ERISA minimum pension funding requirements.

Insurance Reserves.

Our insurance for worker’s compensation, general liability, vehicle liability and, to a certain extent, health care are effectively self-insured. We use third-party administrators to process all such claims. Our third-party administrators use claims for worker’s compensation, along with other factors, to establish reserves required to cover our worker’s compensation liability. We also maintain reserves to cover expected medical claims to be paid subsequent to the end of a plan year or upon termination of the plan. Our management reviews our reserves associated with the exposure to these self-insured liabilities for adequacy at the end of each reporting period.

Incentive Compensation.

Management incentive plans are tied to various financial performance metrics. Bonus accruals made throughout the year are based on management’s best estimate of the achievement of the specific financial metrics. We make adjustments to the accruals on a quarterly basis as forecasts of financial performance are updated. At year-end, we adjust the accruals to reflect the actual results achieved.

Contingencies.

We are subject to proceedings, lawsuits and other claims related to environmental, labor, product and other matters. We assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. We make a determination of the amount of reserves required, if any, for these contingencies after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Income Taxes.

We estimate our current tax liability after considering our temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we will establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we will include and expense the allowance within the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

Results of Operations

The following table sets forth selected operating results, including as a percentage of revenues, for the periods indicated:

	Fiscal Year Ended March 31,						Three Months Ended				Nine Months Ended
	2002	%	2003	%	2004	%	January 1, 2004%		December 31, 2004%		January 1, 2004%		December 31, 2004%
	(in thousands)						(in thousands)				(in thousands)
Statement of Operations Data:
Revenues	$895,058	100.0%	$919,927	100.0%	$1,040,367	100.0%	$248,785	100.0%	$401,683	100.0%	$718,301	100.0%	$1,152,589	100.0%
Gross profit	253,067	28.3	261,365	28.4	286,101	27.5	68,805	27.7	107,751	26.8	199,907	27.8	323,854	28.1
Expenses	204,713	22.9	210,277	22.9	216,629	20.8	54,102	21.7	91,347	22.7	154,970	21.6	220,091	19.1
Income from operations	48,354	5.4	51,088	5.6	69,472	6.7	14,703	5.9	16,404	4.1	44,937	6.3	103,763	9.0
Net interest expense	42,545	4.8	47,206	5.1	51,093	4.9	12,995	5.2	14,101	3.5	38,205	5.3	40,534	3.5
Income before income taxes	5,809	0.6	3,882	0.4	18,379	1.8	1,708	0.7	2,303	0.6	6,732	0.9	63,229	5.5
Net income	5,354	0.6	2,382	0.3	15,252	1.5	1,237	0.5	4,285	1.1	5,284	0.7	52,932	4.6

Results of Operations—Three Months Ended December 31, 2004 Compared to Three Months Ended January 1, 2004

Revenues. Revenues for the third quarter of fiscal 2005 increased 61.5% to $401.7 million, from $248.8 million for the same period in fiscal 2004, reflecting a 14.1% increase in tons shipped from stock inventory and a 51.1% increase in average selling prices when compared to the third quarter of fiscal 2004. Revenues from our domestic operations increased 60.8% to $372.0 million in the third quarter of fiscal 2005, from $231.4 million for the same period in fiscal 2004. The increase was due to stronger demand for products sold to customers in certain industries we serve, including fluid power, machine tools, metal service centers and wholesale trade and industrial equipment partially offset by a decline in demand from customers in transportation. Revenues from our Canadian operations increased 70.7% to $29.7 million in the third quarter of fiscal 2005, from $17.4 million in the same period in fiscal 2004, due to increased capacity and efficiencies from newer facilities, effective marketing of core products and services and overall stronger economic conditions. Revenues for the third quarter were higher than our second quarter, which is a departure from the seasonal slowdown that we have historically experienced in the third quarter. While our tons shipped reflected the seasonal pattern, the higher price of materials that we passed on to customers in higher prices for our products caused revenues to increase over the second quarter of fiscal 2005.

Gross Profit. Gross profit for the third quarter of fiscal 2005 increased 56.7% to $107.8 million, from $68.8 million for the same period in fiscal 2004, while gross margins were 26.8% and 27.7%, respectively. Our gross profit increased due to improved customer demand and market conditions. Our gross margins decreased primarily due to industry wide increases in the cost of metals and a slight increase in competitive conditions. Such price increases were reflected in our inventory purchases resulting in a charge of $18.1 million in the third quarter of fiscal 2005 to cost of sales to value inventory on a last in first out basis (LIFO), compared to $0.5 million in the same period in fiscal 2004. Gross profit and gross margin from our domestic operations were $99.7 million and 26.8%, respectively, during the third quarter of fiscal 2005, compared to $64.5 million and 27.9%, respectively, for the same period in fiscal 2004. Gross profit and gross margin from our Canadian operations were $8.1 million and 27.3%, respectively, during the third quarter of fiscal 2005, compared to $4.3 million and 24.7%, respectively, for the same period in fiscal 2004.

Expenses. Total operating expenses for the third quarter of fiscal 2005 increased 68.8% to $91.3 million, from $54.1 million for the same period in fiscal 2004. As a percentage of revenues, operating expenses were 22.7% in the third quarter of fiscal 2005, compared to 21.7% for the same period in fiscal 2004. Operating expenses were impacted in the third quarter of fiscal 2005 by the $17.3 million accrual for the special contribution to our stock bonus plan (this accrual will be adjusted to reflect the fair market value of the uncontributed shares at the end of each reporting period, fair market value of these 2,461,547 uncontributed shares at December 31, 2004, was $6.61), the $6.3 million termination fee paid to Kelso in connection with an amendment to our financial advisory agreement with Kelso, the $3.5 million performance bonus paid to Mr. Nelson, our chief executive officer, and the non-cash charge of $1.6 million in connection with the adoption of SFAS No. 123, Accounting for Stock-Based Compensation, and modification of terms of existing options. Additionally, increases in operating expenses generally reflects the changes in variable expenses impacted by higher tons shipped, rising prices for freight and fuel, higher compensation and benefit costs, higher repair and maintenance costs for building and equipment and costs associated with the relocation and improvement of certain facilities. These higher expenses were partially offset by net gains from the sale of redundant properties in Houston and Tulsa and lower leased equipment expense. Fiscal 2004 third quarter expenses were partially offset by income attributable to our company owned life insurance programs.

Warehouse and delivery expenses for the third quarter of fiscal 2005 increased 18.3% to $40.0 million, from $33.8 million for the same period in fiscal 2004. As a percentage of revenues, warehouse and delivery expenses were 10.0% in the third quarter of fiscal 2005, compared to 13.6% for the same period in fiscal 2004. The increase in these expenses resulted primarily from higher freight and fuel prices due to higher tons shipped, higher compensation and benefits costs and equipment and building maintenance costs, partially offset by lower leased equipment expense.

Selling expenses for the third quarter of fiscal 2005 increased 15.5% to $9.7 million, from $8.4 million for the same period in fiscal 2004, and decreased as a percentage of revenues to 2.4% in the third quarter of fiscal 2005 from 3.4% in the third quarter of fiscal 2004. The increase in selling expenses resulted from higher incentive accruals for sales personnel due to record sales levels, overtime and vehicle lease expense. Selling incentives, however, have been declining quarterly since the first quarter of fiscal 2005 as the comparable growth levels used to calculate the incentives decrease. For example, selling incentives decreased by 54% for the third quarter of fiscal 2005 from the second quarter of fiscal 2005. Beginning the second quarter of fiscal 2005, selling incentives have been based on an inflation-adjusted growth for fiscal 2006 and are expected to return to more traditional levels.

General and administrative expenses for the third quarter of fiscal 2005 increased 250.4% to $41.7 million, from $11.9 million for the same period in fiscal 2004. These expenses were 10.4% of revenues in the third quarter of fiscal 2005 and 4.8% of revenues in the same period in fiscal 2004. General and administrative expenses include the $17.3 million accrual for the special contribution to our stock bonus plan (this accrual will be adjusted to reflect the fair market value of the uncontributed shares at the end of each reporting period, fair market value of these 2,461,547 uncontributed shares at December 31, 2004, was $6.61), the $6.3 million termination fee paid to Kelso in connection with an amendment to our financial advisory agreement with Kelso, the $3.5 million performance bonus paid to Mr. Nelson, our chief executive officer, and the non-cash charge of $1.6 million for the adoption of SFAS No. 123, Accounting for Stock-Based Compensation, and modification of terms of existing options. Additionally, increases in general and administrative expenses resulted from higher compensation and costs associated with the relocation and improvement of certain facilities associated with consolidation projects, partially offset by a net gain from the sale of redundant properties. Fiscal 2004 expenses included costs associated with the corporate office move from Brea, California to Lynwood, California and were partially offset by income attributable to our company owned life insurance programs.

As soon as practicable after, and conditioned upon consummation of the public offering, we have committed to pay a taxable initial public offering bonus of $8.5 million to our employees on the date of this proxy statement/prospectus who are also participants in the stock bonus plan. Our expenses for the quarter in which we consummate an initial public offering will be adversely impacted by this charge.

Net Interest Expense. Net interest expense was $14.1 million during the third quarter of fiscal 2005 and $13.0 million during the same period in fiscal 2004. These amounts include interest related to our long-term debt and borrowings against the cash surrender value of company owned life insurance policies we maintain, and the amortization of debt issue costs ($0.3 million in the third quarter of fiscal 2005 and $0.3 million in the third quarter of fiscal 2004).

During the third quarter of fiscal 2005, the average outstanding indebtedness (excluding borrowings against the cash surrender value of our company owned life insurance policies) was $369.7 million versus $363.3 million during the same period in fiscal 2004. The weighted-average interest rate on such indebtedness was 8.0% versus 7.7% during the same period in fiscal 2004. The average borrowings under our domestic credit facility in the third quarter of fiscal 2005 increased to $115.1 million from $107.1 million in the same period of fiscal 2004, and the average interest rate on such borrowings was 5.0% and 4.0%, respectively. The increase in average borrowings reflected the increased demand and pricing for the products we sell, which resulted in significant increases in inventory and accounts receivable.

The outstanding borrowings against the cash surrender value of our company owned life insurance policies were $203.9 million at December 31, 2004 and $183.0 million at January 1, 2004, and the total interest expense on these borrowings increased to $6.0 million during the third quarter of fiscal 2005, compared to $5.2 million for the same period in fiscal 2004. These increases resulted primarily from additional borrowings of $21.6 million against the increased cash surrender value of our company owned life insurance policies in the first nine months of fiscal 2005 to pay annual premiums on the policies and to pay interest on previous borrowings, as described under “—Liquidity and Capital Resources” below.

Income Taxes. We realized an income tax benefit of $2.0 million for the third quarter of fiscal 2005, compared to a tax expense of $471,000 for the same period in fiscal 2004. Our tax benefit for the three months ended December 31, 2004 of $2.0 million was due to the reduction in our estimated annual taxable income, and the resultant reduction in our estimated effective tax rate for federal, state, and foreign income taxes. The reduction in our estimated effective annual tax rate required us to record a benefit so that our year to date effective tax rate approximates our estimated effective annual tax rate. The reduction in estimated annual income was primarily due to the $17.3 million accrual for the special contribution to our stock bonus plan (this accrual will be adjusted to reflect the fair market value of the uncontributed shares at the end of each reporting period, fair market value of these 2,461,547 uncontributed shares at December 31, 2004, was $6.61); the charge for the $3.5 million performance bonus paid to Mr. Nelson, our chief executive officer; the non-recurring charge for the $6.3 million fee paid to Kelso, in connection with terminating our obligation to pay fees to Kelso under our financial advisory agreement with Kelso; and the non-cash charge of $1.6 million in connection with the adoption of SFAS No. 123, Accounting for Stock-Based Compensation, and the modification of terms of existing options.

The tax expense for the third quarter of fiscal 2004 included provisions for state franchise and foreign income taxes only, as our federal tax provisions were offset by recognition of tax benefits associated with our net loss carryforwards.

Results of Operations—Nine Months Ended December 31, 2004 Compared to Nine Months Ended January 1, 2004

Revenues. Revenues for the first nine months of fiscal 2005 increased 60.5% to $1,152.6 million, from $718.3 million for the same period in fiscal 2004, reflecting a 23.1% increase in tons shipped from stock inventory and a 39.2% increase in average selling prices when compared to the first nine months of fiscal 2004. Revenues from our domestic operations increased 60.3% to $1,075.2 million in the first nine months of fiscal 2005, from $670.6 million for the same period in fiscal 2004. The increase was due to stronger demand for products sold to customers in certain industries we serve, including screw machine products, fluid power, machine tools and fabricated metal. Revenues from our Canadian operations increased 62.3% to $77.4 million in the first nine months of fiscal 2005, from $47.7 million in the same period in fiscal 2004, due to increased capacity and efficiencies from newer facilities, effective marketing of core products and services and overall stronger economic conditions.

Gross Profit. Gross profit for the first nine months of fiscal 2005 increased 62.0% to $323.9 million, from $199.9 million for the same period in fiscal 2004, while gross margins were 28.1% and 27.8%, respectively. Our gross profit and gross margins increased due to improved customer demand and market conditions, primarily in the first six months of fiscal 2005 when limited supplies of many of the products we sell allowed us to pass through increased pricing to our customers before we received higher cost metal products in our inventory. Our increased cost of metals resulted in a charge to cost of sales to record results on a last in first out basis (LIFO) of $42.5 million in the first nine months of fiscal 2005, compared to $0.5 million in the same period in fiscal 2004. Gross profit and gross margin from our domestic operations were $302.4 million and 28.1%, respectively, during the first nine months of fiscal 2005, compared to $188.3 million and 28.1%, respectively, for the same period in fiscal 2004. Gross profit and gross margin from our Canadian operations were $21.5 million and 27.8%, respectively, during the first nine months of fiscal 2005, compared to $11.6 million and 24.3%, respectively, for the same period in fiscal 2004.

Expenses. Total operating expenses for the first nine months of fiscal 2005 increased 42.0% to $220.1 million, from $155.0 million for the same period in fiscal 2004. As a percentage of revenues, operating expenses were 19.1% in the first nine months of fiscal 2005, compared to 21.6% for the same period in fiscal 2004. Operating expenses were impacted in the first nine months of fiscal 2005 by the $17.3 million accrual for the special contribution to our stock bonus plan (this accrual will be adjusted to reflect the fair market value of the uncontributed shares at the end of each reporting period, fair market value of these 2,461,547 uncontributed shares at December 31, 2004, was $6.61), the $6.3 million termination fee paid to Kelso in connection with an amendment to our financial advisory agreement with Kelso, the $3.5 million performance bonus paid to Mr. Nelson, our chief executive officer, and the non-cash charge of $1.6 million in connection with the adoption of SFAS No. 123, Stock-Based Compensation, and the modification of terms of existing options. Additionally, increases in operating expenses for the first nine months of fiscal 2005 generally reflect the changes in variable expenses impacted by higher tons shipped, rising prices for freight and fuel and higher compensation and benefit costs.

Warehouse and delivery expenses for the first nine months of fiscal 2005 increased 17.6% to $116.1 million, from $98.7 million for the same period in fiscal 2004. As a percentage of revenues, warehouse and delivery expenses were 10.1% in the first nine months of fiscal 2005, compared to 13.7% for the same period in fiscal 2004. The increase in these expenses resulted primarily from higher freight and fuel prices due to higher tons shipped, higher overtime and temporary labor expense and higher equipment and building maintenance expenses, partially offset by lower leased equipment expense. In addition, we recorded a $1.5 million charge in the first nine months of 2005 to reserve for specialized equipment operating lease obligations related to a parts fabrication contract that was terminated early by the customer.

Selling expenses for the first nine months of fiscal 2005 increased 40.0% to $35.0 million, from $25.0 million for the same period in fiscal 2004, and decreased as a percentage of revenues to 3.0% in the first nine months of fiscal 2005 from 3.5% in the same period in fiscal 2004. The increase in selling expenses resulted from higher incentive accruals for sales personnel due to record sales levels.

General and administrative expenses for the first nine months of fiscal 2005 increased 120.8% to $69.1 million, from $31.3 million for the same period in fiscal 2004. These expenses were 6.0% of revenues in the first nine months of fiscal 2005 and 4.4% of revenues in the same period in fiscal 2004. Operating expenses were impacted in the third quarter of fiscal 2005 by the accrual of $17.3 million for the special contribution to our stock bonus plan (this accrual will be adjusted to reflect the fair market value of the uncontributed shares at the end of each reporting period, fair market value of these 2,461,547 uncontributed shares at December 31, 2004, was $6.61), the $6.3 million termination fee paid to Kelso in connection with an amendment to our financial advisory agreement with Kelso, the $3.5 million performance bonus paid to Mr. Nelson, our chief executive officer, and the non-cash charge of $1.6 million in connection with the adoption of SFAS No. 123, Stock-Based Compensation, and the modification of terms of existing options. Additionally, increases in these expenses resulted from higher compensation expense, costs associated with the relocation and improvement of certain facilities. Expenses for the first nine months of fiscal 2005 and fiscal 2004 were partially offset by a gain on sale of redundant real estate of $2.2 million and $1.1 million, respectively. Fiscal 2004 expenses were offset by income recognized in connection with our company owned life insurance programs.

Net Interest Expense. Net interest expense was $40.5 million during the first nine months of fiscal 2005 and $38.2 million during the same period in fiscal 2004. These amounts include interest related to our long-term debt and borrowings against the cash surrender value of company owned life insurance policies we maintain, and the amortization of debt issue costs ($1.0 million in the first nine months of fiscal 2005 and fiscal 2004).

During the first nine months of fiscal 2005, the average outstanding indebtedness (excluding borrowings against the cash surrender value of our company owned life insurance policies) was $369.3 million versus $361.2 million during the same period in fiscal 2004. The weighted-average interest rate on such indebtedness was 8.0% versus 7.9% during the same period in fiscal 2004. The average borrowings under our domestic credit facility in the first nine months of fiscal 2005 increased to $114.0 million from $104.3 million in the same period of fiscal 2004, and the average interest rate was 4.5% for the first nine months of fiscal 2005 compared to 4.0% in same period in fiscal 2004. The increase in average borrowings reflected the increased demand and pricing for the products we sell, which resulted in significant increases in inventory and accounts receivable.

The outstanding borrowings against the cash surrender value of our company owned life insurance policies were $203.9 million at December 31, 2004 and $183.0 million at January 1, 2004, and the total interest expense on these borrowings increased to $16.7 million during the first nine months of fiscal 2005, compared to $15.1 million for the same period in fiscal 2004. These increases resulted primarily from additional borrowings of $21.6 million against the increased cash surrender value of our company owned life insurance policies in the first nine months of fiscal 2005 to pay annual premiums on the policies and to pay interest on previous borrowings, as described under “—Liquidity and Capital Resources” below.

Income Taxes. Income tax expense for the first nine months of fiscal 2005 was $10.3 million compared to $1.4 million for the first nine months of fiscal 2004. Our effective tax rate for fiscal 2005 is estimated at 16.3%, and is based on our estimated annual taxable income tax rate for fiscal year 2005, compared to an effective tax rate of 21.5% in 2004. Income tax expense for fiscal 2005 includes provisions for federal, state franchise, and foreign income taxes, and fiscal 2004 tax expense includes provisions for state franchise and foreign income taxes. The reduction in the effective tax rate in fiscal 2005 when compared to fiscal 2004, was due to our Canadian pretax income, which is taxed at a higher tax rate, making up a larger portion of consolidated pretax income in fiscal 2004. The federal tax rate for the first nine months of fiscal 2005 was 7.6% of domestic pretax income, and was lower than the U.S. federal statutory tax rate primarily due to recognition of tax benefits associated with the utilization of loss carryforwards.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Revenues. Revenues for fiscal 2004 increased 13.1% to $1,040.4 million, compared to $919.9 million in fiscal 2003. Revenues from our domestic operations increased 12.1% to $970.4 million in fiscal 2004, compared to $865.5 million in fiscal 2003, primarily as the result of an increase in tons shipped. The increase in tons shipped by our domestic operations was attributable to increased demand for our products sold to customers in certain industries we serve, including oil, gas and energy, fluid power and machine tools, particularly during the fourth quarter of fiscal 2004. Revenues also increased in fiscal 2004 as a result of an increase in prices for the products we sold during fiscal 2004 as compared to fiscal 2003. Revenues from our Canadian operations for fiscal 2004 increased 28.7% to $70.0 million, compared to $54.4 million in fiscal 2003, due to increased capacity and efficiencies from new facilities, effective marketing of core products and services, overall improved economic conditions and favorable currency conversion rates.

Gross Profit. Gross profit increased 9.4% to $286.1 million in fiscal 2004, compared to $261.4 million in fiscal 2003. Gross margin decreased to 27.5% in fiscal 2004, compared to 28.4% in fiscal 2003. The decrease in gross margin was due to increased pricing levels and surcharges imposed by metals producers that resulted in increased costs of metals during the fourth quarter of fiscal 2004. Our increased costs of metals resulted in a LIFO charge of $14.3 million compared to a decrease in costs of metals for fiscal 2003 resulting in a $3.4 million LIFO credit. Gross profit and gross margin from our domestic operations were $268.2 million and 27.6%, respectively in fiscal 2004, compared to $249.8 million and 28.9%, respectively, for fiscal 2003. Gross profit and gross margin from our Canadian operations were $17.9 million and 25.6%, respectively, in fiscal 2004 compared to $11.6 million and 21.3%, respectively, in fiscal 2003.

Expenses. Total operating expenses were $216.6 million in fiscal 2004, compared to $210.3 million in fiscal 2003. As a percentage of revenues, operating expenses were 20.8% in fiscal 2004, compared to 22.9% in fiscal 2003. The increase in operating expenses generally reflected the changes in variable expenses impacted by higher tons shipped and added capacity, partially offset by no loss resulting from early termination debt in fiscal 2004 compared to a loss of $12.3 million resulting from early termination of debt in fiscal 2003. In addition, fiscal 2004 included higher costs for healthcare and workers compensation insurance, selling and management incentives and professional services partially offset by income attributable to our company owned life insurance programs and gains on sale of surplus properties.

Warehouse and delivery expenses increased $8.3 million to $135.4 million in fiscal 2004, compared to $127.1 million in fiscal 2003. As a percent of revenues, warehouse and delivery expenses were 13.0% in fiscal 2004, compared to 13.8% in fiscal 2003. The increase in these expenses was attributable to higher costs for healthcare and workers compensation insurance and increased expenses for utilities, maintenance, fuel and freight.

Selling expenses increased $6.0 million or 18.6%, to $38.3 million in fiscal 2004, compared to $32.3 million in fiscal 2003, and increased as a percent of revenues to 3.7% in fiscal 2004 from 3.5% in fiscal 2003. The increase in selling expenses was attributable to higher accruals for incentive compensation due to rapid growth in revenue and gross profit in the fourth quarter of fiscal 2004, and higher healthcare insurance.

General and administrative expenses decreased $7.9 million, or 15.5%, to $43.0 million in fiscal 2004, compared to $50.9 million in fiscal 2003. These expenses were 4.1% of revenues in fiscal year 2004 and 5.5% of revenues in fiscal 2003. The increase in these expenses reflected higher healthcare and casualty and liability insurance, an increase in professional services and higher accruals for management incentives, partially offset by higher income recognized in connection with our dividends earned under our company owned life insurance policies, currency exchange gains and gains on sale of surplus property. The increase in professional services was primarily attributable to accounting, legal and financial advisory fees in connection with our merger and financial restructuring as initially proposed.

We recognized a loss on early retirement of debt of $12.3 million in fiscal 2003 in connection with the early retirement of our 9 1/2% senior notes and term loan, which consisted of the call premium paid, a payment to terminate an interest rate swap agreement, the write-off of deferred financing costs, and certain other expenses incurred in connection with the refinancing transaction. No tax benefit was recorded in connection with this loss due to the uncertainty in realizing the resulting deferred tax asset.

Net Interest Expense. Net interest expense was $51.1 million in fiscal 2004 and $47.2 million in fiscal 2003. These amounts include interest related to our long-term debt and borrowings against the cash surrender value of company owned life insurance policies we maintain, and the amortization of debt issue costs ($1.3 million in fiscal 2004 and $1.4 million in fiscal 2003).

During fiscal 2004, the average outstanding indebtedness (excluding borrowings against the cash surrender value of our company owned life insurance policies) was $361.0 million versus $355.5 million during fiscal 2003. The weighted-average interest rate on such indebtedness during both fiscal 2004 and fiscal 2003 was 8.0%. The average borrowings under our domestic credit facility in fiscal 2004 increased to $104.3 million from $96.4 million in fiscal 2003, and the average interest rate decreased to 4.2% from 4.7% in fiscal 2003. The increase in average borrowings reflected the increased demand and pricing for products we sell.

The outstanding borrowings against the cash surrender value of our company owned life insurance policies were $182.6 million at March 31, 2004 and $165.0 million at March 31, 2003, and the total interest expense on these borrowings increased to $20.1 million in fiscal 2004, compared to $17.8 million in fiscal 2003. These increases resulted primarily from additional borrowings of $17.7 million against the increased cash surrender value of our company owned life insurance policies in November 2003 to pay annual premiums on the policies and to pay interest on previous borrowings.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Revenues. Revenues for fiscal 2003 increased 2.8% to $919.9 million, compared to $895.1 million in fiscal 2002. Revenues from our domestic operations increased 1.7% to $865.5 million in fiscal 2003, compared to $851.4 million in fiscal 2002, as the result of an increase in tons shipped. The increase in tons shipped by our domestic operations was attributable to increased demand for our products sold to customers in certain industries we serve, including machine tools and products, metal fabrication and wholesale, fluid power, and transportation, particularly during the fourth quarter of fiscal 2003. Revenues from our Canadian operations increased 24.5% to $54.4 million, compared to $43.7 million in fiscal 2002, due to increased capacity and efficiencies from new facilities, effective marketing of core products and services and overall improved economic conditions.

Gross Profit. Gross profit increased 3.3% to $261.4 million in fiscal 2003, compared to $253.1 million in fiscal 2002. Gross margin improved to 28.4%, compared to 28.3% in fiscal 2002. During fiscal 2002 and 2003, the metals service center industry was adversely impacted by weak economic conditions and weakened demand due to the uncertainty of an economic recovery. Costs for metal products were volatile due to competitive pressures resulting in decreased costs of metals. Our decreased costs of metals resulted in a LIFO credit of $3.4 million in fiscal 2003 compared to a charge of $0.6 million in fiscal 2002. Gross profit and gross margin from our domestic operations were $249.8 million and 28.9%, respectively, in fiscal 2003, compared to $243.6 million and 28.6%, respectively, for fiscal 2002. Gross profit and gross margin from our Canadian operations were $11.6 million and 21.3%, respectively, in fiscal 2003, compared to $9.5 million and 21.7%, respectively, in fiscal 2002.

Expenses. Total operating expenses were $210.3 million in fiscal 2003, compared to $204.7 million in fiscal 2002. As a percentage of revenues, operating expenses were 22.9% in both fiscal 2003 and in fiscal 2002. During fiscal 2003, expenses related to warehouse and delivery activities increased as a result of higher volumes shipped and from costs associated with added capacity. However, these costs were partially offset by income attributable to our company owned life insurance policies and adjustments to workers compensation reserves. Operating expenses in fiscal 2003 included a $12.3 million loss on early retirement of debt, while operating expenses in fiscal 2002 included $1.9 million of restructuring charges associated with workforce reductions and costs incurred in connection with facility consolidations.

Warehouse and delivery expenses increased $2.6 million, or 2.1%, to $127.1 million in fiscal 2003, compared to $124.5 million in fiscal 2002. As a percent of revenues, warehouse and delivery expenses were 13.8% in fiscal 2003, compared to 13.9% in fiscal 2002. The increase in these expenses was attributable to higher depreciation, property tax accruals and insurance costs, increased equipment lease and maintenance expenses, and higher freight and utilities costs. Some of the increase in these costs and expenses is attributable to the expansion and automation of our Chicago facility, which became operational in July 2002.

Selling expenses increased $0.4 million, or 1.3%, to $32.3 million in fiscal 2003, compared to $31.9 million in fiscal 2002, and decreased as a percentage of revenues to 3.5% in fiscal 2003 from 3.6% in fiscal 2002. The increase in selling expenses was attributable to higher accruals for incentive compensation based on revenue and gross profit levels.

General and administrative expenses increased $2.6 million, or 5.4%, to $50.9 million in fiscal 2003, compared to $48.3 million in fiscal 2002. These expenses were 5.5% of revenues in fiscal 2003 and 5.4% of revenues in fiscal 2002. The decrease in general and administrative expenses was attributable to higher income recognized in connection with our company owned life insurance policies, lower reserves required for workers compensation claims, and lower professional services and relocation expenses, partially offset by higher compensation expense, including accruals for management incentives, and higher provisions for bad debt. General and administrative expenses in fiscal 2002 also included a $1.9 million restructuring charge associated with workforce reductions and costs incurred in connection with facility consolidations.

As disclosed above, we recognized loss on early retirement of debt of $12.3 million in fiscal 2003 in connection with the early retirement of our 9 1/2% senior notes and term loan.

Net Interest Expense. Net interest expense was $47.2 million in fiscal 2003 and $42.5 million in fiscal 2002. These amounts include interest related to our long-term debt on borrowings against the cash surrender value of company owned life insurance policies we maintain, and the amortization of debt issue costs ($1.4 million in fiscal 2003 and $1.8 million in fiscal 2002).

During fiscal 2003, the average outstanding indebtedness (excluding borrowings against the cash surrender value of our company owned life insurance policies) was $355.5 million versus $310.5 million in fiscal 2002. The weighted-average interest rate on such indebtedness during fiscal 2003 was 8.0% versus 7.1% during fiscal 2002. The average borrowings under our domestic credit facility in fiscal 2003 decreased to $96.4 million from $99.2 million in fiscal 2002, primarily due to decreased expenditures related to the automated warehouse system installation at our Chicago facility, and the average interest rate decreased to 4.7% from 5.1% in fiscal 2002.

The outstanding borrowings against the cash surrender value of our company owned life insurance policies were $165.0 million at March 31, 2003 and $147.3 million at March 31, 2002, and the total interest expense on these borrowings increased to $17.8 million in fiscal 2003, compared to $16.0 million in fiscal 2002. These increases resulted primarily from additional borrowings of $18.6 million against the increased cash surrender value of our company owned life insurance policies in November 2002 to pay annual premiums on the policies and to pay interest on previous borrowings.

Included in net interest expenses for fiscal 2002 was $2.2 million of net interest paid in quarterly settlements pursuant to our interest rate swap agreement covering a notional amount of $95.0 million under our term loan. Because the interest rate swap agreement was terminated in May 2002 in connection with the prepayment of the term loan as part of our senior debt offering, no quarterly settlements were required in fiscal 2003.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the periods indicated. We derived these data from our unaudited consolidated interim financial statements, which, in the opinion of our management, include all adjustments necessary to present fairly the financial information for the periods presented. You should read this information along with our consolidated financial statements and their related notes in this proxy statement/prospectus. Seasonal fluctuations in our business generally occur in July, November and December, when many customers’ plants and production levels are impacted by retooling, vacations or holidays. Our operating results in any given quarter or series of quarters are not necessarily indicative of our results that may be expected for a full year or any future period.

	Quarter Ended
	Jun 27, 2002	Sep 27, 2002	Dec 31, 2002	Mar 31, 2003	Jun 30, 2003	Sep 29, 2003	Jan 1, 2004	Mar 31, 2004	Jun 30, 2004	Sep 29, 2004	Dec 31, 2004
	(in thousands) (unaudited)
Statement of Operations Data
Revenues	$225,133	$225,231	$223,573	$245,990	$238,299	$231,216	$248,785	$322,067	$361,636	$389,270	$401,683
Gross profit	63,266	63,612	63,719	70,768	66,862	64,240	68,805	86,194	105,561	110,542	107,751
Expenses	60,885	49,763	49,903	49,726	50,621	50,249	54,102	61,657	65,895	62,849	91,347
Income from operations	2,381	13,849	13,816	21,042	16,241	13,991	14,703	24,537	39,666	47,693	16,404
Net interest expenses	10,368	12,189	12,529	12,120	12,628	12,583	12,995	12,888	13,112	13,321	14,101
Net income (loss)	(8,335)	1,556	1,153	8,008	2,794	1,250	1,237	9,970	21,957	26,690	4,285

Liquidity and Capital Resources

Working Capital. Working capital increased to $226.1 million at December 31, 2004, from $139.5 million at March 31, 2004. The increase was attributable to an increase in inventories of $98.6 million, or 43.3%, exclusive of our non-cash LIFO charge of $42.5 million in fiscal 2005, due to higher prices for metal products, increased tons and changes in inventory mix and an increase in net accounts receivable of $40.8 million, or 30.6%, due to the rapid growth of sales, partially offset by an increase in accounts payable and accrued liabilities. During the first nine months of fiscal 2005, our primary source of cash consisted of borrowings under our credit facilities, which increased by $39.2 million to $92.7 million at December 31, 2004 from $53.5 million at March 31, 2004. Our primary uses of cash in the first nine months of fiscal 2005 included $22.9 million to fund operating activities, compared to $27.3 million in the same period of fiscal 2004, and $19.6 million for capital expenditures, compared to $6.8 million in the same period of fiscal 2004 when compared to fiscal 2005. The decrease in cash used in operating activities was primarily attributable to higher net income offset by increases in inventory to support sales growth, higher prices for metal products and higher accounts receivable due to increased sales.

Working capital decreased to $139.5 million at March 31, 2004 when compared to $150.2 million at March 31, 2003. The decrease was attributable to an increase in our accounts payable and accrued liabilities of $55.2 million resulting from increased demand during the fourth quarter of fiscal 2004, partially offset by higher accounts receivable of $35.8 million and an increase in our inventory of $11.7 million. Our primary sources of cash in fiscal 2004 consisted of funds provided by operations of $29.5 million and proceeds from sale of assets of $1.5 million. Our primary uses of cash in fiscal 2004 consisted of (1) capital expenditures of $10.5 million, (2) dividends to Holding of $5.8 million for the redemption of stock from retiring and terminated EMJ employees and (3) net payments under our credit facilities of $19.4 million. The redemption of $5.8 million of Holding capital stock from retiring and terminated EMJ employees was required by the terms of our stock bonus plan and by the Holding’s stockholders agreement. This amount was lower than the amount paid in fiscal 2003 and in fiscal 2002 due to the timing of distributions, the number and mix of shares being purchased and changes in stock prices. We expect that these redemptions for fiscal 2005 will be similar to those paid in fiscal 2004, although the amount or timing of these expenditures is not within our control and there can be no assurance in this regard. Effective upon the consummation of the merger and financial restructuring and the public offering, we will assume Holding’s obligations under the stock bonus plan and participants will no longer have the right to put shares of Holding common stock to Holding or us upon termination of their employment.

Capital Expenditures. Capital expenditures were $10.5 million in fiscal 2004, $15.3 million in fiscal 2003 and $24.5 million in fiscal 2002. Capital expenditures in fiscal 2004 were primarily for routine replacement of machinery and equipment, facility improvements and expansions, including the expansion and automation of our facility in Chicago, and the purchase of computer hardware and software. For the first nine months of fiscal 2005, our capital expenditures totaled $19.6 million, of which $9.0 million was spent on the relocation of our facility within Houston, Texas, relocation of our Chattanooga, Tennessee satellite facility to a new facility in Birmingham, Alabama and, expansion of a facility in Wrightsville, Pennsylvania, $6.0 million was spent on routine replacement of machinery and equipment, $3.7 million was spent on facility improvements and $0.9 million was spent on additions and enhancements to our information systems. We anticipate spending approximately $3.0 million on additional capital expenditures during the fourth quarter of fiscal 2005.

Sources of Liquidity. As of December 31, 2004, our primary sources of liquidity were available borrowings of $99.0 million under our domestic credit facility, cash and cash equivalents of approximately $5.8 million, available borrowings of approximately $3.5 million against the company owned life insurance policies we maintain and internally generated funds.

Domestic Credit Facility. On March 4, 2005, our new amended and restated domestic credit facility became effective, providing for an increase in maximum borrowings, a reduction in the applicable interest rate and increased flexibility with respect to capital expenditures, restricted payments and investments. Our amended and restated domestic credit facility allows maximum borrowings of the lesser of $300.0 million, including letters of credit, and an amount equal to 85% of eligible trade receivables plus 60% of eligible inventories. At December 31, 2004, we had $91.6 million of revolving loans and $9.4 million of letters of credit outstanding under our domestic credit facility. Borrowings under our amended and restated domestic credit facility bear interest at a base rate (generally defined as the greater of Deutsche Bank Trust Company Americas’ prime lending rate or 0.5% over the Federal Funds Rate) plus 1.00% or the adjusted Eurodollar rate plus 2.00%. The applicable margin will increase or decrease based on the leverage ratio (as defined in the amended and restated credit facility). At December 31, 2004, the bank’s prime lending rate was 5.25% and the Eurodollar rate was 2.13%. Borrowings under our credit facility are secured by our domestic inventory and accounts receivable. Under the amended and restated domestic credit facility, we are obligated to pay certain fees, including an unused commitment fee of 0.375%, payable monthly in arrears, and letter of credit fees of 2.00% per year of the maximum amount available to be drawn under each letter of credit, payable quarterly in arrears, plus other standard fees. The amended and restated domestic credit facility also contains a financial covenant concerning the maintenance of a fixed charge coverage ratio. The amended and restated domestic credit facility also limits, among other things, the incurrence of liens and other indebtedness, mergers, consolidations, the sale of assets, annual capital expenditures, advances, investments and loans by us and our subsidiaries, dividends and other restricted payments by us and our subsidiaries in respect of capital stock, and certain transactions with affiliates. As of December 31, 2004, we were in compliance with all covenants under our domestic credit facility. Since then but prior to amending and restating our credit facility, we received an amendment to the credit facility and consents from our bank syndicate to cover planned expenditures exceeding the covenant limitations on capital expenditures for fiscal

2005, the financial restructuring, the payment of the termination fee to Kelso, the special contribution to our stock bonus plan, the redemption of stock options to purchase Holding common stock from Mr. Nelson, our chief executive officer, and the payment of the performance bonus to Mr. Nelson. Our credit facility will mature in March 2010.

Redemption of Mr. Nelson Stock Options. A cash payment was made to Maurice S. Nelson, Jr., president and chief executive officer of the Company and Holding for $3,006,000 (equal to the difference between the appraised value of the Holding common stock as of March 31, 2004 of $13.76 and the exercise price of $5.41 per share) in consideration of the redemption of options to purchase 360,000 shares of Holding common stock held by Mr. Nelson.

Company Owned Life Insurance Policies. As of December 31, 2004, we had borrowed $203.9 million against the cash surrender value of the life insurance policies that we own. These policies are non-recourse and bear interest at a rate 0.5% greater than the dividend income rate on the policies. As of December 31, 2004, there was approximately $31.8 million of cash surrender value in all life insurance policies we maintain, net of borrowings.

Industrial Revenue Bonds. We have issued industrial revenue bonds in connection with significant facility improvements and construction projects. As of December 31, 2004, our outstanding industrial revenue bond indebtedness amounted to $0.5 million payable in one remaining installment with interest at 9.0% and $3.6 million payable in annual installments of $0.7 million with interest at 5.25%. As of December 31, 2004, principal payments required by our outstanding industrial revenue bond indebtedness amounted to $1.2 million in fiscal 2006, $0.7 million in each of fiscal 2007, 2008 and 2009 and $0.8 million in the aggregate thereafter through fiscal 2010.

Senior Secured Notes. As of December 31, 2004, we had $250.0 million in aggregate principal amount of 9 3/4% senior secured notes outstanding, with interest payable semi-annually on June 1 and December 1. Our notes are secured by a first priority lien (subject to permitted liens) on substantially all of our current and future acquired unencumbered real property, plant and equipment. We will not be required to make any principal payments on our senior secured notes until their maturity in fiscal 2013. The indenture under which our senior secured notes are issued contains covenants that limit our ability to incur additional debt, pay dividends and make distributions, make certain investments, transfer and sell assets, create certain liens in favor of other entities, engage in sale-leaseback transactions, engage in certain transactions with affiliates, and consolidate or merge or sell all or substantially all of our assets.

Canadian Subsidiary Liquidity. Our Canadian subsidiary has available its own credit facilities of up to C$9.0 million, consisting of a revolving credit facility of C$5.5 million, a term financial instruments facility of C$3.0 million to be used for hedging foreign currency and rate fluctuations, and a special credit facility of C$0.5 million for letters of guarantee in connection with a lease for our facility in Toronto, Ontario. As of December 31, 2004, C$1.3 million ($1.1 million) was outstanding under the revolving credit facility and a letter of guarantee for C$0.5 million ($0.4 million) was issued. There were no amounts outstanding under our term financial instrument facility as of December 31, 2004.

Future Needs. Our ongoing cash requirements for debt service and related obligations are expected to consist primarily of interest payments under our domestic credit facility, interest payments on our 9 3/4% senior secured notes, capital expenditures and principal and interest payments on our industrial revenue bonds.

We believe our sources of liquidity and capital resources are sufficient to meet all currently anticipated short-term and long-term operating cash requirements, including debt service payments on our credit facility and 9 3/4% senior secured notes prior to their scheduled maturities in fiscal 2010 and fiscal 2013, respectively. We may need to refinance all or a portion of our credit facility and/or the 9 3/4% senior secured notes prior to their maturity. If we are unable to satisfy our debt obligations or to timely refinance or replace our debt, we may need to sell assets, reduce or delay capital investments or raise additional capital to be able to effectively operate our business.

Contractual Obligations

The following table summarizes our contractual cash obligations as of March 31, 2004. Certain of these contractual obligations are reflected on our balance sheet, while others are disclosed as future obligations.

	Payments Due By Period
Contractual Obligations	Total	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Thereafter
Long-term debt	$309,738	$3,976	$1,215	$52,392	$715	$715	$250,725
Capital lease obligations	—	—	—	—	—	—	—
Operating leases (1)	100,054	18,422	14,315	10,323	7,337	5,718	43,939
Purchase obligations	—	—	—	—	—	—	—
Other long-term liabilities (2)	7,638	875	900	925	950	675	3,313

Total	$417,430	$23,273	$16,430	$63,640	$9,002	$7,108	$297,977

(1)	Excludes sublease income of $7,960, $711, $816, $828, $840, $845 and $3,920 for the above periods, respectively.
(2)	Includes estimated annual payments based on prior years trended amounts for postretirement benefits and estimated annual payments of $700 over the next four years and $400 thereafter to meet ERISA minimum pension funding requirements beginning in fiscal 2004.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of business, we are exposed to various market risk factors caused by changes in commodity prices, interest rates and foreign currency exchange rates. We do not use financial instruments or enter into hedging transactions for speculative or trading purposes with respect to managing these market risks. However, we have used and will continue to evaluate the use of financial instruments to reduce our exposure to higher interest costs during periods of rising interest rates. At December 31, 2004 no such financial instruments existed. Our exposure to changing interest rates is limited to our domestic revolving credit facility such that our results of operations and cash flows during the first nine months of fiscal 2005 would have been impacted by approximately $1.1 million for each 1% increase or decrease in the applicable interest rate.

The currency used by our foreign subsidiaries is the applicable local currency. Exchange adjustments resulting from foreign currency transactions are recognized in net earnings, and adjustments resulting from the translation of financial statements are included in accumulated other comprehensive income (loss) within our stockholder’s equity (deficit). Our exposure to market risk for changes in foreign currency exchange rates is limited to our Canadian operations and the Canadian dollar. Changes in the exchange rate of the Canadian dollar have not and are not expected to have a material impact on our results of operations and cash flows. We estimate that a 10% change in the average exchange rate of the Canadian dollar during the first nine months of fiscal 2005 would have impacted our net income by approximately $0.8 million. We do not expect to hedge our exposure to foreign currency fluctuations in the foreseeable future.

Recent Accounting Developments

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (Revised), Share Based Payment. SFAS No. 123(R), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123, which we adopted in December 2004. SFAS

No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). SFAS No. 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. Nonpublic companies will be required to adopt the new Statement at the beginning of the first annual period beginning after December 15, 2005.

In December 2003, the FASB issued SFAS 132 (revised December 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS No. 132(R)). This statement amends the disclosure requirements of SFAS No. 132 to require more details about retirement plan assets, benefit obligations, cash flows and other relevant information. SFAS No. 132(R) is effective for years ending after December 15, 2003, except certain benefit payment and international plan disclosures that are effective for fiscal years after June 15, 2004. The adoption of the disclosure provisions of SFAS No. 132(R) did not have a material effect on our consolidated financial statements.

In December 2003, the FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities (FIN No. 46(R)). FIN No. 46(R) provides the principles to consider in determining when variable interest entities must be consolidated in the financial statements of the primary beneficiary. In general, a variable interest entity used for business purposes that either (1) does not have equity investors with voting rights or (2) has equity investors that are not required to provide sufficient financial resources for the entity to support its activities without additional subordinated financial support. FIN No. 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. This statement did not have an effect on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 had no effect on our consolidated financial statements.

In April 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Transactions, which amends and clarifies financial accounting and reporting for derivative instruments, including those embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. As of December 31, 2004, we had no such instruments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF HOLDING

General

Holding was formed in 1990, when affiliates of Kelso & Company acquired control of and combined two leading metals distributors, EMJ (founded in 1921) and Kilsby-Roberts Holding Co. (successor to C.A. Roberts Company, founded in 1915). In connection with the combination of these two companies, EMJ became a wholly owned subsidiary of Holding. EMJ was formed for the purpose of continuing the operations of these combined entities and Holding was formed to achieve certain favorable tax and general and administrative expense savings for these combined entities.

All of the EMJ consolidated condensed income statement results are included in Holding’s results, with the exception of the following:

General and Administrative Expenses. Expenses for Holding were $(27,000), $(20,000) and none in fiscal 2003, 2004 and the first nine months of fiscal 2005, respectively. Holding expenses are charged back to EMJ with a 5% management fee added to compensation expense.

Net Interest Expense. Net interest expense was $35.3 million, $38.8 million and $21.4 million in fiscal 2003, 2004 and first nine months of fiscal 2005, respectively. Such amounts reflect interest under Holding’s variable rate senior notes.

Income Tax Expense. For the first nine months of fiscal 2005 and 2004 included provisions for state and franchise and foreign income taxes. The federal tax rate for the first nine months of fiscal 2005 was 1%, and was lower than the U.S. federal statutory tax rate primarily due to the recognition of tax benefits associated with the utilization of loss carryforwards. The federal tax provision for the first nine months of fiscal 2004 was offset by the recognition of tax benefits associated with loss carryforwards, which for Holding were greater than the loss carryforwards for EMJ on a consolidated basis. Income tax expense has been provided for the three and nine months ended December 31, 2004 based on the Company’s estimated effective income tax rate for fiscal 2005.

Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations of EMJ” for additional information.

BUSINESS

We were formed on May 3, 1990, when affiliates of Kelso & Company, L.P., a private investment firm, acquired control of and combined two leading metals distributors, Earle M. Jorgensen Company (founded in 1921) and Kilsby-Roberts Holding Co. (successor to C.A. Roberts Company, founded in 1915). In connection with the combination of these two companies, we became a wholly owned subsidiary of Holding. After the consummation of the merger and financial restructuring, Holding will cease to exist and the noteholders and stockholders of Holding will become stockholders of EMJ.

We are a leading distributor of metal bar and tubular products used by North American manufacturing companies and have been in business for over 80 years. We purchase over 25,000 different metals products in large quantities from primary producers, including a broad mix of carbon, alloy and stainless steel and aluminum bar, tubular and plate products. We sell these metal products in smaller quantities to over 35,000 customers spanning various industries, including machine tools, industrial equipment, transportation, fluid power, oil, gas and energy, fabricated metal, and construction and agricultural equipment. We distribute our broad range of metal products and provide our customers value-added metal processing and inventory management services from our distribution network of 35 strategically located service and processing centers in the United States and Canada.

Our metal processing services consist of cutting to length, burning, sawing, honing, shearing, grinding, polishing and performing other similar services on most of the metal products we sell, all to customer specifications. As part of our inventory management services, we schedule deliveries in the quantities and at the times required by just-in-time manufacturing processes employed by a growing number of leading manufacturing companies and provide our customers with an on-time product delivery guarantee.

During the past several years, we have focused our management efforts on automating and reconfiguring our facilities to increase workflow, enhancing information management systems to improve customer service, and streamlining our management structure, reducing headcount, and decreasing corporate overhead to reduce costs. We believe that our efficient operating structure enables us to achieve gross profit per employee levels that are considerably higher than those of our major competitors.

Industry Overview

Metals service centers function as key intermediaries between the metals producers that desire to sell large volumes to few customers and the end-users that need specific products in smaller quantities. Primary metals producers, which manufacture and sell large volumes of steel, aluminum and specialty metals in standard sizes and configurations, generally sell only to large end-users and metals service centers that do not require processing of the products and who can order in large quantities and tolerate relatively long lead times. We believe that the role of the primary metals producers will not change in the foreseeable future and that these producers will continue to focus on providing efficient and volume-driven production of a limited number of standardized metal products. The metals distribution industry is fragmented, with approximately 1,300 participants throughout North America, the largest of which represented less than 5% of estimated industry sales in North America of $50 billion in 2003. Based on 2003 data on the North American industry, approximately $27.0 billion of sales were attributable to the 50 largest metals service centers in North America. The industry includes both general-line distributors, like us, that handle a wide range of metals products, and specialty distributors, that specialize in particular categories of metal products. Most of the companies in the metals distribution industry have a product mix more heavily weighted toward flat products, such as sheet and plate. The bar and tubular products that are our core products tend to be sold in smaller quantities, with shorter lead times and at higher gross margins than flat products, such as sheet and plate. Geographic coverage by metals service centers is influenced by their national, regional and local representation.

We believe that a low-cost position coupled with excellent customer service, including breadth and availability of product offerings, timely and reliable delivery and responsiveness to customer needs, are the critical success factors that differentiate between various service centers. For example, metals end-users are increasingly moving to lean manufacturing models that require metal products to be delivered to them on an as-needed basis. This has increased these end-users’ need for service centers that can meet their delivery requirements by maintaining an extensive inventory of available metal products.

Competitive Strengths

We believe that the following factors contribute to our success in the metals service center industry:

Excellent Product Selection and Service. We are a recognized leader in the metals service center industry, with an excellent reputation for quality and service built over our 80 years in operation. We have an extensive inventory of core products, including one of the most extensive lines of bar and tubular products in North America. Over the last several years, we have implemented a program for our customers in which we guaranty on-time delivery of our products or they are free. This program, which we believe is unique among our major competitors in North America, has been very successful, with on-time performance of approximately 99% since its inception in 1999. In addition to our on-time guaranty and our broad product offering, our broad network of service and processing centers and our proprietary information management systems have been critical to our ability to guarantee our service. Further, we have received numerous quality and service awards from our customers and have consistently demonstrated our commitment to improve our business in order to better satisfy our customers’ needs, including being among the first in our industry to receive ISO 9002 and QS 9000 certifications and providing electronic commerce capabilities.

Excellent Supplier Relationships. We believe we are one of the largest purchasers of steel bars and tubing in North America, and one of the leading distribution customers in our core products for each of our major suppliers. These supplier relationships enable us to better meet our customers’ demands for metals during periods of tight supply, such as the one our industry is currently experiencing.

Broad Network of Strategically Located Facilities and Diverse Customer Base. Our 35 service and processing centers are strategically located throughout North America, generally within one day’s delivery time to almost all U.S. manufacturing centers. Our broad service network enables us to provide services to national customers with multiple locations, as well as to smaller single-site customers. We serve more than 35,000 customers across a broad range of industries, with no single customer accounting for more than 2% of our revenues in fiscal 2004 or for the first nine months of fiscal 2005. Our ten largest customers represented approximately 10% of our revenues in fiscal 2004, and the average length of these customer relationships was approximately 14 years. During fiscal 2004 and the first nine months of fiscal 2005, we handled approximately 7,900 and 8,100 sales transactions per business day, respectively, at an average sales price of approximately $520 and $750 per transaction, respectively.

Focus on Information Management Systems. Through our proprietary information management systems, we track and allocate inventory among all of our locations, maintain high levels of customer service through better order and product reference data and monitor our operating results. We track our inventory on a real-time basis through our information management systems, which allows our salespeople and operating employees to have visibility into in-process orders and enables us to meet our on-time delivery guarantee. Our in-house information technology team interacts closely with our sales force and operations personnel.

Warehouse Automation. We completed the installation of an automated inventory storage and retrieval system in our largest facility, which is located in Chicago, in the third quarter of fiscal 2004. This fully operational system, which we refer to as the Kasto system, allows us to streamline order filling and improve employee productivity, resulting in reduced material handling and processing costs and increased order fill rates. For example, warehouse cost per ton at our Chicago facility, which services regional customers and also supplies products to all of our other service centers, has decreased approximately 17.1% from $96.33 in the second quarter of fiscal 2004, the quarter immediately preceding the completion of the automated warehouse system’s installation, to $79.86 in the first nine months of fiscal 2005.

Experienced Management Team. Our senior management team has an average of 29 years of industry experience. Our chief executive officer, Maurice S. Nelson, Jr. has spent over 42 years in the metals industry with us and at Inland Steel Company and Alcoa Inc. Mr. Nelson was named the Service Center Executive of the Year for 2001 by Metal Center News and served as chairman of the Metal Service Center Institute during the 2002 – 2003 year.

Operating and Growth Strategy

Our primary business goals are to increase market share and to improve operating profits and cash flows. Our operating and growth strategies consist of the following elements:

Focus on Core Products. We believe our purchasing volumes for our core bar and tubular products enable us to achieve the lowest available product acquisition costs for these products among service centers in North America. We believe we can grow our market share and increase profitability by continuing to focus our marketing efforts on our core products and capitalizing on our procurement advantage. We intend to leverage our strength in our core products to enable us to establish competitive advantages in our local markets as well as allow us to successfully compete for larger national programs with customers.

Focus on Timely and Reliable Delivery and Value-Added Services. We believe our guarantee to provide on-time delivery service will continue to differentiate us from our competition and enable us to increase our market share. In addition, we seek to increase our margins and grow our market share by complementing our metal product sales effort with value-added services such as inventory management and processing activities, including our special stocking programs and cutting and honing operations.

Expand Satellite Operations. We believe a key aspect of serving our current customers and acquiring new customers is having a physical presence in markets that require our products and services. Accordingly, we have been implementing a strategy to target those geographic areas where we can justify opening a “satellite” location. These locations are managed locally by warehouse and delivery personnel, stock a limited inventory of core products and require minimal initial and maintenance capital expenditures, resulting in a low-cost opportunity to serve select markets. Each satellite operation is supported by inventory, inside salespeople and the general management of our larger service centers. During the past 18 months, we have opened satellite facilities in Orlando, Florida and northern Ontario and have successfully relocated our successful Chattanooga, Tennessee satellite facility to a larger new full service facility in Birmingham, Alabama. We continue to evaluate additional satellite locations and expect to open a satellite facility in Spokane, Washington in May 2005.

Maintain Technology Leadership. We have made and will continue to make investments in technology in order to differentiate our capabilities from those of our competitors. We intend to continue to enhance our information management systems by upgrading software and hardware to improve connectivity, stability and reliability of these systems which will help us continue to improve customer service. To further improve our productivity and efficiency, we are (1) expanding the warehouse automation system in our Chicago facility and evaluating the implementation of the warehouse automation systems in our other facilities, (2) creating a centralized data warehouse to facilitate greater access to transactional information, (3) developing new electronic commerce tools for customer and vendor interfaces to offer better compatibility with various systems and (4) implementing IP Telephony to reduce costs and allow for greater customer service flexibility.

Products and Suppliers

We have designated certain carbon and alloy, stainless and aluminum products as core product offerings under our bar and tubular product lines. We also offer certain plate and other products. Each of our service centers stocks a broad range of shapes and sizes of each of these products, as dictated by market demand, in an effort to be a market leader in all of the core product lines in its geographic area. We process most of the metal products we sell by cutting to length, burning, sawing, honing, shearing, grinding, polishing, and performing similar services on them, all to customer specifications. These processing services save our customers time, labor and expense, which helps them better manage their manufacturing costs. As part of our inventory management services, we schedule deliveries in the quantities and at the times required by just-in-time manufacturing processes employed by a growing number of leading manufacturing companies and provide our customers with an on-time product delivery guarantee. Our inventory management services also include special stocking programs and management of inventory levels for items specified by customers based on their forecasts.

Carbon steel bar products (hot-rolled and cold-finished) and carbon plate and sheet are used in a wide-range of products and applications, including construction equipment, agricultural equipment, automotive and truck manufacturing and oil exploration. Stainless steel bar and plate are used widely in the chemical, petrochemical, and oil refining and biomedical industries where resistance to corrosion is important. Aluminum bar and plate are frequently used in aircraft and aerospace applications where weight is a factor. Different tubular products are appropriate for particular uses based on different characteristics of the tubular materials, including strength, weight, resistance to corrosion and cost. Carbon steel tubing and pipe are used in general manufacturing. Alloy tubing is used frequently in the manufacturing of oil field equipment and farm equipment. Stainless steel tubing and pipe are used in applications requiring a high resistance to corrosion, such as food processing. Aluminum tubing and pipe are used in applications that put a premium on lightweight, such as aerospace manufacturing.

The percentage of revenues generated from sales of material by product group for the fiscal years ended March 31, 2002, 2003 and 2004 and the nine months ended January 1, 2004 and December 31, 2004 is as follows:

	Fiscal Year Ended March 31,			Nine Months Ended
	2002	2003	2004	January 1, 2004	December 31, 2004
Bars:
Carbon and Alloy	36.6%	37.4%	37.4%	36.8%	41.0%
Stainless	11.9	11.3	11.7	11.6	10.9
Aluminum	7.7	7.9	8.1	8.2	7.1
Brass	0.7	1.0	1.4	1.3	1.4

Total	56.9	57.6	58.6	57.9	60.4
Tubing:
Carbon and Alloy	24.6	24.6	23.6	24.0	23.2
Stainless	3.0	2.9	2.8	2.8	2.3
Aluminum	3.6	3.2	2.7	2.8	2.1

Total	31.2	30.7	29.1	29.6	27.6
Plate:
Carbon and Alloy	3.9	3.5	3.2	3.0	3.7
Stainless	1.5	1.3	1.2	1.2	1.1
Aluminum	2.3	2.4	2.0	2.1	2.1

Total	7.7	7.2	6.4	6.3	6.9
Other	4.2	4.5	5.9	6.2	5.1

	100.0%	100.0%	100.0%	100.0%	100.0%

The majority of our procurement activities are handled by a centralized merchandising office in our Chicago facility. Specialists in major product lines make the majority of inventory purchases on behalf of our service centers. This merchandising group develops and evaluates the working relationships with high-quality suppliers to ensure availability, quality and timely delivery of product. Because of this centralized coordination and the total volume of purchases we make, we often are a recognized distributor for major metals suppliers and believe that we are able to purchase our core products inventory at the lowest unit cost available to North American metals service centers.

The majority of our inventory purchases are made by purchase order, and we have no significant supply contracts with periods in excess of one year. We are not dependent on any single supplier for any product or for a significant portion of our purchases. In fiscal 2004 and the first nine months of fiscal 2005, no single supplier represented more than 10% of our total purchases. We purchased less than 15% of our inventory from foreign-based suppliers in fiscal 2004.

Customers and Markets

We provide metal products and value-added metals processing and inventory management services to over 35,000 customers throughout North America that do business in a wide variety of industries. No customer represented more than 2% of our revenues in fiscal 2004 or the first nine months of fiscal 2005. During fiscal 2004 and the first nine months of fiscal 2005, we processed approximately 7,900 and 8,100 sales transactions per business day, respectively, at an average sales price of approximately $520 and $750 per transaction, respectively. In addition, sales of material out of our stock inventory (referred to as “stock” sales) represented 89.7%, 90.8%, 91.7% and 93.4% of our revenues from the sale of metal products for fiscal 2002, 2003 and 2004 and the first nine months of fiscal 2005, respectively. We believe our ability to support this high proportion of stock sales is critical in growing market share and maintaining higher gross margins than would otherwise be possible. The balance of revenues represents special customer requirements that we meet by arranging mill-direct sales and by making buy-outs from other distributors of inventory items we do not maintain as stock inventory. These non-stock sales generally have lower gross margins than stock sales, but provide a valuable customer service. For information concerning the seasonal nature of our business, see “Management’s Discussion and Analysis and Results of Operations of EMJ—Quarterly Results of Operations.”

The following table provides the percentage of tons we sold to domestic customers in the largest industries we serve for the fiscal years ended March 31, 2002, 2003 and 2004 and the nine months ended January 1, 2004 and December 31, 2004.

	Fiscal Year Ended March 31,			Nine Months Ended
	2002	2003	2004	January 1, 2004	December 31, 2004
Machine Tools	27.4%	27.0%	28.1%	27.9%	29.1%
Industrial Equipment	9.5	8.7	7.7	8.9	8.8
Transportation	8.5	8.1	7.5	8.1	7.2
Metal Service Centers & Wholesale Trade	6.3	6.6	6.1	6.1	6.2
Fluid Power	4.1	4.7	6.0	5.0	5.2
Oil, Gas & Energy	4.3	4.2	5.8	4.2	3.7
Fabricated Metal	6.3	6.6	5.7	6.3	6.5
Construction/Agricultural Equipment	8.4	7.9	5.1	7.6	7.3
Screw Machine Products	4.4	6.0	5.0	5.8	6.1
Power Transmission Equipment	2.7	3.4	3.7	3.8	3.9
All Other Industries	18.1	16.8	19.3	16.3	16.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Most of our sales originate from individual purchase orders, with the pricing set at the time of sale, and are not subject to ongoing supply contracts. When we enter into a fixed price contract, we typically enter into a corresponding supply arrangement with our supplier to cover the commitment to our customer. These corresponding supply arrangements limit the risk of fluctuating prices negatively impacting our margins on these fixed price arrangements. These arrangements provide the customer with greater certainty as to timely delivery, price stability and continuity of supply, and sometimes satisfy particular processing or inventory management requirements. In addition, these arrangements have resulted in new customer relationships and increased sales volumes, but can have a lower gross margin than our ordinary sales. These fixed price arrangements, in the aggregate, represented approximately 10% of our total revenues in fiscal 2004.

Competition

We compete with numerous national, regional and local service centers of various sizes and capabilities. Some of these service centers are general line service centers and some specialize in a narrow range of products (such as stainless bars). We compete based on inventory availability, timely delivery, price, customer service, quality and processing capabilities. We believe that our extensive inventory of core products, excellent customer service, excellent supplier relationships, broad network of facilities, proprietary technology, automated warehouse system and experienced management team enable us to compete effectively in our industry.

Information Management Systems

Our proprietary information management systems enable us to track and allocate inventory among all of our locations, improve customer service through better order and product reference data and monitor operating results. The ability to track our inventory system-wide on a real-time basis allows our salespeople to integrate ordering and scheduling, which enables us to meet our on-time delivery guarantee. Our proprietary systems have been and will continue to be upgraded, developed and implemented to improve efficiencies and customer service.

Intellectual Property and Licenses

EMJ® and E-METALS® are registered trademarks, and our name is a registered service mark in the United States and in other countries where we do or expect to do business. Other service marks, including hallmarks, logos, taglines or mottos used to conduct business are or will be registered as necessary to protect our proprietary rights.

We also own our Internet domain name, emjmetals.com. We consider certain information owned by us to be trade secrets, and we take measures to protect the confidentiality and control the disclosure of such information. We believe that these safeguards adequately protect our proprietary rights. While we consider all of our intellectual property rights as a whole to be important, we do not consider any single right to be essential to our operations.

Employees

As of December 31, 2004, EMJ employed 1,693 persons, of whom 1,053 were employed in warehouse operations or shipping, 364 were employed in sales and 276 served in executive, administrative or district office capacities. Four different unions represented approximately 33% of our employees from 15 locations. Our collective bargaining agreements expire on staggered dates through 2010, including one agreement that expires in the next 12 months and covered 22 employees at our Toronto, Canada facility as of December 31, 2004. We are currently in negotiations to renew this union contract. An arbitration hearing is scheduled for March 11, 2005. If we are unable to renegotiate the contract at that time, the union can strike and we may be required to lock-out union employees beginning on March 12, 2005. If such a lock-out occurs, our management has a contingency plan to ensure that operational disruptions are minimized and customers’ needs are met without significant delay. Nonetheless, we believe we have a good overall relationship with our employees and do not expect any significant issues to arise in connection with collective bargaining agreements in the near future.

Properties

We currently maintain 35 strategically located service centers, including two plate processing centers, one cutting center and one tubular honing facility. Of these service centers, 31 are located in various cities throughout the United States and four are located in Canada. We are headquartered in Lynwood, California and have a sales office in Hartford, Connecticut and a merchandising office in Chicago, Illinois. Our facilities generally are capable of being utilized at higher capacities than they are currently being utilized, if necessary. Most leased facilities have initial terms of more than one year and include renewal options. While some of the leases expire in the near term, we do not believe that we will have difficulty renewing such leases or finding alternative sites. Our 9 3/4% senior secured notes are secured by a first priority lien (subject to permitted liens) on substantially all of our current and future acquired unencumbered real property.

Set forth below is a table summarizing certain information with respect to our 35 service centers.

Country/City/State or Province	Owned/ Leased	Square Footage (approximately)
United States:
Birmingham, Alabama	Owned	80,000
Phoenix, Arizona	Owned	72,200
Little Rock, Arkansas	Leased	27,700
Hayward, California	Leased	91,000
Los Angeles, California (a distribution center and a plate processing center)	Owned	319,400
Denver, Colorado	Leased	77,400
Orlando, Florida(1)	Leased	29,700
Chicago, Illinois(2)	Owned	603,700
Indianapolis, Indiana	Owned	225,000
Eldridge, Iowa	Leased	140,500
Boston, Massachusetts	Owned	63,500
Detroit, Michigan(1)	Leased	28,700
Minneapolis, Minnesota	Owned	169,200
Kansas City, Missouri	Leased	120,900
St. Louis, Missouri	Leased	108,100
Rochester, New York(1)	Leased	31,500
Charlotte, North Carolina	Owned	175,300
Cincinnati, Ohio	Leased	125,200
Cleveland, Ohio	Owned	200,200
Cleveland, Ohio	Owned	137,800
Tulsa, Oklahoma (a distribution center and tubular honing center)	Owned	143,400
Portland, Oregon	Leased	33,800
Philadelphia, Pennsylvania	Leased	27,200
Wrightsville, Pennsylvania	Leased	124,500
Memphis, Tennessee	Leased	56,500
Dallas, Texas	Owned	132,800
Houston, Texas	Owned	95,200
Salt Lake City, Utah(1)	Leased	25,400
Seattle, Washington	Leased	83,600
Canada:
Edmonton, Alberta	Leased	25,800
North Bay, Ontario(1)	Leased	10,000
Toronto, Ontario	Leased	61,800
Montréal, Quebec	Leased	82,700

(1)	We consider these locations satellite operations.
(2)	Our Chicago facility supplies products to all of our other service centers.

Foreign Operations

Through our wholly owned subsidiary, Earle M. Jorgensen (Canada) Inc., a Canadian limited liability company, we operate four service centers located in Toronto, Montréal, Edmonton and North Bay. Revenues from our Canadian operations totaled $43.7 million in fiscal 2002, $54.4 million in fiscal 2003, $70 million in fiscal 2004 and $77.4 million in the first nine months of fiscal 2005. Our long-lived assets located in Canada, primarily warehouse equipment, totaled $1.9 million, $2.4 million, $3.0 million and $3.7 million as of March 31, 2002, 2003 and 2004 and December 31, 2004, respectively.

Health and Safety Regulations

Our operations are governed by many laws and regulations designed to promote workplace safety and to protect the welfare of employees, including the Occupational Safety and Health Act and regulations thereunder. We believe we are in material compliance with these laws and regulations.

Environmental Matters

We are subject to extensive and changing federal, state, local and foreign laws and regulations designed to protect the environment, including those relating to the use, handling, storage, discharge and disposal of hazardous substances and the remediation of environmental contamination. Although we believe we are in material compliance with laws and regulations, we are from time to time involved in administrative and judicial proceedings and inquiries relating to environmental matters.

During fiscal years 2002, 2003 and 2004, expenditures totaling approximately $0.1 million, $0.2 million and $0.2 million, respectively, were made in connection with monitoring and investigation activities at sites with contaminated soil and/or groundwater. As of December 31, 2004, an accrual of $0.8 million existed for future investigation activities related to the Forge and Clinton Drive sites, as discussed below. We do not consider any other pending environmental matters material.

Forge (Seattle/Kent, WA). In November 1998, we paid the purchasers of our former Forge facility and an off-site disposal site $2.3 million as an arbitration award for liabilities related to the remediation of known contamination at the Forge facility. We continue to monitor the disposal site for environmental conditions in accordance with a consent decree issued by the Washington Department of Ecology, or Ecology. Annual costs associated with such monitoring are not significant, and we do not anticipate significant additional expenditures related to this matter.

The Forge property is located on the Lower Duwamish Waterway, which has been identified by the United States Environmental Protection Agency, or the EPA, as a Superfund Site. Under the federal Comprehensive Environmental Remediation, Compensation, and Liability Act, or CERCLA, owners or operators of facilities that have released hazardous substances to the environment may be liable for remediation costs and damages to natural resources caused by such releases. Courts have held that such liability may be joint and several; however, in many instances, the costs are allocated among the parties, primarily based on their estimated contribution to the contamination. The EPA, along with Ecology, have entered into an Administrative Order of Consent (AOC) with four major property owners with potential liability for cleanup of the Duwamish site that outlines tasks required to be completed to further investigate the nature and extent of the contamination and cleanup alternatives. In November 2001, the current owners of the Forge property notified us of a potential claim for indemnification for any liability relating to contamination of the Duwamish site. The notification stated that the Forge facility, along with other businesses located along the Duwamish site, are expected be named as potentially responsible parties for contamination of the Duwamish site and requested that EMJ participate under a joint defense.

On July 10, 2003, pursuant to a request from the EPA, we executed an AOC under CERCLA to investigate certain areas of the Forge facility to determine whether it has contributed to certain contamination of the Lower Duwamish Waterway that is expected to be the subject of remedial action by a neighboring facility. The initial estimate of the cost of proposed work under the AOC ranged from $0.4 million to $0.5 million, of which approximately $0.2 million has been spent. As of December 31, 2004, we accrued approximately $0.3 million with respect to the Forge facility for expected environmental investigation and remediation costs for compliance and sampling work with respect to the AOC expected to be incurred during fiscal 2005. On April 15, 2003, we signed a funding and participation agreement with the current owners of the Forge property, which requires us to fund 85% of costs to be incurred in connection with the investigation activities to be performed under the AOC.

We are continuing to evaluate this matter and remedies we may have, including insurance recoveries for any monies to be spent as part of the investigation or cleanup of the Duwamish site. Because the Duwamish site is still being investigated and cleanup alternatives and responsibility for cleanup evaluated, we cannot determine what ultimate liability we may have relating to this matter.

Clinton Drive (Houston, TX). In connection with the sale of a surplus facility in Houston, Texas, an environmental investigation of the site detected benzene in the groundwater at the site that we believe came from previously removed diesel/gasoline underground storage tanks. Based on additional sampling and tests, traces of chlorinated solvents were also detected in the groundwater at the site. In connection with the sale of the property, on December 9, 2004, we entered into an agreement with the buyer that provides for us to do the following:

•	file a voluntary clean-up application with the Texas Commission for Environmental Quality, or TCEQ, that commits us to clean-up the soil and groundwater at the site for the benzene and chlorinated solvents to acceptable levels in accordance with TCEQ requirements;

•	fund an escrow account with $0.5 million to be available to complete required clean-up and subsequent monitoring activities; and

•	indemnify the buyer for pre-existing environmental issues on the site based on applicable TCEQ industrial/commercial standards.

We have accrued $0.5 million for the estimated liability from this issue.

Legal Proceedings

Department of Labor. On March 8, 2002, the U.S. Department of Labor sued us, Holding, Holding’s stock bonus plan and former members of Holding’s benefits committee in the federal district court for the Central District of California. The Department of Labor claimed that the valuations of Holding common stock used to make annual contributions to Holding’s stock bonus plan in each of the years 1994 through 2000 contained significant errors that resulted in the common stock being overvalued, and that the failure of the members of the benefits committee to detect and correct the errors was a breach of their fiduciary duty under ERISA. As a result of the alleged overvaluations, the Department of Labor contended that the contributions to Holding’s stock bonus plan were prohibited transactions under ERISA. We, Holding and members of the benefits committee defended the suit vigorously and ultimately settled the suit via a consent order and release executed with the Department of Labor on January 27, 2003. The key provisions of the agreement were as follows: (1) we were not required to make any payments to the stock bonus plan under the agreement; (2) we were prohibited from making further Holding common stock contributions to the stock bonus plan; (3) we were required to continue to obtain annual appraisals of Holding stock using methodology consistent with prior appraisals, and use that appraised value as the purchase price for repurchases of common stock as we have done in the past; and (4) if the annual appraisal of Holding common stock was less than $4.25 per share, we were required to pay a floor price of $4.25 per share in connection with the repurchase of common stock from departing employees for shares that were originally contributed to the stock bonus plan for the plan years 1994 through 2000. If we were required to pay the floor price in connection with the repurchase of common stock from departing employees, the settlement agreement also allowed the Department of Labor to assess a penalty to EMJ equal to 20% of the amount calculated by multiplying the difference between the appraised value and the floor price by the number of shares repurchased at the floor price.

In December 2003, we entered into agreements with Holding, a subsidiary of EMJ and the principal stockholders of Holding that provided for a financial restructuring pursuant to which Holding would become a wholly owned subsidiary of EMJ and the stockholders and noteholder of Holding would receive shares of our common stock based on a fixed exchange ratio. Prior to approval of the transaction, the Department of Labor initiated a review of the procedures followed by the benefits committee in connection with its evaluation of the proposed transaction and other strategic alternatives available to Holding, as well as an assessment of whether or not the proposed transaction complied with the terms of the consent order and the legal requirements applicable to the stock bonus plan. At that time, the Department of Labor urged the benefits committee to consider a financial restructuring that would eliminate on a going-forward basis the valuation methodology that was agreed upon in the consent order. These discussions with the Department of Labor resulted in delays that, combined with other transactional requirements, precluded the consummation of the financial restructuring on the terms originally proposed.

With regard to the financial restructuring described in this proxy statement/prospectus, Holding concluded that it was preferable to amend the consent order to change the methodology used in preparing the annual valuations for our plan. In connection with the change in valuation methodology, Holding determined that it was in the best interests of the plan to make a special contribution of additional shares of Holding common stock with respect to the shares of Holding common stock contributed from 1994 through 2000. This contribution (which will be converted into a contribution of our common stock upon consummation of the financial restructuring) will offset the disadvantage plan participants will experience because the change in methodology will cause a significant decrease in the appraised value of the Holding common stock. We outlined the details of that proposal to representatives of the Department of Labor at a meeting in June 2004 and submitted a written explanation of the proposed amendment to the consent order and related documentation on August 18, 2004.

Various discussions between representatives of the special committee and the benefits committee and the Department of Labor followed and on December 17, 2004, Holding, the benefits committee and the Department of Labor executed an amended consent order that was entered on January 3, 2005. The amended consent order provides that:

•	to the extent that the stock bonus plan is required to obtain appraisals after the date of the amended consent order, the appraisals will be prepared in accordance with generally accepted appraisal principals and the stock bonus plan will no longer be required to use the appraisal methodology that historically had been employed, which as of March 31, 2004 resulted in an appraised value of $13.76 per share of Holding common stock;

•	after the date of the amended consent order, all repurchases of Holding common stock from the stock bonus plan participants who elected to put shares of Holding common stock to Holding or to sell shares of Holding common stock to Holding in connection with diversification of their account will be at an appraised value based on the new methodology, which as of March 31, 2004 resulted in an appraised value of $7.80 per share of Holding common stock;

•	the floor price guaranty was reduced from $4.25 to $2.15 per share to reflect the changes in the appraisal methodology and the effect of the special contribution, and after the date of a reorganization or similar event, the floor price guaranty will cease; and

•	upon completion of the merger and financial restructuring and the public offering, the shares of company stock held by the stock bonus plan will no longer be valued by appraisal and the participants will no longer have the right to put shares of company stock to Holding or EMJ.

To offset the loss of account value stock bonus plan participants who hold shares of Holding common stock will sustain as a result of the change in the appraisal methodology pursuant to of the amended consent order, Holding will implement a program to make a special contribution of additional shares of Holding common stock or common stock equivalents to (1) the stock bonus plan, (2) a supplemental stock bonus plan, and (3) a cash bonus plan. See “The Amended Consent Order” beginning on page 34.

Champagne Metals. On April 22, 2002, Champagne Metals, a small metals service center distributing aluminum coil products in Oklahoma, brought suit against us and six other metal service centers in the federal District Court for the Western District of Oklahoma. Champagne Metals alleged that we had conspired with the other metal service centers to induce or coerce aluminum suppliers to refuse to designate Champagne Metals as a distributor in violation of federal and state antitrust laws and that such conspiracy further constituted tortious interference with business and contractual relations. Champagne Metals sought treble damages on its antitrust claims and punitive damages in addition to actual damages. EMJ and the other defendants filed motions for summary judgment, and on June 15, 2004, the federal District Court for the Western District of Oklahoma entered an order granting the motions for summary judgment of each of the defendants including EMJ and dismissed the case. Champagne Metals has appealed the judgment. The 10th Circuit Court of Appeals Mandatory Settlement and Procedural Matters Conference occurred on September 17, 2004, without anything substantive taking place. On November 5, 2004, the plaintiff filed and served its Appellant’s Brief on Appeal. Defendants’ Responsive Brief on Appeal was filed on December 22, 2004, and plaintiff filed Appellant’s Reply Brief on January 19, 2005.

Other. We are occasionally involved in ordinary, routine litigation incidental to our normal course of business, none of which we believe to be material to our financial condition or results of operations. We maintain various liability insurance coverages to protect our assets from losses arising out of or involving activities associated with ongoing and normal business operations. See also the discussion of environmental proceedings under “Environmental Matters” above.

MANAGEMENT

Executive Officers and Directors

The following table contains information with respect to our executive officers and directors, including their ages as of March 1, 2005. There are no family relationships between any of our executive officers or directors.

Name		Position
Maurice S. Nelson, Jr.	67	President, Chief Executive Officer, Chief Operating Officer and Director
R. Neil McCaffery	55	Executive Vice President
William S. Johnson	47	Vice President, Chief Financial Officer and Secretary
Frank D. Travetto	52	Vice President, Merchandising
Kenneth L. Henry	58	Executive Vice President
James D. Hoffman	46	Vice President
David M. Roderick	80	Chairman of the Board
William A. Marquard	84	Director
Earl L. Mason	57	Director
Frank T. Nickell	57	Director
John Rutledge	56	Director
David I. Wahrhaftig	47	Director
Joseph T. O’Donnell, Jr.	57	Director

Maurice S. Nelson, Jr. Mr. Nelson has been our President, Chief Executive Officer and Chief Operating Officer and a director of EMJ and Holding since February 1, 1997. Before that, Mr. Nelson served as President, Chief Executive Officer and Chief Operating Officer of Inland Steel Company, a steel manufacturing company, from 1992 until April 1996. Before that, Mr. Nelson was the President of the Aerospace and Commercial division of the Aluminum Company of America (Alcoa), an aluminum manufacturing company, from 1987 to 1992.

R. Neil McCaffery. Mr. McCaffery has been our Executive Vice President since March 2001. Before that, Mr. McCaffery was our Vice President Western Region since March 1997 and our Vice President Southern Region since April 1996.

William S. Johnson. Mr. Johnson has been our Vice President and Chief Financial Officer and Secretary since January 1999. Before that, Mr. Johnson was EMJ’s Controller since February 1995 and was EMJ’s Assistant Controller since February 1994. Prior to that, has held various financial and accounting management positions with several distribution-related companies. Mr. Johnson is a certified public accountant and began his career at Ernst & Ernst, a predecessor of Ernst & Young LLP.

Frank D. Travetto. Mr. Travetto has been our Vice President Merchandising since March 1997. Before that, Mr. Travetto was EMJ’s Vice President Western Region since 1996, EMJ’s Vice President Eastern Region from 1992 to 1996, and EMJ’s Division President, Canadian Operations from 1990 to 1992.

Kenneth L. Henry. Mr. Henry has been our Executive Vice President responsible for operating our Dallas, Houston and Tulsa facilities since July, 2003. Before that, Mr. Henry was our Vice President responsible for operating our Chicago and Quad Cities facilities. Before that, Mr. Henry was EMJ’s Vice President Central Region since 1995. Before that, Mr. Henry was our Vice President Southern Region since 1992, and Vice President of the Kilsby-Roberts Division of EMJ from April 1990 to 1992.

James D. Hoffman. Mr. Hoffman has been our Vice President since March 2001 and has been responsible for operations of our Cleveland and Boston facilities since March 2001. Before that, Mr. Hoffman was our Vice

President Eastern Region since July 1996. Before that, Mr. Hoffman was District Manager for our Cleveland and Buffalo operations since June 1992.

David M. Roderick. Mr. Roderick has been chairman of the board of directors of EMJ and Holding since January 21, 1998 and a director of EMJ and Holding since January 1994. Mr. Roderick also serves as a director of Citation, a casting and forging company, and Kelso & Companies, Inc. Previously, Mr. Roderick served in various capacities at USX Corporation, a steel manufacturing company. Mr. Roderick joined USX in 1959, was chairman of USX Finance Committee and a director from 1973 to 1975, was President and a director from 1975 until 1979 and was Chief Executive Officer and chairman of the board from 1979 to 1989.

William A. Marquard. Mr. Marquard has been a director of EMJ since March 1990, and a director of Holding since May 1990. Mr. Marquard also serves as a director of Kelso & Companies, Inc., and InfraReDx, Inc., a photomedical technologies company, and served as a director and chairman of the board of Arkansas Best Corporation, a transportation holding company, until July 2004.

Earl L. Mason. Mr. Mason has been a director of EMJ and Holding since January 2002 and audit committee Chairman since July 2002. Mr. Mason retired in December 2000 from Alliant Exchange (formerly the distribution business of Kraft Foods), after serving as Chief Executive Officer and President since April 1999. Before that, Mr. Mason was Senior Vice President and Chief Financial Officer of Compaq Computer Corporation from May 1996 to April 1999 and held the position of Senior Vice President and Chief Financial Officer of Inland Steel Industries from June 1991 to May 1996. Mr. Mason also served as Group Executive of Digital Equipment Corporation from June 1990 to June 1991 and as Chief Financial Officer of its European subsidiary from October 1987 to June 1990, and held various positions over 15 years at AT&T Corporation. Mr. Mason is also chairman of the board of Computer Horizons Corporation, an enterprise solutions and human capital management company.

Frank T. Nickell. Mr. Nickell has been a director of EMJ and Holding since August 1993. He has been President and a director of Kelso & Companies, Inc. since March 1989 and Chief Executive Officer of Kelso & Companies, Inc. since September 1997. He is also a director of The Bear Stearns Companies Inc., a financial services company, and BlackRock, Inc., a financial management company.

John Rutledge. Dr. Rutledge has been a director of EMJ and Holding since June 1992. Dr. Rutledge is the founder of Rutledge & Company, Inc., a merchant banking firm, and has been chairman since January 1991. He is the founder of Claremont Economics Institute, and has been chairman of its board since January 1979. Dr. Rutledge is also a director of The Amerindo Investment Fund, a financial management company, and CROM Corporation, a designer and manufacturer of prestressed concrete tanks, and served as a director of Lazard Freres Funds, a financial management company, until January 2004.

David I. Wahrhaftig. Mr. Wahrhaftig has been a director of EMJ and Holding since July 2003. Mr. Wahrhaftig has been a Managing Director of Kelso & Company, L.P. and a director of Kelso & Companies, Inc. since April 1997, after joining the firm in 1987. Mr. Wahrhaftig is also a director of Endo Pharmaceuticals, Inc., a specialty pharmaceutical company, BWAY Corporation, a general line container manufacturing company and Consolidated Vision Group, an operator of discount retail eyeglass and contact lens stores.

Joseph T. O’Donnell, Jr. Mr. O’Donnell has been a director of EMJ and Holding since January 1, 2005. Mr. O’Donnell is a founding partner of Briscoe Capital Management, LLC, an investment advisory firm that manages a portfolio of senior secured debt. Mr. O’Donnell is currently a director of Endo Pharmaceuticals Holdings, Inc., a director of Metzler North America Corp., the U.S.-based corporate finance affiliate of B. Metzler seel. Sohn & Co., Frankfurt, Germany, and President of Van Beuren Capital, L.L.C., a private merchant banking and advisory firm. Until December 31, 2002, Mr. O’Donnell was President of Metzler Corporation. Prior to joining Metzler, Mr. O’Donnell spent 26 years at various affiliates of Bankers Trust Corporation. From 1986 to 2000, he was involved in the acquisition and leveraged finance business. Prior to 1986, he was involved in Bankers Trust’s global airline and aerospace division and in middle-market financing activities in the New York Metropolitan area.

Board of Directors

Upon consummation of the financial restructuring and the public offering, our bylaws will authorize a board of directors consisting of at least three, but not more than nine, members and the initial board of directors will consist of eight members. Our bylaws provide that each member of our board of directors serves until the next annual meeting of our stockholders. Pursuant to Holding’s stockholders agreement and the terms of the Holding series A preferred stock, Mr. Nelson was designated by the management stockholders as a director, Mr. Mason was designated by the holders of Holding series A preferred stock as a director and the remaining directors were designated by KIA IV, an affiliate of Kelso & Companies, Inc. Holding’s stockholders agreement will terminate upon consummation of the public offering and the Holding series A preferred stock will be converted into cash and EMJ common stock pursuant to the merger and financial restructuring and the rights to designate directors under the Holding arrangements will cease. We have agreed with the Kelso funds that for so long as the Kelso funds own in excess of 20% of our issued and outstanding common stock, the Kelso funds will be entitled to designate two directors, and for so long as the Kelso funds own in excess of 10% of our issued and outstanding common stock, the Kelso funds will be entitled to designate one director, to be included in the slate of directors nominated by us for election to our board of directors in our annual proxy statement.

We believe that three of our directors, Messrs. Mason, Rutledge and O’Donnell, are currently independent under the requirements of the New York Stock Exchange, the Sarbanes-Oxley Act of 2002 and the Commission’s rules and regulations. We intend to have a board of directors comprised of a majority of independent directors within 12 months after the listing of our common stock on the New York Stock Exchange in accordance with the transition period provided by the rules of the New York Stock Exchange for issuers listing in conjunction with their initial public offering.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board may establish other committees from time to time to facilitate the management of EMJ.

Audit Committee

The audit committee will oversee our accounting and financial reporting processes, as well as the audits of our financial statements, including retaining and discharging our auditors. The audit committee will be comprised of not fewer than three directors, each of whom will be independent under the requirements of the New York Stock Exchange, the Sarbanes-Oxley Act of 2002 and the Commission’s rules and regulations promulgated thereunder. Upon the closing of the merger and financial restructuring and the public offering, the audit committee will be comprised of Messrs. Mason (Chairperson), Rutledge and O’Donnell. The Amended and Restated Charter of the Audit Committee, which will become effective upon the closing of the merger and financial restructuring and the public offering, is attached to this proxy statement/prospectus as Annex E.

Compensation Committee

The compensation committee will oversee the administration of our equity-based compensation plans, review and administer all compensation arrangements for executive officers and establish and review general policies relating to the compensation and benefits of our officers and employees. The compensation committee will be comprised of not fewer than two directors, each of whom will be independent under the requirements of the New York Stock Exchange. Upon the closing of the merger and financial restructuring and the public offering, the compensation committee will be comprised of Messrs. Mason, Rutledge and O’Donnell.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will identify and recommend to the board of directors appropriate director nominee candidates and provide oversight with respect to corporate governance matters. The nominating and corporate governance committee will be comprised of not fewer than two directors, each of whom will be independent under the requirements of The New York Stock Exchange. Upon the closing of the merger and financial restructuring and the public offering, the nominating and corporate governance committee will be comprised of Messrs. Mason, Rutledge and O’Donnell.

Director Compensation

Holding granted an aggregate of 34,000 shares of Holding common stock to Mr. Roderick in consideration of his service as chairman of the board of Holding and EMJ for fiscal years 1995, 1996 and 1997. Effective April 1, 1997, April 1, 1998, April 1, 1999, April 1, 2000 and April 1, 2001, in consideration for his service as a director, chairman of the executive committee and chairman of the board, we granted Mr. Roderick options to purchase 20,000 shares of Holding common stock, in each case at their fair market value as established by the most recent appraisal available at the date of the grant. Each year, from 1998 through 2001, each other non-officer director, other than Messrs. Schuchert and Nickell, received options to purchase 10,000 shares of Holding common stock at exercise prices per share equal to the fair market value at date of grant. These options are fully vested. On December 16, 2004, Holding amended its stock option plan to adjust the exercise price and the number of shares of Holding common stock that can be purchased pursuant to each stock option grant to offset the reduction in appraised value of the Holding common stock resulting from the change in valuation methodology required by the amended consent order. Upon the consummation of the merger and financial restructuring, the options held by Messrs. Roderick, Marquard and Rutledge will convert into options to purchase EMJ common stock and will be exercisable for an equal amount of our common stock at the same exercise price.

Since April 1, 2002, each of our non-officer directors has received an annual retainer of $20,000, payable quarterly, except for (1) Mr. Roderick, who as chairman of the board has received an annual retainer of $30,000, payable quarterly, (2) Messrs. Nickell and Wahrhaftig, who have not received compensation for their services as directors, and (3) Mr. Mason, who as chairman of the audit committee has received $25,000, payable quarterly, since April 1, 2004. On December 21, 2004, Holding paid a bonus of $202,640 to Mr. Roderick in consideration of his service as chairman of the board of Holding and EMJ.

Effective upon consummation of the merger and financial restructuring and the public offering, each of our non-officer directors, except Messrs. Nickell and Wahrhaftig and directors designated by the Kelso funds pursuant to the nominating agreement who do not qualify as independent directors under our corporate governance guidelines, who will not receive compensation for their services as directors, will receive the following in consideration for their service as directors: (1) an annual retainer of $32,000, payable quarterly, except for the chairman of the board, who will receive an annual retainer of $42,000, payable quarterly, (2) $2,000 per meeting of our board of directors that the directors attend, whether in person or otherwise, payable quarterly, and (3) pursuant to EMJ’s new stock incentive plan, an annual grant of options to purchase 10,000 shares of EMJ common stock at an exercise price equal to the fair market value per share of EMJ common stock on the grant date (the first of which will be granted on the date of the pricing of the public offering at an exercise price per share equal to the initial public offering price). The options granted to our non-officer directors will vest completely on the six month anniversary of the grant date. Each member of the audit and compensation committees will also receive $1,000 per committee meeting that the member attends, whether in person or otherwise. In addition, the chairmen of the audit and compensation committees will receive $10,000 and $5,000 per year, respectively. All non-officer directors are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to, and attendance at, meetings of our board of directors or committees thereof.

Compensation Committee Interlocks and Insider Participation

Upon consummation of the merger and financial restructuring and the public offering, our compensation committee will consist of Messrs. Mason, Rutledge and O’Donnell. Prior to the merger and financial restructuring and the public offering, our executive committee, comprised of Messrs. Nelson, Nickell and Roderick, served as our compensation committee. Mr. Nelson has served as our president, chief executive officer and chief operating officer since February 1, 1997. Mr. Nelson’s compensation is described below under “—Executive Compensation” and his equity ownership is described under “—Holding Stock Option Plan,” “—Stock Incentive Plan” and “Security Ownership of Beneficial Owners and Management.” Certain arrangements between Mr. Nelson and Holding and EMJ concerning his equity ownership and compensation are described below under “—Performance Bonus,” “—Retention Agreement” and “Certain Relationships and Related Transactions.” Mr. Nickell is president, chief executive officer and a director of Kelso & Companies, Inc., the general partner of Kelso & Company, L.P. Mr. Nickell is also a general partner of Kelso Partners I, L.P., or KP I, Kelso Partners III, L.P., or KP III, and Kelso Partners IV, L.P., or KP IV, which are the general partners of KIA I, KIA III-EMJ and KIA IV, respectively. As of March 1, 2004, the Kelso funds and other Kelso affiliates, including Mr. Nickell, held 8,259,799 shares of Holding common stock and 24,519 shares of Holding series A preferred stock. As of March 1, 2005, KIA IV also held approximately $257,100,000 of the Holding notes (including accrued but unpaid interest) and warrants to purchase 2,937,915 shares of Holding common stock. Mr. Nickell shares investment power and voting power with respect to shares of Holding common stock that are, and will, upon consummation of the merger and financial restructuring and the public offering, share investment and voting power with respect to shares of our common stock that will be, held by KIA I, KIA III-EMJ and KIA IV. See “Certain Relationships and Related Transactions” and “Security Ownership of Beneficial Owners and Management” for a description of (1) certain agreements entered into among us, Kelso and the Kelso funds, (2) the Kelso funds interest in the merger and financial restructuring and (3) the Kelso funds ownership of our common stock. Mr. Roderick is a director of Kelso & Companies, Inc. As described above under “—Director Compensation” and under “Certain Relationships and Related Transactions—Messrs. Roderick, Marquard, Rutledge, Mason and O’Donnell,” we have granted Mr. Roderick options, paid him an annual cash retainer and paid him a bonus in consideration for his service as a director, chairman of the executive committee and chairman of the board.

See “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions” beginning on pages 150 and 153, respectively, for a description of (1) certain agreements entered into among us, Kelso & Company, L.P. and the Kelso funds, (2) the Kelso funds’ interest in the merger and financial restructuring and (3) the Kelso funds’ ownership of Holding common stock.

None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

The following table sets forth compensation for the three fiscal years ended March 31, 2004 for our chief executive officer and our four most highly compensated executive officers as of March 31, 2004. Our officers receive no additional compensation for their services as officers of Holding.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus(1)	Securities Underlying Stock Options(2)	All Other Compensation(3)

Maurice S. Nelson, Jr. President, Chief Executive Officer and Chief Operating Officer	2004 2003 2002	$551,326 555,762 555,762	$452,504 374,388 270,738	— — —	$55,500 52,049 47,150

Frank D. Travetto Vice President, Merchandising	2004 2003 2002	245,987 244,460 238,070	172,491 142,714 99,659	— 10,000 10,000	25,769 25,273 23,233

Kenneth L. Henry Executive Vice President	2004 2003 2002	245,171 235,442 226,978	177,187 136,161 94,921	— 10,000 10,000	28,714 27,355 25,397

R. Neil McCaffery Executive Vice President	2004 2003 2002	223,316 220,960 212,600	156,650 129,608 90,182	— 10,000 10,000	22,440 20,418 18,220

James D. Hoffman Vice President	2004 2003 2002	224,975 222,497 214,137	156,650 129,608 90,182	— 10,000 10,000	21,552 19,588 17,313

(1)	Amounts reflect cash compensation earned by executive officers in each of the fiscal years presented, including amounts received after fiscal year end or deferred at the election of those officers. Bonus amounts include a cash bonus payable pursuant to our management incentive compensation plan, which became effective April 1, 1997.
(2)	Holding has granted executive officers options to purchase shares of Holding common stock at their fair market value on the date of grant. The numbers shown do not reflect that, pursuant to the amendment to the Holding stock option plan described below under “—Holding Stock Option Plan,” on December 16, 2004, the number of shares of common stock underlying these options was increased by a factor of 1.7641. These options will become exercisable for an equal number of shares of our common stock at the same exercise price upon consummation of the financial restructuring.
(3)

Amounts shown include allocations to the accounts of each of the named officers of contributions made by us to Holding’s stock bonus plan and to our 401(a)(17) Supplemental Contribution Plan (401(a)(17) Plan) and of premiums paid by us for long-term disability and life insurance policies. The following allocations were made in fiscal 2004 for Messrs. Nelson, Travetto, Henry, McCaffery and Hoffman, respectively: (1) 401(a)(17) Plan—$40,126, $10,855, $10,888, $8,940 and $8,940; (2) long term disability—$4,668, $3,745, $6,779, $3,006 and $2,318; (3) life insurance—$706, $1,169, $1,047, $494 and $294. The following allocations were made in fiscal 2003 for Messrs. Nelson, Travetto, Henry, McCaffery and Hoffman, respectively: (1) stock bonus plan—$10,000, $10,000, $10,000, $10,000, and $10,000; (2) 401(a)(17) Plan—$36,220, $9,261, $8,372, $7,483 and $7,483; (3) long term disability—$4,509, $3,745, $6,779, $2,133 and $1,623; (4) life insurance—$1,603 $2,808, $2,731, $994 and $597. The following allocations were made in fiscal 2002 for Messrs. Nelson, Travetto, Henry, McCaffery and Hoffman, respectively: (1) stock bonus plan—$8,500, $8,500, $8,500, $8,500, and $8,500; (2) 401(a)(17) Plan—$32,538, $8,180,

$7,387, $6,593 and $6,593; (3) long term disability—$4,509, $3,745, $6,779, $2,133 and $1,623; (4) life insurance— $1,603, $2,808, $2,731, $994 and $597. The amounts in respect of life insurance represent the estimated value of the premiums paid by us on certain disability and life insurance policies covering each executive. Some of the life insurance policies are managed on a split-dollar basis and we will receive the premiums we paid from the proceeds of such insurance. In such cases the amount of the other compensation attributed to the executive was calculated by treating the premiums paid by us as a demand loan, and the amount of compensation is equal to the imputed interest expense on the cumulative outstanding premiums paid by us, assuming an interest rate equal to the short-term federal funds rate, from time to time.

Performance Bonus

In December 2004, EMJ paid a one-time bonus of $3,500,000 to Mr. Nelson for his services to EMJ since April 1, 2004, including without limitation, his efforts to improve the operating performance of EMJ and his efforts to implement the merger and financial restructuring and the offering.

Retention Agreement

On December 17, 2004, Mr. Nelson entered into a retention agreement with EMJ whereby we will pay Mr. Nelson a stay bonus of $3,000,000 on March 31, 2007 if he continues to serve as our president and chief executive officer until the second anniversary of the closing of the public offering. Mr. Nelson will also be paid this bonus if his employment with EMJ (1) terminates due to his death, (2) is terminated by us due to his permanent disability or without cause (as defined in the retention agreement and including a material breach of the transfer restriction described herein) or (3) is terminated by Mr. Nelson for good reason (as defined in the retention agreement). In addition, Mr. Nelson has agreed for a period of two years following the closing of the public offering to not sell any shares of our common stock acquired by him upon conversion of Holding capital stock in the financial restructuring or by the exercise of Holding stock options that are converted into our stock options in the financial restructuring. In consideration of this transfer restriction, we have extended the exercise period of Mr. Nelson’s outstanding stock options two years to January 31, 2009.

Option Grants in Fiscal 2004

Neither we nor Holding granted stock options to our chief executive officer or our next four most highly compensated executive officers during our fiscal year ended March 31, 2004.

Fiscal 2004 Option Values

The following table sets forth certain information concerning the value of unexercised stock options held as of March 31, 2004 by our chief executive officer and our next four most highly compensated executive officers. None of these individuals exercised stock options in fiscal 2004.

Fiscal Year-End Option Values

Name	Number of Securities Underlying Options at Fiscal Year-End (all exercisable)(1)		Value of Unexercised In-the-Money Options at Fiscal Year-End (all exercisable)(1)(2)
Maurice S. Nelson, Jr.	1,320,000	(3)	$12,658,800
Frank D. Travetto	95,000		751,900
Kenneth L. Henry	95,000		751,900
R. Neil McCaffery	95,000		751,900
James D. Hoffman	95,000		751,900

(1)	The numbers shown do not reflect that, pursuant to the amendment to the Holding stock option plan described below under “Holding Stock Option Plan,” on December 16, 2004, the number of shares of common stock issuable upon exercise of each option was increased by a factor of 1.7641 and the exercise price of each option was decreased by a factor of 0.5669.
(2)	The value of unexercised in-the-money options is based on an assumed public offering price of $15.00 per share, the mid-point of the range described on the cover of the public offering preliminary prospectus.
(3)	We redeemed 360,000 of these options for an aggregate purchase price of $3,006,000 on December 16, 2004.

Holding Stock Option Plan

In fiscal 1997, the Holding stock option plan was adopted. Our board of directors and executive committee, which was comprised of Messrs. Roderick, Nelson and Nickell, has been authorized to grant options to purchase Holding common stock under the Holding stock option plan. As of the date of this proxy statement/prospectus, there were options outstanding to purchase an aggregate of 3,053,668 shares of Holding common stock at a weighted average exercise price of $3.35 per share, all of which were fully vested, which reflects the amendment to the Holding stock option plan and redemption of options held by Mr. Nelson in December 2004, as described below. These options will be exercisable for an equal number of shares of our common stock at the same exercise prices upon consummation of the merger and financial restructuring. The stock options were granted with exercise prices per share not less than the fair market value of Holding common stock as established by the most recent appraisal available on the date of grant and are generally exercisable for a period not exceeding ten years.

Concurrently with the amendment of the consent order, Holding amended the Holding stock option plan and outstanding options to offset the adverse effects caused by the change in the methodology used to determine the appraised value of the Holding common stock. Pursuant to the amendment, the number of shares of Holding common stock issuable upon the exercise of each option was increased by a factor of 1.7641, and the exercise price of each option was reduced by multiplying the original exercise price by a factor of 0.5569. The number of shares available for grant under the Holding stock option plan and outstanding options was increased to 4,000,000. Prior to the amendment of the Holding stock option plan, Holding paid Mr. Nelson $3,006,000 in consideration for the redemption of options to purchase 360,000 shares of Holding common stock. The consideration paid by Holding was equal to the difference between $13.76, the appraised value of the Holding common stock as of March 31, 2004, and $5.41, the exercise price for the 360,000 options that were redeemed.

Holding will not grant any more options under the Holding stock option plan after consummation of the merger and financial restructuring. Our compensation committee will administer this plan with respect to the outstanding options following consummation of the public offering.

Stock Incentive Plan

On December 16, 2004, we adopted our 2004 stock incentive plan. Our officers, employees, consultants and directors who are not employees are eligible to participate in this plan. The purpose of this plan is to attract and retain persons eligible to participate in the plan, motivate participants to achieve our long-term goals and further align the interests of participants with those of our stockholders. Our compensation committee will administer the stock incentive plan and has broad discretion to select the persons to whom awards may be granted, as well as the type, size and terms and conditions of each award, including when awards become exercisable or otherwise vest and the exercise price for options granted. Under this plan, new shares of common stock will be available for issuance as awards to participants. Shares of EMJ common stock available for issuance under the stock incentive plan will equal to 5% of the total number of shares of EMJ common stock that will be issued and outstanding immediately after giving effect to the consummation of the merger and financial restructuring and public offering. The maximum aggregate number of shares of our common stock that may be covered by awards granted under the plan to any one participant during any calendar year is 750,000. The stock incentive plan permits grants of the following types of awards:

•	non-qualified and incentive stock options;

•	stock appreciation rights;

•	restricted stock; and

•	other stock-based awards.

The stock incentive plan is intended to permit the grant of performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code, which generally limits the deduction that we may take for compensation of our five most senior executive officers. Under Section 162(m), certain compensation, including compensation based on the attainment of performance goals, will not be subject to this limitation if certain requirements are met. The vesting of awards that are intended to qualify as performance based compensation will be based upon business criteria as established by the compensation committee from time to time.

Except as otherwise set forth in an award agreement, in the event of a change in control (as defined in the plan), our compensation committee will have the discretion to accelerate the vesting of any stock option, stock appreciation right or restricted stock awards. The stock incentive plan requires an agreement of merger or reorganization effecting a change in control to provide for the continuation, assumption or substitution of awards granted under the plan, or for the settlement of such awards based on the “change in control price” (as defined in the plan); provided, that in the absence of an agreement effecting the change in control, all awards will be settled based on the change in control price. The stock incentive plan provides that, unless otherwise set forth in an agreement between a plan participant and EMJ, payments or rights under the plan will be reduced to the extent necessary to prevent payments or benefits to which the participant is otherwise entitled from being subject to the excise tax under the so-called “golden parachute” rules under the Code.

On the date of the pricing of the public offering, we will grant to Messrs. Roderick, Marquard, Mason, Rutledge and O’Donnell, each of who are non-officer directors, options exercisable for 50,000 shares of our common stock at an exercise price per share equal to the initial public offering price. To date, no other awards have been granted under the stock incentive plan. After the consummation of the merger and financial restructuring and the public offering, we intend to file a registration statement on form S-8 covering the shares of our common stock reserved for issuance under the stock incentive plan and under the Holding stock option plan. Unless the stock incentive plan is earlier terminated by our board of directors, the plan will automatically terminate on December 17, 2014. Awards granted before the termination of the stock incentive plan may extend beyond that date in accordance with their terms.

Stock Bonus Plan

Holding maintains a stock bonus plan for our nonunion employees who meet certain service requirements. See “Stock Bonus Plan” at page 96 for a discussion of the particular provisions of Holding’s stock bonus plan. At the date of this proxy statement/prospectus, shares of Holding series A preferred stock, Holding series B preferred stock and Holding common stock owned by the plan totaled 32,889, 27,861, and 2,454,119 shares, respectively. Series B preferred stock shares include dividends accrued for each of the four quarters of fiscal 2004. For the fiscal years ended March 31, 2002, 2003 and 2004 and the nine months ended December 31, 2004, contributions payable to the plan totaled $2.8 million, $2.8 million, $2.8 million and $2.9 million, respectively. The contributions payable for fiscal years 2002 and 2003 have been paid in cash and the 2004 contribution was paid in cash in October 2004. Upon the closing of the merger and financial restructuring and the public offering, however, participants will no longer have the right to exercise their put options on termination of employment with respect to the common stock allocated to their accounts. Upon consummation of the merger and financial restructuring, (1) the Holding common stock allocated to participants’ accounts will be converted into shares of our common stock, (2) the series A preferred stock allocated to participants’ accounts will be converted into shares of our common stock and cash and (3) the series B preferred stock will be converted into shares of our common stock and cash. See “Stock Bonus Plan” at page 96.

401(a)(17) Supplemental Contribution Plan

In fiscal 1996, Holding adopted a supplemental contribution plan, for contributions not allowed under Holding’s stock bonus plan pursuant to limitations of Sections 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended. Participants in the supplemental plan consist of certain highly compensated employees and other employees who are not eligible to participate in the stock bonus plan. Contributions payable, vesting and distributions under the supplemental plan are comparable with those under the stock bonus plan. Contributions under the supplemental plan are made in cash and are held in an irrevocable trust. For the fiscal years ended March 31, 2002, 2003 and 2004, contributions payable totaled $0.1 million, $0.1 million and $0.1 million, respectively. Effective upon consummation of the merger and financial restructuring and the public offering, we will assume Holding’s obligations under the supplemental contribution plan.

Management Incentive Compensation Plan

Effective April 1, 1997, we adopted a management incentive compensation plan. The incentive plan provides for payment of cash bonuses to senior executives and other key management employees based on the achievement of certain operating profit and cash flow objectives determined by our board of directors or, after the consummation of the merger and financial restructuring and the public offering, our compensation committee. Bonuses awarded are based on a sliding scale based on the percentage of the objectives achieved. No bonus is payable unless at least 80% of the objectives are achieved, and the maximum bonus would be awarded for achievement of 150% or more of the established objectives. In addition, our chief executive officer may award bonuses from a discretionary pool for exemplary service. The board of directors ratified bonuses pursuant to the incentive plan aggregating $4.0 million in fiscal 2002, $5.6 million in fiscal 2003 and $6.7 million in fiscal 2004.

Public Offering Bonus Plan

As soon as practicable after, and conditioned upon consummation of, the merger and financial restructuring and the public offering, EMJ will pay a taxable bonus (1) in the aggregate amount of $7.5 million to its employees on the closing date who are also participants in the stock bonus plan, to be allocated to such employees in the proportion that the number of shares of Holding common stock allocated to an employee’s stock bonus plan account on December 16, 2004 bears to the aggregate number of shares of Holding common stock allocated to the stock bonus plan accounts of all such employees, which bonus is expected to be approximately $3.27 per share of Holding common stock held in the stock bonus plan and (2) in the aggregate amount of $1.0 million to participants who are not participants in the EMJ management incentive plan or the EMJ sales bonus plan and are scheduled to receive the above-referenced employee bonus in an amount that is less than the maximum bonus that could be allocated to such participants (approximately $3,337), to be allocated to such employees in an amount that is equal to the difference between such maximum and the amount of the bonus described in clause (1) except if the participant has been employed for less than one year, such person will receive a prorated amount based on actual days of service.

Supplemental Stock Bonus Plan

In connection with the amended consent order entered into with the DOL in January 2005, we adopted a supplemental stock bonus plan for purposes of making a special contribution of shares of common stock in excess of certain limits imposed on our stock bonus plan by Internal Revenue Service rules, which will be effective March 31, 2006. See “Business—Legal Proceedings—Department of Labor” for information concerning the amended consent order and release and the special contribution of additional shares of common stock to the stock bonus plan with respect to shares of Holding common stock contributed from 1994 through 2000. Applicable provisions of the stock bonus plan relating to vesting and distributions of benefits also apply to benefits accrued under the supplemental stock bonus plan. See “Stock Bonus Plan” above for further information.

Former Employees Cash Bonus Plan

In connection with the amended consent order entered into with the DOL in January 2005, we adopted a cash bonus plan to provide for that portion of the special contribution that is to be made in cash. Cash bonuses have been paid through the cash bonus plan in the amount of $1,056,465 to participants who are no longer employed by EMJ. See “Business—Legal Proceedings—Department of Labor” for information concerning the amended consent order and release of a special contribution of additional shares of common stock to the stock bonus plan with respect to shares of Holding common stock contributed from 1994 through 2000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Our Common Stock

All of our issued and outstanding voting stock, consisting of 128 shares of common stock, is owned by Holding.

Capital Stock of Holding

The following table describes the beneficial ownership of shares of Holding common stock and series A preferred stock as of the date of this proxy statement/prospectus, by all stockholders of Holding known to be beneficial owners of more than 5% of any such class, by each of our directors and each of our executive officers named in the Summary Compensation Table and by all directors and executive officers as a group as determined in accordance with Rule 13d-3(i) under the Securities Exchange Act of 1934, as amended, and adjusted for the amendment of the Holding stock option plan increasing the number of shares subject to stock options. As of the date of this proxy statement/prospectus, 27,882 shares of series B preferred stock of Holding were issued, of which 27,861 were owned by the stock bonus plan. The table also reflects the pro forma ownership of EMJ after giving effect to the consummation of the merger and financial restructuring and the public offering.

Name and Address of Beneficial Owner	Number of Shares of Holding Common Stock		Percentage of Shares of Holding Common Stock Outstanding(a)		Number of Shares of Series A Preferred Stock		Percentage of Shares of Series A Preferred Stock Outstanding(b)		Pro Forma Number of Shares of EMJ Common Stock(c)		Pro Forma Percentage of Shares of EMJ Common Stock Outstanding(d)
Kelso Investment Associates, IV, L.P.(e)	9,462,475	(f)	66.9	%(f)	0		0.0%		12,156,379		32.3%
KIA III—Earle M. Jorgensen, L.P.(e)	1,704,740		15.2%		0		0.0%		1,704,740		4.5%
Kelso Investment Associates, L.P.(e)	0		0		24,519		42.6%		209,993		0.6%
Joseph S. Schuchert(e)	11,167,215	(f)(g)	79.0	%(f)(g)	24,519	(h)	42.6	%(h)	14,071,112		37.4%
Frank T. Nickell(e)	11,187,714	(f)(g)	79.1	%(f)(g)	24,519	(h)	42.6	%(h)	14,091,611		37.5%
Michael B. Goldberg(e)	9,462,475	(f)(g)	66.9	%(f)(g)	0		0.0%		12,156,379		32.3%
George E. Matelich(e)	11,172,215	(f)(g)	79.0	%(f)(g)	24,519	(h)	42.6	%(h)	14,076,112		37.4%
Thomas R. Wall, IV(e)	11,172,215	(f)(g)	79.0	%(f)(g)	24,519	(h)	42.6	%(h)	14,076,112		37.4%
David I. Wahrhaftig(e)	9,462,475	(f)(g)	66.9	%(f)(g)	0		0.0%		12,156,379		32.3%
Frank K. Bynum(e)	9,462,475	(f)(g)	66.9	%(f)(g)	0		0.0%		12,156,379		32.3%
Philip E. Berney(e)	9,462,475	(f)(g)	66.9	%(f)(g)	0		0.0%		12,156,379		32.3%
Maurice S. Nelson, Jr.	1,693,538	(i)	15.1	%(i)	0		0.0%		1,693,538	(i)	4.3%
Frank D. Travetto	179,591	(j)	1.6	%(j)	0		0.0%		179,591	(i)	0.5%
Kenneth L. Henry	186,591	(j)	1.7	%(k)	704		1.2%		192,620	(j)	0.5%
R. Neil McCaffery	172,591	(j)	1.5	%(l)	0		0.0%		172,591	(j)	0.5%
James D. Hoffman(k)	167,591	(j)	1.5	%(m)	0		0.0%		167,591	(j)	0.4%
David M. Roderick	210,410	(j)	1.9	%(n)	0		0.0%		210,410	(j)	0.6%
John Rutledge(l)	70,564	(j)	0.6	%(p)	0		0.0%		70,564	(j)	0.2%
William A. Marquard(m)	70,564	(j)	0.6	%(r)	0		0.0%		70,564	(j)	0.2%
Earl L. Mason	0		0.0%		0		0.0%		0		0%
Joseph T. O’Donnell(n)	0		0.0%		0		0.0%		0		0%
Earle M. Jorgensen Company Stock Bonus Plan	2,439,194	(o)	21.8	%(o)	32,342	(o)	56.2	%(o)	3,008,355	(p)	8.0	%(p)
All directors and executive officers of the Company as a group	2,896,523	(q)(s)	25.9	%(q)	704	(r)	1.2	%(r)	2,915,115	(r)(s)	7.2	%(r)

(a)

The percentage of shares of Holding common stock outstanding for KIA IV and Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney was calculated assuming the total outstanding shares of Holding common stock was 14,133,078, (i) including shares of Holding common stock which would be outstanding assuming KIA IV exercised the two warrants referred to in note (c) below in succession and there have been no other dilution events prior to such exercise and 11,616 shares of Holding common stock owned by KEP II, and (ii) excluding 3,053,668 shares subject to stock options as of the date of this proxy statement/prospectus. The percentage of shares of Holding common stock outstanding for all other holders was calculated assuming the total outstanding shares of Holding common stock was 11,197,122, excluding shares subject to stock options and shares issuable upon the exercise of the warrants held by KIA IV as of the date of this proxy statement/prospectus. The number of shares outstanding does not include 2,461,547 additional shares of Holding common stock to be issued in connection with the special contribution.
(b)	The percentage of shares of series A preferred stock outstanding was calculated assuming the total outstanding shares of series A preferred stock was 57,573, excluding 189,973 shares of series A preferred stock held in the Holding treasury as of the date of this proxy statement/prospectus.
(c)	The pro forma number of shares of EMJ common stock beneficially held by individuals or entities as referenced in this column was calculated as of the date of this proxy statement/prospectus assuming, as applicable, (1) each share of Holding’s common stock was converted into one share of EMJ’s common stock; (2) each share of Holding’s series B preferred stock was converted into 10.49 shares of EMJ’s common stock and cash; (3) each share of series A preferred stock was converted into 8.56 shares of EMJ’s common stock and cash; (4) the two outstanding warrants held by KIA IV to purchase shares of Holding common stock were exchanged for 2,935,956 shares of EMJ common stock; and (v) Holding notes in the aggregate amount of $257,069,318 were exchanged for an aggregate of 2,695,862 shares of EMJ common stock and cash.
(d)	The pro forma percentage of shares of EMJ common stock outstanding for all holders was calculated assuming all of the capital stock and warrants of Holding and the Holding notes were converted or exchanged as described in note (c), assuming in the case of the executive officers and directors that they have exercised their vested EMJ stock options and assuming that 37,614,418 shares of EMJ common stock are issued in the merger and financial restructuring and the public offering. We have not included the shares of EMJ common stock to be issued in connection with the special contribution.
(e)	The business address for such person(s) is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York, 10022.
(f)	Includes 11,616 shares of common stock owned by KEP II.
(g)	Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney may be deemed to share beneficial ownership of shares of common stock owned of record by (1) KIA IV and KEP II by virtue of their status as general partners of KP IV, the general partner of KIA IV, and KEP II, (2) except for Messrs. Goldberg, Wahrhaftig, Bynum and Berney, KIA III-EMJ by virtue of their status as general partners of KP III, the general partner of KIA III-EMJ and (3) except Messrs. Goldberg, Wahrhaftig, Bynum and Berney, by KIA I by virtue of their status as general partners of KP I, the general partner of KIA I. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney share investment and voting power with respect to securities owned by the Kelso funds of which they are general partners. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney disclaim beneficial ownership of the shares of common stock owned by the Kelso funds.
(h)	Messrs. Schuchert, Nickell, Wall and Matelich may be deemed to share beneficial ownership of shares of Series A Preferred Stock or EMJ common stock owned of record by KIA I by virtue of their status as general partners of KP I, the general partner of KIA I. Messrs. Schuchert, Nickell, Wall and Matelich disclaim beneficial ownership of the shares of Series A Preferred Stock or EMJ common stock owned by KIA I.
(i)	Represents shares of common stock issuable upon exercise of stock options that are exercisable as of the date of this proxy statement/prospectus.
(j)	Includes shares of common stock issuable upon exercise of stock options that are exercisable as of the date of this proxy statement/prospectus.
(k)	The business address for Mr. Roderick is US Steel Tower, Room 610, 600 Grant Street, Pittsburgh, Pennsylvania, 15219.
(l)	The business address for Dr. Rutledge is 29 Horseshoe Road, Cos Cob, Connecticut, 06807.
(m)	The business address of Mr. Marquard is 2199 Maysville Road, Carlyle, Kentucky 40311.
(n)	The business address for Mr. O’ Donnell is Briscoe Capital Management LLC, 295 Madison Avenue, New York, New York 10017.

(o)	Excludes 14,925 shares of Holding common stock and 547 shares of series A preferred stock held by our stock bonus plan in directed accounts that are deemed to be beneficially owned by any of the directors or executive officers or other of our employees.
(p)	Excludes 19,613 shares of EMJ common stock that will be held by our stock bonus plan in directed accounts that are deemed to be beneficially owned by any of the directors and our executive officers.
(q)	Excludes (1) 11,167,215 shares of common stock held by Kelso funds that may be deemed to be beneficially owned by Messrs. Nickell and Wahrhaftig, and (2) shares held by Holding’s stock bonus plan, except for shares held in directed accounts that may be deemed to be beneficially owned by any of the directors and our executive officers.
(r)	Excludes (1) 24,519 shares of series A preferred stock and 209,993 shares of EMJ common stock held by KIA I that may be deemed to be beneficially owned by Mr. Nickell, (2) 32,342 shares of series A preferred stock and 276,990 shares of EMJ common stock held by Holding’s stock bonus plan, except for shares held in directed accounts that may be deemed to be beneficially owned by any of our executive officers.
(s)	Excludes 106,026 shares held by our stock bonus plan, except for shares held in directed accounts that may be deemed to be beneficially owned by any of our executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain of Holding’s stockholders, directors, executive officers and employees have interests in the merger and financial restructuring that are different from, or in addition to, the interests that apply to our stockholders generally, and that may be regarded as significant in evaluating the merger and financial restructuring proposal.

Kelso

As of March 1, 2005, the record date for the special meeting, the Kelso funds and other Kelso affiliates, including one of our directors, held an aggregate of 8,259,799 shares of Holding common stock, which represented 73.8% of the issued and outstanding shares of Holding common stock and 73.6% of the issued and outstanding shares of Holding common stock and series B preferred stock and 24,519 shares of Holding series A preferred stock, which represented 42.6% of the issued and outstanding shares of Holding series A preferred stock. The Kelso funds have agreed to vote all of the Holding capital stock owned by them in favor of the merger agreement and the merger described above. As of the record date, KIA IV also held approximately $257,100,000 of the Holding notes (including accrued but unpaid interest) and warrants to purchase 2,937,915 shares of Holding common stock, which represented all of the outstanding Holding notes and all of the outstanding Holding warrants. Upon consummation of the merger and financial restructuring and the public offering, the Kelso funds and other Kelso affiliates will own 14,101,611 shares of our common stock, representing 37.5% of our issued and outstanding common stock, and receive $233,505,850 in cash, assuming an initial public offering price of $15.00 per share, the mid-point of the range shown on the cover of the public offering preliminary prospectus, and net proceeds of the offering of $279,750,000 (before taking into account estimated offering expenses payable by EMJ, as set forth under “Use of Proceeds in the public offering preliminary prospectus).

Two of our directors, Messrs. Nickell and Wahrhaftig, are general partners of partnerships that control KIA IV and KIA III, Kelso affiliates that collectively hold a substantial portion of Holding’s common stock, all of Holding’s indebtedness and the warrants to purchase Holding common stock as described above. Mr. Nickell is a general partner of KP I, KP III and KP IV. Mr. Nickell is also president, chief executive officer and a director of Kelso & Companies, Inc., which is the general partner of Kelso & Company, L.P. Mr. Wahrhaftig is a general partner of KP IV and a managing director and a member of the board of directors of Kelso & Companies, Inc. KP I, KP III and KP IV are the general partners of KIA I, KIA III-EMJ and KIA IV, respectively. Mr. Nickell is a director of Holding and EMJ and will share investment and voting power with respect to shares of our common stock that will be held by KIA I, KIA III-EMJ and KIA IV upon consummation of the merger and financial restructuring and the public offering. Mr. Wahrhaftig is a director of Holding and EMJ and will share investment and voting power with respect to shares of EMJ common stock that will be held by KIA IV. Each of Messrs. Roderick, Marquard and Rutledge is one of the nominees of KIA IV on our board of directors and beneficially owns the shares of Holding common stock set forth in the “Security Ownership of Certain Beneficial Owners and Management” beginning at page 150. Messrs. Roderick and Marquard are members of the board of directors of Kelso & Companies, Inc.

Pursuant to Holding’s stockholders agreement among Holding, KIA III-EMJ, KEP II, KIA IV, and certain other Holding stockholders and the terms of the Holding series A preferred stock, Mr. Nelson was designated by the management stockholders as a director, Mr. Mason was designated by the holders of Holding series A preferred stock as a director and the remaining directors were designated by KIA IV. Holding’s stockholders agreement also grants put rights to certain management stockholders whereby, in certain circumstances, select stockholders may sell their shares of common stock to Holding, or should Holding so determine, to Holding’s stock bonus plan, for fair market value. In addition, the agreement places certain restrictions on the sale of shares of Holding common stock to third parties by stockholders party to the agreement. Holding’s stockholders agreement will terminate upon consummation of the offering and the series A preferred stock will be converted into cash and EMJ common stock pursuant to the merger and financial restructuring.

Prior to the consummation of the merger and financial restructuring, we will enter into an agreement with the Kelso funds and Mr. Nelson pursuant to which we will provide the Kelso funds and other Kelso affiliates and

Mr. Nelson with certain demand and piggyback registration rights with respect to their shares of our common stock, including the 14,101,611 shares (11,766,553 shares if the underwriters’ over-allotment option in the public offering is exercised in full) of our common stock held by them immediately following the consummation of the merger and financial restructuring and the offering. These demand and piggyback registration rights will be exercisable upon the expiration of the lock-up agreements entered into by the Kelso funds and Mr. Nelson in connection with the public offering. Pursuant to the demand registration rights, the Kelso funds may require us to prepare and file a registration statement under the Securities Act of 1933, at our expense, covering all or a portion of their shares.

We have also agreed with the Kelso funds that for so long as the Kelso funds own in excess of 20% of our issued and outstanding common stock, the Kelso funds will be entitled to designate two directors, and for so long as the Kelso funds own in excess of 10% of our issued and outstanding common stock, the Kelso funds will be entitled to designate one director, to be included in the slate of directors nominated by us for election to our board of directors in our annual proxy statement.

In connection with the formation of EMJ, we agreed to pay Kelso an annual fee of $1,250,000 for financial advisory services and to reimburse it for out-of-pocket expenses incurred in connection with rendering these services. However, Kelso waived this annual fee for fiscal years 2000, 2001, 2002, 2003 and 2004 and has not received any of this annual fee in fiscal 2005. Amounts paid to Kelso in fiscal years 2000, 2001, 2002, 2003, 2004 and 2005 for reimbursement of expenses incurred by directors designated by KIA IV in attending our board meetings were not significant. On December 17, 2004, we and Kelso entered into an amendment to our financial advisory agreement pursuant to which on January 10, 2005 we paid Kelso a fee of $6,250,000 to terminate our obligation to pay fees to Kelso under the agreement. The obligations of Kelso to provide financial advisory services and our obligations with respect to the reimbursement of expenses and indemnification of Kelso are still in effect.

Maurice S. Nelson, Jr.

Maurice S. Nelson, Jr. is president, chief executive officer and a director of EMJ and Holding. In December 2004, EMJ paid Mr. Nelson a one time bonus of $3,500,000 for his services to EMJ in calendar 2004 (fiscal 2005), including, without limitation, his efforts to improve the operating performance of EMJ and his efforts to implement the merger and financial restructuring and the public offering. In addition, on December 16, 2004, Holding paid Mr. Nelson a cash payment of $3,006,000 (equal to the difference between the appraised value of the Holding common stock as of March 31, 2004 of $13.76 and the exercise price of $5.41 per share) in consideration of the redemption of options to purchase 360,000 shares of Holding common stock held by Mr. Nelson. Concurrently with the amendment of the consent order and after the redemption of Mr. Nelson’s options, Holding amended its stock option plan to adjust the exercise price and the number of shares of Holding common stock that can be purchased pursuant to each option grant to offset the reduction in the appraised value of the Holding common stock resulting from the change in valuation methodology required by the amended consent order. As a result of this change, Mr. Nelson’s remaining options to purchase 960,000 shares of Holding common stock at $5.41 per share were converted into options to purchase 1,693,538 shares of Holding common stock at $3.07 per share. In connection with the merger and financial restructuring, all of the issued and outstanding options to purchase shares of Holding common stock will be converted into options to purchase an equal number of shares of EMJ common stock at the same exercise price.

On December 17, 2004, Mr. Nelson entered into a retention agreement with EMJ whereby we will pay Mr. Nelson a stay bonus of $3,000,000 on March 31, 2007 if he continues to serve as our president and chief executive officer until the second anniversary of the closing of the public offering. Mr. Nelson will also be paid this bonus if his employment with EMJ (1) terminates due to his death, (2) is terminated by us due to his permanent disability or without cause (as defined in the retention agreement and including a material breach of the transfer restriction described herein) or (3) is terminated by Mr. Nelson for good reason (as described in the retention agreement). In addition, Mr. Nelson has agreed for a period of two years following the closing of the public offering, to not sell any shares of our common stock acquired by him upon conversion of Holding capital stock in the financial restructuring or by the exercise of Holding stock options that are converted into our stock options in the financial restructuring. In consideration of this transfer restriction, we have extended the exercise period of Mr. Nelson’s outstanding stock options two years to January 31, 2009.

Messrs. Roderick, Marquard, Rutledge, Mason and O’Donnell

After giving effect to the amendment to the Holding Stock option plan, Messrs. Roderick, Marquard and Rutledge hold options to purchase 176,410, 70,564 and 70,564 shares of Holding common stock, respectively, at weighted-average exercise prices of $3.32, $3.39 and $3.39, respectively. Upon consummation of the merger and financial restructuring, the options held by Messrs. Roderick, Marquard and Rutledge will be converted into an equal number of options to purchase EMJ common stock at the same exercise prices as the Holding stock options held by each of them. Upon pricing of the public offering, each of Messrs. Roderick, Marquard, Rutledge, Mason and O’Donnell will receive a grant of options to purchase 10,000 shares of our common stock at an exercise price equal to the initial public offering price. These options will vest in full on the six month anniversary of the date of grant. On December 21, 2004, Holding paid Mr. Roderick a bonus of $202,640 as compensation for his service as chairman of the Holding and EMJ boards of directors.

Holding

We entered into a management agreement with Holding as of March 8, 1993 for Holding to provide us certain management, accounting, financial advisory and consulting services. We agreed to pay Holding a fee equal to the aggregate compensation costs incurred by Holding in providing these services plus 5% of the aggregate salaries of employees providing these services, and to reimburse Holding for its accounting, legal and other fees and expenses incurred in the ordinary course of business in providing these services. The total amount payable to Holding under the management agreement for the reimbursement of accounting, legal and other fees and expenses may not exceed $200,000 per year. We allocated to Holding $2,095,000 during fiscal 2004 and have not made any allocations to Holding in fiscal 2005 pursuant to the management agreement. This agreement will terminate upon consummation of the financial restructuring.

We entered into a tax allocation agreement with Holding as of March 8, 1993 to allocate between us and Holding the benefits and responsibilities of filing consolidated or combined federal, state and local income tax returns. This agreement will terminate upon consummation of the merger and financial restructuring.

LEGAL MATTERS

Katten Muchin Zavis Rosenman will pass upon the validity of the shares of common stock to be issued to Holding noteholders and stockholders in the merger and financial restructuring and certain tax consequences of the merger and financial restructuring. (See “Federal Income Tax Consequences” beginning at page 106 for actual text of Katten Muchin Zavis Rosenman’s opinion concerning certain tax consequences of the merger and financial restructuring.)

EXPERTS

Our consolidated financial statements and the consolidated financial statements of Holding appearing in this proxy statement/prospectus and the related registration statement, at March 31, 2003 and 2004, and for each of the three years in the period ended March 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

This proxy statement/prospectus is part of a registration statement on Form S-4 we filed with the Commission. This proxy statement/prospectus does not contain all of the information contained in the registration statement and all of its exhibits and schedules. For further information about us, please see the complete registration statement. Summaries of agreements or other documents in this proxy statement/prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents. We have filed an amended registration statement on Form S-1 with the SEC in connection with the public offering that is to be consummated in connection with the merger and financial restructuring.

You may read and copy this registration statement and all of its exhibits and schedules, our registration statement on Form S-1, as amended, filed in connection with the public offering, as well as reports we have filed with the Commission, at the Commission public reference room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Commission public reference room in Washington, DC by calling the Commission at 1-800-SEC-0330. This registration statement, our registration statement on Form S-1, and reports we have filed with the Commission, are also available from the Commission’s web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

In addition, we make available, free of charge, on or through our web site (http://www.emjmetals.com) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports as soon as reasonably practicable after we electronically file this material with, or furnish it to, the Commission.

INDEX TO FINANCIAL STATEMENTS

Page
EARLE M. JORGENSEN COMPANY

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at March 31, 2003 and 2004, and December 31, 2004 (unaudited)	F-3
Consolidated Statements of Income for the years ended March 31, 2002, 2003 and 2004 and the nine months ended January 1, 2004 (unaudited) and December 31, 2004 (unaudited)	F-4
Consolidated Statements of Stockholder’s Equity for the years ended March 31, 2002, 2003 and 2004 and the nine months ended December 31, 2004 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended March 31, 2002, 2003 and 2004 and the nine months ended January 1, 2004 (unaudited) and December 31, 2004 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
Schedule II Valuation and Qualifying Accounts and Reserves	II-7

EARLE M. JORGENSEN HOLDING COMPANY, INC.

Report of Independent Registered Public Accounting Firm	F-32
Consolidated Balance Sheets at March 31, 2003 and 2004 and December 31, 2004 (unaudited)	F-33
Consolidated Statements of Operations for the years March 31, 2002, 2003 and 2004, and the nine months ended January 1, 2004 (unaudited) and December 31, 2004 (unaudited)	F-34

Consolidated Statements of Preferred and Common Stock Subject to Redemption in Certain Circumstances, Series A Preferred Stock, Series B Preferred Stock, Common Stock, Capital in Excess of Par Value, Stock Subscribed, Reclassification to Value Preferred and Common Stock Subject to Redemption in Certain Circumstances to its Redemption Price, Accumulated Other Comprehensive (Loss) Income, Accumulated Deficit and Treasury Stock for the years ended March 31, 2002, 2003, and 2004 and the nine months ended December 31, 2004 (unaudited).

F-35
Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2002, 2003 and 2004 and nine months ended January 1, 2004 (unaudited) and December 31, 2004 (unaudited)	F-37
Notes to Consolidated Financial Statements	F-38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Earle M. Jorgensen Company

We have audited the accompanying consolidated balance sheets of Earle M. Jorgensen Company as of March 31, 2003 and 2004, and the related consolidated statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended March 31, 2004. Our audit also included the financial statement schedule listed in the index to financial statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Earle M. Jorgensen Company at March 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Orange County, California

May 13, 2004

except for Note 9, as to which the date is

June 15, 2004

EARLE M. JORGENSEN COMPANY

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share and per share data)

	March 31,		December 31, 2004
	2003	2004
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$20,030	$15,528	$5,760
Accounts receivable, less allowance for doubtful accounts	97,292	133,092	173,871
Inventories	213,590	225,248	281,307
Other current assets	6,402	7,655	8,976

Total current assets	337,314	381,523	469,914

Net property, plant and equipment, at cost	113,037	112,190	117,896
Cash surrender value of life insurance policies	31,007	34,689	31,820
Debt issue costs, net of accumulated amortization	8,232	6,909	5,920
Other assets	1,151	1,169	2,501

Total assets	$490,741	$536,480	$628,051

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$119,815	$162,648	$158,060
Accrued employee compensation and related taxes	12,430	19,207	17,007
Accrued employee benefits	14,150	12,744	13,044
Accrued interest	16,186	17,352	6,627
Accrued stock bonus plan special contribution	—	—	12,601
Other accrued liabilities	2,748	8,616	16,591
Deferred income taxes	19,450	17,517	17,517
Current portion of long-term debt	2,330	3,976	2,320

Total current liabilities	187,109	242,060	243,767

Long-term debt	328,207	305,762	344,428
Deferred income taxes	15,936	17,869	17,869
Other long-term liabilities	7,505	8,148	13,382
Commitments and contingencies
Stockholder’s equity:
Preferred stock, $.01 par value; 200 shares authorized and unissued	—	—	—
Common stock, $.01 par value; 2,800 shares authorized; 128 shares issued and outstanding at March 31, 2003 and 2004 and December 31, 2004 (unaudited)	—	—	—
Capital in excess of par value	35,284	29,503	21,194
Accumulated other comprehensive (loss) income
Foreign currency translation adjustment	(485)	(73)	1,268
Additional minimum pension liability	(3,399)	(2,625)	(2,625)
Accumulated deficit	(79,416)	(64,164)	(11,232)

Total stockholders’ equity (deficit)	(48,016)	(37,359)	8,605

Total liabilities and stockholders’ equity	$490,741	$536,480	$628,051

See accompanying notes.

EARLE M. JORGENSEN COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands)

	Year Ended March 31,			Nine Months Ended
	2002	2003	2004	January 1, 2004	December 31, 2004
				(unaudited)
Revenues	$895,058	$919,927	$1,040,367	$718,301	$1,152,589
Cost of sales	641,991	658,562	754,266	518,394	828,735

Gross profit	253,067	261,365	286,101	199,907	323,854
Expenses:
Warehouse and delivery	124,457	127,080	135,421	98,657	116,052
Selling	31,932	32,329	38,254	25,031	34,972
General and administrative	48,324	50,868	42,954	31,282	69,067

Total expenses	204,713	210,277	216,629	154,970	220,091

Income from operations	48,354	51,088	69,472	44,937	103,763
Interest expense, net	42,545	47,206	51,093	38,205	40,534

Income before income taxes	5,809	3,882	18,379	6,732	63,229
Income tax expense	455	1,500	3,127	1,448	10,297

Net income	$5,354	$2,382	$15,252	$5,284	$52,932

See accompanying notes.

EARLE M. JORGENSEN COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(dollars in thousands, except share data)

	Common Stock		Capital in excess of par value	Accumulated other comprehensive loss	Accumulated deficit
	Shares	Amount				Total
Balance at March 31, 2001	128	$—	$85,834	$(1,833)	$(87,152)	$(3,151)
Comprehensive income:
Net income for period	—	—	—	—	5,354	5,354
Loss on interest rate swap adjustment	—	—	—	(2,925)	—	(2,925)
Foreign currency translation adjustment	—	—	—	(133)	—	(133)
Additional minimum pension liability	—	—	—	32	—	32

Comprehensive income						2,328
Dividend to Parent	—	—	(14,963)	—	—	(14,963)

Balance at March 31, 2002	128	—	70,871	(4,859)	(81,798)	(15,786)
Comprehensive income:
Net income for period	—	—	—	—	2,382	2,382
Foreign currency translation adjustment	—	—	—	1,200	—	1,200
Additional minimum pension liability	—	—	—	(3,150)	—	(3,150)

Comprehensive income						432
Dividend to Parent	—	—	(35,587)	—	—	(35,587)
Reverse loss on interest rate swap adjustment recognized in net income	—	—	—	2,925	—	2,925

Balance at March 31, 2003	128	—	35,284	(3,884)	(79,416)	(48,016)
Comprehensive income:
Net income for period	—	—	—	—	15,252	15,252
Foreign currency translation adjustment	—	—	—	412	—	412
Additional minimum pension liability	—	—	—	774	—	774

Comprehensive income						16,438
Dividend to Parent	—	—	(5,781)	—	—	(5,781)

Balance at March 31, 2004	128	—	29,503	(2,698)	(64,164)	(37,359)
Comprehensive income (unaudited):
Net income for period	—	—	—	—	52,932	52,932
Foreign currency translation adjustment	—	—	—	1,341	—	1,341

Comprehensive income	—	—	—	—	—	54,273
Stock-based compensation (unaudited)	—	—	1,557	—	—	1,557
Dividend to Parent (unaudited)	—	—	(9,866)	—	—	(9,866)

Balance at December 31, 2004 (unaudited)	128	$—	$21,194	$(1,357)	$(11,232)	$8,605

See accompanying notes.

EARLE M. JORGENSEN COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended March 31,			Nine Months Ended
	2002	2003	2004	January 1, 2004	December 31, 2004
				(unaudited)
Operating activities:
Net income	$5,354	$2,382	$15,252	$5,284	$52,932
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Special contribution to stock bonus plan	—	—	—	—	17,327
Loss on early retirement of debt	—	12,278	—	—	—
Depreciation and amortization	11,449	11,369	11,284	8,488	8,780
Amortization and write-off of debt issue costs included in interest expense	1,792	1,416	1,323	992	989
Accrued postretirement benefits	249	498	619	563	611
Gain on sale of property, plant and equipment	(36)	(183)	(1,335)	(1,194)	(1,452)
Stock-based compensation	—	—	—	—	1,557
Provision for bad debts	2,434	2,649	2,880	2,338	2,153
Increase in cash surrender value of life insurance over premiums paid	(2,174)	(2,242)	(5,276)	929	4,016
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	15,510	(10,662)	(38,680)	(10,568)	(42,932)
Decrease (increase) in inventories	31,712	(26,722)	(11,658)	(13,952)	(56,059)
Decrease (increase) in other current assets	960	134	(1,932)	(904)	(1,321)
(Decrease) increase in accounts payable and accrued liabilities and expenses	(53,491)	40,608	55,238	(20,906)	(9,238)
Decrease (increase) in non-trade receivables	1,681	(1,637)	679	(425)	—
Other	(896)	1,086	1,097	2,045	(311)

Net cash provided by (used in) operating activities	14,544	30,974	29,491	(27,310)	(22,948)

Investing activities:
Additions to property, plant and equipment	(24,531)	(15,335)	(10,530)	(6,781)	(19,606)
Proceeds from the sale of property, plant and equipment	116	2,440	1,540	1,388	6,714
Premiums paid on life insurance policies	(1,461)	(1,335)	(1,298)	(1,198)	(1,271)
Proceeds from redemption of life insurance policies	1,124	195	2,892	2,300	124

Net cash used in investing activities	(24,752)	(14,035)	(7,396)	(4,291)	(14,039)

Financing activities:
Net borrowings (payments) under revolving loan agreements	25,111	(9,958)	(19,399)	25,000	39,125
Proceeds from issuance of senior debt	—	250,000	—	—	—
Repayment of term loan	—	(96,000)	—	—	—
Repayment of senior debt	—	(105,000)	—	—	—
Payment of debt issue costs	—	(10,669)	—	—	—
Other costs paid in connection with early retirement of debt	—	(9,596)	—	—	—
Other debt payments, net	(2,400)	(1,400)	(1,400)	(1,400)	(2,115)
Cash dividend to Parent	(14,963)	(35,587)	(5,781)	(4,762)	(9,866)

Net cash provided (used) in financing activities	7,748	(18,210)	(26,580)	18,838	27,144

Effect of exchange rate changes on cash	2	1	(17)	28	75

Net decrease in cash	(2,458)	(1,270)	(4,502)	(12,735)	(9,768)
Cash and cash equivalents at beginning of period	23,758	21,300	20,030	20,030	15,528

Cash and cash equivalents at end of period	$21,300	$20,030	$15,528	$7,295	$5,760

See accompanying notes.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of December 31, 2004 and for the nine months ended January 1, 2004 and December 31, 2004 is unaudited)

1. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation—Earle M. Jorgensen Company (the Company) became a wholly-owned subsidiary of Earle M. Jorgensen Holding Company, Inc. (the Parent or Holding) as the result of a series of business combinations and mergers effective April 1, 1990.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Earle M. Jorgensen (Canada) Inc. (EMJ (Canada)) and Stainless Insurance Ltd., a captive insurance subsidiary (EMJ (Bermuda)). In fiscal years 2002, 2003 and 2004 and the nine months ended January 1, 2004 and December 31, 2004, EMJ (Canada) generated net income (loss) of $(325,000), $1,153,000, $3,282,000, $2,104,000 and $6,496,000, respectively. In fiscal years 2002, 2003 and 2004, and the nine months ended January 1, 2004 and December 31, 2004, EMJ (Bermuda) generated net income (loss) of $(2,056,000), $540,000, $(609,000), $(39,000) and $(27,000), respectively, including investment income and intercompany fees. The losses in fiscal year 2002 and 2004 and first nine months of fiscal 2005 were attributable to higher loss reserves established in connection with the Company’s self-insured workers compensation program. All significant intercompany accounts and transactions have been eliminated.

Company Background and Segment Information—The Company distributes a broad line of bar, tubing, plate and various other metal products and value added services through a network of 35 service centers and value-added processing operations strategically located throughout North America. Metals products sold by the Company are purchased from various primary metal producers and suppliers, none of which provided more than 10% of the Company’s total purchases in fiscal year 2004. The Company has over 35,000 customers, none of which represented more than 2% of the Company’s revenues in fiscal year 2004.

For financial reporting purposes, the Company operates in one reportable segment—the metals service center industry—as determined in accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information.

Reclassification—Certain amounts reported in prior years have been reclassified to conform to the 2004 presentation.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates and judgments under different assumptions and conditions.

Interim Financial Information (Unaudited)—The accompanying consolidated financial statements at December 31, 2004 and for the nine months ended January 1, 2004 and December 31, 2004 are unaudited. In the opinion of management, these consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of results of the interim period.

Revenue Recognition—The Company recognizes revenue associated with a sales order when product is shipped, title is passed and collectibility is reasonably assured.

Shipping and Handling Costs—Costs incurred in connection with shipping and handling the Company’s products are classified as warehouse and delivery expenses in the accompanying statements of operations.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounts Receivable and Concentration of Credit Risk—The Company sells the majority of its products throughout the United States and Canada. Sales to the Company’s recurring customers are generally made on open account terms while sales to occasional customers are made on a C.O.D. basis when collectibility is not assured. The Company performs periodic credit evaluations of its ongoing customers and generally does not require collateral. The Company establishes an allowance for potential credit losses based upon factors surrounding the credit risk for specific customers, historical trends and other information; such losses have been within management’s expectations, and were higher in fiscal year 2004 when compared to fiscal years 2003 and 2002. The Company’s allowance for doubtful accounts at March 31, 2003 and 2004 and December 31, 2004 was $390,000, $601,000 and $1,868,000, respectively. Management believes there are no significant concentrations of credit risk as of March 31, 2004 and December 31, 2004.

Property, Plant and Equipment—Property, plant and equipment is recorded at cost. Additions, renewals and betterments are capitalized; maintenance and repairs, which do not extend useful lives, are expensed as incurred. Gains or losses from disposals are reflected in income and the related costs and accumulated depreciation are removed from the accounts. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of 10 to 40 years for buildings and improvements and three to 20 years for machinery and equipment. Leasehold improvements are amortized over the terms of the respective leases. Depreciation expense was $9,787,000, $9,703,000 and $7,594,000 in fiscal 2003 and fiscal 2004 and the nine months ended December 31, 2004, respectively.

The Company capitalizes certain costs incurred during the development of software used internally and amortizes such costs over their estimated useful lives. During fiscal years 2002, 2003 and 2004 and the nine months ended December 31, 2004, such costs totaling $414,000, $220,000, $274,000 and $141,000, respectively, were capitalized.

Long-lived assets, primarily land, buildings, leasehold improvements and certain equipment, used in operations or are expected to be disposed of are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the evaluation include, but are not limited to, future plans for the operations, recent operating results and forecasted cash flows. When indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of the assets, the assets are written down and an impairment loss is recognized. There were no impairment losses recorded in fiscal years 2002, 2003, and 2004 and the nine months ended January 1, and December 31, 2004.

Debt Issue Costs—Debt issue costs are deferred and amortized to interest expense over the life of the underlying indebtedness. For the fiscal years ended March 31, 2002, 2003 and 2004, amortization of debt issue costs was $1,792,000, $1,416,000 and $1,323,000, respectively. Accumulated amortization of debt issue costs was $1,263,000 and $2,586,000 at March 31, 2003 and 2004, respectively.

Stock-Based Compensation—During December 2004, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation using the modified-prospective transition method, for all employee awards granted, modified or settled after April 1, 2004, as permitted by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure-An Amendment of FASB Statement No. 123. In accordance with SFAS No. 123, the Company estimated the fair value of options using an option-pricing model, which takes into account assumptions such as the dividend yield, the risk-free interest rate, and the expected life of the options. The Company’s common stock is not currently traded on a national securities exchange or an over-the-counter market, and therefore an effectively zero percent volatility was used. The dividend yield is excluded from the calculation, as it is the Company’s intention to retain all future earnings. All stock options had fully vested prior to the adoption of SFAS No. 123.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Until the adoption of SFAS No. 123 in December 2004, stock options granted to directors, officers and other key employees of the Company under Holding’s stock option plan adopted in January 1997 were accounted for in accordance with APB No. 25. As all stock option grants are made at fair value on the date of grant, the Company recognized no compensation cost for fiscal years ended March 31, 2001, 2002 and 2003. Had compensation expense for stock options granted been recorded based on the fair value method under SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, the effect on the Company’s net income for fiscal years 2002, 2003 and 2004 and the nine months ended January 1, 2004 and December 31, 2004 would have been as follows:

	Year Ended March 31,			Nine Months Ended
	2002	2003	2004	January 1, 2004	December 31, 2004
				(unaudited)
Net income, as reported	$5,354,000	$2,382,000	$15,252,000	$5,284,000	$52,932,000
Deduct: total stock-based compensation expense determined using fair value method for all awards, net of tax	(209,000)	(138,000)	(74,000)	(62,000)	—

Net income, as adjusted	$5,145,000	$2,244,000	$15,178,000	$5,222,000	$52,932,000

Subsequent to the adoption of SFAS No. 123, the Company modified, as defined in SFAS No. 123, the terms of its outstanding stock options by adjusting the number of shares that can be purchased pursuant to each option and the exercise price per share to offset the reduction in the appraised value of the Holding common stock resulting from the change in valuation methodology required by the amended consent order for Holding’s stock bonus plan (see Note 10). As a result of this change, options to purchase 1,731,000 shares of common stock at a weighted average exercise price of $5.92 per share were converted into options to purchase 3,053,668 shares of Holding’s common stock at a weighted average exercise price of $3.35 per share. In accordance with SFAS No. 123, which provides that modifications made to the outstanding options require a stock compensation charge for the difference between the intrinsic value of the outstanding stock options before the modifications and the fair value of the stock options after the modifications to the outstanding stock options, the Company recorded a stock compensation charge of $1,557,000 during the three months ended December 31, 2004. In connection with the merger and financial restructuring (see Note 10), all of the issued and outstanding options to purchase shares of Holding common stock will be converted into options to purchase an equal number of shares of the Company’s common stock at the same exercise price.

Income Taxes—The Company is included in the consolidated tax returns of Parent and calculates its tax provision as though it files on a separate basis. The consolidated tax liability of the Company and Parent is allocated to each of these entities pursuant to a Tax Allocation Agreement between the Company and Parent (“Tax Allocation Agreement”). Under the Tax Allocation Agreement, Parent pays all taxes and is reimbursed by the Company for the lesser of (i) the Company’s allocated portion of the taxes due, or (ii) the tax that would be payable if the Company filed its own returns.

The Company records deferred taxes based upon differences between the financial statement and tax basis of assets and liabilities pursuant to SFAS No. 109, Accounting for Income Taxes, as though it files on a separate basis. Any differences in deferred taxes determined on a separate basis and the actual payments made or received under the Tax Allocation Agreement are accounted for as an equity adjustment between the Company and Parent. There were no such differences in fiscal year 2004. Deferred taxes are also recorded for the future benefit of Federal and state tax losses and tax credit carryforwards. Consistent with SFAS No. 109, a valuation allowance

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

has been recognized for certain deferred tax assets, which management believes are not likely to be realized (see Note 6).

Foreign Currency Translation—The financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation. Balance sheet accounts are translated using the year-end exchange rates while income statement amounts are translated using the average exchange rates for each year. Adjustments resulting from translation of foreign currency financial statements are included in accumulated other comprehensive loss in stockholder’s equity. No significant exchange gains and losses were recorded during fiscal 2002, 2003 and 2004.

Cash and Statements of Cash Flows—Cash includes disbursements and deposits not yet funded by or applied to the Company’s Revolving Credit Facility as of a balance sheet date and cash and cash equivalents totaling $2,940,000 and $2,004,000 as of March 31, 2003 and 2004, respectively, held by EMJ (Bermuda) in connection with providing insurance to the Company. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

For the years ended March 31, 2002, 2003 and 2004 cash paid for interest on borrowings was $39,942,000, $37,674,000 and $48,623,000, and net cash paid (refunded) for income taxes was $403,000, $(551,000) and $671,000, respectively.

Comprehensive Income—Components of the Company’s comprehensive income include foreign currency translation adjustments, additional minimum pension liability and accounting for certain derivatives.

Impact of Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), ShareBased Payment. (SFAS No. 123(R)), which replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash Flows (SFAS No. 123(R)). Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123, which the Company adopted in December 2004. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). SFAS No. 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. Nonpublic companies will be required to adopt SFAS No. 123(R) at the beginning of the first annual period beginning after December 15, 2005. The adoption of this revision to SFAS No. 123 is not expected to have a material impact on the consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised December 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS No. 132(R)). This statement amends the disclosure requirements of SFAS No. 132 to require more details about retirement plan assets, benefit obligations, cash flows and other relevant information. SFAS No. 132(R) is effective for years ending after December 15, 2003, except certain benefit payment and international plan disclosures that are effective for fiscal years after June 15, 2004. The adoption of the disclosure provisions of SFAS No. 132(R) did not have a material effect on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003. This statement

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

did not have an effect on the accompanying consolidated financial statements as of and for the periods ended March 31, 2004 and December 31, 2004.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Transactions, which amends and clarifies financial accounting and reporting for derivative instruments, including those embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. As of March 31, 2004 and December 31, 2004, the Company had no such instruments.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised), Consolidation of Variable Interest Entities (FIN No. 46(R)). FIN 46(R) provides the principles to consider in determining when variable interest entities must be consolidated in the financial statements of the primary beneficiary. In general, a variable interest entity used for business purposes that either (1) does not have entity investors with voting rights or (2) has equity investors that are not required to provide sufficient financial resources for the entity to support its activities without additional subordinated financial support. FIN 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. This statement did not have an effect on the accompanying consolidated financial statements as of and for the periods ending March 31, 2004 and December 31, 2004.

2. Inventories

Substantially all inventories are held for sale at the Company’s service center locations and are valued at the lower of cost (using the last-in, first-out (LIFO) method) or market. If the Company had used the first-in, first-out (FIFO) method of inventory valuation, inventories would have been lower by $11,786,000 at March 31, 2003 and higher by $2,557,000 and $45,062,000 at March 31, 2004 and December 31, 2004, respectively.

Any reduction of inventory quantities that liquidates LIFO inventories carried at costs lower or higher than costs prevailing in prior years may have a significant effect on the Company’s gross profit. Such a reduction and liquidation occurred during fiscal year 2002 and fiscal year 2004, but did not have a significant effect on gross profit. There were no such reductions in fiscal year 2003.

3. Net Property, Plant and Equipment

Property, plant and equipment (including in-process costs for assets not yet placed in service) and accumulated depreciation at March 31, 2003 and 2004 and December 31, 2004 consisted of the following:

	March 31, 2003	March 31, 2004	December 31, 2004
			(unaudited)
Land	$19,558,000	$19,329,000	$18,476,000
Buildings and leasehold improvements	55,725,000	57,274,000	59,479,000
Machinery and equipment	129,120,000	131,539,000	125,156,000
In-process costs	6,807,000	1,921,000	4,069,000

	211,210,000	210,063,000	207,180,000
Less accumulated depreciation	98,173,000	97,873,000	89,284,000

Net property, plant and equipment	$113,037,000	$112,190,000	$117,896,000

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The in-process costs at March 31, 2004 and December 31, 2004 are primarily attributable to progress payments made on equipment for the Company’s tube honing facility and in Tulsa, Oklahoma and building renovation in the Company’s Tulsa, Oklahoma service center. December 31, 2004 in-process costs also include costs associated with renovation of the Company’s replacement facility in Houston, Texas, expansion of the Company’s Wrightsville, Pennsylvania facility and the new construction of the Company’s building in Birmingham, Alabama. As of March 31, 2004 and December 31, 2004 such costs total $1,300,000 and $9,038,000, respectively. Estimated remaining costs to be incurred in connection with these projects totaled $800,000 at March 31, 2004 and at December 31, 2004 these projects were essentially completed.

4. Cash Surrender Value of Life Insurance

The Company is the owner and beneficiary of life insurance policies on all former nonunion employees of a predecessor company including certain current employees of the Company and its Parent. The Company is also the owner and beneficiary of key man life insurance policies on certain current and former executives of the Company and predecessor companies. These policies, by providing payments to the Company upon death of covered individuals, are designed to provide cash to the Company to repurchase shares held by employees in the Company’s Stock Bonus Plan and shares held individually by employees upon the termination of their employment. Cash surrender value of the life insurance policies increases by a portion of the amount of premiums paid and by dividend income earned under the policies. Dividend income earned under the policies totaled $13,521,000, $17,156,000, $17,751,000, $12,411,000 and $15,381,000 in fiscal years 2002, 2003 and 2004 and the nine months ended January 1, 2004 and December 31, 2004, respectively, and is recorded as an offset to general and administrative expense in the accompanying statements of operations.

The Company has borrowed against the cash surrender value of certain policies to pay a portion of the premiums and accrued interest on those policies and to fund working capital needs. Interest rates on borrowings under the life insurance policies are fixed at 11.76%. As of March 31, 2004 and December 31, 2004, approximately $10,295,000 and $3,538,000, respectively, was available for future borrowings. The following table provides the cash surrender value and the loans outstanding at March 31, 2003 and 2004.

	Surrender value before loans	Loans Outstanding	Net cash surrender value
Balance at March 31, 2003	$195,976,000	$164,969,000	$31,007,000
Balance at March 31, 2004	217,320,000	182,631,000	34,689,000

Interest on cash surrender value borrowings totaled $15,996,000, $17,796,000 and $20,082,000, $15,055,000 and $16,747,000 in fiscal years 2002, 2003 and 2004 and the nine months ended January 1, 2004 and December 31, 2004, respectively, and is included in net interest expense in the accompanying statements of income.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Long-Term Debt

Long-term debt at March 31, 2003 and 2004 and December 31, 2004 consisted of the following:

	March 31, 2003	March 31, 2004	December 31, 2004
			(unaudited)
Revolving Loans (including $1,195,000, $1,861,000 and $1,105,000 at March 31, 2003 and 2004 and December 31, 2004, respectively, related to a Canadian facility)	$72,937,000	$53,538,000	$92,663,000
9 3/4% Senior Secured Notes due June 1, 2012	250,000,000	250,000,000	250,000,000
Industrial Development Revenue Bonds:
Payable in annual installments of $500,000 commencing June 1, 1998, interest at 9%	1,500,000	1,000,000	500,000
Payable in annual installments of $715,000 commencing December 1, 2004, interest at 5.25%	4,300,000	4,300,000	3,585,000
Payable in annual installments of $900,000 commencing September 1, 2000, interest at 8.5%	1,800,000	900,000	—

	330,537,000	309,738,000	346,748,000
Less current portion	2,330,000	3,976,000	2,320,000

	$328,207,000	$305,762,000	$344,428,000

Aggregate maturities of long-term debt are as follows: $3,976,000 in fiscal year 2005; $1,215,000 in fiscal year 2006; $52,392,000 in fiscal year 2007; $715,000 in fiscal year 2008, $715,000 in fiscal year 2009 and $250,725,000 thereafter.

The fair value of the Senior Secured Notes at March 31, 2004 was $280,000,000 based on the quoted market prices as of that date. The carrying values of all other long-term debt and other financial instruments at March 31, 2004 approximate fair value.

On May 22, 2002, the Company completed the issuance and sale of 9 3/4% Senior Secured Notes due 2012 totaling $250,000,000, the proceeds from which were used to (i) redeem $105 million in aggregate principal amount of the outstanding 9½% senior notes, plus call premium and accrued interest, (ii) prepay $96 million of the term loan plus accrued interest, and (iii) terminate the interest rate swap agreement. As a result of this refinancing transaction, the Company recorded a loss of $12,278,000 related to the early retirement of debt, consisting of the call premium paid, a payment to terminate the interest rate swap agreement, the write-off of deferred financing costs, and certain other expenses incurred in connection with the refinancing transaction. No tax benefit was recorded in connection with this loss due to the uncertainty in realizing the resulting deferred tax asset.

Credit Agreements

The Company’s revolving credit facility (Credit Agreement), allows maximum borrowings of $200 million, including letters of credit ($8,560,000 outstanding at March 31, 2004 and $9,429,000 outstanding at December 31, 2004). Borrowings under the Credit Agreement bear interest at a base rate (generally defined as the greater of bank’s prime lending rate or 0.5% over the Federal Funds Rate) plus 1.25% or the adjusted Eurodollar rate plus

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.50%. At March 31, 2004, the bank’s prime lending rate was 4.00% and the Eurodollar rate was 1.09%. In addition, borrowings under the revolving loans are limited to an amount equal to 85% of eligible trade receivables (as defined) plus 55% of eligible inventories (as defined). Unused available borrowings under the revolving loans totaled $139,763,000 at March 31, 2004 and $99,013,000 at December 31, 2004. The Credit Agreement matures on April 7, 2006 and is secured by a lien on all domestic inventory and accounts receivable of the Company.

Under the Credit Agreement, the Company is obligated to pay certain fees including an unused commitment fee of 0.5%, payable quarterly in arrears, and letter of credit fees of 2.50% per annum of the maximum amount available to be drawn under each letter of credit, payable quarterly in arrears, plus issuance, fronting, amendment and other standard fees. The Company paid loan commitment fees totaling $480,000, $584,000, $447,000, $303,000 and $339,000, respectively, in fiscal years 2002, 2003 and 2004 and for the nine months ended January 1, 2004 and December 31, 2004.

The Credit Agreement contains financial covenants in respect of maintenance of minimum working capital and a fixed charge coverage ratio (as defined). The Credit Agreement also limits, among other things, the incurrence of liens and other indebtedness, mergers, consolidations, the sale of assets, annual capital expenditures, advances, investments and loans by the Company and its subsidiaries, dividends and other restricted payments by the Company and its subsidiaries in respect to their capital stock, and certain transactions with affiliates.

The Company’s Canadian subsidiary maintains a one year renewable credit facility (the Canadian Facility) totaling C$9,000,000 including (i) a revolving credit facility of C$5,500,000, (ii) a term financial instruments facility of C$3,000,000 for hedging foreign currency and rate fluctuations (unused as of March 31, 2004), and (iii) a special credit facility for the issuance of a letter of guarantee up to C$500,000 in connection with the lease for the Toronto facility. Borrowings under the revolving credit facility are limited to an amount equal to 80% of eligible trade receivables (as defined) plus 40% of eligible inventories (as defined, and limited to C$1,500,000), are repayable on demand, and bear interest at the bank’s annual prime lending rate plus 0.50%. At March 31, 2004, the interest rate on the revolving credit facility was 4.50%. The revolving credit facility contains financial covenants in respect of maintenance of minimum equity and a debt-to-equity ratio (as defined) and has other restrictions similar to those under the amended Credit Agreement, as described above.

Senior Secured Notes

On May 22, 2002, the Company refinanced its 9 1/2% senior notes and variable rate term loan by issuing $250 million of 9 3/4% Senior Secured Notes due June 1, 2012. The 9 3/4% Senior Secured Notes were issued at par and interest payments are made semi-annually on June 1 and December 1, commencing on December 1, 2002. The 9 3/4% Senior Secured Notes are secured by a first-priority lien (subject to permitted liens) on substantially all of the Company’s existing and future acquired unencumbered property, plant and equipment and may be redeemed by the Company under certain conditions and with certain restrictions at varying redemption prices. The Indenture to the 9 3/4% Senior Secured Notes contains certain covenants which limit, among other things, the incurrence of liens and other indebtedness, mergers, consolidations, the sale of assets, investments and loans, dividends and other distributions, and certain transactions with affiliates.

Derivative Instrument

In June 1998, the Company entered into an interest rate swap agreement with Deutsche Bank Trust Company Americas (DBTCA) that effectively fixed the interest rate on the variable rate term loan at approximately 9.05% through June 2003 (the Fixed Rate). Such agreement required DBTCA to make payments

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to the Company each quarter in an amount equal to the product of the notional amount of $95 million and the difference between the three month London Interbank Offered Rate and 3.25% (Floating LIBOR) and the Fixed Rate, if the Floating LIBOR was greater than the Fixed Rate on a per diem basis. If Floating LIBOR was lower than the Fixed Rate, the Company was required to pay DBTCA an amount equal to the product of the notional amount and the difference between the Fixed Rate and Floating LIBOR on a per diem basis. Under the provisions described above, net payments (receipts) in fiscal years 2001 and 2002 were $(721,000) and $2,248,000, respectively. Because the interest rate swap agreement was terminated in May 2002 in connection with the prepayment of the Company’s term loan resulting from the issuance and sale of the 9 3/4% Senior Secured Notes described above, no quarterly settlements were required in fiscal year 2003.

The interest rate swap agreement was considered a highly effective cash flow hedge under the provisions of SFAS No. 133, as amended, which was adopted by the Company effective April 1, 2001. Under SFAS No. 133, the effective portion of gain or loss resulting from changes in the fair value of the interest rate swap agreement is reported in other comprehensive income while the ineffective portion is recognized in net income. For the year ended March 31, 2002, a loss of $2,925,000 was recognized in other comprehensive income and a loss of $100,000 was recognized in net income. As of March 31, 2002, the interest rate swap agreement represented a long-term liability with a fair market value of $3,025,000, as calculated under the provisions of SFAS No. 133. In connection with the issuance and sale of the 9 3/4% Senior Secured Notes, the Company paid $3,025,000 to terminate the interest rate swap agreement, which was recognized as part of the loss of $12,278,000 related to the early retirement of debt.

Other

The Company’s industrial revenue development bonds were issued in connection with significant facility improvements or construction projects.

6. Income Taxes

Significant components of the provision for income taxes attributable to continuing operations for the years ended March 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004
Current:
Federal	$(49,000)	$435,000	$—
State	492,000	492,000	1,458,000
Foreign	12,000	573,000	1,669,000

Total current	455,000	1,500,000	3,127,000

Deferred:
Federal	(3,277,000)	373,000	(1,666,000)
State	(482,000)	42,000	(995,000)
Valuation allowances	3,759,000	(415,000)	2,661,000

Total deferred	—	—	—

	$455,000	$1,500,000	$3,127,000

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliation of the income tax provision differs from that which would result from applying the U.S. statutory rate for years ended March 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004
Expected tax at Federal statutory rate	$2,033,000	$5,656,000	$6,433,000
State franchise tax expense and capital taxes, net of Federal taxes	320,000	320,000	948,000
Expiration of capital loss carryforward	—	5,618,000	—
Net increase in cash surrender values of life insurance	(4,732,000)	(6,005,000)	(6,213,000)
Change in valuation allowance	3,759,000	(415,000)	2,661,000
Other	(925,000)	(3,674,000)	(702,000)

Income tax provision	$455,000	$1,500,000	$3,127,000

The change of $2,661,000 in the valuation allowance for deferred tax assets as of March 31, 2004 was due primarily to the generation of a tax loss in fiscal year 2004.

Income before taxes consists primarily of income from the Company’s domestic operations. For fiscal years 2002, 2003 and 2004, the Company’s foreign operations, including the captive insurance subsidiary, generated pre-tax income (loss) of $(2,369,000), $2,267,000 and $4,342,000, respectively.

Significant components of the Company’s deferred income tax assets and liabilities at March 31, 2003 and 2004 were as follows:

	2003	2004
Deferred tax liabilities:
Tax over book depreciation	$7,709,000	$8,893,000
Purchase price adjustments	35,846,000	35,210,000

Total deferred tax liabilities	43,555,000	44,103,000

Deferred tax assets:
Net operating loss and credit carryforwards	19,473,000	21,142,000
Capital loss carryforward	—	—
Workers compensation and other insurance accruals	3,011,000	3,438,000
Inventory and related reserves	4,105,000	5,024,000
Other	1,858,000	2,052,000
Valuation allowance for deferred tax assets	(20,278,000)	(22,939,000)

Net deferred tax assets	8,169,000	8,717,000

Net deferred tax liabilities	$35,386,000	$35,386,000

At March 31, 2004, the Company had net operating loss carryforwards of $49,214,000 for Federal income tax purposes and $29,870,000 for State income tax purposes. The Federal carryforwards resulted from the Company’s losses during 1993, 1996 and 2002, and expire in years 2008, 2011 and 2022, respectively, while the State carryforwards were generated in various states over various years. The ultimate realization of the benefits of these loss carryforwards is dependent on future profitable operations. In addition, use of the Company’s net operating loss carryforwards and other tax attributes may be substantially limited if a cumulative change in ownership of more than 50% occurs within any three year period subsequent to a loss year. At March 31, 2004,

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Company had an alternative minimum tax carryforward of approximately $2,364,000, which can be utilized over an indefinite period of time.

On September 11, 2002, new tax laws were enacted in California that suspend the use of net operating tax carryforwards into years beginning on or after January 1, 2002 and 2003. Accordingly, net operating losses generated in California in prior tax years cannot be used to offset the Company’s taxable income for the years ended March 31, 2003 and 2004. This suspension will not apply to tax years beginning on or after January 1, 2004 and did not have a material impact on the Company’s results of operations for the year ended March 31, 2004 and the nine months ended December 31, 2004.

The Company has not provided for taxes on undistributed earnings from its non-U.S. subsidiaries because such earnings are intended to be re-invested indefinitely. If these earnings were distributed, foreign tax credits may become available under current tax law to reduce the resulting U.S. tax liability.

Income tax expense for the first nine months of fiscal 2005 included provisions for state franchise, federal and foreign income taxes, while fiscal 2004 tax expense included provisions for state franchise and foreign income taxes. The federal tax rate for the first nine months of fiscal 2005 was 7.6% of domestic taxable income, and was lower than the U.S. federal statutory tax rate primarily due to the recognition of tax benefits associated with the utilization of loss carryforwards. The Company’s effective tax rate is based on estimated annual taxable income.

7. Employee Benefit Plans

Stock Bonus Plan

The Company and Holding have a Stock Bonus Plan (the Plan, formerly an employee stock ownership plan (ESOP) prior to April 1, 1999) which covers nonunion employees of the Company who meet certain service requirements. The cost of the Plan is borne by the Company through annual contributions to a trust in amounts determined by the Board of Directors. Prior to an agreement reached with the Department of Labor in January 2003 (see Note 8), contributions were made in cash or shares of Holding’s stock as the Holding’s Board of Directors may from time to time determine. Participants vest at a rate of 20% per year of service and become fully vested at age 65 or upon retirement, disability or death. Upon the occurrence of a participant’s termination (as defined), retirement, disability, or death, the Plan is required to distribute the vested balance in stock and to repurchase the vested balance for cash. If stock is distributed, it is accompanied by a put option to Holding under terms defined in the Plan. Shares of Holding’s series A and B preferred and common stock owned by the Plan totaled 38,282, 28,730 and 2,652,874 at March 31, 2004, and 35,208, 28,697, and 2,506,309 at December 31, 2004. For fiscal years ended March 31, 2002, 2003 and 2004 and the nine months ended January 1, 2004 and December 31, 2004, contributions accrued to the Plan’s trust totaled $2,831,000, $2,772,000, $2,783,000, $2,147,000 and $2,876,000 which represented 5% of eligible compensation for each of the respective years. The contributions payable as of March 31, 2002, 2003 and 2004 and for the nine months ended January 1, 2004 and December 31, 2004 have been or will be paid in cash. The Company recognizes the cost of the Plan as compensation expense with a corresponding amount reflected in its capital for the value of Holding’s common stock contributed to the trust by Holding, or as a dividend to Holding for contributions paid in cash.

The Company also has a supplemental stock bonus plan to include highly compensated employees and other employees, who are not eligible to participate in the plan. Contributions payable, vesting and distributions in the supplemental plan are comparable to those under the Plan. Contributions under this supplemental plan are made in cash and are held in an irrevocable trust. For the fiscal years ended March 31, 2002, 2003 and 2004, contributions payable totaled $76,000, $78,000 and $90,000, respectively.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Although Holding has not expressed any intent to terminate or amend the Plan, it has the right to do so at any time. In the event of any termination, participants became fully vested to the extent of the balances in their separate accounts and come under the put options as previously discussed.

Pension Plans

The Company maintains a noncontributory defined benefit pension plan covering substantially all hourly union employees (the Hourly Plan). Benefits under the Hourly Plan vest after five years and are determined based on years of service and a benefit rate that is negotiated with each union. The assets of the Hourly Plan for participants are held in trust and consist of bonds, equity securities and insurance contracts. The Company contributes at least the minimum required annually under ERISA. The Company also maintains an unfunded supplemental pension plan, which provides benefits to highly compensated employees; this plan has been frozen to include only existing participants (the Supplemental Plan).

Components of net periodic pension cost (credit) associated with the Company’s pension plans for years ended March 31, 2002, 2003 and 2004 and for the nine months ended January 1, 2004 and December 31, 2004 are as follows:

				Nine Months Ended
	2002	2003	2004	January 1, 2004	December 31, 2004
				(unaudited)
Service cost of benefits earned during the period	$433,000	$432,000	$523,000	$392,000	$492,000
Interest cost on projected benefit obligation	784,000	843,000	879,000	630,000	733,000
Expected return on plan assets	(1,017,000)	(864,000)	(763,000)	(573,000)	(753,000)
Amortization of prior service cost	(95,000)	(47,000)	(37,000)	(28,000)	84,000
Recognized net (gain) loss	(66,000)	21,000	267,000	181,000	100,000

Net periodic cost (credit)	$39,000	$385,000	$869,000	$602,000	$656,000

Categories of plan assets	2003	2004
Bonds	13%	14%
Stocks	87%	86%

During fiscal year 2005, a contribution of $700,000 was made.

The Hourly Plan is 100% invested in Wells Fargo Asset Allocations Collective Investment Fund (the “Fund”). The Fund seeks long-term total return, consistent with reasonable risk, by shifting investments among stocks and U.S. Treasury long-term bonds using a quantitative asset allocation strategy. The Fund invests in common stocks that comprise the S&P 500 Index and bonds that comprise the Lehman Brothers 20+ Treasury Bond Index. The Fund will remain near its strategic allocation of 60% stocks and 40% bonds the majority of the time to maximize the probability of achieving its long-term risk and return objectives.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following provides a reconciliation of the changes in the benefit obligation and fair value of plan assets, and the funded (unfunded) status of the pension plans for the years ended March 31, 2003 and 2004.

	2003	2004
Change in Benefit Obligation:
Benefit obligation at beginning of year	$11,350,000	$14,066,000
Service cost	432,000	523,000
Interest cost	843,000	879,000
Change in assumptions	1,414,000	958,000
Amendments	504,000	67,000
Benefit payments	(514,000)	(545,000)
Actuarial loss/(gain)	37,000	(157,000)

Benefit obligation at end of year	14,066,000	15,791,000

Change in Plan Assets:
Fair value of plan assets at beginning of year	11,203,000	9,297,000
Actual return on assets	(1,434,000)	2,205,000
Benefit payments	(514,000)	(545,000)
Company contributions	92,000	793,000
Fees	(50,000)	(31,000)

Fair value of plan assets at end of year	9,297,000	11,719,000

Unfunded	(4,769,000)	(4,072,000)
Unrecognized prior service cost	(236,000)	(131,000)
Unrecognized net actuarial gain	3,658,000	2,780,000

Net amount recognized	$(1,347,000)	$(1,423,000)

The following provides a reconciliation of the changes in the benefit obligation and fair value of plan assets, and the funded (unfunded) status of the pension plans for the years ended March 31, 2003 and 2004.

	2003	2004
Amounts recognized in balance sheets consist of:
Prepaid cost	$—	$—
Accrued benefit liability	(4,746,000)	(4,048,000)
Accumulated comprehensive loss-additional minimum liability	3,399,000	2,625,000

Net amount recognized	$(1,347,000)	$(1,423,000)

Weighted-average assumptions as of March 31:
Discount rate	6.50%	6.00%
Expected return on assets	8.25%	8.25%
Rate of compensation increase	—	—
Measurement date for assets and liabilities	1/1/2003	1/1/2004

The return on assets assumption assumes a long term return of 9.0% on equity investments and 7% on government bond investments with a 60.0% equity and 40% bond target investment mix. Long-term rates of return on equity investments are trending approximately 7.0% above current CPI, while long-term rates of return on government bond investments are trending approximately 5.0% above current CPI. Current CPI has been approximately 2.0% for the last few years.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with union agreements, the Company also contributes to multi-employer defined benefit retirement plans covering substantially all union employees of the Company. At December 31, 2004, four different unions represented approximately 559 of our employees from 15 locations (33% of total employees). Our collective bargaining agreements expire at staggered dates through March 2010; bargaining agreements that will expire in fiscal 2005 represent 1% of total employees. Expenses incurred in connection with these plans totaled $1,015,000, $1,295,000, $1,798,000 and $1,445,000 in fiscal years 2002, 2003, 2004 and for the nine months ended December 31, 2004, respectively.

Postretirement Benefit Plan

In addition to the Company’s defined benefit pension plans, the Company sponsors a defined benefit health care plan that provides postretirement medical and dental benefits to eligible full time employees and their dependents (the Postretirement Plan). The Postretirement Plan is fully insured, with retirees paying a percentage of the annual premium. Such premiums are adjusted annually based on age and length of service of active and retired participants. The Postretirement Plan contains other cost-sharing features such as deductibles and coinsurance. The Company recognizes the cost of future benefits earned by participants during their working careers, as determined using actuarial assumptions. Gains and losses realized from the remeasurement of the plan’s benefit obligation are amortized to income over three years.

In December 2003, the FASB issued SFAS No. 132 (revised December 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS No. 132(R)). This statement amends the disclosure requirements of SFAS No. 132 to require more details about retirement plan assets, benefit obligations, cash flows and other relevant information. SFAS No. 132(R) is effective for years ending after December 15, 2003, except certain benefit payment and international plan disclosures that are effective for fiscal years after June 15, 2004. The adoption of the disclosure provisions of SFAS No. 132(R) did not have a material effect on the Company’s consolidated financial statements.

Components of the net periodic pension cost (credit) associated with the Company’s Postretirement Plan for years ended March 31, 2002, 2003 and 2004 and for the nine months ended January 1, 2004 and December 31, 2004 are as follows:

	March 31,			Nine Months Ended
	2002	2003	2004	January 1, 2004	December 31, 2004
				(unaudited)	(unaudited)
Service cost of benefits earned during the period	$223,000	$249,000	$293,000	$250,000	$253,000
Interest cost on projected benefit obligation	211,000	258,000	271,000	238,000	220,000
Recognized net (gain)/loss	(185,000)	(9,000)	55,000	75,000	138,000

Net periodic pension cost (credit)	$249,000	$498,000	$619,000	$563,000	$611,000

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables provide a reconciliation of the changes in the benefit obligation and the unfunded status of the Postretirement Plan for the years ended March 31, 2003 and 2004.

	March 31,
	2003	2004
Change in Benefit Obligation:
Benefit obligation at beginning of year	$3,271,000	$4,328,000
Service cost	249,000	293,000
Interest cost	258,000	271,000
Change in assumptions	950,000	262,000
Benefit payments	(208,000)	(151,000)
Actuarial gains	(192,000)	(87,000)

Benefit obligation at end of year	4,328,000	4,916,000

Unfunded	(4,328,000)	(4,916,000)
Unrecognized prior service cost	—	—
Unrecognized net actuarial gain	358,000	478,000

Accrued benefit cost	$(3,970,000)	$(4,438,000)

Weighted-average assumptions as of March 31:
Discount rate	6.50%	6.00%
Healthcare cost trend rate	12.00%	11.00%
Measurement date for assets and liabilities	1/1/2003	1/1/2004

The healthcare cost trend rate of 11.0% used in the calculation of net benefit cost of the Postretirement Plan is assumed to decrease 1.0% per year to 6.0% for 2009 and remain at that level thereafter.

Assumed healthcare trend rates have a significant effect on the amounts reported for the Company’s Postretirement Plan. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total service and interest cost components	$88,000	$(74,000)
Effect on postretirement benefit obligation	644,000	(550,000)

8. Commitments and Contingencies

Lease Commitments

The Company leases, under several agreements with varying terms, certain office and warehouse facilities, equipment and vehicles. Rent expense totaled $21,353,000, $21,657,000 and $22,302,000 for the years ended March 31, 2002, 2003 and 2004, respectively. Sublease income for the years ended March 31, 2002, 2003 and 2004 was $456,000, $632,000 and $653,000, respectively. Minimum rentals of certain leases escalate from time to time based on certain indices.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2004 the Company was obligated under non-cancellable operating leases for future minimum rentals as follows:

Fiscal year:
2005	$18,422,000
2006	14,315,000
2007	10,323,000
2008	7,337,000
2009	5,718,000
Thereafter	43,939,000

Sub-total	100,054,000
Less: Non-cancellable subleases	(7,961,000)

Net lease obligations	$92,093,000

Other Commitments

On January 14, 2004, the Company announced that it had reached an agreement with Earle M. Jorgensen Holding Company, Inc. (“Holding”), and Holding’s principal securityholders providing for a restructuring of the combined capital structure. The financial restructuring is being effected pursuant to an Agreement and Plan of Merger and Reorganization dated as of December 18, 2003 among the Company, Holding and EMJ Metals LLC, a newly formed wholly owned subsidiary, as well as an Exchange Agreement among the Company, Holding and Kelso Investment Associates IV, L.P. and certain of its affiliates (“Kelso”). The principal effect of the financial restructuring will be to convert all outstanding debt and equity securities of Holding to the Company’s common stock. Kelso is the holder of Holding’s outstanding Series A Variable Rate Notes and also is Holding’s controlling stockholder.

On May 25, 2004 the Company announced that the proposed restructuring of the combined capital structure of Earle M. Jorgensen Company (“EMJ”) with Holding its parent company, had been delayed. Because of the delay, additional negotiations among Holding’s securityholders and changes to the structure of the transaction are required before it can proceed. There is no assurance that the transaction will be successfully negotiated or, if negotiated, will be approved by the requisite votes of Holding’s stockholders or that the other conditions to completion of such a transaction will be satisfied. Thus there can be no assurance that the merger will be consummated.

In connection with the 1990 merger, the Company agreed to pay Kelso, which owns the majority of Parent’s common stock, an annual fee of $1,250,000 each year for financial advisory services and to reimburse it for out-of-pocket expenses incurred in connection with rendering such services. Kelso waived this annual fee for fiscal years 2000, 2001, 2002, 2003 and 2004. The Company also agreed to indemnify Kelso and its affiliates against certain claims, losses, damages, liabilities, and expenses that may arise in connection with the merger and financial restructuring. However, expenses paid to Kelso in fiscal years 2002, 2003 and 2004 were not significant.

Governmental Matters

The Internal Revenue Service (the IRS) conducted an audit of the Company’s employee stock ownership plan (the Plan) for the fiscal years ended March 31, 1992, through March 31, 1996, and issued a preliminary report to the Company in which the IRS asserted that certain contributions of stock by the Parent to the Plan violated provisions of the Internal Revenue Code because the securities contributed were not “qualifying employer securities” as defined by ERISA. In fiscal year 2002, this matter was settled without the Company admitting the allegations of the IRS, and the Company paid $1,919,000 of excise tax to the IRS.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Department of Labor (the DOL) also investigated the same transactions involving the Plan. In the course of its investigation, the DOL and its advisors reviewed the valuations of the Parent’s common and preferred stock prepared for the Plan and challenged the methodology used in preparing the valuations.

On March 8, 2002, the DOL sued the Company, the Parent, the Plan and former members of the Company’s benefits committee in the federal district court for the Central District of California. The DOL claims that the valuations of Parent’s common stock used to make annual contributions to the Plan in each of the years 1994 through 2000 contained significant errors that resulted in the common stock being overvalued, and that the failure of the members of our benefits committee to detect and correct the errors was a breach of their fiduciary duty under ERISA. As a result of the alleged overvaluations, the DOL contended that the contributions to the Plan were prohibited transactions under ERISA. On January 27, 2003, the Company signed a settlement agreement will the DOL in connection with their lawsuit. The key provisions of the agreement are as follows: (i) the Company is not required to make any payments under the agreement at this time; (ii) the Company is prohibited to make further common stock contributions to the stock bonus plan; (iii) the Company will continue to obtain annual appraisals of Parent stock using methodology consistent with prior appraisals, and use that appraised value as the purchase price for repurchases of common stock as it has done in the past, and; (iv) if the annual appraisal of the Company’s common stock is less than $4.25 per share, the Company shall pay a floor price of $4.25 per share in connection with the repurchase of common stock from departing employees for shares that were originally contributed to the stock bonus plan for the plan years 1994 through 2000.

If the Company pays the floor price in connection with the repurchase of common stock from departing employees, the agreement also allows the DOL to assess the Company a penalty equal to 20% of the amount calculated by multiplying the difference between the appraised value and the floor price by the number of shares repurchased at the floor price.

The Company does not believe the settlement will have a material impact on its financial condition or future results of operations, and believes payments under the settlement, if any, will most likely be paid in immaterial amounts which will be spread over many years.

In December 2003, the Company entered into agreements with Holding, a subsidiary and the principal stockholders of Holding providing for a merger and financial restructuring. Prior to approval of the transaction, the DOL initiated a review of the procedures followed by Holding’s benefits committee in connection with evaluation of the proposed transaction and other strategic alternatives available to Holding and an assessment of whether or not the proposed transaction complied with the terms of the consent order and the legal requirements applicable to the stock bonus plan. Such review resulted in delays that, combined with other transactional requirements, precluded the consummation of the merger and financial restructuring on the terms originally proposed. The Company is considering changes to the proposed transaction that will achieve the objectives of the original restructuring transaction, while meeting the concerns expressed by the DOL. Holding intends to review any proposed transaction with the DOL in advance under their compliance assistance program to ensure compliance with the terms of the consent order and applicable law. There can be no assurance that a revised transaction will be agreed upon, approved by the Holding stockholders and consummated.

Environmental Contingencies

The Company is subject to extensive and changing federal, state, local and foreign laws and regulations designed to protect the environment and human health and safety, including those relating to the use, handling, storage, discharge and disposal of hazardous substances and the remediation of environmental contamination. As a result, the Company is from time to time involved in administrative and judicial proceedings and inquiries relating to environmental matters.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During fiscal years 2002, 2003 and 2004, expenditures made in connection with environmental matters totaled $97,000, $194,000 and $232,000, respectively, principally for settlement of claims, and monitoring, remediation and investigation activities at sites with contaminated soil and/or groundwater and were expensed as incurred. As of March 31, 2004, an accrual of $203,000 exists for future investigation and remediation expenditures related to the following pending environmental matters.

Forge (Seattle/Kent, WA). In November 1998, the Company paid the purchasers of its former Forge facility and an off-site disposal site $2,250,000 as an arbitration award for liabilities related to the remediation of known contamination at the Forge facility. The Company continues to monitor the disposal site for environmental conditions in accordance with a consent decree issued by the Washington Department of Ecology (Ecology). Annual costs associated with such monitoring are not significant, and the Company does not anticipate significant additional expenditures related to this matter.

The Forge property is located on the Lower Duwamish Waterway, which has been identified by the United States Environmental Protection Agency (EPA) as a Superfund Site (the Duwamish Site). Under the Federal Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), owners or operators of facilities that have released hazardous substances to the environment may be liable for remediation costs and damages to natural resources caused by such releases. Courts have held that such liability may be joint and several; however, in many instances, the costs are allocated among the parties, primarily based on their estimated contribution to the contamination. The EPA has entered into an Administrative Order of Consent (AOC) with four major property owners with potential liability for cleanup of the Duwamish Site that outlines tasks required to be completed to further investigate the nature and extent of the contamination and cleanup alternatives. In November 2001, the current owners of the Forge property notified the Company of a potential claim for indemnification for any liability relating to contamination of the Duwamish Site. The notification stated that the Forge facility, along with other businesses located along the Duwamish Site, are expected to be named as potentially responsible parties for contamination of the Duwamish Site and requested that the Company participate under a joint defense.

On July 10, 2003, pursuant to a request from the EPA, the Company signed an AOC under CERCLA to investigate certain areas of the Duwamish site. A preliminary cost of proposed work under the AOC ranges from $350,000 to $450,000, and is subject to approval by the EPA. On April 15, 2003, the Company signed a funding and participation agreement with the current owners of the Forge property, which requires it to fund 85% of costs to be incurred in connection with the investigation activities to be performed under the AOC. As of March 31, 2004, the Company has accrued $203,000 for remaining costs that are expected to be incurred in future years.

The Company is continuing to evaluate this matter and remedies it may have, including insurance recoveries for any monies to be spent as part of the investigation or cleanup of the Duwamish Site. Because the Duwamish Site is still being investigated and clean up alternatives and responsibility for clean up are still being evaluated at this time, the Company cannot determine what ultimate liability it may have relating to this matter.

Union (New Jersey). During fiscal year 1994, the Company was notified by the current owner that it has potential responsibility for the environmental contamination of a property formerly owned by a subsidiary and disposed of by such subsidiary prior to its acquisition by the Company. The prior owner of such subsidiary has also been notified of its potential responsibility. On March 27, 1997, the current owner of the property informed the Company that it estimated the cost of investigation and cleanup of the property at $875,000 and requested contribution to such costs from the Company and the prior owner. The Company has contested responsibility and commented on the cleanup plan and has not received any further demands or notifications. The Company does not have sufficient information to determine what potential liability it has, if any.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Although it is possible that new information or future developments could require the Company to reassess its potential exposure relating to all pending environmental matters, management believes that, based upon all currently available information, the resolution of such environmental matters will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity. The possibility exists, however, that new environmental legislation and/or environmental regulations may be adopted, or other environmental conditions may be found to exist, that may require expenditures not currently anticipated and that may be material.

9. Legal

On April 22, 2002, the Company was sued by Champagne Metals, a small metals service center distributing aluminum coil products in Oklahoma, alleging that the Company had conspired with other metal service centers to induce or coerce aluminum suppliers to refuse to designate Champagne Metals as a distributor, which resulted in unspecified damages. EMJ and the other defendants filed motions for summary judgment, and on June 15, 2004, the federal District Court for the Western District of Oklahoma entered an order granting the motions for summary judgment of each of the defendants including EMJ and dismissed the case. The time for an appeal expires on July 15, 2004.

The Company is involved in other litigation or legal matters in the normal course of business. In the opinion of management, these matters will be resolved without a material impact on the Company’s financial position or results of operations.

10. Subsequent Events (unaudited)

The Department of Labor—In December 2003, the Company entered into a merger agreement and an exchange agreement with Holding, EMJ Metals LLC, a wholly owned subsidiary of the Company, and the principal stockholders of Holding that provided for a financial restructuring pursuant to which Holding would cease to exist as the parent company of the Company and the stockholders and noteholder of Holding would receive shares of Company common stock based on a fixed exchange ratio. Prior to approval of the transaction, the U.S. Department of Labor (“DOL”) initiated a review of the procedures followed by Holding’s benefits committee in connection with evaluation of the proposed transaction and other strategic alternatives available to Holding and an assessment of whether or not the proposed transaction complied with the terms of the consent order entered on January 29, 2003 and the legal requirements applicable to Holding’s stock bonus plan. The investigation and related discussions with the DOL resulted in delays that, combined with other transactional requirements, precluded the consummation of the financial restructuring on the terms originally proposed. The parties to the merger agreement and exchange agreement executed an agreement terminating the merger agreement and the exchange agreement as of July 30, 2004. Notwithstanding such termination, representatives of Holding’s special committee, Kelso & Company (“Kelso”), the Company and the benefits committee continued to work on an alternative transaction to restructure the combined capital structure of Holding and the Company and negotiate a financial restructuring transaction.

In August 2004, Holding and the benefits committee submitted a proposal to the DOL for the amendment of the consent order to change the methodology used in preparing annual valuations for Holding’s stock bonus plan. In connection with the change in valuation methodology, Holding also determined that it would be in the best interests of the plan to make a special contribution of additional shares of Holding common stock with respect to the shares of Holding common stock held by the stock bonus plan. This contribution (which would be converted into a contribution of Company common stock upon consummation of the financial restructuring) would offset the adverse effect on participants in the stock bonus plan, because the change in methodology would cause a

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

significant decrease in the appraised value of the Holding common stock. This proposal was approved by the DOL on November 17, 2004. On December 16, 2004, the board of directors of Holding approved the amended consent order and the program documents committing to make the special contribution to the stock bonus plan, and on December 17, 2004, the amended consent order was executed by Holding, the benefits committee and the DOL, and on January 3, 2005, the amended consent order was entered by the district court and became effective.

Holding has authorized a special contribution of additional shares of Holding common stock or common stock equivalents to (1) the stock bonus plan, (2) the supplemental stock bonus plan and (3) a cash bonus plan. The special contribution will consist of 1.0817 shares of Holding common stock or its equivalent with respect to each share of Holding common stock held in the stock bonus plan. This amount is equal to (a) the difference between the appraised value as of March 31, 2004 using the old methodology and the appraised value as of March 31, 2004 using the new methodology, divided by (b) the appraised value as of March 31, 2004 using the new methodology, adjusted for the dilutive effect of such contribution. After giving effect to the special contribution, the stock bonus plan participants holding Holding common stock will continue to have shares of Holding common stock with the same aggregate value, notwithstanding the change in valuation methodology which otherwise would have had the effect of reducing the aggregate value of their equity interests. As of January 12, 2005, there were 2,454,119 shares of Holding common stock in the stock bonus plan of which 2,275,628 shares of Holding common stock were allocated to the accounts of participants who are still Company employees and are eligible to receive the special contribution in the form of common stock contributed to the plan. The special contribution will consist of up to 2,461,547 shares of Holding common stock or its equivalent and cash bonuses paid through a new cash bonus plan of approximately $1,056,000 in the aggregate to participants who are no longer employed by the Company. The Company charged approximately $17,327,000 in the aggregate to expense with respect to the commitment to make the special contribution in December 2004.

To ensure compliance with the Internal Revenue Code and ERISA requirements, the first contribution will be made after the completion of the plan year ending March 31, 2005. Due to certain Internal Revenue Service rules limiting the amount of contributions that can be made in a single year, the contributions will be made over two years, and affected participants who are no longer employed by the Company will receive the program benefits in cash payments outside the stock bonus plan. Other Internal Revenue Service rules limit contributions that discriminate in favor of highly compensated employees. Holding has adopted an amendment to the stock bonus plan that provides for stock contributions for the plan years ending March 31, 2005 and March 31, 2006. To the extent legally permissible, each participant will receive the special contribution of 1.0817 additional shares of Holding common stock for each share of Holding common stock which remained in their account as of the date of the amended consent order in two contributions. To the extent participants do not receive their full allocation under the stock bonus plan over the two years, the program benefits will be provided under a cash bonus plan or through credits of units under a phantom stock plan called the supplemental stock bonus plan. The program has been designed to ensure that each participant will receive the equivalent value of their allocation of the special contribution determined as of the date of the amended consent order, whether or not they continue to be employed by the Company or continue to be a plan participant.

If the merger and financial restructuring and the public offering are consummated, the Company will assume Holding’s obligations under all aspects of the program and the stock contributions will be made in the Company’s common stock.

Merger and Financial Restructuring—The Company, Holding and Kelso have negotiated a merger and financial restructuring transaction (approved by the boards of the Company and Holding on December 16, 2004) to be consummated concurrently with an initial public offering (approved by the Company’s board on September 27, 2004). The transaction will involve a merger between Holding and a wholly owned subsidiary of the

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company pursuant to a merger agreement dated as of December 17, 2004, amended as of January 28, 2005, and further amended as of March 3, 2005. Pursuant to the merger agreement (1) all issued and outstanding shares of Holding’s common stock will be converted into shares of the Company’s common stock and (2) all issued and outstanding shares of Holding’s 13% Cumulative Preferred Stock, or the series A preferred stock, and Holding’s Variable Rate Cumulative Preferred stock, or the series B preferred stock, will be converted into a combination of cash and shares of the Company’s common stock. In addition, pursuant to an exchange agreement dated as of December 17, 2004, and amended as of March 3, 2005, Kelso Investment Associates IV, L.P. (“KIA IV”) will, concurrently with and subject to the completion of the merger, exchange all of the outstanding Series A Variable Rate Notes of Holding, or the Holding notes, for a combination of cash and shares of the Company’s common stock and will exchange all rights pursuant to warrant agreements executed by Holding entitling KIA IV to purchase shares of the common stock of Holding for shares of the Company’s common stock. Each of the Kelso funds will vote all shares of Holding capital stock held by it in favor of the adoption and approval of the merger agreement and the merger. The value of the shares of our common stock for use as merger consideration will be determined by the price at which a share of our common stock is sold in our initial public offering to be consummated concurrently with the merger. The net proceeds of the initial public offering will be allocated to the payment of the cash consideration for the series A preferred stock, series B preferred stock and Holding notes upon consummation of the merger and financial restructuring in accordance with the terms of the merger agreement and the exchange agreement.

The consummation of the merger and financial restructuring is subject to various remaining conditions, including the approval of the merger and financial restructuring by the holders of Holding’s common stock and series B preferred stock voting together as a class (including and excluding shares held by the Kelso funds and other Kelso affiliates) and the holders of the series A preferred stock voting separately as a class (including and excluding shares held by the Kelso funds and other Kelso affiliates). In addition, the consummation of the merger and financial restructuring and the initial public offering are conditioned upon one another. There is no assurance that the proposed merger and financial restructuring will be approved by the requisite vote of Holding’s stockholders, that the initial public offering will be completed successfully or that the other conditions to completion of the transaction will be satisfied.

Contingencies—As soon as practicable after, and conditioned upon consummation of, the public offering, the Company has committed to pay a taxable initial public offering bonus to its employees on the closing date who are also participants in the stock bonus plan. The initial public offering bonus plan provides for the payment of a bonus of $7,500,000 in the aggregate to participants and a bonus of $1,000,000 in the aggregate to a certain subset of participants, which will be allocated to each group’s participants in accordance with the plan and based on the number of shares of Holding common stock owned in the stock bonus plan.

The Company’s obligation in regards to the stock contribution discussed in Note 10 is to contribute up to 2,461,547 shares of the Company’s common stock to the stock bonus plan. The per share price of common stock used in determining the value of the contribution was $7.15 per share. In fiscal 2006 and 2007, when the stock contributions are made, if the market price of the common stock is greater than (less than) the price used for the initial valuation of the contribution, the Company is required to record an additional expense (benefit) for the difference between the then current market price and the initial share price. The Company will adjust its remaining stock contribution obligation on a quarterly basis until the share contribution has been fulfilled.

Stock-Based Compensation—During December 2004, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, using the modified-prospective transition method, for all employee awards granted, modified or settled after April 1, 2004, as permitted by SFAS No. 148, Accounting for Stock-Based Compensation—

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transition and Disclosure—An Amendment of FASB Statement No. 123. In accordance with SFAS No. 123, the Company estimated the fair value of options using an option-pricing model, which takes into account assumptions such as the dividend yield, the risk-free interest rate, and the expected life of the options. The Company’s common stock is not currently traded on a national securities exchange or an over-the-counter market, and therefore an effectively zero percent volatility was used. The dividend yield is excluded from the calculation, as it is the Company’s intention to retain all future earnings. All stock options had fully vested prior to the adoption of SFAS No. 123.

Subsequent to the adoption of SFAS No. 123, the Company modified, as defined in SFAS No. 123, the terms of its outstanding stock options by adjusting the number of shares that can be purchased pursuant to each option and the exercise price per share to offset the reduction in the appraised value of the Holding common stock resulting from the change in valuation methodology required by the amended consent order for Holding’s stock bonus plan. As a result of this change, options to purchase 1,731,000 shares of Holding common stock at a weighted average exercise price of $5.92 per share were converted into options to purchase 3,053,668 shares of Holding’s common stock at a weighted average exercise price of $3.35 per share. In accordance with SFAS No. 123, modifications made to outstanding options require a stock compensation charge for the difference between the intrinsic value of the outstanding stock options before the modifications and the fair value of the stock options after the modifications, using an option pricing model described above. As a result of the modifications to the outstanding stock options, the Company recorded a stock compensation charge of $1,557,000 during the three months ended December 31, 2004. In connection with the merger and financial restructuring, all of the issued and outstanding options to purchase shares of Holding common stock will be converted into options to purchase an equal number of shares of the Company’s common stock at the same exercise price.

On December 16, 2004, and prior to the modification of the outstanding options, Holding agreed to pay the chief executive officer a cash payment of $3,006,000 (equal to the difference between the appraised value of the Holding common stock as of March 31, 2004 of $13.76 and the exercise price of $5.41 per share) in consideration of the redemption of options to purchase 360,000 shares of Holding common stock held by the Company’s chief executive officer.

Clinton Drive (Houston, TX)—In connection with the sale of a surplus facility in Houston, Texas, an environmental investigation of the site detected benzene in the groundwater at the site that we believe came from previously removed diesel/gasoline underground storage tanks. Based on additional sampling and tests, traces of chlorinated solvents were also detected in the groundwater at the site. In connection with the sale of the property, on December 9, 2004, the Company entered into an agreement with the buyer that provides for us to do the following:

•	file a voluntary clean-up application with the Texas Commission for Environmental Quality, or TCEQ, that commits us to clean-up the soil and groundwater at the site for the benzene and chlorinated solvents to acceptable levels in accordance with TCEQ requirements;

•	fund an escrow account with $0.5 million to be available to complete required clean-up and subsequent monitoring activities; and

•	indemnify the buyer for pre-existing environmental issues on the site based on applicable TCEQ industrial/commercial standards.

The Company has accrued $0.5 million for the estimated liability from this issue.

Related Party Transaction—On December 16, 2004, the Company amended its advisory agreement with Kelso and paid Kelso a fee of $6,250,000 in connection with termination of the Company’s obligation to pay fees

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to Kelso under the advisory agreement. The obligations of Kelso to provide financial advisory services and of the Company to reimburse expenses of and provide indemnification to Kelso remained in effect.

Credit Agreement—The Company amended its Credit Agreement on March 3, 2005, to permit maximum borrowings of $300.0 million. Borrowings under the Credit Agreement bear interest at a base rate (generally defined as the greater of the bank’s prime lending rate or 0.5% over the Federal Funds rate) plus 1.00% or the adjusted Eurodollar rate plus 2.00%. The applicable margin will increase or decrease based on the leverage ratio (as defined) of the Company. In addition, borrowings under the revolving loans are limited to an amount equal to 85% of eligible trade receivables (as defined) plus 60% of eligible inventories (as defined). The amended credit agreement matures March 3, 2010 and is secured by a lien on all domestic inventory and accounts receivable of the Company.

Under the Credit Agreement, the Company is obligated to pay certain fees including an unused commitment fee of 0.375%, payable quarterly in arrears, and letter of credit fees at a rate equal to the applicable Eurodollar margin per annum, payable quarterly in arrears, plus issuance, fronting, amendment and other standard fees.

The Credit Agreement contains a financial covenant in respect of maintenance of a fixed charge coverage ratio (as defined). The Credit Agreement also limits, among other things, the incurrence of liens and other indebtedness, mergers, consolidations, the sale of assets, annual capital expenditures, advances, investments and loans by the Company and its subsidiaries, dividends and other restricted payments by the Company and its subsidiaries in respect to their capital stock, and certain transactions with affiliates.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Initial Public Offering—If the financial restructuring and the initial public offering contemplated by this prospectus are consummated under the terms presently anticipated as described above, the following sets forth the Company’s unaudited pro forma capitalization as of December 31, 2004:

	December 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited) (in thousands, except per share data)
Debt
Short-term debt	$2,320	$2,320	$2,320
Long-term debt
Revolver	91,558	91,558	91,558
9 3/4% senior secured notes due June 1, 2012	250,000	250,000	250,000
Industrial development bonds	2,870	2,870	2,870
Variable rate senior notes due June 30, 2013	—	245,882	—

Total long-term debt	344,428	590,310	344,428

Total debt	346,748	592,630	346,748
Stockholders’ equity (deficit)
Preferred and common stock subject to redemption	—	75,494	—
Series A preferred stock, not subject to redemption	—	21,217	—
Series B preferred stock, not subject to redemption	—	2,316	—
Common stock	—	107	—
Capital in excess of par value	21,194	78,441	352,525
Reclassification to value	—	(16,641)	—
Preferred stock, $.01 par value; 200 shares authorized and no shares issued, actual and adjusted	—	—	—
Common stock, $.01 par value; 2,800 shares authorized and 128 shares issued and outstanding, actual; 80,000,000 shares authorized and 37,848,598 shares issued and outstanding, as adjusted	—	—	38
Foreign currency translation adjustment	1,268	1,268	1,268
Additional minimum pension liability	(2,625)	(2,625)	(2,625)
Accumulated deficit	(11,232)	(335,150)	(343,004)
Treasury stock	—	(65,441)	—

Total stockholders’ equity (deficit)	8,605	(241,014)	8,202

Total capitalization	$355,353	$351,616	$354,950

The pro forma capitalization gives effect to the financial restructuring to account for the transfer of assets and exchange of shares between entities, the Company and Holding, under common control. As such, the transaction will be accounted for in a manner similar to a pooling-of-interests. Accordingly, subsequent to the completion of the financial restructuring, the financial position and results of operations of Holding will be included in the Company’s consolidated financial statements on a historical basis.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The adjustments to effect the merger and financial restructuring (based on shares and values at December 31, 2004), assuming that the public offering price will be $15.00 per share of EMJ common stock the mid-point of the range described on the cover of the preliminary prospectus and net proceeds of the public offering are $279,750,000, (before taking into account estimated offering expenses payable by us, as set forth under “Use of Proceeds” in the public offering preliminary prospectus) include the following:

•	Exchange of all issued and outstanding Holding debt and accrued interest thereon totaling $257,069,318 for $214,864,512 in cash and $2,813,654 shares of EMJ common stock.

•	Exchange of warrants to purchase 2,937,915 shares of Holding common stock for 2,935,956 shares of EMJ common stock, net of the exercise price of $0.01 per share.

•	Conversion of 11,249,312 issued and outstanding shares (not including 2,089,224 shares held in treasury and retired) of Holding common stock into 11,249,312 shares of EMJ common stock. The difference between the number of shares of Holding common stock converted into EMJ common stock at December 31, 2004 and the number of shares converted at the date of the merger and financial restructuring is attributable to the shares repurchased from former employees who cashed out their stock bonus plan accounts and former employees who exercised put rights pursuant to the Holding stockholders agreement.

•	Conversion of 59,893 shares of Holding’s series A preferred stock (not including 187,654 shares held in treasury and retired) for $682.60 in cash and 8.94 shares of EMJ common stock. The difference between the number of shares of Holding’s series A preferred stock at December 31, 2004 and the number of shares at the date of the merger and financial restructuring is attributable to the shares repurchased from former employees who cashed out their stock bonus plan.

•	Conversion of 28,718 shares of Holding’s series B preferred stock (not including 2,300 held in treasury and retired) for $835.82 in cash and 10.95 shares of EMJ common stock. The difference between the number of shares of Holding’s series B preferred stock at December 31, 2004 and the number of shares at the date of the merger and financial restructuring is attributable to the shares repurchased from former employees who cashed out their stock bonus plan.

•	The adjustment to the caption “reclassification to value” represents the cumulative changes in the market value, based on annual appraisals, related to the shares of Holding’s preferred stock and common stock which are converted in the merger and financial restructuring. This will be eliminated as a result of the existing Holding preferred stock and common stock being converted for a combination of cash and EMJ’s common stock.

•	Upon completion of the merger and financial restructuring and the public offering, subject to the assumptions herein, 37,848,598 shares of EMJ common stock will be issued and outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Earle M. Jorgensen Holding Company, Inc.

We have audited the accompanying consolidated balance sheets of Earle M. Jorgensen Holding Company, Inc. as of March 31, 2003 and 2004, and the related consolidated statements of operations, consolidated statements of preferred and common stock subject to redemption in certain circumstances, series A preferred stock, series B preferred stock, common stock, capital in excess of par value, stock subscribed, reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption price, accumulated other comprehensive loss, accumulated deficit and treasury stock and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Earle M. Jorgensen Holding Company, Inc. at March 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Orange County, California

August 20, 2004

EARLE M. JORGENSEN HOLDING COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share and per share data)

	March 31,		December 31, 2004
	2003	2004
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$45,413	$15,646	$6,133
Accounts receivable, less allowance for doubtful accounts	97,292	133,092	173,871
Inventories	213,590	225,248	281,307
Other current assets	6,402	7,655	8,976

Total current assets	362,697	381,641	470,287

Net property, plant and equipment, at cost	113,037	112,190	117,896
Cash surrender value of life insurance policies	31,007	34,689	31,820
Debt issue costs, net of accumulated amortization	8,232	6,909	5,920
Other assets	1,607	1,762	3,184

Total assets	$516,580	$537,191	$629,107

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$119,815	$162,648	$158,060
Accrued employee compensation and related taxes	12,592	19,207	17,007
Accrued employee benefits	10,766	12,756	13,052
Accrued interest	25,750	27,607	17,815
Accrued stock bonus plan special contribution	—	—	12,601
Other accrued liabilities	6,097	8,678	9,224
Deferred income taxes	19,450	17,517	17,517
Current portion of long-term debt	2,330	3,976	2,320

Total current liabilities	196,800	252,389	247,596

Long-term debt	540,747	531,135	590,310
Deferred income taxes	15,936	17,869	17,869
Other long-term liabilities	8,268	9,093	14,346
Commitments and contingencies
Stockholders’ equity:
Preferred and common stock subject to redemption in certain circumstances, stated at redemption price	68,336	95,525	75,494
Series A preferred stock, $.01 par value, 13% cumulative (liquidation value of $24,755); 600,000 shares authorized; 247,546 shares issued (206,426 and 209,023 shares at stated value not subject to redemption at March 31, 2003 and 2004, respectively)	20,643	20,902	21,217
Series B preferred stock, $.01 par value, variable rate cumulative (liquidation value of $28,747); 100,000 shares authorized; 27,080, and 28,747 shares issued at March 31, 2003 and 2004, respectively (12 and 14 shares at stated value not subject to redemption at March 31, 2003 and 2004, respectively)	12	14	2,316
Common stock, $.01 par value; 19,500,000 shares authorized; 13,338,536 shares issued at March 31, 2003 and 2004 (10,355,602 and 10,582,586 shares at $.01 par value not subject to redemption at March 31, 2003 and 2004, respectively)	104	106	107
Capital in excess of par value	74,867	77,188	78,441
Reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption price	(6,628)	(34,735)	(16,641)
Accumulated other comprehensive (loss) income
Foreign currency translation adjustment	(485)	(73)	1,268
Additional minimum pension liability	(3,399)	(2,625)	(2,625)
Accumulated deficit	(342,823)	(370,953)	(335,150)
Less treasury stock at cost (181,905 and 184,502 shares of Series A preferred stock; 0 and 0 shares of Series B preferred stock, and; 1,701,693 and 1,933,676 shares of common stock at March 31, 2003 and 2004, respectively)	(55,798)	(58,644)	(65,441)

Total stockholders’ equity (deficit)	(245,171)	(273,295)	(241,014)

Total liabilities and stockholders’ equity	$516,580	$537,191	$629,107

See accompanying notes.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands)

	Year Ended March 31,			Nine Months Ended
	2002	2003	2004	January 1, 2004	December 31, 2004
				(unaudited)
Revenues	$895,058	$919,927	$1,040,367	$718,301	$1,152,589
Cost of sales	641,991	658,562	754,266	518,394	828,735

Gross profit	253,067	261,365	286,101	199,907	323,854
Expenses:
Warehouse and delivery	124,457	127,080	135,421	98,657	116,052
Selling	31,932	32,329	38,254	25,031	34,972
General and administrative	48,295	50,841	42,934	31,261	69,067

Total expenses	204,684	210,250	216,609	154,949	220,091

Income from operations	48,383	51,115	69,492	44,958	103,763
Interest expense, net	72,433	82,486	89,927	63,587	61,976

Income (loss) before income taxes	(24,050)	(31,371)	(20,435)	(18,629)	41,787
Income tax expense	455	1,500	3,127	1,448	3,713

Net income (loss)	$(24,505)	$(32,871)	$(23,562)	$(20,077)	$38,074

See accompanying notes.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

Consolidated Statements of Preferred and Common Stock Subject to Redemption in Certain Circumstances, Series A Preferred Stock, Series B Preferred Stock, Common Stock, Capital in Excess of Par Value, Stock Subscribed, Reclassification to Value Preferred and Common Stock Subject to Redemption in Certain Circumstances to its Redemption Price, Accumulated Other Comprehensive (Loss)/Income, Accumulated Deficit and Treasury Stock

(dollars in thousands)

	Preferred and common stock subject to redemption in certain circumstances	Series A preferred stock	Series B preferred stock	Common stock	Capital in excess of par value	Stock subscribed	Reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption price	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Treasury Stock	Total
Balance at March 31, 2001	$85,479	$19,016	$9	$92	$63,553	$3	$(10,833)	$(1,833)	$(276,660)	$(39,018)	$(160,192)

Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(24,505)	—	(24,505)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(133)	—	—	(133)
Minimum pension liability	—	—	—	—	—	—	—	32	—	—	32

Comprehensive loss											(24,606)
Adjustment to shares of common stock subscribed under stock bonus plan	—	—	—	—	3	(3)	—	—	—	—	—
Stock dividend on Series B—4,405 shares	4,405	—	(4,405)	—	—	—	—	—	(4,405)	4,405	—
Loss on interest rate swap agreement	—	—	—	—	—	—	—	(2,925)		—	(2,925)
Repurchase of stock for treasury	(14,963)	996	5,402	9	6,525	—	2,029	—	—	(14,963)	(14,965)
Reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption value	859	—	—	—	2,025	—	(2,886)	—	—	—	(2)

Balance at March 31, 2002	75,780	20,012	1,006	101	72,106	—	(11,690)	(4,859)	(305,570)	(49,576)	(202,690)

Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(32,871)	—	(32,871)
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,200	—	—	1,200
Minimum pension liability	—	—	—	—	—	—	—	(3,150)	—	—	(3,150)

Comprehensive loss											(34,821)
Stock dividend on Series B—4,382 shares	4,382	—	(4,382)	—	—	—	—	—	(4,382)	4,382	—
Issuance of Series B—17 shares	—	—	17	—	—	—	—	—	—	(17)
Reversal of loss on interest rate swap agreement recognized in net loss	—	—	—	—	—	—	—	2,925		—	2,925
Repurchase of stock for treasury	(10,587)	631	3,371	3	2,741	—	3,843	—	—	(10,587)	(10,585)
Reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption value	(1,239)	—	—	—	20	—	1,219	—	—	—	—

EARLE M. JORGENSEN HOLDING COMPANY, INC.

Consolidated Statements of Preferred and Common Stock Subject to Redemption in Certain Circumstances, Series A Preferred Stock, Series B Preferred Stock, Common Stock, Capital in Excess of Par Value, Stock Subscribed, Reclassification to Value Preferred and Common Stock Subject to Redemption in Certain Circumstances to its Redemption Price, Accumulated Other Comprehensive (Loss)/Income, Accumulated Deficit and Treasury Stock—(continued)

(dollars in thousands)

	Preferred and common stock subject to redemption in certain circumstances	Series A preferred stock	Series B preferred stock	Common stock	Capital in excess of par value	Stock subscribed	Reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption price	Accumulated Other Comprehensive (Loss)/Income	Accumulated Deficit	Treasury Stock	Total
Balance at March 31, 2003	68,336	20,643	12	104	74,867	—	(6,628)	(3,884)	(342,823)	(55,798)	(245,171)

Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(23,562)	—	(23,562)
Foreign currency translation adjustment	—	—	—	—	—	—	—	412	—	—	412
Minimum pension liability	—	—	—	—	—	—	—	774	—	—	774

Comprehensive loss											(22,376)
Stock dividend on Series B—4,568 shares including the issuance of 1,667 shares	—	—	1,667	—	—	—	—	—	(4,568)	2,901	—
Reclassification of stock dividend on Series B for shares subject to redemption	4,566	—	(4,566)	—	—	—	—	—	—	—	—
Issuance of Series A for management—2 shares	1	—	—	—	—	—	(1)	—	—	1	1
Issuance of Series B for management—3 shares	3	—	(3)	—	—	—	—	—	—	3	3
Issuance of common stock—5,585 shares	31	—	—	—	(58)	—	26	—	—	31	30
Repurchase of stock for treasury	(5,754)	259	2,904	2	2,379	—	210	—	—	(5,782)	(5,782)
Reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption value	28,342	—	—	—	—	—	(28,342)	—	—	—	—

Balance at March 31, 2004	95,525	20,902	14	106	77,188	—	(34,735)	(2,698)	(370,953)	(58,644)	(273,295)

Comprehensive income:
Net income	—	—	—	—	—	—	—	—	38,074	—	38,074
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,341	—	—	1,341

Comprehensive income	—	—	—	—	—	—	—	—	—	—	39,415
Stock dividend on Series B—2,271 shares issued	—	—	2,271	—	—	—	—	—	(2,271)	—	—
Issuance of Series A for management—1 share	1	—	—	—	—	—	(1)	—	—	1	1
Issuance of Series B for management—2 shares	2	—	(2)	—	—	—	—	—	—	2	2
Issuance of common stock—17 shares	1	—	—	—	(1)	—	—	—	—	1	1
Repurchase of stock for treasury	(6,805)	315	2,302	1	1,591	—	2,596	—	—	(6,801)	(6,801)
Exercise of stock options, net tax effect	—	—	—	—	(1,894)	—	—	—	—	—	(1,894)
Stock-based compensation	—	—	—	—	1,557	—	—	—	—	—	1,557
Reclassification of stock dividend on Series B shares subject to redemption	2,269	—	(2,269)	—	—	—	—	—	—	—	—
Reclassification to value common stock subject to redemption to certain circumstances to its redemption value	(15,499)	—	—	—	—	—	15,499	—	—	—	—

Balance at December 31, 2004 (unaudited)	75,494	21,217	2,316	107	78,441	—	(16,641)	(1,357)	(335,150)	(65,441)	(241,014)

See accompanying notes.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended March 31,			Nine Months Ended
	2002	2003	2004	January 1, 2004	December 31, 2004
				(unaudited)
Operating activities:
Net income (loss)	$(24,505)	$(32,871)	$(23,562)	$(20,077)	$38,074
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Special contribution to stock bonus plan	—	—	—	—	17,327
Loss on early retirement of debt	—	12,278	—	—	—
Depreciation and amortization	11,449	11,369	11,284	8,488	8,780
Amortization and write-off of debt issue costs included in interest expense	1,792	1,416	1,323	992	989
Accrued postretirement benefits	249	498	619	563	611
Gain on sale of property, plant and equipment	(36)	(183)	(1,335)	(1,194)	(1,452)
Stock-based compensation	—	—	—	—	1,557
Provision for bad debts	2,434	2,649	2,880	2,338	2,153
Increase in cash surrender value of life insurance over premiums paid	(2,174)	(2,242)	(5,276)	929	4,016
Interest paid in-kind on senior subordinated note principal	28,601	34,059	38,223	19,235	20,509
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	15,510	(10,662)	(38,680)	(10,568)	(42,932)
Decrease (increase) in inventories	31,712	(26,722)	(11,658)	(13,952)	(56,059)
Decrease (increase) in other current assets	1,012	134	(1,932)	(904)	(1,321)
(Decrease) increase in accounts payable and accrued liabilities and expenses	(52,163)	42,090	55,912	(14,666)	(15,738)
Decrease (increase) in non-trade receivables	1,681	(1,637)	679	(425)	—
Other	(967)	1,109	1,144	2,056	793

Net cash provided by (used in) operating activities	14,595	31,285	29,621	(27,185)	(22,693)

Investing activities:
Additions to property, plant and equipment	(24,531)	(15,335)	(10,530)	(6,781)	(19,606)
Proceeds from the sale of property, plant and equipment	116	2,440	1,535	1,388	6,714
Premiums paid on life insurance policies	(1,461)	(1,335)	(1,298)	(1,198)	(1,271)
Proceeds from redemption of life insurance policies	1,124	195	2,892	2,300	124

Net cash used in investing activities	(24,752)	(14,035)	(7,401)	(4,291)	(14,039)

Financing activities:
Net borrowings (payments) under revolving loan agreements	25,111	(9,958)	(19,399)	25,000	39,125
Repayment of senior subordinated notes	—	—	(25,390)	(25,390)	—
Proceeds from issuance of senior notes	—	250,000	—	—	—
Repayment of term loan	—	(96,000)	—	—	—
Repayment of senior notes	—	(105,000)	—		—
Payment of debt issue costs	—	(10,669)	—	—	—
Other costs paid in connection with early retirement of debt	—	(9,596)	—	—	—
Other debt payments, net	(2,400)	(1,400)	(1,400)	(1,400)	(2,115)
Purchase of stock, net	(14,963)	(10,587)	(5,781)	(4,762)	(9,866)

Net cash provided by (used in) financing activities	7,748	6,790	(51,970)	(6,552)	27,144

Effect of exchange rate changes on cash	2	1	(17)	28	75

Net increase (decrease) in cash and cash equivalents	(2,407)	24,041	(29,767)	(38,000)	(9,513)
Cash and cash equivalents at beginning of period	23,779	21,372	45,413	45,513	15,646

Cash and cash equivalents at end of period	$21,372	$45,413	$15,646	$7,413	$6,133

See accompanying notes.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of December 31, 2004 and for the nine months ended January 1, 2004 and

December 31, 2004 is unaudited)

1. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation—The accompanying consolidated financial statements include the accounts of Earle M. Jorgensen Holding Company, Inc. (the Company or Holding) and its wholly owned subsidiary Earle M. Jorgensen Company (EMJ), and EMJ’s subsidiaries, Earle M. Jorgensen (Canada) Inc. (EMJ (Canada)) and Stainless Insurance Ltd., a captive insurance subsidiary (EMJ (Bermuda)). In fiscal years 2002, 2003, 2004 and the nine months ended January 1, 2004 and December 31, 2004, EMJ (Canada) generated net income (loss) of $(325,000), $1,153,000, $3,282,000, $2,104,000 and $6,496,000, respectively. In fiscal years 2002, 2003 and 2004 and the nine months ended January 1, 2004 and December 31, 2004, EMJ (Bermuda) generated net income (loss) of $(2,056,000), $540,000, $(609,000), $(39,000) and $(27,000), respectively, including investment income and intercompany fees. The loss in fiscal years 2002 and 2004 and the first nine months of fiscal years 2004 and 2005 was attributable to higher loss reserves established in connection with the Company’s self-insured workers compensation program. All significant intercompany accounts and transactions have been eliminated.

Company Background and Segment Information—EMJ distributes a broad line of bar, tubing, plate and various other metal products and value added services through a network of 35 service centers and value-added processing operations strategically located throughout North America. Metals products sold by EMJ are purchased from various primary metal producers and suppliers, none of which provided more than 10% of EMJ’s total purchases in fiscal year 2004. EMJ has over 35,000 customers, none of which represented more than 2% of EMJ’s gross revenues in fiscal year 2004.

For financial reporting purposes, EMJ operates in one reportable segment—the metals service center industry—as determined in accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information.

Reclassification—Certain amounts reported in prior years have been reclassified to conform to the 2004 presentation.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates and judgments under different assumptions and conditions.

Interim Financial Information (Unaudited)—The accompanying consolidated financial statements at December 31, 2004 and for the nine months ended January 1, 2004 and December 31, 2004 are unaudited. In the opinion of management, these consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of results of the interim period.

Revenue Recognition—EMJ recognizes revenue associated with a sales order when product is shipped, title is passed and collectibility is reasonably assured.

Shipping and Handling Costs—Costs incurred in connection with shipping and handling EMJ’s products are classified as warehouse and delivery expenses in the accompanying statements of operations.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounts Receivable and Concentration of Credit Risk—EMJ sells the majority of its products throughout the United States and Canada. Sales to EMJ’s recurring customers are generally made on open account terms while sales to occasional customers are made on a C.O.D. basis when collectibility is not assured. EMJ performs periodic credit evaluations of its ongoing customers and generally does not require collateral. EMJ establishes an allowance for potential credit losses based upon factors surrounding the credit risk for specific customers, historical trends and other information; such losses have been within management’s expectations, and were higher in fiscal year 2004 when compared to fiscal years 2002 and 2003. EMJ’s allowance for doubtful accounts at March 31, 2003 and 2004 and at December 31, 2004, was $390,000, $601,000 and $1,868,000, respectively. Management believes there are no significant concentrations of credit risk as of March 31, 2004 and December 31, 2004.

Property, Plant and Equipment—Property, plant and equipment is recorded at cost. Additions, renewals and betterments are capitalized; maintenance and repairs, which do not extend useful lives, are expensed as incurred. Gains or losses from disposals are reflected in income and the related costs and accumulated depreciation are removed from the accounts. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of 10 to 40 years for buildings and improvements and three to 20 years for machinery and equipment. Leasehold improvements are amortized over the terms of the respective leases. Depreciation expense was $9,787,000, $9,703,000 and $7,594,000 in fiscal 2003 and 2004 and the nine months ended December 31, 2004, respectively.

EMJ capitalizes certain costs incurred during the development of software used internally and amortizes such costs over their estimated useful lives. During fiscal years 2002, 2003, 2004 and for the nine months ended December 31, 2004 such costs totaling $414,000, $220,000, $274,000 and $141,000, respectively, were capitalized.

Long-lived assets, primarily land, buildings, leasehold improvements and certain equipment, used in operations or which are expected to be disposed of are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the evaluation include, but are not limited to, future plans for the operations, recent operating results and forecasted cash flows. When indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of the assets, the assets are written down and an impairment loss is recognized. There were no impairment losses recorded in fiscal years 2002, 2003, 2004 and the first nine months ended December 31, 2004.

Debt Issue Costs—Debt issue costs are deferred and amortized to interest expense over the life of the underlying indebtedness. For the fiscal years ended March 31, 2002, 2003 and 2004, amortization of debt issue costs were $1,792,000, $1,416,000 and $1,323,000, respectively. Accumulated amortization of debt issue costs was $1,263,000 and $2,586,000 at March 31, 2003 and 2004, respectively.

Stock-Based Compensation—During December 2004, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation using the modified-prospective transition method, for all employee awards granted, modified or settled after April 1, 2004, as permitted by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure- An Amendment of FASB Statement No. 123. In accordance with SFAS No. 123, the Company estimated the fair value of options using an option-pricing model, which takes into account assumptions such as the dividend yield, the risk-free interest rate, and the expected life of the options. The Company’s common stock is not currently traded on a national securities exchange or an over-the-counter market, and therefore an effectively zero percent volatility was used. The dividend yield is excluded from the calculation, as it is the Company’s intention to retain all future earnings. All stock options had fully vested prior to the adoption of SFAS No. 123.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Until the adoption of SFAS No. 123 in December 2004, stock options granted to directors, officers and other key employees of the Company under the stock option plan adopted in January 1997 were accounted for in accordance with APB No. 25. As all stock option grants were made at fair value on the date of grant, no compensation cost has been recognized by the Company for the fiscal years ended March 31, 2001, 2002 and 2003. Had compensation expense for stock options granted been recorded based on the fair value method under SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the effect on the Company’s net income for fiscal years 2002, 2003 and 2004 and the nine months ended January 1, 2004 and December 31, 2004 would have been as follows:

	Year Ended March 31,			Nine Months Ended
	2002	2003	2004	January 1, 2004	December 31, 2004
				(unaudited)
Net (loss) income, as reported	$(24,505,000)	$(32,871,000)	$(23,562,000)	$(20,077,000)	$38,074,000
Deduct: total stock-based compensation expense determined using fair value method for all awards, net of tax	(209,000)	(138,000)	(74,000)	(62,000)	—

Net (loss) income, as adjusted	$(24,714,000)	$(33,009,000)	$(23,636,000)	$(20,139,000)	$38,074,000

Subsequent to the adoption of SFAS No. 123, the Company modified, as defined in SFAS No. 123, the terms of its outstanding stock options by adjusting the number of shares that can be purchased pursuant to each option and the exercise price per share to offset the reduction in the appraised value of the Holding common stock resulting from the change in valuation methodology required by the amended consent order for Holding’s stock bonus plan (see Note 12). As a result of this change, options to purchase 1,731,000 shares of common stock at a weighted average exercise price of $5.92 per share were converted into options to purchase 3,053,668 shares of Holding’s common stock at a weighted average exercise price of $3.35 per share. In accordance with SFAS No. 123, which provides that modifications made to the outstanding options require a stock compensation charge for the difference between the intrinsic value of the outstanding stock options before the modifications and the fair value of the stock options after the modifications to the outstanding stock options, the Company recorded a stock compensation charge of $1,557,000 during the three months ended December 31, 2004. In connection with the proposed merger and financial restructuring (see Note 12), all of the issued and outstanding options to purchase shares of Holding common stock will be converted into options to purchase an equal number of shares of the Company’s common stock at the same exercise price.

Income Taxes—The Company includes EMJ in its consolidated tax returns and calculates its tax provision as though it files on a separate basis. The consolidated tax liability of the Company and EMJ is allocated to each of these entities pursuant to a Tax Allocation Agreement between the Company and EMJ (Tax Allocation Agreement). Under the Tax Allocation Agreement, the Company pays all taxes and is reimbursed by EMJ for the lesser of (i) EMJ’s allocated portion of taxes due, or (ii) the tax that would be payable if EMJ filed its own returns.

The Company records deferred taxes based upon differences between the financial statement and tax basis of assets and liabilities pursuant to SFAS No. 109, Accounting for Income Taxes, as though it files on a separate basis. Any differences in deferred taxes determined on a separate basis and the actual payments made or received under the Tax Allocation Agreement are accounted for as an equity adjustment between the Company and EMJ. There were no such differences in fiscal year 2004. Deferred taxes are also recorded for the future benefit of Federal and state tax losses and tax credit carryforwards. Consistent with SFAS No. 109, a valuation allowance has been recognized for certain deferred tax assets, which management believes are not likely to be realized (see Note 6).

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Translation—The financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation. Balance sheet accounts are translated using the period-end exchange rates while income statement amounts are translated using the average exchange rates for each year. Adjustments resulting from translation of foreign currency financial statements are included in accumulated other comprehensive loss in stockholders’ equity. No significant exchange gains and losses were recorded during fiscal 2002, 2003 and 2004.

Cash and Statements of Cash Flows—Cash includes disbursements and deposits not yet funded by or applied to EMJ’s Revolving Credit Facility as of a balance sheet date and cash and cash equivalents totaling $2,940,000 and $2,004,000 as of March 31, 2003 and 2004, respectively, held by EMJ (Bermuda) in connection with providing insurance to EMJ. EMJ considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

For the years ended March 31, 2002, 2003 and 2004 cash paid for interest on borrowings was $39,942,000, $37,674,000, and $48,623,000 and net cash paid (refunded) for income taxes was $403,000, $(551,000) and $671,000, respectively.

Comprehensive Income—Components of EMJ’s comprehensive income include foreign currency translation adjustments, additional minimum pension liability and accounting for certain derivatives.

Impact of Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)). SFAS No. 123(R), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in SFAS No. 123, which the Company adopted in December 2004. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). SFAS No. 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. Nonpublic companies will be required to adopt SFAS No. 123(R) at the beginning of the first annual period beginning after December 15, 2005. The adoption of this revision to SFAS No. 123 is not expected to have a material impact on the consolidated financial statements.

In December 2003, FASB issued SFAS No. 132 (revised December 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS No. 132(R)). This statement amends the disclosure requirements of SFAS No. 132 to require more details about retirement plan assets, benefit obligations, cash flows and other relevant information. SFAS No. 132(R) is effective for years ending after December 15, 2003, except certain benefit payment and international plan disclosures that are effective for fiscal years after June 15, 2004. The adoption of the disclosure provisions of SFAS No. 132(R) did not have a material effect on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003. This statement did not have an effect on the accompanying consolidated condensed financial statements as of and for the periods ending March 31, 2004 and December 31, 2004.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Transaction, which amends and clarifies financial accounting and reporting for derivative instruments, including those embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. As of March 31, 2004 and December 31, 2004, the Company had no such instruments.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised), Consolidation of Variable Interest Entities (FIN No. 46(R)). FIN No. 46(R) provides the principles to consider in determining when variable interest entities must be consolidated in the financial statements of the primary beneficiary. In general, a variable interest entity used for business purposes that either (1) does not have equity investors with voting rights or (2) has equity investors that are not required to provide sufficient financial resources for the entity to support its activities without additional subordinated financial support. FIN No. 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. This statement did not have an effect on the accompanying consolidated financial statements as of and for the periods ended March 31, 2004 and December 31, 2004.

2. Inventories

Substantially all inventories are held for sale at EMJ’s service center locations and are valued at the lower of cost (using the last-in, first-out (LIFO) method) or market. If the Company had used the first-in, first-out (FIFO) method of inventory valuation, inventories would have been lower by $11,786,000 at March 31, 2003 and higher by $2,557,000 and $45,062,000 at March 31, 2004 and December 31, 2004, respectively.

Any reduction of inventory quantities that liquidates LIFO inventories carried at costs lower or higher than costs prevailing in prior years may have a significant effect on EMJ’s gross profit. Such a reduction and liquidation occurred during fiscal year 2002 and fiscal year 2004 but did not have a significant effect on gross profit. There were no such reductions in fiscal year 2003.

3. Net Property, Plant and Equipment

Property, plant and equipment (including in-process costs for assets not yet placed in service) and accumulated depreciation at March 31, 2003 and 2004 and December 31, 2004 consisted of the following:

	March 31, 2003	March 31, 2004	December 31, 2004
			(unaudited)
Land	$19,558,000	$19,329,000	$18,476,000
Buildings and leasehold improvements	55,725,000	57,274,000	59,479,000
Machinery and equipment	129,120,000	131,539,000	125,156,000
In-process costs	6,807,000	1,921,000	4,069,000

	211,210,000	210,063,000	207,180,000
Less accumulated depreciation	98,173,000	97,873,000	89,284,000

Net property, plant and equipment	$113,037,000	$112,190,000	$117,896,000

The in-process costs at March 31, 2004 and December 31, 2004 are primarily attributable to progress payments made on equipment for EMJ’s tube honing facility in Tulsa, Oklahoma and building renovation in

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

EMJ’s Tulsa, Oklahoma service center. December 31, 2004 in-process costs also include costs associated with renovation of the Company’s replacement facility in Houston, Texas, expansion of EMJ’s Wrightsville, Pennsylvania facility and the new construction of EMJ’s building in Birmingham, Alabama. As of March 31, 2004 and December 31, 2004 such costs include $1,300,000 and $9,038,000, respectively. Estimated remaining costs to be incurred in connection with these projects totaled $800,000 at March 31, 2004 and at December 31, 2004 these projects were essentially completed.

4. Cash Surrender Value of Life Insurance

EMJ is the owner and beneficiary of life insurance policies on all former nonunion employees of a predecessor company including certain current employees of EMJ. EMJ is also the owner and beneficiary of key man life insurance policies on certain current and former executives of EMJ and predecessor companies. These policies are designed to provide cash to EMJ to repurchase shares held by employees in the Plan and shares held individually by employees upon the termination of their employment. Cash surrender value of the life insurance policies increases by a portion of the amount of premiums paid and by dividend income earned under the policies. Dividend income earned under the policies totaled $13,521,000, $17,156,000, $17,751,000, $12,411,000 and $15,381,000 in fiscal years 2002, 2003, 2004 and the nine months ended January 1, 2004 and December 31, 2004, respectively, and is recorded as an offset to general and administrative expense in the accompanying statements of operations.

EMJ has borrowed against the cash surrender value of certain policies to pay a portion of the premiums and accrued interest on those policies and to fund working capital needs. Interest rates on borrowings under the life insurance policies are fixed at 11.76%. As of March 31, 2004 and December 31, 2004, approximately $10,295,000 and $3,538,000, respectively, was available for future borrowings. The following table provides the cash surrender value and the loans outstanding at March 31, 2003 and 2004.

	Cash Surrender value before loans	Loans Outstanding	Net cash surrender value
Balance at March 31, 2003	$195,976,000	$164,969,000	$31,007,000
Balance at March 31, 2004	217,320,000	182,631,000	34,689,000

Interest on cash surrender value borrowings totaled $15,996,000, $17,796,000, $20,082,000, $15,055,000 and $16,747,000 in fiscal years 2002, 2003, 2004 and the nine months ended January 1, 2004 and December 31, 2004, respectively, and is included in net interest expense in the accompanying statements of operations.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Long-Term Debt

Long-term debt at March 31, 2003 and 2004 and December 31, 2004 consisted of the following:

	March 31, 2003	March 31, 2004	December 31, 2004
			(unaudited)
Revolving Loans (including $1,195,000, $1,861,000 and $1,105,000 at March 31, 2003 and 2004 and December 31, 2004, respectively, related to a Canadian facility)	$72,937,000	$53,538,000	$92,663,000
9 3/4% Senior Secured Notes due June 1, 2012	250,000,000	250,000,000	250,000,000
Variable Rate Senior Notes due June 30, 2013	212,540,000	225,373,000	245,882,000
Industrial Development Revenue Bonds:
Payable in annual installments of $500,000 commencing June 1, 1998, interest at 9%	1,500,000	1,000,000	500,000
Payable in annual installments of $715,000 commencing December 1, 2004, interest at 5.25%	4,300,000	4,300,000	3,585,000
Payable in annual installments of $900,000 commencing September 1, 2000, interest at 8.5%	1,800,000	900,000	—

	543,077,000	535,111,000	592,630,000
Less current portion	2,330,000	3,976,000	2,320,000

	$540,747,000	$531,135,000	$590,310,000

Aggregate maturities of long-term debt are as follows: $3,976,000 in fiscal year 2005; $1,215,000 in fiscal year 2006; $52,392,000 in fiscal year 2007, $715,000 in fiscal year 2008, $715,000 in 2009 and $476,098,000 thereafter.

The fair value of the 9 3/4% Senior Secured Notes at March 31, 2004 was $280,000,000 based on the quoted market prices as of that date. The carrying values of all other long-term debt and other financial instruments at March 31, 2004 approximate fair value.

On May 22, 2002, EMJ completed the issuance and sale of 9 3/4% senior secured notes due 2012 totaling $250,000,000, the proceeds from which were used to (i) redeem $105 million in aggregate principal amount of the outstanding 9 1/2% senior secured notes, plus call premium and accrued interest, (ii) prepay $96 million of the term loan plus accrued interest, (iii) terminate the interest rate swap agreement. As a result of this refinancing transaction, EMJ recorded a loss of $12,278,000 related to the early retirement of debt, consisting of the call premium paid, a payment to terminate the interest rate swap agreement, the write-off of deferred financing costs, and certain other expenses incurred in connection with the refinancing transaction. No tax benefit was recorded in connection with this loss due to the uncertainty in realizing the resulting deferred tax asset.

Credit Agreements

EMJ’s revolving credit facility (Credit Agreement), allows maximum borrowings of $200 million, including letters of credit ($8,560,000 outstanding at March 31, 2004 and $9,429,000 outstanding at December 31, 2004). Borrowings under the Credit Agreement bear interest at a base rate (generally defined as the greater of the bank’s prime lending rate or 0.5% over the Federal Funds Rate) plus 1.25% or the adjusted Eurodollar rate plus 2.50%.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2004, the bank’s prime lending rate was 4.00% and the Eurodollar rate was 1.09%. In addition, borrowings under the revolving loans are limited to an amount equal to 85% of eligible trade receivables (as defined) plus 55% of eligible inventories (as defined). Unused available borrowings under the revolving loans totaled $139,763,000 at March 31, 2004 and $99,013,000 at December 31, 2004. The Credit Agreement matures on April 7, 2006 and is secured by a lien on all domestic inventory and accounts receivable of EMJ.

Under the Credit Agreement, EMJ is obligated to pay certain fees including an unused commitment fee of 0.5%, payable quarterly in arrears, and letter of credit fees of 2.50% per annum of the maximum amount available to be drawn under each letter of credit, payable quarterly in arrears, plus issuance, fronting, amendment and other standard fees. EMJ paid loan commitment fees totaling $480,000, $584,000, $447,000, $303,000 and $339,000, respectively, in fiscal years 2002, 2003, 2004 and for the nine months ended January 1, 2004 and December 31, 2004.

The Credit Agreement contains financial covenants in respect of maintenance of minimum working capital and a fixed charge coverage ratio (as defined). The Credit Agreement also limits, among other things, the incurrence of liens and other indebtedness, mergers, consolidations, the sale of assets, annual capital expenditures, advances, investments and loans by EMJ and its subsidiaries, dividends and other restricted payments by EMJ and its subsidiaries in respect to their capital stock, and certain transactions with affiliates.

EMJ’s Canadian subsidiary maintains a one year renewable credit facility (the Canadian Facility) totaling C$9,000,000 including (i) a revolving credit facility of C$5,500,000, (ii) a term financial instruments facility of C$3,000,000 for hedging foreign currency and rate fluctuations (unused as of March 31, 2004), and (iii) a special credit facility for the issuance of a letter of guarantee up to C$500,000 in connection with the lease for the Toronto facility. Borrowings under the revolving credit facility are limited to an amount equal to 80% of eligible trade receivables (as defined) plus 40% of eligible inventories (as defined, and limited to C$1,500,000), are repayable on demand, and bear interest at the bank’s annual prime lending rate plus 0.50%. At March 31, 2004, the interest rate on the revolving credit facility was 4.50%. The revolving credit facility contains financial covenants in respect of maintenance of minimum equity and a debt-to-equity ratio (as defined) and has other restrictions similar to those under the amended Credit Agreement, as described above.

Senior Secured Notes

On May 22, 2002, EMJ refinanced its 9 1/2% senior notes and variable rate term loan by issuing $250 million of 9 3/4% Senior Secured Notes due June 2012. The 9 3/4% Senior Secured Notes were issued at par and interest payments are made semi-annually on June 1 and December 1, commencing on December 1, 2002. The 9 3/4% Senior Secured Notes are secured by a first-priority lien (subject to permitted liens) on substantially all of EMJ’s existing and future acquired unencumbered property, plant and equipment and may be redeemed by EMJ under certain conditions and with certain restrictions at varying redemption prices. The Indenture to the 9 3/4% Senior Secured Notes contains certain covenants which limit, among other things, the incurrence of liens and other indebtedness, mergers, consolidations, the sale of assets, investments and loans, dividends and other distributions, and certain transactions with affiliates.

Variable Rate Senior Notes

In fiscal 1993, the Company and EMJ entered into an agreement with Kelso Investment Associates IV, LP (KIA IV), wherein KIA IV agreed to surrender $55 million of subordinated notes issued by EMJ in fiscal 1991 in exchange for $55 million in principal amount of variable rate senior notes due March 20, 2001 (Old Notes) issued by the Company and warrants entitling KIA IV to purchase up to 10% of the common stock of the

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company on a fully diluted basis at an exercise price of $.01 per share, exercisable immediately. On March 24, 1998, an amendment to the agreement between the Company and KIA IV was consummated, whereby the Old Notes, including interest paid in-kind, were exchanged for two variable rate senior notes totaling $92,181,000 (Notes). The Notes are due on June 30, 2013 and bear interest at a variable rate ranging from 18% to 20% (18% as of March 31, 2004). The Notes are structurally subordinated to the indebtedness of EMJ and payments of principal and interest on the Notes is dependent on the ability of EMJ to make dividends to the Company, which ability is restricted by covenants contained in the Credit Agreement and the indenture governing the Senior Secured Notes. The Company pledged all of the outstanding common stock of EMJ as collateral securing the repayment of the Notes.

Derivative Instrument

In June 1998, EMJ entered into an interest rate swap agreement with Deutsche Bank Trust Company Americas (DBTCA) that effectively fixed the interest rate on the variable rate term loan at approximately 9.05% through June 2003 (the Fixed Rate). Such agreement required DBTCA to make payments to EMJ each quarter in an amount equal to the product of the notional amount of $95 million and the difference between the three month London Interbank Offered Rate and 3.25% (Floating LIBOR) and the Fixed Rate, if the Floating LIBOR was greater than the Fixed Rate on a per diem basis. If Floating LIBOR was lower than the Fixed Rate, EMJ was required to pay DBTCA an amount equal to the product of the notional amount and the difference between the Fixed Rate and Floating LIBOR on a per diem basis. Under the provisions described above, net payments (receipts) in fiscal years 2001 and 2002 were $(721,000) and $2,248,000, respectively. Because the interest rate swap agreement was terminated in May 2002 in connection with the prepayment of EMJ’s term loan resulting from the issuance and sale of the 9 3/4% senior secured notes described above, no quarterly settlements were required in fiscal year 2003.

The interest rate swap agreement was considered a highly effective cash flow hedge under the provisions of SFAS No. 133, as amended, which was adopted by EMJ effective April 1, 2001. Under SFAS No. 133, the effective portion of gain or loss resulting from changes in the fair value of the interest rate swap agreement is reported in other comprehensive income while the ineffective portion is recognized in net income. For the year ended March 31, 2002, a loss of $2,925,000 was recognized in other comprehensive income and a loss of $100,000 was recognized in net income. As of March 31, 2002, the interest rate swap agreement represented a long-term liability with a fair market value of $3,025,000, as calculated under the provisions of SFAS No. 133. In connection with the issuance and sale of the 9 3/4% senior secured notes, EMJ paid $3,025,000 to terminate the interest rate swap agreement, which was recognized as part of the loss of $12,278,000 related to the early retirement of debt.

Other

EMJ’s industrial revenue development bonds were issued in connection with significant facility improvements or construction projects.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Income Taxes

Significant components of the provision for income taxes attributable to continuing operations for the years ended March 31, 2001, 2002 and 2003 were as follows:

	2002	2003	2004
Current:
Federal	$(49,000)	$435,000	$—
State	492,000	492,000	1,458,000
Foreign	12,000	573,000	1,669,000

Total current	455,000	1,500,000	3,127,000

Deferred:
Federal	(8,957,000)	(998,000)	(10,267,000)
State	(1,067,000)	(623,000)	(733,000)
Valuation allowances	10,024,000	1,621,000	11,000,000

Total deferred	—	—	—

	$455,000	$1,500,000	$3,127,000

The reconciliation of the income tax provision differs from that which would result from applying the U.S. statutory rate for the years ended March 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004
Expected tax (benefit) at Federal statutory rate	$(8,426,000)	$(6,683,000)	$(7,152,000)
State franchise tax expense and capital taxes, net of Federal taxes	320,000	320,000	947,000
Disallowed applicable high yield debt interest expense	4,136,000	4,925,000	5,385,000
Expiration of capital loss carryforward	—	5,618,000	—
Net increase in cash surrender values of life insurance	(4,732,000)	(6,005,000)	(6,213,000)
Change in valuation allowance	10,024,000	1,621,000	11,000,000
Other	(867,000)	1,704,000	(840,000)

Income tax provision	$455,000	$1,500,000	$3,127,000

The change of $11,000,000 in the valuation allowance for deferred tax assets as of March 31, 2004 was due to the generation of a current year tax loss, offset by the expiration of a capital loss carryforward in fiscal year 2004.

Income before taxes consists primarily of income from EMJ’s domestic operations. For fiscal years 2002, 2003 and 2004, the Company’s foreign operations, including the captive insurance subsidiary, generated pre-tax income (loss) of $(2,369,000), $2,267,000 and $4,342,000, respectively.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of the Company’s deferred income tax assets and liabilities at March 31, 2003 and 2004 were as follows:

	2003	2004
Deferred tax liabilities:
Tax over book depreciation	$7,342,000	$8,889,000
Purchase price adjustments	35,846,000	35,210,000

Total deferred tax liabilities	43,188,000	44,099,000

Deferred tax assets:
Applicable high yield debt interest	36,690,000	39,678,000
Net operating loss and credit carryforwards	22,860,000	31,625,000
Workers compensation and other insurance accruals	4,278,000	3,438,000
Inventory and related reserves	4,105,000	5,024,000
Other	1,096,000	1,175,000
Valuation allowance for deferred tax assets	(61,227,000)	(72,227,000)

Net deferred tax assets	7,802,000	8,713,000

Net deferred tax liabilities	$35,386,000	$35,386,000

At March 31, 2004, EMJ had net operating loss carryforwards of $79,167,000 for Federal income tax purposes and $29,870,000 for State income tax purposes. The Federal carryforwards resulted from EMJ’s losses during 1993, 1996, 2002 and 2003, and expire in years 2008, 2011, 2022 and 2023, respectively, while the State carryforwards were generated in various states over various years. The ultimate realization of the benefits of these loss carryforwards is dependent on future profitable operations. In addition, use of EMJ’s net operating loss carryforwards and other tax attributes may be substantially limited if a cumulative change in ownership of more than 50% occurs within any three year period subsequent to a loss year. At March 31, 2004, EMJ had an alternative minimum tax carryforward of approximately $2,116,000 which can be utilized over an indefinite period of time.

On September 11, 2002, new tax laws were enacted in California that suspend the use of net operating tax carryforwards into years beginning on or after January 1, 2002 and 2003. Accordingly, net operating losses generated in California in prior tax years cannot be used to offset EMJ’s taxable income for the years ending March 31, 2003 and 2004. This suspension will not apply to tax years beginning on or after January 1, 2004 and did not have material impact on EMJ’s results of operations for the year ended March 31, 2004.

The Company has not provided for taxes on undistributed earnings from its non-U.S. subsidiaries because such earnings are intended to be re-invested indefinitely. If these earnings were distributed, foreign tax credits may become available under current tax law to reduce the resulting U.S. tax liability.

Income tax expense for the first nine months of fiscal 2005 included provisions for state franchise, federal and foreign income taxes, while fiscal 2004 tax expense included provisions for state franchise and foreign income taxes. The federal tax rate for the first nine months of fiscal 2005 was 1% of domestic taxable income, and was lower than the U.S. federal statutory tax rate primarily due to the recognition of tax benefits associated with the utilization of loss carryforwards. The federal tax provision for the first nine months of fiscal 2004 was offset by the recognition of tax benefits associated with loss carryforwards, which for Holding were greater than the loss carryforwards for EMJ on a consolidated basis. Income tax expense has been provided for the nine months ended December 31, 2004 based on the Company’s estimated effective income tax rate for fiscal 2005.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Employee Benefit Plans

Stock Bonus Plan

The Company has a stock bonus plan (the Plan, formerly an employee stock ownership plan (ESOP) prior to April 1, 1999) which covers nonunion employees of EMJ who meet certain service requirements. The cost of the Plan is borne by EMJ through annual contributions to a trust in amounts determined by the Board of Directors. Prior to an agreement reached with the Department of Labor in January 2003 (see Note 10), contributions were made in cash or shares of the Company’s stock as the Company’s Board of Directors may from time to time determine. Participants vest at a rate of 20% per year of service and become fully vested at age 65 or upon retirement, disability or death. Upon the occurrence of a participant’s termination (as defined), retirement, disability, or death, the Plan is required to distribute the vested balance in stock and to repurchase the vested balance for cash. If stock is distributed, it is accompanied by a put option to the Company under terms defined in the Plan. Shares of the Company’s Series A and B preferred and common stock owned by the Plan totaled 38,282, 28,730 and 2,652,874 at March 31, 2004, and 35,208, 28,697, 2,506,309 at December 31, 2004, respectively. For fiscal years ended March 31, 2002, 2003, 2004 and the nine months ended January 1, 2004 and December 31, 2004, contributions accrued to the Plan’s trust totaled $2,831,000, $2,772,000, $2,783,000, $2,147,000 and $2,876,000 which represented 5% of eligible compensation for each of the respective periods. The contributions payable as of March 31, 2002, 2003, 2004, have been or will be paid in cash. EMJ recognizes the cost of the Plan as compensation expense with a corresponding amount reflected in its capital for value of the Company’s common stock contributed to the trust by the Company, or as a dividend to the Company for contributions paid in cash.

Although the Company has not expressed any intent to terminate or amend the plan, it has the right to do so at any time. In the event of any termination, participants become fully vested to the extent of the balances in their separate accounts and come under the put options as previously discussed.

Pension Plans

EMJ maintains a noncontributory defined benefit pension plan covering substantially all hourly union employees (the Hourly Plan). Benefits under the Hourly Plan are vested after five years and are determined based on years of service and a benefit rate that is negotiated with each union. The assets of the Hourly Plan for participants are held in trust and consist of bonds, equity securities and insurance contracts. EMJ contributes at least the minimum required annually under ERISA. EMJ also maintains an unfunded supplemental pension plan, which provides benefits to highly compensated employees; this plan has been frozen to include only existing participants (the Supplemental Plan).

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Components of net periodic pension cost (credit) associated with EMJ’s pension plans for years ended March 31, 2002, 2003, 2004 and nine months ended January 1, 2004 and December 31, 2004 are as follows:

				Nine Months Ended
	2002	2003	2004	January 1, 2004	December 31, 2004
				(unaudited)
Service cost of benefits earned during the period	$433,000	$432,000	$523,000	$392,000	$492,000
Interest cost on projected benefit obligation	784,000	843,000	879,000	630,000	733,000
Expected return on plan assets	(1,017,000)	(864,000)	(763,000)	(573,000)	(753,000)
Amortization of prior service cost	(95,000)	(47,000)	(37,000)	(28,000)	84,000
Recognized net (gain) loss	(66,000)	21,000	267,000	181,000	100,000

Net periodic pension cost (credit)	$39,000	$385,000	$869,000	$602,000	$656,000

Categories of Plan assets	2003	2004
Bonds	13%	14%
Stocks	87%	86%

During fiscal year 2005, a contribution of $700,000 was made.

The plan is 100% invested in Wells Fargo Asset Allocations Collective Investment Fund (the Fund). The Fund seeks long-term total return, consistent with reasonable risk, by shifting investments among stocks and U.S. Treasury long-term bonds using a quantitative asset allocation strategy. The Fund invests in common stocks that comprise the S&P 500 Index and bonds that comprise the Lehman Brothers 20+ Treasury Index. The Fund will remain near its strategic allocation of 60% stocks and 40% bonds them majority of the time to maximize the probability of achieving its long-term risk and return objectives.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following provides a reconciliation of the changes in the benefit obligation and fair value of plan assets, and the funded (unfunded) status of the pension plans for the years ended March 31, 2003 and 2004.

	2003	2004
Change in Projected Benefit Obligation:
Benefit obligation at beginning of year	$11,350,000	$14,066,000
Service cost	432,000	523,000
Interest cost	843,000	879,000
Change in assumptions	1,414,000	958,000
Amendments	504,000	67,000
Benefit payments	(514,000)	(545,000)
Actuarial losses/(gain)	37,000	(157,000)

Benefit obligation at end of year	14,066,000	15,791,000

Change in Plan Assets:
Fair value of plan assets at beginning of year	11,203,000	9,297,000
Actual return on assets	(1,434,000)	2,205,000
Benefit payments	(514,000)	(545,000)
Company contributions	92,000	793,000
Fees	(50,000)	(31,000)

Fair value of plan assets at end of year	9,297,000	11,719,000

Unfunded	(4,769,000)	(4,072,000)
Unrecognized prior service cost	(236,000)	(131,000)
Unrecognized net actuarial gain	3,658,000	2,780,000

Net amount recognized	$(1,347,000)	(1,423,000)

The following provides a reconciliation of the changes in the benefit obligation and fair value of plan assets, and the funded (unfunded) status of the pension plans for the years ended March 31, 2003 and 2004:

	2003	2004
Amounts recognized in balance sheets consist of:
Prepaid cost	$—
Accrued benefit liability	(4,746,000)	(4,048,000)
Accumulated comprehensive loss—additional minimum liability	3,399,000	2,625,000

Net amount recognized	$(1,347,000)	(1,423,000)

Weighted-average assumptions as of March 31:
Discount rate	6.50%	6.00%
Expected return on assets	8.25%	8.25%
Rate of compensation increase	—	—
Measurement date for assets and liabilities	1/1/2003	1/1/2004

The return on assets assumption assumes a long-term return of 9% on equity investments and 7% on government bond investments with 60% equity and 40% bond target investment mix. Long-term rates of return on equity investments are trending approximately 7% above current CPI, while long-term rates of return on government bong investments are trending approximately 5% above current CPI. Current CPI has been approximately 2% for the last few years.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with union agreements, EMJ also contributes to multi-employer defined benefit retirement plans covering substantially all union employees of EMJ. At December 31, 2004, four different unions represented approximately 559 of our employees from 15 locations (33% of total employees). Our collective bargaining agreements expire at staggered dates through March 2010; bargaining agreements that will expire in fiscal 2005 represent 1% of total employees. Expenses incurred in connection with these plans totaled $1,015,000, $1,295,000, $1,798,000 and $1,445,000 in fiscal years 2002, 2003, and 2004 and for the first nine months ended December 31, 2004, respectively.

Postretirement Benefit Plan

In addition to EMJ’s defined benefit pension plans, EMJ sponsors a defined benefit health care plan that provides postretirement medical and dental benefits to eligible full time employees and their dependents (the Postretirement Plan). The Postretirement Plan is fully insured, with retirees paying a percentage of the annual premium. Such premiums are adjusted annually based on age and length of service of active and retired participants. The Postretirement Plan contains other cost-sharing features such as deductibles and coinsurance. EMJ recognizes the cost of future benefits earned by participants during their working careers, as determined using actuarial assumptions. Gains and losses realized from the remeasurement of the plan’s benefit obligation are amortized to income over three years.

In December 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 132 (revised December 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS No. 132(R)). This statement amends the disclosure requirements of SFAS No. 132 to require more details about retirement plan assets, benefit obligations, cash flows and other relevant information. SFAS No. 132(R) is effective for years ending after December 15, 2003, except certain benefit payment and international plan disclosures that are effective for fiscal years after June 15, 2004. The adoption of the disclosure provisions of SFAS No. 132(R) did not have a material effect on the Company’s consolidated financial statements.

Components of the net periodic pension cost (credit) associated with EMJ’s Postretirement Plan for years ended March 31, 2002, 2003, 2004 and the nine months ended January 1, 2004 and December 31, 2004 are as follows:

				Nine Months Ended
	2002	2003	2004	January 1, 2004	December 31, 2004
				(unaudited)
Service cost of benefits earned during the period	$223,000	$249,000	$293,000	$250,000	$253,000
Interest cost on projected benefit obligation	211,000	258,000	271,000	238,000	220,000
Recognized net (gain)/loss	(185,000)	(9,000)	55,000	75,000	138,000

Net periodic pension cost (credit)	$249,000	$498,000	$619,000	$563,000	$611,000

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables provide a reconciliation of the changes in the benefit obligation and the unfunded status of the Postretirement Plan for the years ended March 31, 2003 and 2004.

	March
	2003	2004
Change in Projected Benefit Obligation:
Benefit obligation at beginning of year	$3,271,000	$4,328,000
Service cost	249,000	293,000
Interest cost	258,000	271,000
Change in assumptions	950,000	262,000
Benefit payments	(208,000)	(151,000)
Actuarial gains	(192,000)	(87,000)

Benefit obligation at end of year	4,328,000	4,916,000

Unfunded	(4,328,000)	(4,916,000)
Unrecognized prior service cost	—	—
Unrecognized net actuarial gain	358,000	478,000

Accrued benefit cost	$(3,970,000)	$(4,438,000)

Weighted-average assumptions as of March 31:
Discount rate	6.50%	6.00%
Healthcare cost trend rate	12.00%	11.00%
Measurement date for assets and liabilities	1/1/2003	1/1/2004

The healthcare cost trend rate of 11.0% used in the calculation of net benefit cost of the Postretirement Plan is assumed to decrease 1.0% per year to 6.0% for 2009 and remain at that level thereafter.

Assumed healthcare trend rates have a significant effect on the amounts reported for EMJ’s Postretirement Plan. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total service and interest cost components	$88,000	$(74,000)
Effect on postretirement benefit obligation	644,000	(550,000)

8. Stockholders’ Equity

Preferred and Common Stock Subject to Redemption

Preferred stock and common stock subject to “put rights”, which are exercisable under certain limited circumstances under EMJ’s stock bonus plan and under an agreement entered into with certain employees who purchased shares of the Company’s common and preferred stock (the Stockholders’ Agreement), are presented separately from preferred stock and common stock which are not subject to put rights in order to distinguish the shares from permanent capital in the legal sense. Further, the Company is required to present such shares in the financial statements at the amount which would be paid if the shares were to be redeemed. Accordingly, in the accompanying consolidated balance sheets, “Preferred and common stock subject to redemption” has been stated at its redemption price. The account “Reclassification to value preferred and common stock subject to redemption in certain circumstances” is adjusted annually as a result of changes in the market value of the related stock based on annual appraisals.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2004 a total of 38,524 shares of Series A Preferred Stock, 28,733 shares of Series B Preferred Stock and 2,755,950 shares of common stock and at December 31, 2004 a total of 35,371 shares of series A preferred stock, 28,702 shares of series B preferred stock and 2,600,402 shares of common stock are subject to put rights in the event of the death, disability, retirement, (or termination in certain circumstances) of an employee holding shares beneficially or directly under either the Plan or the Stockholders’ Agreement.

EMJ has life insurance policies on the lives of certain management stockholders and stock bonus plan participants to provide funding for share repurchases in the event of a stockholder’s death; these policies had a net cash surrender value of approximately $31,007,000 at March 31, 2003, $34,689,000 at March 31, 2004 and $31,820,000 at December 31, 2004 (see Note 4).

Series A Preferred Stock

Series A preferred stock is senior to series B preferred stock and common stock with respect to dividends and liquidation preferences and to any other preferred stock which may be issued by the Company from time to time. The series A preferred stock may be redeemed at the Company’s option at any time at its stated value of $100 per share plus cumulative unpaid dividends.

Shares of series A preferred stock have a stated liquidation value of $100 per share and were entitled to a minimum cumulative 13% dividend, based on such stated liquidation value. Because the series A preferred stock was not redeemed on or prior to the eleventh anniversary of its original issuance, the dividend rate increased 500 basis points (to 18%) beginning fiscal 2002, and such rate will remain in effect until the series A preferred stock is redeemed. Dividends may be paid in cash or shares of preferred stock provided that not less than 35% of any dividend must be paid in cash. Undeclared dividends in arrears totaled $33,429,000 and $35,146,000 at March 31, 2004 and December 31, 2004, respectively. The Notes, the Credit Agreement and the 9 3/4% Senior Secured Notes preclude the payment of any cash dividends on series A preferred stock. At any time when the Company has not paid dividends on the series A preferred stock for two consecutive periods, the holders of the series A preferred stock are entitled to elect one director to the Board of Directors of the Company. The holders of the series A preferred stock have elected a director to the Board of Directors of the Company.

The series A preferred stock has no right to vote except for certain matters that would affect the preferential rights of the series A preferred stockholders or in matters related to mergers, consolidations or other business combinations (as defined).

Series B Preferred Stock

Series B preferred stock is senior to the common stock with respect to dividends and liquidation preferences. The series B preferred stock has a stated liquidation value of $1,000 per share. The series B preferred stock may be redeemed at the Company’s stated value of $1,000 per share plus cumulative unpaid dividends.

Shares of series B preferred stock are entitled to cumulative dividends at varying rates (15.0% at March 31, 2004 and 14.0% at December 31, 2004) payable quarterly in additional shares of series B preferred stock, common stock or cash. The dividend rate of the series B preferred stock is reset annually in advance as of each April 1 to a rate that would maintain its fair market value at an amount equal to its stated value. Beginning with the quarter ended March 31, 1997, such dividend rate shall be increased by 150 basis points for dividends not paid in cash (to an effective rate of 16.5% at March 31, 2004 and 15.5% at December 31, 2004). The Notes, the Credit Agreement and the 9 3/4% Senior Secured Notes preclude the payment of cash dividends on the series B preferred stock and therefore all dividends declared were paid in-kind as of March 31, 2004. Undeclared but accumulated dividend in arrears totaling $2,287,000 at March 31, 2004 were declared and paid in July 2004. There were no undeclared dividends in arrears at December 31, 2004.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Common Stock

Each outstanding share is entitled to one vote on each matter submitted to a vote of stockholders except as otherwise provided in the Stockholders’ Agreement with respect to the election of directors. Holders of the common stock are entitled to share equally in such cash dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders. The Notes, the Credit Agreement and the 9 3/4% senior secured notes preclude payment of any cash dividends on EMJ common stock. The Series A and Series B preferred stock prohibit the payment of cash dividends on the Company common stock unless all accumulated preferred dividends have been paid.

9. Stock Option Plan

In January 1997, the Company adopted a stock option plan that provides the granting of qualified and nonqualified options to purchase shares of the Company’s common stock to directors, consultants, officers and other key employees at a price not less than the fair market value on the date of grant. Options are generally granted for a period not to exceed ten years and are exercisable under terms and conditions as determined by the Company’s Executive Committee. Since adopting the stock option plan, the Company has only granted options to directors, officers and other key employees.

The maximum number of shares of the Company’s common stock to be issued under the stock option plan is 2,500,000, subject to adjustment upon the occurrence of certain events. The following table summarizes activity for shares subject to options as of and for the fiscal years ended March 31, 2002, 2003, 2004 and the nine months ended December 31, 2004:

	Number of Shares	Weighted Average Exercise Price
Outstanding at March 31, 2001	1,962,500	$5.60
Granted	168,500	$8.06
Exercised, Canceled or Expired	(88,000)	$5.93

Outstanding at March 31, 2002	2,043,000	$5.79
Granted	121,000	$7.78
Exercised, Canceled or Expired	(27,500)	$8.05

Outstanding at March 31, 2003	2,136,500	$5.87
Granted	—	—
Exercised, Canceled or Expired	(35,500)	$7.83

Outstanding at March 31, 2004	2,101,000	$5.84
Granted	—	—
Exercised, Canceled or Expired	(370,000)	$5.47

Outstanding at December 31, 2004	1,731,000	$5.92

Modified outstanding at December 31, 2004	3,053,668	$3.35

Exercise prices for options outstanding as of March 31, 2004 and December 31, 2004 ranged from $3.34 to $8.16. The weighted-average remaining contractual life of those options is 3.91 years at March 31, 2004 and 4.12 years at December 31, 2004. As of March 31, 2004, there were 399,000 options available for future grants and 1,994,000 options exercisable at a weighted average exercise price of $5.73 per share. At December 31, 2004

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

there were 769,000 options available for future grants and 1,731,000 options exercisable at a weighted average exercise price of $5.92 per share.

In December 2004 the Company modified the terms of its outstanding stock options by adjusting the number of shares that can be purchased pursuant to each option and the exercise price per share to offset the reduction in the appraised value of the Holding common stock resulting from the change in valuation methodology required by the amended consent order for Holding’s stock bonus plan (see Note 12). As a result of this change, options to purchase 1,731,000 shares of Holding common stock at a weighted average exercise price of $5.92 per share were converted into options to purchase 3,053,668 shares of Holding’s common stock at a weighted average exercise price of $3.35 per share. The maximum number of shares to be issued under the stock option plan was increased to 4,000,000.

Had compensation cost for the stock option plan been determined based on the fair value of the options at the grant date in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company’s net income (loss) for fiscal years 2002, 2003, 2004 and the nine months ended January 1, 2004 and December 31, 2004 would have been $(24,714,000), $(33,009,000), $(23,636,000), $(20,139,000) and $38,074,000, respectively. Such proforma effects are not likely to be indicative of the effects on the Company’s results in future years.

Under SFAS No. 123, the fair value of each option is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal years 2002 and 2003, respectively: risk-free interest rate 4.37% and 3.00%; no dividend yield; no volatility factor; and an expected life of four years. There were no stock options issued in fiscal year 2004 and during the first nine months of fiscal 2005. Using these assumptions, the weighted average fair value of options granted during fiscal years 2002 and 2003 was $1.29 and $0.88, respectively.

In December 2004, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, using the modified-prospective transition method, for all employee awards granted, modified or settled after April 1, 2004, as permitted by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure-An Amendment of FASB Statement No. 123. In accordance with SFAS No. 123, the Company estimated the fair value of options using an option-pricing model, which takes into account assumptions such as the dividend yield, the risk-free interest rate, and the expected life of the options. The Company’s common stock is not currently traded on a national securities exchange or an over-the-counter market, and therefore an effectively zero percent volatility was used. The dividend yield is excluded from the calculation, as it is the Company’s intention to retain all future earnings. All stock options had fully vested prior to the adoption of SFAS No. 123.

10. Commitments and Contingencies

Lease Commitments

EMJ leases, under several agreements with varying terms, certain office and warehouse facilities, equipment and vehicles. Rent expense totaled $21,353,000, $21,657,000 and $22,302,000 for the years ended March 31, 2002, 2003 and 2004, respectively. Sublease income for the years ended March 31, 2002, 2003 and 2004 was $456,000, $632,000 and $653,000, respectively. Minimum rentals of certain leases escalate from time to time based on certain indices.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2004 EMJ was obligated under non-cancellable operating leases for future minimum rentals as follows:

Fiscal year:
2005	$18,422,000
2006	14,315,000
2007	10,323,000
2008	7,337,000
2009	5,718,000
Thereafter	43,939,000

Sub-total	100,054,000
Less: Non-cancellable subleases	(7,961,000)

Net lease obligations	$92,093,000

Other Commitments

On January 14, 2004, EMJ announced that it had reached an agreement with the Company and the Company’s principal securityholders providing for a restructuring of the combined capital structure. The financial restructuring is being effected pursuant to an Agreement and Plan of Merger and Reorganization dated as of December 18, 2003 among EMJ, the Company and EMJ Metals LLC, a newly formed wholly owned subsidiary, as well as an Exchange Agreement among EMJ, the Company and Kelso Investment Associates IV, L.P. and certain of its affiliates (“Kelso”). The principal effect of the financial restructuring will be to convert all outstanding debt and equity securities of the Company to EMJ’s common stock. Kelso is the holder of the Company’s outstanding Series A Variable Rate Notes and also is the Company’s controlling stockholder.

On May 25, 2004 EMJ announced that the proposed restructuring of the combined capital structure of EMJ with the Company, its parent company, had been delayed. Because of the delay, additional negotiations among the Company’s securityholders and changes to the structure of the transaction are required before it can proceed. There is no assurance that the transaction will be successfully negotiated or, if negotiated, will be approved by the requisite votes of the Company’s stockholders or that the other conditions to completion of such a transaction will be satisfied. Thus there can be no assurance that the merger will be consummated.

In connection with the 1990 merger, EMJ agreed to pay Kelso, which owns the majority of the Company’s common stock, an annual fee of $1,250,000 each year for financial advisory services and to reimburse it for out-of-pocket expenses incurred in connection with rendering such services. EMJ also agreed to indemnify Kelso and its affiliates against certain claims, losses, damages, liabilities, and expenses that may arise in connection with the merger. However, no such annual fee was payable for fiscal years 2002, 2003, and 2004 and other expenses paid to Kelso in fiscal years 2002, 2003 and 2004 were not significant.

Governmental Matters

The Internal Revenue Service (the IRS) conducted an audit of the Company’s employee stock ownership plan (the Plan) for the fiscal years ended March 31, 1992, through March 31, 1996, and issued a preliminary report to the Company in which the IRS asserted that certain contributions of stock by the Parent to the Plan violated provisions of the Internal Revenue Code because the securities contributed were not “qualifying employer securities” as defined by ERISA. In fiscal year 2002, this matter was settled without the Company admitting the allegations of the IRS, and the Company paid $1,919,000 of excise tax to the IRS.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Department of Labor (the DOL) also investigated the same transactions involving the Plan. In the course of its investigation, the DOL and its advisors reviewed the valuations of the Company’s common and preferred stock prepared for the Plan and challenged the methodology used in preparing the valuations.

On March 8, 2002, the DOL sued the Company, EMJ, the Plan and former members of the Company’s benefits committee in the federal district court for the Central District of California. The DOL claimed that the valuations of Company’s common stock used to make annual contributions to the Plan in each of the years 1994 through 2000 contained significant errors that resulted in the common stock being overvalued, and that the failure of the members of our benefits committee to detect and correct the errors was a breach of their fiduciary duty under ERISA. As a result of the alleged overvaluations, the DOL contended that the contributions to the Plan were prohibited transactions under ERISA. On January 27, 2003, the Company signed a settlement agreement with the DOL in connection with the lawsuit. The key provisions of the agreement are as follows: (i) the Company has not been required to make any payments under the agreement at this time; (ii) the Company is prohibited to make further common stock contributions to the Plan; (iii) the Company will continue to obtain annual appraisals of Company stock using methodology consistent with prior appraisals, and use that appraised value as the purchase price for repurchases of common stock as it has done in the past, and; (iv) if the annual appraisal of the Company’s common stock is less than $4.25 per share, the Company shall pay a floor price of $4.25 per share in connection with the repurchase of common stock from departing employees for shares that were originally contributed to the Plan for the plan years 1994 through 2000.

If the Company pays the floor price in connection with the repurchase of common stock from departing employees, the agreement also allows the DOL to assess the Company a penalty equal to 20% of the amount calculated by multiplying the difference between the appraised value and the floor price by the number of shares repurchased at the floor price.

The Company does not believe the settlement will have a material impact on its financial condition or future results of operations, and we believe payments under the settlement, if any, will most likely be paid in immaterial amounts which will be spread over many years.

In December 2003, the Company entered into agreements with EMJ, a subsidiary and the principal stockholders of Holding providing for a merger and financial restructuring. Prior to approval of the transaction, the DOL initiated a review of the procedures followed by the Company’s benefits committee in connection with evaluation of the proposed transaction and other strategic alternatives available to the Company and an assessment of whether or not the proposed transaction complied with the terms of the consent order and the legal requirements applicable to the stock bonus plan. Such review resulted in delays that, combined with other transactional requirements, precluded the consummation of the merger and financial restructuring on the terms originally proposed. The Company is considering changes to the proposed transaction that will achieve the objectives of the original restructuring transaction, while meeting the concerns expressed by the DOL. The Company intends to review any proposed transaction with the DOL in advance under their compliance assistance program to ensure compliance with the terms of the consent order and applicable law. There can be no assurance that a revised transaction will be agreed upon, approved by the Company’s stockholders and consummated.

Environmental Contingencies

EMJ is subject to extensive and changing federal, state, local and foreign laws and regulations designed to protect the environment and human health and safety, including those relating to the use, handling, storage, discharge and disposal of hazardous substances and the remediation of environmental contamination. As a result, EMJ is from time to time involved in administrative and judicial proceedings and inquiries relating to environmental matters.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During fiscal years 2002, 2003 and 2004, expenditures made in connection with environmental matters totaled $97,000, $194,000 and $232,000, respectively, principally for settlement of claims, and monitoring, remediation and investigation activities at sites with contaminated soil and/or groundwater and were expensed as incurred. As of March 31, 2004, an accrual of $203,000 exists for future investigation and remediation expenditures related to the following pending environmental matters.

Forge (Seattle/Kent, WA). In November 1998, EMJ paid the purchasers of its former Forge facility and an off-site disposal site $2,250,000 as an indemnification settlement for liabilities related to the remediation of known contamination at the Forge facility. EMJ continues to monitor the disposal site for environmental conditions in accordance with a consent decree issued by the Washington Department of Ecology (Ecology). Annual costs associated with such monitoring are not significant, and EMJ does not anticipate significant additional expenditures related to this matter.

The Forge property is located on the Lower Duwamish Waterway, which has been identified by the United States Environmental Protection Agency (EPA) as a Superfund Site (the Duwamish Site). Under the Federal Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), owners or operators of facilities that have released hazardous substances to the environment may be liable for remediation costs. Courts have held that such liability may be joint and several; however, in many instances, the costs are allocated among the parties, primarily based on their estimated contribution to the contamination. The EPA, along with Ecology, have entered into an Administrative Order of Consent (AOC) with four major property owners with potential liability for cleanup of the Duwamish Site that outlines tasks required to be completed to further investigate the nature and extent of the contamination and cleanup alternatives. In November 2001, the current owners of the Forge property notified the Company of a potential claim for indemnification for any liability relating to contamination of the Duwamish Site. The notification stated that the Forge facility, along with other businesses located along the Duwamish Site, are expected to be named as potentially responsible parties for contamination of the Duwamish Site and requested that EMJ participate under a joint defense.

On July 10, 2003, EMJ received a request from the EPA to sign an AOC under CERCLA to investigate certain areas of the Duwamish Site. A preliminary cost of proposed work under the AOC ranges from $350,000 to $450,000, and is subject to approval by the EPA. On April 15, 2003, the Company signed a funding and participation agreement with the current owners of the Forge property, which requires it to fund 85% of costs to be incurred in connection with the investigation activities to be performed under the AOC. As of March 31, 2004 EMJ has accrued $203,000 for remaining costs that are expected to be incurred in future years.

EMJ is continuing to evaluate this matter and remedies it may have, including insurance recoveries for any monies to be spent as part of the investigation or cleanup of the Duwamish Site. Because the Duwamish Site is still being investigated and cleanup alternatives and responsibility for cleanup are still being evaluated, at this time, EMJ cannot determine what ultimate liability it may have relating to this matter.

Union (New Jersey). During fiscal year 1994, EMJ was notified by the current owner that it has potential responsibility for the environmental contamination of a property formerly owned by a subsidiary and disposed of by such subsidiary prior to its acquisition by EMJ . The prior owner of such subsidiary has also been notified of its potential responsibility. On March 27, 1997, the current owner of the property informed the Company that it estimated the cost of investigation and cleanup of the property at $875,000 and requested contribution to such costs from EMJ and the prior owner. EMJ has contested responsibility and commented on the cleanup plan and has not received any further demands. EMJ does not have sufficient information to determine what potential liability it has, if any.

Although it is possible that new information or future developments could require EMJ to reassess its potential exposure relating to all pending environmental matters, management believes that, based upon all

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

currently available information, the resolution of such environmental matters will not have a material adverse effect on EMJ’s financial condition, results of operations or liquidity. The possibility exists, however, that new environmental legislation and/or environmental regulations may be adopted, or other environmental conditions may be found to exist, that may require expenditures not currently anticipated and that may be material.

11. Legal

On April 22, 2002, EMJ was sued by Champagne Metals, a small metals service center distributing aluminum coil products in Oklahoma, alleging that the Company had conspired with other metal service centers to induce or coerce aluminum suppliers to refuse to designate Champagne Metals as a distributor, which resulted in unspecified damages. EMJ and the other defendants filed motions for summary judgment, and on June 15, 2004, the federal District Court for the Western District of Oklahoma entered an order granting the motions for summary judgment of each of the defendants including EMJ and dismissed the case. The time for an appeal expires on July 15, 2004.

The Company is involved in other litigation or legal matters in the normal course of business. In the opinion of management, these matters will be resolved without a material impact on the Company’s financial position or results of operations.

12. Subsequent Events (unaudited)

The Department of Labor—In December 2003, the Company entered into a merger agreement and an exchange agreement with EMJ, EMJ Metals LLC, a wholly owned subsidiary of EMJ, and the principal stockholders of the Company that provided for a financial restructuring pursuant to which the Company would cease to exist as the parent company of EMJ and the stockholders and noteholder of the Company would receive shares of EMJ common stock based on a fixed exchange ratio. Prior to approval of the transaction, the U.S. Department of Labor (“DOL”) initiated a review of the procedures followed by the Company’s benefits committee in connection with evaluation of the proposed transaction and other strategic alternatives available to the Company and an assessment of whether or not the proposed transaction complied with the terms of the consent order entered on January 29, 2003 and the legal requirements applicable to the Company’s stock bonus plan. The investigation and related discussions with the DOL resulted in delays that, combined with other transactional requirements, precluded the consummation of the financial restructuring on the terms originally proposed. The parties to the merger agreement and exchange agreement executed an agreement terminating the merger agreement and the exchange agreement as of July 30, 2004. Notwithstanding such termination, representatives of the Company’s special committee, Kelso & Company (“Kelso”), EMJ and the benefits committee continued to work on an alternative transaction to restructure the combined capital structure of the Company and EMJ and negotiate a financial restructuring transaction.

In August 2004, the Company and the benefits committee submitted a proposal to the DOL for the amendment of the consent order to change the methodology used in preparing annual valuations for the Company’s stock bonus plan. In connection with the change in valuation methodology, the Company also determined that it would be in the best interests of the plan to make a special contribution of additional shares of the Company’s common stock with respect to the shares of the Company’s common stock held by the stock bonus plan. This contribution (which would be converted into a contribution of EMJ common stock upon consummation of the financial restructuring) would offset the adverse effect on participants in the stock bonus plan, because the change in methodology would cause a significant decrease in the appraised value of the Company’s common stock. This proposal was approved by the DOL on November 17, 2004. On December 16, 2004, the board of directors of the Company approved the amended consent order and the program documents

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

committing to make the special contribution to the stock bonus plan, and on December 17, 2004, the amended consent order was executed by the Company, the benefits committee and the DOL, and on January 3, 2005, the amended consent order was entered by the district court and became effective.

The Company has authorized a special contribution of additional shares of the Company’s common stock or common stock equivalents to (1) the stock bonus plan, (2) the supplemental stock bonus plan and (3) a cash bonus plan. The special contribution will consist of 1.0817 shares of the Company’s common stock or its equivalent with respect to each share of the Company’s common stock held in the stock bonus plan. This amount is equal to (a) the difference between the appraised value as of March 31, 2004 using the old methodology and the appraised value as of March 31, 2004 using the new methodology, divided by (b) the appraised value as of March 31, 2004 using the new methodology, adjusted for the dilutive effect of such contribution. After giving effect to the special contribution, the stock bonus plan participants holding the Company’s common stock will continue to have shares of the Company’s common stock with the same aggregate value, notwithstanding the change in valuation methodology which otherwise would have had the effect of reducing the aggregate value of their equity interests. As of January 12, 2005, there were 2,454,119 shares of the Company’s common stock in the stock bonus plan of which 2,275,628 shares of the Company’s common stock were allocated to the accounts of participants who are still EMJ employees and are eligible to receive the special contribution in the form of common stock contributed to the plan. The special contribution will consist of up to 2,461,547 shares of the Company’s common stock or its equivalent and cash bonuses paid through a new cash bonus plan of approximately $1,056,000 in the aggregate to participants who are no longer employed by EMJ. EMJ charged approximately $17,327,000 in the aggregate to expense with respect to the commitment to make the special contribution in December 2004.

To ensure compliance with the Internal Revenue Code and ERISA requirements, the first contribution will be made after the completion of the plan year ending March 31, 2005. Due to certain Internal Revenue Service rules limiting the amount of contributions that can be made in a single year, the contributions will be made over two years, and affected participants who are no longer employed by EMJ will receive the program benefits in cash payments outside the stock bonus plan. Other Internal Revenue Service rules limit contributions that discriminate in favor of highly compensated employees. The Company has adopted an amendment to the stock bonus plan that provides for stock contributions for the plan years ending March 31, 2005 and March 31, 2006. To the extent legally permissible, each participant will receive the special contribution of 1.0817 additional shares of the Company’s common stock for each share of the Company’s common stock which remained in their account as of the date of the amended consent order in two contributions. To the extent participants do not receive their full allocation under the stock bonus plan over the two years, the program benefits will be provided under a cash bonus plan or through credits of units under a phantom stock plan called the supplemental stock bonus plan. The program has been designed to ensure that each participant will receive the equivalent value of their allocation of the special contribution determined as of the date of the amended consent order, whether or not they continue to be employed by EMJ or continue to be a plan participant.

If the merger and financial restructuring and the public offering are consummated, EMJ will assume the Company’s obligations under all aspects of the program and the stock contributions will be made in EMJ’s common stock.

Merger and Financial Restructuring—The Company, EMJ and Kelso have negotiated a merger and financial restructuring transaction (approved by the boards of the Company and EMJ on December 16, 2004) to be consummated concurrently with an initial public offering (approved by EMJ’s board on September 27, 2004). The transaction will involve a merger between the Company and a wholly owned subsidiary of EMJ pursuant to a merger agreement dated as of December 17, 2004, amended as of January 28, 2005, and further amended as of March 3, 2005. Pursuant to the merger agreement (1) all issued and outstanding shares of the Company’s

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

common stock will be converted into shares of EMJ’s common stock and (2) all issued and outstanding shares of the Company’s 13% Cumulative Preferred Stock, or the series A preferred stock, and the Company’s Variable Rate Cumulative Preferred stock, or the series B preferred stock, will be converted into a combination of cash and shares of EMJ’s common stock. In addition, pursuant to an exchange agreement dated as of December 17, 2004, and amended as of March 3, 2005, Kelso Investment Associates IV, L.P. (“KIA IV”) will, concurrently with and subject to the completion of the merger, exchange all of the outstanding Series A Variable Rate Notes of the Company, or the Company notes, for a combination of cash and shares of EMJ’s common stock and will exchange all rights pursuant to warrant agreements executed by the Company entitling KIA IV to purchase shares of the common stock of the Company for shares of EMJ’s common stock. Each of the Kelso funds will vote all shares of the Company’s capital stock held by it in favor of the adoption and approval of the merger agreement and the merger. The value of the shares of EMJ’s common stock for use as merger consideration will be determined by the price at which a share of EMJ’s common stock is sold in its initial public offering to be consummated concurrently with the merger. The net proceeds of the initial public offering will be allocated to the payment of the cash consideration for the series A preferred stock, series B preferred stock and Holding notes upon consummation of the merger and financial restructuring in accordance with the terms of the merger agreement and the exchange agreement.

The consummation of the merger and financial restructuring is subject to various remaining conditions, including the approval of the merger and financial restructuring by the holders of the Company’s common stock and series B preferred stock voting together as a class (including and excluding shares held by the Kelso funds and other Kelso affiliates) and the holders of the series A preferred stock voting separately as a class (including and excluding shares held by the Kelso funds and other Kelso affiliates). In addition, the consummation of the merger and financial restructuring and the initial public offering are conditioned upon one another. There is no assurance that the proposed merger and financial restructuring will be approved by the requisite vote of the Company’s stockholders, that the initial public offering will be completed successfully or that the other conditions to completion of the transaction will be satisfied.

Contingencies—As soon as practicable after, and conditioned upon consummation of, the public offering, EMJ has committed to pay a taxable initial public offering bonus to its employees on the closing date who are also participants in the stock bonus plan. The initial public offering bonus plan provides for the payment of a bonus of $7,500,000 in the aggregate to participants and a bonus of $1,000,000 in the aggregate to a certain subset of participants, which will be allocated to each group’s participants in accordance with the plan and based on the number of shares of the Company’s common stock owned in the stock bonus plan.

EMJ’s obligation in regards to the stock contribution discussed in Note 12 is to contribute up to 2,461,547 shares of EMJ’s common stock to the stock bonus plan. The per share price of common stock used in determining the value of the contribution was $7.15 per share. In fiscal 2006 and 2007, when the stock contributions are made, if the market price of the common stock is greater than (less than) the price used for the initial valuation of the contribution, EMJ is required to record an additional expense (benefit) for the difference between the then current market price and the initial share price. EMJ will adjust its remaining stock contribution obligation on a quarterly basis until the share contribution has been fulfilled.

Stock-Based Compensation—In December 2004, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, using the modified-prospective transition method, for all employee awards granted, modified or settled after April 1, 2004, as permitted by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123. In accordance with SFAS No. 123, the Company estimated the fair value of options using an option-pricing model, which takes into account assumptions such as

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the dividend yield, the risk-free interest rate, and the expected life of the options. The Company’s common stock is not currently traded on a national securities exchange or an over-the-counter market, and therefore an effectively zero percent volatility was used. The dividend yield is excluded from the calculation, as it is the Company’s intention to retain all future earnings. All stock options had fully vested prior to the adoption of SFAS No. 123.

Subsequent to the adoption of SFAS No. 123, the Company modified, as defined in SFAS No. 123, the terms of its outstanding stock options by adjusting the number of shares that can be purchased pursuant to each option and the exercise price per share to offset the reduction in the appraised value of the Company’s common stock resulting from the change in valuation methodology required by the amended consent order for the Company’s stock bonus plan. As a result of this change, options to purchase 1,731,000 shares of the Company’s common stock at a weighted average exercise price of $5.92 per share were converted into options to purchase 3,053,668 shares of Holding’s common stock at a weighted average exercise price of $3.35 per share. In accordance with SFAS No. 123, modifications made to outstanding options require a stock compensation charge for the difference between the intrinsic value of the outstanding stock options before the modifications and the fair value of the stock options after the modifications, using an option pricing model described above. As a result of the modifications to the outstanding stock options, the Company recorded a stock compensation charge of $1,557,000 during the three months ended December 31, 2004. In connection with the proposed merger and financial restructuring, all of the issued and outstanding options to purchase shares of the Company’s common stock will be converted into options to purchase an equal number of shares of EMJ’s common stock at the same exercise price.

On December 16, 2004, and prior to the modification of the outstanding options, the Company agreed to pay the chief executive officer a cash payment of $3,006,000 (equal to the difference between the appraised value of the Company’s common stock as of March 31, 2004 of $13.76 and the exercise price of $5.41 per share) in consideration of the redemption of options to purchase 360,000 shares of the Company’s common stock held by the chief executive officer.

Clinton Drive (Houston, TX)—In connection with the sale of a surplus facility in Houston, Texas, an environmental investigation of the site detected benzene in the groundwater at the site that we believe came from previously removed diesel/gasoline underground storage tanks. Based on additional sampling and tests, traces of chlorinated solvents were also detected in the groundwater at the site. In connection with the sale of the property, on December 9, 2004, EMJ entered into an agreement with the buyer that provides for us to do the following:

•	file a voluntary clean-up application with the Texas Commission for Environmental Quality, or TCEQ, that commits us to clean-up the soil and groundwater at the site for the benzene and chlorinated solvents to acceptable levels in accordance with TCEQ requirements;

•	fund an escrow account with $0.5 million to be available to complete required clean-up and subsequent monitoring activities; and

•	indemnify the buyer for pre-existing environmental issues on the site based on applicable TCEQ industrial/commercial standards.

EMJ has accrued $0.5 million for the estimated liability from this issue.

Related Party Transaction—On December 16, 2004, EMJ amended its advisory agreement with Kelso and paid Kelso a fee of $6,250,000 in connection with termination of EMJ’s obligation to pay fees to Kelso under the advisory agreement. The obligations of Kelso to provide financial advisory services and of EMJ to reimburse expenses of and provide indemnification to Kelso remained in effect.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Agreement—EMJ amended its Credit Agreement on March 3, 2005, to permit maximum borrowings of $300.0 million. Borrowings under the Credit Agreement bear interest at a base rate (generally defined as the greater of the bank’s prime lending rate or 0.5% over the Federal Funds rate) plus 1.00% or the adjusted Eurodollar rate plus 2.00%. The applicable margin will increase or decrease based on the leverage ratio (as defined) of EMJ. In addition, borrowings under the revolving loans are limited to an amount equal to 85% of eligible trade receivables (as defined) plus 60% of eligible inventories (as defined). The amended credit agreement matures March 3, 2010 and is secured by a lien on all domestic inventory and accounts receivable of EMJ.

Under the Credit Agreement, EMJ is obligated to pay certain fees including an unused commitment fee of 0.375%, payable quarterly in arrears, and letter of credit fees at a rate equal to the applicable Eurodollar margin per annum, payable quarterly in arrears, plus issuance, fronting, amendment and other standard fees.

The Credit Agreement contains a financial covenant in respect of maintenance of a fixed charge coverage ratio (as defined). The Credit Agreement also limits, among other things, the incurrence of liens and other indebtedness, mergers, consolidations, the sale of assets, annual capital expenditures, advances, investments and loans by EMJ and its subsidiaries, dividends and other restricted payments by EMJ and its subsidiaries in respect to their capital stock, and certain transactions with affiliates.

Initial Public Offering—The consummation of the financial restructuring and the initial public offering are subject to various conditions, the approval of the financial restructuring by the holders of the Company’s common stock and series B preferred stock voting together as a class, and the consent of the lenders under EMJ’s credit facility and are conditioned upon one another. There is no assurance that the proposed financial restructuring will be approved by the requisite vote of the Company’s stockholders, that the initial public offering will be completed successfully or that the other conditions to completion of the transaction will be satisfied.

For accounting purposes, the restructuring will be accounted for as a transfer of assets and exchange of shares between entities, EMJ and the Company, under common control. As such, the transaction will be accounted for in a manner similar to a pooling-of-interests. Accordingly, subsequent to the completion of the financial restructuring, the financial position and results of operations of the Company will be included in EMJ’s consolidated financial statements on a historical basis.

Pursuant to the financial restructuring, assuming that the public offering price will be $15.00 per share of EMJ common stock and net proceeds of the public offering are $279,750,000 the following will occur:

•	Exchange of all outstanding Company debt and accrued interest thereon totaling $257,069,318 for $216,631,383 in cash from initial public offering proceeds and 2,695,862 shares of EMJ’s common stock.

•	Exchange of warrants to purchase 2,937,915 shares of Company common stock for 2,935,956 shares of EMJ’s common stock, net of the exercise price of $0.01 per share.

•	Conversion of 11,197,122 issued and outstanding shares (not including 2,141,414 shares held in treasury and retired) of Company common stock into 11,197,122 shares of EMJ common stock.

•	Conversion of 57,573 shares of the Company’s series A preferred stock (not including 189,973 shares held in treasury and retired) for $688.21 cash from initial public offering proceeds and 8.56 shares of EMJ’s common stock.

•	Conversion of 27,882 shares of the Company’s series B preferred stock (not including 3,136 shares held in treasury) for $842.70 in cash from initial public offering proceeds and 10.49 shares of EMJ’s common stock.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	The adjustment to the caption “reclassification to value” represents the cumulative changes in the market value, based on annual appraisals, related to the shares of the Company’s preferred stock and common stock that will be redeemed in the financial restructuring. This will be eliminated as a result of the existing Company preferred stock and common stock being converted for a combination of cash and EMJ’s common stock.

•	Upon completion of the financial restructuring and public offering, subject to the assumptions herein, 37,614,418 shares of EMJ’s common stock will be issued and outstanding.

ANNEX A

COMPOSITE COPY OF

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

EARLE M. JORGENSEN HOLDING COMPANY, INC.,

EARLE M. JORGENSEN COMPANY,

AND

EMJ METALS LLC

Dated as of December 17, 2004,

amended as of January 28, 2005,

and further amended as of March 3, 2005

A-i

A-ii

Page

ARTICLE 12 TERMINATION PRIOR TO CLOSING		A-31
Section 12.1	Termination	A-31
Section 12.2	Effect of Termination	A-31
Section 12.3	Effect of Obligations	A-31

ARTICLE 13 POST CLOSING		A-31
Section 13.1	Tax Treatment	A-31
Section 13.2	Expenses	A-31

ARTICLE 14 MISCELLANEOUS PROVISIONS		A-32
Section 14.1	Entire Agreement	A-32
Section 14.2	Governing Law and Choice of Forum	A-32
Section 14.3	Interpretation	A-32
Section 14.4	Waiver and Amendment	A-32
Section 14.5	Assignment	A-32
Section 14.6	Successors and Assigns	A-32
Section 14.7	Notices	A-32
Section 14.8	Severability	A-33
Section 14.9	Specific Performance	A-33
Section 14.10	Cumulative Remedies	A-33
Section 14.11	Warranty of Authority	A-33
Section 14.12	Third Parties	A-33
Section 14.13	Counterparts	A-33

SCHEDULES
Schedule 5.4	Noncontravention; Consents Required for Holding
Schedule 6.4	Noncontravention; Consents Required for the Company

EXHIBITS
Exhibit A	Exchange Agreement
Exhibit B	Certificate of Formation of EMJ Metals LLC
Exhibit C	Operating Agreement of EMJ Metals LLC
Exhibit D	Amended and Restated Certificate of Incorporation of the Earle M. Jorgensen Company
Exhibit E	Amended and Restated Bylaws of the Earle M. Jorgensen Company
Exhibit F	Stock Bonus Plan Assumption Agreement
Exhibit G	Supplemental Stock Bonus Plan
Exhibit H	Supplemental Stock Bonus Plan Assumption Agreement
Exhibit I	Former Employee Bonus Plan
Exhibit J	Former Employee Bonus Plan Assumption Agreement
Exhibit K	Stock Option Assumption Notice Letter
Exhibit L-1	Sixth Amendment to Stock Bonus Plan
Exhibit L-2	Seventh Amendment to Stock Bonus Plan
Exhibit M	Transfer Restriction Agreement
Exhibit M-1	List of Management Employees to Execute Transfer Restriction Agreement
Exhibit N	Nelson Stockholders Agreement

A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (the “Agreement”) is made as of December 17, 2004, amended as of January 28, 2005, and further amended as of March 3, 2005, by and among Earle M. Jorgensen Holding Company, Inc., a Delaware corporation (“Holding”), Earle M. Jorgensen Company, a Delaware corporation (the “Company”), and EMJ Metals LLC, a Delaware limited liability company (“EMJ Metals LLC”).

RECITALS

A. WHEREAS, Holding and the Company desire to engage in a financial restructuring transaction in which Holding will be merged with and into EMJ Metals LLC, with EMJ Metals LLC surviving (the “Merger”), and pursuant to the Merger (a) all issued and outstanding shares of Holding common stock, $0.01 par value (“Holding Common Stock”) will be converted into shares of common stock, par value $.001 per share, of the Company (the “Common Stock”), and (b) all issued and outstanding shares of Holding’s 13% Cumulative Preferred Stock, $0.01 par value (the “Series A Preferred Stock”) and Holding’s Variable Rate Cumulative Preferred Stock, $0.01 par value (the “Series B Preferred Stock”), will be converted into a combination of cash and Common Stock, as specified below.

B. WHEREAS, pursuant to an exchange agreement (the “Exchange Agreement”) in the form of Exhibit A, Kelso Investment Associates IV, L.P., a Delaware limited partnership (“KIA IV”), has agreed with Holding and the Company that concurrently with and subject to the completion of the Merger, KIA IV will exchange all of the outstanding Series A Variable Rate Notes of Holding (the “Series A Variable Rate Notes”) and Holding Warrants (as defined below) held by it for a combination of shares of Common Stock and cash, as specified in the Exchange Agreement (the “Exchange”), and KIA IV and each of Kelso Investment Associates, L.P., a Delaware limited partnership (“KIA”), Kelso Equity Partners II, L.P., a Delaware limited partnership (“KEP II”), and KIA III-Earle M. Jorgensen, L.P., a Delaware limited partnership (“KIA III” and collectively with KIA, KEP II, and KIA IV, the “Kelso Entities”), have agreed with Holding and the Company that they will vote all shares of capital stock of Holding held by the Kelso Entities in favor of the adoption and approval of this Agreement and the Merger and financial restructuring.

C. WHEREAS, in connection with and immediately prior to the completion of the Merger, the Company will amend and restate its certificate of incorporation and its bylaws.

D. WHEREAS, Holding currently maintains (a) a Stock Bonus Plan (as defined in Section 1.1) and (b) a Stock Option Plan (as defined in Section 1.1) for the benefit of certain employees of the Company, and in connection with the Merger, the Company will assume all of the obligations of Holding under the Stock Bonus Plan and will assume the obligations of Holding with respect to the options outstanding under the Stock Option Plan.

E. WHEREAS, the Company has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 to register its initial public offering of Common Stock (the “IPO”), which offering will close simultaneously with the closing of the Merger.

F. WHEREAS, Holding and the United States Department of Labor (the “DOL”) have agreed to an amendment to that certain Consent Order and Release dated January 27, 2003, entered in connection with Civil Action No. SACV 02 257 DOL (MLGx).

G. WHEREAS, Holding has committed to make contributions of Holding Common Stock to its Stock Bonus Plan, credit certain Stock Bonus Plan participants with units representing the cash value of shares of Holding Common Stock under a supplemental stock bonus plan and pay cash bonuses directly to certain former employees who are still participants in the Stock Bonus Plan. The maximum aggregate number of shares to be contributed to the Stock Bonus Plan and units that would be credited under a supplemental stock bonus plan would be 2,496,703 shares of Holding Common Stock, and the amount of cash bonuses paid to Stock Bonus Plan participants who were former employees as of March 31, 2004, was $1,416,905 (collectively, the “Special SBP Contribution”).

H. WHEREAS, in connection with the Merger and the IPO the Company will adopt a stock incentive plan for the benefit of its employees, directors and consultants.

I. WHEREAS, the respective boards of directors of Holding and the Company and the sole member of EMJ Metals LLC have approved this Agreement and approved the Merger and the other actions contemplated by this Agreement; and

J. WHEREAS, this Agreement and the Exchange Agreement are intended to constitute a single plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and the transactions contemplated by this Agreement and the transactions contemplated by the Exchange Agreement are intended to be made pursuant to that plan of reorganization.

AGREEMENT

In consideration of the foregoing recitals and the respective covenants, agreements, representations and warranties contained herein, the parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Defined Terms. For purposes of this Agreement, the following terms shall have the following meanings:

“Action” shall mean any action, claim, suit, litigation, proceeding, arbitration, mediation or other dispute.

“Aggregate Conversion Value of the Series A Preferred Stock” means the aggregate Appraised Value of the Series A Preferred Stock for all shares of Series A Preferred Stock issued and outstanding as of the Effective Time, plus accumulated and unpaid dividends thereon from April 1, 2004 through September 29, 2004.

“Aggregate Conversion Value of the Series B Preferred Stock” means the aggregate Liquidation Value of the Series B Preferred Stock for all shares of Series B Preferred Stock issued and outstanding as of the Effective Time.

“Aggregate Prepayment Amount of the Holding Notes” means the aggregate unpaid principal amount of all of the Series A Variable Rate Notes, plus all accrued and unpaid interest, if any, payable thereon through September 29, 2004.

“Amended and Restated Second Amendment to Second Amended and Restated Credit Agreement and Consents” shall mean the Amended and Restated Second Amendment to Second Amended and Restated Credit Agreement and Consents, dated as of December 14, 2004, and entered into by and among Holding, the Company, the banks and other financial institutions signatory thereto that are parties as lenders to the Credit Agreement, and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as agent for the lenders.

“Amended Certificate of Incorporation of Holding” shall mean the Amended and Restated Certificate of Incorporation of Holding as filed with the Secretary of State of the State of Delaware on March 8, 1990, as amended.

“Amended DOL Consent Order” shall mean that certain Amended Consent Order entered as of January 3, 2005 amending the DOL Consent Order.

“Annual Repurchases from Former Employees” shall mean the annual repurchases of Holding capital stock from former employees of the Company and Holding pursuant to and in accordance with the Stock Bonus Plan and the Holding Stockholders Agreement that occur each year in or about September, after the receipt of the annual appraisal of Holding capital stock required by the Stock Bonus Plan.

“Ancillary Agreements” shall mean the Company Stock Incentive Plan, Sixth Amendment to the Stock Bonus Plan, the Seventh Amendment to the Stock Bonus Plan, Stock Bonus Plan Assumption Agreement, the Former Employees Bonus Plan, the Former Employees Bonus Plan Assumption Agreement, the Supplemental Stock Bonus Plan, the Supplemental Stock Bonus Plan Assumption Agreement, the Stock Option Assumption Notice Letter, the Exchange Agreement, the Transfer Restriction Agreement and the Operating Agreement, each as defined below.

“Appraised Value of the Series A Preferred Stock” means the appraised value of a share of Series A Preferred Stock as specified in the March 31, 2004 appraisal by Duff & Phelps for the Stock Bonus Plan, or $749.42.

“Assumed Options” shall have the meaning set forth in Section 2.4.

“Benefits Committee” shall mean the Benefits Committee of Holding.

“Books and Records” shall mean all books, ledgers, files, records, manuals and other materials (in any form or medium) related to the business of Holding or the Company.

“Cash Proceeds Allocated to Preferred Stock” means the product of (a) the Cash Proceeds Allocated to Preferred Stock and Holding Notes and (b) the fraction determined by dividing (x) the sum of the Aggregate Conversion Value of the Series A Preferred Stock plus the Aggregate Conversion Value of the Series B Preferred Stock by (y) the sum of the Aggregate Conversion Value of the Series A Preferred Stock, the Aggregate Conversion Value of the Series B Preferred Stock and the Aggregate Prepayment Amount of the Holding Notes.

“Cash Proceeds Allocated to Series A Preferred Stock” means the product of (a) the Cash Proceeds Allocated to Preferred Stock and Holding Notes and (b) the fraction determined by dividing (i) the Aggregate Conversion Value of the Series A Preferred Stock by (ii) the sum of the Aggregate Conversion Value of the Series A Preferred Stock, the Aggregate Conversion Value of the Series B Preferred Stock and the Aggregate Prepayment Amount of the Holding Notes.

“Cash Proceeds Allocated to Series B Preferred Stock” means the product of (a) the Cash Proceeds Allocated to Preferred Stock and Holding Notes and (b) the fraction determined by dividing (i) the Aggregate Conversion Value of the Series B Preferred Stock by (ii) the sum of the Aggregate Conversion Value of the Series A Preferred Stock, the Aggregate Conversion Value of the Series B Preferred Stock and the Aggregate Prepayment Amount of the Holding Notes.

“Cash Proceeds Allocated to Preferred Stock and Holding Notes” means the net cash proceeds of the IPO that are allocated to the redemption of the Preferred Stock of Holding and the repurchase of the Series A Variable Rate Notes, as determined by the Company and the managing underwriters for the IPO, including proceeds of the over-allotment option, if any.

“Certificate of Designation of the Series B Preferred Stock” means the Certificate of Designation as filed with the Secretary of State of the State of Delaware on December 13, 1991.

“Certificate of Formation” shall have the meaning set forth in Section 3.1.

“Certificate of Incorporation” shall have the meaning set forth in Section 4.1.

“Certificate of Merger” shall have the meaning set forth in Section 2.2.

“Certificates” shall have the meaning set forth in Section 2.6.

“Closing” shall have the meaning set forth in Section 11.1.

“Closing Date” shall have the meaning set forth in Section 11.1.

“Code” shall have the meanings set forth in the last whereas clause of the opening recitals.

“Commission” shall mean the United States Securities and Exchange Commission.

“Common Stock” shall have the meaning set forth in the first whereas clause of the opening recitals.

“Company SEC Documents” shall have the meaning set forth in Section 6.7.

“Company Stock Incentive Plan” shall mean that certain 2004 Stock Incentive Plan of the Company dated as of December 17, 2004.

“Consents” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Credit Agreement” shall mean that Second Amended and Restated Credit Agreement by and among Holding, the Company, various financial institutions, Bankers Trust Company (as agent) and Deutsche Bank Securities Inc. (as lead arranger and sole book runner) dated as of March 3, 1993, amended and restated as of March 24, 1998 and further amended and restated as of April 12, 2002, as further amended to the date hereof.

“Damages” shall mean any claim, demand, loss, liability, damage or expense, including, without limitation, interest, penalties and reasonable attorneys’, accountants’ and experts’ fees and costs of investigation incurred as a result thereof.

“Dissenting Shares” shall have the meaning set forth in Section 2.12.

“DGCL” shall mean the Delaware General Corporation Law.

“DOL Consent Order” shall mean that certain Consent Order and Release dated January 27, 2003, entered in connection with Civil Action No. SACV 02 257 DOL (MLGx).

“Duff & Phelps” shall mean Duff & Phelps, LLC, the independent financial advisor to the Benefits Committee as fiduciary of the Stock Bonus Plan.

“Duff & Phelps Opinion” shall have the meaning set forth in Section 5.9.

“Effective Time” shall have the meaning set forth in Section 2.2.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statute, including the rules and regulations promulgated thereunder.

“Exchange” shall have the meaning set forth in the second whereas clause of the opening recitals.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agreement” means that certain Exchange Agreement, dated as of the date hereof, among Holding, the Company, each of the Kelso Entities and the Stockholders, in the form attached hereto as Exhibit A.

“Financial Advisory Agreement” shall mean that certain letter agreement, dated as of March 19, 1990, by and between Kelso and the Company, pursuant to which Kelso provides certain consulting and advisory services to the Company.

“Former Employees Bonus Plan” shall mean that certain Former Employees Bonus Plan of Holding, dated as of December 17, 2004, attached hereto as Exhibit I.

“Former Employees Bonus Plan Assumption Agreement” shall mean that certain Former Employees Bonus Plan Assumption Agreement, to be dated as of the Closing Date, between Holding and the Company, attached hereto as Exhibit J.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Holding” shall have the meaning set forth in the opening paragraph.

“Holding Common Stock” shall have the meaning set forth in the first whereas clause of the opening recitals.

“Holding Option” shall mean each option to purchase Holding Common Stock issued by Holding to any participant of the Holding Stock Option Plan.

“Holding Stock Option Plan” shall mean the Earle M. Jorgensen Holding Company, Inc. Stock Option Plan effective January 30, 1997, as amended to the date hereof.

“Holding Stock Option Plan Amendment” shall mean that certain Amendment to the Earle M. Jorgensen Holding Company, Inc. Option Plan, dated December 16, 2004, to the Holding Stock Option Plan, attached hereto as Exhibit O.

“Holding Stockholders’ Agreement” shall mean that certain Amended and Restated Stockholders Agreement of Holding dated as of September 14, 1990, as amended.

“Holding Warrant” shall mean any right pursuant to a warrant agreement executed by Holding entitling the recipient thereof to purchase shares of Holding Common Stock.

“Indenture” shall mean that certain Indenture Agreement by and between the Company and The Bank of New York dated as of May 22, 2002.

“IPO” shall have the meaning set forth in the fifth whereas clause of the opening recitals.

“IPO Prospectus” shall have the meaning set forth in Section 9.2

“IPO Price” shall mean the price of a share of Common Stock sold to the public in the IPO before deducting underwriters’ discounts and commissions.

“IPO Registration Statement” shall have the meaning set forth in Section 9.2

“KIA” shall have the meaning set forth in the second whereas clause of the opening recitals.

“KIA III” shall have the meaning set forth in the second whereas clause of the opening recitals.

“KIA IV” shall have the meaning set forth in the second whereas clause of the opening recitals.

“Kelso” shall mean Kelso & Company, L.P., a Delaware limited partnership.

“Kelso Affiliates” shall mean, collectively, William A. Marquard, George E. Matelich, Frank T. Nickell, David M. Roderick and Thomas R. Wall, IV.

“Kelso Entities” shall have the meaning set forth in the second whereas clause of the opening recitals.

“KEP II” shall have the meaning set forth in the second whereas clause of the opening recitals.

“Laws” shall mean all foreign, federal, state or local statutes, regulations, ordinances, orders, decrees, or any other laws, common law theories or reported decisions of any foreign, federal or state court including, without limitation, now or at any time hereafter in effect.

“Liens” shall mean any mortgage, pledge, hypothecation, right of others, claim, security interest, encumbrance, lease, sublease, license, occupancy agreement, adverse claim or interest, easement, covenant, encroachment, burden, title defect, title retention agreement, voting trust agreement, interest, equity, option, lien, right of first refusal, charge or other restrictions or limitations of any nature whatsoever, other than restrictions on the offer and sale of securities under federal and state securities laws.

“Liquidation Value of the Series B Preferred Stock” means the Liquidation Value of a share of Series B Preferred Stock as specified in Section 4 of the Certificate of Designation of the Series B Preferred Stock, or $1,000.00.

“Merger” shall have the meaning set forth in the first whereas clause of the opening recitals.

“Merger Consideration” shall mean the cash and/or shares of Common Stock to be received as consideration pursuant to the Merger with respect to each share of Holding Common Stock, Series A Preferred Stock and Series B Preferred Stock.

“Merger Registration Statement” shall have the meaning set forth in Section 9.1.

“Nelson Stockholder Agreement” means the stockholder agreement between the Company and Maurice S. Nelson, Jr. attached hereto as Exhibit N.

“Operating Agreement” means the operating agreement of EMJ Metals LLC, dated as of December 17, 2003 and as referenced in Section 3.2.

“Participant” shall have the meaning assigned thereto in the Stock Bonus Plan.

“Person” shall mean any individual, Entity or Governmental Body.

“Pledged Shares” shall have the meaning set forth in Section 11.5(g).

“Preferred Stock” shall mean the Series A Preferred Stock and the Series B Preferred Stock.

“Preliminary IPO Price” shall mean the preliminary price of a share of Common Stock to be sold to the public in the IPO before deducting underwriters’ discounts and commissions, as estimated by the underwriters at the time the Proxy Statement-Prospectus is mailed to the Holding stockholders, which shall be the mid-point of the range of prices set forth on the cover of the Preliminary IPO Prospectus at such time of mailing.

“Preliminary IPO Prospectus” shall mean that certain preliminary IPO prospectus, which reflects the anticipated selling price per share of EMJ common stock in the IPO and the estimated net proceeds to be raised by the Company in the IPO, and will be used by the underwriters in connection with their marketing efforts on behalf of the IPO (commonly referred to as the “red herring prospectus”).

“Proxy Statement-Prospectus” shall have the meaning set forth in Section 9.1.

“Registration Statements” shall mean that certain Merger Registration Statement on Form S-4 and that certain IPO Registration Statement on Form S-1, each as filed with the Commission by the Company in connection with the transactions contemplated by this Agreement.

“Representatives” shall mean any officer, director, principal, stockholder, partner, attorney, accountant, advisor, agent, trustee, employee or other representative of a party.

“Required Vote” shall have the meaning set forth in Section 9.4(b).

“Restated Bylaws” shall have the meaning set forth in Section 4.2.

“Restated Certificate” shall have the meaning set forth in Section 4.1.

“Restructuring Agreement” shall mean that certain Restructuring Agreement by and between Holding and KIA IV dated as of March 3, 1993, as amended to the date hereof.

“Securities Act” shall mean the Securities Exchange Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series A Merger Consideration” means a combination of cash and Common Stock (valued at the IPO Price) that is equal to $816.68. The cash portion of the Series A Merger Consideration will be equal to the quotient determined by dividing (a) the Cash Proceeds Allocated to the Series A Preferred Stock by (b) the number of shares of Series A Preferred Stock issued and outstanding as of the Effective Time. The number of shares of Common Stock to be issued as Series A Merger Consideration in respect of each share of Series A Preferred Stock outstanding as of the Effective Time will be equal to the quotient determined by dividing (a) the difference of $816.68, less (ii) the cash portion of the Series A Merger Consideration determined pursuant to the preceding sentence by (b) the IPO Price.

“Series B Merger Consideration” means a combination of cash and Common Stock (valued at the IPO Price) that is equal to the Liquidation Value of a share of the Series B Preferred Stock. The cash portion of the Series B Merger Consideration will be equal to the quotient determined by dividing (a) the Cash Proceeds Allocated to the Series B Preferred Stock by (b) the number of shares of Series B Preferred Stock issued and outstanding as of the Effective Time. The number of shares of Common Stock to be issued as Series B Merger Consideration in respect of each share of Series B Preferred Stock outstanding as of the Effective Time will be equal to the quotient determined by dividing (a) the difference of (i) the Liquidation Value of the Series B Preferred Stock less (ii) the cash portion of the Series B Merger Consideration determined pursuant to the preceding sentence by (b) the IPO Price.

“Series A Preferred Stock” shall have the meaning set forth in the first whereas clause of the opening recitals.

“Series A Variable Rate Notes” shall have the meaning set forth in the second whereas clause of the opening recitals.

“Series B Preferred Stock” shall have the meaning set forth in the first whereas clause of the opening recitals.

“Seventh Amendment to Stock Bonus Plan” shall mean that certain Seventh Amendment to the Earle M. Jorgensen Employee Stock Ownership Plan (as amended and restated effective as of April 1, 2001), dated as of December 17, 2004, attached hereto as Exhibit L-2.

“Shares” shall mean collectively all of the issued and outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Holding Common Stock.

“Sixth Amendment to Stock Bonus Plan” shall mean that certain Sixth Amendment to the Earle M. Jorgensen Employee Stock Ownership Plan (as amended and restated effective as of April 1, 2001), dated as of December 17, 2004, attached hereto as Exhibit L-1.

“Special Committee” shall mean the Special Committee on Recapitalization of the board of directors of Holding.

“Staff” shall having the meaning set forth in Section 9.1.

“Stock Bonus Plan” shall mean that certain Amended and Restated Employee Stock Ownership Plan of Holding, effective as of April 1, 2001, as amended from time to time.

“Stock Bonus Plan Assumption Agreement” shall mean that certain Stock Bonus Plan Assumption Agreement, by and between Holding and the Company to be dated as of the Closing Date and attached hereto at Exhibit F.

“Stock Option Assumption Notice Letter” shall mean that certain letter from the Company to each holder of Holding Options, dated as of the Effective Time, in substantially the form attached hereto at Exhibit K.

“Stock Pledge Agreement” shall mean that certain Stock Pledge Agreement, dated as of March 11, 1993, between Holding and KIA IV.

“Subsidiary” shall mean any corporation, partnership, limited liability company or partnership, joint venture or other entity in which a party either owns capital stock or is a partner or is in some other manner directly or indirectly affiliated through a direct or indirect investment or participation in the equity of such entity and “Subsidiaries” shall mean all such entities in which a party has any interest.

“Supplemental Stock Bonus Plan” shall mean that certain Supplement Stock Bonus Plan of Holding, dated as of December 17, 2004 and attached hereto as Exhibit G.

“Supplemental Stock Bonus Plan Assumption Agreement” shall mean that certain Supplemental Stock Bonus Plan Assumption Agreement, by and between Holding and the Company, to be dated as of the Closing Date and attached hereto as Exhibit H.

“Surviving Company” shall have the meaning set forth in Section 2.1.

“Transfer Restriction Agreement” means that certain agreement, dated as of the date of this Agreement and effective as of the Closing Date, to be entered into by and between the Company and certain stockholders of Holding who are members of management of the Company, in substantially the form attached hereto as Exhibit M.

“Trustee” means the trustee of the Stock Bonus Plan.

“Wachovia Opinion” shall have the meaning set forth in Section 5.8.

“Wachovia Securities” shall mean Wachovia Capital Markets, LLC, the financial advisor to the Special Committee.

Section 1.2 Other Defined Terms. All other capitalized terms referenced above, but not defined, shall have the meanings given to them as referenced elsewhere in this Agreement.

ARTICLE 2

THE MERGER

Section 2.1 The Merger; Effect of the Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Holding shall be merged with and into EMJ Metals LLC and the separate corporate existence of Holding shall cease, and EMJ Metals LLC shall be the surviving entity in the Merger (in such capacity, the “Surviving Company”). The Merger shall be pursuant to the provisions of, and shall be with the effect provided in the DGCL. In accordance with the DGCL and except as otherwise set forth herein, all of the rights, privileges, property, powers and franchises of Holding and EMJ Metals LLC shall vest in the Surviving Company, and all of the debts, liabilities and duties of Holding and EMJ Metals LLC shall become the debts, liabilities and duties of the Surviving Company.

Section 2.2 Effective Time; Filing of Certificate of Merger. Subject to the terms of this Agreement, the parties shall cause the Merger to be consummated by filing a properly executed certificate of merger with the Secretary of State of the State of Delaware satisfying the applicable requirements of the DGCL (the “Certificate of Merger”). The Merger shall become effective at the time of such filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date or time as Holding and EMJ Metals LLC shall agree and specify in the Certificate of Merger (the “Effective Time”).

Section 2.3 Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Holding, the Company, EMJ Metals LLC, or any stockholder of Holding:

(a) Each issued and outstanding share of Holding Common Stock held by any stockholder of Holding (other than Holding, the Company or any Subsidiary of the Company or any stockholder who has properly exercised and perfected dissenter’s rights under Section 262 of the DGCL) immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of any Person become and be converted into one validly issued, fully paid and non-assessable share of Common Stock. Each stock certificate of Holding evidencing ownership of shares of Holding Common Stock held by any such stockholder of Holding shall, following the Merger, evidence ownership by such stockholder of an equal number of shares of Common Stock.

(b) Each issued and outstanding share of Series A Preferred Stock held by any stockholder of Holding (other than Holding, the Company or any Subsidiary of the Company or any stockholder who has properly exercised and perfected dissenter’s rights under Section 262 of the DGCL) immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of any party become and be converted into the right to receive the Series A Merger Consideration. Each stock certificate of Holding evidencing ownership of shares of Series A Preferred Stock shall, following the Merger, evidence ownership by such stockholder of the Series A Merger Consideration.

(c) Each issued and outstanding share of Series B Preferred Stock held by any stockholder of Holding (other than Holding, the Company or any Subsidiary of the Company or any stockholder who has properly exercised and perfected dissenter’s rights under Section 262 of the DGCL) immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of any party become and be converted into the right to receive the Series B Merger Consideration. Each stock certificate of Holding evidencing ownership of any such shares of Series B Preferred Stock shall, following the Merger, evidence ownership by such stockholder of the Series B Merger Consideration.

(d) Each share of Holding Common Stock, Series A Preferred Stock and Series B Preferred Stock held by Holding, the Company or any Subsidiary of the Company (or held in the treasury of Holding) immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(e) Each share of Common Stock held by Holding, the Company or any Subsidiary of the Company (or held in the Company’s treasury) immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.4 Outstanding Holding Stock Options. At the Effective Time, each Holding Option, whether vested or unvested, that is then outstanding and unexercised pursuant to Holding’s Stock Option Plan shall be assumed by the Company and become an option to purchase an equal number of shares of Common Stock, at a per share exercise price equal to the exercise price of such Holding Option (an “Assumed Option”). The Company shall reserve a sufficient number of shares of Common Stock for issuance upon exercise of the Assumed Options.

Section 2.5 Distributions with respect to Shares of Holding Capital Stock. No dividends or other distributions on Holding capital stock having a record date after September 29, 2004 and payable to the holders of record thereof after September 29, 2004 will be paid to persons entitled by reason of the Merger to receive Common Stock.

Section 2.6 Conversion Procedures.

(a) Prior to the Effective Time, the Company shall appoint an exchange/paying agent reasonably acceptable to Holding (the “Exchange Agent”) for the purpose of exchanging Certificates (as defined below) for the Merger Consideration. At or prior to the Effective Time, the Company shall deposit, or cause to be deposited, with the Exchange Agent the certificates representing the shares of Common Stock comprising the non-cash portion of the aggregate Merger Consideration. The Company agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay the cash portion of the aggregate Merger Consideration, provided that such amount shall be reduced to the extent of any deduction or withholding required by any provision of federal, state, local or foreign tax law.

(b) Promptly after the Effective Time, the Company shall mail, or cause the Exchange Agent to mail, to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) (i) a form of letter of transmittal, in a form reasonably satisfactory to the parties (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Company) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of Certificates for cancellation to the Company, together with such letter of transmittal, each duly executed, and any other reasonably required documents, the holder of such Certificates shall be entitled to receive for each of the Shares represented by such Certificates, the per share Merger Consideration as set forth in Section 2.3, without interest, allocable to such Certificates and the Certificates so surrendered shall forthwith be canceled; provided, however, that, in the case of Shares of Series A Preferred Stock and Series B Preferred Stock, until the expiration of the period for exercise of the over-allotment option, in accordance with Section 9.16, the Exchange Agent will withhold from the holders of Shares of Series A Preferred Stock and Series B Preferred Stock that portion of the Merger Consideration that is equal to the number of shares of Common Stock, valued on a per share basis at the IPO Price, which are equal in aggregate value to the additional cash that would be paid as Merger Consideration in respect of Shares of Series A Preferred Stock and Series B Preferred Stock, assuming the underwriters elected to exercise their over-allotment option in full. After the expiration of the period for exercise of the over-allotment option, the Exchange Agent will distribute to the holders of the Series A Preferred Stock and the Series B Preferred Stock the balance of their Merger Consideration as determined in accordance with Section 9.16. Until surrendered as contemplated by this Section 2.6, such Certificates shall represent solely the right to receive the Merger Consideration allocable to such Certificates.

Section 2.7 Transfers of Ownership. If any portion of the Merger Consideration is to be paid to a Person other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Company any transfer or other taxes required by reason of the issuance of certificates for such Shares in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Company that such tax has been paid or is not applicable.

Section 2.8 No Liability. Neither the Company nor the Surviving Company shall be liable to any holder or former holder of Shares or to any other Person with respect to any shares of Common Stock (or dividends or distributions with respect thereto), or for any amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Laws.

Section 2.9 Transfer of Shares after the Effective Time. All applicable per share Merger Consideration issued upon the surrender for exchange of Shares in accordance with the terms hereof (including any cash paid in respect thereof) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares and, as of and after the Effective Time, no further registration of transfers of shares of Holding shall be made. If, after the Effective Time, Certificates are presented to Holding, the Company or EMJ Metals LLC for any reason, they shall be canceled and exchanged for the applicable per share consideration as provided in this Article 2.

Section 2.10 Lost, Stolen or Destroyed Certificates. In the event any Certificates evidencing Shares shall have been lost, stolen or destroyed, the Company shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable per share consideration with respect thereto, and any dividends or other distributions to which the holders thereof are entitled; provided, however, that the Company may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a customary bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Company or the Surviving Corporation with respect to the Certificates alleged to have been lost, stolen or destroyed.

Section 2.11 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, any Shares outstanding immediately prior to the Effective Time and that are held by Persons who shall have properly delivered a written demand for payment of the fair cash value of such Shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the applicable Merger Consideration as provided in Section 2.3. Such Persons shall be entitled only to such rights as are granted under Section 262 of the DGCL, except that all Dissenting Shares held by persons who fail to perfect or who effectively withdraw or lose their rights as dissenting shareholders in respect of such shares under Section 262 of the DGCL shall thereupon be deemed to have been converted, as of the Effective Time, into the right to receive the applicable Merger Consideration without interest thereon, upon surrender of the Certificate therefor in the manner provided above.

(b) Holding shall give the Company (i) prompt notice of any demands by dissenting shareholders received by Holding, withdrawals of such demands and any other instruments served on Holding in accordance with Delaware law and any material correspondence received by Holding in connection with such demands and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands occurring prior to the Effective Time. Prior to the Effective time, Holding shall not, except with the prior written consent of the Company, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands. Any funds paid to dissenting shareholders shall be paid solely out of the assets of the Company and Holding shall not contribute funds to fund payments to dissenting shareholders, assume the Surviving Corporation’s obligation to make such payment, or otherwise reimburse the Company or EMJ Metals LLC, directly or indirectly, for such payment.

Section 2.12 Fractional Shares.

(a) No fractional shares of Common Stock shall be issued in connection with the Merger and no dividend or distribution with respect to shares of Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to any rights as a stockholder of the Company.

(b) The Company shall pay to the Exchange Agent an amount in cash sufficient for the Exchange Agent to pay each holder of Holding Common Stock, Series A Preferred Stock and Series B Preferred Stock an amount in cash equal to: the product of (A) the fractional share interest of a share of Common Stock to which such holder otherwise would be entitled (after taking into account all shares of Holding Common Stock, Series A Preferred Stock and Series B Preferred Stock held at the Effective Time by such holder) multiplied by (B) the IPO Price.

(c) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Holding Common Stock, Series A Preferred Stock and Series B Preferred Stock with respect to any fractional share interests, the Exchange Agent shall promptly request such amount from the Company and promptly upon receipt thereof pay such amounts to such holders of Holding Common Stock, Series A Preferred Stock and Series B Preferred Stock.

Section 2.13 Withholding Rights. Each of Holding, the Surviving Company and the Company shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any Person pursuant to this Article II such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law including any withholding from any payment that is treated as wages or compensation for the performance of services. The Company or the Surviving Company, as the case may be, shall effect such withholdings by withholding sufficient cash for (i) federal income tax at the supplemental wage rate and (ii) at the rate provided under any applicable state law, with respect to stock disbursements under Article II. To the extent that amounts are so withheld by the Surviving Company or the Company, as the case may be, such withheld amounts shall be paid over to the applicable taxing authority and shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Holding Common Stock, Series A Preferred Stock and Series B Preferred Stock in respect of which such deduction and withholding was made by the Surviving Company or the Company.

ARTICLE 3

THE SURVIVING COMPANY

Section 3.1 Certificate of Formation of EMJ Metals LLC. The certificate of formation of the Surviving Company (the “Certificate of Formation”) shall be the Certificate of Formation of EMJ Metals LLC attached hereto as Exhibit B.

Section 3.2 Operating Agreement of EMJ Metals LLC. The Operating Agreement of the Surviving Company shall be the operating agreement of EMJ Metals LLC attached hereto as Exhibit C.

Section 3.3 Managing Member of EMJ Metals LLC. The managing member of EMJ Metals LLC immediately prior to the Effective Time shall be the managing member of the Surviving Company after the Effective Time.

Section 3.4 Additional Actions. If, at any time after the Effective Time, the Surviving Company shall consider or be advised that consistent with the terms of this Agreement any further assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Company, title to and possession of any property or right of Holding acquired or to be acquired by reason of, or as a result of, the Merger, or (b) otherwise to carry out the purposes of this Agreement, then, subject to the terms and conditions of this Agreement, Holding and its officers and directors shall be deemed to have granted to the Surviving Company an irrevocable power of attorney to execute and deliver all such deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such property or rights in the Surviving Company and otherwise to carry out the purposes of this Agreement, and the managing member of the Surviving Company is fully authorized in the name of Holding to take any and all such action.

ARTICLE 4

THE COMPANY

Section 4.1 Amended and Restated Certificate of Incorporation of the Company. The certificate of incorporation of the Company (the “Certificate of Incorporation”) shall have been amended and restated as of the Effective Time to conform to Exhibit D attached hereto (the “Restated Certificate”).

Section 4.2 Bylaws. The bylaws of the Company shall have been amended and restated as of the Effective Time to conform to Exhibit E (the “Restated Bylaws”).

Section 4.3 Directors and Officers of the Company. The directors and officers of the Company in office immediately prior to the Effective Time shall continue to be the directors and the officers of the Company.

Section 4.4 Stock Bonus Plan of the Company. At the Effective Time, the Stock Bonus Plan of Holding in effect immediately prior to the Effective Time shall have been assumed by the Company pursuant to Stock Bonus Plan Assumption Agreement in the form attached hereto as Exhibit F and shall continue in full force and effect until amended and changed in the manner prescribed by the provisions of the Stock Bonus Plan.

Section 4.5 Supplemental Stock Bonus Plan of the Company. At the Effective Time, the Supplemental Stock Bonus Plan of Holding, attached hereto as Exhibit G, in effect immediately prior to the Effective Time shall have been assumed by the Company pursuant to the Supplemental Stock Bonus Plan Assumption Agreement in the form attached hereto as Exhibit H and shall continue in full force and effect until amended and changed in the manner prescribed by the provisions of the Supplemental Stock Bonus Plan.

Section 4.6 Former Employee Bonus Plan of the Company. At the Effective Time, the Former Employee Bonus Plan of Holding, attached hereto as Exhibit I, in effect immediately prior to the Effective Time shall have been assumed by the Company pursuant to Former Employee Bonus Plan Assumption Agreement in the form attached hereto as Exhibit J and shall continue in full force and effect until amended and changed in the manner prescribed by the provisions of the Former Employee Bonus Plan.

Section 4.7 Stockholders’ Agreement. At the Effective Time, the Amended and Restated Stockholders’ Agreement of Holding, as amended and in effect immediately prior to the Effective Time (the “Holding Stockholders’ Agreement”), shall have been terminated and deemed to be of no further force and effect.

Section 4.8 Stock Options. At the Effective Time, the Holding Options issued pursuant to the Holding Stock Option Plan and the obligations of Holding thereunder shall have been assumed by and become obligations of the Company pursuant to Stock Option Assumption Notice Letters in the form attached hereto as Exhibit K and shall continue in full force and effect until amended and changed in the manner prescribed by the provisions of such option agreements.

Section 4.9 Additional Actions. If, at any time after the Effective Time, the Company shall consider or be advised that consistent with the terms of this Agreement any further assignments or assurances in law or any other acts are necessary or desirable to carry out the purposes of this Agreement, then, subject to the terms and conditions of this Agreement, Holding and its officers and directors shall be deemed to have granted to the Company an irrevocable power of attorney to execute and deliver all such deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such property or rights in the Company and otherwise to carry out the purposes of this Agreement, and the Company’s directors and officers are fully authorized in the name of Holding to take any and all such action.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF HOLDING

Holding hereby represents and warrants to the Company and EMJ Metals LLC that the following statements are true and complete and not misleading as of the date of this Agreement:

Section 5.1 Organization and Qualification of Holding. Holding is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 5.2 Power and Authority. Holding has the requisite corporate power, authority and legal right and capacity to enter into this Agreement and the Ancillary Agreements to which Holding is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Holding has the requisite power, authority and legal right and capacity (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

Section 5.3 Authorization; Due Execution and Delivery; Binding Obligations. Except for the approval of this Agreement and the Merger by the stockholders of Holding required by the DGCL and the certificate of incorporation of Holding, the execution, delivery and performance by Holding of this Agreement and the Ancillary Agreements to which it is a party have been duly authorized by all necessary corporate action on the part of Holding to make this Agreement and the Ancillary Agreements to which Holding is a party valid and binding upon Holding in accordance with its respective terms. Except for the approval of the stockholders of Holding, no further corporate action is necessary on the part of Holding to make this Agreement and the Ancillary Agreements to which it is a party valid and binding upon Holding in accordance with its respective terms. This Agreement has been and, at the Effective Time, each of the Ancillary Agreements to which Holding is a party shall be, duly executed and delivered by Holding. This Agreement constitutes and, at the Effective

Time, each of the Ancillary Agreements to which Holding is a party shall constitute, the legal, valid and binding agreement and obligation of Holding, enforceable against Holding in accordance with its respective terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or conveyance or similar Laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability and except as rights of indemnity or contribution may be limited by federal or state securities or other Laws or the public policy underlying such Laws.

Section 5.4 Non-Contravention; Consents. Except for and subject to the receipt of the Consents set forth on Schedule 5.4 and for filings that may be required by the Securities Act, the Exchange Act, state securities or “blue sky” laws, or the DGCL, neither the execution or delivery of this Agreement or any of the Ancillary Agreements by Holding, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Holding, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Holding;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Holding, or any of the assets owned or used by Holding is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Holding or that otherwise relates to the business of Holding or to any of the assets owned or used by Holding;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Contract of Holding that is or would constitute a material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Contract of Holding, (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Contract of Holding, (iii) accelerate the maturity or performance of any such Contract of Holding, or (iv) cancel, terminate or modify any term of such Contract of Holding; or

(e) result in the imposition or creation of any Lien upon or with respect to any asset owned or used by Holding (except for minor Liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of Holding).

Section 5.5 Capitalization. The authorized capital stock of Holding consists of (i) 19,500,000 shares of Holding Common Stock, (ii) 600,000 shares of Series A Preferred Stock and (iii) 100,000 shares of Series B Preferred Stock. As of the close of business on November 30, 2004, after giving effect to the 2004 Annual Repurchases From Former Employees (i) 11,253,312 shares of Holding Common Stock were issued and outstanding and 2,085,225 shares of Holding Common Stock were held in Holding’s treasury, (ii) 59,971 shares of Series A Preferred Stock were issued and outstanding and 187,575 shares of Series A Preferred Stock were held in Holding’s treasury and (iii) 28,718 shares of Series B Preferred Stock were issued and outstanding and 2,295 shares of Series B Preferred Stock were held in Holding’s treasury and (iv) no other shares of capital stock or other voting securities of Holding were issued or outstanding. As of the date of this Agreement and after giving affect to the Holding Stock Option Plan Amendment, except for (a) Holding Options to acquire 3,053,662 shares of Holding Common Stock at a weighted average exercise price of $3.35 per share, issued pursuant to the Holding Stock Option Plan; (b) warrants to purchase 2,937,915 shares of Holding Common Stock at an exercise price of $0.01 per share (the “Holding Warrants”) and (c) commitments by Holding, pursuant to Articles III and IV of that certain Sixth Amendment to the Stock Bonus Plan, to make additional employer contributions of shares of Holding Common Stock for Plan Years ending March 31, 2005 and March 31, 2006 (any undefined terms used in this clause shall have such meanings as are set forth in the Stock Bonus Plan), there were no outstanding options, warrants or other rights to acquire capital stock from Holding, and no preemptive or similar rights, subscriptions or arrangements or commitments of any character, relating to Holding capital stock, obligating Holding to issue, transfer or sell any capital stock, voting securities or securities convertible into or exchangeable for capital stock.

Section 5.6 Financial Statements. Holding has furnished to the Kelso Entities, the Company and the Surviving Company copies of: (a) the audited balance sheets of Holding (on a consolidated basis) as of March 31, 2004, 2003 and 2002, and the related statements of income, stockholders’ equity and cash flows for the periods ended March 31, 2004 and 2003, together with the related notes thereto and the auditors’ report thereon (collectively, the “Holding Audited Financial Statements”), and (b) Holding’s unaudited balance sheets on a quarterly basis as of June 30, 2004 and September 29, 2004, and the related statements of income for the period then ended (collectively, the “Holding Unaudited Financial Statements”). All Holding Audited Financial Statements and Holding Unaudited Financial Statements referred to in this Section 5.6 (the “Holding Financial Statements”) are complete and correct, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the respective periods, and fairly present the financial condition of Holding and its Subsidiaries as at the respective dates thereof and the results of operations of Holding and its Subsidiaries for the respective periods covered by the statements of income contained therein, except that the Holding Unaudited Financial Statements may not contain footnotes and are subject to normal and recurring year-end audit adjustments which were not or are not expected to be material in amount. All reserves and accruals made by Holding in the Financial Statements are appropriate and adequate for all known or anticipated liabilities.

Section 5.7 Recommendation of Special Committee and Board of Directors.

(a) The Special Committee has unanimously determined that approval and adoption of the Merger Agreement and the Merger is advisable and in the best interests of Holding and its stockholders and recommended that Holding’s board of directors (i) approve and adopt the Merger Agreement, the Merger, the Exchange and the transactions contemplated hereby and (ii) recommend that the Company’s stockholders approve and adopt the Merger Agreement, the Merger, the Exchange and the transactions contemplated hereby.

(b) Holding’s board of directors, at a meeting duly called and held on December 16, 2004, has (i) unanimously determined that the Merger is advisable and fair to and in the best interests of the stockholders of Holding; (ii) unanimously approved and adopted and authorized the execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which Holding is a party by Holding and unanimously approved the Merger, the Exchange and the other transactions contemplated hereby; and (iii) unanimously recommended that the stockholders of Holding approve and adopt this Agreement, the Merger, the Exchange and the transactions contemplated hereby.

Section 5.8 Opinion of Holding’s Financial Advisor. Holding has received the written opinion of Wachovia Securities (the “Wachovia Opinion”), dated December 16, 2004, to the effect that, as of such date, the aggregate Merger Consideration to be received by the stockholders of Holding, other than the Kelso Entities, in connection with the Merger pursuant to this Agreement, is fair to such stockholders of Holding from a financial point of view. Holding has furnished an accurate and complete copy of this written opinion to the parties.

Section 5.9 Opinion of Benefits Committee Financial Advisor. The Benefits Committee, the Special Committee and the Board of Directors of Holding has received the written opinion of Duff & Phelps (the “Duff & Phelps Opinion”) dated December 16, 2004, to the effect that, as of such date, (1) the Merger Consideration to be received by the Stock Bonus Plan in connection with the Merger and financial restructuring of Holding and its subsidiaries and IPO pursuant to Section 2.3 of this Agreement, assuming concurrent consummation of the Exchange and the IPO, is fair to the Stock Bonus Plan and its participants from a financial point of view, (2) the Merger Consideration to be received by the Stock Bonus Plan pursuant to Section 2.3 of this Agreement in exchange for the (a) the Series A Preferred Stock, (b) Series B Preferred Stock and (c) the Holding Common Stock, considered independently in each case, is not less than the respective fair market value of such securities.

Section 5.10 Financial Advisor. Except for Wachovia Securities and Duff & Phelps, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement (other than the IPO) based upon arrangements made by or on behalf of Holding.

Section 5.11 S-4 Registration Statement and Proxy Statement-Prospectus. None of the information supplied or to be supplied by or on behalf of Holding for inclusion or incorporation by reference in the Merger Registration Statement will, at the time the Merger Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information to be supplied by or on behalf of Holding for inclusion in the Proxy Statement-Prospectus will, at the time the Proxy Statement-Prospectus is mailed to the stockholders of Holding or the stockholders of the Company or at the time of the Holding’s stockholders meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Holding, its Subsidiaries, or any of their respective affiliates, officers and directors should occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement-Prospectus, Holding shall promptly inform the other parties, so that such event may be so described and such amendment or supplement to the Merger Registration Statement and the Proxy Statement-Prospectus shall be promptly filed with the Commission and, as required by law, disseminated to the stockholders of Holding. The Proxy Statement-Prospectus will (with respect to Holding and its Subsidiaries) comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, Holding makes no representation or warranty with respect to any information supplied by, or related to, the Company or EMJ Metals LLC or any of their affiliates or advisors which is contained in any of the foregoing documents.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Holding and EMJ Metals LLC that the following statements are true and complete and not misleading as of the date of this Agreement:

Section 6.1 Organization. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

Section 6.2 Power and Authority. The Company has the requisite corporate power, authority and legal right and capacity to enter into this Agreement and each of the Ancillary Agreements to which the Company is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Company has the requisite power, authority and legal right and capacity: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound.

Section 6.3 Authorization; Due Execution and Delivery; Binding Obligations. The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which it is a party have been duly authorized by all necessary action on the part of the Company and its stockholders to make this Agreement and the Ancillary Agreements to which the Company is a party valid and binding upon the Company in accordance with its respective terms. This Agreement has been and, at the Effective Date, each of the Ancillary Agreements (to which the Company is a party) shall be, duly executed and delivered by the Company. This Agreement constitutes and, at the Effective Time, each of the Ancillary Agreements to which the Company is a party shall constitute the valid and binding obligation of Company, enforceable against it in accordance with its respective terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or conveyance or similar Laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability and except as rights of indemnity or contribution may be limited by federal or state securities or other Laws or the public policy underlying such Laws.

Section 6.4 Non-Contravention; Consents. Except for and subject to the receipt of the Consents set forth on Schedule 6.4 and for filings that may be required by the Securities Act, the Exchange Act, state securities or “blue sky” laws, the New York Stock Exchange, the National Association of Securities Dealers, Inc. or the DGCL, neither the execution and delivery of this Agreement by the Company or any of the Ancillary Agreements by the Company nor the consummation of the Merger or any of the other transactions contemplated by this Agreement will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any provision of the certificate of incorporation, bylaws or other charter or organizational documents of the Company or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of the Company;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the business of the Company or to any of the assets owned or used by the Company;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Contract of the Company that is or would constitute a material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Contract of the Company, (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Contract of the Company, (iii) accelerate the maturity or performance of any such Contract of the Company, or (iv) cancel, terminate or modify any term of such Contract of the Company; or

(e) result in the imposition or creation of any Lien upon or with respect to any asset owned or used by the Company (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company.

Section 6.5 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 2800 shares of Common Stock; and (ii) 200 shares of preferred stock, $0.01 par value (the “Preferred Stock”). As of November 30, 2004, 128 shares of Common Stock were issued and outstanding and no shares of Common Stock were held in the treasury. As of the date of this Agreement, no shares of Preferred Stock are issued or outstanding and no shares of Preferred Stock were held in the treasury. All of the outstanding shares of Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date of this Agreement, there were no outstanding options, warrants or other rights to acquire capital stock from the Company and no preemptive or similar rights, subscriptions or arrangements or commitments of any character relating to the company’s capital stock, voting securities or securities convertible into or exchangeable for capital stock.

(b) The Restated Certificate will provide for authorized capital stock of 90,000,000 shares divided into 80,000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, $0.001 par value. Immediately prior to the Effective Time the Company will file the Restated Certificate.

(c) On or prior to the Effective Date, the Company shall have taken all necessary corporate action to adopt the Company Stock Incentive Plan and authorize for issuance thereunder options to purchase shares of

Common Stock (a) at an exercise price per share equal to the IPO Price and (b) in an aggregate amount equal to five percent (5%) of the aggregate number of shares of Common Stock issued by the Company upon completion of the Merger and financial restructuring and IPO. On or prior to the Effective Date, the Company shall have reserved for issuance up to 3,053,662 shares of Common Stock for issuance upon the exercise of the Assumed Options and up to 2,496,703 shares of Common Stock for issuance as contributions to the Stock Bonus Plan pursuant to the Sixth Amendment to Stock Bonus Plan.

Section 6.6 Holding Approval. Holding is the sole stockholder of the Company and, in its capacity as such, has authorized, approved, ratified or confirmed (a) the Merger, (b) this Agreement and the execution and delivery thereof by the Company, (c) the Restated Certificate and the filing thereof with the Secretary of State of the State of Delaware, (d) the amendment and restatement of the bylaws of the Company, (e) the assumption of Holding’s obligations in the Stock Bonus Plan, the Supplemental Stock Bonus Plan and the Former Employees Bonus Plan, (f) the assumption of Holding’s obligations under the Holding Options, and (g) the Company Stock Incentive Plan.

Section 6.7 SEC Filings; Financial Statements.

(a) The Company has delivered or made available to Holding accurate and complete copies (excluding copies of exhibits) of each report and registration statement filed by the Company with the Commission since April 1, 2002 (the “Company SEC Documents”). All statements, reports, schedules, forms and other documents required to have been filed by the Company with the Commission have been so filed on a timely basis. As of the time it was filed with the Commission (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements contained in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the Commission applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and, in the case of unaudited statements, as permitted by Form 10-Q of the Commission, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end audit adjustments which were not and are not expected to be material in amount); and (iii) fairly present the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated results of operations of the Company and its subsidiaries for the periods covered thereby.

Section 6.8 Registration Statement. None of the information to be supplied by or on behalf of the Company for inclusion in the Merger Registration Statement will, at the time the Merger Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information to be supplied by or on behalf of the Company for inclusion in the Proxy Statement-Prospectus will, at the time the Proxy Statement-Prospectus is mailed to the stockholders of Holding or at the time of Holding’s stockholders’ meeting, as referenced in the Proxy Statement-Prospectus, and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement-Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Holding for inclusion or incorporation by reference in the Proxy Statement-Prospectus.

Section 6.9 Validity of Shares. The Common Stock issuable upon conversion of the Shares pursuant to the Merger, and the Common Stock issuable in exchange for the Series A Variable Rate Notes and the Holding Warrants when issued in accordance with the provisions of the Exchange Agreement, will be duly and validly issued, fully paid and non-assessable.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF EMJ METALS LLC

EMJ Metals LLC hereby represents and warrants to Holding and the Company that the following statements are true and complete and not misleading as of the date of this Agreement:

Section 7.1 Organization. EMJ Metals LLC is a limited liability company duly formed and validly existing under the laws of the State of Delaware.

Section 7.2 Power and Authority. EMJ Metals LLC has the requisite limited liability company power, authority and legal right and capacity to enter into this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

Section 7.3 Authorization; Due Execution and Delivery; Binding Obligations. The execution, delivery and performance by EMJ Metals LLC of this Agreement and the Ancillary Agreements to which it is a party, have been duly authorized by all necessary action on the part of EMJ Metals LLC to make this Agreement and the Ancillary Agreements to which EMJ Metals LLC is a party valid and binding upon EMJ Metals LLC in accordance with their respective terms. This Agreement has been and, at the Effective Time, the Ancillary Agreements (to the extent EMJ Metals LLC is a party thereto) shall be, duly executed and delivered by EMJ Metals LLC and constitute the valid and binding obligations of EMJ Metals LLC, enforceable against EMJ Metals LLC in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or conveyance or similar Laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability and except as rights of indemnity or contribution may be limited by federal or state securities or other Laws or the public policy underlying such Laws.

Section 7.4 No Conflict or Violation. Neither the execution and delivery of this Agreement and the Ancillary Agreements by EMJ Metals LLC, to which it is a party, nor the consummation of the transactions contemplated hereby and thereby, will result in (a) a violation of, or a conflict with the EMJ Metals LLC’s Certificate of Formation or Operating Agreement; (b) a violation by EMJ Metals LLC of any Law; or (c) a violation by EMJ Metals LLC of any order, judgment, writ, injunction decree or award to which the EMJ Metals LLC is subject.

Section 7.5 Consents and Approvals. No Consent, permit, approval or Governmental Authorization of, or declaration, filing, application, transfer, registration with, any Governmental Body or regulatory authority, or any other person or entity is required to be made or obtained by the EMJ Metals LLC by virtue of EMJ Metals LLC’s execution, delivery and performance of this Agreement or any of the Ancillary Agreements.

ARTICLE 8

SECURITIES LAW MATTERS

Section 8.1 Restrictive Legends on the Common Stock. Each certificate representing the Common Stock issued by the Company pursuant to this Agreement and delivered to Persons deemed to be “affiliates” of Holding for purposes of Rule 145 under the Securities Act shall bear a legend substantially in the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), APPLIES AND MAY ONLY BE SOLD, OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH THE REQUIREMENTS OF RULE 145, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON EVIDENCE SATISFACTORY TO THE ISSUER (WHICH, IN THE DISCRETION OF THE ISSUER, MAY INCLUDE A WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER IN FORM AND SUBSTANCE) THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE ACT.

ARTICLE 9

COVENANTS OF THE PARTIES

Section 9.1 Proxy Statement-Prospectus; Registration Statement.

(a) As soon as reasonably practicable after the date of this Agreement, Holding and the Company shall prepare and file with the Commission under the Securities Act, a second amendment to the Registration Statement on Form S-4 (the “Merger Registration Statement”) first filed with the Commission on January 13, 2004 (Registration No. 333-111882) and amended as of April 8, 2004, for the purpose of registering the sale of the shares of Common Stock to be issued in the Merger and the Exchange. The Merger Registration Statement shall include as a part thereof a prospectus relating to the shares of Common Stock to be issued in the Merger and the Exchange and a proxy statement of Holding (the “Proxy Statement-Prospectus”) to be used in connection with the solicitation of proxies for the voting of Shares of Holding at the meeting of the stockholders of Holding to be called to approve this Agreement and the Merger. Holding and the Company shall use their respective reasonable efforts to respond as soon as reasonably practicable to the comments of the staff of the Commission (the “Staff”) and, taking into account the IPO, have the Merger Registration Statement declared effective under the Securities Act. The Company shall also take any action required to be taken under state securities or “blue sky” laws in connection with the issuance of the Common Stock to be issued in the Merger and the Exchange. Holding shall cooperate with the Company in the prompt preparation and filing of the Merger Registration Statement. Each of Holding and the Company covenants and agrees that the information provided and to be provided by Holding or the Company, as the case may be, specifically for use in the Proxy Statement-Prospectus and the Merger Registration Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not materially misleading. The Company shall notify Holding promptly of the receipt of any comments from the Staff and of any request by the Staff for amendments or supplements to the Merger Registration Statement or for additional information, and shall supply Holding with copies of all correspondence between the Company or its Representatives, on the one hand, and the Commission or members of the Staff, on the other hand, with respect to the Merger Registration Statement or the transactions contemplated hereby. When mailed to the stockholders of Holding, the Proxy Statement-Prospectus shall state the Preliminary IPO Price and the anticipated amount of Cash Proceeds Allocated to Preferred Stock and Holding Notes, and shall provide that an IPO Price of not less than Seven Dollars ($7.00) and Cash Proceeds Allocated to Preferred Stock and Holding Notes of not less than One Hundred

Million Dollars ($100,000,000) shall be conditions to closing of the Merger. Promptly after the Merger Registration Statement has been declared effective, Holding shall mail to its stockholders proxy solicitation materials, including the Proxy Statement-Prospectus and related form of proxy.

(b) Prior to the mailing of the Proxy Statement-Prospectus to the Holding stockholders, the Holding Board of Directors shall be informed of the anticipated price range to be included in the Preliminary IPO Prospectus, as of the date of such mailing and the anticipated net proceeds expected to be received by the Company based on the mid-point of such range and to be included in the Preliminary IPO Prospectus. The Proxy Statement-Prospectus shall not be so mailed until the Holding Board of Directors has ratified and confirmed its approval of this Merger Agreement, the Exchange Agreement and the transactions contemplated hereby and thereby.

Section 9.2 Prospectus; IPO Registration Statement. The Company shall prepare and file with the Commission under the Securities Act, an amendment to the registration statement on Form S-1 (the “IPO Registration Statement”) first filed with the Commission on October 1, 2004 (Registration No. 333-119434), for the purpose of registering the sale of the shares of Common Stock to be issued in the IPO that will close concurrently with the Merger. The IPO Registration Statement shall include as a part thereof a prospectus relating to the shares of Common Stock to be issued in the IPO (the “IPO Prospectus”) to be used in connection with sale of the shares of Common Stock in the IPO. The Company shall use its reasonable efforts to respond as soon as reasonably practicable to the comments, if any, of the Staff and, after the Required Vote is obtained, have the IPO Registration Statement declared effective under the Securities Act. The Company shall also take any action required to be taken under state securities or “blue sky” laws in connection with the issuance of the Common Stock to be issued in the IPO. Holding shall cooperate with the Company in the prompt preparation and filing of any amendments to the IPO Registration Statement. Each of Holding and the Company covenants and agrees that the information provided and to be provided by Holding or the Company, as the case may be, specifically for use in the IPO Prospectus and the IPO Registration Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not materially misleading. The Company shall notify Holding promptly of the receipt of any comments from the Staff and of any request by the Staff for amendments or supplements to the IPO Registration Statement or for additional information, and shall supply Holding with copies of all correspondence between the Company or its Representatives, on the one hand, and the Commission or members of the Staff, on the other hand, with respect to the IPO Registration Statement or the transactions contemplated hereby.

Section 9.3 Amendments or Supplements to the Proxy Statement-Prospectus, the IPO Prospectus; or the Registration Statements. If at any time prior to the Effective Time any event with respect to the Company or Holding or their respective officers and directors or any of their Subsidiaries shall occur which is required to be described in the Proxy Statement-Prospectus, the IPO Prospectus or the Registration Statements, Holding and the Company, to the extent necessary, shall cooperate to prepare an amendment or supplement in which such event shall be so described, and such amendment or supplement shall be promptly filed with the Commission and, as required by Law, distributed to the stockholders of Holding or the IPO offerees, as the case may be. The Registration Statements will comply as to form in all material respects with the provisions of the Securities Act.

Section 9.4 Stockholders’ Meeting.

(a) Holding shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders, wherein this Agreement shall be submitted for approval to the stockholders of Holding, including any Person with “pass-through” voting rights under the Stock Bonus Plan of Holding, which meeting shall be held, as soon as practicable after the Merger Registration Statement has been declared effective by the Commission, but in accordance with the DGCL and the certificate of incorporation and bylaws of Holding.

(b) The Holding board of directors has determined that the authorization of this Agreement and approval of the Merger and the transactions contemplated hereby shall require the affirmative vote of: (i) a majority of the issued and outstanding shares of Holding Common Stock and Series B Preferred Stock voting together as a class, (ii) a majority of the issued and outstanding shares of Holding Series A Preferred Stock voting separately as a class, (iii) a majority of the issued and outstanding shares of Holding Common Stock and Series B Preferred Stock voting together as a class, excluding (for the purpose of counting the number of shares eligible to vote and the number of shares voted) the shares of such stock owned by the Kelso Entities and the Kelso Affiliates and (iv) a majority of the issued and outstanding shares of Holding Series A Preferred Stock voting separately as a class, excluding (for the purpose of counting the number of shares eligible to vote and the number of shares voted ) the shares of such stock owned by the Kelso Entities and the Kelso Affiliates (the “Required Vote”).

Section 9.5 Certain Actions Relating to Capital Stock. From and after the date of this Agreement through the Effective Time, neither Holding nor the Company shall, without the prior written consent of the other, (i) amend its organizational documents, except for the amendment and restatement of the Company’s Certificate of Incorporation and bylaws in connection with the Merger as contemplated by Article 4, (ii) declare, set aside or pay any dividend or other distribution or payment in cash, stock or property in respect of shares of its capital stock, or make any direct or indirect redemption, retirement, purchase or acquisition of any of its capital stock, except for dividends, distributions or acquisitions of the Company or Holding required in connection with the repurchase of Shares from employees of the Company or Holding who have terminated their employment pursuant to and in accordance with the terms of the Stock Bonus Plan or the Holding Stockholders Agreement, (iii) split, combine or reclassify its outstanding shares of capital stock, or (iv) issue or agree to issue, any shares of, or rights of any kind to acquire any shares of its capital stock, except as contemplated by this Agreement. From and after September 29, 2004, dividends shall not accrue on the Series A Preferred Stock or the Series B Preferred Stock and Holding shall not declare any dividends thereon unless this Agreement is terminated pursuant to Section 12.1, provided, further, that in the event of any such termination the right to dividends shall be reinstated with effect from September 29, 2004.

Section 9.6 Accruals of Interest on the Series A Variable Rate Senior Notes. KIA IV shall agree to waive its right to declare Holding in default and accelerate payment of all amounts due on the Series A Variable Rate Senior Notes on account of the failure to pay any interest or any other amounts due and payable from September 29, 2004 through the Effective Time unless this Agreement is terminated pursuant to Section 12.1, provided, further, that in the event of any such termination the right to accrue interest shall be reinstated with effect from September 29, 2004.

Section 9.7 Assumption of Stock Bonus Plan. At the Effective Time, the Company shall assume the obligations of Holding (a) under the Stock Bonus Plan by executing the Stock Bonus Plan Assumption Agreement, (b) under the Supplemental Stock Bonus Plan by executing the Supplemental Stock Bonus Plan Assumption Agreement, and (c) under the Former Employees Bonus Plan by executing the Former Employees Bonus Plan Assumption Agreement.

Section 9.8 Assumption of Holding Options.

(a) At the Effective Time, all rights with respect to Holding Common Stock under each Holding Option then outstanding shall be converted into and become rights to purchase Common Stock, and the Company shall assume each Holding Option and the related option agreement in accordance with the terms (as in effect as of the date of this Agreement) of the Holding Stock Option Plan and the terms of the stock option agreement by which it is evidenced. From and after the Effective Time, (i) each Assumed Option may be exercised solely for shares of Common Stock, (ii) the number of shares of Common Stock subject to each such Assumed Option shall be equal to the number of shares of Holding Common Stock subject to such Assumed Option immediately prior to the Effective Time, (iii) the per share exercise price under each Assumed Option shall be the per share exercise price under such Assumed Option and (iv) any restriction on the exercise of any such Assumed Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Assumed Option shall otherwise remain unchanged; provided, however, that each Assumed Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction subsequent to the Effective Time to the same extent as provided in the Holding Stock Option Plan and the option agreements issued thereunder.

(b) Prior to the Effective Time, Holding shall take all action that may be necessary (under the plans pursuant to which Holding Options are outstanding and otherwise) to effectuate the provisions of this Section 9.8 and to ensure that, from and after the Effective Time, holders of Holding Options have no rights with respect thereto other than those specifically provided in this Section 9.8.

Section 9.9 Amendment of the Company’s Credit Agreement. The Company shall use all commercially reasonable efforts to obtain such amendment, waiver and/or Consent of or with respect to its Credit Agreement providing for any changes, waivers or Consents necessary in connection with the Merger.

Section 9.10 Stock Exchange Listing. The Company shall cause the shares of Common Stock to be issued in connection with the Merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Section 9.11 Certain Filings. The Company shall promptly take any actions required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Common Stock in connection with the Merger. Holding and the Company shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (b) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Proxy Statement/Prospectus or the Merger Registration Statement and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 9.12 Affiliates. As soon as practicable after the date hereof and in any event not less than 30 days prior to the Effective Time, Holding shall deliver to the Company a letter identifying all Persons who, in the opinion of Holding, may be, as of the date of such delivery, its “affiliates” for purposes of Rule 145 under the Securities Act and such letter shall be updated to reflect changes from the date thereof. Holding shall use its reasonable best efforts to cause the delivery to the Company of letter agreements in form and substance reasonably satisfactory to the Company from each Person identified in the letter delivered by Holding pursuant to the preceding sentence, pursuant to which each such Person shall covenant and agree not to sell, transfer, or otherwise dispose of the Common Stock received by such person in the Merger except in compliance with the requirements of Rule 145 promulgated under the Securities Act of 1933, as amended, as well as other matters customarily addressed in such affiliate letter agreements. The Company shall not be required to maintain the effectiveness of the Merger Registration Statement for purposes of resale of Common Stock received in the Merger by such affiliates.

Section 9.13 Additional Agreements. The Company, Holding and EMJ Metals LLC shall use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 9.14, each party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) shall use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement, and (iii) shall use all reasonable efforts to cause to be lifted any restraint, injunction or other legal bar to the Merger. The Company shall promptly deliver to Holding a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the pre-closing period.

Section 9.14 Commercially Reasonable Efforts. Subject to the terms and conditions hereof, each of the parties agrees to use their commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary to satisfy the conditions set forth herein as soon as practicable. No party will take any action for the purpose of delaying, impairing or impeding the receipt of any required Consent, Governmental Authorization, order or approval or the making of any required filing or registration.

Section 9.15 Tax Treatment. None of Holding, the Company or any of its Subsidiaries shall (i) take any action, directly or indirectly, that would prevent the transactions contemplated by this Agreement and the Exchange Agreement from qualifying as a tax-free reorganization under section 368 of the Code, or (ii) take any action, directly or indirectly, inconsistent with the treatment of (A) the transactions contemplated by this Agreement and the Exchange Agreement as a reorganization under section 368 of the Code or (B) the exchanges contemplated by such agreements as having been effected pursuant to the plan of such reorganization. The Company shall cause EMJ Metals LLC to be treated (at all relevant times) as “disregarded as an entity separate from” the Company within the meaning of Treasury Regulation 301.7701-3(b)(ii), promulgated under the Code.

Section 9.16 Application of Proceeds of Green Shoe. Notwithstanding anything contained herein to the contrary, in the event that after the Effective Time the underwriters elect to exercise their over-allotment option to purchase additional shares of Common Stock in the IPO, the net proceeds received by the Company from the sale of such shares shall be applied pro rata to the payment of the Series A Variable Rate Notes, the Series A Preferred Stock and the Series B Preferred Stock based on the Aggregate Prepayment Amount of the Holding Notes, the Aggregate Conversion Value of the Series A Preferred Stock and the Aggregate Conversion Value of the Series B Preferred Stock, in lieu of the issuance of shares of Common Stock pursuant to this Agreement and the Exchange Agreement. Each holder of the Series A Preferred Stock, each holder of the Series B Preferred Stock and the Company agree to defer until the expiration of the period for exercise of the over-allotment option, the delivery of that portion of the Merger Consideration that is equal to the number of shares of Common Stock, valued on a per share basis at the IPO Price, which are equal in aggregate value to the additional cash that would be paid as Merger Consideration in respect of Shares of Series A Preferred Stock and Series B Preferred Stock, assuming the underwriters elected to exercise their over-allotment option in full. After expiration of the period for the exercise of the over-allotment option, the Company will pay to the Exchange Agent, for payment to the holders of the Series A Preferred Stock and the Series B Preferred Stock, that portion of the net proceeds (the aggregate purchase price of the Common Stock less underwriters discount and commissions) received as a consequence of the exercise of the over-allotment option (the “Net Cash Proceeds of the Over-Allotment Option”) which equals the product of (a) the Net Cash Proceeds of the Over-Allotment Option and (b) the fraction determined by dividing (x) the sum of the Aggregate Conversion Value of the Series A Preferred Stock plus the Aggregate Conversion Value of the Series B Preferred Stock by (y) the sum of the Aggregate Conversion Value of the Series A Preferred Stock, the Aggregate Conversion Value of the Series B Preferred Stock and the Aggregate Prepayment Amount of the Holding Notes. The shares of Common Stock comprising a portion of the Merger Consideration that are paid with Net Cash Proceeds of the Over-Allotment Option shall be treated as repurchased by the Company, returned to the Company by the Exchange Agent and held in treasury.

Section 9.17 Payment of IPO Bonus. The Company shall adopt a bonus plan providing for the payment of a bonus to active employees of Holding or the Company on the Closing Date who are participants in the Stock Bonus Plan in the aggregate amount of Seven Million Five Hundred Thousand Dollars ($7,500,000), which shall be allocated in the proportion that the number of shares of Holding Common Stock held by such employees in their Stock Bonus Plan accounts on December 16, 2004 bears to the total shares of Holding Common Stock held by all such employees in the Stock Bonus Plan on December 16, 2004, and shall pay bonuses pursuant to such plan after the Closing.

ARTICLE 10

CONDITIONS PRECEDENT TO THE MERGER

Section 10.1 Conditions Precedent to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the following conditions, provided that the conditions contained in clauses (j) and (r) shall not be waivable:

(a) Amended Consent Order. The Amended DOL Consent Order shall have been issued and entered, with counsel for each of the parties thereto consenting to the entry of that order.

(b) Adoption of the Sixth Amendment to Stock Bonus Plan and Related Documents by Holding. Holding shall have adopted the Sixth Amendment to Stock Bonus Plan, the Supplemental Stock Bonus Plan and the Former Employees Bonus Plan.

(c) Adoption of the Seventh Amendment to Stock Bonus Plan by Holding. Holding shall have adopted the Seventh Amendment to Stock Bonus Plan.

(d) Execution and Delivery of Transfer Restriction Agreement. The Company and each of the management employees of the Company listed on Exhibit M-1 shall have executed and delivered a Transfer Restriction Agreement.

(e) Board Ratification and Confirmation. The board of directors of Holding shall have ratified and confirmed its approval of this Agreement, the Exchange Agreement and the transactions contemplated hereby and thereby as contemplated by Section 9.1(b).

(f) The Merger Registration Statement. The Merger Registration Statement shall have been declared effective, and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued by the Commission or shall be continuing to be in effect, and no proceedings for that purpose shall have been initiated or threatened by the Commission.

(g) Stockholder Approval. The stockholders of Holding shall have adopted this Agreement by the Required Vote.

(h) Appraisal Rights. Stockholders of Holding shall not have exercised appraisal rights with respect to more than five percent (5%) of the issued and outstanding capital stock of any class of Holding.

(i) Restated Certificate. The Company shall have caused the Company’s Certificate of Incorporation to be amended and restated by filing the Restated Certificate with the Secretary of State of the State of Delaware.

(j) Completion of the IPO, the IPO Price and the Amount of Cash Proceeds Allocated to Redemption and Repurchase. The IPO shall close concurrently with the Merger, the IPO Price shall be not less than Seven Dollars ($7.00), and the amount of Cash Proceeds Allocated to Preferred Stock and Holding Notes shall be not less than One Hundred Million Dollars ($100,000,000).

(k) Assumption of Stock Bonus Plan, Supplemental Stock Bonus Plan and Former Employees Bonus Plan by the Company. The Company shall have assumed all obligations of Holding with respect to the Stock Bonus Plan, the Supplemental Stock Bonus Plan and the Former Employees Bonus Plan.

(l) Exchange Listing. The shares of Common Stock to be issued in the Merger and the Exchange shall have been approved for listing on the New York Stock Exchange subject to official notice of issuance.

(m) Adoption and Assumption of Stock Options by the Company. The Company shall have assumed all obligations of Holding with respect to the Assumed Options and shall have provided written notice to each holder of Holding Options of such assumption.

(n) Adoption of Company Stock Incentive Plan. The Company shall have adopted the Company Stock Incentive Plan and granted options for issuance thereunder in compliance with Section 6.5(c).

(o) Execution and Delivery of Nelson Stockholder Agreement. The Company and Maurice S. Nelson, Jr. shall have executed and delivered the Nelson Stockholder Agreement.

(p) Payment of Transaction and Termination Fee to Kelso and Termination of Financial Advisory Agreement. The Company shall have paid Kelso a fee in the aggregate amount of Six Million Two Hundred Fifty Thousand Dollars ($6,250,000) in consideration of Kelso’s services concerning the Merger and financial restructuring and Kelso’s agreement to terminate the Financial Advisory Agreement and Kelso and the Company shall have executed and delivered all documentation necessary to terminate the Financial Advisory Agreement.

(q) Other Governmental Approvals. (A) All required approvals or Consents of any Governmental Authority in connection with the Merger and the consummation of the other transactions contemplated hereby shall have been obtained (and all relevant statutory, regulatory or other governmental waiting periods, whether domestic, foreign or supranational, shall have expired) unless the failure to receive any such approvals or consents would not, individual or in the aggregate, reasonably be expected to have a material adverse effect on the Company (including the Surviving Corporation) at or after the Effective Time and (B) all such approvals and consents which have been obtained shall be on terms that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company (including the Surviving Corporation) at or after the Effective Time.

(r) Tax Opinion. The Company shall have received from Katten Muchin Zavis Rosenman (i) an opinion, on the basis of representations and assumptions set forth in such opinion, that the Merger should be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) an opinion, on the basis of representations and assumptions set forth in such opinion, that each of Holding, EMJ Metals LLC and the Company should be a party to the reorganization within the meaning of Section 368(b) of the Code, and neither opinion shall have been withdrawn as of the Effective Time. In rendering its opinion, counsel shall be entitled to rely upon representations of officers of Holding and the Company that are provided pursuant to an officers’ certificate.

(s) No Injunctions. No United States or state governmental authority or other agency or commission or United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making illegal or otherwise prohibiting or restraining consummation of the transactions contemplated by this Agreement.

(t) No Proceedings. There shall not have been instituted or pending any action or proceeding by or before any court or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, by any government or governmental authority, nor shall there have been or be any determination by any government, governmental authority, regulatory or administrative agency or commission which, in either case, would require either party to take any action or do anything in connection with the foregoing which would result in a material adverse effect to their respective businesses.

(u) Certificate of Merger. The Certificate of Merger shall have been properly filed with the Secretary of State of the State of Delaware and shall have satisfied the applicable requirements of the DGCL.

Section 10.2 Conditions Precedent to Obligations of the Company and EMJ Metals LLC. The obligations of the Company and EMJ Metals LLC to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a) Accuracy of Representations. The representations and warranties of Holding contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a material adverse effect on the Company after Closing.

(b) Performance of Covenants. Each covenant or obligation that Holding is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects. The Kelso Entities shall have performed all of their obligations under the Exchange Agreement.

(c) Consents. All material Consents required to be obtained by Holding in connection with the Merger and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

Section 10.3 Conditions Precedent to Holding’s Obligation to Effect the Merger. The obligations of Holding to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions, provided that the conditions contained in clauses (c) and (d) shall not be waivable:

(a) Accuracy of Representations. The representations and warranties of the Company and EMJ Metals LLC contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a material adverse effect on the Company after Closing.

(b) Performance of Covenants. All of the covenants and obligations that the Company and EMJ Metals LLC are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects, and the Kelso Entities shall have performed all of their respective covenants and obligations under the Note Exchange Agreement and shall have made their respective deliveries contemplated by Section 11.5 hereof.

(c) Opinion of Financial Advisor. Holding shall have received a redelivery of the Wachovia Opinion stating substantially the same conclusions as to the fairness of the Merger as set forth in the opinion delivered on the date hereof, dated as of the Effective Time.

(d) Opinion of Benefits Committee Financial Advisor. Holding shall have received a redelivery of the Duff & Phelps Opinion stating substantially the same conclusions as to the fairness of the Merger as set forth in the opinion delivered on the date hereof, dated as of the Effective Time.

(e) Consents. All material Consents required to be obtained by the Company or EMJ Metals LLC in connection with the Merger and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

ARTICLE 11

CLOSING

Section 11.1 Time and Place. The closing of the transactions that are the subject of this Agreement (the “Closing”) shall occur as soon as practicable after the meeting of stockholders of Holding to vote upon the Merger (the “Closing Date”) so long as all of (a) this Agreement and the Ancillary Agreements have been duly authorized and executed by the appropriate parties, and (b) the conditions to Closing set forth in Article 10 are satisfied on or prior to the Closing Date. The Closing shall occur at the offices of Katten Muchin Zavis Rosenman, 2029 Century Park East, Ste. 2600, Los Angeles, California 90067 (or at such other place as the parties may mutually agree).

Section 11.2 Deliveries of the Company. At the Closing, the Company shall deliver each of the following:

(a) Certificate of Secretary. A certificate of the Secretary of the Company certifying copies of the Certificate of Incorporation and Bylaws of the Company as in effect prior to the Restated Certificate and the Restated Bylaws, and resolutions of the board of directors and stockholder of the Company duly authorizing (i) the execution, delivery and performance of this Agreement and each of the other agreements contemplated hereby, (ii) approval of the Merger and (iii) the consummation of all other transactions contemplated by this Agreement;

(b) Good Standing Certificate. A certificate evidencing the good standing of the Company issued by the Delaware Secretary of State not more than five (5) days prior to the Closing;

(c) Certified Copy of Restated Certificate. Evidence of filing of the Restated Certificate of the Company with the Secretary of State of the State of Delaware.

(d) Company Stock Certificates. Share certificates representing the Common Stock issued to the Kelso Entities in replacement of the Shares held by the Kelso Entities, as Merger Consideration or in exchange for the Series A Variable Rate Notes and Holding Warrants, as the case may be.

(e) Officer’s Certificate. A certificate executed on behalf of the Company by an executive officer of the Company, confirming that conditions with respect to the Company set forth in paragraphs 10.2(a) and (b) have been duly satisfied.

(f) Company Stock Incentive Plan. A copy of the Company Stock Incentive Plan as adopted by the board of directors of the Company.

(g) Assumption Agreements. Executed counterparts of the Stock Bonus Plan Assumption Agreement, the Supplemental Stock Bonus Plan Assumption Agreement and the Former Employees Bonus Plan Assumption Agreement.

(h) Option Agreements. Copies of notices of assumption as sent to the holders of Holding Options with respect to the Holding Options and as Merger consideration.

(i) Consents and Filings. Copies of all third party Consents and filings required in connection with the consummation of the transactions by the Company hereunder, if any; and

(j) Other Documents. Such other documents relating to the transactions contemplated by this Agreement as the other Parties or their counsel may reasonably request.

Section 11.3 Deliveries of Holding. At the Closing, Holding shall deliver each of the following:

(a) Certificate of Secretary. Certificate of the Secretary of Holding certifying copies of the amended and restated certificate of incorporation and bylaws of Holding as in effect at the Closing and resolutions of the board of directors and stockholders of Holding duly authorizing on its behalf its (i) execution, delivery and performance of this Agreement and each of the other agreements contemplated hereby, (ii) approval of the Merger and (iii) consummation of all other transactions contemplated by this Agreement.

(b) Good Standing Certificate. A certificate evidencing the good standing of Holding issued by the Delaware Secretary of State not more than five (5) days prior to the Closing.

(c) Holding’s Officer’s Certificate. A certificate executed on behalf of Holding by its President and Chief Executive Officer confirming that the conditions set forth in paragraphs 10.3(a), (b) and (c) have been duly satisfied shall have been executed and delivered to the parties.

(d) Consents and Filings. Copies of all third party Consents and filings required in connection with the consummation of the transactions by Holding hereunder, if any; and

(e) Other Documents. Such other documents relating to the transactions contemplated by this Agreement as the other Parties or their counsel may reasonably request.

Section 11.4 Deliveries of EMJ Metals LLC. At the Closing, EMJ Metals LLC shall deliver each of the following:

(a) Certificate of Secretary. Copies of the Certificate of Formation and Operating Agreement of EMJ Metals LLC as in effect at the Closing and resolutions of EMJ Metals LLC’s member duly authorizing the

(i) execution, delivery and performance of this Agreement and each of the other agreements contemplated hereby, and (ii) consummation of all other transactions contemplated by this Agreement certified by the Secretary of EMJ Metals LLC.

(b) Consents. Copies of all third party Consents and filings required in connection with the consummation of the transactions by EMJ Metals LLC hereunder, if any.

(c) Officer’s Certificate. A certificate executed on behalf of EMJ Metals LLC by its sole member confirming that conditions with respect to EMJ Metals LLC set forth in paragraphs 10.3(a), (b) and (c) have been duly satisfied.

(d) Other Documents. Such other documents relating to the transactions contemplated by this Agreement as the other parties or their counsel may reasonably request.

Section 11.5 Deliveries of the Kelso Entities. At the Closing, each of the Kelso Entities shall deliver the following:

(a) Incumbency Certificate. A certificate of an officer of each Kelso Entity to the effect that the Person taking action on behalf of such Kelso Entity is the Person authorized on behalf of such Kelso Entity to take such action and the agreements executed by such Person constitute the binding obligations of such Kelso Entity.

(b) Series A Variable Rate Notes. Originals of all Series A Variable Rate Notes which are to be exchanged for cash and Common Stock and cancelled as provided herein.

(c) Holding Warrants. The originals of the Holding Warrants with completed forms of subscriptions attached thereto.

(d) Certificates Representing the Shares. The Certificates representing the Shares held by the Kelso Entities duly endorsed in blank, or accompanied by stock powers duly executed in blank, by each of the Kelso Entities transferring the same to the Company.

(e) Termination of Stock Pledge Agreement. Written documentation executed and delivered on behalf of KIA IV, terminating the Stock Pledge Agreement.

(f) Surrender of Pledged Shares. Surrender of 128 shares of Common Stock of the Company issued to Holding and pledged by Holding to KIA IV pursuant to the Stock Pledge Agreement (the “Pledged Shares”) and delivery to EMJ Metals LLC of certificates representing the Pledged Shares.

(g) Consents. Copies of all third party Consents and filings, if any, required of any of the entities comprising the Kelso Entities in connection with the consummation of the transactions by any of them hereunder; and

(h) Other Documents. Such other documents relating to the transactions contemplated by this Agreement as the other Parties or their counsel may reasonably request.

Section 11.6 Simultaneous Closing. All actions taken and documents delivered prior to or at the Closing shall be deemed to have been taken simultaneously at the time the last of any such action is taken and any such document is delivered unless any such action or document, by its terms or the terms of this Agreement, requires an earlier effective date or effective time. No delivery by any Party hereto at the Closing shall be effective against such Party until the actions and documents required of the other Parties at the Closing under this Agreement are taken and delivered.

ARTICLE 12

TERMINATION PRIOR TO CLOSING

Section 12.1 Termination. This Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Date:

(a) By the mutual written Consent of Holding and the Company;

(b) By the Company or Holding, if the Merger shall not have been consummated by April 30, 2005 (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

(c) By the Company or Holding, if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) By the Company or Holding, if the Holding stockholders’ meeting (including any adjournments and postponements thereof) shall have been held and completed, Holdings’ stockholders shall have taken a final vote on a proposal to adopt this Agreement, and this Agreement shall not have been adopted at such meeting by the Required Vote (and shall not have been adopted at any adjournment or postponement thereof); or

(e) By the Company, if Holding Stockholders have exercised Dissenter’s Rights with respect to more than five percent (5%) of the issued and outstanding capital stock of any class of Holding.

Section 12.2 Effect of Termination. In the event of any termination of this Agreement pursuant to Section 12.1 above, no party (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement.

Section 12.3 Effect of Obligations. Termination of this Agreement pursuant to Section 12.1, above, shall terminate all obligations of the parties hereunder and this Agreement shall become void and have no effect without any liability on the part of any party or the stockholders, directors, officers or partners in respect thereof.

ARTICLE 13

POST CLOSING

Section 13.1 Tax Treatment. None of Holding, the Company or any of its Subsidiaries shall (i) take any action, directly or indirectly, that would prevent the transactions contemplated by this Agreement and the Exchange Agreement from qualifying as a tax-free reorganization under section 368 of the Code, or (ii) take any action, directly or indirectly, inconsistent with the treatment of (A) the transactions contemplated by this Agreement and the Exchange Agreement as a reorganization under section 368 of the Code or (B) the exchanges contemplated by such agreements as having been effected pursuant to the plan of such reorganization. The Company shall cause EMJ Metals LLC to be treated (at all relevant times) as “disregarded as an entity separate from” the Company within the meaning of Treasury Regulation 301.7701-3(b)(ii), promulgated under the Code.

Section 13.2 Expenses. The Company will be responsible for and bear all of the costs and reasonable out-of-pocket expenses of Holding, the Stock Bonus Plan, the Kelso Entities and EMJ Metals LLC, including, without limitation, expenses of legal counsel, accountants, brokers, finders and other advisors, incurred in connection with evaluating, negotiating and consummating the proposed transaction incident to this Agreement.

ARTICLE 14

MISCELLANEOUS PROVISIONS

Section 14.1 Entire Agreement. This Agreement, together with the agreements referred to herein and in the schedules and exhibits hereto and thereto, set forth the entire agreement between the parties with regard to the subject matter of this Agreement. All agreements, covenants, representations and warranties, express or implied, oral and written, of the parties with regard to the subject matter of this Agreement are contained in this Agreement, in the schedules and exhibits to this Agreement, and the documents referred to or implementing the provisions of this Agreement. This is an integrated agreement.

Section 14.2 Governing Law and Choice of Forum. The validity, construction and performance of this Agreement, and any Action arising out of or relating to this Agreement or any of the Ancillary Agreements, shall be governed by the Laws, without regard to the Laws as to choice or conflict of Laws, of the State of New York. Any Action arising out of or relating hereto or thereto, or the interpretation, performance or breach hereof or thereof, shall be instituted in the United States District Court for the Southern District of New York or any court of the State of New York located in the Borough of Manhattan, and each party irrevocably submits to the jurisdiction of those courts and waives any and all objections to jurisdiction or venue that it may have under the Laws of the State of New York or otherwise in those courts in any such Action. Each party agrees to accept service of process in any such Action in the manner provided for in Section 14.7, below.

Section 14.3 Interpretation. The language in all parts of this Agreement and each of the other Ancillary Agreements shall be in all cases construed simply according to its fair meaning and not strictly for or against any party. Whenever the context requires, all words used in the singular will be construed to have been used in the plural, and vice versa, and each gender will include any other gender. The captions of the sections and subsections of this Agreement are for convenience only and shall not affect the construction or interpretation of any of the provisions of this Agreement.

Section 14.4 Waiver and Amendment. This Agreement may be amended, supplemented, modified and/or rescinded only through an express written instrument signed by all parties or their respective successors and permitted assigns. Any party may specifically and expressly waive in writing any portion of this Agreement or any breach hereof, but only to the extent such provision is for the benefit of the waiving party, and no such waiver shall constitute a further or continuing waiver of any preceding or succeeding breach of the same or any other provision. The consent by one party to any act for which such consent was required shall not be deemed to imply consent or waiver of the necessity of obtaining such consent for the same or similar acts in the future, and no forbearance by a party to seek a remedy for noncompliance or breach by another party shall be construed as a waiver of any right or remedy with respect to such noncompliance or breach.

Section 14.5 Assignment. Except as specifically provided otherwise in this Agreement, neither this Agreement nor any interest herein shall be assignable (voluntarily, involuntarily, by judicial process, operation of Law or otherwise), in whole or in part, by any party without the prior written consent of all other parties. Any attempt at such an assignment without such consent shall be void and, at the option of the non-consenting party, shall be an incurable breach of this Agreement resulting in the termination of this Agreement.

Section 14.6 Successors and Assigns. Each of the terms, provisions and obligations of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties and their respective legal representatives, successors and permitted assigns.

Section 14.7 Notices. All notices, requests, demands and other communications made under this Agreement shall be in writing, correctly addressed to the recipient at the addresses set forth under such recipient’s signature on the signature page hereto and shall be deemed to have been duly given; (a) upon delivery, if served personally on the party to whom notice is to be given; or (b) on the date or receipt, refusal or non-delivery indicated on the receipt if mailed to the party to whom notice is to be given by first class mail, registered or certified, postage prepaid, or by air courier. Any party may give written notice of a change of address in accordance with the provisions of this Section 14.7 and after such notice of change has been received, any subsequent notice shall be given to such party in the manner described at such new address.

Section 14.8 Severability. Each provision of this Agreement is intended to be severable. Should any provision of this Agreement or the application thereof be judicially declared to be or becomes illegal, invalid, unenforceable or void, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties.

Section 14.9 Specific Performance. Each party’s obligations under this Agreement are unique. If any party should default in any of its obligations under this Agreement, the parties each acknowledge that it would be impracticable to measure the resulting damages. Accordingly, without prejudice to the right to seek and recover monetary damages, each nondefaulting party shall be entitled to sue in equity for specific performance of this Agreement or other injunctive relief, and each party hereby waives any defense that a remedy in damages would be adequate.

Section 14.10 Cumulative Remedies. No remedy made available hereunder by any of the provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

Section 14.11 Warranty of Authority. Each of the individuals signing this Agreement on behalf of a party hereto warrants and represents that such individual is duly authorized and empowered to enter into this Agreement and bind such party hereto.

Section 14.12 Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give to any Person, other than the parties to this Agreement and their respective permitted successors and assigns any rights or remedies under or by reason of this Agreement.

Section 14.13 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute a single agreement.

[The remainder of this page is blank.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto on the date first written above.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

By:	/s/ MAURICE S. NELSON, JR.
Name:	Maurice S. Nelson, Jr.
Title:	President, Chief Executive Officer and
Chief Operating Officer

EARLE M. JORGENSEN COMPANY

By:	/s/ MAURICE S. NELSON, JR.
Name:	Maurice S. Nelson, Jr.
Title:	President, Chief Executive Officer and
Chief Operating Officer

EMJ METALS LLC, by its sole member
Earle M. Jorgensen Company

By:	/s/ MAURICE S. NELSON, JR.
Name:	Maurice S. Nelson, Jr.
Title:	President, Chief Executive Officer and
Chief Operating Officer

ANNEX B

COMPOSITE COPY OF

EXCHANGE AGREEMENT

dated as of December 17, 2004,

and amended as of March 3, 2005

by and among

EARLE M. JORGENSEN HOLDING COMPANY, INC.,

EARLE M. JORGENSEN COMPANY,

KELSO INVESTMENT ASSOCIATES, L.P.,

KELSO EQUITY PARTNERS II, LP,

KIA-III-EARLE M. JORGENSEN, L.P.,

and

KELSO INVESTMENT ASSOCIATES IV, L.P.

B-i

EXCHANGE AGREEMENT

EXCHANGE AGREEMENT, dated as of December 17, 2004, and amended as of March 3, 2005 (this “Agreement”), by and among Earle M. Jorgensen Holding Company, Inc., a Delaware corporation (“Holding”), Earle M. Jorgensen Company (“EMJ”), Kelso Investment Associates, L.P., a Delaware limited partnership (“KIA”), Kelso Equity Partners II, L.P., a Delaware limited partnership (“KEP II”), KIA III-Earle M. Jorgensen, L.P., a Delaware limited partnership (“KIA III”), and Kelso Investment Associates IV, L.P., a Delaware limited partnership (“KIA IV”). Each of KIA, KEP II, KIA III, and KIA IV may sometimes individually be referred to as a “Stockholder” and collectively referred to as the “Stockholders.” Capitalized terms used but not defined in this Agreement have the meanings attributed to them in the Merger Agreement (as defined below).

WHEREAS, each of the Stockholders is the record or beneficial owner of the number of shares of the capital stock of Holding set forth on Schedule A hereto opposite such Stockholder’s name (all such shares of capital stock and any shares of capital stock of Holding hereafter acquired by the Stockholders and/or any securities issued or issuable in respect thereof prior to termination of this Agreement being, the “Shares”);

WHEREAS, Holding and EMJ are entering into an Agreement and Plan of Merger and Reorganization dated as of the date hereof (as amended from time to time, the “Merger Agreement”), by and among EMJ, EMJ Metals LLC (“EMJ Metals LLC”), and Holding, pursuant to which (a) Holding will be merged with and into EMJ Metals LLC, with EMJ Metals LLC surviving (the “Surviving Entity” and such merger, the “Merger”), (b) all issued and outstanding shares of Holding common stock, $0.01 par value (“Holding Common Stock”) will be converted into shares of common stock, par value $.001 per share, of the Company (the “Common Stock”), and (c) all issued and outstanding shares of Holding’s 13% Cumulative Preferred Stock $0.01 par value (the “Series A Preferred Stock”) and Holding’s Variable Rate Cumulative Preferred Stock, $0.01 par value (the “Series B Preferred Stock”), will be converted into a combination of cash and Common Stock, as specified in the Merger Agreement;

WHEREAS, the Merger Agreement requires as a condition to the Merger that KIA IV agree to exchange, convey, assign, transfer and deliver all of the outstanding Series A Variable Rate Notes issued by Holding to KIA IV, which are due June 30, 2013 (the “Series A Variable Rate Notes”), free and clear of any Liens, and in exchange therefor, receive a combination of shares of Common Stock and cash, as specified below (collectively, the “Note Exchange”);

WHEREAS, the Merger Agreement requires as a condition to the Merger that KIA IV agree to exchange, convey, assign, transfer and deliver all of the outstanding Holding Warrants, free and clear of any Liens, and in exchange therefor, receive newly issued shares of Common Stock valued at the purchase price of a share of Common Stock in the IPO (together with the Note Exchange, the “Exchange”);

WHEREAS, as a condition to entering into the Merger Agreement and incurring the obligations set forth therein, Holding and EMJ required that the Stockholders agree to enter into this Agreement;

WHEREAS, the Stockholders wish to induce Holding and EMJ to enter into the Merger Agreement and, therefore, the Stockholders are willing to enter into this Agreement; and

WHEREAS, this Agreement and the Merger Agreement are intended to constitute a single plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and the transactions contemplated by the Merger Agreement and the transactions contemplated by this Agreement are intended to be made pursuant to that plan of reorganization.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

VOTING AGREEMENT

SECTION 1.1 Voting Agreement. Each Stockholder hereby agrees that, from and after the date hereof and until the earliest to occur of (x) the Effective Time and (y) the termination of this Agreement pursuant to Section 7.1, at any meeting of the stockholders of Holding (whether annual or special and whether or not an adjourned or postponed meeting), however called, and in any action by consent of the stockholders of Holding, such Stockholder shall vote (or cause to be voted) all such Stockholder’s Shares (i) in favor of adoption and approval of the Merger Agreement, the Merger and Exchange and all the transactions contemplated by the Merger Agreement and this Agreement and otherwise in such manner as may be necessary to consummate the Merger and Exchange; (ii) against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of any party under the Merger Agreement or of such Stockholder contained in this Agreement; and (iii) against any action, agreement, transaction (other than the Merger Agreement, the Merger and Exchange or the transactions contemplated thereby) or proposal (including any proposal relating to an Alternative Transaction (as defined below)) that could reasonably be expected to result in any of the conditions to Holding’s obligations under the Merger Agreement, the Merger or the Exchange not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Merger and Exchange or this Agreement or adversely affect Holding, EMJ or the Surviving Entity. Any vote by such Stockholder that is not in accordance with this Section 1.1 shall be considered null and void, and the provisions of Section 1.2 shall be deemed to take immediate effect.

SECTION 1.2 Irrevocable Proxy. If, and only if, a Stockholder fails to comply with the provisions of Section 1.1, such Stockholder hereby agrees that such failure shall result, without any further action by such Stockholder effective as of the date of such failure, in the constitution and appointment of Holding and each of its executive officers from and after the date of such failure until the earlier to occur of (x) the Effective Time, (y) the termination of this Agreement pursuant to Section 7.1 (at which point such constitution and appointment shall automatically be revoked) as such Stockholder’s attorney, agent and proxy (such constitution and appointment, the “Irrevocable Proxy”), with full power of substitution, to vote and otherwise act with respect to all such Stockholder’s Shares at any meeting of the stockholders of Holding (whether annual or special and whether or not an adjourned or postponed meeting), and in any action by written consent of the stockholders of Holding, on the matters and in the manner specified in Section 1.1. THIS PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST AND, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, SHALL BE VALID AND BINDING ON ANY PERSON TO WHOM A STOCKHOLDER MAY TRANSFER ANY OF ITS SHARES IN BREACH OF THIS AGREEMENT. Each Stockholder hereby revokes all other proxies and powers of attorney with respect to all such Stockholder’s Shares that may have heretofore been appointed or granted, and no subsequent proxy or power of attorney shall be given (and if given, shall not be effective) by such Stockholder with respect thereto. All authority herein conferred or agreed to be conferred and any obligation of such Stockholder under this Agreement shall be binding upon the representatives, successors and assigns of such Stockholder.

ARTICLE II

EXCHANGE OF SERIES A VARIABLE RATE NOTES

AND HOLDING WARRANTS

SECTION 2.1 Exchange of Series A Variable Rate Notes. Subject to the concurrent consummation of the Merger, at the Effective Time, KIA IV shall exchange, convey, assign, transfer and deliver to EMJ all of the issued and outstanding Series A Variable Rate Notes, including any and all interest accrued thereon and any other obligations thereunder or in respect thereof to the date of Closing, free and clear of any and all Liens, and in exchange therefor, shall receive a combination of cash and Common Stock (valued at the IPO Price) that is equal to the Aggregate Prepayment Amount of the Series A Variable Rate Notes. For purposes herein, the “Aggregate Prepayment Amount of the Holding Notes” means the aggregate unpaid principal amount of all of the Series A Variable Rate Notes, plus all accrued and unpaid interest, if any, due thereon through September 29, 2004 or $257,069,318. The cash portion of the Aggregate Prepayment Amount of the Holding Notes will be equal to the product of (a) the Cash Proceeds Allocated to Preferred Stock and Holding Notes multiplied by (b) the fraction that is (i) the Aggregate Prepayment Amount of the Holding Notes divided by (ii) the sum of the Aggregate Conversion Value of the Series A Preferred Stock, the Aggregate Conversion Value of the Series B Preferred Stock and the Aggregate Prepayment Amount of the Holding Notes. The cash portion of the Aggregate Prepayment Amount of the Holding Notes will be allocated first to the accrued and unpaid interest on the Series A Variable Rate Notes since July 1, 2004, next to the Series A Variable Rate Notes representing interest paid-in-kind and last to the payment of principal on the Series A Variable Rate Notes. The number of shares of Common Stock to be issued in consideration for the Series A Variable Rate Notes will be equal to the quotient determined by dividing (a) the difference of (i) the Aggregate Prepayment Amount of the Series A Variable Rate Notes less (ii) the cash portion of the Aggregate Prepayment Amount of the Series A Variable Rate Notes determined pursuant to the second preceding sentence of this Section 2.1 by (b) the IPO Price; provided, however, that, until the expiration of the period for exercise of the over-allotment option, the Exchange Agent will withhold that portion of the shares of Common Stock to be issued in consideration for the Series A Variable Rate Notes that is equal to the number of shares of Common Stock, valued on a per share basis at the IPO Price, which are equal in aggregate value to the additional cash that would be paid as consideration in respect of the Series A Variable Rate Notes, assuming the underwriters elected to exercise their over-allotment option in full. The stock portion of the Aggregate Prepayment Amount of the Holding Notes will be allocated first to the payment of principal on the Series A Variable Rate Notes, next to the Series A Variable Rate Notes representing interest paid-in-kind and last to the assumed and unpaid interest on the Series A Variable Rate Notes since July 1, 2004.

SECTION 2.2 Cancellation of Series A Variable Rate Notes. Effective as of the Effective Time, (a) the Series A Variable Rate Notes shall be surrendered and cancelled and have no further force or effect and (b) the Restructuring Agreement and the respective parties’ rights, liabilities and obligations thereunder shall be terminated, and the Restructuring Agreement shall not have any further force or effect.

SECTION 2.3 Exchange of Holding Warrants. Subject to the concurrent consummation of the Merger, at the Effective Time, KIA IV shall exchange, convey, assign, transfer and deliver to EMJ all of the issued and outstanding Holding Warrants, free and clear of any and all Liens, and in exchange therefor, shall receive shares of Common Stock on a net exercise basis. The exchange of the Holding Warrants contemplated by this Agreement shall be deemed to have occurred immediately before (but in connection with) the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder hereby, severally and not jointly, represents and warrants with respect to itself only to Holding and to EMJ as follows:

SECTION 3.1 Organization, Authority and Qualification. Each Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization or formation and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. Each Stockholder is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not prevent or materially delay the ability of such Stockholder to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement. The execution and delivery of this Agreement by each Stockholder, the performance by each Stockholder of its obligations hereunder and the consummation by each Stockholder of the transactions contemplated hereby have been duly authorized by all requisite action on the part of each Stockholder. This Agreement has been duly and validly executed and delivered by each Stockholder and (assuming due authorization, execution and delivery by Holding) this Agreement constitutes a legal, valid and binding obligation of each Stockholder enforceable against each Stockholder in accordance with its terms.

SECTION 3.2 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by each Stockholder do not, and the performance of this Agreement by each Stockholder will not, (i) conflict with or violate the agreement of limited partnership or equivalent organizational documents, as the case may be, of such Stockholder, (ii) assuming satisfaction of the requirements set forth in 3.2(b) below, conflict with or violate any Laws applicable to such Stockholder or by which any property or asset of such Stockholder is bound or affected or (iii) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any Shares (other than pursuant to this Agreement) pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation of such Stockholder, except for any such conflicts, violations, breaches, defaults or other occurrences that would not prevent or materially delay the ability of such Stockholder to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

(b) Except for the Merger Registration Statement, the IPO Registration Statement, the filing of a certificate of merger in the State of Delaware, and the entry of the Amended DOL Consent Order, the execution and delivery of this Agreement by each Stockholder do not, and the performance of this Agreement by each Stockholder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Body, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the ability of such Stockholder to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

SECTION 3.3 Ownership of Shares. As of the date hereof, each Stockholder is the record and beneficial owner of, and has good title to, the number of Shares set forth opposite such Stockholder’s name on Schedule A hereto. Except as set forth on Schedule A, such Shares are all of the equity securities of Holding owned, either of record or beneficially, by such Stockholder as of the date hereof and such Stockholder does not have any warrant, option or other right to acquire any other securities of Holding. The Shares owned by such Stockholder are owned free and clear of all Liens, other than any Liens created by this Agreement and that certain Stockholders Agreement of Holding dated as of September 30, 1990, as amended. Except pursuant to this Agreement, such Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares owned by such Stockholder.

SECTION 3.4 Title to Series A Variable Rate Notes. KIA IV owns all right, title and interest in and to those Series A Variable Rate Notes in the principal amount set forth on Schedule A hereto, free and clear of all Liens and/or agreements or commitments to any third party to sell, transfer, convey, assign or pledge such Series A Variable Rate Notes.

SECTION 3.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Stockholders.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HOLDING

Holding hereby represents and warrants to the Stockholders as follows:

SECTION 4.1 Organization, Authority and Qualification. Holding is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. Holding is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not prevent or materially delay the ability of Holding to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement. The execution and delivery of this Agreement by Holding, the performance by Holding of its obligations hereunder and the consummation by Holding of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Holding. This Agreement has been duly and validly executed and delivered by Holding and (assuming due authorization, execution and delivery by each Stockholder) this Agreement constitutes a legal, valid and binding obligation of Holding enforceable against Holding in accordance with its terms.

SECTION 4.2 No Conflict; Required Filings and Consents. (a) Except as set forth on Schedule 5.4 of the Merger Agreement, the execution and delivery of this Agreement by Holding does not, and the performance of this Agreement by Holding will not, (i) conflict with or violate the certificate of incorporation or by-laws of Holding, (ii) assuming satisfaction of the requirements set forth in Section 4.2(b) below, conflict with or violate any Laws applicable to Holding or by which any property or asset of Holding is bound or affected or (iii) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation of Holding, except for any such conflicts, violations, breaches, defaults or other occurrences that would not prevent or materially delay the ability of Holding to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

(b) Except for the Merger Registration Statement, the IPO Registration Statement, the filing of a certificate of merger in the State of Delaware, and the entry of the Amended DOL Consent Order, the execution and delivery of this Agreement by Holding does not, and the performance of this Agreement by Holding will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Body, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the ability of Holding to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF EMJ

EMJ hereby represents and warrants to the Stockholders as follows:

SECTION 5.1 Organization, Authority and Qualification. EMJ is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. EMJ is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not prevent or materially delay the ability of EMJ to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement. The execution and delivery of this Agreement by EMJ, the performance by EMJ of its obligations hereunder and the consummation by EMJ of the transactions contemplated hereby have been duly authorized by all requisite action on the part of EMJ. This Agreement has been duly and validly executed and delivered by EMJ and (assuming due authorization, execution and delivery by each Stockholder) this Agreement constitutes a legal, valid and binding obligation of EMJ enforceable against EMJ in accordance with its terms.

SECTION 5.2 No Conflict; Required Filings and Consents. (a) Except as set forth on Schedule 6.4 of the Merger Agreement, the execution and delivery of this Agreement by EMJ does not, and the performance of this Agreement by EMJ will not, (i) conflict with or violate the certificate of incorporation or by-laws of EMJ, (ii) assuming satisfaction of the requirements set forth in Section 5.2(b) below, conflict with or violate any Laws applicable to EMJ or by which any property or asset of EMJ is bound or affected or (iii) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation of EMJ, except for any such conflicts, violations, breaches, defaults or other occurrences that would not prevent or materially delay the ability of EMJ to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

(b) Except for the Merger Registration Statement, the IPO Registration Statement, the filing of a certificate of merger in the State of Delaware and the entry of the Amended DOL Consent Order, the execution and delivery of this Agreement by EMJ does not, and the performance of this Agreement by EMJ will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Body, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the ability of EMJ to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

SECTION 5.3 Validity of Shares. The Common Stock issued in exchange for the Series A Variable Rate Notes and the Holding Warrants, when issued in accordance with the provisions of this Agreement, will be duly and validly issued, fully paid and non-assessable.

ARTICLE VI

COVENANTS OF THE STOCKHOLDERS, HOLDING AND EMJ

SECTION 6.1 No Disposition or Encumbrance of Shares. Each Stockholder hereby agrees that, except as contemplated by this Agreement, such Stockholder shall not (i) sell, transfer, tender (except into the Merger), pledge, assign, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to (other than the Irrevocable Proxy), deposit into any voting trust, enter into any voting agreement, or create or permit to exist any Liens of any nature whatsoever (other than pursuant to this Agreement) with respect to, any of such Stockholder’s Shares or any right, title or interest therein or thereto (or agree or consent to, or offer to do, any of the foregoing), or (ii) take any action that would make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations hereunder.

SECTION 6.2 No Solicitation of Transactions. None of the Stockholders shall, directly or indirectly, through any director, officer, affiliate, employee, representative, agent or otherwise, (i) solicit, initiate, endorse, accept or encourage the submission of any Alternative Transaction, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with respect to, or participate in, assist, facilitate, endorse or encourage any proposal that constitutes, or may reasonably be expected to lead to, an Alternative Transaction. Each Stockholder shall, and shall direct or cause its directors, officers, employees, representatives and agents to, and shall use its reasonable efforts to cause its affiliates to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to an Alternative Transaction. For purposes herein, an “Alternative Transaction” shall mean any proposal to approve and adopt any merger agreement or merger (other than the Merger Agreement, the Merger and Exchange), consolidation, sale or purchase of any assets, reorganization, recapitalization, liquidation or winding up of EMJ, other than the transactions contemplated by the Merger Agreement, Merger and Exchange or any other transaction of any nature that would interfere or restrict the consummation of the Merger and Exchange.

SECTION 6.3 Accruals of Interest on the Series A Variable Rate Senior Notes. KIA IV agrees to waive until the Effective Time or, if earlier, the date the Merger Agreement is terminated pursuant to Section 12.1 of the Merger Agreement, its right to declare Holding in default and accelerate payment of all amounts due on the Series A Variable Rate Notes on account of the failure to pay any interest or any other amounts due and payable from September 30, 2004 through the Effective Time.

SECTION 6.4 Tax Treatment. None of Holding, EMJ or any of its Subsidiaries shall (i) take any action, directly or indirectly, that would prevent the transactions contemplated by the Merger Agreement and this Agreement from qualifying as a tax-free reorganization under section 368 of the Code, or (ii) take any action, directly or indirectly, inconsistent with the treatment of (A) the transactions contemplated by the Merger Agreement and this Agreement as a reorganization under section 368 of the Code or (B) the exchanges contemplated by such agreements as having been effected pursuant to the plan of such reorganization. EMJ shall cause EMJ Metals LLC to be treated (at all relevant times) as “disregarded as an entity separate from” EMJ within the meaning of Treasury Regulation 301.7701-3(b)(ii), promulgated under the Code.

SECTION 6.5 Registration and Listing of Shares. EMJ agrees the Common Stock issued in exchange for the Series A Variable Rate Notes and the Holding Warrants, pursuant to Article II, at the time of issuance, will be (i) registered under the Securities Act pursuant to the Merger Registration Statement and (ii) listed for trading on the New York Stock Exchange.

SECTION 6.6 Application of Proceeds of Green Shoe. Notwithstanding anything contained herein to the contrary, in the event that after the Effective Time the underwriters elect to exercise their over-allotment option to purchase additional shares of Common Stock in the IPO, the net proceeds received by the Company from the sale of such shares shall be applied pro rata to the payment of the Series A Variable Rate Notes, the Series A Preferred Stock and the Series B Preferred Stock based on the Aggregate Prepayment Amount of the Holding Notes, the Aggregate Conversion Value of the Series A Preferred Stock and the Aggregate Conversion Value of the Series B Preferred Stock, in lieu of the issuance of shares of Common Stock pursuant to the Merger Agreement and this Agreement. KIA IV and the Company agree to defer until the expiration of the period for exercise of the over-allotment option, the delivery of that portion of the Common Stock to be issued in consideration for the Series A Variable Rate Notes that is equal to the number of shares of Common Stock, valued on a per share basis at the IPO Price, which are equal in aggregate value to the additional cash that would be paid as Common Stock in consideration for the Series A Variable Rate Notes, assuming the underwriters elected to exercise their over-allotment option in full. After expiration of the period for the exercise of the over-allotment option, the Company will pay to KIA IV, that portion of the net proceeds (the aggregate purchase price of the Common Stock less underwriters discounts and commissions) received as a consequence of the exercise of the over-allotment option (the “Net Cash Proceeds of the Over-Allotment Option”) which equals the product of (a) the Net Cash Proceeds of the Over-Allotment Option and (b) the fraction determined by dividing (x) the Prepayment Amount of the Holding Notes by (y) the sum of the Aggregate Conversion Value of the Series A Preferred Stock, the Aggregate Conversion Value of the Series B Preferred Stock and the Aggregate Prepayment Amount of the Holding Notes. The shares of Common Stock comprising a portion of the exchange consideration for the Series A Variable Rate Notes shall be treated as repurchased by the Company and held in treasury.

SECTION 6.7 Closing Deliveries. Each Stockholder hereby agrees to deliver at Closing the agreements, documents, instruments and certificates specified to be delivered by it in Section 11.5 of the Merger Agreement.

SECTION 6.8 Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions hereof, EMJ and each Stockholder shall use their reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective this Agreement, the Merger Agreement, the Merger and Exchange.

ARTICLE VII

CONDITIONS TO CLOSING

SECTION 7.1 Conditions Precedent to Each Party’s Obligation to Effect the Exchange. The respective obligations of each party to effect the Exchange shall be subject to the fulfillment at or prior to the Effective Date of the following conditions:

(a) Amended Consent Order. The Amended DOL Consent Order shall have been issued and entered, with counsel for each of the parties thereto consenting to the entry of that order.

(b) Adoption of the Sixth Amendment to Stock Bonus Plan by Holding. Holding shall have adopted the Sixth Amendment to Stock Bonus Plan, the Supplemental Stock Bonus Plan and the Former Employees Bonus Plan.

(c) Adoption of the Seventh Amendment to Stock Bonus Plan by Holding. Holding shall have adopted the Seventh Amendment to Stock Bonus Plan.

(d) Execution and Delivery of Transfer Restriction Agreement. The Company and each of the management employees of the Company listed on Exhibit M-1 shall have executed and delivered the Transfer Restriction Agreement.

(e) Board Ratification and Confirmation. The board of directors of Holding shall have ratified and confirmed its approval of this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby as contemplated by Section 9.1(b) of the Merger Agreement.

(f) The Merger Registration Statement. The Merger Registration Statement shall have been declared effective, and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued by the Commission or shall be continuing to be in effect, and no proceedings for that purpose shall have been initiated or threatened by the Commission.

(g) Stockholder Approval. The stockholders of Holding shall have adopted the Merger Agreement by the Required Vote.

(h) Appraisal Rights. Stockholders of Holding shall not have exercised Appraisal Rights with respect to more than five percent (5%) of the issued and outstanding capital stock of any class of Holding.

(i) Restated Certificate. The Company shall have caused the Company’s Certificate of Incorporation to be amended and restated by filing the Restated Certificate with the Secretary of State of the State of Delaware.

(j) Completion of the IPO, the IPO Price and the Amount of Cash Proceeds Allocated to Redemption and Repurchase. The IPO shall close concurrently with the Merger, the IPO Price shall be not less than Seven Dollars ($7.00), and the amount of Cash Proceeds Allocated to Preferred Stock and Holding Notes shall be not less than One Hundred Million Dollars ($100,000,000).

(k) Assumption of Stock Bonus Plan, Supplemental Stock Bonus Plan and Former Employees Bonus Plan by the Company. The Company shall have assumed all obligations of Holding with respect to the Stock Bonus Plan, the Supplemental Stock Bonus Plan and the Former Employees Bonus Plan.

(l) Exchange Listing. The shares of Common Stock to be issued in the Merger and the Exchange shall have been approved for listing on the New York Stock Exchange subject to official notice of issuance.

(m) Adoption and Assumption of Stock Options by the Company. The Company shall have assumed all obligations of Holding with respect to the Assumed Options and shall have provided written notice to each holder of Holding Options of such assumption.

(n) Adoption of Company Stock Incentive Plan. The Company shall have adopted the Company Stock Incentive Plan and granted options for issuance thereunder in compliance with Section 6.5(c) of the Merger Agreement.

(o) Execution and Delivery of Nelson Stockholder’s Agreement. The Company and Maurice S. Nelson, Jr. shall have executed and delivered the Nelson Stockholder’s Agreement.

(p) Other Governmental Approvals. (i) All required approvals or Consents of any Governmental Authority in connection with the Merger and the consummation of the other transactions contemplated hereby shall have been obtained (and all relevant statutory, regulatory or other governmental waiting periods, whether domestic, foreign or supranational, shall have expired) unless the failure to receive any such approvals or consents would not, individual or in the aggregate, reasonably be expected to have a material adverse effect on the Company (including the Surviving Corporation) at or after the Effective Time and (ii) all such approvals and consents which have been obtained shall be on terms that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company (including the Surviving Corporation) at or after the Effective Time.

(q) Tax Opinion. The Company shall have received from Katten Muchin Zavis Rosenman (i) an opinion, on the basis of representations and assumptions set forth in such opinion, that the Merger should be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) an opinion, on the basis of representations and assumptions set forth in such opinion, that each of Holding, EMJ Metals LLC and the Company should be a party to the reorganization within the meaning of Section 368(b) of the Code, and neither opinion shall have been withdrawn as of the Effective Time. In rendering its opinion, counsel shall be entitled to rely upon representations of officers of Holding and the Company that are provided pursuant to an officers’ certificate.

(r) No Injunctions. No United States or state governmental authority or other agency or commission or United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making illegal or otherwise prohibiting or restraining consummation of the transactions contemplated by this Agreement.

(s) No Proceedings. There shall not have been instituted or pending any action or proceeding by or before any court or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, by any government or governmental authority, nor shall there have been or be any determination by any government, governmental authority, regulatory or administrative agency or commission which, in either case, would require either party to take any action or do anything in connection with the foregoing which would result in a material adverse effect to their respective businesses.

(t) Certificate of Merger. The Certificate of Merger shall have been properly filed with the Secretary of State of the State of Delaware and shall have satisfied the applicable requirements of the DGCL.

(u) Accuracy of Representations. The representations and warranties of each other Party contained in this Agreement and the Merger Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a material adverse effect on the Company after Closing.

(v) Performance of Covenants. Each covenant or obligation that each other Party is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(w) Consents. All material Consents required to be obtained by each other Party in connection with the Merger and the other transactions contemplated by the Merger Agreement shall have been obtained and shall be in full force and effect.

(x) Registration Rights Agreement, Nominating Agreement and Amendment to Advisory Agreement. The Company and each other party thereto shall have executed and delivered the Registration Rights Agreement, the Nominating Agreement and the Amendment to Advisory Agreement, in each case in substantially the form approved by the Board of Directors of the Company on October 22, 2004.

ARTICLE VIII

TERMINATION

SECTION 8.1 Termination. Except with respect to Section 6.4 hereof, which shall survive the termination of this Agreement and remain in full force and effect thereafter, all of the provisions of this Agreement shall terminate, and no party shall have any rights or obligations hereunder, and this Agreement shall become null and void and have no further force or effect upon the earlier to occur of (1) the Effective Time and (2) the termination of the Merger Agreement; provided, however, that in the case of clause (1) of this Section 7.1, Sections 3.3, 3.4, 4.2, 5.1, 5.2 and 5.3 hereof shall survive the termination of this Agreement and remain in full force and effect.

ARTICLE IX

MISCELLANEOUS

SECTION 9.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.1):

if to the Stockholders:

Kelso & Company, L.P.

320 Park Avenue, 24th Floor

New York, NY 10022

Facsimile No: (212) 223-2379

Attention: James J. Connors II, Esq.

if to Holding:

Earle M. Jorgensen Holding Company, Inc.

10650 Alameda Street

Lynwood, CA 90262

(323) 567-1122

Attention: William S. Johnson

with a copy to:

Katten Muchin Zavis Rosenman

2029 Century Park East, Suite 2600

Los Angeles, CA 90067

Attention: Mark A. Conley, Esq.

if to EMJ:

Earle M. Jorgensen Company

10650 Alameda Street

Lynwood, CA 90262

(323) 567-1122

Attention: William S. Johnson

with a copy to:

Katten Muchin Zavis Rosenman

2029 Century Park East, Suite 2600

Los Angeles, CA 90067

Attention: Mark A. Conley, Esq.

SECTION 9.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Laws, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby and by the Merger Agreement are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that such transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 9.3 Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that Holding may assign all or any of their rights and obligations hereunder to any successor of Holding, provided that no such assignment shall relieve Holding of its obligations hereunder.

SECTION 9.4 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and, except as set forth in Section 9.3 hereof, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.5 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

SECTION 9.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

SECTION 9.7 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Laws any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.7.

SECTION 9.8 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.9 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.10 Amendment. This Agreement may not be amended except by an instrument in writing signed by all the parties hereto. Notwithstanding the foregoing, the provisions of this Agreement shall not be amended without the prior written consent of Holding.

SECTION 9.11 Waiver. Any party to this Agreement may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of another party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of another party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

SECTION 9.12 Costs and Expenses of This Agreement. All costs and expenses of the parties hereto, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by EMJ, whether or not the Closing shall have occurred. Notwithstanding, the prevailing party in any dispute to enforce this Agreement shall be entitled to recover from the losing party its costs and a reasonable attorney’s fee to be determined by the court.

SECTION 9.13 Adjustments. (a) In the event (i) of any increase or decrease or other change in the Shares by reason of stock dividend, stock split, recapitalizations, combinations, exchanges of shares or the like or (ii) that a Stockholder becomes the beneficial owner of any additional shares of capital stock or other securities of Holding, then the terms of this Agreement shall apply to the shares of capital stock and other securities of Holding held by the Stockholders immediately following the effectiveness of the events described in clause (i), or such Stockholder becoming the beneficial owner thereof pursuant to clause (ii).

(b) Each Stockholder hereby agrees to promptly notify Holding of the number of any new capital stock of Holding or other securities acquired by such Stockholder, if any, after the date hereof.

[BALANCE OF PAGE LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

By	/s/ MAURICE S. NELSON, JR.
Name:	Maurice S. Nelson, Jr.
Title:	President, Chief Executive Officer and
Chief Operating Officer

EARLE M. JORGENSEN COMPANY

By:	/s/ MAURICE S. NELSON, JR.
Name:	Maurice S. Nelson, Jr.
Title:	President, Chief Executive Officer and
Chief Operating Officer

KELSO INVESTMENT ASSOCIATES, L.P.
By:	Kelso Partners, L.P., General Partner

	By:	/s/ FRANK T. NICKELL
General Partner

KELSO EQUITY PARTNERS II, L.P.

By:	/s/ FRANK T. NICKELL
General Partner

KIA III-EARLE M. JORGENSEN, L.P.

By:	Kelso Partners III, L.P., General Partner

	By:	/s/ FRANK T. NICKELL
General Partner

KELSO INVESTMENT ASSOCIATES IV, L.P.

By:	Kelso Partners IV, L.P. General Partner

	By:	/s/ FRANK T. NICKELL
General Partner

ANNEX C

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

EARLE M. JORGENSEN COMPANY

Earle M. Jorgensen Company, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Act”), DOES HEREBY CERTIFY THAT:

1. In accordance with the provisions of Sections 242 and 245 of the Act, this amendment and restatement of the Certificate of Incorporation of the Earle M. Jorgensen Company has been duly adopted by the sole stockholder of this Corporation by written consent in accordance with Sections 228(a) of the Act, and by the Board of Directors acting at a meeting by unanimous vote approving a resolution setting forth the Amended and Restated Certificate of Incorporation, declaring its adoption advisable and submitting it to the sole stockholder entitled to vote in respect thereof for its consideration. The original name the corporation was incorporated under was The EMJ Company. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 28, 1975.

2. This amendment and restatement amends and restates this Corporation’s Certificate of Incorporation to read in its entirety as follows:

Section 1. The name of the Corporation is the Earle M. Jorgensen Company (hereinafter the “Corporation”).

Section 2. The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

Section 3. The nature of the business of the Corporation and its purpose is to engage in any lawful act or activity for which a corporation may be organized under the Act.

Section 4.

(a) The total number of shares of stock which the Corporation shall have the authority to issue is eighty million (80,000,000) shares of common stock, each having a par value of one tenth of a cent ($0.001) (the “Common Stock”), and ten million (10,000,000) shares of preferred stock, each having a par value of one tenth of a cent ($0.001) (“Preferred Stock”). No share shall be issued until it has been paid for, and all shares, when and as issued, shall thereafter be nonassessable.

(b) The following is a description of the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the Common Stock of the Corporation:

(i) Each share of Common Stock shall have one vote, and, except as otherwise provided in respect of any other class of stock hereafter classified or reclassified, the exclusive voting power for all purposes shall be vested in the holders of the Common Stock. Shares of Common Stock shall not have cumulative voting rights.

(ii) Subject to the provisions of law and any preferences of any Preferred Stock or any other class of stock hereafter classified or reclassified, dividends, including dividends payable in shares of another class of the Corporation’s stock, may be paid ratably on the Common Stock at such time and in such amounts as the Board or Directors may deem advisable.

(iii) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock shall be entitled, together with the holders of any other class of stock hereafter classified or reclassified not having a preference on distributions in the liquidation, dissolution or winding up of the Corporation, to share ratably in the net assets of the Corporation remaining, after payment or provision for payment of the debts and other liabilities of the Corporation and the amount to which the holders of any class of stock hereafter classified or reclassified having a preference on distributions in the liquidation, dissolution or winding up of the Corporation shall be entitled.

(c) The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the Act, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions. Subject to the express terms of any other series of Preferred Stock outstanding at the time, the Board of Directors may increase or decrease the number of shares or alter the designation or classify or reclassify any unissued shares of a particular series of Preferred Stock by fixing or altering in any one or more respect from time to time before issuing the shares any terms, rights, restrictions and qualification of the shares.

Section 5. The number of directors of the Corporation shall be fixed and may be altered from time to time in the manner provided in the Bylaws of the Corporation (the “Bylaws”), and vacancies in the Board of Directors and newly created directorships resulting from any increase in the authorized number of directors may be filled and directors may be removed as provided in the Bylaws.

Section 6. All corporate powers and authority of the Corporation (except as at the time otherwise provided by law, by this Amended and Restated Certificate of Incorporation or by the Bylaws) shall be vested in and exercised by the Board of Directors.

Section 7. The election of directors may be conducted in any manner approved by the stockholders at the time when the election is held and need not be by ballot, unless the Bylaws of the Corporation provide otherwise.

Section 8. The stockholders of the Corporation shall not be entitled to preemptive rights to purchase, subscribe for, or otherwise acquire any unissued or treasury shares of capital stock of the Corporation, or any options or warrants to purchase shares, or any shares, bonds, notes, debentures or other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares.

Section 9. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. Except as otherwise provided by this Amended and Restated Certificate of Incorporation or the Act, if a quorum is present, the affirmative vote of a majority of the shares entitled to vote on the subject matter (and present in person or represented by proxy at the meeting) other than the election of directors, shall be the act of the stockholders. Directors shall be elected by plurality of the votes of the shares present in person or represented by a proxy at the meeting entitled to vote on the election of directors.

Section 10. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of all the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this Section 10 to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceeding of meetings are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this Section.

Section 11. The Corporation shall, to the fullest extent permitted by the provisions of the Act, as now or hereafter in effect, indemnify all persons whom it may indemnify under such provisions. The indemnification provided by this Section shall not limit or exclude any rights, indemnities or limitations of liability to which any person may be entitled whether as a matter of law, under the Bylaws of the Corporation, by agreement, vote of the stockholders or disinterested directors of the Corporation or otherwise.

Section 12. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Act, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the Act is amended to authorize the further elimination or limitation of liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Act. Any repeal or modification of this Section 12 by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Section 13. The Corporation shall not be governed by Section 203 of the Act.

Section 14. The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Amended and Restated Certificate of Incorporation in any manner now or hereafter prescribed or permitted by the Act and does further authorize at any time prior to the filing of such amendment with the Delaware Secretary of State, notwithstanding authorization of the proposed amendment by the stockholders of the Corporation, the Board of Directors may abandon such proposed amendment without further action by the stockholders.

Section 15. The Board of Directors shall have the power without the assent or vote of the stockholders of the Corporation to adopt, amend, alter or repeal the Bylaws, except to the extent that the Bylaws or the Amended and Restated Certificate of Incorporation otherwise provide.

IN WITNESS WHEREOF, I, William S. Johnson, Vice President, Chief Financial Officer and Secretary of the Corporation, have executed this Amended and Restated Certificate of Incorporation on behalf of the Corporation as of the      day of                     , 2005, and DO HEREBY CERTIFY under the penalties of perjury that the facts stated in this Amended and Restated Certificate of Incorporation are true.

EARLE M. JORGENSEN COMPANY

By:
Name:	William S. Johnson
Title:	Vice President, Chief Financial Officer and Secretary

ANNEX D

AMENDED AND RESTATED BYLAWS

EARLE M. JORGENSEN COMPANY

ARTICLE I.

OFFICES

The principal office of the corporation shall be located at the principal place of business or such other place as the Board of Directors of the corporation (“Board”) may designate. The corporation may have such other offices, either within or without the State of Delaware, as the Board may designate or as the business of the corporation may require from time to time.

ARTICLE II.

STOCKHOLDERS

2.1 Annual Meeting. The annual meeting of the stockholders shall be held on a date and at a time designated by the Board for the purpose of electing directors and transacting such other business as may properly come before the meeting. If the day fixed for the annual meeting is a legal holiday, the meeting shall be held on the next succeeding business day. If the annual meeting is not held on the date designated therefor, the Board shall cause the meeting to be held as soon thereafter as may be convenient.

2.2 Special Meetings. The President (or in the event of his absence or disability, the Executive Vice President), the Board, or the holders of not less than twenty percent (20%) of all the outstanding shares of the corporation entitled to vote at the meeting, may call special meetings of the stockholders for any purpose.

2.3 Place of Meeting. All meetings, including special meetings of the stockholders, shall be held at the principal office of the corporation or at such other place within or without the State of Delaware designated by the Board or the President.

2.4 Notice of Meeting. The President, the Secretary or the Board calling an annual or special meeting of stockholders as provided for herein, shall cause to be delivered to each stockholder entitled to vote at the meeting either personally, by mail or by electronic transmission, not less than ten (10) nor more than sixty (60) days before the meeting, written notice stating the place, if any, day and hour of the meeting, the means of remote communication, if any, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. At any time, upon written request of the holders of not less than twenty percent (20%) of all of the outstanding shares of the corporation entitled to vote at the meeting, it shall be the duty of the Secretary to call a special meeting of stockholders to be held at the principal office or such other place within or without the State of Delaware as the Board or President shall designate, at such time as the Board or the President may fix, not less than ten (10) nor more than sixty (60) days after receipt of said request, and if the Secretary shall neglect or refuse to issue such call, or if the notice of meeting described in this Section 2.4 shall otherwise not state the purpose or purposes for which such meeting is called in a manner acceptable to the stockholders calling such meeting, the person making the request to call such meeting may do so and may fix the date for such meeting. If such notice is mailed or sent by courier, it shall be deemed delivered when deposited in the official government mail or with such courier properly addressed to the stockholder at his or her address as it appears on the stock transfer books of the corporation with postage prepaid. If notice is given by facsimile transmission, notice is deemed to be given when directed to a number at which the stockholder has consented to receive notice. If notice is given by electronic mail, notice is deemed to be given when directed to an electronic mail address at which the stockholder has consented to receive notice or if notice is given by posting on an electronic network together with separate notice to the stockholder of such specific posting notice is deemed to be given upon the later of (a) such posting and (b) the giving of such separate notice. If notice is given by any other means of electronic transmission, notice is deemed to be given when directed to the stockholder. Consent shall be deemed to be given by any stockholder that provides an e-mail, facsimile or other electronic transmission address to the corporation and consents to receiving notice in the form of such method of electronic transmission. Any such consent is revocable by the stockholder by written notice to the corporation. Any such consent shall be deemed to be revoked if (a) the corporation is unable to deliver two consecutive notices by e-mail, facsimile or electronic transmission and (b) such inability becomes known to the Secretary, any assistant secretary or the transfer agent or such other person responsible for giving notice, provided however that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

2.5 Waiver of Notice.

2.5.1 Whenever any notice is required to be given to any stockholder under the provisions of these Bylaws, the certificate of incorporation of the corporation as currently in effect (the “Certificate of Incorporation), or the General Corporation Law of Delaware (the “DGCL”), a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of stockholders need be specified in any written waiver of notice or any waiver by electronic transmission.

2.5.2 The attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when a stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

2.6 Stockholder Proposals and Nominations for Annual Meetings. Nominations of persons for election to the Board and the proposal of business to be transacted by the stockholders at an annual meeting of stockholders may be made (a) pursuant to the corporation’s notice with respect to such meeting, (b) by, or at the direction of, the Board or (c) by any stockholder of record of the corporation who was a stockholder of record at the time of the giving of the notice provided for in the following paragraph, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Article II, Section 2.6.

For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of the foregoing paragraph, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation at the principal executive offices of the corporation, (ii) such business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice, as that term is defined in this Article II, Section 2.6, such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation’s voting shares reasonably believed by such stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder (the number of voting shares required to carry the proposal or elect the nominees being the “Required Number”), and must, in either case, have included in such materials the Solicitation Notice and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Article II, Section 2.6, the stockholder or beneficial owner proposing such business or nomination must not have solicited proxies for a number of shares equal to or greater than the Required Number. To be timely, a stockholder’s notice shall be delivered to the Secretary of the corporation at the principal executive offices of the corporation not less than ninety (90) days prior to the first anniversary (the “Anniversary”) of the date on which the corporation first mailed its proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than thirty (30) days prior to, or delayed by more than thirty (30) days after, the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (a) the sixtieth (60th) day prior to such annual meeting or (b) the tenth (10th) day following the day on which public announcement of the date of such annual meeting is first made. Such stockholder’s notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominee as a director pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such person’s written consent to serve as a director if elected; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner, (B) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner and (C) whether either such stockholder or such beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of the corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent being referred to as a “Solicitation Notice”).

Notwithstanding anything in the second sentence of the second paragraph of this Article II, Section 2.6 to the contrary, in the event that the number of directors to be elected to the Board is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the corporation at least one hundred (100) days prior to the Anniversary, a stockholder’s notice required by these Bylaws shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the corporation at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

Only persons nominated in accordance with the procedures set forth in this Article II, Section 2.6 shall be eligible to serve as directors, and only such business shall be conducted at an annual meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Article II, Section 2.6. The chair of the meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposed business or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

Notwithstanding the foregoing provisions of this Article II, Section 2.6, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to matters set forth in this Article II, Section 2.6. Nothing in this Article II, Section 2.6 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press, PR Newswire, Business Wire or a comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

2.7 Business at Special Meetings. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the notice of meeting described in Section 2.4.

2.8 Stockholder Nominations for Special Meetings. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (a) by or at the direction of the Board or (b) by any stockholder of record of the corporation who is a stockholder of record at the time of giving notice provided for in this paragraph, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in Article II, Section 2.6. Nominations by stockholders of persons for election to the Board may be made at such a special meeting of stockholders if the stockholder’s notice required by the second paragraph of Article II, Section 2.6 shall be delivered to the Secretary of the corporation at the principal executive offices of the corporation not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

Notwithstanding the foregoing provisions of this Article II, Section 2.8, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to matters set forth in this Article II, Section 2.8.

2.9 Fixing of Record Date for Determining Stockholders. For the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of stockholders or any adjournment thereof, the Board may fix in advance a date as the record date for any such determination. Such record date shall be not more than sixty (60) days, nor less than ten (10) days prior to the date of such meeting. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. Such a determination shall apply to any adjournment of the meeting; provided, however, the Board may fix a new record date for any adjourned meeting.

2.10 Voting List. At least ten (10) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, shall be made, arranged in alphabetical order with the address of and number of shares registered in the name of each stockholder. Unless otherwise required by law, the corporation shall not be required to include electronic mail or other electronic contact information in such list of stockholders. This list shall be kept open for the inspection of any stockholder, for any purposes germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the place of the meeting during the whole time thereof, and may be inspected by any stockholder that is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.11 Quorum. A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the stockholders. If less than a majority of the outstanding shares entitled to vote are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. If a quorum is present or represented at a reconvened meeting following such an adjournment, any business may be transacted that might have been transacted at the meeting as originally called. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.12 Proxy. A stockholder may vote by proxy executed in writing by the stockholder or by his or her attorney-in-fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. A proxy shall become invalid three (3) years after the date of its execution, unless otherwise provided in that proxy. A proxy with respect to a specified meeting shall entitle the holder thereof to vote at any adjournment of such meeting but shall not be valid after the final adjournment thereof.

2.13 Conducting Meetings. Meetings of the stockholders shall be conducted in a fair manner but need not be governed by any prescribed rules of order. The Chairman of the Board or, in his or her absence, the officer presiding at the meeting shall establish an agenda for the meeting. The Chairman of the Board’s or such other presiding officer’s rulings on procedural matters shall be final. The Chairman of the Board or such other presiding officer is authorized to impose reasonable time limits on the remarks of individual stockholders and may take such steps as such officer may deem necessary or appropriate to assure that the business of the meeting is conducted in a fair and orderly manner.

ARTICLE III.

BOARD OF DIRECTORS

3.1 General Powers. The business and affairs of the corporation shall be managed by the Board.

3.2 Number and Qualification. The Board shall be composed of not less than three (3) nor more than nine (9) directors, the specific number to be set by resolution of the Board or the stockholders. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. Directors shall be natural persons of the age of eighteen years or older, but need not be residents of the State of Delaware or stockholders of the corporation.

3.3 Election and Term. Except as otherwise provided by law or these Bylaws, directors shall be elected at the annual meeting of the stockholders or at a special meeting of the stockholders called for that purpose. The directors shall hold office until their respective successors are duly elected and qualified or until their earlier death, resignation or removal.

3.4 Annual and Regular Meetings. An annual Board meeting shall be held without notice immediately after and at the same place as the annual meeting of stockholders. By resolution, the Board may specify the time and place either within or without the State of Delaware for holding regular meetings without other notice than such resolution, or by resolution the Board may determine that the meeting shall not be held in any place, but by means of remote communication

3.5 Special Meetings. Special Board meetings may be called by or at the request of the President or any one director. The person or persons authorized to call special meetings may fix any place either within or without the State of Delaware as the place for holding any special Board meeting called by them, or such person or persons may determine that the meeting shall not be held in any place, but by means of remote communication.

3.6 Meetings by Telephone. Members of the Board or any committee designated by the Board may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at a meeting.

3.7 Notice of Special Meetings. Notice of a special Board meeting shall be given to a director either in writing or by electronic transmission to each director at his or her address shown on the records of the corporation. Neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice of such meeting.

3.7.1 Personal Delivery. If delivery is by personal service, the notice shall be effective if delivered at such address at least two (2) days before the meeting.

3.7.2 Delivery by Mail. If notice is delivered by mail or by courier, the notice shall be deemed effective if deposited in the official government mail or with such courier properly addressed with postage prepaid at least five (5) days before the meeting.

3.7.3 Delivery by Electronic Transmission. If sent by e-mail or other electronic transmission, such notice shall be deemed to be given upon direction to the e-mail or other electronic address of record of the director.

3.8 Waiver of Notice.

3.8.1 Whenever any notice is required to be given to any director under the provisions of these Bylaws, the Certificate of Incorporation or the DGCL, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the waiver of notice of such meeting.

3.8.2 The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

3.9 Quorum. A majority of the total number of directors shall constitute a quorum for the transaction of business at any Board meeting but, if less than a majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

3.10 Manner of Acting. The act of the majority of the directors present at a meeting at which there is a quorum shall be the act of the Board, unless the vote of a greater number is required by these Bylaws, the Certificate of Incorporation or the DGCL.

3.11 Presumption of Assent. A director of the corporation present at a Board meeting at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent is entered in the minutes of the meeting, or unless such director files a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or forwards such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. A director who voted in favor of such action may not dissent.

3.12 Action by Board or Committees Without a Meeting. Any action which could be taken at a meeting of the Board or of any committee appointed by the Board may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are inserted in the minute book as if it were the minutes of a Board or a committee meeting. Such filings shall be in paper form if the minutes are maintained in paper form and in electronic form if the minutes are maintained in electronic form.

3.13 Resignation. Any director may resign at any time by delivering notice to the corporation. Any such resignation shall take effect at the time specified therein, or if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.14 Removal. Any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

3.15 Vacancies. Any vacancy occurring on the Board may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office.

3.16 Committees.

3.16.1 Appointment. The Board, by resolution passed by a majority of the whole Board, may from time to time appoint from among its members one or more committees, each of which shall consist of one or more directors and, to the extent provided in such resolution, shall have and may exercise all of the authority of the Board. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at a meeting and that are not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.

3.16.2 Authority. No committee created pursuant to Article 3.16.1 hereof shall have the authority to: (1) declare dividends or distributions, except at a rate or in periodic amount determined by the Board, (2) approve or recommend to stockholders actions or proposals required by the DGCL to be approved by stockholders, (3) fill vacancies on the Board or any committee thereof, (4) amend these Bylaws, (5) authorize or approve the reacquisition of shares unless pursuant to general formula or method specified by the Board, (6) approve a plan of merger, consolidation, or exchange of shares not requiring stockholder approval, (7) reduce earned or capital surplus, (8) appoint other committees of the Board or members thereof, (9) amend the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board as provided in Section 151(a) of the DGCL, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), (10) recommend to the stockholders the sale, lease or exchange of all or substantially all of the corporation’s property and assets, (11) recommend to the stockholders a dissolution of the corporation or a revocation of a dissolution, (12) authorize the issuance of stock, or (14) adopt a certificate of ownership and merger pursuant to Section 253 of the DGCL.

3.16.3 Minutes of Meetings. All committees so appointed shall keep regular minutes of their meetings and shall cause them to be recorded in books kept for that purpose.

3.16.4 Resignation. Any member of any committee may resign at any time by delivering written notice thereof to the President, the Secretary, the Board or the Chairman of such committee. Any such resignation shall take effect at the time specified therein, or if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.16.5 Removal. The Board may remove from office any member of any committee elected or appointed by it, but only by the affirmative vote of not less than a majority of the whole Board.

3.17 Compensation. By Board resolution, directors and committee members may be paid their expenses, if any, for attendance at each Board or committee meeting or for all or portions of days spent working at the request of the corporation on its affairs, or a fixed sum for attendance at each Board or committee meeting or for all or portions of days spent working at the request of the corporation on its affairs, or a stated salary as director or a committee member, or a combination of the foregoing. No such payment shall preclude any director or committee member from serving the corporation in any other capacity and receiving compensation therefor.

3.18 The Chairman of the Board. The Board at its first meeting after each annual meeting of the stockholders shall choose from among its members a Chairman of the Board. Except as otherwise provided by these Bylaws, the Chairman of the Board shall preside at all meetings of the stockholders and of the Board. The Chairman of the Board shall have such other powers and perform such other duties as are provided in these Bylaws and, in addition thereto, as the Board may from time to time determine.

ARTICLE IV.

OFFICERS

4.1 Number. The officers of the corporation shall be a President, a Secretary and a Chief Financial Officer, each of whom shall be elected by the Board. One or more Executive Vice Presidents and such other officers and assistant officers, may be elected or appointed by the Board, such officers and assistant officers to hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as may be provided by resolution of the Board. Any officer may be assigned by the Board any additional title that the Board deems appropriate. The Board may delegate to any officer or agent the power to appoint any such subordinate officers or agents and to prescribe their respective terms of office, authority and duties. Any two (2) or more offices may be held by the same person.

4.2 Election and Term of Office. The officers of the corporation shall be elected annually by the Board at the Board meeting held after the annual meeting of the stockholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as a Board meeting conveniently may be held. Unless an officer dies, resigns, or is removed, he or she shall hold office until the next annual meeting of the Board or until his or her successor is elected.

4.3 Resignation. Any officer may resign at any time by delivering written notice to the corporation. Any such resignation shall take effect at the time specified therein, or if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

4.4 Removal. Any officer or agent elected or appointed by the Board may be removed by the Board whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.5 Vacancies. A vacancy in any office because of death, resignation, removal, creation of a new office or any other cause may be filled by the Board for the unexpired portion of the term, or for a new term established by the Board.

4.6 President. The President shall be the chief executive officer of the corporation unless some other officer is so designated by the Board, and subject to the Board’s control, shall supervise and control all of the assets, business and affairs of the corporation.

4.7 Executive Vice President. An Executive Vice President shall perform all duties and exercise all powers as may from time to time be assigned to him or her by the President or by the Board. In the absence or disability of the President, the duties of the President shall be performed and his powers may be exercised by an Executive Vice President.

4.8 Vice President. Any Vice President appointed by the Board shall perform such duties as from time to time may be assigned to him or her by the President or by the Board.

4.9 Secretary. The Secretary shall: (a) keep the minutes of meetings of the stockholders and the Board in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and seal of the corporation; (d) keep registers of the post office address of each stockholder and director; (e) sign certificates for shares of the corporation; (f) have general charge of the stock transfer books of the corporation; (g) sign with the President, or other officer authorized by the Board, deeds, mortgages, bonds, contracts, or other instruments; and (h) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the President or by the Board. In the absence of the Secretary, an Assistant Secretary may perform the duties of the Secretary.

4.10 Chief Financial Officer. The Chief Financial Officer shall be the principal financial officer of the corporation and shall (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever and deposit all such moneys in the name of the corporation in such banks, savings and loan associations, trust companies or other depositories; and (c) in general perform all the duties incident to the office of Chief Financial Officer and such other duties as from time to time may be assigned to the Chief Financial Officer by the President or the Board.

4.11 Salaries. The salaries of the officers shall be fixed from time to time by the Board or by any person or persons to whom the Board has delegated such authority. No officer shall be prevented from receiving such salary by reason of the fact that he or she is also a director of the corporation.

ARTICLE V.

CONTRACTS, LOANS, CHECKS AND DEPOSITS

5.1 Contracts. The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances.

5.2 Loans. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances.

5.3 Checks, Drafts, Etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, or agent or agents, of the corporation and in such manner as is from time to time determined by resolution of the Board.

5.4 Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board may select.

ARTICLE VI.

CERTIFICATES FOR SHARES AND THEIR TRANSFER—DIVIDENDS

6.1 Issuance of Shares. No shares of the corporation shall be issued unless authorized by the Board, which authorization shall include the maximum number of shares to be issued and the consideration to be received for each share.

6.2 Dividends. No dividends to stockholders of the corporation shall be declared unless authorized by the Board. For the purpose of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect to any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix the record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining the stockholders for any such purpose shall be the close of business on the day on which the Board adopts the resolution relating thereto.

6.3 Certificates for Shares. Certificates representing shares of the corporation shall be signed by or bear the facsimile signature of the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary and shall include on their face written notice of any restrictions which may be imposed on the transferability of such shares. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person was such officer, transfer agent, or registrar at the date of issue. All certificates shall be consecutively numbered or otherwise identified.

6.4 Transfer Agents and Registrars. The Board may, in its discretion, appoint responsible banks or trust companies in such city or cities as the Board may deem advisable, from time to time, to act as transfer agents and registrars of the stock of the corporation and, when such appointments shall have been made, no stock certificate shall be valid until countersigned by one of such transfer agents and registered by one of such registrars.

6.5 Transfer of Shares. Shares may be transferred by delivery of the certificates therefor, accompanied either by an assignment in writing on the back of the certificates or by written power-of-attorney to sell, assign and transfer the same, signed by the record holder thereof; but no transfer shall affect the right of the corporation to pay any dividend upon the shares to the holder of record thereof, or to treat the holder of record as the holder in fact thereof for all purposes, and no transfer shall be valid, except between the parties thereto, until such transfer shall have been made upon the books of the corporation. All certificates surrendered to the corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificates for a like number of shares shall have been surrendered and cancelled.

6.6 Lost or Destroyed Certificates. In the case of a lost, destroyed or mutilated certificate, a new certificate may be issued therefor upon such terms and indemnity to the corporation as the Board may prescribe.

ARTICLE VII.

BOOKS AND RECORDS

The corporation shall keep correct and complete books and records of account, stock transfer books, minutes of the proceedings of its stockholders and Board and such other records as may be necessary or advisable.

ARTICLE VIII.

FISCAL YEAR

The fiscal year of the corporation shall be established by resolution of the Board.

ARTICLE IX.

SEAL

The seal of the corporation, if any, shall be in such form as required by law and as shall be approved by the Board.

ARTICLE X.

INDEMNIFICATION

10.1 Indemnification of Directors, Officers, Employees and Agents. The Corporation shall:

10.1.1 indemnify, to the fullest extent permitted by the DGCL, any present or former director of the corporation, and may indemnify any present or former officer, employee or agent of the corporation selected by, and to the extent determined by, the Board for indemnification, such selection to be evidenced by an indemnification agreement, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of, the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful; and

10.1.2 indemnify any present or former director of the corporation, and may indemnify any present or former officer, employee or agent of the corporation selected by, and to the extent determined by, the Board for indemnification, such selection to be evidenced by an indemnification agreement, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper; and

10.1.3 indemnify any present or former director or officer, and may indemnify any present or former employee or agent of the corporation selected by, and to the extent determined by, the Board for indemnification, such selection to be evidenced by an indemnification agreement, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, to the extent that such person has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Article X, Sections 10.1.1 and 10.1.2, or in defense of any claim, issue or matter therein; and

10.1.4 pay expenses incurred by a director, or an officer who is entitled to indemnification hereunder, in defending a civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation as authorized in this Article X; and

10.1.5 notwithstanding the foregoing provisions and except as required by the DGCL, the Corporation shall not be obligated to indemnify or pay expenses incurred by any person with respect to any threatened, pending, or completed claims, suits or actions, whether civil, criminal, administrative, investigative or otherwise (“Proceedings”), initiated or brought voluntarily by such person and not by way of defense (other than Proceedings brought to establish or enforce a right to indemnification under the provisions of this Article X, unless a court of competent jurisdiction determines that each of the material assertions made by such person in such Proceedings were not made in good faith or were frivolous). The corporation shall not be obligated to indemnify such person for any amount paid in settlement of a Proceeding covered hereby without the prior written consent of the corporation to such settlement; and

10.1.6 not deem the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Article X as exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement or vote of stockholders or disinterested directors, or otherwise, both as to action in such director’s or officer’s official capacity and as to action in another capacity while holding such office; and

10.1.7 have the right, authority and power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of this Article X; and

10.1.8 deem the provisions of this Article X to be a contract between the corporation and each director, or appropriately designated officer, employee or agent, who serves in such capacity at any time while this Article X is in effect, and any repeal or modification of this Article X shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon such state of facts; provided, however, that the provisions of this Article X shall not be deemed to be a contract between the corporation and any directors, officers, employees or agents of any other corporation (the “Second Corporation”) that shall merge into or consolidate with the corporation where the corporation shall be the surviving or resulting corporation, and any such directors, officers, employees or agents of the Second Corporation shall be indemnified to the extent required under the DGCL at the discretion of the Board; and continue the indemnification and advancement of expenses provided by, or granted pursuant to, this Article X, unless otherwise provided when authorized or ratified, as to a person who has ceased to be a director, officer, employee or agent of the corporation, and the indemnification and advancement of expenses provided by, or granted pursuant to, this Article X shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI.

CONFLICTS OF INTEREST

11.1 Contract or Relationship Not Void. No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or have a financial interest shall be void or voidable solely for this reason, or solely because such director or officer is present at, or participates in, the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because such director’s or officer’s vote is counted for such purpose, if:

11.1.1 the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

11.1.2 the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

11.1.3 the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof, or the stockholders.

11.2 Quorum. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE XII.

AMENDMENTS

These Bylaws may be altered, amended or repealed and new bylaws may be adopted by a majority vote of the Board at any regular or special meeting of the Board, subject to the power of the stockholders to make, amend or repeal such Bylaws by the affirmative vote of the holders of a majority of the outstanding shares of the corporation entitled to vote thereon at any annual meeting or at a special meeting called for that purpose or by written consent.

ARTICLE XIII.

CONSTRUCTION

In the event of any conflict between the provisions of these Bylaws as in effect from time to time and the provisions of the Certificate of Incorporation of the corporation as in effect from time to time, the provisions of such Certificate of Incorporation shall be controlling.

The foregoing Amended and Restated Bylaws were adopted by the Board on the      day of                     , 2005.

Secretary

ANNEX E

EARLE M. JORGENSEN COMPANY

AMENDED AND RESTATED

AUDIT COMMITTEE CHARTER

A. Purpose

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board of Directors” or the “Board”) of Earle M. Jorgensen Company (the “Company”) for purposes of assisting Board oversight of (a) the integrity of the Company’s financial statements; (b) the Company’s compliance with legal and regulatory requirements; (c) the qualifications and independence of the registered public accounting firm that audits the Company’s financial statements (the “Auditors”); and (d) the performance of the Company’s internal audit function and of the Auditors. In so doing, it shall be the goal of the Committee to maintain free and open means of communication between the members of the Board, the Auditors, the Company’s internal auditors, and the Company’s management. The Committee shall each year, in conjunction with the preparation of the Audit Committee Report to the Company’s stockholders, discussed further below, annually evaluate its own performance in light of the foregoing purposes and implement such structural or operational changes as it deems necessary and appropriate following such review.

The functions of the Committee are enumerated in Section C of this Charter.

While the Committee has the functions set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles (“GAAP”). The responsibility to plan and conduct audits is that of the Auditors. The Company’s management has the responsibility to determine that the Company’s financial statements are complete and accurate and in accordance with GAAP. It is also not the duty of the Committee to assure the Company’s compliance with laws and regulations. The primary responsibility for these matters rests with the Company’s management. The Committee shall obtain the advice and assistance, as appropriate, of independent counsel and other advisors as necessary to fulfill the responsibilities of the Committee.

In its oversight capacity, the Committee is neither intended nor equipped to guarantee with certainty to the full Board and stockholders the accuracy and quality of the Company’s financial statements and accounting practices. The Committee can do no more than rely upon information it receives, questions and assesses in fulfilling its functions.

B. Composition.

1. Composition and Qualification.

a. The Committee shall have at least three (3) members, each of whom shall be approved by the Board. Each member of the Committee shall be “independent” within the judgment of the Board pursuant to the criteria set forth in the Company’s Corporate Governance Guidelines, a copy of which is available under the section titled “Corporate Governance” on the Company’s website at www.emjmetals.com. Furthermore, a person may serve on the Committee only if the Board determines he or she satisfies the requirements, including independence and experience, of (i) the rules of the New York Stock Exchange (the “NYSE”), (ii) Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any rules promulgated by the SEC thereunder and (iii) any other laws and regulations applicable to the Company.

b. All members of the Committee must be financially literate, as determined in the business judgment of the Board. At least one member of the Committee shall have accounting or related financial management expertise, as determined in the business judgment of the Board, and at least one member shall qualify as an “audit committee financial expert,” within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the SEC pursuant thereto.

c. The Committee shall be appointed and replaced by the Board on recommendation of the Nominating and Corporate Governance Committee. The Committee Chairman shall be designated by the full Board of Directors upon the recommendation of the Chairman of the Board.

d. No Committee member may simultaneously serve on the audit committees of more than three (3) public companies, including the Company.

e. Other directors may attend and participate as nonvoting members at any meeting of the Committee, subject to exclusion at the request of the Chairman of the Committee if matters sensitive to conflicts of interest or independence are to be discussed. Members of management may attend meetings of the Committee at the invitation of the Committee.

C. Functions.

The Committee’s oversight functions may be divided into the following general categories: (1) general duties, (2) assessing internal controls system established by management, (3) evaluating independent audit processes and (4) overseeing financial reporting. The Committee shall:

1. General Duties.

a. Assist the Board of Directors of the Company in fulfilling its oversight functions with respect to the quality and integrity of the Company’s financial statements.

b. Review periodically the Company’s procedures for assuring compliance with laws and regulations throughout the Company, including, but not limited to, compliance with the Company’s Code of Ethics for Senior Financial Officers and Principal Executive Officer and the Code of Business Conduct and Ethics.

c. Review this Charter at least annually or as conditions dictate, submit the Charter with any recommended changes to the Board for approval and have the then-current document published in accordance with the rules of the NYSE and applicable law.

d. Review periodically with management the status of pending litigation, taxation matters and other areas of oversight of compliance with applicable laws and regulations as may be appropriate.

e. Perform such other functions as assigned by law, the Company’s certificate of incorporation or bylaws, or the Board of Directors.

2. Internal Controls Process.

a. Review with the Auditors and the internal auditors the adequacy of the Company’s system of internal controls and disclosure controls and procedures, including information system controls and security, and any related significant findings and recommendations of the Auditors and the internal auditors, together with management’s responses thereto.

b. Establish procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, and (iii) the dissemination of the procedures developed pursuant to clause (ii) above in a manner reasonably calculated to make them known to all Company employees.

c. The Committee shall have the authority to investigate any matter brought to its attention and to retain, at the Company’s expense, outside counsel for this purpose if it believes it to be appropriate.

d. Establish policies and procedures to ensure that management regularly and appropriately assesses the Company’s major financial risk exposure and implements plans to monitor and mitigate such risks.

e. Review and approve as may be required by the rules of the NYSE and applicable law, related party transactions and potential conflicts of interest between Board members or senior management or members of their immediate families, on the one hand, and the Company, on the other hand (including all transactions required to be disclosed by Item 404(a) of Regulation S-K).

f. Review periodically policies and procedures covering officers’ expense accounts, perquisites and the use of corporate assets and discuss the results of such review with the Auditors.

3. Relationship with Independent Auditors and the Audit Process.

a. The Auditors shall be independent as determined under Rule 10A-3 of the Exchange Act.

b. The Committee shall be directly responsible for the appointment, replacement or termination, compensation and oversight of the work of any registered public accounting firm, including the Auditors (including resolution of disagreements between management of the Company and the Auditors regarding financial reporting), engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and each such registered public accounting firm shall report directly to the Committee. The Committee shall review and approve engagement letters between the Company and the Auditors. All auditing services and permitted non-audit services provided to the Company by the Auditors shall be preapproved by the Committee, as permitted by Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, in accordance with such rules, limitations, policies or procedures the Committee adopts. The Committee may delegate, subject to any rules or limitations it may deem appropriate, to one or more designated members of the Committee the authority to grant such preapprovals; provided, however, that the decisions of any member to whom authority is so delegated to preapprove an activity shall be presented to the full Committee at its next scheduled meeting. The Committee may delegate to one of its members the authority to preapprove accounting/auditing/tax services involving fees less than $100,000.

c. The Committee shall review and discuss with the Auditors all significant relationships the Auditors have or are proposed to have with the Company to determine the Auditors’ independence and effectiveness, and obtain and review a report from the Auditors describing the Auditors’ internal quality control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five (5) years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues. The Committee shall obtain a formal written statement from the Auditors not less than annually delineating all relationships between the Company and the Auditors, consistent with Independence Standards Board Standard 1, and confirming their independence, and actively engage in dialogue regarding disclosed relationships or services, which may impact the objectivity and independence between the Auditors and the Company. The Committee shall also take appropriate action to ensure the independence of the Auditors. In considering the independence of the Auditors, the Committee will review the nature of the services provided by the Auditor’s firm and the fees charged, and such other matters as the Committee deems appropriate.

d. Review with the Auditors and management the audit plan of the Auditors, including scope, staffing, locations, reliance upon management, internal audit and general audit approach and the content of all audit-related services, for the current year and the following year.

e. Review with the Auditors, the internal auditors and financial and accounting personnel the adequacy and effectiveness of the accounting, financial and information systems controls of the Company.

f. Review the experience and qualifications of the senior members of the Auditor’s team.

g. Review the performance of the Auditors and discharge the Auditors when circumstances warrant.

h. Discuss with the Auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

i. Review with the Auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.

j. The Committee shall establish a regular schedule of meetings with the Auditors without management present to discuss candidly any audit problems or difficulties and management’s responses to the Auditors’ efforts to resolve such problems or difficulties, including any significant disagreements between management and the Auditors in connection with the preparation of the Company’s financial statements, any adjustments proposed by the Auditors that were rejected by management on any basis, matters referred by the Auditors to their national offices for additional review, the contents of any management/internal control letters issued or pending by the Auditors and the Auditors’ candid assessment of the responsibilities, budget and staffing of the Company’s internal audit function.

k. Obtain and review a report from the Auditors at least annually as to (a) all critical accounting policies to be used, (b) all alternative treatments of financial information within GAAP that have been discussed with management of the Company, the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the Auditors, and (c) other material written communications between the Auditors and management of the Company, including management letters and schedules of unadjusted differences.

l. Arrange for the Auditors to be available to the full Board of Directors at least annually to help provide an open avenue of communication among the Auditors, management and the Board of Directors.

m. Establish clear, formal procedures for the hiring of employees and former employees of the Auditor with the goal of preventing the prospect of future employment with the Company from influencing the current performance of the independent auditor function.

n. At least every five years, the Committee shall require the rotation of the Auditor’s lead audit partner and reviewing audit partner, and consider the costs and benefits of switching to another firm of independent auditors.

4. Reporting Process.

a. Review with management and the Auditors the Company’s annual audited and quarterly unaudited financial statements prior to release. This review should include discussion of significant issues regarding accounting principles, practices, and judgment, including the assessments of financial performance and critical accounting policies proposed to be set forth in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Committee shall recommend to the Board whether the financial statements should be included in the Company’s periodic reports filed with the Securities and Exchange Commission (“SEC”). For purposes of the interim financial statements to be included in the Company’s Quarterly Reports on Form 10-Q, the Chairman of the Committee may represent the entire Committee for purposes of this review.

b. Review all of the Company’s earnings releases, as well as financial information and earnings guidance provided to analysts and rating agencies, with management and the Auditors prior to release. The Chairman of the Committee may represent the entire Committee for purposes of this review.

c. Discuss with the Auditors their judgments about the quality, not just the acceptability, of the Company’s accounting principles and financial disclosure practices used or proposed and the appropriateness of significant management judgments.

d. Review any analyses prepared by management or the Auditors regarding significant financial reporting issues, specifically including the judgments made by management as to the application of GAAP to the Company’s financial reporting in light of alternative GAAP applications and the use of pro forma information not prepared in accordance with GAAP.

e. Discuss with management and the Auditors the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

f. Report periodically on Committee activities to the full Board and based upon discussions with, and reliance upon, management and the Auditors, issue the report required by the SEC rules to be included in the Company’s annual proxy statement. In addition, the Committee will provide any other audit committee-related disclosure, in filings with the SEC or otherwise required by applicable securities laws, rules and regulations or by the rules of the NYSE.

D. Funding.

The Company shall provide for appropriate funding, as determined by the Committee for payment of:

a. Compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

b. Compensation to any advisers employed by the Committee whose employ is deemed necessary by the Committee to carry out its duties.

c. Ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

E. Meetings.

The Committee shall meet at least four (4) times per year, once to review the audit plan of the internal auditors, once to review the audit plan of the Auditors, once to review the Company’s annual audited financial statements prior to their issuance, and once to review the post-audit findings of the Auditors and the internal auditors. The Committee shall meet more frequently as circumstances require and shall hold special meetings as may be called by the Chairman of the Committee or at the request of the Auditors, the internal auditors or management. Members of senior management, the Auditors, the internal auditors or others may attend meetings of the Committee at the invitation of the Committee and shall provide pertinent information as necessary. The Committee shall meet with the Auditors, the internal auditors and management in separate executive sessions as needed to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Meetings may be by telephone.

The Chairman of the Committee shall set the agenda of each meeting and arrange for the distribution of the agenda, together with supporting material, to the Committee members prior to each meeting. Chairman will also cause minutes of each meeting to be prepared and circulated to the Committee Members.

F. Communication with the Board of Directors.

The Committee shall, after each meeting, report its activities, findings and conclusions to the full Board of Directors and shall periodically report to the Board on significant results of its activities pursuant to Section C of this Charter. The Committee shall review with the Board any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Auditors, or the performance of the internal audit function.

Adopted by Board of Directors on October 22, 2004

ANNEX F

Wachovia Capital Markets, LLC

301 South College Street

Charlotte, NC 28288

WACHOVIA SECURITIES

December 16, 2004

The Special Committee of the Board of Directors

Earle M. Jorgensen Holding Company, Inc.

10650 South Alameda

Lynwood, California 90262

Attention:	Mr. Maurice S. Nelson, Jr.
President, Chief Executive Officer and Chief Operating Officer

Gentlemen:

You have asked Wachovia Capital Markets, LLC (“Wachovia Securities”), to advise you with respect to the fairness, from a financial point of view, to the stockholders of Earle M. Jorgensen Holding Company, Inc., a Delaware corporation (“Holding”), other than the Kelso Entities (as defined below), of the aggregate consideration to be received in connection with the Merger (as defined below), by such stockholders of Holding pursuant to the Agreement and Plan of Merger and Reorganization, dated as of December 17, 2004 (the “Agreement”), by and among Holding, Earle M. Jorgensen Company, a Delaware corporation (the “Company”), and EMJ Metals LLC, a Delaware limited liability company (“EMJ Metals LLC”).

Pursuant to the Agreement, Holding will be merged with and into EMJ Metals LLC, with EMJ Metals LLC being the surviving entity (the “Merger”), and (a) all issued and outstanding shares of common stock, $0.01 par value per share, of Holding (the “Holding Common Stock”) will be converted into shares of common stock, $0.001 per share, of the Company (the “Common Stock”), and (b) all issued and outstanding shares of Holding’s 13% Cumulative Preferred Stock, $0.01 par value per share (the “Series A Preferred Stock”), and Holding’s Variable Rate Cumulative Preferred Stock, $0.01 par value per share (the “Series B Preferred Stock”), will be converted into a combination of cash and Common Stock, as specified therein. Concurrently with, and subject to the completion of, the Merger, pursuant to an Exchange Agreement (the “Exchange Agreement”), of even date with the Agreement, among Holding, the Company, Kelso Investment Associates, L.P., a Delaware limited partnership (“KIA”), Kelso Equity Partners II, L.P., a Delaware limited partnership (“KP II”), KIA III-Earle M. Jorgensen, L.P., a Delaware limited partnership (“KIA III”), and Kelso Investment Associates IV, L.P., a Delaware limited partnership (“KIA IV”, and together with KIA, KP II, and KIA III, collectively, the “Kelso Entities”), KIA IV will exchange all of the outstanding Series A Variable Rate Notes of Holding (the “Series A Variable Rate Notes”) and warrants (the “Holding Warrants”) to purchase Holding Common Stock held by it for a combination of shares of Common Stock and cash, as specified therein. Terms used, but not defined, herein shall have the meanings ascribed to them in the Agreement. For purposes of calculating the merger consideration the Common Stock will be valued at the IPO price.

As condition to the closing of the Merger, the Company must have completed an initial public offering of its common stock (the “IPO”) at a price (the “IPO Price”) per share not less than $5.00 and the amount of Cash Proceeds Allocated to Preferred Stock and Holding Notes shall not be less than $100,000,000.00.

F-1

The Special Committee of the Board of Directors

Earle M. Jorgensen Holding Company, Inc.

December 16, 2004

In arriving at our opinion, we have, among other things:

•	Reviewed the Agreement and the Exchange Agreement, including the financial terms of the Merger and the Exchange.

•	Reviewed the draft Form S-1 (dated 10/1/2004) for the proposed IPO and the draft Form S-4 (dated 11/19/2004) for the proposed Merger.

•	Reviewed certain business, financial, and other information regarding the Company that was publicly available.

•	Reviewed certain business, financial, and other information regarding Holding and its prospects that was furnished to us by, and that we have discussed with, the management of Holding.

•	Reviewed certain business, financial, and other information regarding the Company and its prospects that was furnished to us by, and that we have discussed with, the management of the Company.

•	Compared certain business, financial, and other information regarding Holding with similar information regarding certain publicly traded companies that we deemed relevant.

•	Compared the proposed financial terms of the Agreement and the Exchange Agreement with the financial terms of certain other business combinations and transactions that we deemed relevant.

•	Developed discounted cash flow models for Holding based upon management estimates.

•	Reviewed the potential pro forma impact of the merger on the Company’s financial statements.

•	Reviewed the valuation of Holding’s capital stock as of March 31, 2003 prepared by Houlihan Lokey Howard & Zukin.

•	Reviewed the valuation of Holding’s capital stock as of March 31, 2004 prepared by Duff & Phelps, LLC.

•	Considered other information such as financial studies, analyses, and investigations as well as financial, economic and market criteria that we deemed relevant.

In connection with our review, we have relied upon the accuracy and completeness of the foregoing financial and other information we have obtained and reviewed for the purpose of our opinion, and we have not assumed any responsibility for any independent verification of such information. We have relied upon assurances of the management of Holding and the Company that they are not aware of any facts or circumstances that would make such information about Holding or the Company inaccurate or misleading. With respect to projections and financial forecasts, we have relied on estimates prepared by the management of Holding and the Company and have discussed with the management of Holding and the Company such projections, financial forecasts and estimates, as well as the assumptions upon which they are based. We have assumed that the projections, financial forecasts, estimates, judgments, and all assumptions expressed by management of Holding and the Company have been reasonably formulated and that they are the best currently available projections, financial forecasts, estimates, and judgments of the management of Holding and the Company. While we have discussed with management of Holding and the Company, such projections, financial forecasts, estimates and judgments, as well as the assumptions on which they are based, we assume no responsibility for and express no view as to any such projections, financial forecasts, estimates or judgments, or the assumptions upon which they are based. In arriving at our opinion, we have not conducted any physical inspection or assessment of the facilities of the Company, and we have not made or been provided with any evaluations or appraisals of the assets and liabilities of either Holding or the Company. We have relied on advice of counsel to Holding as to all legal matters with respect to Holding and the transactions contemplated in the Agreement.

F-2

The Special Committee of the Board of Directors

Earle M. Jorgensen Holding Company, Inc.

December 16, 2004

In rendering our opinion, we have assumed that the transactions contemplated by the Agreement will be consummated on the terms described in the Agreement and the Exchange Agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third party consents and/or approvals, no restrictions will be imposed that will have a material adverse effect on such transactions or other actions contemplated by the Agreement. Our opinion is necessarily based on economic, market, financial and other conditions as they exist on and can be evaluated as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the transactions contemplated by the Agreement compared with other business strategies that may have been considered by Holding’s management or its Board of Directors (including the Special Committee), nor does our opinion address the merits of the underlying decision by Holding to enter into the Agreement. Our opinion does not take into account any risks associated with Holding’s obligation to consummate the transactions contemplated by the Agreement. Finally, our opinion does not address the relative values, rights or priorities of the Holding Common Stock, the Series A Preferred Stock or the Series B Preferred Stock compared to either or both such other class or classes.

Wachovia Securities is an investment banking subsidiary and affiliate of Wachovia Corporation. We have been engaged to render this opinion to the Special Committee in connection with the Agreement and will receive a fee for such service. We have also been engaged to render certain financial advisory services to the Special Committee of the Board of Directors of the Company in connection with the Agreement and will receive a fee for such services, the principal portion of which is payable upon consummation of the Merger. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We call to your attention that Wachovia Securities and our affiliates provide a full range of financial advisory, securities and lending services in the ordinary course of business for which we receive customary fees. In 2003, Wachovia Securities sold its limited partner position in Kelso Investment Associates VI, L.P., a Delaware limited partnership (“KIA VI”), and currently has outstanding loan commitments to several portfolio companies of Kelso & Company. We may provide banking services, including, but not limited to, investment banking services, to Holding, EMJ Metals LLC, the Company or the Kelso Entities in the future for which we would also be paid fees.

This opinion is solely for the information and use of the Special Committee and the Board of Directors of Holding. This opinion shall not confer any rights or remedies upon the shareholders of Holding, or the Company, or the member of EMJ Metals LLC or any of its or their shareholders or any other person (including, without limitation, the Trustee of Holding’s stock bonus plan) or be used or relied on for any other purpose. Our opinion may not be disclosed, summarized, excerpted from, or otherwise publicly referred to without our prior written consent; provided, however, that our opinion may be included in any proxy statement or other similar communication to stockholders of Holding in connection with the Merger and may be disclosed to any stockholder of Holding, the members of Holding’s benefits committee or the Trustee of Holding’s stock bonus plan, and provided further that, in connection with any such disclosure, our opinion must be reproduced in full and any description or summary thereof, or reference to Wachovia Securities or its engagement hereunder, must be, in form and substance, acceptable to Wachovia Securities and its legal counsel, which acceptance will not be unreasonably withheld.

F-3

The Special Committee of the Board of Directors

Earle M. Jorgensen Holding Company, Inc.

December 16, 2004

Subject to the foregoing and based upon our experience as investment bankers, our work as described above, and other factors we deem relevant, we are of the opinion that, as of the date hereof, the aggregate consideration to be received by the stockholders of Holding, other than the Kelso Entities, in connection with the Merger pursuant to the Agreement is fair, from a financial point of view, to such stockholders of Holding.

Very truly yours,

/s/ Wachovia Capital Markets, LLC

WACHOVIA CAPITAL MARKETS, LLC

F-4

ANNEX G

■ 2029 CENTURY PARK EAST, SUITE 820 ■ LOS ANGELES, CA 90067 ■ 310-284-8008 ■ FAX 310-284-8130

December 16, 2004

Benefits Committee

Earle M. Jorgensen Holding Company, Inc.

10650 South Alameda Street

Lynwood, California 90262

Gentlemen:

The Benefits Committee of Earle M. Jorgensen Holding Company, Inc. (“Holding”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) as its independent financial advisor to provide an opinion (the “Opinion”) in connection with a proposed merger and financial restructuring transaction concurrent with an initial public offering (“Proposed Transaction”). Specifically, Duff & Phelps has been asked to provide its opinion as to the fairness of the Proposed Transaction to Holding’s Employee Stock Ownership Plan (to be renamed the Earle M. Jorgensen Stock Bonus Plan (“Stock Bonus Plan”)) and its participants (without giving effect to any impact of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder).

Description of the Proposed Transaction

The Proposed Transaction consists of multiple parts, but is described below as comprising two main components. The first component is the amendment of the terms set forth in a consent order (“Consent Order”) between Holding and the U.S. Department of Labor (“DOL”), and a related contribution of cash and stock to the Stock Bonus Plan. The second component consists of a merger and financial restructuring concurrent with an initial public offering. Although the second component is dependent upon completion of the first, it is Duff & Phelps’ understanding that the amendment of the Consent Order is independent of, and in no way contingent on, the remainder of the Proposed Transaction.

Consent Order and Special Contribution

Since early 2003, administration of the Stock Bonus Plan has been subject to the terms set forth in a Consent Order between Holding and the DOL. In part, the Consent Order requires that capital stock appraisals prepared for Stock Bonus Plan purposes be performed in a manner that is consistent with past appraisals. Specifically, among other things, the Consent Order requires that such appraisals include the application of a 30% control premium, and a consistent methodology in valuing Holding’s corporate-owned life insurance policies (“COLI”).

Prior to consummation of the merger and financial restructuring, Holding and the DOL expect to execute an amendment to the Consent Order. Under the terms of the amended Consent Order, future appraisals prepared for the Stock Bonus Plan will no longer be required to include the application of a 30% control premium or the use of prior methodology for valuation of the COLI.

In order to offset the effect on Stock Bonus Plan participants of the changes contemplated by the amended Consent Order, Holding has agreed to make an additional contribution to the Stock Bonus Plan (the “Special Contribution”). The Special Contribution will consist of 2,496,703 shares of common stock for current participants (or the equivalent in stock units or cash through a supplemental plan) and $1,416,905 in cash for participants who have already terminated employment at EMJ.

Benefits Committee

Earle M. Jorgensen Holding Company, Inc.

December 16, 2004

Merger and Financial Restructuring

It is our understanding that the Merger and Financial Restructuring can be summarized as follows:

•	Prior to the Proposed Transaction, Holding holds a 100% equity interest in Earle M. Jorgensen Company (“EMJ” or the “Company”);

•	As of the effective date of the Proposed Transaction, Holding will be merged with and into EMJ LLC, a newly formed wholly owned subsidiary of EMJ, with EMJ LLC as the surviving entity;

•	EMJ will consummate an initial public offering of its common stock, subject to a minimum gross offering size of $100 million and a minimum offering price of $5.00 per share;

•	After payment of certain transaction-related expenses, net proceeds from the IPO (excluding proceeds, if any, from the exercise of the underwriters’ over-allotment option) will be used to redeem, on a pro-rata basis, a portion of Holding’s subordinated debt and both classes of its preferred stock (the “Series A Preferred Stock” and the “Series B Preferred Stock”);

•	To the extent that net proceeds from the IPO are insufficient to redeem all such securities, the remaining balances of subordinated debt and preferred stock will be exchanged for common stock of EMJ;

•	All accrual of interest and dividends on Holding’s subordinated debt and preferred securities will terminate as of September 29, 2004 and the accrued values as of that date (defined as fair market value for preferred securities) will be used to calculate repayment and conversion obligations;

•	Conversions of debt and preferred stock into new common stock will take place at a conversion price equal to the public offering price in the IPO;

•	Existing shares of Holding common stock will be converted to EMJ common stock on a one-for-one basis;

•	Existing warrants to purchase Holding common stock will be exercised on a cashless basis, with the resulting shares then converted to EMJ common stock; and

•	Existing options to purchase Holding common stock will be converted into options to purchase EMJ common stock, with the terms of such options adjusted to reflect the amendment of the Consent Order and the Special Contribution to the Stock Bonus Plan.

Scope of Analysis

In connection with this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Our due diligence with regards to the Proposed Transaction included, but was not limited to, the items summarized below.

•	Visited EMJ’s headquarters in Lynwood, California;

•	Conducted interviews with the management including: Mr. Maurice S. Nelson, Jr., President and Chief Executive Officer; Mr. Neil McCaffery, Executive Vice President; and Mr. Bill Johnson, Chief Financial Officer;

•	Subsequent telephonic discussions were held with EMJ management; members of the Benefits Committee; O’Melveny and Myers, legal counsel to the Benefits Committee; members of the Special Committee of Holding’s Board of Directors; Katten Muchin Zavis Rosenman, legal counsel to the Special Committee; and Wachovia Securities, financial advisor to the Special Committee.

Benefits Committee

Earle M. Jorgensen Holding Company, Inc.

December 16, 2004

•	Reviewed relevant documents and agreements, including but not limited to:

•	Agreement and Plan of Merger and Reorganization (draft - dated November 9, 2004);

•	Exchange Agreement (draft – dated November 10, 2004);

•	Form S-4 Registration Statement, including Amendments thereto (latest draft dated December 16, 2004);

•	Amended and Restated Certificate of Incorporation of Earle M. Jorgensen Company;

•	Stockholders Agreement of Earle M. Jorgensen Company;

•	Consent Order and Release by and between Elaine L. Chao, Secretary of the United States Department of Labor, Holding, EMJ and affiliates, dated January 27, 2003;

•	Amended Consent Order (draft – as of November 17, 2004)

•	Lock-Up Agreement (draft – dated October 2004)

•	Reviewed the valuation of Holding capital stock as of March 31, 2003 and March 31, 2004 prepared by Houlihan, Lokey, Howard and Zukin (“HLHZ”) and Duff & Phelps, respectively;

•	Reviewed EMJ’s financial statements and SEC filings, including the annual report on Form 10-K for the years ended March 31, 2001 through 2004 and quarterly reports on Form 10-Q for the periods ended September 29, 2003 and 2004;

•	Reviewed Holding’s audited financial statements for the fiscal years ended March 31, 2001 through 2004;

•	Reviewed Holding’s internal financial statements for the fiscal years ended March 31, 2001 through 2004 and the six-month periods ended September 29, 2003 and 2004;

•	Reviewed financial projections prepared by Holding management for the fiscal years ended March 31, 2005 through 2008 and the calendar year ended December 31, 2005;

•	Reviewed and analyzed market trading prices and indicated valuation metrics for comparable public companies;

•	Reviewed other operating, financial and legal information regarding EMJ and Holding;

•	Reviewed pertinent economic and industry information; and

•	Reviewed and prepared other studies, analyses and investigations as we deemed appropriate.

Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to merger, acquisition and financing transactions, in particular. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of Holding’s or the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a credit rating, solvency opinion, an analysis of Holding’s or the Company’s credit worthiness or otherwise as tax advice or as accounting advice. In rendering this Opinion, Duff & Phelps relied upon the fact that the Benefits Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps: (i) relied upon the accuracy, completeness, and fair presentation of all information,

Benefits Committee

Earle M. Jorgensen Holding Company, Inc.

December 16, 2004

data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Holding and Company management, and did not attempt to independently verify such information, (ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same, and (iii) assumed that the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed. Duff & Phelps’ Opinion further assumes that information supplied and representations made by Holding and Company management are substantially accurate regarding Holding, the Company and the Proposed Transaction. Neither management nor Holding’s Board of Directors placed any limitation upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its Opinion.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. Duff & Phelps has also assumed that all of the conditions precedent required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Exchange Agreement and the Agreement and Plan of Merger and Reorganization that were provided for our review.

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Benefits Committee, the Special Committee, and the Board of Directors, and may not translate to any other purposes.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based proves to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Duff & Phelps has prepared this Opinion effective as of December 16, 2004. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

This letter should not be construed as creating any fiduciary duty on Duff & Phelps’ part to any party.

It is understood that this Opinion is for the information of the Benefits Committee, the Special Committee, the Company, and the Board of Directors in connection with its consideration of the Proposed Transaction and may not be used for any other purpose without Duff & Phelps’ prior written consent, except as noted in the following paragraph. This Opinion is not a recommendation as to how any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the consideration received is the best possible attainable under any circumstances. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. Notwithstanding the foregoing, Duff & Phelps expressly acknowledges that the members of Holding’s Board of Directors, including the Special Committee, may rely upon this Opinion as one of the factors they considered in evaluating the Proposed Transaction.

This Opinion may be included in its entirety in any proxy statement or other document distributed to shareholders of Holding and the Company in connection with the Proposed Transaction or required by law or regulation to be filed with the Securities and Exchange Commission, and you may summarize or otherwise reference the existence of this Opinion in such documents provided that any such summary or reference language shall be subject to prior approval by Duff & Phelps. Said approval shall not be unreasonably withheld. Except as

Benefits Committee

Earle M. Jorgensen Holding Company, Inc.

December 16, 2004

described above, without our prior consent, this Opinion may not be quoted or referred to, in whole or in part, in any written document.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date of this Opinion: (1) the aggregate consideration to be received by the Stock Bonus Plan in the Proposed Transaction is fair to the Stock Bonus Plan and its participants from a financial point of view, and (2) the consideration to be received by the Stock Bonus Plan pursuant to Section 2.3 of the Agreement and Plan of Merger and Reorganization in exchange for the (a) Series A Preferred Stock, (b) Series B Preferred Stock and (c) Holding common stock, considered independently in each case, is not less than the respective fair market value of such securities.

Respectfully submitted,

ANNEX H

DELAWARE GENERAL CORPORATION LAW

TITLE 8. CORPORATIONS

CHAPTER 1. GENERAL CORPORATION LAW

SUBCHAPTER IX. MERGER, CONSOLIDATION OR CONVERSION

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to § § 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The registrant’s certificate of incorporation provides that the registrant shall indemnify, to the fullest extent permitted by the provisions of the Delaware General Corporation Law, as now or hereafter in effect, all persons whom it may indemnify under such provisions, including directors and officers. The registrant’s bylaws, however, provide that the registrant shall not be obligated to indemnify any such person (1) with respect to any threatened, pending or completed claims, suits or actions, whether civil, criminal, investigative or otherwise (“Proceedings”) initiated or brought voluntarily by any such person and not by way of defense (other than, subject to certain exceptions, proceedings brought to establish or enforce a right to indemnification under the bylaws), or (2) for any amounts paid in settlement of a Proceeding without the prior written consent of the registrant. The registrant has entered into indemnification agreements with each of its directors and officers. These agreements may require the registrant, among other things, to indemnify such directors or officers against certain liabilities that may arise by reason of their status or service as directors or officers, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined that such director or officer is not entitled to indemnification, and to obtain directors’ and officers’ liability insurance whether or not the registrant would have the power to indemnify such director or officer under the applicable provisions of the registrants charter or bylaws. The registrant has directors’ and officers’ liability insurance and will obtain amended coverage in connection with the merger and financial restructuring and the public offering.

In addition, the registrant’s certificate of incorporation provides that a director of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds, or (4) for any transaction from which the director derives an improper personal benefit.

Reference is made to Section 145 of the Delaware General Corporation Law which provides for indemnification of directors and officers in certain circumstances.

Item 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits. The following exhibits are filed with this Registration Statement or incorporated by reference herein:

Exhibit Number		Description
2.1	*	Agreement and Plan of Merger and Reorganization, dated as of December 17, 2004, amended as of January 28, 2005, and further amended as of March 3, 2005, by and among Earle M. Jorgensen Company (the “Company”), Earle M. Jorgensen Holding Company, Inc. (“Holding”), and EMJ Metals LLC (attached to this document as Annex A and incorporated by reference herein).

2.2	*	Exchange Agreement, dated as of December 17, 2004, and amended as of March 3, 2005, by and among the Company, Holding, Kelso Investment Associates, L.P. (“KIA II”), Kelso Equity Partners II, L.P. (“KEP II”), KIA III-Earle M. Jorgensen, L.P. (“KIA III-EMJ”), and Kelso Investment Associates IV, L.P. (“KIA”) (attached to this document as Annex B and incorporated by reference herein).

2.3		First Amendment to Agreement and Plan of Merger and Reorganization, dated as of January 28, 2005, by and among the Company, Holding and EMJ Metals LLC. Incorporated by reference to Exhibit 10.24 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004 (the “Company’s December 31, 2004 Form 10-Q”).

2.4		Second Amendment to Agreement and Plan of Merger and Reorganization, dated as of March 3, 2005, by and among the Company, Holding and EMJ Metals LLC.

2.5		First Amendment to Exchange Agreement, dated as of March 3, 2005, by and among the Company, Holding, KIA II, KEP II, KIA III-EMJ, and KIA I.

3.1	*	Form of Amended and Restated Certificate of Incorporation of the Company (attached to this document as Annex C and incorporated by reference herein).

3.2	*	Form of Amended and Restated Bylaws of the Company (attached to this document as Annex D and incorporated by reference herein).

4.1		Specimen stock certificate representing the Company’s common stock. Incorporated by reference to Exhibit 4.1 to the Company’s Amendment No. 3 to Registration Statement on Form S-4 as filed on February 11, 2005 (Registration No. 333-111882) (the “Company’s S-4 Amendment No. 3”).

4.2		Form of Restructuring Agreement among Holding, the Company and KIA IV. Incorporated by reference to Exhibit 4.25 to Amendment No. 3 filed on March 3, 1993 (“Amendment No. 3”) to the Company’s 1993 Registration Statement on Form S-1 as filed on January 15, 1993 (Registration No. 33-57134) (the “Company’s 1993 Registration Statement”).

4.3		Amendment to Restructuring Agreement, dated as of March 3, 1993, and amended as of March 24, 1998, by and between Holding and KIA IV. Incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1998.

4.4		Second Amendment to the Restructuring Agreement, dated as of March 3, 1993, and amended as of May 22, 2002, by and between Holding and KIA IV. Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 (the “Company’s 2003 Form 10-K”).

4.5		Second Amendment to the Restructuring Agreement, dated as of March 3, 1993, and amended as of May 22, 2002, by and between Holding and KIA IV. Incorporated by reference to Exhibit 4.4 to the Company’s 2003 Form 10-K.

4.6		Third Amendment to the Restructuring Agreement, dated as of March 3, 1993, and amended as of June 28, 2002, by and between Holding and KIA IV. Incorporated by reference to Exhibit 4.5 to the Company’s 2003 Form 10-K.

4.7		Fourth Amendment to the Restructuring Agreement, dated as of March 3, 1993, and amended as of September 30, 2002, by and between Holding and KIA IV. Incorporated by reference to Exhibit 4.6 to the Company’s 2003 Form 10-K.

4.8		Fifth Amendment to the Restructuring Agreement, dated as of March 3, 1993, and amended as of December 31, 2002, by and between Holding and KIA IV. Incorporated by reference to Exhibit 4.7 to the Company’s 2003 Form 10-K.

4.9		Second Amended and Restated Credit Agreement, dated as of March 3, 1993, amended and restated as of March 24, 1998, and further amended and restated as of April 12, 2002 (the “Credit Agreement”), by and among the Company, Holding, Various Financial Institutions, BT Commercial Corporation, as agents, and Deutsche Bank Alex. Brown Incorporated, as Lead Arranger and Sole Book Runner. Incorporated by reference to Exhibit 4.16 to the Company’s Registration Statement on Form S-4 as filed on July 3, 2002 (Registration No. 333-91866) (the “Company’s 2002 Registration Statement”).

Exhibit Number		Description
4.10		Form of Indenture with respect to the Company’s 9 3/4% Senior Secured Notes due 2012. Incorporated by reference to Exhibit 4.17 to the Company’s 2002 Registration Statement.

4.11		Form of certificate for EMJ’s 9 3/4% Senior Secured Notes, Series A, $248,435,000. Incorporated by reference to Exhibit 4.18(a) to the Company’s 2002 Registration Statement.

4.12		Form of certificate for EMJ’s 9 3/4% Senior Secured Notes, Series A, $1,565,000. Incorporated by reference to Exhibit 4.18(b) to the Company’s 2002 Registration Statement.

4.13		Purchase Agreement, dated as of May 17, 2002, by and among the Company, Credit Suisse First Boston Corporation, Deutsche Bank Securities, Inc. and J.P. Morgan Securities, Inc., for an aggregate of $250,000,000 in principal amount of EMJ’s 9 3/4% Senior Notes due 2012. Incorporated by reference to Exhibit 4.19 of the Company’s 2002 Registration Statement.

4.14		First Amendment to the Credit Agreement and Consent, dated as of May 22, 2002, by and among the Company Holding, the banks and other financial institutions signatory thereto and Deutsche Bank Trust Company Americas, as agent. Incorporated by reference to Exhibit 4.21 to the Company’s 2002 Registration Statement.

4.15		Security Agreement, dated as of May 22, 2002, by and among the Company and other Grantors signatory thereto and The Bank of New York, as trustee. Incorporated by reference to Exhibit 4.22 to the Company’s 2002 Registration Statement.

4.16		Intercreditor Amendment, dated as of May 22, 2002, by and among The Bank of New York, as Trustee under the Indenture with respect to EMJ’s 9 3/4% Senior Notes, and Deutsche Bank Trust Company Americas, as agent under the Credit Agreement. Incorporated by reference to Exhibit 4.23 to the Company’s 2002 Registration Statement.

4.17		Form of Amended and Restated Second Amendment to Second Amended and Restated Credit Agreement and Consents, dated as of December 14, 2004, by and among the Company, Holding, the banks and other financial institutions signatory thereto and Deutsche Bank Trust Company Americas, as agent. Incorporated by reference to Exhibit 4.17 to the Company’s Amendment No. 2 to Registration Statement on Form S-4 as filed on December 22, 2004 (Registration No. 333-111882) (the “Company’s Amendment No. 2”).

4.18		Consent to Increased Capital Expenditures, dated June 30, 2004, by and among the Company, Holding, the banks and other financial institutions signatory thereto and Deutsche Bank Trust Company Americas, as agent. Incorporated by reference to Exhibit 4.18 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004.

4.19		Consent to Payment of Advisory Fee, dated as of December 20, 2004, by and among the Company, Holding, the financial institutions party thereto and Deutsche Bank Trust Company, as agent. Incorporated by reference to Exhibit 4.1 to the Company’s December 31, 2004 Form 10-Q.

4.20		Form of Third Amended and Restated Credit Agreement, dated as of March 3, 1993, amended and restated as of March 24, 1998, further amended and restated as of April 12, 2002, and further amended and restated as of March 3, 2005, by and among Holding, the Company, each of those financial institutions listed from time to time on Schedule I thereto, and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), acting as Agent (the “Third Amended and Restated Credit Agreement”). Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K as filed on March 7, 2005.

4.21		Form of Borrower Reaffirmation and Amendment to Security Agreement, dated as of March 3, 2005, by and among the Company, Holding, each of those financial institutions listed from time to time on Schedule I to the Third Amended and Restated Credit Agreement, and Deutsche Bank Trust Company Americas, acting as Agent. Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K as filed on March 7, 2005.

5	*	Opinion of Katten Muchin Zavis Rosenman as to the legality of the securities being registered (including consent).

8	*	Opinion of Katten Muchin Zavis Rosenman concerning tax matters (including consent).

10.1		Stockholders Agreement, amended and restated as of September 14, 1990, by and among Holding, KIA III-EMJ, KIA IV, KP II and the Management Stockholders and Other Investors named therein. Incorporated by reference to Exhibit 4.1 to Holding’s Post-Effective Amendment No. 1 to Holding’s Registration Statement as filed on October 12, 1990 (Registration No. 33-35022).

10.2		Amendment to the Stockholders Agreement, dated as of January 20, 1992. Incorporated by reference to Exhibit 10.2 to Amendment No. 3.

10.3		Second Amendment to the Stockholders Agreement, dated as of September 30, 1994. Incorporated by reference to Exhibit 10.41 to Amendment No. 1 filed June 2, 1995 to Holding’s Registration Statement on Form S-1 as filed on October 19, 1994 (Registration No. 33-85364).

Exhibit Number	Description
10.4	Third Amendment to the Stockholders Agreement, dated as of July 23, 1998. Incorporated by reference to Exhibit 10.4 to the Company’s 2003 Form 10-K.

10.5	Services Agreement, dated as of March 19, 1990, by and between EMJ Acquisition, Inc. and Kelso. Incorporated by reference to Exhibit 10.2 to Holding’s Registration Statement on Form S-1 as filed May 30, 1990 (Registration No. 33-35022).

10.6	Holding’s ESOP Trust Agreement. Incorporated by reference to Exhibit 10.32 to Holding’s Annual Report on Form 10-K for the fiscal year ended March 31, 1991.

10.7	Lease and Agreement, dated as of August 1, 1991, by and between Advantage Corporate Income Fund L.P. and the Company, relating to the sale and lease-back of Kilsby’s Kansas City, Missouri property. Incorporated by reference to Exhibit 10.30 to Amendment No. 3.

10.8	Industrial Building Lease, dated as of October 16, 1991, by and between Ira Houston Jones and Helen Mansfield Jones, Roderick M. Jones and Cherilyn Jones, Roger G. Jones and Norma Jean Jones, Robert M. Jones and Olga F. Jones and the Company, relating to the sale and lease-back of the Alameda Street property in Lynwood, California. Incorporated by reference to Exhibit 10.32 to Amendment No. 3.

10.9	Stock Purchase Agreement, dated as of June 30, 1992, by and among Forge Acquisition Corporation, The Jorgensen Forge Corporation and the Company, relating to the sale of the Company’s Forge division. Incorporated by reference to Exhibit 10.35 to Amendment No. 3.

10.10	Form of Management Agreement between the Company and Holding. Incorporated by reference to Exhibit 10.46 to Amendment No. 2 filed on February 24, 1993 to the Company’s 1993 Registration Statement.

10.11	Form of Tax Allocation Agreement between the Company and Holding. Incorporated by reference to Exhibit 10.47 to Amendment No. 3.

10.12	Holding’s 401(a)(17) Supplemental Contribution Plan, effective April 1, 1994. Incorporated by reference to Exhibit 10.54 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1995 (the “Company’s 1995 Form 10-K”).

10.13	Holding’s Deferred Compensation Plan, effective April 1, 1994. Incorporated by reference to Exhibit 10.55 to the Company’s 1995 Form 10-K.

10.14	Holding Stock Option Plan effective January 30, 1997. Incorporated by reference to Exhibit 10.57 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1997 (the “Company’s 1997 Form 10-K”).

10.15	Form of Holding Incentive and Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.58 to the Company’s 1997 Form 10-K.

10.16	Earle M. Jorgensen Company Management Incentive Compensation Plan. Incorporated by reference to Exhibit 10.62 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997.

10.17	Earle M. Jorgensen Company Employee Stock Ownership Plan, as amended and restated effective as of April 1, 2001. Incorporated by reference to Exhibit 10.57 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2002 (the “Company’s December 31, 2002 Form 10-Q”).

10.18	First Amendment to the Earle M. Jorgensen Company Employee Stock Ownership Plan (as amended and restated effective as of April 1, 2001), effective as of January 15, 2002. Incorporated by reference to Exhibit 10.58 to the Company’s December 31, 2002 Form 10-Q.

10.19	Second Amendment to the Earle M. Jorgensen Company Employee Stock Ownership Plan (as amended and restated effective as of April 1, 2001), effective as of April 1, 2001. Incorporated by reference to Exhibit 10.59 to the Company’s December 31, 2002 Form 10-Q.

10.20	Third Amendment to the Earle M. Jorgensen Company Employee Stock Ownership Plan (as amended and restated effective as of April 1, 2001), effective as of January 1, 2002. Incorporated by reference to Exhibit 10.60 to the Company’s December 31, 2002 Form 10-Q.

10.21	Registration Rights Agreement, dated as of May 17, 2002, by and among the Company, Credit Suisse First Boston Corporation, Deutsche Bank Securities, Inc. and J.P. Morgan Securities, Inc. Incorporated by reference to Exhibit 4.20 to the Company’s 2002 Registration Statement.

10.22	Fourth Amendment to the Earle M. Jorgensen Company Employee Stock Ownership Plan (as amended and restated effective as of April 1, 2001), effective as of April 1, 2003. Incorporated by reference to Exhibit 10.21 to the Company’s 2003 Form 10-K.

Exhibit Number	Description
10.23	Fifth Amendment to the Earle M. Jorgensen Employee Stock Ownership Plan (as amended and restated effective as of April 1, 2001), effective as of April 1, 2004. Incorporated by reference to Exhibit 10.23 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2004.

10.24	Lease and Agreement, dated as of September 1, 1991, by and between Advantage Corporate Income Fund L.P. and the Company, relating to the sale and lease-back of the Cincinnati, Ohio property. Incorporated by reference to Exhibit 10.31 to the Company’s 1993 Registration Statement.

10.25	Amendment to Holding’s Stock Bonus Plan Trust Agreement, dated as of November 18, 2003. Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2003.

10.26	Form of Indemnification Agreement of the Company. Incorporated by reference to Exhibit 3.3 to Amendment No. 1 filed on April 8, 2004 to this Registration Statement on Form S-4 as filed on January 13, 2004 (Registration No. 33-111882) (the “Company’s 2004 Registration Statement”).

10.27	Earle M. Jorgensen Company 2004 Stock Incentive Plan. Incorporated by reference to Exhibit 10.27 to the Company’s Amendment No. 2.

10.28	Form of Incentive Stock Option Agreement under the Earle M. Jorgensen Company 2004 Stock Incentive Plan. Incorporated by reference to Exhibit 10.28 to the Company’s Amendment No. 2.

10.29	Form of Non-Qualified Stock Option Agreement under the Earle M. Jorgensen Company 2004 Stock Incentive Plan. Incorporated by reference to Exhibit 10.29 to the Company’s Amendment No. 2.

10.30	Form of Restricted Stock Agreement under the Earle M. Jorgensen Company 2004 Stock Incentive Plan. Incorporated by reference to Exhibit 10.30 to the Company’s Amendment No. 2.

10.31	Form of Registration Rights Agreement, by and among the Company, Maurice S. Nelson, Jr., KIA I, KEP II, KIA III-EMJ and KIA IV. Incorporated by reference to Exhibit to 10.31 to the Company’s Amendment No. 2.

10.32	Form of Nominating Agreement, by and among the Company, KIA I, KPII, KIA III-EMJ and KIA IV. Incorporated by reference to Exhibit 10.32 to the Company’s Amendment No. 2.

10.33	Amendment to Advisory Agreement, dated as of December 17, 2004, by and between the Company and Kelso & Company, L.P. Incorporated by reference to Exhibit 10.33 to the Company’s Amendment No. 2.

10.34	Termination of Merger Agreement and Exchange Agreement, dated as of July 30, 2004. Incorporated by reference to Exhibit 10.28 to the Company’s Quarterly Report on Form 10-Q Commission File No. 1-7537 for the fiscal quarter ended June 30, 2004.

10.35	Sixth Amendment to the Earle M. Jorgensen Company Employee Stock Ownership Plan (as amended and restated effective as of April 1, 2001), effective as of April 1, 2004. Incorporated by reference to Exhibit 10.35 to the Company’s Amendment No. 2.

10.36	Seventh Amendment to the Earle M. Jorgensen Stock Bonus Plan (as amended and restated effective as of April 1, 2001). Incorporated by reference to Exhibit 10.36 to the Company’s Amendment No. 2.

10.37	Supplemental SBP of Earle M. Jorgensen Holding Company, Inc., effective as of March 31, 2006. Incorporated by reference to Exhibit 10.37 to the Company’s Amendment No. 2.

10.38	Amended Consent Order and Release, dated as of December 12, 2004, by and among the Company, Holding, the Earle M. Jorgensen Employee Stock Ownership Plan, the Benefits Committee of Holding’s Board of Directors, and the United States Department of Labor, as filed on January 3, 2005 with the United States District Court for the Central District of California. Incorporated by reference to Exhibit 10.38 to the Company’s Amendment No. 2.

10.39	Retention Bonus; Transfer Restrictions Letter, dated as of December 17, 2004, by and between the Company and Maurice S. Nelson, Jr. Incorporated by reference to Exhibit 10.39 to the Company’s Amendment No. 2.

10.40	Amendment to the Earle M. Jorgensen Holding Company, Inc. Option Plan, effective as of December 16, 2004. Incorporated by reference to Exhibit 10.40 to the Company’s Amendment No. 2.

10.41	Adjustment to Outstanding Stock Option Letter, dated as of December 17, 2004, by and between the Company and Maurice S. Nelson, Jr. Incorporated by reference to Exhibit 10.41 to the Company’s Amendment No. 2.

Exhibit Number		Description
10.42		Form of Adjustment to Outstanding Stock Options Letter from the Company to Option Holders of Holding. Incorporated by reference to Exhibit 10.42 to Amendment No. 2.

10.43		Form of Transfer Restriction Agreement. Incorporated by reference to Exhibit 10.43 to the Company’s Amendment No. 2.

10.44		Form of Disposition of Stock Options Letter from the Company to Option Holders of Holdings. Incorporated by reference to Exhibit 10.44 to Amendment No. 2.

10.45		Earle M. Jorgensen Company IPO Cash Bonus Plan, dated as of January 28, 2005. Incorporated by reference to Exhibit 10.23 to the Company’s December 31, 2004 Form 10-Q.

12		Statement of Computation of Ratio of Earnings to Fixed Charges. Incorporated by reference to Exhibit 12 to the Company’s S-4 Amendment No. 3.

21		Subsidiaries of the Company. Incorporated by reference to Exhibit 21 to the Company’s 2004 Form 10-K.

23.1	*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	*	Consents of Katten Muchin Zavis Rosenman (included in text of opinion of Katten Muchin Zavis Rosenman concerning the legality of the securities being registered, included at Exhibit 5 and in text of tax opinion of Katten Muchin Zavis Rosenman, included at Exhibit 8).

24.1		Power of Attorney. Incorporated by reference to the Company’s 2004 Registration Statement.

24.2		Power of Attorney, dated as of February 10, 2005, as executed by Joseph T. O’Donnell, Jr. Incorporated by reference to Exhibit 24.2 to the Company’s S-4 Amendment No. 3.

99.1	*	Form of Holding Series A Preferred Stock Proxy Card.

99.2	*	Form of Holding Series B Preferred Stock and Common Stock Proxy Card.

99.3	*	Form of Transmittal Letter to Earle M. Jorgensen Holding Company, Inc. Amended and Restated Employee Stock Ownership Plan Participants.

99.4	*	Form of Series A Preferred Stock Instruction Card from Earle M. Jorgensen Holding Company, Inc. Amended and Restated Employee Stock Ownership Plan Participants to the Trustee of the Earle M. Jorgensen Employee Stock Ownership Plan.

99.5	*	Form of Series B Preferred Stock and Common Stock Instruction Card from Earle M. Jorgensen Holding Company, Inc. Amended and Restated Employee Stock Ownership Plan Participants to the Trustee of the Earle M. Jorgensen Employee Stock Ownership Plan.

99.6	*	Consent of Duff & Phelps, LLC.

99.7	*	Consent of Wachovia Capital Markets, LLC.

*	Included in this filing.

(b) Financial Statement Schedule

Schedule Number	Description of Schedules*

Schedule II	Valuation and Qualifying Accounts and Reserves

*	All other schedules are omitted as required information is inapplicable or the information is presented in the financial statements or related notes.

EARLE M. JORGENSEN COMPANY

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Column A	Column B	Column C	Column D	Column E
Description	Balance at beginning of period	Charges to costs and expenses	Amounts charged off (net of recoveries)	Balance at end of period
Allowance for doubtful accounts
Year ended March 31, 2002	$427,000	$2,434,000	$(2,409,000)	$452,000
Year ended March 31, 2003	452,000	2,649,000	(2,711,000)	390,000
Year ended March 31, 2004	390,000	2,880,000	(2,669,000)	601,000
Reserve for inventory
Year ended March 31, 2002	$2,231,000	$2,705,000	$(2,411,000)	$2,525,000
Year ended March 31, 2003	2,525,000	2,321,000	(1,669,000)	3,177,000
Year ended March 31, 2004	3,177,000	1,123,000	(912,000)	3,388,000

Item 22. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to securityholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items for the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed by the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information continued in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lynwood, State of California, on March 10, 2005.

EARLE M. JORGENSEN COMPANY

By:	/s/ WILLIAM S. JOHNSON
William S. Johnson Chief Financial Officer and Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on March 10, 2005 in the capacities indicated.

Signature	Title

* David M. Roderick	Chairman of the Board and Director

/s/ MAURICE S. NELSON, JR. Maurice S. Nelson, Jr.	Chief Executive Officer, Chief Operating Officer and President and Director (Principal Executive Officer)

/s/ WILLIAM S. JOHNSON William S. Johnson	Chief Financial Officer, Vice President and Secretary (Principal Financial Officer and Accounting Officer)

* Frank T. Nickell	Director

* William A. Marquard	Director

* John Rutledge	Director

* Earl L. Mason	Director

* David I. Wahrhaftig	Director

* Joseph T. O’Donnell, Jr.	Director

*By:	/s/ WILLIAM S. JOHNSON
William S. Johnson (Attorney-in-fact)